UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 3, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the document prepared pursuant to Item 19.2(d) of the SEC Form 20-F, containing a description of the rights of each class of securities of UBS Group AG and UBS AG that is registered under Section 12 of the Exchange Act of 1934 as of 31 December 2019.

Exhibit 2(d)

i

UBS GROUP AG AND UBS AG

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Table of Contents

6. UBS AG Exchange Traded Access Securities Linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return due 2038......................................................................................................................................................... 93

7. ETRACS UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return ETN Series B due April 5, 2038       100

12. UBS AG Exchange Traded Access Securities (E-TRACS) Linked to the Alerian MLP Infrastructure Index due April 2, 2040             133

13. ETRACS Alerian MLP Infrastructure Index ETN Series B due April 2, 2040.......................................................... 146

14. UBS AG Exchange Traded Access Securities (E-TRACS) Linked to the Alerian Natural Gas MLP Index due July 9, 2040  160

15. UBS AG Exchange Traded Access Securities (E-TRACS) Linked to the Wells Fargo® Business Development Company Index due April 26, 2041........................................................................................................................................................ 173

16. ETRACS Wells Fargo® Business Development Company Index ETN Series B due April 26, 2041................... 185

17. 2xLeveraged Long Exchange Traded Access Securities (ETRACS) Linked to the Wells Fargo® Business Development Company Index due May 24, 2041....................................................................................................................................... 198

18. 2xLeveraged Wells Fargo® Diversified Business Development Company Index ETN Series B due October 21, 2049          212

29. 2xLeveraged Long ETRACS Wells Fargo® Business Development Company Index ETN Series B due May 24, 2041          378

30. ETRACS Monthly Pay 2xLeveraged Wells Fargo MLP Ex-Energy ETN Series B due October 21, 2049........... 393

31. ETRACS Monthly Pay 2xLeveraged Wells Fargo MLP Ex-Energy ETN due June 24, 2044................................ 410

39. UBS ETRACS—ProShares Daily 3x Long Crude ETN linked to the Bloomberg WTI Crude Oil Subindex ER due January 4, 2047 (the “3X Long Securities”);  40. UBS ETRACS—ProShares Daily 3x Inverse Crude ETN linked to the Bloomberg WTI Crude Oil Subindex ER due January 4, 2047 (the “3X Inverse Securities”)................................................ 523

41. ETRACS 2xMonthly Pay Leveraged Preferred Stock Index ETN due September 25, 2048................................. 537

42. ETRACS NYSE® Pickens CoreMidstream™ Index ETN due August 20, 2048...................................................... 554

43. VelocityShares™ 1X Long VSTOXX Futures ETN linked to the VSTOXX Short-Term Futures Investable Index due May 3, 2047 (the “Long Securities”);  44. VelocityShares™ 1X Daily Inverse VSTOXX Futures ETN linked to the VSTOXX Short-Term Futures Inverse Investable Index due May 3, 2047 (the “Inverse Securities”)............................... 567

45. ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN Series B due October 21, 2049... 577

Description of the Corporation’s Ordinary Shares

The following summary of UBS Group AG’s (the “Corporation”) ordinary shares is based on and qualified by the Corporations Restated Articles of Association. For a complete description of the terms and provisions of the Company’s equity securities, including its common stock, refer to the Articles of Association of which are filed as exhibits to this Annual Report on Form 20-F. Throughout this exhibit, references to “we,” “our,” “us” and “the Company” refer to the Corporation.

General

At year-end 2019, UBS Group AG had 3,859,055,395 issued shares with a par value of CHF 0.10 each, leading to a share capital of CHF 385,905,539.50.

Registered shares of the Corporation are in the form of uncertificated securities (in the sense of the Swiss Code of Obligations) and intermediary-held securities (in the sense of the Swiss Federal Intermediated Securities Act).

Following a shareholder’s registration in the share register, the shareholder may request the Corporation to issue a written statement in respect of his registered shares at any time; however, he has no entitlement to the printing and delivery of share certificates. In contrast, the Corporation may print and deliver share certificates for registered shares (single certificates, certificates representing multiples of shares or global certificates) at any time. It may withdraw registered shares issued as intermediary-held securities from the respective custody system. With the consent of the shareholder, the Corporation may cancel issued certificates which are returned to it without replacement.

Dividend Rights and Dividends

                Shareholders are entitled to the dividends or other distributions approved by UBS Group’s general meeting in proportion to their shareholdings.

                Swiss law requires that at least 5% of the annual net profits of a corporation must be retained as general reserves for so long as these reserves amount to less than 20% of the corporation’s nominal share capital. Any net profits remaining are at the disposal of the shareholders’ meeting, except that, if an annual dividend exceeds 5% of the nominal share capital, then 10% of such excess must be retained as general reserves.

                Under Swiss law, dividends may be paid out only if the corporation has sufficient distributable profits from previous business years or if the reserves of the corporation are sufficient to allow distribution of a dividend. In either event, dividends may be paid out only after approval by the shareholders’ meeting. The Board of Directors (BoD) may propose to the shareholders that a dividend be paid out. The auditors must confirm that the dividend proposal of the BoD conforms with statutory law. In practice, the shareholders’ meeting usually approves the dividend proposal of the BoD.

                Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under Swiss law, the statute of limitations in respect of dividend payments is five years.

                U.S. holders of shares will receive dividend payments in U.S. dollars, unless they provide notice to UBS Group’s U.S. transfer agent, Computershare, that they wish to receive dividend payments in Swiss francs. The U.S. transfer agent will be responsible for paying the U.S. dollars or Swiss francs to registered holders, and for withholding any required amounts for taxes or other governmental charges. If the U.S. transfer agent determines, after consultation with UBS Group, that in its judgment any foreign currency received by it cannot be converted into U.S. dollars or transferred to U.S. holders, it may distribute the foreign currency received by it, or an appropriate document evidencing the right to receive such currency, or in its discretion hold such foreign currency for the accounts of U.S. holders.

Voting Rights

Each share conveys the right to cast one vote.

Resolutions and elections are decided at the General Meeting by an absolute majority of the votes cast, excluding blank and invalid ballots, subject to the Articles of Association and the compulsory provisions of the law.

A resolution to change Article 19 of the Articles of Association, to remove one fourth or more of the members of the BoD or to delete or modify Article 17 paragraph 2 of the Articles of Association must receive at least two thirds of the votes represented.

Board of Directors

The term of office for members of the Board of Directors and its Chairman expires after completion of the next Annual General Meeting.

Members whose term of office has expired are immediately eligible for re-election.

Liquidation Rights

In the event of liquidation of UBS Group’s assets, shareholders are entitled to a proportional share after all debts have been paid.

Preemption Rights

Under Swiss law, any share issue, whether for cash or non-cash consideration or for no consideration, is subject to the prior approval of the shareholders’ meeting. Shareholders of a Swiss corporation have certain preemptive rights to subscribe for new issues of shares in proportion to the nominal amount of shares held. The Articles of Association or a resolution adopted at a shareholders’ meeting with a supermajority may, however, limit or suspend preemptive rights in certain limited circumstances.

Medium-Term Notes, Series A

Description of Debt Securities We May Offer

Please note that in this section entitled “Description of Debt Securities We May Offer,” references to UBS, we, our and us refer only to UBS AG and not to its consolidated subsidiaries. Also, in this section, references to “holders” and “you” mean those who own debt securities registered in their own names on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in debt securities registered in street name or in debt securities issued in book-entry form through one or more depositaries. Owners of beneficial interests in the debt securities should read the section below entitled “Legal Ownership and Book-Entry Issuance.”

References herein to “this prospectus” are deemed to refer to this section “Medium-Term Notes, Series A” and references to “your prospectus supplement” are deemed to refer to the individual description of notes issuances contained below in this exhibit.

The Debt Indenture

As required by U.S. federal law for publicly offered bonds and notes, the debt securities are governed by a document called an indenture. The debt indenture is a contract between us and U.S. Bank Trust National Association, which acts as trustee.

The trustee has two main roles:

Ø   First, the trustee can enforce your rights against us if we default. There are limitations on the extent to which the trustee acts on your behalf, which we describe below under “—Default, Remedies and Waiver of Default.”

Ø   Second, the trustee performs administrative duties for us, such as sending you interest payments and notices.

See “—Our Relationship with the Trustee” below for more information about the trustee.

We May Issue Many Series of Debt Securities Under the Debt Indenture

We may issue as many distinct series of debt securities under the debt indenture as we wish. This section summarizes terms of the debt securities that apply generally to all series. The provisions of the debt indenture allow us not only to issue debt securities with terms different from those of debt securities previously issued under the debt indenture, but also to “reopen” a previous issue of a series of debt securities and issue additional debt securities of that series. Most of the financial and other specific terms of your series, will be described in the prospectus supplement accompanying this prospectus. Those terms may vary from the terms described here.

We may issue debt securities separately or together with other debt securities.

As you read this section, please remember that the specific terms of your debt security as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are any differences between your prospectus supplement and this prospectus, your prospectus supplement will control. Thus, the statements we make in this section may not apply to your debt security.

When we refer to a series of debt securities, we mean a series issued under the debt indenture. When we refer to your prospectus supplement, we mean the prospectus supplement describing the specific terms of the debt security you purchase. The terms used in your prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

Unless we indicate otherwise in your prospectus supplement, the debt securities we issue to you will be part of the series of debt securities referred to as our “medium-term notes, Series A.” The Series A notes are a single distinct series under the debt indenture, and we may issue Series A notes in such amounts, at such times and on such terms as we wish. The Series A notes will differ from one another, and from any other series, in their terms, but all of the Series A notes together will constitute a single series for all purposes under the debt indenture pursuant to which they will be issued.

Amounts That We May Issue

The debt indenture does not limit the aggregate amount of debt securities that we may issue or the number of series or the aggregate amount of any particular series. We have already issued Series A notes, many of which are currently outstanding. We intend to issue additional Series A notes, and may issue additional Series A notes at any time, without your consent and without notifying you. We may also issue debt securities and other securities at any time without your consent and without notifying you.

The debt indenture and the debt securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the debt securities.

Principal Amount, Stated Maturity and Maturity

The principal amount of a debt security means the principal amount payable at its stated maturity, unless that amount is not determinable, in which case the principal amount of a debt security is its face amount.

The term “stated maturity” with respect to any debt security means the day on which the principal amount of your debt security is scheduled to become due. The principal may become due sooner, by reason of redemption or acceleration after a default or otherwise in accordance with the terms of the debt security. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the “maturity” of the principal.

We also use the terms “stated maturity” and “maturity” to refer to the days when other payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the “stated maturity” of that installment.

When we refer to the “stated maturity” or the “maturity” of a debt security without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

This Section Is Only a Summary

The debt indenture and its associated documents, including your debt security, contain the full legal text governing the matters described in this section and your prospectus supplement. We have filed a copy of the debt indenture with the SEC as an exhibit to our registration statement. See “Where You Can Find More Information” above for information on how to obtain a copy.

This section and your prospectus supplement summarize all the material terms of the debt indenture and your debt security. They do not, however, describe every aspect of the debt indenture and your debt security. For example, in this section and your prospectus supplement, we use terms that have been given special meaning in the debt indenture, but we describe the meaning of only the more important of those terms.

Governing Law

The debt indenture is, and the debt securities will be, governed by New York law.

Currency of Debt Securities

Amounts that become due and payable on your debt security in cash will be payable in a currency, composite currency, basket of currencies or currency unit or units specified in your prospectus supplement. We refer to this currency, composite currency, basket of currencies or currency unit or units as a “specified currency.” The specified currency for your debt security will be U.S. dollars, unless your prospectus supplement states otherwise. Some debt securities may have different specified currencies for principal and interest. You will have to pay for your debt securities by delivering the requisite amount of the specified currency to UBS Securities LLC, UBS Financial Services Inc. or another firm that we name in your prospectus supplement, unless other arrangements have been made between you and us or you and that firm. We will make payments on your debt securities in the specified currency, except as described below in “—Payment Mechanics for Debt Securities.” See “Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency” below for more information about risks of investing in this kind of debt securities.

Co-obligation of UBS Switzerland AG

Effective upon the date of the transfer by UBS AG to UBS Switzerland AG, on the Transfer Date, of UBS AG’s Retail & Corporate and Wealth Management business booked in UBS AG’s booking center in Switzerland, UBS Switzerland AG became a co-obligor of the debt securities previously issued by UBS AG, which were initially registered, and were initially offered and sold, under a registration statement previously filed by UBS AG. As a result of the assumption of the co-obligation by UBS Switzerland AG on the Transfer Date, UBS Switzerland AG will be fully, unconditionally and irrevocably liable, jointly and severally, with UBS AG, for UBS AG’s obligations under and with respect to the debt securities with respect to the due and punctual payment of the principal of and any premium, interest and other amounts payable on, under or in respect of such securities and the due performance and observance of every covenant of the indenture to be performed or observed by UBS AG with respect to such securities.

The obligations of UBS Switzerland AG as a co-obligor are primary and not merely those of a surety. UBS Switzerland AG waives the right to require holders to proceed first against UBS AG and UBS Switzerland AG shall be subrogated to all rights of the holder of a security of a series against UBS AG in respect of any amounts paid to such holder by it pursuant to the terms of the indenture.

Types of Debt Securities

We may issue any of the three types of debt securities described below. A debt security may have elements of each of the three types of debt securities described below. For example, a debt security may bear interest at a fixed rate for some periods and at a floating rate in others. Similarly, a debt security may provide for a payment of principal at maturity linked to an index and also bear interest at a fixed or floating rate.

Fixed Rate Debt Securities

A debt security of this type will bear interest at a fixed rate described in the applicable prospectus supplement. This type includes zero coupon debt securities, which bear no interest and are instead issued at a price lower than the principal amount. See “—Original Issue Discount Debt Securities” below for more information about zero coupon and other original issue discount debt securities.

Each fixed rate debt security, except any zero coupon debt security, will bear interest from its original issue date or from the most recent date to which interest on the debt security has been paid or made available for payment. Interest will accrue on the principal of a fixed rate debt security at the fixed yearly rate stated in the applicable prospectus supplement, until the principal is paid or made available for payment or the security has been converted or exchanged. Each payment of interest due on an interest payment date or the date of maturity will include interest accrued from and including the last date to which interest has been paid, or made available for payment, or from the issue date if none has been paid or made available for payment, to but excluding the interest payment date or the date of maturity. We will compute interest on fixed rate debt securities on the basis of a 360-day year of twelve 30-day months. We will pay interest on each interest payment date and at maturity as described below under “—Payment Mechanics for Debt Securities.”

Floating Rate Debt Securities

Interest Rate Formulas. A debt security of this type will bear interest at rates that are determined by reference to an interest rate formula. In some cases, the rates may also be adjusted by adding or subtracting a spread or multiplying by a spread multiplier and may be subject to a minimum rate or a maximum rate. If your debt security is a floating rate debt security, the formula and any adjustments that apply to the interest rate will be specified below.

Each floating rate debt security will bear interest from its original issue date or from the most recent date to which interest on the debt security has been paid or made available for payment. Interest will accrue on the principal of a floating rate debt security at the yearly rate determined according to the interest rate formula stated in the applicable prospectus supplement, until the principal is paid or made available for payment. We will pay interest on each interest payment date and at maturity as described below under “—Payment Mechanics for Debt Securities.”

Calculation of Interest. Calculations relating to floating rate debt securities will be made by the calculation agent, an institution that we appoint as our agent for this purpose. That institution may include any affiliate of ours, such as UBS Securities LLC. The prospectus supplement for a particular floating rate debt security will name the institution that we have appointed to act as the calculation agent for that debt security as of its original issue date. We may appoint a different institution to serve as calculation agent from time to time after the original issue date of the debt security without your consent and without notifying you of the change. Absent manifest error, all determinations of the calculation will be final and binding on you and us, without any liability on the part of the calculation agent.

For each floating rate debt security, the calculation agent will determine, on the corresponding interest calculation or determination date, as described in the applicable prospectus supplement, the interest rate that takes effect on each interest reset date. In addition, the calculation agent will calculate the amount of interest that has accrued during each interest period—i.e., the period from and including the original issue date, or the last date to which interest has been paid or made available for payment, to but excluding the payment date. For each interest period, the calculation agent will calculate the amount of accrued interest by multiplying the face or other specified amount of the floating rate debt security by an accrued interest factor for the interest period. This factor will equal the sum of the interest factors calculated for each day during the interest period. The interest factor for each day will be expressed as a decimal and will be calculated by dividing the interest rate, also expressed as a decimal, applicable to that day by 360 or by the actual number of days in the year, as specified in the applicable prospectus supplement.

Upon the request of the holder of any floating rate debt security, the calculation agent will provide the interest rate then in effect for that debt security—and, if determined, the interest rate that will become effective on the next interest reset date. The calculation agent’s determination of any interest rate, and its calculation of the amount of interest for any interest period, will be final and binding in the absence of manifest error.

All percentages resulting from any calculation relating to a debt security will be rounded upward or downward, as appropriate, to the next higher or lower one hundred-thousandth of a percentage point, e.g., 9.876541% (or .09876541) being rounded down to 9.87654% (or ..0987654) and 9.876545% (or .09876545) being rounded up to 9.87655% (or ..0987655). All amounts used in or resulting from any calculation relating to a floating rate debt security will be rounded upward or downward, as appropriate, to the nearest cent, in the case of U.S. dollars, or to the nearest corresponding hundredth of a unit, in the case of a currency other than U.S. dollars, with one-half cent or one-half of a corresponding hundredth of a unit or more being rounded upward.

In determining the base rate that applies to a floating rate debt security during a particular interest period, the calculation agent may obtain rate quotes from various banks or dealers active in the relevant market, as described in the applicable prospectus supplement. Those reference banks and dealers may include the calculation agent itself and its affiliates, as well as any underwriter, dealer or agent participating in the distribution of the relevant floating rate debt securities and its affiliates, and they may include UBS AG or its affiliates.

Indexed Debt Securities

A debt security of this type provides that the principal amount payable at its maturity, and/or the amount of interest payable on an interest payment date, will be determined by reference to:

Ø   securities of one or more issuers;

Ø   one or more currencies;

Ø   one or more commodities;

Ø   any other financial, economic or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance; and/or

Ø   one or more indices or baskets of the items described above.

If you are a holder of an indexed debt security, you may receive an amount at maturity (including upon acceleration following an event of default) that is greater than or less than the face amount of your debt security depending upon the formula used to determine the amount payable and the value of the applicable index at maturity. The value of the applicable index will fluctuate over time.

An indexed debt security may provide either for cash settlement or for physical settlement by delivery of the underlying property or another property of the type listed above. An indexed debt security may also provide that the form of settlement may be determined at our option or at the holder’s option. Some indexed debt securities may be convertible, exercisable or exchangeable, at our option or the holder’s option, into or for securities of an issuer other than UBS AG.

If you purchase an indexed debt security, your prospectus supplement will include information about the relevant index, about how amounts that are to become payable will be determined by reference to the price or value of that index and about the terms on which the security may be settled physically or in cash. The prospectus supplement will also identify the calculation agent that will calculate the amounts payable with respect to the indexed debt security and may exercise significant discretion in doing so. The calculation agent may be UBS Securities LLC or another of our affiliates. See “Considerations Relating to Indexed Securities” for more information about risks of investing in debt securities of this type.

Original Issue Discount Debt Securities

A fixed rate debt security, a floating rate debt security or an indexed debt security may be an original issue discount debt security. A debt security of this type is issued at a price lower than its principal amount and provides that, upon redemption or acceleration of its maturity, an amount less than its principal amount will be payable. An original issue discount debt security may be a zero coupon debt security. A debt security issued at a discount to its principal may, for U.S. federal income tax purposes, be considered an original issue discount debt security, regardless of the amount payable upon redemption or acceleration of maturity. See “U.S. Tax Considerations—Taxation of Debt Securities— Original Issue Discount” below for a brief description of the U.S. federal income tax consequences of owning an original issue discount debt security.

Extension of Maturity

If specified in the applicable prospectus supplement, we will have the option to extend the stated maturity of your debt security for one or more periods of whole years up to but not beyond the final maturity date specified in the prospectus supplement. We call a debt security whose maturity we may extend an extendible debt security. We call the period of time as to which we may extend the maturity the extension period. The following procedures will apply to extendible debt securities, unless otherwise indicated in the applicable prospectus supplement.

We may extend the maturity of an extendible debt security by notifying the paying agent between 45 and 60 days before the stated maturity then in effect. The stated maturity may be the original stated maturity, as described in the prospectus supplement, or a maturity that we previously extended by following these procedures. If we notify the paying agent that we will extend the maturity, the paying agent will send a notice to each holder by first class mail, postage prepaid, or by other means agreed upon between us and the paying agent, at least 30 days before the stated maturity then in effect. The notice sent by the paying agent will provide the following information:

Ø   our election to extend the maturity of the extendible debt security;

Ø   the extended maturity date or, if the maturity date had previously been extended, the new extended maturity date;

Ø   the interest rate that will apply during the extension period or, in the case of a floating rate debt security, the spread and/or spread multiplier, if any, applicable during the extension period; and

Ø   the provisions, if any, for redemption and repayment during the extension period.

Once the paying agent has mailed the notice to each holder, the extension of the maturity date will take place automatically. All of the terms of the debt security will be the same as the terms of the debt security as originally issued, except those terms that are described in the notice sent by the paying agent to each holder and except as described in the following paragraph.

Not later than 10:00 a.m., New York City time, on the twentieth calendar day before the maturity date then in effect for an extendible debt security or, if that day is not a business day, on the next succeeding business day, we may revoke the interest rate set forth in the extension notice sent by the paying agent to each holder and establish a higher interest rate for the extension period. If we elect to establish a higher interest rate, the paying agent will send a notice to each holder by first class mail, postage prepaid, or by other means agreed between us and the paying agent, of the higher interest rate in the case of a floating rate debt security, the higher spread and/or spread multiplier, if any. The notice of the higher rate cannot be revoked. All extendible debt securities as to which the maturity date has been extended will bear the higher rate for the extension period, whether or not tendered for repayment.

If we elect to extend the maturity date of an extendible debt security, each holder may elect repayment of all or part of its debt security on the maturity date then in effect at a price equal to the principal amount plus any accrued and unpaid interest to that date. To elect repayment, a holder must give notice to the paying agent between 25 and 35 days before the maturity date in effect. The notice must consist of either:

Ø   the debt security along with the completed form entitled “Option to Elect Repayment,” which will be attached to your debt security.

Ø   a telegram, facsimile transmission or letter from a member of a national securities exchange, the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company in the United States setting forth the name of the holder, the principal amount of the debt security, the principal amount of the debt security to be repaid, the certificate number or a description of the tenor and terms of the debt security, a statement that the option to elect repayment is being elected and a guarantee that the debt security, together with the completed form entitled “Option to Elect Repayment” will be received by the paying agent no later than the fifth business day after the date of the telegram, facsimile transmission or letter. The telegram, facsimile transmission or letter will become effective upon receipt, by that fifth business day, of the debt security and complete form.

The holder may revoke the election of repayment by sending to the paying agent written notice by 3:00 p.m., New York City time, on the twentieth day before the maturity date then in effect or, if that day is not a business day, on the next succeeding business day.

If an extendible debt security is represented by a global debt security, the depositary or its nominee, as the holder, will be the only person that can exercise the right to elect repayment or revoke such an election. Any indirect owners who own beneficial interests in the global debt security and wish to make such an election must give proper and timely instructions to the banks or brokers through which they hold their interests, requesting that they notify the depositary to make a repayment election or revoke such an election on their behalf. Different firms have different deadlines for accepting instructions from their customers, and you should take care to act promptly enough to ensure that your request is given effect by the depositary before the applicable deadline for exercise.

Redemption and Repayment

Unless otherwise indicated in your prospectus supplement, your debt security will not be entitled to the benefit of any sinking fund—that is, we will not deposit money on a regular basis into any separate custodial account to repay your debt securities. In addition, we will not be entitled to redeem your debt security before its stated maturity (except for certain tax reasons, as described below) unless your prospectus supplement specifies a redemption date or redemption commencement date. You will not be entitled to require us to buy your debt security from you, before its stated maturity, unless your prospectus supplement specifies one or more repayment dates.

If your prospectus supplement specifies one or more redemption dates, a redemption commencement date or a repayment date, it will also specify one or more redemption prices or repayment prices, which may be expressed as a percentage of the principal amount of your debt security. It may also specify one or more redemption periods during which the redemption prices relating to a redemption of debt securities during those periods will apply.

If your prospectus supplement specifies one or more redemption dates, your debt security will be redeemable at our option on any of those dates. If your prospectus supplement specifies a redemption commencement date, your debt security will be redeemable at our option at any time on or after that date. If we redeem your debt security, we will do so at the specified redemption price. If different prices are specified for different redemption periods, the price we pay will be the price that applies to the redemption period during which your debt security is redeemed.

If your prospectus supplement specifies a repayment date, your debt security will be repayable at your option on the specified repayment date at the specified repayment price, together with interest accrued to the repayment date.

If we exercise an option to redeem any debt security, we will give the trustee and the holders written notice of the principal amount of the debt security to be redeemed, not less than 5 business days nor more than 60 days before the applicable redemption date unless otherwise specified in your prospectus supplement. We will give the notice in the manner described below in “—Notices.”

If a debt security represented by a global debt security is subject to repayment at the holder’s option, the depositary or its nominee, as the holder, will be the only person that can exercise the right to repayment. Any indirect holders who own beneficial interests in the global debt security and wish to exercise a repayment right must give proper and timely instructions to the banks or brokers through which they hold their interests, requesting that they notify the depositary to exercise the repayment right on their behalf. Different firms have different deadlines for accepting instructions from their customers, and you should take care to act promptly enough to ensure that your request is given effect by the depositary before the applicable deadline for exercise.

Street name and other indirect holders should contact their banks or brokers for information about how to exercise a repayment right in a timely manner.

We or our affiliates may purchase debt securities from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Debt securities that we or they purchase may, at our discretion, be held, resold or cancelled.

Optional Tax Redemption

In addition to the situations described above under “—Redemption and Repayment,” we also have the option to redeem the debt securities in two situations described below, unless otherwise indicated in your prospectus supplement. The redemption price for the debt securities, other than original issue discount debt securities, will be equal to the principal amount of the debt securities being redeemed plus accrued interest and any additional amounts due on the date fixed for redemption. The redemption price for original issue discount debt securities will be specified below. Furthermore, we must give you between 10 and 60 days’ notice before redeeming the debt securities unless otherwise specified in your prospectus supplement.

Ø   The first situation is where, as a result of a change in, execution of or amendment to any laws or treaties or the official application or interpretation of any laws or treaties, we would be required to pay additional amounts as described below under “—Payment of Additional Amounts.”

This applies only in the case of changes, executions, amendments, applications or interpretations that occur on or after the date specified in the prospectus supplement for the applicable debt securities and in a relevant jurisdiction, as defined in “—Payment of Additional Amounts” below. If UBS is succeeded by another entity, the applicable jurisdiction will be the jurisdiction in which the successor entity is organized, and the applicable date will be the date the entity became a successor.

We would not have the option to redeem in this case if we could have avoided the payment of additional amounts or the deduction or withholding by using reasonable measures available to us.

Ø   The second situation is where a person located outside of a relevant jurisdiction into which UBS is merged or to whom it has conveyed, transferred or leased its property is required to pay an additional amount. We would have the option to redeem the debt securities even if we are required to pay additional amounts immediately after the merger, conveyance, transfer or lease. We are not required to use reasonable measures to avoid the obligation to pay additional amounts in this situation.

Payment of Additional Amounts

A relevant jurisdiction may require UBS to withhold amounts from payments on the principal or interest on a debt security for taxes or any other governmental charges. If the relevant jurisdiction requires a withholding of this type, UBS may be required to pay you an additional amount so that the net amount you receive will be the amount specified in the debt security to which you are entitled.

By relevant jurisdiction, we mean Switzerland or a jurisdiction in which the UBS branch through which debt securities are issued is located. UBS will not have to pay additional amounts in respect of taxes or other governmental charges that are required to be deducted or withheld by any paying agent from a payment on a debt security, if such payment can be made without such deduction or withholding by any other paying agent, or in respect of taxes or other governmental charges that would not have been imposed but for

Ø   the existence of any present or former connection between you and the relevant jurisdiction, other than the mere holding of the debt security and the receipt of payments on it;

Ø   any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, duty, assessment or governmental charge;

Ø   a failure to comply with any reasonable certification, documentation, information or other reporting requirement concerning your nationality, residence, identity or connection with the relevant jurisdiction, if such compliance is required as a precondition to relief or exemption from such taxes or other governmental charges (including, without limitation, a certification that you are not resident in the relevant jurisdiction or are not an individual resident of a member state of the European Union);

Ø   any taxes which would not have been imposed but for your presentation, or a presentation on your behalf, of a debt security payment on a date more than 15 days after the date on which such payment on the debt security becomes due and payable or on which the payment is duly provided for, whichever occurs later; or

Ø   any combination of the items listed above.

In addition, no additional amounts will be required to be paid on account of any deduction or withholding imposed or required pursuant to Sections 1471 through 1474 of the Internal Revenue Code (as defined below under “U.S. Tax Considerations”), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Internal Revenue Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Internal Revenue Code.

These provisions will also apply to any taxes or governmental charges imposed by any jurisdiction in which a successor to UBS is organized. The prospectus supplement relating to the debt security may describe additional circumstances in which UBS would not be required to pay additional amounts.

Mergers and Similar Transactions

We are generally permitted to merge or consolidate with another firm. We are also permitted to sell our assets substantially as an entirety to another firm. With regard to any series of debt securities, we may not take any of these actions, however, unless all the following conditions are met:

Ø   If the successor firm in the transaction is not UBS, the successor firm must be organized as a corporation, partnership or trust and must expressly assume our obligations under the debt securities of that series and the debt indenture. The successor firm must be organized under the laws of Switzerland.

Ø   Immediately after the transaction, no default under the debt securities of that series has occurred and is continuing. For this purpose, “default under the debt securities of that series” means an event of default with respect to that series or any event that would be an event of default with respect to that series if the requirements for giving us default notice and for our default having to continue for a specific period of time were disregarded. We describe these matters below under “—Default, Remedies and Waiver of Default.”

If the conditions described above are satisfied with respect to the debt securities of any series, we will not need to obtain the approval of the holders of those debt securities in order to merge or consolidate or to sell our assets. Also, these conditions will apply only if we wish to merge or consolidate with another firm or sell our assets substantially as an entirety to another firm. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another firm, any transaction that involves a change of control of UBS but in which we do not merge or consolidate and any transaction in which we sell less than substantially all our assets.

Also, if we merge, consolidate or sell our assets substantially as an entirety and the successor firm is a non-Swiss entity, neither we nor any successor would have any obligation to compensate you for any resulting adverse tax consequences to the debt securities.

Defeasance and Covenant Defeasance

If indicated in the applicable prospectus supplement for a debt security, the provisions for full defeasance and covenant defeasance described below will apply to that debt security. In general, we expect these provisions to apply to each debt security that has a specified currency of U.S. dollars and is not a floating rate or indexed debt security.

Full Defeasance

If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on your debt security. This is called full defeasance. To do so, each of the following must occur:

Ø   We must deposit in trust for the benefit of all holders of those debt securities, money, U.S. government or U.S. government agency notes or bonds or a combination of money and U.S. government or U.S. government agency notes or bonds that will, in each case, in the opinion of a nationally recognized firm of independent public accountants, generate enough cash to make interest, principal and any other payments on those debt securities on their various due dates.

Ø   There must be a change in current U.S. federal tax law or an Internal Revenue Service ruling that lets us make the above deposit without causing the holders to be taxed on those debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. Under current federal tax law, the deposit and our legal release from your debt securities would be treated as though we took back your debt security and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on your debt security.

Ø   We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above.

If we ever fully defease your debt security, you would have to rely solely on the trust deposit for payments on your debt security. You would not be able to look to us for payment in the event of any shortfall.

Covenant Defeasance

Under current U.S. federal tax law, we can make the same type of deposit described above and be released from any restrictive covenants relating to your debt security that may be described in your prospectus supplement. This is called covenant defeasance. In that event, you would lose the protection of those restrictive covenants. In order to achieve covenant defeasance for any debt securities, we must do both of the following:

Ø   We must deposit in trust for the benefit of all holders of those debt securities, money, U.S. government or U.S. government agency notes or bonds or a combination of money and U.S. government or U.S. government agency notes or bonds that will, in each case, in the opinion of a nationally recognized firm of independent public accountants, generate enough cash to make interest, principal and any other payments on those debt securities on their various due dates.

Ø   We must deliver to the trustee a legal opinion of our counsel confirming that under U.S. federal income tax law as then in effect we may make the above deposit without causing you to be taxed on those debt securities any differently than if we did not make the deposit and just repaid those debt securities ourselves.

If we accomplish covenant defeasance with regard to your debt security, the following provisions of the debt indenture and your debt security would no longer apply:

Ø   Any covenants that your prospectus supplement may state are applicable to your debt security; and

Ø   The events of default resulting from a breach of covenants, described below in the fourth bullet point under “—Default, Remedies and Waiver of Default—Events of Default.”

Any right we have to redeem will survive covenant defeasance with regard to those debt securities.

If we accomplish covenant defeasance on your debt security, you can still look to us for repayment of your debt security in the event of any shortfall in the trust deposit. You should note, however, that if one of the remaining events of default occurred, such as our bankruptcy, and your debt security became immediately due and payable, there may be a shortfall. Depending on the event causing the default you may not be able to obtain payment of the shortfall.

Default, Remedies and Waiver of Default

You will have special rights if an event of default with respect to your series of debt securities occurs and is not cured, as described in this subsection.

Events of Default

Unless your prospectus supplement says otherwise, when we refer to an event of default with respect to any series of debt securities, we mean any of the following:

Ø   We do not pay the principal or any premium (including delivering any security or other property deliverable) on any debt security of that series at its maturity;

Ø   We do not pay interest on any debt securities of that series within 30 days after it becomes due and payable;

Ø   We do not deposit a sinking fund payment with regard to any debt securities of that series on its due date, but only if the payment is required in the applicable prospectus supplement;

Ø   We remain in breach of any other covenant we make in the debt indenture for the benefit of the debt securities of that series, for 60 days after we receive a notice of default stating that we are in breach and requiring us to remedy the breach. The notice must be sent by the trustee or the holders of not less than 10% in principal amount of the relevant series of debt securities then outstanding;

Ø   We file for bankruptcy or certain other bankruptcy, insolvency or reorganization events relating to UBS occur; or

Ø   If the applicable prospectus supplement states that any additional event of default applies to your series, that event of default occurs.

Remedies If an Event of Default Occurs

If an event of default has occurred with respect to any series of debt securities and has not been cured or waived, the trustee or the holders of not less than 25% in principal amount of all debt securities of that series then outstanding may declare the entire principal amount of the debt securities of that series to be due immediately. If an event of default occurs because of bankruptcy, insolvency or reorganization events relating to UBS, the entire principal amount of the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder.

Each of the situations described above is called an acceleration of the maturity of the affected series of debt securities. If the maturity of any series is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in principal amount of the debt securities of that series may cancel the acceleration for the entire series.

If an event of default occurs, the trustee will have special duties. The trustee will be obligated to use those of its rights and powers under the debt indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs.

Except as described in the prior paragraph, the trustee is not required to take any action under the debt indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is called an indemnity. If the trustee is provided with an indemnity reasonably satisfactory to it, the holders of a majority in principal amount of all debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee with respect to that series. These majority holders may also direct the trustee in performing any other action under the debt indenture with respect to the debt securities of that series.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to any debt security, all of the following must occur:

Ø   The holder of your debt security must give the trustee written notice that an event of default has occurred, and the event of default must not have been cured or waived.

Ø   The holders of not less than 25% in principal amount of all debt securities of your series must make a written request that the trustee take action because of the default, and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action.

Ø   The trustee must not have taken action for 60 days after the above steps have been taken.

Ø   During those 60 days, the holders of a majority in principal amount of the debt securities of your series must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of all debt securities of your series.

You are, however, entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date.

Waiver of Default

The holders of not less than a majority in principal amount of the debt securities of any series may waive a default for all debt securities of that series. If this happens, the default will be treated as if it has not occurred. No one can waive a payment default on your debt security, however, without the approval of the particular holder of that debt security.

We Will Give the Trustee Information About Defaults Annually

We will furnish to the trustee every year a written statement of two of our officers certifying that to their knowledge we are in compliance with the debt indenture and the debt securities, or else specifying any default under the debt indenture.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity of the debt securities. Book-entry and other indirect owners are described below under “Legal Ownership and Book-Entry Issuance.”

Modification and Waiver of Covenants

There are three types of changes we can make to the debt indenture and the debt securities of any series.

Changes Requiring Each Holder’s Approval

First, there are changes that cannot be made without the approval of each holder of a debt security affected by the change. Here is a list of those types of changes:

Ø   change the stated maturity for any principal or interest payment on a debt security;

Ø   reduce the principal amount, the amount payable on acceleration of the maturity after a default, the interest rate or the redemption price for a debt security;

Ø   permit redemption of a debt security if not previously permitted;

Ø   impair any right a holder may have to require repayment of his or her debt security;

Ø   impair any right that a holder of an indexed or any other debt security may have to exchange or convert the debt security for or into securities or other property;

Ø   change the currency of any payment on a debt security other than as permitted by the debt security;

Ø   change the place of payment on a debt security, if it is in non-global form;

Ø   impair a holder’s right to sue for payment of any amount due on his or her debt security;

Ø   reduce the percentage in principal amount of the debt securities of any one or more affected series, taken separately or together, as applicable, the approval of whose holders is needed to change the debt indenture or those debt securities;

Ø   reduce the percentage in principal amount of the debt securities of any one or more affected series, taken separately or together, as applicable, the consent of whose holders is needed to waive our compliance with the debt indenture or to waive defaults; and

Ø   change the provisions of the debt indenture dealing with modification and waiver in any other respect, except to increase any required percentage referred to above or to add to the provisions that cannot be changed or waived without approval of the holder of each affected debt security.

Changes Not Requiring Approval of Holders

The second type of change does not require any approval by holders of the debt securities of an affected series. This type of change is limited to clarifications and changes that would not adversely affect the debt securities of that series in any material respect. We also do not need any approval to make changes that affect only debt securities to be issued under the debt indenture after the changes take effect.

We may also make changes or obtain waivers that do not adversely affect a particular debt security, even if they affect other debt securities. In those cases, we do not need to obtain the approval of the holder of the unaffected debt security; we need only obtain any required approvals from the holders of the affected debt securities.

Changes Requiring Majority Approval

Any other change to the debt indenture and the debt securities would require the following approval:

Ø   If the change affects only the debt securities of a particular series, it must be approved by the holders of 66⅔% in principal amount of the debt securities of that series.

Ø   If the change affects the debt securities of more than one series of debt securities issued under the debt indenture, it must be approved by the holders of 66⅔% in principal amount of all series affected by the change, with the debt securities of all the affected series voting together as one class for this purpose (and of any affected series that by its terms is entitled to vote separately as a series, as described below).

In each case, the required approval must be given by written consent.

Majority approval would be required for us to obtain a waiver of any of our covenants in the debt indenture. Our covenants include the promises we make about merging, which we describe above under “—Mergers and Similar Transactions.” If the holders approve a waiver of a covenant, we will not have to comply with that covenant. The holders, however, cannot approve a waiver of any provision in a particular debt security, or in the debt indenture as it affects that debt security, that we cannot change without the approval of the holder of that debt security as described above under “—Changes Requiring Each Holder’s Approval,” unless that holder approves the waiver.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the debt indenture or the debt securities or request a waiver.

Special Rules for Action by Holders

When holders take any action under the debt indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction, we will apply the following rules.

Only Outstanding Debt Securities Are Eligible

Only holders of outstanding debt securities of the applicable series will be eligible to participate in any action by holders of debt securities of that series. Also, we will count only outstanding debt securities in determining whether the various percentage requirements for taking action have been met. For these purposes, a debt security will not be “outstanding”:

Ø   if it has been surrendered for cancellation;

Ø   if we have deposited or set aside, in trust for its holder, money for its payment or redemption;

Ø   if we have fully defeased it as described above under “—Defeasance and Covenant Defeasance—Full Defeasance”; or

Ø   if we or one of our affiliates, such as UBS Securities LLC or UBS Financial Services Inc., is the beneficial owner.

Special Series Voting Rights

We may issue series of debt securities that are entitled, by their terms, to vote separately on matters (for example, modification or waiver of provisions in the debt indenture) that would otherwise require a vote of all affected series, voting together as a single class. Any such series would be entitled to vote together with all other affected series, voting together as one class, and would also be entitled to vote separately, as a series only. These special voting rights will be described in the applicable prospectus supplement. For a series that does not have these special rights, voting will occur as described in the preceding section, but subject to any separate voting rights of any series having special rights. We may issue a series having these or other special voting rights without obtaining the consent of or giving notice to holders of outstanding series.

Eligible Principal Amount of Some Debt Securities

In some situations, we may follow special rules in calculating the principal amount of a debt security that is to be treated as outstanding for the purposes described above. This may happen, for example, if the principal amount is payable in a non-U.S. dollar currency, increases over time or is not to be fixed until maturity. For any debt security of the kind described below, we will decide how much principal amount to attribute to the debt security as follows:

Ø   For an original issue discount debt security, we will use the principal amount that would be due and payable on the action date if the maturity of the debt security were accelerated to that date because of a default.

Ø   For a debt security whose principal amount is not known, we will use any amount that we indicate in the prospectus supplement for that debt security. The principal amount of a debt security may not be known, for example, because it is based on an index that changes from time to time and the principal amount is not to be determined until a later date.

Ø   For debt securities with a principal amount denominated in one or more non-U.S. dollar currencies or currency units, we will use the U.S. dollar equivalent, which we will determine.

Determining Record Dates for Action by Holders

We will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under the debt indenture. In certain limited circumstances, only the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that we specify for this purpose, or that the trustee specifies if it sets the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any global debt security may be set in accordance with procedures established by the depositary from time to time. Accordingly, record dates for global debt securities may differ from those for other debt securities.

Form, Exchange and Transfer of Debt Securities

We will issue each debt security in global—i.e., book-entry—form only, unless we specify otherwise in the applicable prospectus supplement. Debt securities in book-entry form will be represented by a global security registered in the name of a depositary, which will be the holder of all the debt securities represented by the global security. Those who own beneficial interests in a global debt security will do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depositary and its participants. We describe book-entry securities below under “Legal Ownership and Book-Entry Issuance.” Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities in global form.

In addition, we will generally issue each debt security in registered form, without coupons, unless we specify otherwise in the applicable prospectus supplement. If we issue a debt security in bearer form, the applicable prospectus supplement will describe the provisions that would apply to that security.

If a debt security is issued as a global debt security, only the depositary—e.g., DTC, Euroclear and Clearstream—will be entitled to transfer and exchange the debt security or exercise any other rights of a holder as described in this subsection, since the depositary will be the sole holder of the debt security.

If any debt securities cease to be issued in global form, then unless we indicate otherwise in your prospectus supplement, they will be issued:

Ø   only in fully registered form;

Ø   without interest coupons; and

Ø   unless we indicate otherwise in your prospectus supplement, in denominations of $1,000 and integral multiples of $1,000.

Holders may exchange their debt securities for debt securities of smaller denominations (subject to the limit above) or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. You may not exchange your debt securities for securities of a different series or having different terms, unless your prospectus supplement says you may.

Holders may exchange or transfer their debt securities at the office of the trustee. They may also replace lost, stolen, destroyed or mutilated debt securities at that office. We have appointed the trustee to act as our agent for registering debt securities in the names of holders and transferring and replacing debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their debt securities, but they may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange, and any replacement, will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership. The transfer agent may require an indemnity before replacing any debt securities.

If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If the debt securities of any series are redeemable and we redeem less than all those debt securities, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing or during any other period specified in the applicable prospectus supplement, in order to freeze the list of holders who will receive the mailing. We may also refuse to register transfers of or exchange any debt security selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

The rules for exchange described above apply to exchanges of debt securities for other debt securities of the same series and kind. If a debt security is convertible, exercisable or exchangeable into or for a different kind of security, such as one that we have not issued, or for other property, the rules governing that type of conversion, exercise or exchange will be described in the applicable prospectus supplement.

Payment Mechanics for Debt Securities

Who Receives Payments?

If interest is due on a debt security on an interest payment date, we will pay the interest to the person in whose name the debt security is registered at the close of business on the regular record date described below relating to the interest payment date. If interest is due at maturity but on a day that is not an interest payment date, we will pay the interest to the person entitled to receive the principal of the debt security. If principal or another amount besides interest is due on a debt security at maturity, we will pay the amount to the holder of the debt security against surrender of the debt security at a proper place of payment (or, in the case of a global debt security, in accordance with the applicable policies of the depositary).

Payment Dates and Regular Record Dates for Interest

Unless we specify otherwise in the applicable prospectus supplement, interest on any fixed rate debt security will be payable semiannually each May 15 and November 15 and at maturity, and the regular record date relating to an interest payment date for any fixed rate debt security will be the May 1 or November 1 next preceding that interest payment date. The regular record date relating to an interest payment date for any floating rate debt security will be the 15th calendar day before that interest payment date. These record dates will apply whether or not a particular record date is a business day. For the purpose of determining the holder at the close of business on a regular record date when business is not being conducted, the close of business will mean 5:00 P.M., New York City time, on that day.

The term “business day” means, for any debt security, a day that meets all the following applicable requirements:

Ø   for all debt securities, is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close and that satisfies any other criteria specified in your prospectus supplement;

Ø   if the debt security is a floating rate debt security whose interest rate is based on LIBOR, is also a day on which dealings in the relevant index currency specified in the applicable prospectus supplement are transacted in the London interbank market;

Ø   if the debt security has a specified currency other than U.S. dollars or euros, is also a day on which banking institutions are not authorized or obligated by law, regulation or executive order to close in the principal financial center of the country issuing the specified currency;

Ø   if the debt security either is a floating rate debt security whose interest rate is based on EURIBOR or has a specified currency of euros, is also a day on which the Trans-European Automated Real-time Gross settlement Express Transfer (TARGET) System, or any successor system, is open for business;

Ø   if the debt security is held through Euroclear, is also not a day on which banking institutions in Brussels, Belgium are generally authorized or obligated by law, regulation or executive order to close; and

Ø   if the debt security is held through Clearstream, is also not a day on which banking institutions in Luxembourg are generally authorized or obligated by law, regulation or executive order to close.

How We Will Make Payments Due in U.S. Dollars

We will follow the practices described in this subsection when paying amounts due in U.S. dollars. Payments of amounts due in other currencies will be made as described in the next subsection.

Payments on Global Debt Securities. We will make payments on a global debt security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will pay directly to the depositary, or its nominee, and not to any indirect owners who own beneficial interests in the global debt security. An indirect owner’s right to receive those payments will be governed by the rules and practices of the depositary and its participants, as described under “Legal Ownership and Book-Entry Issuance—What Is a Global Security?”

Payments on Non-Global Debt Securities. We will make payments on a debt security in non-global, registered form as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all other payments by check at the paying agent described below, against surrender of the debt security. All payments by check will be made in next-day funds—that is, in funds that become available on the day after the check is cashed.

Alternatively, if a non-global debt security has a face amount of at least $1,000,000 and the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request wire payment, the holder must give the paying agent appropriate wire transfer instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. In the case of any other payment, payment will be made only after the debt security is surrendered to the paying agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive payments on their debt securities.

How We Will Make Payments Due in Other Currencies

We will follow the practices described in this subsection when paying amounts that are due in a specified currency other than U.S. dollars.

Payments on Global Debt Securities. We will make payments on a global debt security in accordance with the applicable policies of the depositary as in effect from time to time. We understand that these policies, as currently in effect at DTC, are as follows:

Unless otherwise indicated in your prospectus supplement, if you are an indirect owner of global debt securities denominated in a specified currency other than U.S. dollars and if you have the right to elect to receive payments in that other currency and you do make that election, you must notify the participant through which your interest in the global debt security is held of your election:

Ø   on or before the applicable regular record date, in the case of a payment of interest, or

Ø   on or before the 16th day prior to stated maturity, or any redemption or repayment date, in the case of payment of principal or any premium.

You may elect to receive all or only a portion of any interest, principal or premium payment in a specified currency other than U.S. dollars.

Your participant must, in turn, notify DTC of your election on or before the third DTC business day after that regular record date, in the case of a payment of interest, and on or before the 12th DTC business day prior to stated maturity, or on the redemption or repayment date if your debt security is redeemed or repaid earlier, in the case of a payment of principal or any premium.

DTC, in turn, will notify the paying agent of your election in accordance with DTC’s procedures.

If complete instructions are received by the participant and forwarded by the participant to DTC, and by DTC to the paying agent, on or before the dates noted above, the paying agent, in accordance with DTC’s instructions, will make the payments to you or your participant by wire transfer of immediately available funds to an account maintained by you or your participant with a bank located in the country issuing the specified currency or in another jurisdiction acceptable to us and the paying agent.

If the foregoing steps are not properly completed, we expect DTC to inform the paying agent that payment is to be made in U.S. dollars. In that case, we or our agent will convert the payment to U.S. dollars in the manner described below under “—Conversion to U.S. Dollars.” We expect that we or our agent will then make the payment in U.S. dollars to DTC, and that DTC in turn will pass it along to its participants.

Book-entry and other indirect holders of a global debt security denominated in a currency other than U.S. dollars should consult their banks or brokers for information on how to request payment in the specified currency.

Payments on Non-Global Debt Securities. Except as described in the second to last paragraph under this heading, we will make payments on debt securities in non-global form in the applicable specified currency. We will make these payments by wire transfer of immediately available funds to any account that is maintained in the applicable specified currency at a bank designated by the holder and is acceptable to us and the trustee. To designate an account for wire payment, the holder must give the paying agent appropriate wire instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the regular record date. In the case of any other payment, the payment will be made only after the debt security is surrendered to the paying agent. Any instructions, once properly given, will remain in effect unless and until new instructions are properly given in the manner described above.

If a holder fails to give instructions as described above, we will notify the holder at the address in the trustee’s records and will make the payment within five business days after the holder provides appropriate instructions. Any late payment made in these circumstances will be treated under the debt indenture as if made on the due date, and no interest will accrue on the late payment from the due date to the date paid.

Although a payment on a debt security in non-global form may be due in a specified currency other than U.S. dollars, we will make the payment in U.S. dollars if the holder asks us to do so. To request U.S. dollar payment, the holder must provide appropriate written notice to the trustee at least five business days before the next due date for which payment in U.S. dollars is requested. In the case of any interest payment due on an interest payment date, the request must be made by the person who is the holder on the regular record date. Any request, once properly made, will remain in effect unless and until revoked by notice properly given in the manner described above.

Indirect owners of a non-global debt security with a specified currency other than U.S. dollars should contact their banks or brokers for information about how to receive payments in the specified currency or in U.S. dollars.

Conversion to U.S. Dollars. When we are asked by a holder to make payments in U.S. dollars of an amount due in another currency, either on a global debt security or a non-global debt security as described above, we will determine the U.S. dollar amount the holder receives as follows. The exchange rate agent described below will request currency bid quotations expressed in U.S. dollars from three or, if three are not available, then two, recognized foreign exchange dealers in New York City, any of which may be the exchange rate agent, which may be UBS Securities LLC, an affiliate of UBS, as of 11:00 A.M., New York City time, on the second business day before the payment date. Currency bid quotations will be requested on an aggregate basis, for all holders of debt securities requesting U.S. dollar payments of amounts due on the same date in the same specified currency. The U.S. dollar amount the holder receives will be based on the highest acceptable currency bid quotation received by the exchange rate agent. If the exchange rate agent determines that at least two acceptable currency bid quotations are not available on that second business day, the payment will be made in the specified currency.

To be acceptable, a quotation must be given as of 11:00 A.M., New York City time, on the second business day before the due date and the quoting dealer must commit to execute a contract at the quotation in the total amount due in that currency on all series of debt securities. If some but not all of the relevant debt securities are LIBOR debt securities or EURIBOR debt securities, the second preceding business day will be determined for this purpose as if none of those debt securities were LIBOR debt securities or EURIBOR debt securities.

A holder that requests payment in U.S. dollars will bear all associated currency exchange costs, which will be deducted from the payment.

When the Specified Currency Is Not Available. If we are obligated to make any payment in a specified currency other than U.S. dollars, and the specified currency or any successor currency is not available to us or cannot be paid to you due to circumstances beyond our control—such as the imposition of exchange controls or a disruption in the currency markets—we will be entitled to satisfy our obligation to make the payment in that specified currency by making the payment in U.S. dollars, on the basis specified in the applicable prospectus supplement.

For a specified currency other than U.S. dollars, the exchange rate will be the noon buying rate for cable transfers of the specified currency in New York City as quoted by the Federal Reserve Bank of New York on the then-most recent day on which that bank has quoted that rate.

The foregoing will apply to any debt security, whether in global or non-global form, and to any payment, including a payment at maturity. Any payment made under the circumstances and in a manner described above will not result in a default under any debt security or the debt indenture.

Exchange Rate Agent. If we issue a debt security in a specified currency other than U.S. dollars, we will appoint a financial institution to act as the exchange rate agent and will name the institution initially appointed when the debt security is originally issued in the applicable prospectus supplement. We may select UBS Securities LLC or another of our affiliates to perform this role. We may change the exchange rate agent from time to time after the original issue date of the debt security without your consent and without notifying you of the change.

All determinations made by the exchange rate agent will be at its sole discretion unless we state in your prospectus supplement that any determination is subject to our approval. In the absence of manifest error, those determinations will be conclusive for all purposes and binding on you and us, without any liability on the part of the exchange rate agent.

Payment When Offices Are Closed

If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Unless specified otherwise in the applicable prospectus supplement, payments postponed to the next business day in this situation will be treated under the debt indenture as if they were made on the original due date. Postponement of this kind will not result in a default under any debt security or the debt indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day. The term business day has a special meaning, which we describe above under “—Payment Dates and Regular Record Dates for Interest.”

Paying Agent

We may appoint one or more financial institutions to act as our paying agents, at whose designated offices debt securities in non-global entry form may be surrendered for payment at their maturity. We call each of those offices a paying agent. We may add, replace or terminate paying agents from time to time. We may also choose to act as our own paying agent. Initially, we have appointed the trustee, at its corporate trust office in New York City, as the paying agent. We must notify the trustee of changes in the paying agents.

Settlement Mechanics

The settlement mechanics applicable to debt securities calling for physical settlement will be described in the applicable prospectus supplement.

Unclaimed Payments

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to us. After that two-year period, the holder may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Notices

Notices to be given to holders of a global debt security will be given only to the depositary, in accordance with its applicable policies as in effect from time to time. Notices to be given to holders of debt securities not in global form will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive notices.

Our Relationship with the Trustee

U.S. Bank Trust National Association has provided commercial banking and other services for us and our affiliates in the past and may do so in the future. Among other things, U.S. Bank Trust National Association holds debt securities issued by us and serves as trustee or agent with regard to other obligations of UBS or its subsidiaries.

U.S. Bank Trust National Association is serving as the trustee for the debt securities and the warrants issued under our warrant indenture. Consequently, if an actual or potential event of default occurs with respect to any of these securities, the trustee may be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939. In that case, the trustee may be required to resign under one or more of the indentures, and we would be required to appoint a successor trustee. For this purpose, a “potential” event of default means an event that would be an event of default if the requirements for giving us default notice or for the default having to exist for a specific period of time were disregarded.

 Medium-Term Notes, Series B

Description of Debt Securities We May Offer

Please note that in this section entitled “Description of Debt Securities We May Offer,” references to UBS, we, our and us refer only to UBS AG and not to its consolidated subsidiaries. In particular, the debt securities are obligations solely of UBS AG, and not of any of its subsidiaries, including, without limitation, UBS Switzerland AG. Also, in this section, references to “holders” and “you” mean those who own debt securities registered in their own names on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in debt securities registered in street name or in debt securities issued in book-entry form through one or more depositaries. Owners of beneficial interests in the debt securities should read the section below entitled “Legal Ownership and Book-Entry Issuance.”

References herein to “this prospectus” are deemed to refer to this section “Medium-Term Notes, Series B” and references to “your prospectus supplement” are deemed to refer to the individual description of notes issuances contained below in this exhibit.

The Debt Indenture

As required by U.S. federal law for publicly offered bonds and notes, the debt securities are governed by a document called an indenture. The debt indenture is a contract between us and U.S. Bank Trust National Association, which acts as trustee.

The trustee has two main roles:

Ø   First, the trustee can enforce your rights against us if we default. There are limitations on the extent to which the trustee acts on your behalf, which we describe below under “—Default, Remedies and Waiver of Default.”

Ø   Second, the trustee performs administrative duties for us, such as sending you interest payments and notices.

See “—Our Relationship with the Trustee” below for more information about the trustee.

We May Issue Many Series of Debt Securities Under the Debt Indenture

We may issue as many distinct series of debt securities under the debt indenture as we wish. This section summarizes terms of the debt securities that apply generally to all series. The provisions of the debt indenture allow us not only to issue debt securities with terms different from those of debt securities previously issued under the debt indenture, but also to “reopen” a previous issue of a series of debt securities and issue additional debt securities of that series. Most of the financial and other specific terms of your series, will be described in the prospectus supplement accompanying this prospectus. Those terms may vary from the terms described here.

We may issue debt securities separately or together with other debt securities.

As you read this section, please remember that the specific terms of your debt security as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are any differences between your prospectus supplement and this prospectus, your prospectus supplement will control. Thus, the statements we make in this section may not apply to your debt security.

When we refer to a series of debt securities, we mean a series issued under the debt indenture. When we refer to your prospectus supplement, we mean the prospectus supplement describing the specific terms of the debt security you purchase. The terms used in your prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

Unless we indicate otherwise in your prospectus supplement, the debt securities we issue to you will be part of the series of debt securities referred to as our “medium-term notes, Series B.” The Series B notes are a single distinct series under the debt indenture, and we may issue Series B notes in such amounts, at such times and on such terms as we wish. The Series B notes will differ from one another, and from any other series, in their terms, but all of the Series B notes together will constitute a single series for all purposes under the debt indenture pursuant to which they will be issued.

Amounts That We May Issue

The debt indenture does not limit the aggregate amount of debt securities that we may issue or the number of series or the aggregate amount of any particular series. We have already issued Series B notes, many of which are currently outstanding. We intend to issue additional Series B notes, and may issue additional Series B notes at any time, without your consent and without notifying you. We may also issue debt securities and other securities at any time without your consent and without notifying you.

The debt indenture and the debt securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the debt securities.

Principal Amount, Stated Maturity and Maturity

The principal amount of a debt security means the principal amount payable at its stated maturity, unless that amount is not determinable, in which case the principal amount of a debt security is its face amount.

The term “stated maturity” with respect to any debt security means the day on which the principal amount of your debt security is scheduled to become due. The principal may become due sooner, by reason of redemption or acceleration after a default or otherwise in accordance with the terms of the debt security. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the “maturity” of the principal.

We also use the terms “stated maturity” and “maturity” to refer to the days when other payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the “stated maturity” of that installment.

When we refer to the “stated maturity” or the “maturity” of a debt security without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

This Section Is Only a Summary

The debt indenture and its associated documents, including your debt security, contain the full legal text governing the matters described in this section and your prospectus supplement. We have filed a copy of the debt indenture with the SEC as an exhibit to our registration statement. See “Where You Can Find More Information” above for information on how to obtain a copy.

This section and your prospectus supplement summarize all the material terms of the debt indenture and your debt security. They do not, however, describe every aspect of the debt indenture and your debt security. For example, in this section and your prospectus supplement, we use terms that have been given special meaning in the debt indenture, but we describe the meaning of only the more important of those terms.

Governing Law

The debt indenture is, and the debt securities will be, governed by New York law.

Currency of Debt Securities

Amounts that become due and payable on your debt security in cash will be payable in a currency, composite currency, basket of currencies or currency unit or units specified in your prospectus supplement. We refer to this currency, composite currency, basket of currencies or currency unit or units as a “specified currency.” The specified currency for your debt security will be U.S. dollars, unless your prospectus supplement states otherwise. Some debt securities may have different specified currencies for principal and interest. You will have to pay for your debt securities by delivering the requisite amount of the specified currency to UBS Securities LLC, UBS Financial Services Inc. or another firm that we name in your prospectus supplement, unless other arrangements have been made between you and us or you and that firm. We will make payments on your debt securities in the specified currency, except as described below in “—Payment Mechanics for Debt Securities.” See “Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency” below for more information about risks of investing in this kind of debt securities.

Types of Debt Securities

We may issue any of the three types of debt securities described below. A debt security may have elements of each of the three types of debt securities described below. For example, a debt security may bear interest at a fixed rate for some periods and at a floating rate in others. Similarly, a debt security may provide for a payment of principal at maturity linked to an index and also bear interest at a fixed or floating rate.

Fixed Rate Debt Securities

A debt security of this type will bear interest at a fixed rate described in the applicable prospectus supplement. This type includes zero coupon debt securities, which bear no interest and are instead issued at a price lower than the principal amount. See “—Original Issue Discount Debt Securities” below for more information about zero coupon and other original issue discount debt securities.

Each fixed rate debt security, except any zero coupon debt security, will bear interest from its original issue date or from the most recent date to which interest on the debt security has been paid or made available for payment. Interest will accrue on the principal of a fixed rate debt security at the fixed yearly rate stated in the applicable prospectus supplement, until the principal is paid or made available for payment or the security has been converted or exchanged. Each payment of interest due on an interest payment date or the date of maturity will include interest accrued from and including the last date to which interest has been paid, or made available for payment, or from the issue date if none has been paid or made available for payment, to but excluding the interest payment date or the date of maturity. We will compute interest on fixed rate debt securities on the basis of a 360-day year of twelve 30-day months. We will pay interest on each interest payment date and at maturity as described below under “—Payment Mechanics for Debt Securities.”

Floating Rate Debt Securities

Interest Rate Formulas. A debt security of this type will bear interest at rates that are determined by reference to an interest rate formula. In some cases, the rates may also be adjusted by adding or subtracting a spread or multiplying by a spread multiplier and may be subject to a minimum rate or a maximum rate. If your debt security is a floating rate debt security, the formula and any adjustments that apply to the interest rate will be specified below.

Each floating rate debt security will bear interest from its original issue date or from the most recent date to which interest on the debt security has been paid or made available for payment. Interest will accrue on the principal of a floating rate debt security at the yearly rate determined according to the interest rate formula stated in the applicable prospectus supplement, until the principal is paid or made available for payment. We will pay interest on each interest payment date and at maturity as described below under “—Payment Mechanics for Debt Securities.”

Calculation of Interest. Calculations relating to floating rate debt securities will be made by the calculation agent, an institution that we appoint as our agent for this purpose. That institution may include any affiliate of ours, such as UBS Securities LLC. The prospectus supplement for a particular floating rate debt security will name the institution that we have appointed to act as the calculation agent for that debt security as of its original issue date. We may appoint a different institution to serve as calculation agent from time to time after the original issue date of the debt security without your consent and without notifying you of the change. Absent manifest error, all determinations of the calculation will be final and binding on you and us, without any liability on the part of the calculation agent.

For each floating rate debt security, the calculation agent will determine, on the corresponding interest calculation or determination date, as described in the applicable prospectus supplement, the interest rate that takes effect on each interest reset date. In addition, the calculation agent will calculate the amount of interest that has accrued during each interest period—i.e., the period from and including the original issue date, or the last date to which interest has been paid or made available for payment, to but excluding the payment date. For each interest period, the calculation agent will calculate the amount of accrued interest by multiplying the face or other specified amount of the floating rate debt security by an accrued interest factor for the interest period. This factor will equal the sum of the interest factors calculated for each day during the interest period. The interest factor for each day will be expressed as a decimal and will be calculated by dividing the interest rate, also expressed as a decimal, applicable to that day by 360 or by the actual number of days in the year, as specified in the applicable prospectus supplement.

Upon the request of the holder of any floating rate debt security, the calculation agent will provide the interest rate then in effect for that debt security—and, if determined, the interest rate that will become effective on the next interest reset date. The calculation agent’s determination of any interest rate, and its calculation of the amount of interest for any interest period, will be final and binding in the absence of manifest error.

All percentages resulting from any calculation relating to a debt security will be rounded upward or downward, as appropriate, to the next higher or lower one hundred-thousandth of a percentage point, e.g., 9.876541% (or .09876541) being rounded down to 9.87654% (or ..0987654) and 9.876545% (or .09876545) being rounded up to 9.87655% (or ..0987655). All amounts used in or resulting from any calculation relating to a floating rate debt security will be rounded upward or downward, as appropriate, to the nearest cent, in the case of U.S. dollars, or to the nearest corresponding hundredth of a unit, in the case of a currency other than U.S. dollars, with one-half cent or one-half of a corresponding hundredth of a unit or more being rounded upward.

In determining the base rate that applies to a floating rate debt security during a particular interest period, the calculation agent may obtain rate quotes from various banks or dealers active in the relevant market, as described in the applicable prospectus supplement. Those reference banks and dealers may include the calculation agent itself and its affiliates, as well as any underwriter, dealer or agent participating in the distribution of the relevant floating rate debt securities and its affiliates, and they may include UBS AG or its affiliates.

Indexed Debt Securities

A debt security of this type provides that the principal amount payable at its maturity, and/or the amount of interest payable on an interest payment date, will be determined by reference to:

Ø   securities of one or more issuers;

Ø   one or more currencies;

Ø   one or more commodities;

Ø   any other financial, economic or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance; and/or

Ø   one or more indices or baskets of the items described above.

If you are a holder of an indexed debt security, you may receive an amount at maturity (including upon acceleration following an event of default) that is greater than or less than the face amount of your debt security depending upon the formula used to determine the amount payable and the value of the applicable index at maturity. The value of the applicable index will fluctuate over time.

An indexed debt security may provide either for cash settlement or for physical settlement by delivery of the underlying property or another property of the type listed above. An indexed debt security may also provide that the form of settlement may be determined at our option or at the holder’s option. Some indexed debt securities may be convertible, exercisable or exchangeable, at our option or the holder’s option, into or for securities of an issuer other than UBS AG.

If you purchase an indexed debt security, your prospectus supplement will include information about the relevant index, about how amounts that are to become payable will be determined by reference to the price or value of that index and about the terms on which the security may be settled physically or in cash. The prospectus supplement will also identify the calculation agent that will calclate the amounts payable with respect to the indexed debt security and may exercise significant discretion in doing so. The calculation agent may be UBS Securities LLC or another of our affiliates. See “Considerations Relating to Indexed Securities” for more information about risks of investing in debt securities of this type.

Original Issue Discount Debt Securities

A fixed rate debt security, a floating rate debt security or an indexed debt security may be an original issue discount debt security. A debt security of this type is issued at a price lower than its principal amount and provides that, upon redemption or acceleration of its maturity, an amount less than its principal amount will be payable. An original issue discount debt security may be a zero coupon debt security. A debt security issued at a discount to its principal may, for U.S. federal income tax purposes, be considered an original issue discount debt security, regardless of the amount payable upon redemption or acceleration of maturity. See “U.S. Tax Considerations—Taxation of Debt Securities— Original Issue Discount” below for a brief description of the U.S. federal income tax consequences of owning an original issue discount debt security.

Extension of Maturity

If specified in the applicable prospectus supplement, we will have the option to extend the stated maturity of your debt security for one or more periods of whole years up to but not beyond the final maturity date specified in the prospectus supplement. We call a debt security whose maturity we may extend an extendible debt security. We call the period of time as to which we may extend the maturity the extension period. The following procedures will apply to extendible debt securities, unless otherwise indicated in the applicable prospectus supplement.

We may extend the maturity of an extendible debt security by notifying the paying agent between 45 and 60 days before the stated maturity then in effect. The stated maturity may be the original stated maturity, as described in the prospectus supplement, or a maturity that we previously extended by following these procedures. If we notify the paying agent that we will extend the maturity, the paying agent will send a notice to each holder by first class mail, postage prepaid, or by other means agreed upon between us and the paying agent, at least 30 days before the stated maturity then in effect. The notice sent by the paying agent will provide the following information:

Ø   our election to extend the maturity of the extendible debt security;

Ø   the extended maturity date or, if the maturity date had previously been extended, the new extended maturity date;

Ø   the interest rate that will apply during the extension period or, in the case of a floating rate debt security, the spread and/or spread multiplier, if any, applicable during the extension period; and

Ø   the provisions, if any, for redemption and repayment during the extension period.

Once the paying agent has mailed the notice to each holder, the extension of the maturity date will take place automatically. All of the terms of the debt security will be the same as the terms of the debt security as originally issued, except those terms that are described in the notice sent by the paying agent to each holder and except as described in the following paragraph.

Not later than 10:00 a.m., New York City time, on the twentieth calendar day before the maturity date then in effect for an extendible debt security or, if that day is not a business day, on the next succeeding business day, we may revoke the interest rate set forth in the extension notice sent by the paying agent to each holder and establish a higher interest rate for the extension period. If we elect to establish a higher interest rate, the paying agent will send a notice to each holder by first class mail, postage prepaid, or by other means agreed between us and the paying agent, of the higher interest rate in the case of a floating rate debt security, the higher spread and/or spread multiplier, if any. The notice of the higher rate cannot be revoked. All extendible debt securities as to which the maturity date has been extended will bear the higher rate for the extension period, whether or not tendered for repayment.

If we elect to extend the maturity date of an extendible debt security, each holder may elect repayment of all or part of its debt security on the maturity date then in effect at a price equal to the principal amount plus any accrued and unpaid interest to that date. To elect repayment, a holder must give notice to the paying agent between 25 and 35 days before the maturity date in effect. The notice must consist of either:

Ø   the debt security along with the completed form entitled “Option to Elect Repayment,” which will be attached to your debt security.

Ø   a telegram, facsimile transmission or letter from a member of a national securities exchange, the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company in the United States setting forth the name of the holder, the principal amount of the debt security, the principal amount of the debt security to be repaid, the certificate number or a description of the tenor and terms of the debt security, a statement that the option to elect repayment is being elected and a guarantee that the debt security, together with the completed form entitled “Option to Elect Repayment” will be received by the paying agent no later than the fifth business day after the date of the telegram, facsimile transmission or letter. The telegram, facsimile transmission or letter will become effective upon receipt, by that fifth business day, of the debt security and complete form.

The holder may revoke the election of repayment by sending to the paying agent written notice by 3:00 p.m., New York City time, on the twentieth day before the maturity date then in effect or, if that day is not a business day, on the next succeeding business day.

If an extendible debt security is represented by a global debt security, the depositary or its nominee, as the holder, will be the only person that can exercise the right to elect repayment or revoke such an election. Any indirect owners who own beneficial interests in the global debt security and wish to make such an election must give proper and timely instructions to the banks or brokers through which they hold their interests, requesting that they notify the depositary to make a repayment election or revoke such an election on their behalf. Different firms have different deadlines for accepting instructions from their customers, and you should take care to act promptly enough to ensure that your request is given effect by the depositary before the applicable deadline for exercise.

Redemption and Repayment

Unless otherwise indicated in your prospectus supplement, your debt security will not be entitled to the benefit of any sinking fund—that is, we will not deposit money on a regular basis into any separate custodial account to repay your debt securities. In addition, we will not be entitled to redeem your debt security before its stated maturity (except for certain tax reasons, as described below) unless your prospectus supplement specifies a redemption date or redemption commencement date. You will not be entitled to require us to buy your debt security from you, before its stated maturity, unless your prospectus supplement specifies one or more repayment dates.

If your prospectus supplement specifies one or more redemption dates, a redemption commencement date or a repayment date, it will also specify one or more redemption prices or repayment prices, which may be expressed as a percentage of the principal amount of your debt security. It may also specify one or more redemption periods during which the redemption prices relating to a redemption of debt securities during those periods will apply.

If your prospectus supplement specifies one or more redemption dates, your debt security will be redeemable at our option on any of those dates. If your prospectus supplement specifies a redemption commencement date, your debt security will be redeemable at our option at any time on or after that date. If we redeem your debt security, we will do so at the specified redemption price. If different prices are specified for different redemption periods, the price we pay will be the price that applies to the redemption period during which your debt security is redeemed.

If your prospectus supplement specifies a repayment date, your debt security will be repayable at your option on the specified repayment date at the specified repayment price, together with interest accrued to the repayment date.

If we exercise an option to redeem any debt security, we will give the trustee and the holders written notice of the principal amount of the debt security to be redeemed, not less than 5 business days nor more than 60 days before the applicable redemption date unless otherwise specified in your prospectus supplement. We will give the notice in the manner described below in “—Notices.”

If a debt security represented by a global debt security is subject to repayment at the holder’s option, the depositary or its nominee, as the holder, will be the only person that can exercise the right to repayment. Any indirect holders who own beneficial interests in the global debt security and wish to exercise a repayment right must give proper and timely instructions to the banks or brokers through which they hold their interests, requesting that they notify the depositary to exercise the repayment right on their behalf. Different firms have different deadlines for accepting instructions from their customers, and you should take care to act promptly enough to ensure that your request is given effect by the depositary before the applicable deadline for exercise.

Street name and other indirect holders should contact their banks or brokers for information about how to exercise a repayment right in a timely manner.

We or our affiliates may purchase debt securities from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Debt securities that we or they purchase may, at our discretion, be held, resold or cancelled.

Optional Tax Redemption

In addition to the situations described above under “—Redemption and Repayment,” we also have the option to redeem the debt securities in two situations described below, unless otherwise indicated in your prospectus supplement. The redemption price for the debt securities, other than original issue discount debt securities, will be equal to the principal amount of the debt securities being redeemed plus accrued interest and any additional amounts due on the date fixed for redemption. The redemption price for original issue discount debt securities will be specified in the prospectus supplement for such debt securities. Furthermore, we must give you between 10 and 60 days’ notice before redeeming the debt securities unless otherwise specified in your prospectus supplement.

Ø   The first situation is where, as a result of a change in, execution of or amendment to any laws or treaties or the official application or interpretation of any laws or treaties, we would be required to pay additional amounts as described below under “—Payment of Additional Amounts.”

This applies only in the case of changes, executions, amendments, applications or interpretations that occur on or after the date specified in the prospectus supplement for the applicable debt securities and in a relevant jurisdiction, as defined in “—Payment of Additional Amounts” below. If UBS is succeeded by another entity, the applicable jurisdiction will be the jurisdiction in which the successor entity is organized, and the applicable date will be the date the entity became a successor.

We would not have the option to redeem in this case if we could have avoided the payment of additional amounts or the deduction or withholding by using reasonable measures available to us.

Ø   The second situation is where a person located outside of a relevant jurisdiction into which UBS is merged or to whom it has conveyed, transferred or leased its property is required to pay an additional amount. We would have the option to redeem the debt securities even if we are required to pay additional amounts immediately after the merger, conveyance, transfer or lease. We are not required to use reasonable measures to avoid the obligation to pay additional amounts in this situation.

Payment of Additional Amounts

A relevant jurisdiction may require UBS to withhold amounts from payments on the principal or interest on a debt security for taxes or any other governmental charges. If the relevant jurisdiction requires a withholding of this type, UBS may be required to pay you an additional amount so that the net amount you receive will be the amount specified in the debt security to which you are entitled.

By relevant jurisdiction, we mean Switzerland or a jurisdiction in which the UBS branch through which debt securities are issued is located. UBS will not have to pay additional amounts in respect of taxes or other governmental charges that are required to be deducted or withheld by any paying agent from a payment on a debt security, if such payment can be made without such deduction or withholding by any other paying agent. Furthermore, UBS will not pay additional amounts for or on account of:

Ø   the existence of any present or former connection between you and the relevant jurisdiction, other than the mere holding of the debt security and the receipt of payments on it;

Ø   any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, duty, assessment or governmental charge;

Ø   your failure, or the failure of any intermediary, custodian or broker, to comply with any reasonable certification, documentation, information or other reporting requirement concerning your nationality, residence, identity or connection with the relevant jurisdiction, if such compliance is required as a precondition to relief or exemption from such taxes or other governmental charges (including, without limitation, a certification that you are not resident in the relevant jurisdiction or are not an individual resident of a member state of the European Union);

Ø   your status as a bank purchasing the debt security in the ordinary course of its lending business;

Ø   your actual or constructive ownership of 10% or more of the combined voting power of all classes of stock of UBS entitled to vote;

Ø   any taxes imposed on contingent interest as described in section 871(h)(4) of the Internal Revenue Code (as defined below under “U.S. Tax Considerations”);

Ø   any taxes which would not have been imposed but for your presentation, or a presentation on your behalf, of a debt security payment on a date more than 15 days after the date on which such payment on the debt security becomes due and payable or on which the payment is duly provided for, whichever occurs later; or

Ø   any combination of the items listed above.

In addition, no additional amounts will be required to be paid on account of any deduction or withholding imposed or required pursuant to Sections 1471 through 1474 of the Internal Revenue Code (as defined below under “U.S. Tax Considerations”), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Internal Revenue Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Internal Revenue Code.

These provisions will also apply to any taxes or governmental charges imposed by any jurisdiction in which a successor to UBS is organized. The prospectus supplement relating to the debt security may describe additional circumstances in which UBS would not be required to pay additional amounts.

Mergers and Similar Transactions

We are generally permitted to merge or consolidate with another firm. We are also permitted to sell our assets substantially as an entirety to another firm. With regard to any series of debt securities, we may not take any of these actions, however, unless all the following conditions are met:

Ø   If the successor firm in the transaction is not UBS, the successor firm must be organized as a corporation, partnership or trust and must expressly assume our obligations under the debt securities of that series and the debt indenture. The successor firm must be organized under the laws of Switzerland.

Ø   Immediately after the transaction, no default under the debt securities of that series has occurred and is continuing. For this purpose, “default under the debt securities of that series” means an event of default with respect to that series or any event that would be an event of default with respect to that series if the requirements for giving us default notice and for our default having to continue for a specific period of time were disregarded. We describe these matters below under “—Default, Remedies and Waiver of Default.”

If the conditions described above are satisfied with respect to the debt securities of any series, we will not need to obtain the approval of the holders of those debt securities in order to merge or consolidate or to sell our assets. Also, these conditions will apply only if we wish to merge or consolidate with another firm or sell our assets substantially as an entirety to another firm. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another firm, any transaction that involves a change of control of UBS but in which we do not merge or consolidate and any transaction in which we sell less than substantially all our assets.

Also, if we merge, consolidate or sell our assets substantially as an entirety and the successor firm is a non-Swiss entity, neither we nor any successor would have any obligation to compensate you for any resulting adverse tax consequences to the debt securities.

Defeasance and Covenant Defeasance

If indicated in the applicable prospectus supplement for a debt security, the provisions for full defeasance and covenant defeasance described below will apply to that debt security. In general, we expect these provisions to apply to each debt security that has a specified currency of U.S. dollars and is not a floating rate or indexed debt security.

Full Defeasance

If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on your debt security. This is called full defeasance. To do so, each of the following must occur:

Ø   We must deposit in trust for the benefit of all holders of those debt securities, money, U.S. government or U.S. government agency notes or bonds or a combination of money and U.S. government or U.S. government agency notes or bonds that will, in each case, in the opinion of a nationally recognized firm of independent public accountants, generate enough cash to make interest, principal and any other payments on those debt securities on their various due dates.

Ø   There must be a change in current U.S. federal tax law or an Internal Revenue Service ruling that lets us make the above deposit without causing the holders to be taxed on those debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. Under current federal tax law, the deposit and our legal release from your debt securities would be treated as though we took back your debt security and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on your debt security.

Ø   We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above.

If we ever fully defease your debt security, you would have to rely solely on the trust deposit for payments on your debt security. You would not be able to look to us for payment in the event of any shortfall.

Covenant Defeasance

Under current U.S. federal tax law, we can make the same type of deposit described above and be released from any restrictive covenants relating to your debt security that may be described in your prospectus supplement. This is called covenant defeasance. In that event, you would lose the protection of those restrictive covenants. In order to achieve covenant defeasance for any debt securities, we must do both of the following:

Ø   We must deposit in trust for the benefit of all holders of those debt securities, money, U.S. government or U.S. government agency notes or bonds or a combination of money and U.S. government or U.S. government agency notes or bonds that will, in each case, in the opinion of a nationally recognized firm of independent public accountants, generate enough cash to make interest, principal and any other payments on those debt securities on their various due dates.

Ø   We must deliver to the trustee a legal opinion of our counsel confirming that under U.S. federal income tax law as then in effect we may make the above deposit without causing you to be taxed on those debt securities any differently than if we did not make the deposit and just repaid those debt securities ourselves.

If we accomplish covenant defeasance with regard to your debt security, the following provisions of the debt indenture and your debt security would no longer apply:

Ø   Any covenants that your prospectus supplement may state are applicable to your debt security; and

Ø   The events of default resulting from a breach of covenants, described below in the fourth bullet point under “—Default, Remedies and Waiver of Default—Events of Default.”

Any right we have to redeem will survive covenant defeasance with regard to those debt securities.

If we accomplish covenant defeasance on your debt security, you can still look to us for repayment of your debt security in the event of any shortfall in the trust deposit. You should note, however, that if one of the remaining events of default occurred, such as our bankruptcy, and your debt security became immediately due and payable, there may be a shortfall. Depending on the event causing the default you may not be able to obtain payment of the shortfall.

Default, Remedies and Waiver of Default

You will have special rights if an event of default with respect to your series of debt securities occurs and is not cured, as described in this subsection.

Events of Default

Unless your prospectus supplement says otherwise, when we refer to an event of default with respect to any series of debt securities, we mean any of the following:

Ø   We do not pay the principal or any premium (including delivering any security or other property deliverable) on any debt security of that series at its maturity;

Ø   We do not pay interest on any debt securities of that series within 30 days after it becomes due and payable;

Ø   We do not deposit a sinking fund payment with regard to any debt securities of that series on its due date, but only if the payment is required in the applicable prospectus supplement;

Ø   We remain in breach of any other covenant we make in the debt indenture for the benefit of the debt securities of that series, for 60 days after we receive a notice of default stating that we are in breach and requiring us to remedy the breach. The notice must be sent by the trustee or the holders of not less than 10% in principal amount of the relevant series of debt securities then outstanding;

Ø   We file for bankruptcy or certain other bankruptcy, insolvency or reorganization events relating to UBS occur; or

Ø   If the applicable prospectus supplement states that any additional event of default applies to your series, that event of default occurs.

Remedies If an Event of Default Occurs

If an event of default has occurred with respect to any series of debt securities and has not been cured or waived, the trustee or the holders of not less than 25% in principal amount of all debt securities of that series then outstanding may declare the entire principal amount of the debt securities of that series to be due immediately. If an event of default occurs because of bankruptcy, insolvency or reorganization events relating to UBS, the entire principal amount of the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder.

Each of the situations described above is called an acceleration of the maturity of the affected series of debt securities. If the maturity of any series is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in principal amount of the debt securities of that series may cancel the acceleration for the entire series.

If an event of default occurs, the trustee will have special duties. The trustee will be obligated to use those of its rights and powers under the debt indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs.

Except as described in the prior paragraph, the trustee is not required to take any action under the debt indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is called an indemnity. If the trustee is provided with an indemnity reasonably satisfactory to it, the holders of a majority in principal amount of all debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee with respect to that series. These majority holders may also direct the trustee in performing any other action under the debt indenture with respect to the debt securities of that series.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to any debt security, all of the following must occur:

Ø   The holder of your debt security must give the trustee written notice that an event of default has occurred, and the event of default must not have been cured or waived.

Ø   The holders of not less than 25% in principal amount of all debt securities of your series must make a written request that the trustee take action because of the default, and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action.

Ø   The trustee must not have taken action for 60 days after the above steps have been taken.

Ø   During those 60 days, the holders of a majority in principal amount of the debt securities of your series must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of all debt securities of your series.

You are, however, entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date.

Waiver of Default

The holders of not less than a majority in principal amount of the debt securities of any series may waive a default for all debt securities of that series. If this happens, the default will be treated as if it has not occurred. No one can waive a payment default on your debt security, however, without the approval of the particular holder of that debt security.

We Will Give the Trustee Information About Defaults Annually

We will furnish to the trustee every year a written statement of two of our officers certifying that to their knowledge we are in compliance with the debt indenture and the debt securities, or else specifying any default under the debt indenture.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity of the debt securities. Book-entry and other indirect owners are described below under “Legal Ownership and Book-Entry Issuance.”

Modification and Waiver of Covenants

There are three types of changes we can make to the debt indenture and the debt securities of any series.

Changes Requiring Each Holder’s Approval

First, there are changes that cannot be made without the approval of each holder of a debt security affected by the change. Here is a list of those types of changes:

Ø   change the stated maturity for any principal or interest payment on a debt security;

Ø   reduce the principal amount, the amount payable on acceleration of the maturity after a default, the interest rate or the redemption price for a debt security;

Ø   permit redemption of a debt security if not previously permitted;

Ø   impair any right a holder may have to require repayment of his or her debt security;

Ø   impair any right that a holder of an indexed or any other debt security may have to exchange or convert the debt security for or into securities or other property;

Ø   change the currency of any payment on a debt security other than as permitted by the debt security;

Ø   change the place of payment on a debt security, if it is in non-global form;

Ø   impair a holder’s right to sue for payment of any amount due on his or her debt security;

Ø   reduce the percentage in principal amount of the debt securities of any one or more affected series, taken separately or together, as applicable, the approval of whose holders is needed to change the debt indenture or those debt securities;

Ø   reduce the percentage in principal amount of the debt securities of any one or more affected series, taken separately or together, as applicable, the consent of whose holders is needed to waive our compliance with the debt indenture or to waive defaults; and

Ø   change the provisions of the debt indenture dealing with modification and waiver in any other respect, except to increase any required percentage referred to above or to add to the provisions that cannot be changed or waived without approval of the holder of each affected debt security.

Changes Not Requiring Approval of Holders

The second type of change does not require any approval by holders of the debt securities of an affected series. This type of change is limited to clarifications and changes that would not adversely affect the debt securities of that series in any material respect. We also do not need any approval to make changes that affect only debt securities to be issued under the debt indenture after the changes take effect.

We may also make changes or obtain waivers that do not adversely affect a particular debt security, even if they affect other debt securities. In those cases, we do not need to obtain the approval of the holder of the unaffected debt security; we need only obtain any required approvals from the holders of the affected debt securities.

Changes Requiring Majority Approval

Any other change to the debt indenture and the debt securities would require the following approval:

Ø   If the change affects only the debt securities of a particular series, it must be approved by the holders of 66⅔% in principal amount of the debt securities of that series.

Ø   If the change affects the debt securities of more than one series of debt securities issued under the debt indenture, it must be approved by the holders of 66⅔% in principal amount of all series affected by the change, with the debt securities of all the affected series voting together as one class for this purpose (and of any affected series that by its terms is entitled to vote separately as a series, as described below).

In each case, the required approval must be given by written consent.

Majority approval would be required for us to obtain a waiver of any of our covenants in the debt indenture. Our covenants include the promises we make about merging, which we describe above under “—Mergers and Similar Transactions.” If the holders approve a waiver of a covenant, we will not have to comply with that covenant. The holders, however, cannot approve a waiver of any provision in a particular debt security, or in the debt indenture as it affects that debt security, that we cannot change without the approval of the holder of that debt security as described above under “—Changes Requiring Each Holder’s Approval,” unless that holder approves the waiver.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the debt indenture or the debt securities or request a waiver.

Special Rules for Action by Holders

When holders take any action under the debt indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction, we will apply the following rules.

Only Outstanding Debt Securities Are Eligible

Only holders of outstanding debt securities of the applicable series will be eligible to participate in any action by holders of debt securities of that series. Also, we will count only outstanding debt securities in determining whether the various percentage requirements for taking action have been met. For these purposes, a debt security will not be “outstanding”:

Ø   if it has been surrendered for cancellation;

Ø   if we have deposited or set aside, in trust for its holder, money for its payment or redemption;

Ø   if we have fully defeased it as described above under “—Defeasance and Covenant Defeasance—Full Defeasance”; or

Ø   if we or one of our affiliates, such as UBS Securities LLC or UBS Financial Services Inc., is the beneficial owner.

Special Series Voting Rights

We may issue series of debt securities that are entitled, by their terms, to vote separately on matters (for example, modification or waiver of provisions in the debt indenture) that would otherwise require a vote of all affected series, voting together as a single class. Any such series would be entitled to vote together with all other affected series, voting together as one class, and would also be entitled to vote separately, as a series only. These special voting rights will be described in the applicable prospectus supplement. For a series that does not have these special rights, voting will occur as described in the preceding section, but subject to any separate voting rights of any series having special rights. We may issue a series having these or other special voting rights without obtaining the consent of or giving notice to holders of outstanding series.

Eligible Principal Amount of Some Debt Securities

In some situations, we may follow special rules in calculating the principal amount of a debt security that is to be treated as outstanding for the purposes described above. This may happen, for example, if the principal amount is payable in a non-U.S. dollar currency, increases over time or is not to be fixed until maturity. For any debt security of the kind described below, we will decide how much principal amount to attribute to the debt security as follows:

Ø   For an original issue discount debt security, we will use the principal amount that would be due and payable  on the action date if the maturity of the debt security were accelerated to that date because of a default.

Ø   For a debt security whose principal amount is not known, we will use any amount that we indicate in the prospectus supplement for that debt security. The principal amount of a debt security may not be known, for example, because it is based on an index that changes from time to time and the principal amount is not to be determined until a later date.

Ø   For debt securities with a principal amount denominated in one or more non-U.S. dollar currencies or currency units, we will use the U.S. dollar equivalent, which we will determine.

Determining Record Dates for Action by Holders

We will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under the debt indenture. In certain limited circumstances, only the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that we specify for this purpose, or that the trustee specifies if it sets the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any global debt security may be set in accordance with procedures established by the depositary from time to time. Accordingly, record dates for global debt securities may differ from those for other debt securities.

Form, Exchange and Transfer of Debt Securities

We will issue each debt security in global—i.e., book-entry—form only, unless we specify otherwise in the applicable prospectus supplement. Debt securities in book-entry form will be represented by a global security registered in the name of a depositary, which will be the holder of all the debt securities represented by the global security. Those who own beneficial interests in a global debt security will do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depositary and its participants. We describe book-entry securities below under “Legal Ownership and Book-Entry Issuance.” Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities in global form.

In addition, we will generally issue each debt security in registered form, without coupons, unless we specify otherwise in the applicable prospectus supplement. If we issue a debt security in bearer form, the applicable prospectus supplement will describe the provisions that would apply to that security.

If a debt security is issued as a global debt security, only the depositary—e.g., DTC, Euroclear and Clearstream—will be entitled to transfer and exchange the debt security or exercise any other rights of a holder as described in this subsection, since the depositary will be the sole holder of the debt security.

If any debt securities cease to be issued in global form, then unless we indicate otherwise in your prospectus supplement, they will be issued:

Ø   only in fully registered form;

Ø   without interest coupons; and

Ø   unless we indicate otherwise in your prospectus supplement, in denominations of $1,000 and integral multiples of $1,000.

Holders may exchange their debt securities for debt securities of smaller denominations (subject to the limit above) or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. You may not exchange your debt securities for securities of a different series or having different terms, unless your prospectus supplement says you may.

Holders may exchange or transfer their debt securities at the office of the trustee. They may also replace lost, stolen, destroyed or mutilated debt securities at that office. We have appointed the trustee to act as our agent for registering debt securities in the names of holders and transferring and replacing debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their debt securities, but they may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange, and any replacement, will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership. The transfer agent may require an indemnity before replacing any debt securities.

If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If the debt securities of any series are redeemable and we redeem less than all those debt securities, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing or during any other period specified in the applicable prospectus supplement, in order to freeze the list of holders who will receive the mailing. We may also refuse to register transfers of or exchange any debt security selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

The rules for exchange described above apply to exchanges of debt securities for other debt securities of the same series and kind. If a debt security is convertible, exercisable or exchangeable into or for a different kind of security, such as one that we have not issued, or for other property, the rules governing that type of conversion, exercise or exchange will be described in the applicable prospectus supplement.

Payment Mechanics for Debt Securities

Who Receives Payments?

If interest is due on a debt security on an interest payment date, we will pay the interest to the person in whose name the debt security is registered at the close of business on the regular record date described below relating to the interest payment date. If interest is due at maturity but on a day that is not an interest payment date, we will pay the interest to the person entitled to receive the principal of the debt security. If principal or another amount besides interest is due on a debt security at maturity, we will pay the amount to the holder of the debt security against surrender of the debt security at a proper place of payment (or, in the case of a global debt security, in accordance with the applicable policies of the depositary).

Payment Dates and Regular Record Dates for Interest

Unless we specify otherwise in the applicable prospectus supplement, interest on any fixed rate debt security will be payable semiannually each May 15 and November 15 and at maturity, and the regular record date relating to an interest payment date for any fixed rate debt security will be the May 1 or November 1 next preceding that interest payment date. The regular record date relating to an interest payment date for any floating rate debt security will be the 15th calendar day before that interest payment date. These record dates will apply whether or not a particular record date is a business day. For the purpose of determining the holder at the close of business on a regular record date when business is not being conducted, the close of business will mean 5:00 P.M., New York City time, on that day.

The term “business day” means, for any debt security, a day that meets all the following applicable requirements:

Ø   for all debt securities, is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close and that satisfies any other criteria specified in your prospectus supplement;

Ø   if the debt security is a floating rate debt security whose interest rate is based on LIBOR, is also a day on which dealings in the relevant index currency specified in the applicable prospectus supplement are transacted in the London interbank market;

Ø   if the debt security has a specified currency other than U.S. dollars or euros, is also a day on which banking institutions are not authorized or obligated by law, regulation or executive order to close in the principal financial center of the country issuing the specified currency;

Ø   if the debt security either is a floating rate debt security whose interest rate is based on EURIBOR or has a specified currency of euros, is also a day on which the Trans-European Automated Real-time Gross settlement Express Transfer (TARGET) System, or any successor system, is open for business;

Ø   if the debt security is held through Euroclear, is also not a day on which banking institutions in Brussels, Belgium are generally authorized or obligated by law, regulation or executive order to close; and

Ø   if the debt security is held through Clearstream, is also not a day on which banking institutions in Luxembourg are generally authorized or obligated by law, regulation or executive order to close.

How We Will Make Payments Due in U.S. Dollars

We will follow the practices described in this subsection when paying amounts due in U.S. dollars. Payments of amounts due in other currencies will be made as described in the next subsection.

Payments on Global Debt Securities. We will make payments on a global debt security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will pay directly to the depositary, or its nominee, and not to any indirect owners who own beneficial interests in the global debt security. An indirect owner’s right to receive those payments will be governed by the rules and practices of the depositary and its participants, as described under “Legal Ownership and Book-Entry Issuance—What Is a Global Security?”

Payments on Non-Global Debt Securities. We will make payments on a debt security in non-global, registered form as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all other payments by check at the paying agent described below, against surrender of the debt security. All payments by check will be made in next-day funds—that is, in funds that become available on the day after the check is cashed.

Alternatively, if a non-global debt security has a face amount of at least $1,000,000 and the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request wire payment, the holder must give the paying agent appropriate wire transfer instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. In the case of any other payment, payment will be made only after the debt security is surrendered to the paying agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive payments on their debt securities.

How We Will Make Payments Due in Other Currencies

We will follow the practices described in this subsection when paying amounts that are due in a specified currency other than U.S. dollars.

Payments on Global Debt Securities. We will make payments on a global debt security in accordance with the applicable policies of the depositary as in effect from time to time. We understand that these policies, as currently in effect at DTC, are as follows:

Unless otherwise indicated in your prospectus supplement, if you are an indirect owner of global debt securities denominated in a specified currency other than U.S. dollars and if you have the right to elect to receive payments in that other currency and you do make that election, you must notify the participant through which your interest in the global debt security is held of your election:

Ø   on or before the applicable regular record date, in the case of a payment of interest, or

Ø   on or before the 16th day prior to stated maturity, or any redemption or repayment date, in the case of payment of principal or any premium.

You may elect to receive all or only a portion of any interest, principal or premium payment in a specified currency other than U.S. dollars.

Your participant must, in turn, notify DTC of your election on or before the third DTC business day after that regular record date, in the case of a payment of interest, and on or before the 12th DTC business day prior to stated maturity, or on the redemption or repayment date if your debt security is redeemed or repaid earlier, in the case of a payment of principal or any premium.

DTC, in turn, will notify the paying agent of your election in accordance with DTC’s procedures.

If complete instructions are received by the participant and forwarded by the participant to DTC, and by DTC to the paying agent, on or before the dates noted above, the paying agent, in accordance with DTC’s instructions, will make the payments to you or your participant by wire transfer of immediately available funds to an account maintained by you or your participant with a bank located in the country issuing the specified currency or in another jurisdiction acceptable to us and the paying agent.

If the foregoing steps are not properly completed, we expect DTC to inform the paying agent that payment is to be made in U.S. dollars. In that case, we or our agent will convert the payment to U.S. dollars in the manner described below under “—Conversion to U.S. Dollars.” We expect that we or our agent will then make the payment in U.S. dollars to DTC, and that DTC in turn will pass it along to its participants.

Book-entry and other indirect holders of a global debt security denominated in a currency other than U.S. dollars should consult their banks or brokers for information on how to request payment in the specified currency.

Payments on Non-Global Debt Securities. Except as described in the second to last paragraph under this heading, we will make payments on debt securities in non-global form in the applicable specified currency. We will make these payments by wire transfer of immediately available funds to any account that is maintained in the applicable specified currency at a bank designated by the holder and is acceptable to us and the trustee. To designate an account for wire payment, the holder must give the paying agent appropriate wire instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the regular record date. In the case of any other payment, the payment will be made only after the debt security is surrendered to the paying agent. Any instructions, once properly given, will remain in effect unless and until new instructions are properly given in the manner described above.

If a holder fails to give instructions as described above, we will notify the holder at the address in the trustee’s records and will make the payment within five business days after the holder provides appropriate instructions. Any late payment made in these circumstances will be treated under the debt indenture as if made on the due date, and no interest will accrue on the late payment from the due date to the date paid.

Although a payment on a debt security in non-global form may be due in a specified currency other than U.S. dollars, we will make the payment in U.S. dollars if the holder asks us to do so. To request U.S. dollar payment, the holder must provide appropriate written notice to the trustee at least five business days before the next due date for which payment in U.S. dollars is requested. In the case of any interest payment due on an interest payment date, the request must be made by the person who is the holder on the regular record date. Any request, once properly made, will remain in effect unless and until revoked by notice properly given in the manner described above.

Indirect owners of a non-global debt security with a specified currency other than U.S. dollars should contact their banks or brokers for information about how to receive payments in the specified currency or in U.S. dollars.

Conversion to U.S. Dollars. When we are asked by a holder to make payments in U.S. dollars of an amount due in another currency, either on a global debt security or a non-global debt security as described above, we will determine the U.S. dollar amount the holder receives as follows. The exchange rate agent described below will request currency bid quotations expressed in U.S. dollars from three or, if three are not available, then two, recognized foreign exchange dealers in New York City, any of which may be the exchange rate agent, which may be UBS Securities LLC, an affiliate of UBS, as of 11:00 A.M., New York City time, on the second business day before the payment date. Currency bid quotations will be requested on an aggregate basis, for all holders of debt securities requesting U.S. dollar payments of amounts due on the same date in the same specified currency. The U.S. dollar amount the holder receives will be based on the highest acceptable currency bid quotation received by the exchange rate agent. If the exchange rate agent determines that at least two acceptable currency bid quotations are not available on that second business day, the payment will be made in the specified currency.

To be acceptable, a quotation must be given as of 11:00 A.M., New York City time, on the second business day before the due date and the quoting dealer must commit to execute a contract at the quotation in the total amount due in that currency on all series of debt securities. If some but not all of the relevant debt securities are LIBOR debt securities or EURIBOR debt securities, the second preceding business day will be determined for this purpose as if none of those debt securities were LIBOR debt securities or EURIBOR debt securities.

A holder that requests payment in U.S. dollars will bear all associated currency exchange costs, which will be deducted from the payment.

When the Specified Currency Is Not Available. If we are obligated to make any payment in a specified currency other than U.S. dollars, and the specified currency or any successor currency is not available to us or cannot be paid to you due to circumstances beyond our control—such as the imposition of exchange controls or a disruption in the currency markets—we will be entitled to satisfy our obligation to make the payment in that specified currency by making the payment in U.S. dollars, on the basis specified in the applicable prospectus supplement.

For a specified currency other than U.S. dollars, the exchange rate will be the noon buying rate for cable transfers of the specified currency in New York City as quoted by the Federal Reserve Bank of New York on the then-most recent day on which that bank has quoted that rate.

The foregoing will apply to any debt security, whether in global or non-global form, and to any payment, including a payment at maturity. Any payment made under the circumstances and in a manner described above will not result in a default under any debt security or the debt indenture.

Exchange Rate Agent. If we issue a debt security in a specified currency other than U.S. dollars, we will appoint a financial institution to act as the exchange rate agent and will name the institution initially appointed when the debt security is originally issued in the applicable prospectus supplement. We may select UBS Securities LLC or another of our affiliates to perform this role. We may change the exchange rate agent from time to time after the original issue date of the debt security without your consent and without notifying you of the change.

All determinations made by the exchange rate agent will be at its sole discretion unless we state in your prospectus supplement that any determination is subject to our approval. In the absence of manifest error, those determinations will be conclusive for all purposes and binding on you and us, without any liability on the part of the exchange rate agent.

Payment When Offices Are Closed

If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Unless specified otherwise in the applicable prospectus supplement, payments postponed to the next business day in this situation will be treated under the debt indenture as if they were made on the original due date. Postponement of this kind will not result in a default under any debt security or the debt indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day. The term business day has a special meaning, which we describe above under “—Payment Dates and Regular Record Dates for Interest.”

Paying Agent

We may appoint one or more financial institutions to act as our paying agents, at whose designated offices debt securities in non-global entry form may be surrendered for payment at their maturity. We call each of those offices a paying agent. We may add, replace or terminate paying agents from time to time. We may also choose to act as our own paying agent. Initially, we have appointed the trustee, at its corporate trust office in New York City, as the paying agent. We must notify the trustee of changes in the paying agents.

Settlement Mechanics

The settlement mechanics applicable to debt securities calling for physical settlement will be described in the applicable prospectus supplement.

Unclaimed Payments

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to us. After that two-year period, the holder may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Notices

Notices to be given to holders of a global debt security will be given only to the depositary, in accordance with its applicable policies as in effect from time to time. Notices to be given to holders of debt securities not in global form will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive notices.

Our Relationship with the Trustee

U.S. Bank Trust National Association has provided commercial banking and other services for us and our affiliates in the past and may do so in the future. Among other things, U.S. Bank Trust National Association holds debt securities issued by us and serves as trustee or agent with regard to other obligations of UBS or its subsidiaries.

U.S. Bank Trust National Association is serving as the trustee for the debt securities and the warrants issued under our warrant indenture. Consequently, if an actual or potential event of default occurs with respect to any of these securities, the trustee may be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939. In that case, the trustee may be required to resign under one or more of the indentures, and we would be required to appoint a successor trustee. For this purpose, a “potential” event of default means an event that would be an event of default if the requirements for giving us default notice or for the default having to exist for a specific period of time were disregarded.

1. UBS AG FI Enhanced Large Cap Growth ETN due June 19, 2024

Principal Terms:

Principal Amount: $750,000,000

Issuer: UBS AG, London Branch

Initial Trade Date: June 10, 2014

Initial Settlement Date: June 13, 2014

Term: 10 years, subject to your right to receive payment for your Securities upon redemption, acceleration upon minimum indicative value or exercise by UBS of its call right.

Denomination/Principal Amount: $100.00 per Security

Maturity Date: June 19, 2024, subject to adjustment

Underlying Index: The return on the Securities is linked to the Russell 1000 Growth Total Return Index. The level of the Index reflects both the price performance of the Index Constituent Securities and the reinvestment of dividends on the Index Constituent Securities.

Annual Tracking Rate: 0.85% per annum

Financing Spread: 0.44% per annum

Loss Rebalancing Fee: Upon each occurrence of a Loss Rebalancing Event, you will incur a 0.05% reduction in the LR Current Principal Amount of Your Securities and may also have a further reduction due to a breakage computation. See “General Terms of the Securities — Loss Rebalancing Event Upon Large Decreases in the Indicative Value” for the definition of the Loss Rebalancing Fee and all other defined pertaining to the Loss Rebalancing Event.

First Redemption Date: June 20, 2014 for Regular Redemptions, June 26, 2014 for Large Redemptions

Final Redemption Date: June 14, 2024

First Call Date: The first date that UBS may exercise its Call Right is June 15, 2015

Quarterly Initial Closing Level for the Initial Calendar Quarter: 826.0448, the Index Closing Level (as defined below) on the Initial Trade Date.

Quarterly Reset Dates: For each calendar quarter, the Quarterly Reset Date is the first Trading Day of that quarter beginning on October 1, 2014 and ending on April 1, 2024, subject to adjustment.

Quarterly Valuation Dates: For each Quarterly Reset Date, the Quarterly Valuation Date is the last Trading Day of the previous calendar quarter, beginning on September 30, 2014 and ending on March 28, 2024, subject to adjustment.

Floor Level: The “Floor Level” is equal to $20.00 (subject to adjustment as described under “Valuation of the Index and the Securities — Split or Reverse Split of the Securities”).

Index Sponsor: Russell Investments, a subsidiary of Russell Investment Group (“Russell”).

Listing: The Securities have been approved for listing, subject to official notice of issuance, on NYSE Arca under the symbol “FBGX”

Calculation Date: June 10, 2024, unless that day is not a Trading Day, in which case the Calculation Date will be the next Trading Day, subject to adjustment.

Index Symbol: RU10GRTR (NYSE and Bloomberg)

Intraday Indicative Value Symbol: FBGXIV (Bloomberg)

CUSIP No.: 902677780

ISIN No.: US9026777808

Valuation of the Index and the Securities

Intraday Index Values

On each Trading Day, the Index Sponsor will calculate and publish the intraday indicative value of the relevant Index at least every 15 seconds during normal trading hours on Bloomberg L.P. (“Bloomberg”) or any other publicly available information provider specified in “ Principal Terms” above under a ticker symbol identified above. The actual relevant Index Closing Level may vary, and on a cumulative basis over the term of any series of the Securities may vary significantly, from the intraday indicative value of the Index.

The intraday indicative calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Sponsor may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The intraday indicative value of the relevant Index published at least every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

Intraday Security Values

An intraday “indicative value” for each series of the Securities, meant to approximate the intrinsic economic value of that series of the Securities, will be calculated by the calculation agent specified in “ Principal Terms” above and published to Bloomberg or any other publicly available information provider specified in “ Principal Terms” above (or a successor) via the facilities on the Consolidated Tape Association under a symbol to be identified in “ Principal Terms” above. In connection with your Securities, we use the term “indicative value” to refer to the value at a given time and date equal to (i) Current Principal Amount multiplied by the Index Factor calculated using the intraday indicative value of the relevant Index as of such time as the Index Valuation Level, minus (ii) the Accrued Fees as of such time and date, assuming such time and date is the Redemption Valuation Date.

The intraday indicative value calculation will be used to determine whether any series of the Securities will be accelerated, as discussed under “General Terms of the Securities — Acceleration Upon Minimum Indicative Value”. It is not intended as a price or quotation, or as an offer to solicitation for the purpose, sale, or termination of your Securities, nor will it reflect hedging or other transactional costs, credit considerations, market liquidity or bid-offer spreads. The levels of the relevant Index provided by the Index Sponsor specified in “ Principal Terms” above will not necessarily reflect the depth and liquidity of the relevant Index Constituent Securities. For this reason and others, the actual trading price of the Securities of any series may be different from their indicative value.

The calculation of the intraday indicative value shall not constitute a recommendation or solicitation to conclude a transaction at the level stated, and should not be treated as giving investment advice.

The reporting of the intraday indicative value of any series of the Securities by Bloomberg or any other publicly available information provider specified in “ Principal Terms” above may occasionally be subject to delay or postponement. The actual trading price of any series of the Securities may be different from their intraday indicative value. The intraday indicative value of any series of the Securities published at least every 15 seconds during the NYSE Arca’s Core Trading Session, which is currently from 9:30 a.m. to 4:00 p.m., New York City time, will be based on the intraday indicative values of the relevant Index, and may not be equal to the payment at maturity, early redemption, acceleration, or upon exercise by UBS of its call right.

These intraday indicative value calculations will be prepared as of a particular time and date and will therefore not reflect subsequent changes in market values or prices or in any other factors relevant to their determination.

Split or Reverse Split of the Securities

Should the Current Principal Amount of any series of Securities on any Trading Day be above $400.00, we may, but are not obligated to, initiate a 4-for-1 split of your Securities. Should the Current Principal Amount on any Trading Day be below $40.00, we may, but are not obligated to, initiate a 1-for-4 reverse split of your Securities. If the Current Principal Amount of a series of Securities is greater than $400.00 or below $40.00 on any Trading Day, and we decide to initiate a split or reverse split, as applicable, such date shall be deemed to be the “announcement date”, and we will issue a notice to holders of the relevant Securities and press release announcing the split or reverse split, specifying the effective date of the split or reverse split.

If the Securities undergo a split, we will adjust the terms of the Securities accordingly. If the Securities undergo a 4:1 split, every investor who holds a Security via The Depository Trust Company (“DTC”) on the relevant record date will, after the split, hold four Securities, and adjustments will be made as described below. The record date for the split will be the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be divided by four to reflect the 4:1 split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. A corresponding adjustment will be made to the Floor Level for purposes of determining whether an Acceleration upon Minimum Indicative Value has occurred. For example, if the Securities undergo a 4:1 split, the Floor Level will be divided by 4. The split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

In the case of a reverse split, we reserve the right to address odd numbers of Securities (commonly referred to as “partials”) in a manner determined by us in our sole discretion. If the Securities undergo a 1:4 reverse split, every investor who holds four Securities via DTC on the relevant record date will, after the reverse split, hold only one Security and adjustments will be made as described below. The record date for the reverse split will be on the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be multiplied by four to reflect the 1:4 reverse split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. A corresponding adjustment will be made to the Floor Level for purposes of determining whether an Acceleration upon Minimum Indicative Value has occurred. For example, if the securities undergo a 1:4 reverse split, the Floor Level will be multiplied by 4. The reverse split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

Holders who own a number of Securities on the record date that is not evenly divisible by four will receive the same treatment as all other holders for the maximum number of Securities they hold which is evenly divisible by four, and we will have the right to compensate holders for their remaining or “partial” Securities in a manner determined by us in our sole discretion. Our current intention is to provide holders with a cash payment for their partials on the 17th Business Day following the announcement date in an amount equal to the appropriate percentage of the closing indicative value of the reverse split-adjusted Securities on the 14th Business Day following the announcement date. For example, a holder who held 23 Securities via DTC on the record date would receive five post-reverse split Securities on the immediately following Business Day, and a cash payment on the 17th Business Day following the announcement date that is equal to 3/4ths of the Current Principal Amount of the reverse split-adjusted Securities on the 14th Business Day following the announcement date.

General Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described under “Medium-Term Notes, Series A” above. The terms described here supplement those described in “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Interest or Coupons

We will not pay you any interest or coupons during the term of the Securities.

Payment at Maturity

The “Maturity Date” for each series of Securities will be the third Trading Day after the last Trading Day in the applicable Measurement Period, which we refer to in this section “— Payment at Maturity” as the “Final Measurement Period”. The scheduled Maturity Date is identified in “ Principal Terms” above.

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to:

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the Final Measurement Period, minus

(b)           the Accrued Fees as of such last Trading Day.

If the amount calculated above is less than zero, the payment at maturity will be zero.

You may lose some or all of your initial investment at maturity. Because the Accrued Fees reduce your final payment, the quarterly compounded leveraged return of the Index will need to offset the negative effect of the Accrued Fees and Loss Rebalancing Fees, if applicable, in order for you to receive an aggregate amount over the term of the Securities of any series equal to at least the initial investment of your Securities. If the quarterly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees and the Loss Rebalancing Fees, if applicable, or if the quarterly compounded leveraged return of the Index is negative, you will lose some or all of your investment.

The Accrued Fees will be calculated as of the last Trading Day in the Final Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

The “Accrued Financing Charge” as of the last Trading Day of the Final Measurement Period is an amount equal to the product of (a) the Financing Level as of the preceding Quarterly Reset Date, (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Quarterly Valuation Date to, and including, such last Trading Day of such Final Measurement Period and the denominator of which is 360, and (c) the Financing Rate.

On the Initial Trade Date, the Accrued Financing Charge for each Security will be $0.

The “Accrued Tracking Fee” as of the last Trading Day in the Final Measurement Period is an amount equal to (a) the aggregate sum of (i) the Current Indicative Value as of the immediately preceding Trading Day for each date starting from, but excluding, the immediately preceding Quarterly Valuation Date to, and including, such last Trading Day in such Final Measurement Period times (ii) the Annual Tracking Rate, divided by (b) 365.

The “Annual Tracking Rate” is a per annum rate described in “ Principal Terms” above.

The “Current Indicative Value” is, as determined by the Calculation Agent as of any date of determination, an amount per Security of any series equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, calculated using the Index Closing Level on such date as the Index Valuation Level.

The “Principal Amount” of each Security is $100.00. Each series of the Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Principal Amount.

For the Initial Calendar Quarter, the Current Principal Amount will equal $100.00 per Security of the applicable series. For each subsequent calendar quarter, the Current Principal Amount for each Security of that series will be reset as follows on the Quarterly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Quarterly Valuation Date — Accrued Fees on the applicable Quarterly Valuation Date

If any series of the Securities undergoes a split or reverse split, the Current Principal Amount of that series will be adjusted accordingly.

For each calendar quarter, the “Quarterly Reset Date” is the first Trading Day of the quarter specified in “  Principal Terms” above, subject to adjustment as described under “— Market Disruption Event”;  provided, however, that no Quarterly Reset Date will occur on or after the Call Valuation Date or the Acceleration Date.

For each Quarterly Reset Date, the “Quarterly Valuation Date” is the last Trading Day of the previous calendar quarter subject to adjustment as described under “— Market Disruption Event”. The Quarterly Valuation Date is specified in “  Principal Terms” above .

The Index Factor will be calculated as follows:

1 + (2 × Index Performance Ratio)

The Index Performance Ratio on any Quarterly Valuation Date, any Redemption Valuation Date, or as of the last Trading Day in the applicable Measurement Period, as applicable, will be:

Index Valuation Level — Quarterly Initial Closing Level
Quarterly Initial Closing Level

The “Index Valuation Level” will equal the arithmetic mean of the Index Closing Levels measured on each Trading Day during the applicable Measurement Period, or the Index Closing Level on any Quarterly Valuation Date or any Redemption Valuation Date, as determined by the Calculation Agent, provided that:

(1)           for Regular Redemptions, if the Redemption Valuation Date falls in a Final Measurement Period, Call Measurement Period, or Acceleration Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on the Redemption Valuation Date during such Measurement Period shall equal (a) (i) for each elapsed Trading Day in the Measurement Period from and including the Call Valuation Date, Acceleration Date or Calculation Date, as applicable, to but excluding the Redemption Valuation Date (the “Applicable Date”), the sum of the Index Closing Levels on such Trading Day(s) plus (ii) the Index Closing Level on the Applicable Date times the number of remaining Trading Days in the Measurement Period from and including the Applicable Date divided by (b) the number of Trading Days in the Measurement Period;  and

(2)           For a Large Redemption, if the Redemption Valuation Date occurs during an Acceleration Measurement Period, Call Measurement Period, or Final Measurement Period, the Redemption Amount shall equal the Acceleration Amount, Call Settlement or payment at maturity, as applicable.

Unless specified otherwise in “  Principal Terms” above, the applicable “Measurement Period” means the five Trading Days from and including the Call Valuation Date, Acceleration Date, Redemption Valuation Date (for a Large Redemption) or the Calculation Date, as applicable, subject to adjustment as described under “General Terms of the Securities — Market Disruption Event”.

The “Quarterly Initial Closing Level” for the Initial Calendar Quarter is specified in “  Principal Terms” above and will be the Index Closing Level on the applicable Initial Trade Date. For each subsequent calendar quarter, the Quarterly Initial Closing Level on the Quarterly Reset Date will equal the Index Closing Level on the Quarterly Valuation Date for the previous calendar quarter.

The “Index Closing Level” is, for any series of the Securities, the closing level of the relevant Index as published by the Index Sponsor.

The “Index Sponsor” will be the entity that calculates the level of the relevant Index is specified in “  Principal Terms” above.

The “Calculation Date” is specified in “  Principal Terms” above.

The “Current Indicative Value”, as determined by the Calculation Agent as of any date of determination, is an amount per Security equal to the product of (i) the Current Principal Amount and (ii) the Index Factor of such date, using the Index Closing Level of such date as the Index Valuation Level.

Unless specified otherwise in “  Principal Terms” above, “Trading Day” means any day on which (i) trading is generally conducted on NYSE Arca and (ii) trading is generally conducted on the markets on which the Index Constituent Securities in the relevant Index are traded, in each case as determined by the Calculation Agent.

Early Redemption at the Option of the Holders

You may elect to require UBS to redeem your Securities, subject to a minimum redemption amount of at least 12,500 Securities of the same series. If you elect to have your Securities redeemed and have done so under the redemption procedures described below under “—Redemption Procedures”, you will receive payment for your Securities on the Redemption Date. The first and final Redemption Dates are specified in “ Principal Terms” above. For any early redemptions, the applicable “Redemption Valuation Date” means the first Trading Day following the date on which you deliver a redemption notice to UBS in compliance with the redemption procedures. For any Large Redemption (as defined below), the Redemption Valuation Date will be the first Trading Day in the applicable Large Redemption Measurement Period. If a Redemption Valuation Date for a Large Redemption occurs during an Acceleration Measurement Period, Call Measurement Period or Final Measurement Period, the Redemption Amount shall equal the Acceleration Amount, Call Settlement or payment at maturity, as applicable.

To satisfy the minimum redemption amount of 12,500 Securities, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 12,500 Securities of the same series;  however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 12,500 Securities of any series. Any such reduction will be applied on a consistent basis for all holders of the Securities of the affected series at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the corresponding Redemption Valuation Date (or the last Trading Day in the applicable Large Redemption Measurement Period for a Large Redemption), or if such third day is not a Business Day, the next following Business Day (the “Redemption Date”). In addition, if a call notice has been issued, if acceleration has been triggered, or the Final Measurement Period has commenced, in each case with respect to any series of the Securities, for Regular Redemptions the last permitted Redemption Valuation Date for that series of Securities will be the second Trading Day in the applicable Call Measurement Period, Acceleration Measurement Period, or the Final Measurement Period, as applicable. For a Large Redemption, If the Redemption Valuation Date occurs during an Acceleration Measurement Period, Call Measurement Period, or Final Measurement Period, the Redemption Amount shall equal the Acceleration Amount, Call Settlement or payment at maturity, as applicable and the Redemption Date will be the third Business Day following the last Trading Day in the applicable Measurement Period. Any applicable Redemption Valuation Date is subject to adjustment as described under “— Market Disruption Event”.

A “Regular Redemption” means an early redemption of Securities of a given series in an amount greater than or equal to the minimum redemption amount of 12,500 Securities but less than the large redemption amount of 2,000,000 Securities.

A “Large Redemption” means an early redemption of Securities of a given series in an amount equal to or greater than 2,000,000 Securities. For purposes of determining whether an early redemption is a Regular Redemption or a Large Redemption, UBS will aggregate all redemption requests received prior to 12:00 noon (New York City time) on a given Trading Day.

Regular Redemptions

If you exercise your right to have us redeem your Securities and such redemption qualifies as a Regular Redemption, subject to your compliance with the procedures described under “— Redemption Procedures”, for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the applicable Redemption Valuation Date, minus

(b)           the Accrued Fees as of such Redemption Valuation Date, minus

(c)           the Redemption Fee.

Large Redemptions

If you exercise your right to have us redeem your Securities and such redemption qualifies as a Large Redemption, subject to your compliance with the procedures described under “— Redemption Procedures”, for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the applicable Measurement Period, which we refer to in this section “— Early Redemption at the Option of the Holders” as the “Large Redemption Measurement Period”, minus

(b)           the Accrued Fees as of such last Trading Day, minus

(c)           the Redemption Fee.

We refer to the cash payments described above as the “Redemption Amount”.

If the amount calculated above is less than zero, the payment upon early redemption will be zero. We will inform you of such Redemption Amount two Business Days preceding the applicable Redemption Date.

You may lose some or all of your initial investment upon early redemption. Because the Accrued Fees and the Redemption Fee reduce your final payment, the quarterly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and the Redemption Fee, if applicable, in order for you to receive an aggregate amount over the term of the Securities equal to your initial investment in the Securities. If the quarterly compounded leveraged return of the Index is insufficient to offset such a negative effect or if the quarterly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon early redemption.

The Accrued Fees will be calculated as of any Redemption Valuation Date (or for a Large Redemption, the last Trading Day in the Large Measurement Period) as the sum of (i) the Accrued Tracking Fee as of such date and (ii) the Accrued Financing Charge as of such date.

The “Accrued Tracking Fee” as of any Redemption Valuation Date is an amount equal to (a) the aggregate sum of (i) the Current Indicative Value as of the immediately preceding Trading Day for each date starting from, but excluding, the immediately preceding Quarterly Valuation Date (or, if the Redemption Valuation Date falls in the Initial Calendar Quarter, the Initial Trade Date) to, and including such Redemption Valuation Date (or for a Large Redemption, the last Trading Day in the Large Measurement Period) times (ii) the Annual Tracking Rate, divided by (b) 365.

The “Accrued Financing Charge” as of any Redemption Valuation Date (or for a Large Redemption, the last Trading Day in the Large Measurement Period) is an amount equal to the product of (a) the Financing Level as of the preceding Quarterly Reset Date, (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Quarterly Valuation Date (or if the Redemption Valuation Date or last Trading Day of the applicable Large Measurement Period occurs prior to the initial Quarterly Valuation Date, the period from, and excluding, the Initial Trade Date) to, and including, such Redemption Valuation Date (or for a Large Redemption, the last Trading Day in the Large Measurement Period), and the denominator of which is 360, and (c) the Financing Rate.

The “Redemption Fee” means, as of any date of determination for a series of Securities, an amount per Security equal to the product of (a) 0.125%, (b) the Current Principal Amount and (c) the Index Factor as of the applicable Redemption Valuation Date (or for a Large Redemption, the last Trading Day in the Large Measurement Period).

We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Redemption and Repayment”.

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner. Any series of Securities may trade at, above, or below its indicative value.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Trading Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date (or the applicable last Trading Day in the Large Redemption Measurement Period for Large Redemptions) at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities of any series upon not less than eighteen calendar days’ prior notice to the holders of the Securities of that series, such redemption to occur on any Trading Day specified in “ Principal

Terms” above through and including the Calculation Date specified in “ Principal Terms” above. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the applicable Measurement Period, which we refer to in this section “— UBS’s Call Right” as the “Call Measurement Period”, minus

(b)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Call Settlement Amount”.

If the amount calculated above is less than zero, the payment upon UBS’s exercise of its call right will be zero.

If UBS issues a call notice on any Trading Day, the “Call Valuation Date” will be the fifth Trading Day following the Trading Day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Trading Day in the Call Measurement Period.

The holders will receive payment for their Securities on a date that is at least three, but not greater than six, Trading Days following the last Trading Day in the Call Measurement Period (the “Call Settlement Date”). We will inform you of such Call Settlement Date in the call notice. If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event”.

You may lose some or all of your initial investment at call. Because the Accrued Fees and Loss Rebalancing Fees, if applicable, reduce your final payment, the quarterly compounded leveraged return of the Index will need to offset the negative effect of the Accrued Fees and Loss Rebalancing Fees, if applicable, in order for you to receive an aggregate amount over the term of the Securities equal to at least initial investment of your Securities. If the quarterly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees and Loss Rebalancing Fees, if applicable, or if the quarterly compounded leveraged return of the Index is negative, you will lose some or all of your investment at call.

The Accrued Fees will be calculated as of the last Trading Day in the Call Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Accrued Tracking Fee” as of the last Trading Day in the Call Measurement Period is an amount equal to (a) the aggregate sum of (i) the Current Indicative Value as of the immediately preceding Trading Day for each date starting from, but excluding, the immediately preceding Quarterly Valuation Date to, and including such Call Valuation Date times (ii) the Annual Tracking Rate, divided by (b) 365.

The “Accrued Financing Charge” as of the last Trading Day of the Call Measurement Period is an amount equal to the product of (a) the Financing Level as of the preceding Quarterly Reset Date, (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Quarterly Valuation Date to, and including, such last Trading Day of such Call Measurement Period and the denominator of which is 360, and (c) the Financing Rate.

Acceleration Upon Minimum Indicative Value

If, at any time, the indicative value for any series of the Securities on any Trading Day equals the Floor Level or less (such day, an “Acceleration Date”), all issued and outstanding Securities of that series will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value of that series would later exceed the Floor Level on such Acceleration Date or any subsequent Trading Day during the applicable Measurement Period, which we refer to in this section “— Acceleration Upon Minimum Indicative Value” as the “Acceleration Measurement Period”) for a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day of the Acceleration Measurement Period, minus

(b)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Acceleration Amount”. The “Floor Level” of any series of the Securities will be specified in “ Principal Terms” above. If any series of the Securities undergoes a split or reverse split, the Floor Level of that series will be adjusted accordingly. If the minimum indicative value threshold of any series of Securities has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in that series of Securities.

You may lose some or all of your initial investment upon an acceleration upon minimum indicative value. Because the Accrued Fees and Loss Rebalancing Fees, if applicable, reduce your final payment, the quarterly compounded leveraged return of the Index will need to offset the negative effect of the Accrued Fees and Loss Rebalancing Fees, if applicable, in order for you to receive an aggregate amount over the term of the Securities equal to at least the initial investment of your Securities. If the quarterly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees and the Loss Rebalancing Fees, if applicable, or if the quarterly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon an acceleration upon minimum indicative value.

The Accrued Fees will be calculated as of any date of determination for any series of Securities as the sum of (i) the Accrued Tracking Fee as of the last Trading Day of the Acceleration Measurement Period and (ii) the Accrued Financing Charge as of the last Trading Day of the Acceleration Measurement Period.

The “Accrued Tracking Fee” as of the last Trading Day of the Acceleration Measurement Period will be an amount equal to (a) the aggregate sum of (i) the Current Indicative Value as of the immediately preceding Trading Day for each date starting from, but excluding, the immediately preceding Quarterly Valuation Date (or, if the Acceleration Date falls in the Initial Calendar Quarter, the Initial Trade Date) to, and including, such last Trading Day in such Measurement Period, as applicable, times (ii) the Annual Tracking Rate, divided by (b) 365.

The “Accrued Financing Charge” as of the last Trading Day of the Acceleration Measurement Period is an amount equal to the product of (a) the Financing Level as of the preceding Quarterly Reset Date, (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Quarterly Valuation Date (or if the Acceleration Date occurs prior to the initial Quarterly Valuation Date, the period from, and excluding, the Initial Trade Date) to, and including, such last Trading Day of such Measurement Period as applicable, and the denominator of which is 360, and (c) the Financing Rate.

The “Acceleration Settlement Date” will be the third Trading Day following the last Trading Day of the Acceleration Measurement Period.

Subject to the prior verification by the Calculation Agent that the indicative value of equal or less than the Floor Level was accurately calculated by the relevant calculation agent specified in “ Principal Terms” above and in each case with respect to a series of Securities, UBS must provide notice to the holders of that series of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the intraday indicative value of the Securities is calculated see “Valuation of the Index and the Securities”.

Loss Rebalancing Event Upon Large Decreases in the Indicative Value

A Loss Rebalancing Event will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0 based on the Index Performance Ratio as of the LR Valuation Date. This means that after a Loss Rebalancing Event, a constant percentage increase in the Index Closing Level will have less of a positive effect on the value of your Securities relative to before the occurrence of the Loss Rebalancing Event. In addition, each time a Loss Rebalancing Event occurs, you will incur a Loss Rebalancing Fee, as defined below.

A “Loss Rebalancing Event” means if, at any time, the closing indicative value for any series of the Securities on any Trading Day decreases 40% in value from the closing indicative value of that series of the Securities on the previous Quarterly Valuation Date. A Loss Rebalancing Event may occur irrespective of whether a Market Disruption Event also occurs on that Trading Day.

With respect to a Loss Rebalancing Event, the “LR Valuation Date” is the first Trading Day following a Loss Rebalancing Event, subject to adjustment as described under “— Market Disruption Event”.

With respect to a LR Valuation Date, the “LR Reset Date” is the first Trading Day following a LR Valuation Date, subject to adjustment as described under “— Market Disruption Event”.

On the LR Reset Date, the Current Principal Amount for each Security of that series will be reset as follows:

New Current Principal Amount = 99.995% x LR Current Principal Amount.

LR Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable LR Valuation Date — Accrued Fees on the applicable LR Valuation Date.

If the amount calculated above is less than zero, the payment at maturity will be zero.

On the LR Reset Date, the LR Current Principal Amount will be reset exactly like the “New Current Principal Amount” on a Quarterly Reset Date, except that:

(1)           the LR Reset Date will be the Quarterly Reset Date;

(2)           the Index Factor and Index Performance Ratio will be calculated on the LR Valuation Date;

(3)           the Index Valuation Level for purposes of calculating the Index Performance Ratio will be computed using the Index Closing Level on the LR Valuation Date;

(4)           for the next reset date, the Quarterly Initial Closing Level on the applicable reset date will equal the Index Closing Level on the LR Valuation Date;

(5)           Accrued Fees (the Accrued Tracking Fees and Accrued Financing Charge) will be computed as of the LR Valuation Date as if the LR Valuation Date was a Quarterly Valuation Date; and

(6)           the Financing Level will be reduced the new Current Principal Amount.

The Financing Rate will remain constant until the next Quarterly Reset Date, provided however that if the reset date financing rate (determined in accordance with the definition of “Financing Rate” two London business days preceding LR Valuation Date and referred to as “L2”) is less than the actual Financing Rate (“L1”), the Current Principal Amount will be further reduced by an amount equal to:

(L1-L2) x (Current Principal Amount -New Current Principal Amount) x (the days remaining in the quarter from and excluding the LR Valuation Date to and including the next Quarterly Valuation Date) divided by 360.

Note that each time a Loss Rebalancing Event occurs, you will incur a 0.05% reduction in the LR Current Principal Amount of your Securities and you also may have a further reduction due to the breakage computation in the preceding proviso. We will refer to these reductions as a “Loss Rebalancing Fee”.

Loss Rebalancing Events can occur multiple times. This means both that (i) the Current Principal Amount may be reset more frequently than quarterly and (ii) the cumulative effect of compounding and fees will have increased as a result of the Loss Rebalancing Event(s). Each Loss Rebalancing Event will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0 based on the Index Performance Ratio as of the LR Valuation Date. This means that your Securities will entitle you to less of a positive gain in value relative to before the occurrence of the Loss Rebalancing Event. In addition, each time a Loss Rebalancing Event occurs, you will incur a Loss Rebalancing Fee. This fee will reduce the amount of your return (or increase your loss) on the Maturity Date, early redemption, acceleration or exercise by UBS of its call right.

Calculation Agent

UBS Securities LLC will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Index Valuation Level, the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Accrued Financing Charge, the Financing Level, the Financing Rate, the Accrued Tracking Fee, the Redemption Fee, if any, the Loss Rebalancing Fee, if any, the payment at maturity, if any, that we will pay you at maturity, the Redemption Amount, if any, that we will pay you upon redemption, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant Index levels calculated by the Calculation Agent, as adjusted, and whether any day is a Business Day or Trading Day. The Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the relevant Index has been discontinued or is otherwise unavailable and whether there has been a material change in the relevant Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent for any series of the Securities and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent for any series of the Securities from time to time without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity, early redemption, acceleration, or upon exercise by UBS of its call right on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, the Acceleration Settlement Date or the Call Settlement Date, as applicable.

All dollar amounts related to determination amounts payable per Security for any series of Securities will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655);  and all dollar amounts paid on the aggregate principal amount of such Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the relevant Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the relevant Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the relevant Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

If the Redemption Valuation Date, for purposes of calculating a Redemption Amount for a Regular Redemption, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount. If a Market Disruption Event occurs on any Quarterly Valuation Date, or LR Valuation Date, the Index Closing Level for such date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date, Quarterly Valuation Date, the Redemption Valuation Date, or LR Valuation Date, as applicable, occurring more than eight Trading Days following the day originally scheduled to be such final Averaging Date or other applicable date. If the eighth Trading Day following the date originally scheduled to be the final Averaging Date, Quarterly Valuation Date, Redemption Valuation Date, or LR Valuation Date, as applicable, a Market Disruption Event has occurred or is continuing with respect to the relevant Index on such eighth Trading Day, the Calculation Agent or one of its affiliates will determine the Index Closing Level based on its estimate of the Index Closing Level that would have prevailed on such eighth Trading Day but for such Market Disruption Event. If any Quarterly Valuation Date or LR Valuation Date is postponed as described above, the succeeding Quarterly Reset Date or LR Reset Date will occur on the next Trading Day following the postponed Quarterly Valuation Date or LR Valuation Date, as applicable.

An “Averaging Date” means each of the Trading Day(s) during any Measurement Period, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the relevant Index, the Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a Market Disruption Event with respect to the relevant Index, in each case as determined by the Calculation Agent:

(a)           suspension, absence or material limitation of trading in a material number of the Index Constituent Securities for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the relevant Index or to a material number of Index Constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the relevant Index is not published; or

(d)           in any other event, if the Calculation Agent determines that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect as described in the section entitled “Use of Proceeds and Hedging”.

The following events will not be Market Disruption Events with respect to the relevant Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the options or futures contracts relating to the relevant Index or any Index Constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the relevant Index or any Index Constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Discontinuance of or Adjustments to the Relevant Index;  Alteration of Method of Calculation

If the Index Sponsor or another entity that publishes the Index discontinues publication of the relevant Index, or if our right to use the Index is suspended or terminated, and the Index Sponsor or such other entity publishes a successor or substitute index that the Calculation Agent determines to be comparable to the discontinued relevant Index (such index being referred to herein as a “Successor Index”), then the Index Closing Level for such Successor Index will be determined by the Calculation Agent by reference to the Successor Index on the dates and at the times as of which the Index Closing Levels for such Successor Index are to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Sponsor discontinues publication of the relevant Index, or if our right to use the Index is suspended or terminated, prior to, and such discontinuation or unavailability is continuing on, any Quarterly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined and the Calculation Agent determines that no Successor Index is available at such time, or the Calculation Agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to, and such discontinuation is continuing on any relevant date on which the Index Closing Level is to be determined, then the Calculation Agent will determine the Index Closing Level using the closing level and published share weighting of each Index Constituent Security included in the relevant Index or Successor Index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions. In such event, the Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the relevant Index or Successor Index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the relevant Index or a Successor Index, or the value thereof, is changed in a material respect, or if the relevant Index or a Successor Index is in any other way modified so that the level of the relevant Index or such Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of the relevant Index or such Successor Index had such changes or modifications not been made, then the Calculation Agent will make such calculations and adjustments as, in the judgment of the Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the relevant Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the levels for the relevant Index or such Successor Index with reference to the relevant Index or such Successor Index, as adjusted. The Calculation Agent will accordingly calculate the relevant Index levels, Accrued Fees and the Redemption Fee and/or the Loss Rebalancing Fees, if applicable, based on the Index levels calculated by the Calculation Agent, as adjusted. Accordingly, if the method of calculating the relevant Index or a Successor Index is modified so that the level of the relevant Index or such Successor Index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the relevant Index), which, in turn, causes the level of the relevant Index or such Successor Index to be a fraction of what it would have been if there had been no such modification, then the Calculation Agent will make such calculations and adjustments in order to arrive at a level for the relevant Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Redemption Price Upon Optional Tax Redemption

We have the right to redeem any series of the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in the accompanying prospectus. If we exercise this right, the redemption price of that series of the Securities will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of any series of the Securities is accelerated, we will pay the default amount in respect of the principal of the that series of Securities at maturity. We describe the default amount below under “— Default Amount”.

For the purpose of determining whether the holders of our Medium-Term Notes, Series A are entitled to take any action under the indenture, we will treat the outstanding principal amount of each series of Securities as the outstanding principal amount of the Medium-Term Notes, Series A constituted by that series of Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series A, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series A, accelerating the maturity of the Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium Term Notes, Series A” under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants”.

Default Amount

The default amount for any series of the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities of the accelerated series. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities of the accelerated series, which we describe below, the holders of that series of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a division of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity, early redemption, acceleration or upon exercise by UBS of its call right will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Medium Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities”.

Defeasance

Neither full defeasance nor covenant defeasance, as described in “Medium Term Notes, Series A” under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance”, will apply to the Securities.

Reissuances or Reopened Issues

We may, at our sole discretion, “reopen” or reissue any series of the Securities. We intend to issue the Securities initially in an amount having the aggregate offering price specified in “ Principal Terms” above. However, we may issue additional Securities in amounts that exceed the amount specified in “ Principal Terms” above at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Medium Term Notes, Series A” under “Description of Debt Securities We May Offer — Amounts That We May Issue”.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities of any series and will have the same CUSIP number and will trade interchangeably with that series of the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

Additional Terms of the Securities

The general terms of the Securities described above are modified by the specific definitions and terms below.

“Intraday Indicative Value” means the approximate intrinsic economic value of the Securities calculated by NYSE Arca, Inc. and published on Bloomberg (based in part on information provided by the Index Sponsor) or a successor via the facilities on the Consolidated Tape Association under the symbol “FBGXIV”.

“Trading Day” means any day on which (i) trading is generally conducted on NYSE Arca and (ii) trading is generally conducted on the Primary Exchanges on which the Index Constituent Securities are traded, in each case as determined by the Calculation Agent.

“Primary Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, the primary exchange or market of trading for such Index Constituent Security or such constituent underlying a successor index.

2. UBS AG FI Enhanced Europe 50 ETN due February 12, 2026

Principal Terms:

Principal Amount: $500,000,000

Issuer: UBS AG, London Branch

Initial Trade  Date: February 12,  2016

Initial Settlement  Date: February 18,  2016

Term: 10 years, subject to your right to receive payment for your Securities upon redemption, acceleration upon minimum indicative value or exercise by UBS of its call right, each as described below.

Denomination/Principal Amount: $100.00 per  Security

Maturity Date  February 12, 2026, subject to adjustment

Underlying Index: The return on the Securities is linked to the STOXX Europe 50 ®  USD (Gross Return) Index. The level of the Index reflects both the price performance of the Index Constituent Securities and the reinvestment of dividends on the Index Constituent Securities. The level of the Underlying Index is published approximately every 15 seconds from 3:00 a.m. to 12:00 p.m., New York City time, and a daily  Index Closing  Level  is  published  at  approximately  12:00  p.m.,  New  York  City  time,  on  each  Trading  Day.

Annual Tracking  Rate: 0.95% per  annum

Financing Spread: 1.00% per  annum

Loss Rebalancing  Fee: Upon each  occurrence  of  a  Loss  Rebalancing  Event,  you  will  incur  a  0.05%  reduction  in  the  LR  Current  Principal Amount of Your Securities and may also have a further reduction due to a breakage computation. See “— Loss Rebalancing Event Upon Large Decreases in the Indicative Value”.

First Redemption Date: February 25, 2016 for Regular Redemptions, March 2, 2016 for Large Redemptions

Final Redemption Date: February 9, 2026

First Call Date: The first date that UBS may exercise its Call Right is February   21, 2017 Quarterly Initial Closing Level for the Initial Calendar Quarter: 1,191.12, the Index Closing Level (as defined below) on the Initial Trade Date.

Quarterly Reset Dates: For each calendar quarter, the Quarterly Reset Date is the first Trading Day of that quarter beginning on April 1, 2016 and ending on January 2, 2026, subject to   adjustment.

Quarterly Valuation Dates: For each Quarterly Reset Date, the Quarterly Valuation Date is the last Trading Day of the previous calendar quarter, beginning on March 31, 2016 and ending on December 31, 2025, subject to adjustment.

Floor Level: The “Floor Level” is equal to $20.00 (subject to adjustment as described under “Valuation of the Index and the Securities — Split or Reverse Split of the Securities”).

Index Sponsor: STOXX Limited (“STOXX”), a company owned by Deutsche Börse AG.

Listing: The Securities have been approved for listing, subject to official notice of issuance, on NYSE Arca under the symbol “FIEE.”

Calculation Date: February 3, 2026, unless that day is not a Trading Day, in which case the Calculation Date will be the next Trading Day, subject to  adjustment.

Index Symbol: SX5PGV (NYSE and Bloomberg)

Intraday Indicative Value Symbol: FIEEIV (Bloomberg)

CUSIP No.: 90274D234

ISIN No.: US90274D2348

General Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described under “Medium-Term Notes, Series B” above. The terms described here supplement those described in “Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

We describe the general terms of the Securities in more detail below.

Interest or Coupons

We will not pay you any interest or coupons during the term of the Securities.

Payment at Maturity

The “Maturity Date” for each series of Securities will be the third Trading Day after the last Trading Day in the applicable Measurement Period, which we refer to in this section “— Payment at Maturity” as the “Final Measurement Period”. The scheduled Maturity Date is identified in “ Principal Terms” above.

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to:

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the Final Measurement Period, minus

(b)           the Accrued Fees as of such last Trading Day.

If the amount calculated above is less than zero, the payment at maturity will be zero.

You may lose all or a substantial portion of your investment at maturity. Because the Accrued Fees reduce your final payment, the quarterly compounded leveraged return of the Index will need to offset the negative effect of the Accrued Fees and Loss Rebalancing Fees, if applicable, in order for you to receive an aggregate amount over the term of the Securities of any series equal to at least the initial investment of your Securities. If the quarterly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees and the Loss Rebalancing Fees, if applicable, or if the quarterly compounded leveraged return of the Index is negative, you will lose all or a substantial portion of your investment.

The Accrued Fees will be calculated as of the last Trading Day in the Final Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

The “Accrued Financing Charge” as of the last Trading Day of the Final Measurement Period is an amount equal to the product of (a) the Financing Level as of the preceding Quarterly Reset Date, (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Quarterly Valuation Date to, and including, such last Trading Day of such Final Measurement Period and the denominator of which is 360, and (c) the Financing Rate.

On the Initial Trade Date, the Accrued Financing Charge for each Security will be $0.

The “Accrued Tracking Fee” as of the last Trading Day in the Final Measurement Period is an amount equal to (a) the aggregate sum of (i) the Current Indicative Value as of the immediately preceding Trading Day for each date starting from, but excluding, the immediately preceding Quarterly Valuation Date to, and including, such last Trading Day in such Final Measurement Period times (ii) the Annual Tracking Rate, divided by (b) 365.

The “Annual Tracking Rate” is a per annum rate described in “ Principal Terms” above.

The “Current Indicative Value” is, as determined by the Calculation Agent as of any date of determination, an amount per Security of any series equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, calculated using the Index Closing Level on such date as the Index Valuation Level.

The “Principal Amount” of each Security is $100.00. Each series of the Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Principal Amount.

For the Initial Calendar Quarter, the Current Principal Amount will equal $100.00 per Security of the applicable series. For each subsequent calendar quarter, the Current Principal Amount for each Security of that series will be reset as follows on the Quarterly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Quarterly Valuation Date — Accrued Fees on the applicable Quarterly Valuation Date

If any series of the Securities undergoes a split or reverse split, the Current Principal Amount of that series will be adjusted accordingly.

For each calendar quarter, the “Quarterly Reset Date” is the first Trading Day of the quarter specified in “  Principal Terms” above, subject to adjustment as described under “— Market Disruption Event”;  provided, however, that no Quarterly Reset Date will occur on or after the Call Valuation Date or the Acceleration Date.

For each Quarterly Reset Date, the “Quarterly Valuation Date” is the last Trading Day of the previous calendar quarter subject to adjustment as described under “— Market Disruption Event”. The Quarterly Valuation Date is specified in “  Principal Terms” above .

The Index Factor will be calculated as follows:

1 + (2 × Index Performance Ratio)

The Index Performance Ratio on any Quarterly Valuation Date, any Redemption Valuation Date, or as of the last Trading Day in the applicable Measurement Period, as applicable, will be:

Index Valuation Level — Quarterly Initial Closing Level
Quarterly Initial Closing Level

The “Index Valuation Level” will equal the arithmetic mean of the Index Closing Levels measured on each Trading Day during the applicable Measurement Period, or the Index Closing Level on any Quarterly Valuation Date or any Redemption Valuation Date, as determined by the Calculation Agent, provided that:

(1)           for Regular Redemptions, if the Redemption Valuation Date falls in a Final Measurement Period, Call Measurement Period, or Acceleration Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on the Redemption Valuation Date during such Measurement Period shall equal (a) (i) for each elapsed Trading Day in the Measurement Period from and including the first Trading Day in such Measurement Period to but excluding the Redemption Valuation Date (the “Applicable Date”), the sum of the Index Closing Levels on such Trading Day(s) plus (ii) the Index Closing Level on the Applicable Date times the number of remaining Trading Days in the Measurement Period from and including the Applicable Date divided by (b) the number of Trading Days in the Measurement Period; and

(2)           For a Large Redemption, if the Redemption Valuation Date occurs during an Acceleration Measurement Period, Call Measurement Period, or Final Measurement Period, the Redemption Amount shall equal the Acceleration Amount, Call Settlement Amount or payment at maturity, as applicable.

Unless specified otherwise in “  Principal Terms” above, the applicable “Measurement Period” means the five Trading Days from and including the Call Valuation Date, Acceleration Date, Redemption Valuation Date (for a Large Redemption) or the Calculation Date, as applicable, subject to adjustment as described under “— Market Disruption Event”.

The “Quarterly Initial Closing Level” for the Initial Calendar Quarter is specified in “  Principal Terms” above and will be the Index Closing Level on the applicable Initial Trade Date. For each subsequent calendar quarter, the Quarterly Initial Closing Level on the Quarterly Reset Date will equal the Index Closing Level on the Quarterly Valuation Date for the previous calendar quarter.

The “Index Closing Level” is, for any series of the Securities, the closing level of the relevant Index as published by the Index Sponsor.

The “Index Sponsor” will be the entity that calculates the level of the relevant Index is specified in “  Principal Terms” above.

Unless specified otherwise in “  Principal Terms” above, “Trading Day” means any day on which (i) trading is generally conducted on NYSE Arca and (ii) trading is generally conducted on the markets on which the Index Constituent Securities in the relevant Index are traded, in each case as determined by the Calculation Agent.

Early Redemption at the Option of the Holders

You may elect to require UBS to redeem your Securities, subject to a minimum redemption amount of at least 12,500 Securities of the same series. If you elect to have your Securities redeemed and have done so under the redemption procedures described below under “—Redemption Procedures”, you will receive payment for your Securities on the Redemption Date. The first and final Redemption Dates are specified in “ Principal Terms” above. For any early redemptions, the applicable “Redemption Valuation Date” means the first Trading Day following the date on which you deliver a redemption notice to UBS in compliance with the redemption procedures. For any Large Redemption (as defined below), the Redemption Valuation Date will be the first Trading Day in the applicable Large Redemption Measurement Period. If a Redemption Valuation Date for a Large Redemption occurs during an Acceleration Measurement Period, Call Measurement Period or Final Measurement Period, the Redemption Amount shall equal the Acceleration Amount, Call Settlement or payment at maturity, as applicable.

To satisfy the minimum redemption amount of 12,500 Securities, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 12,500 Securities of the same series;  however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 12,500 Securities of any series. Any such reduction will be applied on a consistent basis for all holders of the Securities of the affected series at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the corresponding Redemption Valuation Date (or the last Trading Day in the applicable Large Redemption Measurement Period for a Large Redemption), or if such third day is not a Business Day, the next following Business Day (the “Redemption Date”). In addition, if a call notice has been issued, if acceleration has been triggered, or the Final Measurement Period has commenced, in each case with respect to any series of the Securities, for Regular Redemptions the last permitted Redemption Valuation Date for that series of Securities will be the fourth Trading Day in the applicable Call Measurement Period, Acceleration Measurement Period, or the Final Measurement Period, as applicable. For a Large Redemption, if the Redemption Valuation Date occurs during an Acceleration Measurement Period, Call Measurement Period, or Final Measurement Period, the Redemption Amount shall equal the Acceleration Amount, Call Settlement Amount or payment at maturity, as applicable and the Redemption Date will be the third Business Day following the last Trading Day in the applicable Measurement Period. Any applicable Redemption Valuation Date is subject to adjustment as described under “— Market Disruption Event”.

A “Regular Redemption” means an early redemption of Securities of a given series in an amount greater than or equal to the minimum redemption amount of 12,500 Securities but less than the large redemption amount of 2,000,000 Securities.

A “Large Redemption” means an early redemption of Securities of a given series in an amount equal to or greater than 2,000,000 Securities. For purposes of determining whether an early redemption is a Regular Redemption or a Large Redemption, UBS will aggregate all redemption requests received prior to 12:00 noon (New York City time) on a given Trading Day.

Regular Redemptions

If you exercise your right to have us redeem your Securities and such redemption qualifies as a Regular Redemption, subject to your compliance with the procedures described under “— Redemption Procedures”, for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the applicable Redemption Valuation Date, minus

(b)           the Accrued Fees as of such Redemption Valuation Date, minus

(c)           the Redemption Fee.

Large Redemptions

If you exercise your right to have us redeem your Securities and such redemption qualifies as a Large Redemption, subject to your compliance with the procedures described under “— Redemption Procedures”, for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the applicable Measurement Period, which we refer to in this section “—Early Redemption at the Option of the Holders” as the “Large Redemption Measurement Period”, minus

(b)           the Accrued Fees as of such last Trading Day, minus

(c)           the Redemption Fee.

We refer to the cash payments described above as the “Redemption Amount”.

If the amount calculated above is less than zero, the payment upon early redemption will be zero. We will inform you of such Redemption Amount two Business Days preceding the applicable Redemption Date.

You may lose all or a substantial portion of your investment upon early redemption. Because the Accrued Fees and the Redemption Fee reduce your final payment, the quarterly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees, the Redemption Fee and/or Loss Redemption Fees, if applicable, in order for you to receive an aggregate amount over the term of the Securities equal to your initial investment in the Securities. If the quarterly compounded leveraged return of the Index is insufficient to offset such a negative effect or if the quarterly compounded leveraged return of the Index is negative, you will lose all or a substantial portion of your investment upon early redemption.

The Accrued Fees will be calculated as of any Redemption Valuation Date (or for a Large Redemption, the last Trading Day in the Large Measurement Period) as the sum of (i) the Accrued Tracking Fee as of such date and (ii) the Accrued Financing Charge as of such date.

The “Accrued Tracking Fee” as of any Redemption Valuation Date is an amount equal to (a) the aggregate sum of (i) the Current Indicative Value as of the immediately preceding Trading Day for each date starting from, but excluding, the immediately preceding Quarterly Valuation Date (or, if the Redemption Valuation Date falls in the Initial Calendar Quarter, the Initial Trade Date) to, and including such Redemption Valuation Date (or for a Large Redemption, the last Trading Day in the Large Measurement Period) times (ii) the Annual Tracking Rate, divided by (b) 365.

The “Accrued Financing Charge” as of any Redemption Valuation Date (or for a Large Redemption, the last Trading Day in the Large Measurement Period) is an amount equal to the product of (a) the Financing Level as of the preceding Quarterly Reset Date, (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Quarterly Valuation Date (or if the Redemption Valuation Date or last Trading Day of the applicable Large Measurement Period occurs prior to the initial Quarterly Valuation Date, the period from, and excluding, the Initial Trade Date) to, and including, such Redemption Valuation Date (or for a Large Redemption, the last Trading Day in the Large Measurement Period), and the denominator of which is 360, and (c) the Financing Rate.

The “Redemption Fee” means, as of any date of determination for a series of Securities, an amount per Security equal to the product of (a) 0.125%, (b) the Current Principal Amount and (c) the Index Factor as of the applicable Redemption Valuation Date (or for a Large Redemption, the last Trading Day in the Large Measurement Period).

We discuss these matters in “Medium Term Notes, Series B” under “Description of Debt Securities We May Offer — Redemption and Repayment”.

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner. Any series of Securities may trade at, above, or below its indicative value.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Trading Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date (or the applicable last Trading Day in the Large Redemption Measurement Period for Large Redemptions) at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities of any series upon not less than eighteen calendar days’ prior notice to the holders of the Securities of that series, such redemption to occur on any Trading Day specified in “ Principal Terms” above through and including the Calculation Date specified in “ Principal Terms” above. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the applicable Measurement Period, which we refer to in this section “— UBS’s Call Right” as the “Call Measurement Period”, minus

(b)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Call Settlement Amount”.

If the amount calculated above is less than zero, the payment upon UBS’s exercise of its call right will be zero.

If UBS issues a call notice on any Trading Day, the “Call Valuation Date” will be the fifth Trading Day following the Trading Day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Trading Day in the Call Measurement Period.

The holders will receive payment for their Securities on a date that is at least three, but not greater than six, Trading Days following the last Trading Day in the Call Measurement Period (the “Call Settlement Date”). We will inform you of such Call Settlement Date in the call notice. If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event”.

You may lose all or a substantial portion of your investment at call. Because the Accrued Fees and Loss Rebalancing Fees, if applicable, reduce your final payment, the quarterly compounded leveraged return of the Index will need to offset the negative effect of the Accrued Fees and Loss Rebalancing Fees, if applicable, in order for you to receive an aggregate amount over the term of the Securities equal to at least initial investment of your Securities. If the quarterly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees and Loss Rebalancing Fees, if applicable, or if the quarterly compounded leveraged return of the Index is negative, you will lose all or a substantial portion of your investment at call.

The Accrued Fees will be calculated as of the last Trading Day in the Call Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Accrued Tracking Fee” as of the last Trading Day in the Call Measurement Period is an amount equal to (a) the aggregate sum of (i) the Current Indicative Value as of the immediately preceding Trading Day for each date starting from, but excluding, the immediately preceding Quarterly Valuation Date to, and including, such last Trading Day in such Call Measurement Period times (ii) the Annual Tracking Rate, divided by (b) 365.

The “Accrued Financing Charge” as of the last Trading Day of the Call Measurement Period is an amount equal to the product of (a) the Financing Level as of the preceding Quarterly Reset Date, (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Quarterly Valuation Date to, and including, such last Trading Day of such Call Measurement Period and the denominator of which is 360, and (c) the Financing Rate.

Acceleration Upon Minimum Indicative Value

If, at any time, the indicative value for any series of the Securities on any Trading Day equals the Floor Level or less (such day, an “Acceleration Date”), all issued and outstanding Securities of that series will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value of that series would later exceed the Floor Level on such Acceleration Date or any subsequent Trading Day during the applicable Measurement Period, which we refer to in this section “— Acceleration Upon Minimum Indicative Value” as the “Acceleration Measurement Period”) for a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day of the Acceleration Measurement Period, minus

(b)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Acceleration Amount”. The “Floor Level” of any series of the Securities will be specified in “ Principal Terms” above. If any series of the Securities undergoes a split or reverse split, the Floor Level of that series will be adjusted accordingly. If the minimum indicative value threshold of any series of Securities has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in that series of Securities.

You may lose all or a substantial portion of your investment upon an acceleration upon minimum indicative value. Because the Accrued Fees and Loss Rebalancing Fees, if applicable, reduce your final payment, the quarterly compounded leveraged return of the Index will need to offset the negative effect of the Accrued Fees and Loss Rebalancing Fees, if applicable, in order for you to receive an aggregate amount over the term of the Securities equal to at least the initial investment of your Securities. If the quarterly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees and the Loss Rebalancing Fees, if applicable, or if the quarterly compounded leveraged return of the Index is negative, you will lose all or a substantial portion of your investment upon an acceleration upon minimum indicative value.

The Accrued Fees will be calculated as of any date of determination for any series of Securities as the sum of (i) the Accrued Tracking Fee as of the last Trading Day of the Acceleration Measurement Period and (ii) the Accrued Financing Charge as of the last Trading Day of the Acceleration Measurement Period.

The “Accrued Tracking Fee” as of the last Trading Day of the Acceleration Measurement Period will be an amount equal to (a) the aggregate sum of (i) the Current Indicative Value as of the immediately preceding Trading Day for each date starting from, but excluding, the immediately preceding Quarterly Valuation Date (or, if the Acceleration Date falls in the Initial Calendar Quarter, the Initial Trade Date) to, and including, such last Trading Day in such Measurement Period, as applicable, times (ii) the Annual Tracking Rate, divided by (b) 365.

The “Accrued Financing Charge” as of the last Trading Day of the Acceleration Measurement Period is an amount equal to the product of (a) the Financing Level as of the preceding Quarterly Reset Date, (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Quarterly Valuation Date (or if the Acceleration Date occurs prior to the initial Quarterly Valuation Date, the period from, and excluding, the Initial Trade Date) to, and including, such last Trading Day of such Measurement Period as applicable, and the denominator of which is 360, and (c) the Financing Rate.

The “Acceleration Settlement Date” will be the third Trading Day following the last Trading Day of the Acceleration Measurement Period.

Subject to the prior verification by the Calculation Agent that the indicative value of equal or less than the Floor Level was accurately calculated by the relevant calculation agent specified in “ Principal Terms” above and in each case with respect to a series of Securities, UBS must provide notice to the holders of that series of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the intraday indicative value of the Securities is calculated see “Valuation of the Index and the Securities”.

Loss Rebalancing Event Upon Large Decreases in the Indicative Value

A Loss Rebalancing Event will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0 based on the Index Performance Ratio as of the LR Valuation Date. This means that after a Loss Rebalancing Event, a constant percentage increase in the Index Closing Level will have less of a positive effect on the value of your Securities relative to before the occurrence of the Loss Rebalancing Event. In addition, each time a Loss Rebalancing Event occurs, you will incur a Loss Rebalancing Fee, as defined below.

A “Loss Rebalancing Event” means if, at any time, the closing indicative value for any series of the Securities on any Trading Day decreases 40% in value from the closing indicative value of that series of the Securities on the previous Quarterly Valuation Date. A Loss Rebalancing Event may occur irrespective of whether a Market Disruption Event also occurs on that Trading Day.

With respect to a Loss Rebalancing Event, the “LR Valuation Date” is the first Trading Day following a Loss Rebalancing Event, subject to adjustment as described under “— Market Disruption Event”.

With respect to a LR Valuation Date, the “LR Reset Date” is the first Trading Day following a LR Valuation Date, subject to adjustment as described under “— Market Disruption Event”.

On the LR Reset Date, the Current Principal Amount for each Security of that series will be reset as follows:

New Current Principal Amount = 99.995%  LR Current Principal Amount.

LR Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable LR Valuation Date — Accrued Fees on the applicable LR Valuation Date.

If the amount calculated above is less than zero, the payment at maturity will be zero.

On the LR Reset Date, the LR Current Principal Amount will be reset exactly like the “New Current Principal Amount” on a Quarterly Reset Date, except that:

(1)           the LR Reset Date will be the Quarterly Reset Date;

(2)           the Index Factor and Index Performance Ratio will be calculated on the LR Valuation Date;

(3)           the Index Valuation Level for purposes of calculating the Index Performance Ratio will be computed using the Index Closing Level on the LR Valuation Date;

(4)           for the next reset date, the Quarterly Initial Closing Level on the applicable reset date will equal the Index Closing Level on the LR Valuation Date;

(5)           Accrued Fees (the Accrued Tracking Fees and Accrued Financing Charge) will be computed as of the LR Valuation Date as if the LR Valuation Date was a Quarterly Valuation Date; and

(6)           the Financing Level will be reduced to equal the new Current Principal Amount.

The Financing Rate will remain constant until the next Quarterly Reset Date, provided however that if the reset date financing rate (determined in accordance with the definition of “Financing Rate” two London business days preceding LR Valuation Date and referred to as “L2”) is less than the actual Financing Rate (“L1”), the Current Principal Amount will be further reduced by an amount equal to:

(L1-L2) ×  (Current Principal Amount - New Current Principal Amount)  (the days remaining in the quarter from and excluding the LR Valuation Date to and including the next Quarterly Valuation Date) divided by 360.

Note that each time a Loss Rebalancing Event occurs, you will incur a 0.05% reduction in the LR Current Principal Amount of your Securities and you also may have a further reduction due to the breakage computation in the preceding proviso. We will refer to these reductions as a “Loss Rebalancing Fee”.

Loss Rebalancing Events can occur multiple times. This means both that (i) the Current Principal Amount may be reset more frequently than quarterly and (ii) the cumulative effect of compounding and fees will have increased as a result of the Loss Rebalancing Event(s). Each Loss Rebalancing Event will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0 based on the Index Performance Ratio as of the LR Valuation Date.

This means that your Securities will entitle you to less of a positive gain in value relative to before the occurrence of the Loss Rebalancing Event. In addition, each time a Loss Rebalancing Event occurs, you will incur a Loss Rebalancing Fee. This fee will reduce the amount of your return (or increase your loss) on the Maturity Date, early redemption, acceleration or exercise by UBS of its call right.

Calculation Agent

UBS Securities LLC will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Index Valuation Level, the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Accrued Financing Charge, the Financing Level, the Financing Rate, the Accrued Tracking Fee, the Redemption Fee, if any, the Loss Rebalancing Fee, if any, the payment at maturity, if any, that we will pay you at maturity, the Redemption Amount, if any, that we will pay you upon redemption, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant Index levels calculated by the Calculation Agent, as adjusted, and whether any day is a Business Day or Trading Day. The Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the relevant Index has been discontinued or is otherwise unavailable and whether there has been a material change in the relevant Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent for any series of the Securities and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent for any series of the Securities from time to time without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity, early redemption, acceleration, or upon exercise by UBS of its call right on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, the Acceleration Settlement Date or the Call Settlement Date, as applicable.

All dollar amounts related to determination amounts payable per Security for any series of Securities will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to ..7655);  and all dollar amounts paid on the aggregate principal amount of such Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the relevant Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the relevant Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the relevant Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

If the Redemption Valuation Date, for purposes of calculating a Redemption Amount for a Regular Redemption, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount. If a Market Disruption Event occurs on any Quarterly Valuation Date or LR Valuation Date, the Index Closing Level for such date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date, Quarterly Valuation Date, the Redemption Valuation Date, or LR Valuation Date, as applicable, occurring more than eight Trading Days following the day originally scheduled to be such final Averaging Date or other applicable date. If the eighth Trading Day following the date originally scheduled to be the final Averaging Date, Quarterly Valuation Date, Redemption Valuation Date, or LR Valuation Date, as applicable, a Market Disruption Event has occurred or is continuing with respect to the relevant Index on such eighth Trading Day, the Calculation Agent or one of its affiliates will determine the Index Closing Level based on its estimate of the Index Closing Level that would have prevailed on such eighth Trading Day but for such Market Disruption Event. If any

Quarterly Valuation Date or LR Valuation Date is postponed as described above, the succeeding Quarterly Reset Date or LR Reset Date will occur on the next Trading Day following the postponed Quarterly Valuation Date or LR Valuation Date, as applicable.

An “Averaging Date” means each of the Trading Day(s) during any Measurement Period, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the relevant Index, the Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a Market Disruption Event with respect to the relevant Index, in each case as determined by the Calculation Agent:

(a)           suspension, absence or material limitation of trading in a material number of the Index Constituent Securities for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the relevant Index or to a material number of Index Constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the relevant Index is not published; or

(d)           in any other event, including any time when a relevant market is closed for trading under ordinary circumstances, if the Calculation Agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the Securities (or relevant portion of the Securities) that we or our affiliates have effected or may effect as described in the section entitled “Use of Proceeds and Hedging”.

The following event will not be Market Disruption Event with respect to the relevant Index:

(a)           a decision to permanently discontinue trading in the options or futures contracts relating to the relevant Index or any Index Constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the relevant Index or any Index Constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Discontinuance of or Adjustments to the Relevant Index;  Alteration of Method of Calculation

If the Index Sponsor or another entity that publishes the Index discontinues publication of the relevant Index, or if our right to use the Index is suspended or terminated, and the Index Sponsor or such other entity publishes a successor or substitute index that the Calculation Agent determines to be comparable to the discontinued relevant Index (such index being referred to herein as a “Successor Index”), then the Index Closing Level for such Successor Index will be determined by the Calculation Agent by reference to the Successor Index on the dates and at the times as of which the Index Closing Levels for such Successor Index are to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Sponsor discontinues publication of the relevant Index, or if our right to use the Index is suspended or terminated, prior to, and such discontinuation or unavailability is continuing on, any Quarterly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined and the Calculation Agent determines that no Successor Index is available at such time, or the Calculation Agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to, and such discontinuation is continuing on any relevant date on which the Index Closing Level is to be determined, then the Calculation Agent will determine the Index Closing Level using the closing level and published share weighting of each Index Constituent Security included in the relevant Index or Successor Index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions. In such event, the Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the relevant Index or Successor Index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the relevant Index or a Successor Index, or the value thereof, is changed in a material respect, or if the relevant Index or a Successor Index is in any other way modified so that the level of the relevant Index or such Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of the relevant Index or such Successor Index had such changes or modifications not been made, then the Calculation Agent will make such calculations and adjustments as, in the judgment of the Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the relevant Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the levels for the relevant Index or such Successor Index with reference to the relevant Index or such Successor Index, as adjusted. The Calculation Agent will accordingly calculate the relevant Index levels, Accrued Fees and the Redemption Fee and/or the Loss Rebalancing Fees, if applicable, based on the Index levels calculated by the Calculation Agent, as adjusted. Accordingly, if the method of calculating the relevant Index or a Successor Index is modified so that the level of the relevant Index or such Successor Index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the relevant Index), which, in turn, causes the level of the relevant Index or such Successor Index to be a fraction of what it would have been if there had been no such modification, then the Calculation Agent will make such calculations and adjustments in order to arrive at a level for the relevant Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Redemption Price Upon Optional Tax Redemption

We have the right to redeem any series of the Securities in the circumstances described in “Medium Term Notes, Series B” under “Description of Debt Securities We May Offer — Optional Tax Redemption”. If we exercise this right, the redemption price of that series of the Securities will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of any series of the Securities is accelerated, we will pay the default amount in respect of the principal of the that series of Securities at maturity. We describe the default amount below under “— Default Amount”.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B are entitled to take any action under the indenture, we will treat the outstanding principal amount of each series of Securities as the outstanding principal amount of the Medium-Term Notes, Series B constituted by that series of Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium Term Notes, Series B” under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants”.

Default Amount

The default amount for any series of the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities of the accelerated series. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities of the accelerated series, which we describe below, the holders of that series of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a division of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity, early redemption, acceleration or upon exercise by UBS of its call right will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in the accompanying prospectus.

Defeasance

Neither full defeasance nor covenant defeasance, as described in the accompanying prospectus under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance”, will apply to the Securities.

Reissuances or Reopened Issues

We may, at our sole discretion, “reopen” or reissue any series of the Securities. We intend to issue the Securities initially in an amount having the aggregate offering price specified in “ Principal Terms” above. However, we may issue additional Securities in amounts that exceed the amount specified in “ Principal Terms” above at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in the accompanying prospectus.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities of any series and will have the same CUSIP number and will trade interchangeably with that series of the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

Additional Terms of the Securities

The general terms of the Securities described above are modified by the specific definitions and terms below.

 “Intraday Indicative Value” means the approximate intrinsic economic value of the Securities calculated by NYSE Arca, Inc. and published on Bloomberg (based in part on information provided by the Index Sponsor) or a successor via the facilities on the Consolidated Tape Association under the symbol “FIEEIV”.

“Trading Day” means any day on which (i) trading is generally conducted on NYSE Arca and (ii) the level of the Index is published by the Index Sponsor, in each case as determined by the Calculation Agent.

“Primary Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, the primary exchange or market of trading for such Index Constituent Security or such constituent underlying a successor index.

3. UBS AG FI Enhanced Global High Yield ETN due March 3, 2026

Principal Terms

Principal Amount: $1,250,000,000

Issuer: UBS AG, London Branch

Initial Trade  Date: February 19, 2016

Initial Settlement  Date: February 24, 2016

Term: 10 years, subject to your right to receive payment for your Securities upon redemption, acceleration upon minimum indicative value or exercise by UBS of its call right, each as described below.

Denomination/Principal Amount: $100.00 per  Security

Maturity Date  March 3, 2026, subject to adjustment

Index: The return on the Securities is linked to the MSCI World High Dividend Yield USD Gross Total Return Index. The level of the Index reflects both the price performance of the Index Constituent Securities and the reinvestment of dividends on the Index Constituent Securities.  The level of the Index is published approximately every 15 seconds from 12:00 a.m. to 4:15 p.m., New York City time, and a daily Index Closing Level is published at approximately 6:00 p.m., New York City time, on each Trading Day.

Index Closing Level: The closing level of the Index as published by the Index Sponsor and reported by Bloomberg under the ticker symbol “MHDYWOUG<Index>”.

Annual Tracking  Rate: 0.80% per  annum

Financing Spread: .85% per  annum

Loss Rebalancing  Fee: Upon each occurrence of a Loss Rebalancing Event, you will incur a 0.05% reduction in the LR Current Principal Amount of your Securities, calculated as 99.95% × LR Current Principal Amount, and may also have a further reduction due to a breakage computation. See “— Loss Rebalancing Event Upon Large Decreases in the Indicative Value” for the definition of the Loss Rebalancing Fee and other terms pertaining to the Loss Rebalancing Event.

Redemption Procedures: The redemption procedures for Early Redemption are specified under “–– Redemption Procedures”, provided that any reference to 12:00 noon (New York City time) as the cutoff time (1) to deliver notice of redemption and (2) for aggregating redemption requests to determine whether an early redemption is a Regular Redemption or a Large Redemption shall be 9:00 a.m. (New York City time).

First Redemption Date: March 2, 2016 for Regular Redemptions, March 8, 2016 for Large Redemptions

Final Redemption Date: February 24, 2026

First Call Date: The first date that UBS may exercise its Call Right is February 24, 2017

Quarterly Initial Closing Level for the Initial Calendar Quarter: 1,494.907, the Index Closing Level (as defined BELOW) on the Initial Trade Date.

Quarterly Reset Dates: For each calendar quarter, the Quarterly Reset Date is the first Trading Day of that quarter beginning on April 1, 2016 and ending on January 2, 2026, subject to adjustment.

Quarterly Valuation Dates: For each Quarterly Reset Date, the Quarterly Valuation Date is the last Trading Day of the previous calendar quarter, beginning on March 31, 2016 and ending on December 31, 2025, subject to adjustment.

Floor Level: The “Floor Level” is equal to $20.00 subject to adjustment.

Index Sponsor: MSCI, Inc.

Listing: The Securities have been approved for listing, subject to official notice of issuance, on NYSE Arca under the symbol “FIHD.”

Calculation Date: February 20, 2026, unless that day is not a Trading Day, in which case the Calculation Date will be the next Trading Day, subject to adjustment.

Index Symbols: The intraday level of the Index is reported by Bloomberg under the ticker symbol “M2WDHDVD <Index>”.

The Index Closing Level is reported by Bloomberg under the ticker symbol “MHDYWOUG <Index>”.

Intraday Indicative Value Symbol: FIHDIV (Bloomberg)

CUSIP No.: 90274D218

ISIN No.: US90274D218

General Terms of the Securities

In this section, references to “holders” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described under “Medium-Term Notes, Series B” above. The terms described here supplement those described in “Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Interest or Coupons

We will not pay you any interest or coupons during the term of the Securities.

Payment at Maturity

The “Maturity Date” for each series of Securities will be the third Trading Day after the last Trading Day in the applicable Measurement Period, which we refer to in this section “— Payment at Maturity” as the “Final Measurement Period”. The scheduled Maturity Date is identified in “Principal Terms” above.

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to:

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the Final Measurement Period, minus

(b)           the Accrued Fees as of such last Trading Day.

If the amount calculated above is less than zero, the payment at maturity will be zero.

You may lose all or a substantial portion of your investment at maturity. Because the Accrued Fees reduce your final payment, the quarterly compounded leveraged return of the Index will need to offset the negative effect of the Accrued Fees and Loss Rebalancing Fees, if applicable, in order for you to receive an aggregate amount over the term of the Securities of any series equal to at least the initial investment of your Securities. If the quarterly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees and the Loss Rebalancing Fees, if applicable, or if the quarterly compounded leveraged return of the Index is negative, you will lose all or a substantial portion of your investment.

The Accrued Fees will be calculated as of the last Trading Day in the Final Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

The “Accrued Financing Charge” as of the last Trading Day of the Final Measurement Period is an amount equal to the product of (a) the Financing Level as of the preceding Quarterly Reset Date, (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Quarterly Valuation Date to, and including, such last Trading Day of such Final Measurement Period and the denominator of which is 360, and (c) the Financing Rate.

On the Initial Trade Date, the Accrued Financing Charge for each Security will be $0.

The “Accrued Tracking Fee” as of the last Trading Day in the Final Measurement Period is an amount equal to (a) the aggregate sum of (i) the Current Indicative Value as of the immediately preceding Trading Day for each date starting from, but excluding, the immediately preceding Quarterly Valuation Date to, and including, such last Trading Day in such Final Measurement Period times (ii) the Annual Tracking Rate, divided by (b) 365.

The “Annual Tracking Rate” is a per annum rate described in “Principal Terms” above.

The “Current Indicative Value” is, as determined by the Calculation Agent as of any date of determination, an amount per Security of any series equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, calculated using the Index Closing Level on such date as the Index Valuation Level.

The “Principal Amount” of each Security is $100.00. Each series of the Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Principal Amount.

For the Initial Calendar Quarter, the Current Principal Amount will equal $100.00 per Security of the applicable series. For each subsequent calendar quarter, the Current Principal Amount for each Security of that series will be reset as follows on the Quarterly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Quarterly Valuation Date — Accrued Fees on the applicable Quarterly Valuation Date

If any series of the Securities undergoes a split or reverse split, the Current Principal Amount of that series will be adjusted accordingly.

For each calendar quarter, the “Quarterly Reset Date” is the first Trading Day of the quarter specified in “Principal Terms” above, subject to adjustment as described under “— Market Disruption Event”; provided, however, that no Quarterly Reset Date will occur on or after the Call Valuation Date or the Acceleration Date.

For each Quarterly Reset Date, the “Quarterly Valuation Date” is the last Trading Day of the previous calendar quarter subject to adjustment as described under “— Market Disruption Event”. The Quarterly Valuation Date  specified in “Principal Terms” above.

The Index Factor will be calculated as follows:

1 + (2 × Index Performance Ratio)

The Index Performance Ratio on any Quarterly Valuation Date, any Redemption Valuation Date, or as of the last Trading Day in the applicable Measurement Period, as applicable, will be:

Index Valuation Level — Quarterly Initial Closing Level
Quarterly Initial Closing Level

The “Index Valuation Level” will equal the arithmetic mean of the Index Closing Levels measured on each Trading Day during the applicable Measurement Period, or the Index Closing Level on any Quarterly Valuation Date or any Redemption Valuation Date, as determined by the Calculation Agent, provided that:

(1)           for Regular Redemptions, if the Redemption Valuation Date falls in a Final Measurement Period, Call Measurement Period, or Acceleration Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on the Redemption Valuation Date during such Measurement Period shall equal (a) (i) for each elapsed Trading Day in the Measurement Period from and including the first Trading Day in such Measurement Period to but excluding the Redemption Valuation Date (the “Applicable Date”), the sum of the Index Closing Levels on such Trading Day(s) plus (ii) the Index Closing Level on the Applicable Date times the number of remaining Trading Days in the Measurement Period from and including the Applicable Date divided by (b) the number of Trading Days in the Measurement Period; and

(2)           For a Large Redemption, if the Redemption Valuation Date occurs during an Acceleration Measurement Period, Call Measurement Period, or Final Measurement Period, the Redemption Amount shall equal the Acceleration Amount, Call Settlement Amount or payment at maturity, as applicable.

Unless specified otherwise in “Principal Terms” above, the applicable “Measurement Period” means the five Trading Days from and including the Call Valuation Date, Redemption Valuation Date (for a Large Redemption), Calculation Date or the first Trading Day following the Acceleration Date, as applicable, subject to adjustment as described under “— Market Disruption Event”.

The “Quarterly Initial Closing Level” for the Initial Calendar Quarter is specified in “Principal Terms” above and will be the Index Closing Level on the applicable Initial Trade Date. For each subsequent calendar quarter, the Quarterly Initial Closing Level on the Quarterly Reset Date will equal the Index Closing Level on the Quarterly Valuation Date for the previous calendar quarter.

The “Index Closing Level” is, for any series of the Securities, the closing level of the relevant Index as published by the Index Sponsor.

The “Index Sponsor” is the entity that calculates the level of the relevant Index and is specified in “Principal Terms” above.

The “Calculation Date” is specified in “Principal Terms” above.

Unless specified otherwise in “Principal Terms” above, “Trading Day” means any day on which (i) trading is generally conducted on NYSE Arca and (ii) trading is generally conducted on the markets on which the Index Constituent Securities in the relevant Index are traded, in each case as determined by the Calculation Agent.

Early Redemption at the Option of the Holders

You may elect to require UBS to redeem your Securities, subject to a minimum redemption amount of at least 12,500 Securities of the same series. If you elect to have your Securities redeemed and have done so under the redemption procedures described below under “—Redemption Procedures”, you will receive payment for your Securities on the Redemption Date. The first and final Redemption Dates are specified in “Principal Terms” above. For any early redemptions, the applicable “Redemption Valuation Date” means the first Trading Day following the date on which you deliver a redemption notice to UBS in compliance with the redemption procedures. For any Large Redemption (as defined below), the Redemption Valuation Date will be the first Trading Day in the applicable Large Redemption Measurement Period. If a Redemption Valuation Date for a Large Redemption occurs during an Acceleration Measurement Period, Call Measurement Period or Final Measurement Period, the Redemption Amount shall equal the Acceleration Amount, Call Settlement Amount or payment at maturity, as applicable.

To satisfy the minimum redemption amount of 12,500 Securities, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 12,500 Securities of the same series;  however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 12,500 Securities of any series. Any such reduction will be applied on a consistent basis for all holders of the Securities of the affected series at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the corresponding Redemption Valuation Date (or the last Trading Day in the applicable Large Redemption Measurement Period for a Large Redemption), or if such third day is not a Business Day, the next following Business Day (the “Redemption Date”). In addition, if a call notice has been issued, if acceleration has been triggered, or the Final Measurement Period has commenced, in each case with respect to any series of the Securities, for Regular Redemptions the last permitted Redemption Valuation Date for that series of Securities will be the fourth Trading Day in the applicable Call Measurement Period, Acceleration Measurement Period, or the Final Measurement Period, as applicable. For a Large Redemption, if the Redemption Valuation Date occurs during an Acceleration Measurement Period, Call Measurement Period, or Final Measurement Period, the Redemption Amount shall equal the Acceleration Amount, Call Settlement Amount or payment at maturity, as applicable and the Redemption Date will be the third Business Day following the last Trading Day in the applicable Measurement Period. Any applicable Redemption Valuation Date is subject to adjustment as described under “— Market Disruption Event”.

A “Regular Redemption” means an early redemption of Securities of a given series in an amount greater than or equal to the minimum redemption amount of 12,500 Securities but less than the large redemption amount of 2,000,000 Securities.

A “Large Redemption” means an early redemption of Securities of a given series in an amount equal to or greater than 2,000,000 Securities. For purposes of determining whether an early redemption is a Regular Redemption or a Large Redemption, UBS will aggregate all redemption requests received prior to 12:00 noon (New York City time) on a given Trading Day.

General Terms of the Securities

Regular Redemptions

If you exercise your right to have us redeem your Securities and such redemption qualifies as a Regular Redemption, subject to your compliance with the procedures described under “— Redemption Procedures”, for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the applicable Redemption Valuation Date, minus

(b)           the Accrued Fees as of such Redemption Valuation Date, minus

(c)           the Redemption Fee.

Large Redemptions

If you exercise your right to have us redeem your Securities and such redemption qualifies as a Large Redemption, subject to your compliance with the procedures described under “— Redemption Procedures”, for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the applicable Measurement Period, which we refer to in this section “—Early Redemption at the Option of the Holders” as the “Large Redemption Measurement Period”, minus

(b)           the Accrued Fees as of such last Trading Day, minus

(c)           the Redemption Fee.

We refer to the cash payments described above as the “Redemption Amount”.

If the amount calculated above is less than zero, the payment upon early redemption will be zero. We will inform you of such Redemption Amount two Business Days preceding the applicable Redemption Date.

You may lose all or a substantial portion of your investment upon early redemption. Because the Accrued Fees and the Redemption Fee reduce your final payment, the quarterly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees, the Redemption Fee and/or Loss Redemption Fees, if applicable, in order for you to receive an aggregate amount over the term of the Securities equal to your initial investment in the Securities. If the quarterly compounded leveraged return of the Index is insufficient to offset such a negative effect or if the quarterly compounded leveraged return of the Index is negative, you will lose all or a substantial portion of your investment upon early redemption.

The Accrued Fees will be calculated as of any Redemption Valuation Date (or for a Large Redemption, the last Trading Day in the Large Measurement Period) as the sum of (i) the Accrued Tracking Fee as of such date and (ii) the Accrued Financing Charge as of such date.

The “Accrued Tracking Fee” as of any Redemption Valuation Date is an amount equal to (a) the aggregate sum of (i) the Current Indicative Value as of the immediately preceding Trading Day for each date starting from, but excluding, the immediately preceding Quarterly Valuation Date (or, if the Redemption Valuation Date falls in the Initial Calendar Quarter, the Initial Trade Date) to, and including such Redemption Valuation Date (or for a Large Redemption, the last Trading Day in the Large Measurement Period) times (ii) the Annual Tracking Rate, divided by (b) 365.

The “Accrued Financing Charge” as of any Redemption Valuation Date (or for a Large Redemption, the last Trading Day in the Large Measurement Period) is an amount equal to the product of (a) the Financing Level as of the preceding Quarterly Reset Date, (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Quarterly Valuation Date (or if the Redemption Valuation Date or last Trading Day of the applicable Large Measurement Period occurs prior to the initial Quarterly Valuation Date, the period from, and excluding, the Initial Trade Date) to, and including, such

Redemption Valuation Date (or for a Large Redemption, the last Trading Day in the Large Measurement Period), and the denominator of which is 360, and (c) the Financing Rate.

The “Redemption Fee” means, as of any date of determination for a series of Securities, an amount per Security equal to the product of (a) 0.125%, (b) the Current Principal Amount and (c) the Index Factor as of the applicable Redemption Valuation Date (or for a Large Redemption, the last Trading Day in the Large Measurement Period).

We discuss these matters “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Redemption and Repayment”.

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner. Any series of Securities may trade at, above, or below its indicative value.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Trading Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date (or the applicable last Trading Day in the Large Redemption Measurement Period for Large Redemptions) at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities of any series upon not less than sixteen calendar days’ prior notice to the holders of the Securities of that series, such redemption to occur on any Trading Day specified in “Principal Terms” above through and including the Calculation Date in “Principal Terms” above. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the applicable Measurement Period, which we refer to in this section “— UBS’s Call Right” as the “Call Measurement Period”, minus

(b)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Call Settlement Amount”.

If the amount calculated above is less than zero, the payment upon UBS’s exercise of its call right will be zero.

If UBS issues a call notice on any Trading Day, the “Call Valuation Date” will be the fifth Trading Day following the Trading Day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Trading Day in the Call Measurement Period.

The holders will receive payment for their Securities on a date that is at least three, but not greater than six, Trading Days following the last Trading Day in the Call Measurement Period (the “Call Settlement Date”). We will inform you of such Call Settlement Date in the call notice. If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event”.

You may lose all or a substantial portion of your investment at call. Because the Accrued Fees and Loss Rebalancing Fees, if applicable, reduce your final payment, the quarterly compounded leveraged return of the Index will need to offset the negative effect of the Accrued Fees and Loss Rebalancing Fees, if applicable, in order for you to receive an aggregate amount over the term of the Securities equal to at least initial investment of your Securities. If the quarterly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees and Loss Rebalancing Fees, if applicable, or if the quarterly compounded leveraged return of the Index is negative, you will lose all or a substantial portion of your investment at call.

The Accrued Fees will be calculated as of the last Trading Day in the Call Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Accrued Tracking Fee” as of the last Trading Day in the Call Measurement Period is an amount equal to (a) the aggregate sum of (i) the Current Indicative Value as of the immediately preceding Trading Day for each date starting from, but excluding, the immediately preceding Quarterly Valuation Date to, and including, such last Trading Day in such Call Measurement Period times (ii) the Annual Tracking Rate, divided by (b) 365.

The “Accrued Financing Charge” as of the last Trading Day of the Call Measurement Period is an amount equal to the product of (a) the Financing Level as of the preceding Quarterly Reset Date, (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Quarterly Valuation Date to, and including, such last Trading Day of such Call Measurement Period and the denominator of which is 360, and (c) the Financing Rate.

Acceleration Upon Minimum Indicative Value

If, at any time, the indicative value for any series of the Securities on any Trading Day equals the Floor Level or less (such day, an “Acceleration Date”), all issued and outstanding Securities of that series will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value of that series would later exceed the Floor Level on such Acceleration Date or any subsequent Trading Day during the applicable Measurement Period, which we refer to in this section “— Acceleration Upon Minimum Indicative Value” as the “Acceleration Measurement Period”) for a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day of the Acceleration Measurement Period, minus

(b)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Acceleration Amount”. The “Floor Level” of any series of the Securities is specified in “Principal Terms” above and is subject to adjustment in the case of a split or reverse split as described under “Valuation of the Index and the Securities — Split or Reverse Split of the Securities”. If the minimum indicative value threshold of any series of Securities has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in that series of Securities. An Acceleration Date can occur irrespective of whether a Market Disruption Event also occurs on that Trading Day.

You may lose all or a substantial portion of your investment upon an acceleration upon minimum indicative value. Because the Accrued Fees and Loss Rebalancing Fees, if applicable, reduce your final payment, the quarterly compounded leveraged return of the Index will need to offset the negative effect of the Accrued Fees and Loss Rebalancing Fees, if applicable, in order for you to receive an aggregate amount over the term of the Securities equal to at least the initial investment of your Securities. If the quarterly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees and the Loss Rebalancing Fees, if applicable, or if the quarterly compounded leveraged return of the Index is negative, you will lose all or a substantial portion of your investment upon an acceleration upon minimum indicative value.

The Accrued Fees will be calculated as of any date of determination for any series of Securities as the sum of (i) the Accrued Tracking Fee as of the last Trading Day of the Acceleration Measurement Period and (ii) the Accrued Financing Charge as of the last Trading Day of the Acceleration Measurement Period.

The “Accrued Tracking Fee” as of the last Trading Day of the Acceleration Measurement Period will be an amount equal to (a) the aggregate sum of (i) the Current Indicative Value as of the immediately preceding Trading Day for each date starting from, but excluding, the immediately preceding Quarterly Valuation Date (or, if the Acceleration Date falls in the Initial Calendar

Quarter, the Initial Trade Date) to, and including, such last Trading Day in such Measurement Period, as applicable, times (ii) the Annual Tracking Rate, divided by (b) 365.

The “Accrued Financing Charge” as of the last Trading Day of the Acceleration Measurement Period is an amount equal to the product of (a) the Financing Level as of the preceding Quarterly Reset Date, (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Quarterly Valuation Date (or if the Acceleration Date occurs prior to the initial Quarterly Valuation Date, the period from, and excluding, the Initial Trade Date) to, and including, such last Trading Day of such Measurement Period as applicable, and the denominator of which is 360, and (c) the Financing Rate.

The “Acceleration Settlement Date” will be the third Trading Day following the last Trading Day of the Acceleration Measurement Period.

Subject to the prior verification by the Calculation Agent that the indicative value of equal or less than the Floor Level was accurately calculated by the relevant calculation agent specified in “Principal Terms” above and in each case with respect to a series of Securities, UBS must provide notice to the holders of that series of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the intraday indicative value of the Securities is calculated see “Valuation of the Index and the Securities”.

Loss Rebalancing Event Upon Large Decreases in the Indicative Value

A Loss Rebalancing Event will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0 based on the Index Performance Ratio as of the LR Valuation Date. This means that after a Loss Rebalancing Event, a constant percentage increase in the Index Closing Level will have less of a positive effect on the value of your Securities relative to before the occurrence of the Loss Rebalancing Event. In addition, each time a Loss Rebalancing Event occurs, you will incur a Loss Rebalancing Fee, as defined below.

A “Loss Rebalancing Event” means if, at any time, the closing indicative value for any series of the Securities on any Trading Day decreases 40% in value from the closing indicative value of that series of the Securities on the previous Quarterly Valuation Date. A Loss Rebalancing Event may occur irrespective of whether a Market Disruption Event also occurs on that Trading Day.

With respect to a Loss Rebalancing Event, the “LR Valuation Date” is the first Trading Day following a Loss Rebalancing Event, subject to adjustment as described under “— Market Disruption Event”.

With respect to a LR Valuation Date, the “LR Reset Date” is the first Trading Day following a LR Valuation Date, subject to adjustment as described under “— Market Disruption Event”.

On the LR Reset Date, the Current Principal Amount for each Security of that series will be reset as follows:

New Current Principal Amount = 99.995%  LR Current Principal Amount.

LR Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable LR Valuation Date — Accrued Fees on the applicable LR Valuation Date.

If the amount calculated above is less than zero, the payment at maturity will be zero.

On the LR Reset Date, the LR Current Principal Amount will be reset exactly like the “New Current Principal Amount” on a Quarterly Reset Date, except that:

(1)           the LR Reset Date will be the Quarterly Reset Date;

(2)           the Index Factor and Index Performance Ratio will be calculated on the LR Valuation Date;

(3)           the Index Valuation Level for purposes of calculating the Index Performance Ratio will be computed using the Index Closing Level on the LR Valuation Date;

(4)           for the next reset date, the Quarterly Initial Closing Level on the applicable reset date will equal the Index Closing Level on the LR Valuation Date;

(5)           Accrued Fees (the Accrued Tracking Fees and Accrued Financing Charge) will be computed as of the LR Valuation Date as if the LR Valuation Date was a Quarterly Valuation Date; and

(6)           the Financing Level will be reduced to equal the new Current Principal Amount.

The Financing Rate will remain constant until the next Quarterly Reset Date, provided however that if the reset date financing rate (determined in accordance with the definition of “Financing Rate” two London business days preceding LR Valuation Date and referred to as “L2”) is less than the actual Financing Rate (“L1”), the Current Principal Amount will be further reduced by an amount equal to:

(L1-L2) ×  (Current Principal Amount - New Current Principal Amount)  (the days remaining in the quarter from and excluding the LR Valuation Date to and including the next Quarterly Valuation Date) divided by 360.

Note that each time a Loss Rebalancing Event occurs, you will incur a 0.05% reduction in the LR Current Principal Amount of your Securities and you also may have a further reduction due to the breakage computation in the preceding proviso. We will refer to these reductions as a “Loss Rebalancing Fee”.

Loss Rebalancing Events can occur multiple times. This means both that (i) the Current Principal Amount may be reset more frequently than quarterly and (ii) the cumulative effect of compounding and fees will have increased as a result of the Loss Rebalancing Event(s). Each Loss Rebalancing Event will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0 based on the Index Performance Ratio as of the LR Valuation Date. This means that your Securities will entitle you to less of a positive gain in value relative to before the occurrence of the Loss Rebalancing Event. In addition, each time a Loss Rebalancing Event occurs, you will incur a Loss Rebalancing Fee. This fee will reduce the amount of your return (or increase your loss) on the Maturity Date, early redemption, acceleration or exercise by UBS of its call right.

Calculation Agent

UBS Securities LLC will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Index Valuation Level, the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Accrued Financing Charge, the Financing Level, the Financing Rate, the Accrued Tracking Fee, the Redemption Fee, if any, the Loss Rebalancing Fee, if any, the payment at maturity, if any, that we will pay you at maturity, the Redemption Amount, if any, that we will pay you upon redemption, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant Index levels calculated by the Calculation Agent, as adjusted, and whether any day is a Business Day or Trading Day. The Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the relevant Index has been discontinued or is otherwise unavailable and whether there has been a material change in the relevant Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent for any series of the Securities and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent for any series of the Securities from time to time without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity, early redemption, acceleration, or upon exercise by UBS of its call right on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, the Acceleration Settlement Date or the Call Settlement Date, as applicable.

All dollar amounts related to determination amounts payable per Security for any series of Securities will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., ..76545 would be rounded up to .7655);  and all dollar amounts paid on the aggregate principal amount of such Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the relevant Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the relevant Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the relevant Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

If the Redemption Valuation Date, for purposes of calculating a Redemption Amount for a Regular Redemption, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount. If a Market Disruption Event occurs on any Quarterly Valuation Date or LR Valuation Date, the Index Closing Level for such date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date, Quarterly Valuation Date, the Redemption Valuation Date, or LR Valuation Date, as applicable, occurring more than eight Trading Days following the day originally scheduled to be such final Averaging Date or other applicable date. If the eighth Trading Day following the date originally scheduled to be the final Averaging Date, Quarterly Valuation Date, Redemption Valuation Date, or LR Valuation Date, as applicable, a Market Disruption Event has occurred or is continuing with respect to the relevant Index on such eighth Trading Day, the Calculation Agent or one of its affiliates will determine the Index Closing Level based on its estimate of the Index Closing Level that would have prevailed on such eighth Trading Day but for such Market Disruption Event. If any Quarterly Valuation Date or LR Valuation Date is postponed as described above, the succeeding Quarterly Reset Date or LR Reset Date will occur on the next Trading Day following the postponed Quarterly Valuation Date or LR Valuation Date, as applicable.

An “Averaging Date” means each of the Trading Day(s) during any Measurement Period, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the relevant Index, the Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a Market Disruption Event with respect to the relevant Index, in each case as determined by the Calculation Agent:

(a)           suspension, absence or material limitation of trading in a material number of the Index Constituent Securities for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the relevant Index or to a material number of Index Constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the relevant Index is not published; or

(d)           in any other event, including any time when a relevant market is closed for trading under ordinary circumstances, if the Calculation Agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the Securities (or relevant portion of the Securities) that we or our affiliates have effected or may effect as described in the section entitled “Use of Proceeds and Hedging”.

The following event will not be Market Disruption Event with respect to the relevant Index:

(a)           a decision to permanently discontinue trading in the options or futures contracts relating to the relevant Index or any Index Constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the relevant Index or any Index Constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Discontinuance of or Adjustments to the Relevant Index;  Alteration of Method of Calculation

If the Index Sponsor or another entity that publishes the Index (such other entity to be named in “Principal Terms” above) discontinues publication of the relevant Index, or if our right to use the Index is suspended or terminated, and the Index Sponsor or such other entity publishes a successor or substitute index that the Calculation Agent determines to be comparable to the discontinued relevant Index (such index being referred to herein as a “Successor Index”), then the Index Closing Level for such

Successor Index will be determined by the Calculation Agent by reference to the Successor Index on the dates and at the times as of which the Index Closing Levels for such Successor Index are to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Sponsor discontinues publication of the relevant Index, or if our right to use the Index is suspended or terminated, prior to, and such discontinuation or unavailability is continuing on, any Quarterly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined and the Calculation Agent determines that no Successor Index is available at such time, or the Calculation Agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to, and such discontinuation is continuing on any relevant date on which the Index Closing Level is to be determined, then the Calculation Agent will determine the Index Closing Level using the closing level and published share weighting of each Index Constituent Security included in the relevant Index or Successor Index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions as described in the description of the relevant Index included in “Principal Terms” above. In such event, the Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the relevant Index or Successor Index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the relevant Index or a Successor Index, or the value thereof, is changed in a material respect, or if the relevant Index or a Successor Index is in any other way modified so that the level of the relevant Index or such Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of the relevant Index or such Successor Index had such changes or modifications not been made, then the Calculation Agent will make such calculations and adjustments as, in the judgment of the Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the relevant Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the levels for the relevant Index or such Successor Index with reference to the relevant Index or such Successor Index, as adjusted. The Calculation Agent will accordingly calculate the relevant Index levels, Accrued Fees and the Redemption Fee and/or the Loss Rebalancing Fees, if applicable, based on the Index levels calculated by the Calculation Agent, as adjusted. Accordingly, if the method of calculating the relevant Index or a Successor Index is modified so that the level of the relevant Index or such Successor Index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the relevant Index), which, in turn, causes the level of the relevant Index or such Successor Index to be a fraction of what it would have been if there had been no such modification, then the Calculation Agent will make such calculations and adjustments in order to arrive at a level for the relevant Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Redemption Price Upon Optional Tax Redemption

We have the right to redeem any series of the Securities in the circumstances described in “Medium-Term Notes, Series B”  under “Description of Debt Securities We May Offer — Optional Tax Redemption”. If we exercise this right, the redemption price of that series of the Securities will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of any series of the Securities is accelerated, we will pay the default amount in respect of the principal of the that series of Securities at maturity. We describe the default amount below under “— Default Amount”.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B are entitled to take any action under the indenture, we will treat the outstanding principal amount of each series of Securities as the outstanding principal amount of the Medium-Term Notes, Series B constituted by that series of Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants”.

Default Amount

The default amount for any series of the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities of the accelerated series. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities of the accelerated series, which we describe below, the holders of that series of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

•            no quotation of the kind referred to above is obtained, or

•            every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a division of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity, early redemption, acceleration or upon exercise by UBS of its call right will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities”.

Defeasance

Neither full defeasance nor covenant defeasance, as described “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance”, will apply to the Securities.

Reissuances or Reopened Issues

We may, at our sole discretion, “reopen” or reissue any series of the Securities. We intend to issue the Securities initially in an amount having the aggregate offering price specified in “Principal Terms” above. However, we may issue additional Securities in amounts that exceed the amount specified in “Principal Terms” above at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Medium Term Notes, Series B” under “Description of Debt Securities We May Offer — Amounts That We May Issue”.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities of any series and will have the same CUSIP number and will trade interchangeably with that series of the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

Redemption Procedures

The redemption procedures for Early Redemption are specified under “— Redemption Procedures” in “Principal Terms” above, provided that any reference herein to 12:00 noon (New York City time) as the cutoff time (1) to deliver notice of redemption and (2) for aggregating redemption requests to determine whether an early redemption is a Regular Redemption or a Large Redemption shall be 9:00 a.m. (New York City time).

Additional Terms of the Securities

The general terms of the Securities in are modified by the specific definitions and terms below.

“Intraday Indicative Value” means the approximate intrinsic economic value of the Securities calculated by NYSE Arca, Inc. and published on Bloomberg (based in part on information provided by the Index Sponsor) or a successor via the facilities on the Consolidated Tape Association under the symbol “FIHDIV”.

“Trading Day” means any day on which (i) trading is generally conducted on NYSE Arca and (ii) the level of the Index is published by the Index Sponsor, in each case as determined by the Calculation Agent.

“Primary Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, the primary exchange or market of trading for such Index Constituent Security or such constituent underlying a successor index.

4. E-TRACS Linked to the UBS Bloomberg CMCI Food Total Return due April 5, 2038

Specific Terms of the Securities

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described under “Medium-Term Notes, Series A” above. The terms described here supplement those described in “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

We describe the terms of the Securities in more detail below.

Principal Amount: $100,000,000

Issuer: UBS AG (Jersey Branch)

Coupon

We will not pay you interest during the term of the Securities.

Denomination

The Securities will be sold at a Principal Amount of $25 per Security.

Payment at Maturity or Upon Early Redemption

At maturity or upon early redemption, you will receive a cash payment per $25 principal amount of your Securities equal to the Redemption Amount, which is calculated on the Final Valuation Date or the applicable Valuation Date, as the case may be, and based on the percentage change in the level of the Index from the Initial Trade Date relative to such Valuation Date.

The Redemption Amount will equal:

($25.00 × Index Performance Ratio) — Fee Amount

For purposes of calculating the Redemption Amount at maturity or upon early redemption, the Index Performance Ratio will be determined as of the Final Valuation Date or applicable Valuation Date, as the case may be.

The “Fee Amount” is equal to 0.65% per annum, which accrues on a daily basis, with the Fee Amount equal to zero on April 1, 2008 (the “Initial Trade Date”), and then increasing, on each subsequent calendar day, by an amount equal to: (0.65%/365) × $25.00 × Index Performance Ratio on that day. If such day is not a Trading Day, the Index Performance Ratio will be calculated as of the immediately preceding Trading Day.

The “Index Performance Ratio” will be calculated as follows:

Index Ending Level
Index Starting Level

The “Index Starting Level” is 1,339.72, the closing level of the Index on the Initial Trade Date.

The “Index Ending Level” will equal the closing level of the Index on the applicable Trading Day.

Unlike ordinary debt securities, the Securities do not pay interest and do not guarantee any return of principal at maturity or upon an early redemption.

The Securities are fully exposed to any decline in the level of the Index. You may lose some or all of your investment if the Index level declines from the Initial Trade Date relative to the Final Valuation Date or the applicable Valuation Date, as the case may be, or if the Index does not increase as of such date by an amount sufficient to offset the cumulative effect of the Fee Amount.

To receive at least your Principal Amount at maturity or upon early redemption, the Index must increase by a certain amount to offset the reduction to the Redemption Amount caused by the Fee Amount.

Maturity Date

The Maturity Date is April 5, 2038, unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day. If the third Trading Day before April 5, 2038 does not qualify as the Final Valuation Date as determined in accordance with “— Final Valuation Date” below, then the Maturity Date will be the third Trading Day following the Final Valuation Date or, if such day is not a Business Day, the next following Trading Day that is also a Business Day. The calculation agent may postpone the Final Valuation Date — and therefore the Maturity Date — if a market disruption event occurs or is continuing on a day that would otherwise be the Final Valuation Date. We describe market disruption events under “— Market Disruption Event” below.

Final Valuation Date

We currently expect the Final Valuation Date to be March 31, 2038, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the Final Valuation Date will be the first following Trading Day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the Final Valuation Date for the Securities be postponed by more than five Trading Days.

Underlying Index:

The return on the Securities is linked to the performance of the UBS Bloomberg CMCI Food Total Return (the “Index”). The Index is a sub-index of the UBS Bloomberg Constant Maturity Commodity Index (“CMCI”) and measures the collateralized returns from a diversified basket of agriculture and livestock futures contracts. It is designed to be representative of the entire liquid forward curve of each commodity in the Index. The Index, which is rebalanced monthly, is comprised of the nine agriculture futures contracts and two livestock futures contracts included in the CMCI with three target maturities for each individual commodity. The Index is a “total return” index.

Early Redemption

You may elect to require UBS to redeem your Securities, in whole or in part, prior to the Maturity Date on any Trading Day through and including the final Redemption Date, subject to a minimum redemption amount of at least 50,000 Securities. If you elect to have UBS redeem your Securities, you will receive a cash payment equal to the Redemption Amount, which will be determined on the applicable Valuation Date and paid on the applicable Redemption Date. You must comply with the redemption procedures described below in order to redeem your Securities. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities. Any such reduction will be applied on a consistent basis for all holders of the Securities at the time the reduction becomes effective.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption, to UBS via email no later than 12:00 p.m. (New York City time) on any Trading Day. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you ;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 p.m. (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

Redemption Dates

The Redemption Dates will be the third Trading Day following a Valuation Date (other than the Final Valuation Date) or, if such day is not a Business Day, the next following Trading Day that is a Business Day. The final Redemption Date will be the third Trading Day following the Valuation Date that immediately precedes the Final Valuation Date or, if such day is not a Business Day, the next following Trading Day that is a Business Day. The calculation agent may postpone the applicable Valuation Date — and therefore the applicable Redemption Date — if a market disruption event occurs or is continuing on a day that would otherwise be the applicable Valuation Date. We describe market disruption events under “— Market Disruption Event” below.

Valuation Dates

For any early redemption, the applicable “Valuation Date” means the first Trading Day immediately following the Trading Day on which you deliver a redemption notice to UBS in compliance with the redemption procedures. In the event UBS exercises its Contingent Call Right (as defined below), the Valuation Date means the third Trading Day prior to the Call Settlement Date (as defined below). If the calculation agent determines that a market disruption event occurs or is continuing on a Valuation Date, the applicable Valuation Date will be the first following Trading Day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the applicable Valuation Date for the Securities be postponed by more than five Trading Days. The Final Valuation Date is March 31, 2038.

UBS’ Contingent Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than five days’ prior notice to the holders of the Securities, such redemption to occur on any Trading Day (or if such day is not a Business Day, the next Trading Day that is also a Business Day) that we may specify on or after April 5, 2013 through and including April 5, 2038 (the “Call Settlement Date”) if the aggregate principal amount of Securities issued and outstanding is less than $10,000,000 on the fifth Trading Day prior to the Call Settlement Date specified by UBS. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to the Redemption Amount, which will be calculated on the applicable Valuation Date and paid on the Call Settlement Date. The calculation agent may postpone the applicable

Valuation Date — and therefore the Call Settlement Date — if a market disruption event occurs and is continuing on a day that would otherwise be the applicable Valuation Date.

In the event we exercise our Contingent Call Right, references to payment upon early redemption also refer to payment upon our exercise of our call right. See “— Payment at Maturity or Upon Early Redemption.” We discuss these matters in “Medium Term Notes, Series A” under “Description of the Debt Securities We May Offer–Redemption and Payment.”

Market Disruption Event

The calculation agent will determine the Index Ending Level on the applicable Valuation Date or the Final Valuation Date, as the case may be. If the level of the Index has declined, you will lose some or all of your investment. If the level of the Index has increased, it must have increased by an amount sufficient to offset the Fee Amount in order to receive a positive return on your Securities. As described above, the applicable Valuation Date or the Final Valuation Date, as the case may be, may be postponed and thus the determination of the Index Ending Level may be postponed if the calculation agent determines that, on the applicable Valuation Date or the Final Valuation Date, as the case may be, a market disruption event has occurred or is continuing. Notwithstanding the occurrence of one or more of the events below, which may, in the calculation agent’s discretion, constitute a market disruption event, the calculation agent in its discretion may waive its right to postpone the determination of the Index Ending Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Ending Level on such date. If such a postponement occurs, the calculation agent will use the closing level of the Index on the first Trading Day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the Index Ending Level be postponed by more than five Trading Days.

If the determination of the Index Ending Level is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Index Ending Level will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Index Ending Level that would have prevailed in the absence of the market disruption event.

Any of the following will be a market disruption event:

Ø   the absence or suspension of, or material limitation or disruption in the trading of any exchange-traded futures contract included in the Index;

Ø   the settlement price of any such contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price;

Ø   the Index is not published;

Ø   the settlement price is not published for any individual exchange-traded futures contract included in the Index;

Ø   the occurrence of any event on any day or any number of consecutive days as determined by the calculation agent in its sole and reasonable discretion that affects our currency hedging (if any) with respect to U.S. dollars or the currency of any futures contract included in the Index; or

Ø   in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect ..

The following events will not be market disruption events:

Ø   a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

Ø   a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Commodity.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to a basket or any Index Commodities are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series A” above. If we exercise this right, the redemption price of the Securities will be determined by the calculation agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

For the purpose of determining whether the holders of our Medium-Term Notes, Series A, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series A, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Series A medium-term notes, holders of specified percentages in principal amount of all Series A medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series A medium-term notes, including the Securities. This action may involve changing some of the terms that apply to the Series A medium-term notes, accelerating the maturity of the Series A medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium Term Notes, Series A” under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the applicable Valuation Date or the Final Valuation Date, as the case may be, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If the Index Sponsors discontinue publication of the Index and they or any other person or entity publish a substitute index that the calculation agent determines is comparable to the Index and approves as a successor index then the calculation agent will determine the Index Performance Ratio, Index Ending Level and the amount payable at maturity or upon early redemption by reference to such successor index.

If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on any date when the value of the Index is required to be determined, the calculation agent will instead make the necessary determination by reference to a group of commodities and options or another index and will apply a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the exchange-traded futures contracts included in the Index or the method of calculating the Index has been changed at any time in any respect — and whether the change is made by the Index Sponsors under their existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index Commodities or is due to any other reason — that causes the Index not to fairly represent the value of the Index had such changes not been made or that otherwise affects the calculation of the performance of the Index, the Index Ending Level or the amount payable at maturity or upon early redemption, then the calculation agent may make adjustments in the method of calculating the Index that it believes are appropriate to ensure that the Index Performance Ratio used to determine the amount payable on the Maturity Date or upon early redemption is equitable. All determinations and adjustments to be made by the calculation agent with respect to the performance of the Index, Index Ending Level, the amount payable at maturity or upon early redemption or otherwise relating to the level of the Index may be made by the calculation agent in its sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or upon early redemption will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Trading Day

Trading Day means a day on which (i) the value of the Index is published by Bloomberg or Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts comprising the Index are traded, in each case as determined by the calculation agent in its sole discretion.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series A” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium Term Notes, Series A” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Maturity Date,” “— Redemption Date” and “— Valuation Date” above.

Role of Calculation Agent

Our affiliate, UBS Securities LLC, will serve as the calculation agent for the Securities. We may change the calculation agent after the original issue date of the Securities without notice. The calculation agent will make all determinations regarding the value of the Securities at maturity or upon early redemption, market disruption events, Trading Days, the default amount, the Index Starting Level, the Index Ending Level and the amount payable in respect of your Securities. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

Reissuances or Reopened Issues

We may issue additional Securities without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series A” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to (i) any over-allotment option we may grant to an agent, and (ii) any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, Jersey Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

5. E-TRACS Linked to the UBS Bloomberg CMCI Agriculture
Total Return due April 5, 2038

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described under “Medium-Term Notes, Series A” above. The terms described here supplement those described in “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

We describe the terms of the Securities in more detail below.

Principal Amount: $50,000,000

Issuer: UBS AG (Jersey Branch)

Coupon

We will not pay you interest during the term of the Securities.

Denomination

The Securities will be sold at a Principal Amount of $25 per Security.

Payment at Maturity or Upon Early Redemption

At maturity or upon early redemption, you will receive a cash payment per $25 principal amount of your Securities equal to the Redemption Amount, which is calculated on the Final Valuation Date or the applicable Valuation Date, as the case may be, and based on the percentage change in the level of the Index from the Initial Trade Date relative to such Valuation Date.

The Redemption Amount will equal:

($25.00 × Index Performance Ratio) – Fee Amount

For purposes of calculating the Redemption Amount at maturity or upon early redemption, the Index Performance Ratio will be determined as of the corresponding Final Valuation Date or Valuation Date, as the case may be.

The “Fee Amount” is equal to 0.65% per annum, which accrues on a daily basis, with the Fee Amount equal to zero on April 1, 2008 (the “Initial Trade Date”), and then increasing, on each subsequent calendar day, by an amount equal to: (0.65%/365) × $25.00 × Index Performance Ratio on that day. If such day is not a Trading Day, the Index Performance Ratio will be calculated as of the immediately preceding Trading Day.

The “Index Performance Ratio” will be calculated as follows:

Index Ending Level
Index Starting Level

The “Index Starting Level” is 1,414.11, the closing level of the Index on the Initial Trade Date.

The “Index Ending Level” will equal the closing level of the Index on the applicable Trading Day.

Unlike ordinary debt securities, the Securities do not pay interest and do not guarantee any return of principal at maturity or upon an early redemption.

The Securities are fully exposed to any decline in the level of the Index. You may lose some or all of your investment if the Index level declines from the Initial Trade Date relative to the Final Valuation Date or the applicable Valuation Date, as the case may be, or if the Index does not increase as of such date by an amount sufficient to offset the cumulative effect of the Fee Amount.

To receive at least your Principal Amount at maturity or upon early redemption, the Index must increase by a certain amount to offset the reduction to the Redemption Amount caused by the Fee Amount.

Maturity Date

The Maturity Date is April 5, 2038, unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day. If the third Trading Day before April 5, 2038 does not qualify as the Final Valuation Date as determined in accordance with “— Final Valuation Date” below, then the Maturity Date will be the third Trading Day following the Final Valuation Date or, if such day is not a Business Day, the next following Trading Day that is also a Business Day. The calculation agent may postpone the Final Valuation Date — and therefore the Maturity Date — if a market disruption event occurs or is continuing on a day that would otherwise be the Final Valuation Date. We describe market disruption events under “— Market Disruption Event” below.

Final Valuation Date

We currently expect the Final Valuation Date to be March 31, 2038, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the Final Valuation Date will be the first following Trading Day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the Final Valuation Date for the Securities be postponed by more than five Trading Days.

Underlying Index

The return on the Securities is linked to the performance of the UBS Bloomberg CMCI Agriculture Total Return (the “Index”). The Index is a sub-index of the UBS Bloomberg Constant Maturity Commodity Index (“CMCI”) and measures the collateralized returns from a diversified basket of agriculture futures contracts. It is designed to be representative of the entire liquid forward curve of each commodity in the Index. The Index, which is rebalanced monthly, is comprised of the 11 agriculture futures contracts included in the CMCI with three target maturities for each individual commodity. The Index is a “total return” index. The overall return on the Index is generated by two components: (i) uncollateralized returns on the futures contracts comprising the Index and (ii) a daily fixed-income return, which reflects the interest earned on a hypothetical 91-day Treasury Bill portfolio theoretically deposited as margin for hypothetical positions in the futurescontracts comprising the Index.

Early Redemption

You may elect to require UBS to redeem your Securities, in whole or in part, prior to the Maturity Date on any Trading Day through and including the final Redemption Date, subject to a minimum redemption amount of at least 50,000 Securities. If you elect to have UBS redeem your Securities, you will receive a cash payment equal to the Redemption Amount, which will be determined on the applicable Valuation Date and paid on the applicable Redemption Date. You must comply with the redemption procedures described below in order to redeem your Securities. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities. Any such reduction will be applied on a consistent basis for all holders of the Securities at the time the reduction becomes effective.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption, to UBS via email no later than 12:00 p.m. (New York City time) on any Trading Day. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 p.m. (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

Redemption Dates

The Redemption Dates will be the third Trading Day following a Valuation Date (other than the Final Valuation Date) or, if such day is not a Business Day, the next following Trading Day that is a Business Day. The final Redemption Date will be the third Trading Day following the Valuation Date that immediately precedes the Final Valuation Date or, if such day is not a Business Day, the next following Trading Day that is a Business Day. The calculation agent may postpone the applicable Valuation Date — and therefore the applicable Redemption Date — if a market disruption event occurs or is continuing on a day that would otherwise be the applicable Valuation Date. We describe market disruption events under “— Market Disruption Event” below.

Valuation Dates

For any early redemption, the applicable “Valuation Date” means the first Trading Day immediately following the Trading Day on which you deliver a redemption notice to UBS in compliance with the redemption procedures. In the event UBS exercises its Contingent Call Right (as defined below), the Valuation Date means the third Trading Day prior to the Call Settlement Date (as defined below). If the calculation agent determines that a market disruption event occurs or is continuing on a Valuation Date, the applicable Valuation Date will be the first following Trading Day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the applicable Valuation Date for the Securities be postponed by more than five Trading Days. The Final Valuation Date is March 31, 2038.

UBS’ Contingent Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than five days’ prior notice to the holders of the Securities, such redemption to occur on any Trading Day (or if such day is not a Business Day, the next Trading Day that is also a Business Day) that we may specify on or after April 4, 2013 through and including April 5, 2038 (the “Call Settlement Date”) if the aggregate principal amount of Securities issued and outstanding is less than $10,000,000 on the fifth Trading Day prior to the Call Settlement Date specified by UBS. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to the Redemption Amount, which will be calculated on the applicable Valuation Date and paid on the Call Settlement Date. The calculation agent may postpone the applicable Valuation Date — and therefore the Call Settlement Date — if a market disruption event occurs and is continuing on a day that would otherwise be the applicable Valuation Date.

In the event we exercise our Contingent Call Right, references to payment upon early redemption also refer to payment upon our exercise of our call right. See “— Payment at Maturity or Upon Early Redemption.” We discuss these matters in “Medium-Term Notes, Series A” above under “Description of the Debt Securities We May Offer–Redemption and Payment.”

Market Disruption Event

The calculation agent will determine the Index Ending Level on the applicable Valuation Date or the Final Valuation Date, as the case may be. If the level of the Index has declined, you will lose some or all of your investment. If the level of the Index has increased, it must have increased by an amount sufficient to offset the Fee Amount in order to receive a positive return on your Securities. As described above, the applicable Valuation Date or the Final Valuation Date, as the case may be, may be postponed and thus the determination of the Index Ending Level may be postponed if the calculation agent determines that, on the applicable Valuation Date or the Final Valuation Date, as the case may be, a market disruption event has occurred or is continuing. Notwithstanding the occurrence of one or more of the events below, which may, in the calculation agent’s discretion, constitute a market disruption event, the calculation agent in its discretion may waive its right to postpone the determination of the Index Ending Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Ending Level on such date. If such a postponement occurs, the calculation agent will use the closing level of the Index on the first Trading Day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the Index Ending Level be postponed by more than five Trading Days.

If the determination of the Index Ending Level is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Index Ending Level will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Index Ending Level that would have prevailed in the absence of the market disruption event.

Any of the following will be a market disruption event:

Ø   the absence or suspension of, or material limitation or disruption in the trading of any exchange-traded futures contract included in the Index;

Ø   the settlement price of any such contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price;

Ø   the Index is not published;

Ø   the settlement price is not published for any individual exchange-traded futures contract included in the Index;

Ø   the occurrence of any event on any day or any number of consecutive days as determined by the calculation agent in its sole and reasonable discretion that affects our currency hedging (if any) with respect to U.S. dollars or the currency of any futures contract included in the Index; or

Ø   in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect.

The following events will not be market disruption events:

Ø   a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

Ø   a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Commodity.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to a basket or any Index Commodities are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series A” above. If we exercise this right, the redemption price of the Securities will be determined by the calculation agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

For the purpose of determining whether the holders of our Medium-Term Notes, Series A, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series A, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Series A medium-term notes, holders of specified percentages in principal amount of all Series A medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series A medium-term notes, including the Securities. This action may involve changing some of the terms that apply to the Series A medium-term notes, accelerating the maturity of the Series A medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

•         the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•         the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the applicable Valuation Date or the Final Valuation Date, as the case may be, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If the Index Sponsors discontinue publication of the Index and they or any other person or entity publish a substitute index that the calculation agent determines is comparable to the Index and approves as a successor index then the calculation agent will determine the Index Performance Ratio, Index Ending Level and the amount payable at maturity or upon early redemption by reference to such successor index.

If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on any date when the value of the Index is required to be determined, the calculation agent will instead make the necessary determination by reference to a group of commodities and options or another index and will apply a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the exchange-traded futures contracts included in the Index or the method of calculating the Index has been changed at any time in any respect — and whether the change is made by the Index Sponsors under their existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index Commodities or is due to any other reason — that causes the Index not to fairly represent the value of the Index had such changes not been made or that otherwise affects the calculation of the performance of the Index, the Index Ending Level or the amount payable at maturity or upon early redemption, then the calculation agent may make adjustments in the method of calculating the Index that it believes are appropriate to ensure that the Index Performance

Ratio used to determine the amount payable on the Maturity Date or upon early redemption is equitable. All determinations and adjustments to be made by the calculation agent with respect to the performance of the Index, Index Ending Level, the amount payable at maturity or upon early redemption or otherwise relating to the level of the Index may be made by the calculation agent in its sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or upon early redemption will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Trading Day

Trading Day means a day on which (i) the value of the Index is published by Bloomberg or Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts comprising the Index are traded, in each case as determined by the calculation agent in its sole discretion.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series A” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in the “Medium-Term Notes, Series A” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Maturity Date,” “— Redemption Date” and “— Valuation Date” above.

Role of Calculation Agent

Our affiliate, UBS Securities LLC, will serve as the calculation agent for the Securities. We may change the calculation agent after the original issue date of the Securities without notice. The calculation agent will make all determinations regarding the value of the Securities at maturity or upon early redemption, market disruption events, Trading Days, the default amount, the Index Starting Level, the Index Ending Level and the amount payable in respect of your Securities. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

Reissuances or Reopened Issues

We may issue additional Securities without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in the “Medium-Term Notes, Series A” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to (i) any over-allotment option we may grant to an agent, and (ii) any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, Jersey Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

6. UBS AG Exchange Traded Access Securities Linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return due 2038

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described under “Medium-Term Notes, Series A” above. The terms described here supplement those described in “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

These Securities are part of a single series of senior debt securities issued under our indenture dated as of November 21, 2000 between us and U.S. Bank Trust National Association, as trustee, as supplemented by the First Supplemental Indenture thereto, dated as of February 28, 2006 and the Third Supplemental Indenture thereto, dated as of November 19, 2012.

We describe the terms of the Securities in more detail below.

Principal Amount: $300,000,000

Issuer: UBS AG (Jersey Branch)

Coupon

We will not pay you interest during the term of the Securities.

Denomination

The Securities will be sold at a Principal Amount of $25 per Security.

Payment at Maturity or Upon Early Redemption

At maturity or upon early redemption, you will receive a cash payment per $25 principal amount of your Securities equal to the Redemption Amount, which is calculated on the Final Valuation Date or the applicable Valuation Date, as the case may be, and based on the percentage change in the level of the Index from the Initial Trade Date relative to such Valuation Date.

The Redemption Amount will equal:

($25.00 × Index Performance Ratio) — Fee Amount

For purposes of calculating the Redemption Amount at maturity or upon early redemption, the Index Performance Ratio will be determined as of the corresponding Final Valuation Date or Valuation Date, as the case may be.

The Fee Amount accrues on a daily basis. The Fee Amount was equal to zero on the Initial Trade Date. On each subsequent calendar day until and including November 19, 2012, the Fee Amount increased by an amount equal to: (0.65%/365) x $25.00 x Index Performance Ratio on that day. Beginning on November 20, 2012 and on each subsequent calendar day, the Fee Amount will increase by an amount equal to: (0.55%/365) x $25.00 x Index Performance Ratio on that day. For the purpose of calculating the Fee Amount, the Index Performance Ratio on any day that is not a Trading Day is the Index Performance Ratio as of the immediately preceding Trading Day.

The “Index Performance Ratio” will be calculated as follows:

Index Ending Level
Index Starting Level

The “Index Starting Level” is 1,436.54, the closing level of the Index on the Initial Trade Date.

The “Index Ending Level” will equal the closing level of the Index on the applicable Trading Day.

Unlike ordinary debt securities, the Securities do not pay interest and do not guarantee any return of principal at maturity or upon an early redemption.

The Securities are fully exposed to any decline in the level of the Index. You may lose some or all of your investment if the Index level declines from the Initial Trade Date relative to the Final Valuation Date or the applicable Valuation Date, as the case may be, or if the Index does not increase as of such date by an amount sufficient to offset the cumulative effect of the Fee Amount.

To receive at least your Principal Amount at maturity or upon early redemption, the Index must increase by a certain amount to offset the reduction to the Redemption Amount caused by the Fee Amount.

Maturity Date

The Maturity Date is April 5, 2038, unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day. If the third Trading Day before April 5, 2038 does not qualify as the Final Valuation Date as determined in accordance with “— Final Valuation Date” below, then the Maturity Date will be the third Trading Day following the Final Valuation Date or, if such day is not a Business Day, the next following Trading Day that is also a Business Day. The calculation agent may postpone the Final Valuation Date — and therefore the Maturity Date — if a market disruption event occurs or is continuing on a day that would otherwise be the Final Valuation Date. We describe market disruption events under “— Market Disruption Event” below.

Final Valuation Date

We currently expect the Final Valuation Date to be March 31, 2038, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the Final Valuation Date will be the first following Trading Day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the Final Valuation Date for the Securities be postponed by more than five Trading Days.

Underlying Index

The return on the Securities is linked to the performance of the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return (the “Index”). The Index is designed to be a diversified benchmark for commodities as an asset class. The Index, which is rebalanced monthly, is comprised of futures contracts on 28 components, representing 24 commodities, with up to five different maturities for each individual commodity. The Index is a “total return” index.

Early Redemption

You may elect to require UBS to redeem your Securities, in whole or in part, prior to the Maturity Date on any Trading Day through and including the final Redemption Date, subject to a minimum redemption amount of at least 50,000 Securities. If you elect to have UBS redeem your Securities, you will receive a cash payment equal to the Redemption Amount, which will be determined on the applicable Valuation Date and paid on the applicable Redemption Date. You must comply with the redemption procedures described below in order to redeem your Securities. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities. Any such reduction will be applied on a consistent basis for all holders of the Securities at the time the reduction becomes effective.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to UBS via email no later than 12:00 p.m. (New York City time) on any Trading Day. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 p.m. (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

Redemption Dates

The Redemption Dates will be the third Trading Day following a Valuation Date (other than the Final Valuation Date) or, if such day is not a Business Day, the next following Trading Day that is a Business Day. The final Redemption Date will be the third Trading Day following the Valuation Date that immediately precedes the Final Valuation Date or, if such day is not a Business Day, the next following Trading Day that is a Business Day. The calculation agent may postpone the applicable Valuation Date — and therefore the applicable Redemption Date — if a market disruption event occurs or is continuing on a day that would otherwise be the applicable Valuation Date. We describe market disruption events under “— Market Disruption Event” below.

Valuation Dates

For any early redemption, the applicable “Valuation Date” means the first Trading Day immediately following the Trading Day on which you deliver a redemption notice to UBS in compliance with the redemption procedures. In the event UBS exercises its Contingent Call Right (as defined below), the Valuation Date means the third Trading Day prior to the Call Settlement Date (as defined below). If the calculation agent determines that a market disruption event occurs or is continuing on a Valuation Date, the applicable Valuation Date will be the first following Trading Day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the applicable Valuation Date for the Securities be postponed by more than five Trading Days. The Final Valuation Date is March 31, 2038.

UBS’ Contingent Call Right

On any Trading Day on or after April 4, 2013 through and including the Maturity Date (any such day, the “Call Settlement Date”), UBS may at its option redeem all, but not less than all, issued and outstanding Securities. To exercise its Contingent Call Right, UBS must provide notice to the holders of the Securities not less than five Trading Days prior to the Call Settlement Date specified by the Company in such notice. If the Company elects to redeem the Securities on the Call Settlement Date, the Holder will receive a cash payment equal to the Redemption Amount, which will be calculated on the applicable Valuation Date and paid on the Call Settlement Date. The calculation agent may postpone the applicable Valuation Date — and therefore the Call Settlement Date — if a market disruption event occurs and is continuing on a day that would otherwise be the applicable Valuation Date.

In the event we exercise our Contingent Call Right, references to payment upon early redemption also refer to payment upon our exercise of our call right. See “— Payment at Maturity or Upon Early Redemption.” We discuss these matters in ”Medium-Term Notes, Series A” under “Description of the Debt Securities We May Offer–Redemption and Payment.”

Market Disruption Event

The calculation agent will determine the Index Ending Level on the applicable Valuation Date or the Final Valuation Date, as the case may be. If the level of the Index has declined, you will lose some or all of your investment. If the level of the Index has increased, it must have increased by an amount sufficient to offset the Fee Amount in order to receive a positive return on your Securities. As described above, the applicable Valuation Date or the Final Valuation Date, as the case may be, may be postponed and thus the determination of the Index Ending Level may be postponed if the calculation agent determines that, on the applicable Valuation Date or the Final Valuation Date, as the case may be, a market disruption event has occurred or is continuing. Notwithstanding the occurrence of one or more of the events below, which may, in the calculation agent’s discretion, constitute a market disruption event, the calculation agent in its discretion may waive its right to postpone the determination of the Index Ending Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Ending Level on such date. If such a postponement occurs, the calculation agent will use the closing level of the Index on the first Trading Day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the Index Ending Level be postponed by more than five Trading Days.

If the determination of the Index Ending Level is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Index Ending Level will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Index Ending Level that would have prevailed in the absence of the market disruption event.

Any of the following will be a market disruption event:

Ø   the absence or suspension of, or material limitation or disruption in the trading of any exchange-traded futures contract included in the Index;

Ø   the settlement price of any such contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price;

Ø   the Index is not published;

Ø   the settlement price is not published for any individual exchange-traded futures contract included in the Index;

Ø   the occurrence of any event on any day or any number of consecutive days as determined by the calculation agent in its sole and reasonable discretion that affects our currency hedging (if any) with respect to U.S. dollars or the currency of any futures contract included in the Index; or

Ø   in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect ..

The following events will not be market disruption events:

Ø   a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

Ø   a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Commodity.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to a basket or any Index Commodities are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in ”Medium-Term Notes, Series A” above. If we exercise this right, the redemption price of the Securities will be determined by the calculation agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

For the purpose of determining whether the holders of our Medium-Term Notes, Series A, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series A, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Series A medium-term notes, holders of specified percentages in principal amount of all Series A medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series A medium-term notes, including the Securities. This action may involve changing some of the terms that apply to the Series A medium-term notes, accelerating the maturity of the Series A medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in ”Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the applicable Valuation Date or the Final Valuation Date, as the case may be, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If the Index Sponsors discontinue publication of the Index and they or any other person or entity publish a substitute index that the calculation agent determines is comparable to the Index and approves as a successor index then the calculation agent will determine the Index Performance Ratio, Index Ending Level and the amount payable at maturity or upon early redemption by reference to such successor index.

If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on any date when the value of the Index is required to be determined, the calculation agent will instead make the necessary determination by reference to a group of commodities and options or another index and will apply a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the exchange-traded futures contracts included in the Index or the method of calculating the Index has been changed at any time in any respect — and whether the change is made by the Index Sponsors under their existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index Commodities or is due to any other reason — that causes the Index not to fairly represent the value of the Index had such changes not been made or that otherwise affects the calculation of the performance of the Index, the Index Ending Level or the amount payable at maturity or upon early redemption, then the calculation agent may make adjustments in the method of calculating the Index that it believes are appropriate to ensure that the Index Performance Ratio used to determine the amount payable on the Maturity Date or upon early redemption is equitable. All determinations and adjustments to be made by the calculation agent with respect to the performance of the Index, Index Ending Level, the amount payable at maturity or upon early redemption or otherwise relating to the level of the Index may be made by the calculation agent in its sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or upon early redemption will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Trading Day

Trading Day means a day on which (i) the value of the Index is published by Bloomberg or Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts comprising the Index are traded, in each case as determined by the calculation agent in its sole discretion.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in  “Medium-Term Notes, Series A” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in ”Medium-Term Notes, Series A” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Maturity Date,” “— Redemption Date” and “— Valuation Date” above.

Role of Calculation Agent

Our affiliate, UBS Securities LLC, will serve as the calculation agent for the Securities. We may change the calculation agent after the original issue date of the Securities without notice. The calculation agent will make all determinations regarding the value of the Securities at maturity or upon early redemption, market disruption events, Trading Days, the default amount, the Index Starting Level, the Index Ending Level and the amount payable in respect of your Securities. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

Reissuances or Reopened Issues

We may at our sole discretion, “reopen” or reissue the Securities. We issued the Securities initially in an amount having the aggregate offering price of $100,000,000 on April 4, 2008, additional securities have an aggregate offering price of $100,000,000 were issued on May 24, 2013, and additional securities having the aggregate offering price of $100,000,000 were issued on July 15, 2013. However, we may issue additional Securities without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series A” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to (i) any over-allotment option we may grant to an agent, and (ii) any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, Jersey Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

7. ETRACS UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return
ETN Series B due April 5, 2038

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described in “Description of Debt Securities We May Offer” under “Medium-Term Notes, Series B” above. The terms described here supplement those described in ”Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

These Securities are part of a single series of senior debt securities issued under our indenture dated as of June 12, 20015 between us and U.S. Bank Trust National Association, as trustee.

We describe the terms of the Securities in more detail below.

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

Coupon

We will not pay you interest during the term of the Securities.

Denomination

The Stated Principal Amount of the Securities is $25 per Security.

Payment at Maturity or Upon Early Redemption

At maturity or upon early redemption, you will receive a cash payment per $25 Stated Principal Amount of your Securities equal to the Redemption Amount, which is calculated on the Final Valuation Date or the applicable Valuation Date, as the case may be, and based on the percentage change in the level of the Index from the Initial Trade Date relative to such Valuation Date.

The “Redemption Amount” will equal:

($25.00 × Index Performance Ratio) – Fee Amount

For purposes of calculating the Redemption Amount at maturity or upon early redemption, the Index Performance Ratio will be determined as of the corresponding Final Valuation Date or Valuation Date, as the case may be. If the amount so calculated is equal to or less than zero, the payment at maturity will be zero.

The “Index Performance Ratio” will be calculated as follows:

Index Ending Level
Index Starting Level

The “Index Starting Level” is 1,436.54, the closing level of the Index measured on April 1, 2008.

The “Index Ending Level” will equal the closing level of the Index on the applicable Trading Day.

The “Fee Amount” accrues on a daily basis. The initial Fee Amount will be $0.9565 and beginning on and including the Initial Trade Date will increase each subsequent calendar date by an amount equal to: (0.55%/365) x $25.00 x Index Performance

Ratio on that day. For the purpose of calculating the Fee Amount, the Index Performance Ratio on any day that is not a Trading Day is the Index Performance Ratio as of the immediately preceding Trading Day.

Unlike ordinary debt securities, the Securities do not pay interest and do not guarantee any return of principal at maturity or upon an early redemption.

The Securities are fully exposed to any decline in the level of the Index. You may lose some or all of your investment if the Index level on the Final Valuation Date or the applicable Valuation Date, as the case may be, is less than the Index Starting Level or if the Index level does not increase by an amount sufficient to offset the negative effect of the Fee Amount. In addition, the Fee Amount will be calculated and accumulated based on a daily Index level and therefore will depend on the daily fluctuations of the Index level. If the amount calculated above is equal to or less than zero, the payment at maturity, call or upon early redemption will be zero.

To receive at least your Stated Principal Amount at maturity or upon early redemption, the Index must increase by a certain amount to offset the reduction to the Redemption Amount caused by the Fee Amount.

Maturity Date

The “Maturity Date” is April 5, 2038, unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day. If the third Trading Day before April 5, 2038 does not qualify as the Final Valuation Date as determined in accordance with “— Final Valuation Date” below, then the Maturity Date will be the third Trading Day following the Final Valuation Date or, if such day is not a Business Day, the next following Trading Day that is also a Business Day. The Calculation Agent may postpone the Final Valuation Date — and therefore the Maturity Date — if a market disruption event occurs or is continuing on a day that would otherwise be the Final Valuation Date. We describe market disruption events under “— Market Disruption Event” below.

Final Valuation Date

We currently expect the “Final Valuation Date” to be March 31, 2038, unless the Calculation Agent determines that a market disruption event occurs or is continuing on that day. In that event, the Final Valuation Date will be the first following Trading Day on which the Calculation Agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the Final Valuation Date for the Securities be postponed by more than five (5) Trading Days.

Underlying Index

The return on the Securities is linked to the performance of the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return (the “Index”). The Index is designed to be a diversified benchmark for commodities as an asset class. The Index, which is rebalanced monthly, is comprised of futures contracts on 27 components, representing 24 commodities, with up to five different maturities for each individual commodity. The Index is a “total return” index. The overall return on the Index is generated by two components: (i) uncollateralized returns on the futures contracts comprising the Index and (ii) a daily fixed-income return, which reflects the interest earned on a hypothetical 91-day Treasury Bill portfolio theoretically deposited as margin for hypothetical positions in the futures contracts comprising the Index.

Early Redemption

You may elect to require UBS to redeem your Securities, in whole or in part, prior to the Maturity Date on any Trading Day through and including the final Redemption Date, subject to a minimum redemption amount of at least 50,000 Securities. If you elect to have UBS redeem your Securities, you will receive a cash payment equal to the Redemption Amount, which will be determined on the applicable Valuation Date and paid on the applicable Redemption Date. You must comply with the redemption procedures described below in order to redeem your Securities. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities. Any such reduction will be applied on a consistent basis for all holders of the Securities at the time the reduction becomes effective.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to UBS via email no later than 12:00 p.m. (New York City time) on any Trading Day. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 p.m. (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

Redemption Dates

The “Redemption Dates” will be the third Trading Day following a Valuation Date (other than the Final Valuation Date) or, if such day is not a Business Day, the next following Trading Day that is a Business Day. The final Redemption Date will be the third Trading Day following the Valuation Date that immediately precedes the Final Valuation Date or, if such day is not a Business Day, the next following Trading Day that is a Business Day. The Calculation Agent may postpone the applicable Valuation Date — and therefore the applicable Redemption Date — if a market disruption event occurs or is continuing on a day that would otherwise be the applicable Valuation Date. We describe market disruption events under “— Market Disruption Event” below.

Valuation Dates

For any early redemption, the applicable “Valuation Date” means the first Trading Day immediately following the Trading Day on which you deliver a redemption notice to UBS in compliance with the redemption procedures. In the event UBS exercises its Call Right (as defined below), the Valuation Date means the third Trading Day prior to the Call Settlement Date (as defined below). If the Calculation Agent determines that a market disruption event occurs or is continuing on a Valuation Date, the applicable Valuation Date will be the first following Trading Day on which the Calculation Agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the applicable Valuation Date for the Securities be postponed by more than five (5) Trading Days. The Final Valuation Date is March 31, 2038.

UBS’s Call Right

On any Trading Day on or after October 17, 2016 through and including the Maturity Date (any such day, the “Call Settlement Date”), UBS may at its option redeem all, but not less than all, issued and outstanding Securities. To exercise its Call Right, UBS must provide notice to the holders of the Securities not less than five (5) Trading Days prior to the Call Settlement Date specified by UBS in such notice. If UBS elects to redeem the Securities on the Call Settlement Date, the Holder will receive a cash payment equal to the Redemption Amount, which will be calculated on the applicable Valuation Date and paid on the Call Settlement Date. The Calculation Agent may postpone the applicable Valuation Date — and therefore the Call Settlement Date — if a market disruption event occurs and is continuing on a day that would otherwise be the applicable Valuation Date.

In the event we exercise our Call Right, references to payment upon early redemption also refer to payment upon our exercise of our call right. See “— Payment at Maturity or Upon Early Redemption.” We discuss redemption ”Medium-Term Notes, Series B” above under “Description of the Debt Securities We May Offer–Redemption and Payment.”

Market Disruption Event

The Calculation Agent will determine the Index Ending Level on the applicable Valuation Date or the Final Valuation Date, as the case may be. If the level of the Index has declined, you may lose some or all of your investment. If the level of the Index has increased, it must have increased by an amount sufficient to offset the Fee Amount in order to receive a positive return on your Securities. As described above, the applicable Valuation Date or the Final Valuation Date, as the case may be, may be postponed and thus the determination of the Index Ending Level may be postponed if the Calculation Agent determines that, on the applicable Valuation Date or the Final Valuation Date, as the case may be, a market disruption event has occurred or is continuing. Notwithstanding the occurrence of one or more of the events below, which may, in the Calculation Agent’s discretion, constitute a market disruption event, the Calculation Agent in its discretion may waive its right to postpone the determination of the Index Ending Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Ending Level on such date. If such a postponement occurs, the Calculation Agent will use the closing level of the Index on the first Trading Day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the Index Ending Level be postponed by more than five (5) Trading Days.

If the determination of the Index Ending Level is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Index Ending Level will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Index Ending Level that would have prevailed in the absence of the market disruption event.

Any of the following will be a market disruption event:

Ø   the absence or suspension of, or material limitation or disruption in the trading of any exchange-traded futures contract included in the Index;

Ø   the settlement price of any such contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price;

Ø   the Index is not published;

Ø   the settlement price is not published for any individual exchange-traded futures contract included in the Index;

Ø   the occurrence of any event on any day or any number of consecutive days as determined by the Calculation Agent in its sole and reasonable discretion that affects our currency hedging (if any) with respect to U.S. dollars or the currency of any futures contract included in the Index; or

Ø   in any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect ..

The following events will not be market disruption events:

Ø   a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

Ø   a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Commodity.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to a basket or any Index Commodities are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in ”Medium-Term Notes, Series B” above. If we exercise this right, the redemption price of the Securities will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series B, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the Securities. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in ”Medium-Term Notes, Series B” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two (2) Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five (5) Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five (5) Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two (2) Business Day objection period have not ended before the applicable Valuation Date or the Final Valuation Date, as the case may be, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If the Index Administrator discontinues publication of the Index and it or any other person or entity publishes a substitute index that the Calculation Agent determines is comparable to the Index and approves as a successor index, then the Calculation Agent will determine the Index Performance Ratio, Index Ending Level and the amount payable at maturity or upon early redemption by reference to such successor index.

If the Calculation Agent determines that the publication of the Index is discontinued and that there is no successor index on any date when the value of the Index is required to be determined, the Calculation Agent will instead make the necessary determination by reference to a group of commodities and options or another index and will apply a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the Index.

If the Calculation Agent determines that the exchange-traded futures contracts included in the Index or the method of calculating the Index has been changed at any time in any respect — and whether the change is made by the Index Administrator under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index Commodities or is due to any other reason — that causes the Index not to fairly represent the value of the Index had such changes not been made or that otherwise affects the calculation of the performance of the Index, the Index Ending Level or the amount payable at maturity or upon early redemption, then the Calculation Agent may make adjustments in the method of calculating the Index that it believes are appropriate to ensure that the Index Performance Ratio used to determine the amount payable on the Maturity Date or upon early redemption is equitable. All determinations and adjustments to be made by the Calculation Agent with respect to the performance of the Index, Index Ending Level, the amount payable at maturity or upon early redemption or otherwise relating to the level of the Index may be made by the Calculation Agent in its sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or upon early redemption will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Trading Day

Trading Day means a day on which (i) the value of the Index is published by Bloomberg or Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts comprising the Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in  “Medium-Term Notes, Series B” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B”, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Maturity Date,” “— Redemption Date” and “— Valuation Date” above.

Role of Calculation Agent

Our affiliate, UBS Securities LLC, will serve as the Calculation Agent for the Securities. We may change the Calculation Agent after the original issue date of the Securities without notice. The Calculation Agent will make all determinations regarding the value of the Securities at maturity or upon early redemption, market disruption events, Trading Days, the default amount, the Index Starting Level, the Index Ending Level and the amount payable in respect of your Securities. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

Reissuances or Reopened Issues

We may issue additional Securities without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in ”Medium-Term Notes, Series B” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate stated principal amount of the outstanding Securities of the class. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

8. ETRACS Linked to the UBS Bloomberg CMCI Gold Total Return
due April 5, 2038

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under  “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described in “Description of Debt Securities We May Offer” under “Medium-Term Notes, Series A” above. The terms described here supplement those described in  “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

We describe the terms of the Securities in more detail below.

Principal Amount: $100,000,000

Issuer: UBS AG (Jersey Branch)

Coupon

We will not pay you interest during the term of the Securities.

Denomination

The Securities will be sold at a Principal Amount of $25 per Security.

Payment at Maturity or Upon Early Redemption

At maturity or upon early redemption, you will receive a cash payment per $25 principal amount of your Securities equal to the Redemption Amount, which is calculated on the Final Valuation Date or the applicable Valuation Date, as the case may be, and based on the percentage change in the level of the Index from the Initial Trade Date relative to such Valuation Date.

The Redemption Amount will equal:

($25.00 × Index Performance Ratio) — Fee Amount

For purposes of calculating the Redemption Amount at maturity or upon early redemption, the Index Performance Ratio will be determined as of the corresponding Final Valuation Date or Valuation Date, as the case may be.

The “Fee Amount” is equal to 0.30% per annum, which accrues on a daily basis, with the Fee Amount equal to zero on April 1, 2008 (the “Initial Trade Date”), and then increasing, on each subsequent calendar day, by an amount equal to: (0.30%/365) × $25.00 × Index Performance Ratio on that day. If such day is not a Trading Day, the Index Performance Ratio will be calculated as of the immediately preceding Trading Day.

The “Index Performance Ratio” will be calculated as follows:

Index Ending Level
Index Starting Level;

The “Index Starting Level” is 1,341.44, the closing level of the Index on the Initial Trade Date. The “Index Ending Level” will equal the closing level of the Index on the applicable Trading Day.

Unlike ordinary debt securities, the Securities do not pay interest and do not guarantee any return of principal at maturity or upon an early redemption.

The Securities are fully exposed to any decline in the level of the Index. You may lose some or all of your investment if the Index level declines from the Initial Trade Date relative to the Final Valuation Date or the applicable Valuation Date, as the case may be, or if the Index does not increase as of such date by an amount sufficient to offset the cumulative effect of the Fee Amount.

To receive at least your Principal Amount at maturity or upon early redemption, the Index must increase by a certain amount to offset the reduction to the Redemption Amount caused by the Fee Amount.

Maturity Date

The Maturity Date is April 5, 2038, unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day. If the third Trading Day before April 5, 2038 does not qualify as the Final Valuation Date as determined in accordance with “— Final Valuation Date” below, then the Maturity Date will be the third Trading Day following the Final Valuation Date or, if such day is not a Business Day, the next following Trading Day that is also a Business Day. The calculation agent may postpone the Final Valuation Date — and therefore the Maturity Date — if a market disruption event occurs or is continuing on a day that would otherwise be the Final Valuation Date. We describe market disruption events under “— Market Disruption Event” below.

Final Valuation Date

We currently expect the Final Valuation Date to be March 31, 2038, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the Final Valuation Date will be the first following Trading Day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the Final Valuation Date for the Securities be postponed by more than five Trading Days.

Underlying Index

The return on the Securities is linked to the performance of the UBS Bloomberg CMCI Gold Total Return (the “Index”). The Index is a sub-index of the UBS Bloomberg Constant Maturity Commodity Index (“CMCI”) and measures the collateralized returns from a basket of gold futures contracts. It is designed to be representative of the entire liquid forward curve of the gold contracts. The Index, which is rebalanced monthly, is comprised of the gold futures contracts included in the CMCI with five target maturities. The Index is a “total return” index. The overall return on the Index is generated by two components: (i) uncollateralized returns on the gold futures contracts comprising the Index and (ii) a daily fixed-income return, which reflects the interest earned on a hypothetical 91-day Treasury Bill portfolio theoretically deposited as margin for hypothetical positions in the futures contracts comprising the Index.

Early Redemption

You may elect to require UBS to redeem your Securities, in whole or in part, prior to the Maturity Date on any Trading Day through and including the final Redemption Date, subject to a minimum redemption amount of at least 50,000 Securities. If you elect to have UBS redeem your Securities, you will receive a cash payment equal to the Redemption Amount, which will be determined on the applicable Valuation Date and paid on the applicable Redemption Date. You must comply with the redemption procedures described below in order to redeem your Securities. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities. Any such reduction will be applied on a consistent basis for all holders of the Securities at the time the reduction becomes effective.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to UBS via email no later than 12:00 p.m. (New York City time) on any Trading Day. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 p.m. (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

Redemption Dates

The Redemption Dates will be the third Trading Day following a Valuation Date (other than the Final Valuation Date) or, if such day is not a Business Day, the next following Trading Day that is a Business Day. The final Redemption Date will be the third Trading Day following the Valuation Date that immediately precedes the Final Valuation Date or, if such day is not a Business Day, the next following Trading Day that is a Business Day. The calculation agent may postpone the applicable Valuation Date — and therefore the applicable Redemption Date — if a market disruption event occurs or is continuing on a day that would otherwise be the applicable Valuation Date. We describe market disruption events under “— Market Disruption Event” below.

Valuation Dates

For any early redemption, the applicable “Valuation Date” means the first Trading Day immediately following the Trading Day on which you deliver a redemption notice to UBS in compliance with the redemption procedures. In the event UBS exercises its Contingent Call Right (as defined below), the Valuation Date means the third Trading Day prior to the Call Settlement Date (as defined below). If the calculation agent determines that a market disruption event occurs or is continuing on a Valuation Date, the applicable Valuation Date will be the first following Trading Day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the applicable Valuation Date for the Securities be postponed by more than five Trading Days. The Final Valuation Date is March 31, 2038.

UBS’ Contingent Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than five days’ prior notice to the holders of the Securities, such redemption to occur on any Trading Day (or if such day is not a Business Day, the next Trading Day that is also a Business Day) that we may specify on or after April 4, 2013 through and including April 5, 2038 (the “Call Settlement Date”) if the aggregate principal amount of Securities issued and outstanding is less than $10,000,000 on the fifth Trading Day prior to the Call Settlement Date specified by UBS. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to the Redemption Amount, which will be calculated on the applicable Valuation Date and paid on the Call Settlement Date. The calculation agent may postpone the applicable Valuation Date — and therefore the Call Settlement Date — if a market disruption event occurs and is continuing on a day that would otherwise be the applicable Valuation Date.

In the event we exercise our Contingent Call Right, references to payment upon early redemption also refer to payment upon our exercise of our call right. See “— Payment at Maturity or Upon Early Redemption.” We discuss these matters in  “Medium-Term Notes, Series A” above under “Description of the Debt Securities We May Offer — Redemption and Payment.”

Market Disruption Event

The calculation agent will determine the Index Ending Level on the applicable Valuation Date or the Final Valuation Date, as the case may be. If the level of the Index has declined, you will lose some or all of your investment. If the level of the Index has increased, it must have increased by an amount sufficient to offset the Fee Amount in order to receive a positive return on your Securities. As described above, the applicable Valuation Date or the Final Valuation Date, as the case may be, may be postponed and thus the determination of the Index Ending Level may be postponed if the calculation agent determines that, on the applicable Valuation Date or the Final Valuation Date, as the case may be, a market disruption event has occurred or is continuing. Notwithstanding the occurrence of one or more of the events below, which may, in the calculation agent’s discretion, constitute a market disruption event, the calculation agent in its discretion may waive its right to postpone the determination of the Index Ending Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Ending Level on such date. If such a postponement occurs, the calculation agent will use the closing level of the Index on the first Trading Day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the Index Ending Level be postponed by more than five Trading Days.

If the determination of the Index Ending Level is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Index Ending Level will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Index Ending Level that would have prevailed in the absence of the market disruption event.

Any of the following will be a market disruption event:

Ø   the absence or suspension of, or material limitation or disruption in the trading of any exchange-traded futures contract included in the Index;

Ø   the settlement price of any such contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price;

Ø   the Index is not published;

Ø   the settlement price is not published for any individual exchange-traded futures contract included in the Index;

Ø   the occurrence of any event on any day or any number of consecutive days as determined by the calculation agent in its sole and reasonable discretion that affects our currency hedging (if any) with respect to U.S. dollars or the currency of any futures contract included in the Index; or

Ø   in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect.

The following events will not be market disruption events:

Ø   a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

Ø   a decision to permanently discontinue trading in the option or futures contracts relating to the Index or gold.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to a basket or gold is traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Redemption Price upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series A” above. If we exercise this right, the redemption price of the Securities will be determined by the calculation agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

For the purpose of determining whether the holders of our Medium-Term Notes, Series A, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series A, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Series A medium-term notes, holders of specified percentages in principal amount of all Series A medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series A medium-term notes, including the Securities. This action may involve changing some of the terms that apply to the Series A medium-term notes, accelerating the maturity of the Series A medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the applicable Valuation Date or the Final Valuation Date, as the case may be, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If the Index Sponsors discontinue publication of the Index and they or any other person or entity publish a substitute index that the calculation agent determines is comparable to the Index and approves as a successor index then the calculation agent will determine the Index Performance Ratio, Index Ending Level and the amount payable at maturity or upon early redemption by reference to such successor index.

If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on any date when the value of the Index is required to be determined, the calculation agent will instead make the necessary determination by reference to a group of commodities and options or another index and will apply a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the exchange-traded futures contracts included in the Index or the method of calculating the Index has been changed at any time in any respect — and whether the change is made by the Index Sponsors under their existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of gold or is due to any other reason — that causes the Index not to fairly represent the value of the Index had such changes not been made or that otherwise affects the calculation of the performance of the Index, the Index Ending Level or the amount payable at maturity or upon early redemption, then the calculation agent may make adjustments in the method of calculating the Index that it believes are appropriate to ensure that the Index Performance Ratio used to determine the amount payable on the Maturity Date or upon early redemption is equitable. All determinations and adjustments to be made by the calculation agent with respect to the performance of the Index, Index Ending Level, the amount payable at maturity or upon early redemption or otherwise relating to the level of the Index may be made by the calculation agent in its sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or upon early redemption will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Trading Day

Trading Day means a day on which (i) the value of the Index is published by Bloomberg or Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts comprising the Index are traded, in each case as determined by the calculation agent in its sole discretion.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series A” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series A” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Maturity Date,” “— Redemption Date” and “— Valuation Date” above.

Role of Calculation Agent

Our affiliate, UBS Securities LLC, will serve as the calculation agent for the Securities. We may change the calculation agent after the original issue date of the Securities without notice. The calculation agent will make all determinations regarding the value of the Securities at maturity or upon early redemption, market disruption events, Trading Days, the default amount, the Index Starting Level, the Index Ending Level and the amount payable in respect of your Securities. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

Reissuances or Reopened Issues

However, we may issue additional Securities without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series A” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to (i) any over-allotment option we may grant to an agent, and (ii) any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, Jersey Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

9. E-TRACS Linked to the UBS Bloomberg CMCI Silver Total Return
due April 5, 2038

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” in “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described in “Description of Debt Securities We May Offer” under “Medium-Term Notes, Series A” above. The terms described here supplement those described in  “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

We describe the terms of the Securities in more detail below.

Principal Amount: $50,000,000

Issuer: UBS AG (Jersey Branch)

Coupon

We will not pay you interest during the term of the Securities.

Denomination

The Securities will be sold at a Principal Amount of $25 per Security.

Payment at Maturity or Upon Early Redemption

At maturity or upon early redemption, you will receive a cash payment per $25 principal amount of your Securities equal to the Redemption Amount, which is calculated on the Final Valuation Date or the applicable Valuation Date, as the case may be, and based on the percentage change in the level of the Index from the Initial Trade Date relative to such Valuation Date.

The Redemption Amount will equal:

($25.00 × Index Performance Ratio) — Fee Amount

For purposes of calculating the Redemption Amount at maturity or upon early redemption, the Index Performance Ratio will be determined as of the corresponding Final Valuation Date or Valuation Date, as the case may be.

The “Fee Amount” is equal to 0.40% per annum, which accrues on a daily basis, with the Fee Amount equal to zero on April 1, 2008 (the “Initial Trade Date”), and then increasing, on each subsequent calendar day, by an amount equal to: (0.40%/365) × $25.00 × Index Performance Ratio on that day. If such day is not a Trading Day, the Index Performance Ratio will be calculated as of the immediately preceding Trading Day.

The “Index Performance Ratio” will be calculated as follows:

Index Ending Level
Index Starting Level

The “Index Starting Level” is 1,257.22, the closing level of the Index on the Initial Trade Date. The “Index Ending Level” will equal the closing level of the Index on the applicable Trading Day.

Unlike ordinary debt securities, the Securities do not pay interest and do not guarantee any return of principal at maturity or upon an early redemption.

The Securities are fully exposed to any decline in the level of the Index. You may lose some or all of your investment if the Index level declines from the Initial Trade Date relative to the Final Valuation Date or the applicable Valuation Date, as the case may be, or if the Index does not increase as of such date by an amount sufficient to offset the cumulative effect of the Fee Amount.

To receive at least your Principal Amount at maturity or upon early redemption, the Index must increase by a certain amount to offset the reduction to the Redemption Amount caused by the Fee Amount.

Maturity Date

The Maturity Date is April 5, 2038, unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day. If the third Trading Day before April 5, 2038 does not qualify as the Final Valuation Date as determined in accordance with “ — Final Valuation Date” below, then the Maturity Date will be the third Trading Day following the Final Valuation Date or, if such day is not a Business Day, the next following Trading Day that is also a Business Day. The calculation agent may postpone the Final Valuation Date — and therefore the Maturity Date — if a market disruption event occurs or is continuing on a day that would otherwise be the Final Valuation Date. We describe market disruption events under “ — Market Disruption Event” below.

Final Valuation Date

We currently expect the Final Valuation Date to be March 31, 2038, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the Final Valuation Date will be the first following Trading Day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the Final Valuation Date for the Securities be postponed by more than five Trading Days.

Underlying Index

The return on the Securities is linked to the performance of the UBS Bloomberg CMCI Silver Total Return (the “Index”). The Index is a sub-index of the UBS Bloomberg Constant Maturity Commodity Index (“CMCI”) and measures the collateralized returns from a basket of silver futures contracts. It is designed to be representative of the entire liquid forward curve of the silver contracts. The Index, which is rebalanced monthly, is comprised of the silver futures contracts included in the CMCI with five target maturities. The Index is a “total return” index. The overall return on the Index is generated by two components: (i) uncollateralized returns on the silver futures contracts comprising the Index and (ii) a daily fixed-income return, which reflects the interest earned on a hypothetical 91-day Treasury Bill portfolio theoretically deposited as margin for hypothetical positions in the futures contracts comprising the Index.

Early Redemption

You may elect to require UBS to redeem your Securities, in whole or in part, prior to the Maturity Date on any Trading Day through and including the final Redemption Date, subject to a minimum redemption amount of at least 50,000 Securities. If you elect to have UBS redeem your Securities, you will receive a cash payment equal to the Redemption Amount, which will be determined on the applicable Valuation Date and paid on the applicable Redemption Date. You must comply with the redemption procedures described below in order to redeem your Securities. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities. Any such reduction will be applied on a consistent basis for all holders of the Securities at the time the reduction becomes effective.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to UBS via email no later than 12:00 p.m. (New York City time) on any Trading Day. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 p.m. (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

Redemption Dates

The Redemption Dates will be the third Trading Day following a Valuation Date (other than the Final Valuation Date) or, if such day is not a Business Day, the next following Trading Day that is a Business Day. The final Redemption Date will be the third Trading Day following the Valuation Date that immediately precedes the Final Valuation Date or, if such day is not a Business Day, the next following Trading Day that is a Business Day. The calculation agent may postpone the applicable Valuation Date — and therefore the applicable Redemption Date — if a market disruption event occurs or is continuing on a day that would otherwise be the applicable Valuation Date. We describe market disruption events under “ — Market Disruption Event” below.

Valuation Dates

For any early redemption, the applicable “Valuation Date” means the first Trading Day immediately following the Trading Day on which you deliver a redemption notice to UBS in compliance with the redemption procedures. In the event UBS exercises its Contingent Call Right (as defined below), the Valuation Date means the third Trading Day prior to the Call Settlement Date (as defined below). If the calculation agent determines that a market disruption event occurs or is continuing on a Valuation Date, the applicable Valuation Date will be the first following Trading Day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the applicable Valuation Date for the Securities be postponed by more than five Trading Days. The Final Valuation Date is March 31, 2038.

UBS’ Contingent Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than five days’ prior notice to the holders of the Securities, such redemption to occur on any Trading Day (or if such day is not a Business Day, the next Trading Day that is also a Business Day) that we may specify on or after April 4, 2013 through and including April 5, 2038 (the “Call Settlement Date”) if the aggregate principal amount of Securities issued and outstanding is less than $10,000,000 on the fifth Trading Day prior to the Call Settlement Date specified by UBS. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to the Redemption Amount, which will be calculated on the applicable Valuation Date and paid on the Call Settlement Date. The calculation agent may postpone the applicable Valuation Date — and therefore the Call Settlement Date — if a market disruption event occurs and is continuing on a day that would otherwise be the applicable Valuation Date.

In the event we exercise our Contingent Call Right, references to payment upon early redemption also refer to payment upon our exercise of our call right. See “ — Payment at Maturity or Upon Early Redemption.” We discuss these matters in  “Medium-Term Notes, Series A” above under “Description of the Debt Securities We May Offer — Redemption and Payment.”

Market Disruption Event

The calculation agent will determine the Index Ending Level on the applicable Valuation Date or the Final Valuation Date, as the case may be. If the level of the Index has declined, you will lose some or all of your investment. If the level of the Index has increased, it must have increased by an amount sufficient to offset the Fee Amount in order to receive a positive return on your Securities. As described above, the applicable Valuation Date or the Final Valuation Date, as the case may be, may be postponed and thus the determination of the Index Ending Level may be postponed if the calculation agent determines that, on the applicable Valuation Date or the Final Valuation Date, as the case may be, a market disruption event has occurred or is continuing. Notwithstanding the occurrence of one or more of the events below, which may, in the calculation agent’s discretion, constitute a market disruption event, the calculation agent in its discretion may waive its right to postpone the determination of the Index Ending Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Ending Level on such date. If such a postponement occurs, the calculation agent will use the closing level of the Index on the first Trading Day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the Index Ending Level be postponed by more than five Trading Days.

If the determination of the Index Ending Level is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Index Ending Level will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Index Ending Level that would have prevailed in the absence of the market disruption event.

Any of the following will be a market disruption event:

Ø   the absence or suspension of, or material limitation or disruption in the trading of any exchange-traded futures contract included in the Index;

Ø   the settlement price of any such contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price;

Ø   the Index is not published;

Ø   the settlement price is not published for any individual exchange-traded futures contract included in the Index;

Ø   the occurrence of any event on any day or any number of consecutive days as determined by the calculation agent in its sole and reasonable discretion that affects our currency hedging (if any) with respect to U.S. dollars or the currency of any futures contract included in the Index; or

Ø   in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect  of the applicable prospectus.

The following events will not be market disruption events:

Ø   a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

Ø   a decision to permanently discontinue trading in the option or futures contracts relating to the Index or silver.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to a basket or silver is traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Redemption Price upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in  “Medium-Term Notes, Series A” above. If we exercise this right, the redemption price of the Securities will be determined by the calculation agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “ — Default Amount.”

For the purpose of determining whether the holders of our Medium-Term Notes, Series A, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series A, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Series A medium-term notes, holders of specified percentages in principal amount of all Series A medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series A medium-term notes, including the Securities. This action may involve changing some of the terms that apply to the Series A medium-term notes, accelerating the maturity of the Series A medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in  “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the applicable Valuation Date or the Final Valuation Date, as the case may be, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If the Index Sponsors discontinue publication of the Index and they or any other person or entity publish a substitute index that the calculation agent determines is comparable to the Index and approves as a successor index then the calculation agent will determine the Index Performance Ratio, Index Ending Level and the amount payable at maturity or upon early redemption by reference to such successor index.

If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on any date when the value of the Index is required to be determined, the calculation agent will instead make the necessary determination by reference to a group of commodities and options or another index and will apply a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the exchange-traded futures contracts included in the Index or the method of calculating the Index has been changed at any time in any respect — and whether the change is made by the Index Sponsors under their existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of silver or is due to any other reason — that causes the Index not to fairly represent the value of the Index had such changes not been made or that otherwise affects the calculation of the performance of the Index, the Index Ending Level or the amount payable at maturity or upon early redemption, then the calculation agent may make adjustments in the method of calculating the Index that it believes are appropriate to ensure that the Index Performance Ratio used to determine the amount payable on the Maturity Date or upon early redemption is equitable. All determinations and adjustments to be made by the calculation agent with respect to the performance of the Index, Index Ending Level, the amount payable at maturity or upon early redemption or otherwise relating to the level of the Index may be made by the calculation agent in its sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or upon early redemption will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Trading Day

Trading Day means a day on which (i) the value of the Index is published by Bloomberg or Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts comprising the Index are traded, in each case as determined by the calculation agent in its sole discretion.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series A” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series A” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “ — Maturity Date,” “ — Redemption Date” and “ — Valuation Date” above.

Role of Calculation Agent

Our affiliate, UBS Securities LLC, will serve as the calculation agent for the Securities. We may change the calculation agent after the original issue date of the Securities without notice. The calculation agent will make all determinations regarding the value of the Securities at maturity or upon early redemption, market disruption events, Trading Days, the default amount, the Index Starting Level, the Index Ending Level and the amount payable in respect of your Securities. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

Reissuances or Reopened Issues

We may issue additional Securities without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in  “Medium-Term Notes, Series A” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to (i) any over-allotment option we may grant to an agent, and (ii) any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, Jersey Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

10. E-TRACS Linked to the Bloomberg Commodity Index Total ReturnSM
due October 31, 2039

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A”. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described in “Description of Debt Securities We May Offer” under “Medium-Term Notes, Series A” above. The terms described here supplement those described under “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Principal Amount: $750,000,000

Issuer: UBS AG (Jersey Branch)

Coupon

We will not pay you interest during the term of the Securities.

Denomination

The Securities will be sold at a Principal Amount of $25.00 per Security.

Payment at Maturity or Upon Early Redemption

At maturity or upon early redemption, you will receive a cash payment per $25.00 principal amount of your Securities equal to the Redemption Amount, which is calculated on the Final Valuation Date or the applicable Valuation Date, as the case may be, and based on the percentage change in the level of the Index from the Initial Trade Date relative to such Valuation Date.

The Redemption Amount will equal:

($25.00 × Index Performance Ratio) — Fee Amount

For purposes of calculating the Redemption Amount at maturity or upon early redemption, the Index Performance Ratio will be determined as of the corresponding Final Valuation Date or Valuation Date, as the case may be.

The “Fee Amount” is equal to 0.50% per annum, which accrues on a daily basis, with the Fee Amount equal to zero on October 28, 2009 (the “Initial Trade Date”), and then increasing, on each subsequent calendar day, by an amount equal to: (0.50%/365) × $25.00 × Index Performance Ratio on that day. If such day is not a Trading Day, the Index Performance Ratio will be calculated as of the immediately preceding Trading Day.

The “Index Performance Ratio” will be calculated as follows:

Index Ending Level
Index Starting Level

The “Index Starting Level” is 264.194, the closing level of the Index on the Initial Trade Date.

The “Index Ending Level” will equal the closing level of the Index on the applicable Valuation Date.

Unlike ordinary debt securities, the Securities do not pay interest and do not guarantee any return of principal at maturity or upon an early redemption.

The Securities are fully exposed to any decline in the level of the Index. You may lose some or all of your investment if the Index level declines from the Initial Trade Date relative to the Final Valuation Date or the applicable Valuation

Date, as the case may be, or if the Index does not increase as of such date by an amount sufficient to offset the cumulative effect of the Fee Amount.

To receive at least your Principal Amount at maturity or upon early redemption, the Index must increase by a certain amount to offset the reduction to the Redemption Amount caused by the Fee Amount.

Maturity Date

The Maturity Date is October 31, 2039, unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day. If the third Trading Day before October 31, 2039 does not qualify as the Final Valuation Date as determined in accordance with “— Final Valuation Date” below, then the Maturity Date will be the third Trading Day following the Final Valuation Date or, if such day is not a Business Day, the next following Trading Day that is also a Business Day. The calculation agent may postpone the Final Valuation Date — and therefore the Maturity Date — if a market disruption event occurs or is continuing on a day that would otherwise be the Final Valuation Date. We describe market disruption events under “— Market Disruption Event” below.

Final Valuation Date

We currently expect the Final Valuation Date to be the Trading Day that falls on October 26, 2039, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the Final Valuation Date will be the first following Trading Day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the Final Valuation Date for the Securities be postponed by more than five Trading Days.

Underlying Index

The return on the Securities is linked to the performance of the Bloomberg Commodity Index Total ReturnSM. The Index is composed of the prices of twenty-two exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The commodities included in the Index for 2014 are as follows: aluminum, coffee, copper, corn, cotton, crude oil (WTI and Brent), gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean meal, soybean oil, sugar, unleaded gas (RBOB), wheat (soft and hard red winter) and zinc. The Index is a “total return” index. The overall return on the Index is generated by two components: (i) unleveraged returns on futures contracts on the physical commodities comprising the Index and (ii) the returns that correspond to the weekly announced interest rate for specified 3-month U.S. Treasury Bills.

Early Redemption

You may elect to require UBS to redeem your Securities, in whole or in part, prior to the Maturity Date on any Trading Day, provided that the Trading Day is also a Business Day, through and including the final Redemption Date, subject to a minimum redemption amount of at least 50,000 Securities. If you elect to have UBS redeem your Securities, you will receive a cash payment equal to the Redemption Amount, which will be determined on the applicable Valuation Date and paid on the applicable Redemption Date. You must comply with the redemption procedures described below in order to redeem your Securities. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities. Any such reduction will be applied on a consistent basis for all holders of the Securities at the time the reduction becomes effective.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to UBS via email no later than 10:00 a.m. (New York City time) on any Trading Day. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 10:00 a.m. (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

Redemption Dates

The applicable Redemption Date will be the fifth Trading Day following a Valuation Date (other than the Final Valuation Date) or, if such day is not a Business Day, the next following Trading Day that is a Business Day. The final Redemption Date will be the third Trading Day following the Valuation Date that immediately precedes the Final Valuation Date or, if such day is not a Business Day, the next following Trading Day that is a Business Day. The calculation agent may postpone the applicable Valuation Date — and therefore the applicable Redemption Date — if a market disruption event occurs or is continuing on a day that would otherwise be the applicable Valuation Date. We describe market disruption events under “— Market Disruption Event” below.

Valuation Dates

For any early redemption, the applicable “Valuation Date” means the first Trading Day immediately following the Trading Day on which you deliver a redemption notice to UBS in compliance with the redemption procedures. In the event UBS exercises its Call Right (as defined below), the Valuation Date means the third Trading Day prior to the Call Settlement Date (as defined below). If the calculation agent determines that a market disruption event occurs or is continuing on a Valuation Date, the applicable Valuation Date will be the first following Trading Day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the applicable Valuation Date for the Securities be postponed by more than five Trading Days. The Final Valuation Date is October 26, 2039.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than ten calendar days’ prior notice to the holders of the Securities, such redemption to occur on any Trading Day (or if such day is not a Business Day, the next Trading Day that is also a Business Day) that we may specify through and including the Maturity Date (the “Call Settlement Date”). Upon early redemption in the event we exercise this right, you will receive a cash payment equal to the Redemption Amount, which will be calculated on the applicable Valuation Date and paid on the Call Settlement Date. The calculation agent may postpone the applicable Valuation Date — and therefore the Call Settlement Date — if a market disruption event occurs and is continuing on a day that would otherwise be the applicable Valuation Date.

In the event we exercise our Call Right, references to payment upon early redemption also refer to payment upon our exercise of our Call Right. See “ — Payment at Maturity or Upon Early Redemption” above. We discuss these matters in “Medium-Term Notes, Series A” above under “Description of the Debt Securities We May Offer — Redemption and Repayment.”

Market Disruption Event

The calculation agent will determine the Index Ending Level on the applicable Valuation Date or the Final Valuation Date, as the case may be. If the level of the Index has declined, you will lose some or all of your investment. If the level of the Index has increased, it must have increased by an amount sufficient to offset the Fee Amount in order to receive a positive return on your Securities. As described above, the applicable Valuation Date or the Final Valuation Date, as the case may be, may be postponed and thus the determination of the Index Ending Level may be postponed if the calculation agent determines that, on the applicable Valuation Date or the Final Valuation Date, as the case may be, a market disruption event has occurred or is continuing. Notwithstanding the occurrence of one or more of the events below, which may, in the calculation agent’s discretion, constitute a market disruption event, the calculation agent in its discretion may waive its right to postpone the determination of the Index Ending Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Ending Level on such date. If such a postponement occurs, the calculation agent will use the closing level of the Index on the first Trading Day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the Index Ending Level be postponed by more than five Trading Days.

If the determination of the Index Ending Level is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Index Ending Level will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Index Ending Level that would have prevailed in the absence of the market disruption event.

Any of the following will be a market disruption event:

Ø   the absence or suspension of, or material limitation or disruption in the trading of any exchange-traded futures contract included in the Index;

Ø   the settlement price of any such contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price;

Ø   the Index is not published;

Ø   the settlement price is not published for any individual exchange-traded futures contract included in the Index;

Ø   the occurrence of any event on any day or any number of consecutive days as determined by the calculation agent in its sole and reasonable discretion that affects our currency hedging (if any) with respect to U.S. dollars or the currency of any futures contract included in the Index; or

Ø   in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect.

The following events will not be market disruption events:

Ø   a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

Ø   a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Commodity.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to a basket or any Index Commodities are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

If a market disruption event affecting any Index Commodity occurs during the fifth through the ninth Business Days of each month (the “Hedge Roll Period”) in any month other than January, then the daily roll of the relevant Designated Contract for such Index Commodity will be postponed until the next available Business Day on which a market disruption event does not occur, and the calculation of the Index will be adjusted to reflect this. The Hedge Roll Period will be extended only if a market disruption event affects an Index Commodity on the scheduled final Business Day comprising the Hedge Roll Period.

If a market disruption event affecting any Index Commodity occurs during the January Hedge Roll Period, then the rolling or rebalancing of the relevant Designated Contract will occur in all cases over five Business Days on which no market disruption event exists at a rate of 20% per day. The January Hedge Roll Period, and the resulting rebalancing that is scheduled to occur, will be extended in all cases until the affected Designated Contract finishes rolling over five Business Days not affected by a market disruption event.

If a market disruption event occurs on a CIM Determination Date in respect of any lead future for an Index Commodity used in the calculation of the CIMs, then the settlement prices used to calculate the CIMs for such year will be from the first prior Business Day on which a market disruption event had not occurred in any such futures.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series A” above. If we exercise this right, the redemption price of the Securities will be determined by the calculation agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

For the purpose of determining whether the holders of our Medium-Term Notes, Series A, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series A, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series A, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series A, accelerating the maturity of the Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the applicable Valuation Date or the Final Valuation Date, as the case may be, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If the Index Sponsors discontinue publication of the Index and they or any other person or entity publish a substitute index that the calculation agent determines is comparable to the Index and approves as a successor index then the calculation agent will determine the Index Performance Ratio, Index Ending Level and the amount payable at maturity or upon early redemption by reference to such successor index.

If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on any date when the value of the Index is required to be determined, the calculation agent will instead make the necessary determination by reference to a group of commodities and options or another index and will apply a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the exchange-traded futures contracts included in the Index or the method of calculating the Index has been changed at any time in any respect — and whether the change is made by the Index Sponsors under their existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index Commodities or is due to any other reason — that causes the Index not to fairly represent the value of the Index had such changes not been made or that otherwise affects the calculation of the performance of the Index, the Index Ending Level or the amount payable at maturity or upon early redemption, then the calculation agent may make adjustments in the method of calculating the Index that it believes are appropriate to ensure that the Index Performance Ratio used to determine the amount payable on the Maturity Date or upon early redemption is equitable. All determinations and adjustments to be made by the calculation agent with respect to the performance of the Index, Index Ending Level, the amount payable at maturity or upon early redemption or otherwise relating to the level of the Index may be made by the calculation agent in its sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or upon early redemption will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Trading Day

Trading Day means a day on which (i) the value of the Index is published by Bloomberg L.P. or Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts comprising the Index are traded, in each case as determined by the calculation agent in its sole discretion.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a “business day” of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in  “Medium-Term Notes, Series A” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “ — Maturity Date,” “ — Redemption Date” and “ — Valuation Date” above.

Role of Calculation Agent

Our affiliate, UBS Securities LLC, will serve as the calculation agent for the Securities. We may change the calculation agent after the original issue date of the Securities without notice. The calculation agent will make all determinations regarding the value of the Securities at maturity or upon early redemption, market disruption events, Trading Days, the default amount, the Index Starting Level, the Index Ending Level and the amount payable in respect of your Securities. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

Reissuances or Reopened Issues

We may, at our sole discretion, “reopen” or reissue the Securities. We issued the Securities initially in an amount having the aggregate offering price of $100,000,000 on October 30, 2009 and issued additional securities having the aggregate offering price of $150,000,000 on March 18, 2014 and additional Securities having the aggregate offering price of $500,000,000 on December 15, 2014. We may issue additional Securities without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series A” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to (i) any over-allotment option we may grant to an agent and (ii) any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, Jersey Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

11. ETRACS Bloomberg Commodity Index Total ReturnSM ETN Series B
due October 31, 2039

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described in “Description of Debt Securities We May Offer” under “Medium-Term Notes, Series B” above. The terms described here supplement those described in “Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Principal Amount: $75,000,000

Issuer: UBS AG (London Branch)

Coupon

We will not pay you interest during the term of the Securities.

Denomination

The Stated Principal Amount per Security is $25.00.

Payment at Maturity, Call or Upon Early Redemption

At maturity, call or upon early redemption, you will receive a cash payment per $25.00 principal amount of your Securities equal to the Redemption Amount, which is calculated on the Final Valuation Date or the applicable Valuation Date, as the case may be, and based on the percentage change in the level of the Index from the Initial Trade Date relative to such Valuation Date.

The “Redemption Amount” will equal:

($25.00 × Index Performance Ratio) — Fee Amount

For purposes of calculating the Redemption Amount at maturity or upon early redemption, the Index Performance Ratio will be determined as of the corresponding Final Valuation Date or Valuation Date, as the case may be.

The “Fee Amount” is equal to 0.50% per annum, which accrues on a daily basis, with the Fee Amount equal to $1.0823 on the Initial Trade Date, and then increasing, on each subsequent calendar day, by an amount equal to: (0.50%/365) × $25.00 × Index Performance Ratio on that day. If such day is not a Trading Day, the Index Performance Ratio will be calculated as of the immediately preceding Trading Day.

The “Index Performance Ratio” will be calculated as follows:

Index Ending Level
Index Starting Level

The “Index Starting Level” is 264.194, the closing level of the Index on October 28, 2009.

The “Index Ending Level” will equal the closing level of the Index on the applicable Valuation Date.

Unlike ordinary debt securities, the Securities do not pay interest and do not guarantee any return of principal at maturity, call or upon an early redemption.

The Securities are fully exposed to any decline in the level of the Index. You may lose some or all of your investment if the Index level declines from the Initial Trade Date relative to the Final Valuation Date or the applicable Valuation Date, as the case may be, or if the Index does not increase as of such date by an amount sufficient to offset the cumulative effect of the Fee Amount.

To receive at least your initial investment at maturity or upon early redemption, the Index must increase by a certain amount to offset the reduction to the Redemption Amount caused by the Fee Amount.

Maturity Date

The Maturity Date is October 31, 2039, unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day. If the third Trading Day before October 31, 2039 does not qualify as the Final Valuation Date as determined in accordance with “— Final Valuation Date” below, then the Maturity Date will be the third Trading Day following the Final Valuation Date or, if such day is not a Business Day, the next following Trading Day that is also a Business Day. The calculation agent may postpone the Final Valuation Date — and therefore the Maturity Date — if a market disruption event occurs or is continuing on a day that would otherwise be the Final Valuation Date. We describe market disruption events under “— Market Disruption Event” below.

Final Valuation Date

We currently expect the Final Valuation Date to be the Trading Day that falls on October 26, 2039, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the Final Valuation Date will be the first following Trading Day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the Final Valuation Date for the Securities be postponed by more than five Trading Days.

Underlying Index

The return on the Securities is linked to the performance of the Bloomberg Commodity Index Total ReturnSM. The Index is composed of the prices of twenty-one exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The twenty-one commodities included in the Index for 2019 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, lean hogs, live cattle, low sulfur gas oil, natural gas, nickel, RBOB gasoline, silver, soybeans, soybean meal, soybean oil, sugar, wheat, ULS diesel and zinc. The Index is a “total return” index. The overall return on the Index is generated by two components: (i) unleveraged returns on futures contracts on the physical commodities comprising the Index and (ii) the returns that correspond to the weekly announced interest rate for specified 3-month U.S. Treasury Bills.

Early Redemption

You may elect to require UBS to redeem your Securities, in whole or in part, prior to the Maturity Date on any Trading Day, provided that the Trading Day is also a Business Day, through and including the final Redemption Date, subject to a minimum redemption amount of at least 50,000 Securities. If you elect to have UBS redeem your Securities, you will receive a cash payment equal to the Redemption Amount, which will be determined on the applicable Valuation Date and paid on the applicable Redemption Date. You must comply with the redemption procedures described below in order to redeem your Securities. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities. UBS reserves the right from time to time to waive this minimum redemption amount in its sole discretion on a case-by-case basis. You should not assume you will be entitled to the benefit of any such waiver.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on any Trading Day. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 12:00 noon (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

Redemption Dates

The applicable Redemption Date will be the third Trading Day following a Valuation Date (other than the Final Valuation Date) or, if such day is not a Business Day, the next following Trading Day that is a Business Day. The final Redemption Date will be the third Trading Day following the Valuation Date that immediately precedes the Final Valuation Date or, if such day is not a Business Day, the next following Trading Day that is a Business Day. The calculation agent may postpone the applicable Valuation Date — and therefore the applicable Redemption Date — if a market disruption event occurs or is continuing on a day that would otherwise be the applicable Valuation Date. We describe market disruption events under “— Market Disruption Event” below.

Valuation Dates

For any early redemption, the applicable “Valuation Date” means the first Trading Day immediately following the Trading Day on which you deliver a redemption notice to UBS in compliance with the redemption procedures. In the event UBS exercises its call right, the Valuation Date means the third Trading Day prior to the Call Settlement Date (as defined below). If the calculation agent determines that a market disruption event occurs or is continuing on a Valuation Date, the applicable Valuation Date will be the first following Trading Day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the applicable Valuation Date for the Securities be postponed by more than five Trading Days. The Final Valuation Date is October 26, 2039.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than ten calendar days’ prior notice to the holders of the Securities, such redemption to occur on any Trading Day (or if such day is not a Business Day, the next Trading Day that is also a Business Day) that we may specify through and including the Maturity Date (the “Call Settlement Date”). Upon early redemption in the event we exercise our call right, you will receive a cash payment equal to the Redemption Amount, which will be calculated on the applicable Valuation Date and paid on the Call Settlement Date. The calculation agent may postpone the applicable Valuation Date — and therefore the Call Settlement Date — if a market disruption event occurs and is continuing on a day that would otherwise be the applicable Valuation Date.

In the event we exercise our call right, references to payment upon early redemption also refer to payment upon our exercise of our call right. See “— Payment at Maturity, Call or Upon Early Redemption” above. We discuss these matters in “Medium-Term Notes, Series B” above under “Description of the Debt Securities We May Offer — Redemption and Repayment.”

Market Disruption Event

The calculation agent will determine the Index Ending Level on the applicable Valuation Date or the Final Valuation Date, as the case may be. If the level of the Index has declined, you will lose some or all of your investment. If the level of the Index has increased, it must have increased by an amount sufficient to offset the Fee Amount in order to receive a positive return on your Securities. As described above, the applicable Valuation Date or the Final Valuation Date, as the case may be, may be postponed and thus the determination of the Index Ending Level may be postponed if the calculation agent determines that, on the applicable Valuation Date or the Final Valuation Date, as the case may be, a market disruption event has occurred or is continuing. Notwithstanding the occurrence of one or more of the events below, which may, in the calculation agent’s discretion, constitute a market disruption event, the calculation agent in its discretion may waive its right to postpone the determination of the Index Ending Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Ending Level on such date. If such a postponement occurs, the calculation agent will use the closing level of the Index on the first Trading Day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the Index Ending Level be postponed by more than five Trading Days.

If the determination of the Index Ending Level is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Index Ending Level will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Index Ending Level that would have prevailed in the absence of the market disruption event.

Any of the following will be a market disruption event:

Ø   the absence or suspension of, or material limitation or disruption in the trading of any exchange-traded futures contract included in the Index;

Ø   the settlement price of any such contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price;

Ø   the Index is not published;

Ø   the settlement price is not published for any individual exchange-traded futures contract included in the Index;

Ø   the occurrence of any event on any day or any number of consecutive days as determined by the calculation agent in its sole and reasonable discretion that affects our currency hedging (if any) with respect to U.S. dollars or the currency of any futures contract included in the Index; or

Ø   in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect.

The following events will not be market disruption events:

Ø   a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

Ø   a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Commodity.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to a basket or any Index Commodities are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

If a market disruption event affecting any Index Commodity occurs during the fifth through the ninth Business Days of each month (the “Hedge Roll Period”) in any month other than January, then the daily roll of the relevant Designated Contract for such Index Commodity will be postponed until the next available Business Day on which a market disruption event does not occur, and the calculation of the Index will be adjusted to reflect this. The Hedge Roll Period will be extended only if a market disruption event affects an Index Commodity on the scheduled final Business Day comprising the Hedge Roll Period.

If a market disruption event affecting any Index Commodity occurs during the January Hedge Roll Period, then the rolling or rebalancing of the relevant Designated Contract will occur in all cases over five Business Days on which no market disruption event exists at a rate of 20% per day. The January Hedge Roll Period, and the resulting rebalancing that is scheduled to occur, will be extended in all cases until the affected Designated Contract finishes rolling over five Business Days not affected by a market disruption event.

If a market disruption event occurs on a CIM Determination Date in respect of any lead future for an Index Commodity used in the calculation of the CIMs, then the settlement prices used to calculate the CIMs for such year will be from the first prior Business Day on which a market disruption event had not occurred in any such futures.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series B” above. If we exercise this right, the redemption price of the Securities will be determined by the calculation agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series B, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series B” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the applicable Valuation Date or the Final Valuation Date, as the case may be, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If BISL (the Index administrator) discontinues publication of the Index and it or any other person or entity publish a substitute index that the calculation agent determines is comparable to the Index and approves as a successor index then the calculation agent will determine the Index Performance Ratio, Index Ending Level and the amount payable at maturity, call or upon early redemption by reference to such successor index.

If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on any date when the value of the Index is required to be determined, the calculation agent will instead make the necessary determination by reference to a group of commodities and options or another index and will apply a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the exchange-traded futures contracts included in the Index or the method of calculating the Index has been changed at any time in any respect — and whether the change is made by the Index administrator under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index Commodities or is due to any other reason — that causes the Index not to fairly represent the value of the Index had such changes not been made or that otherwise affects the calculation of the performance of the Index, the Index Ending Level or the amount payable at maturity, call or upon early redemption, then the calculation agent may make adjustments in the method of calculating the Index that it believes are appropriate to ensure that the Index Performance Ratio used to determine the amount payable on maturity, call or upon early redemption is equitable. All determinations and adjustments to be made by the calculation agent with respect to the performance of the Index, Index Ending Level, the amount payable at maturity, call or upon early redemption or otherwise relating to the level of the Index may be made by the calculation agent in its sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity, call or upon early redemption will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Trading Day

“Trading Day” means a day on which (i) the value of the Index is published by Bloomberg L.P. or Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts comprising the Index are traded, in each case as determined by the calculation agent in its sole discretion.

Business Day

When we refer to a “Business Day” with respect to the Securities, we mean a day that is a “business day” of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Maturity Date,” “— Redemption Date” and “— Valuation Date” above.

Role of Calculation Agent

Our affiliate, UBS Securities LLC, will serve as the calculation agent for the Securities. We may change the calculation agent after the original issue date of the Securities without notice. The calculation agent will make all determinations regarding the value of the Securities at maturity, call or upon early redemption, market disruption events, Trading Days, the default amount, the Index Starting Level, the Index Ending Level and the amount payable in respect of your Securities. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

Reissuances or Reopened Issues

We may issue additional Securities without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series B” above.

These further issuances, if any, will be consolidated to form a single class with the Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate stated Principal Amount of the outstanding Securities of the class, plus the aggregate stated Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to (i) any over-allotment option we may grant to an agent and (ii) any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

12. UBS AG Exchange Traded Access Securities (E-TRACS) Linked
to the Alerian MLP Infrastructure Index due April 2, 2040

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described in “Description of Debt Securities We May Offer” under “Medium-Term Notes, Series A” above. The terms described here supplement those described in “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

The Securities, are part of a single series of senior debt securities issued under our indenture dated as of November 21, 2000 between us and U.S. Bank Trust National Association, as trustee, as supplemented by the First Supplemental Indenture thereto, dated as of February 28, 2006.

We describe the terms of the Securities in more detail below.

Principal Amount: $2,750,000,000

Issuer: UBS AG (Jersey Branch)

The Securities do not guarantee any return of principal at, or prior to, maturity or call, or upon early redemption. Instead, at maturity, you will receive a cash payment the amount of which will vary depending on the performance of the VWAP Level calculated in accordance with the formula set forth below and will be reduced by the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period. We refer to this cash payment as the “Cash Settlement Amount.”

If you exercise your right to have us redeem your Securities, for each Security you will receive a cash payment on the Redemption Date equal to (a) the product of (i) the Principal Amount and (ii) the Index Performance Ratio as of the Redemption Measurement Date plus (b) the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Redemption Valuation Date if on the Redemption Measurement Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus (c) the Adjusted Coupon Amount, if any, minus (d) the Accrued Tracking Fee as of the Redemption Measurement Date, minus (e) the Redemption Fee Amount. We refer to this cash payment as the “Redemption Amount.”

For each Security you hold, you will receive on each Coupon Payment Date an amount in cash equal to the difference between the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, and the Accrued Tracking Fee, calculated as of the corresponding Coupon Valuation Date. To the extent the Reference Distribution Amount on a Coupon Valuation Date is less than the Accrued Tracking Fee on the corresponding Coupon Valuation Date, there will be no Coupon Amount payment made on the corresponding Coupon Payment Date, and a Tracking Fee Shortfall, as described below, will be included in the Accrued Tracking Fee for the next Coupon Valuation Date. If there is a Tracking Fee Shortfall as of the last Coupon Valuation Date, that amount will be taken into account in determining the Cash Settlement Amount.

Subject to your compliance with the procedures described under “— Early Redemption at the Option of the Holders” and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request on any Business Day during the term of the Securities to have us redeem your Securities, provided that you request that we redeem a minimum of 50,000 Securities. The “Redemption Valuation Date” will be the first Index Business Day following the date that the Redemption Notice and Redemption constituents (each as defined below) are delivered. The Securities will be repurchased and the holders will receive payment for their Securities on the third Business Day following the Redemption Measurement Date (the “Redemption Date”). If a Market Disruption Event is continuing or occurs on the scheduled Redemption Valuation Date with respect to any of the Index Components, the Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each Coupon Payment Date you will receive an amount in cash equal to the difference between the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, and the Accrued Tracking Fee, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

To the extent the Reference Distribution Amount on any Coupon Valuation Date is less than the Accrued Tracking Fee on the corresponding Coupon Valuation Date, there will be no Coupon Amount payment made on the corresponding Coupon Payment Date, and an amount equal to the difference between the Accrued Tracking Fee and the Reference Distribution Amount (the “Tracking Fee Shortfall”) will be included in the Accrued Tracking Fee for the next Coupon Valuation Date. This process will be repeated to the extent necessary until the Reference Distribution Amount for a Coupon Valuation Date is greater than the Accrued Tracking Fee for the corresponding Coupon Valuation Date. The final Coupon Amount will be included in the Cash Settlement Amount.

The “Coupon Payment Date” means the 15th Index Business Day following each Coupon Valuation Date, provided that the final Coupon Payment Date will be the Maturity Date, subject to adjustment as described herein. The first Coupon Payment Date was July 22, 2010.

The “Coupon Record Date” means the ninth Index Business Day following each Coupon Valuation Date.

The “Coupon Ex-Date,” with respect to a Coupon Amount, means the first Exchange Business Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Exchange Business Day prior to the applicable Coupon Record Date.

The “Coupon Valuation Date” means the 30th of March, June, September and December of each calendar year during the term of the Securities or if such date is not an Index Business Day, then the first Index Business Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date, subject to adjustment described herein. The first Coupon Valuation Date was June 30, 2010.

The “Reference Distribution Amount” means (i) as of the first Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the Initial Settlement Date to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date.

Notwithstanding the foregoing, with respect to cash distributions for an Index constituent which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index constituent fails to pay the distribution to holders of such Index constituent by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index constituent equal to (i) the published unit weighting of that Index constituent as of that date, divided by (ii) the product of (a) the Index Divisor as of that date, and (b) the Initial VWAP Level divided by 25.

“record date” means, with respect to a distribution on an Index constituent, the date on which a holder of the Index constituent must be registered as a unitholder of such Index constituent in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on an Index constituent, the first Business Day on which transactions in such Index constituent trade on the Primary Exchange without the right to receive such distribution.

The “Quarterly Tracking Fee” means, as of any date of determination, an amount per Security equal to the product of (i) 0.2125% (equivalent to 0.85% per annum) and (ii) the Current Indicative Value as of the immediately preceding Index Business Day.

The “Accrued Tracking Fee” is:

(1)           with respect to the first Coupon Valuation Date, an amount equal to the product of

(a)           the Quarterly Tracking Fee as of the first Coupon Valuation Date and

(b)           a fraction, the numerator of which is the total number of calendar days from and excluding the Initial Settlement Date to and including the first Coupon Valuation Date, and the denominator of which is 90;

(2)           with respect to any Coupon Valuation Date, other than the first and last Coupon Valuation Dates, an amount equal to the Quarterly Tracking Fee as of such Coupon Valuation Date plus the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date, if any; and

(3)           with respect to the last Coupon Valuation Date, an amount equal to

(a)           the product of

(i)            the Quarterly Tracking Fee as of such Coupon Valuation Date and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date, and the denominator of which is 90, plus

(b)           the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date. If there is a Tracking Fee Shortfall on the last Coupon Valuation Date, it will be taken into account in determining the Cash Settlement Amount, as described below.

The “Current Indicative Value,” as determined by the Security Calculation Agent, means, as of any date of determination, an amount per Security equal to the product of (i) the Principal Amount multiplied by (ii) a fraction, the numerator of which is equal to the VWAP Level as of such date and the denominator of which is equal to the Initial VWAP Level.

Cash Settlement Amount at Maturity

The “Maturity Date” is April 2, 2040, which will be the third Business Day following the last Index Business Day in the Final Measurement Period, subject to adjustment as described below under “— Market Disruption Event.”

For each Security, unless earlier called or redeemed, you will receive at maturity a cash payment equal to (a) the product of (i) the Principal Amount and (ii) the Index Performance Ratio as of the last Index Business Day in the Final Measurement Period plus (b) the final Coupon Amount, minus (c) the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period, plus (d) the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any. We refer to this cash payment as the “Cash Settlement Amount.”

The “Principal Amount” of each Security is $25.00.

The “VWAP” with respect to each Index constituent, as of any date of determination, is the volume-weighted average price of one unit of such Index constituent as determined by the VWAP Calculation Agent based on the Primary Exchange for each Index constituent. For information about how the VWAP will be calculated to the extent a Disrupted Day exists with respect to an Index constituent, please see “— Market Disruption Event.”

If the amount calculated above is less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. Because the Accrued Tracking Fee (including any Tracking Fee Shortfall) reduces your final payment, the final level of the Index, as measured by the Final VWAP Level, will need to increase from the level of the Index on the Initial Trade Date, as measured by the Initial VWAP Level in an amount at least equal to the percentage of the principal amount represented by the Accrued Tracking Fee, less any Coupon Amounts and any Stub Reference Distribution Amount, in order for you to receive an aggregate amount over the term of the Securities equal to at least the principal amount of your Securities. If the increase in the final level of the Index, as measured by the Final VWAP Level, from the level of the Index on the Initial Trade Date, as measured by the Initial VWAP Level is insufficient to offset the negative effect of the Accrued Tracking Fee, or if the final level of the Index, as measured by the Final VWAP Level is less than the Initial VWAP Level, you will lose some or all of your investment at maturity.

The Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period is an amount equal to (a) the product of (i) the Quarterly Tracking Fee calculated as of the last Index Business Day in the Final Measurement Period and (ii) a fraction, the numerator of which is the total number of calendar days from and excluding the Calculation Date to and including the last Index Business Day in the Final Measurement Period, and the denominator of which is 90, plus (b) the Tracking Fee Shortfall as of the last Coupon Valuation Date, if any.

The “Index Performance Ratio” on any Index Business Day is calculated as follows:

Final VWAP Level
Initial VWAP Level

The “Initial VWAP Level” is 487.420, as determined by the VWAP Calculation Agent.

The “Final VWAP Level,” as determined by the VWAP Calculation Agent, will be the arithmetic mean of the VWAP Levels measured on each Index Business Day during the Final Measurement Period or Call Measurement Period or on any applicable Redemption Measurement Date, as applicable.

The “Final Measurement Period” means the five Index Business Days from and including the Calculation Date, subject to adjustment as described under “— Market Disruption Event.”

The “VWAP Level,” as determined by the VWAP Calculation Agent as of any Index Business Day, is equal to (1) the sum of the products of (i) the VWAP of each Index constituent as of such date and (ii) the published share weighting of that Index constituent as of such date divided by (2) the Index Divisor as of such date, or expressed as a formula, as follows:

where:

n is the number of Index constituents;

VWAPi,t is the VWAP of Index constituent i as of Index Business Day t;

Wi, t is the published share weighting of Index constituent i as of Index Business Day t; and

Index Divisort is the Index Divisor as of Index Business Day t.

The “Index Divisor,” as of any date of determination, is the divisor used by the Index Calculation Agent to calculate the level of the Index, as further described under “Alerian MLP Infrastructure Index — Index Equations” herein.

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the first Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, to and including the last Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, provided, that for the purpose of calculating the Stub Reference Distribution Amount, the Reference Holder will be deemed to hold 4/5 ths, 3/5 ths, 2/5 ths and 1/5 th of the shares of each Index constituent it would otherwise hold on the second, third, fourth and fifth Index Business Day, respectively, in such Final Measurement Period or Call Measurement Period.

The “Index Calculation Agent” means the entity that calculates and publishes the level of the Index, which is currently S&P.

The “Calculation Date” means March 23, 2040, unless such day is not an Index Business Day, in which case the Calculation Date will be the next Index Business Day, subject to adjustments.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Exchange Business Day” means any day on which the primary exchange or market for trading of the Securities is scheduled to be open for trading.

“Primary Exchange” means, with respect to each Index constituent or each constituent underlying a Successor Index, the primary exchange or market of trading such Index constituent or such constituent underlying a Successor Index.

“Related Exchange” means, with respect to each Index constituent or each constituent underlying a Successor Index, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agent) on the overall market for futures or options contracts relating to such Index constituent or such constituent underlying a Successor Index.

Underlying Index

The return on the Securities is linked to the performance of the Alerian MLP Infrastructure Index. The Index, comprised of 22 energy infrastructure master limited partnerships, is a liquid, midstream focused subset of the Alerian MLP Index. The Index constituents earn the majority of their cash flow from the transportation, storage, and processing of energy commodities.

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request to have us redeem your Securities on any Business Day no later than 12:00 noon, New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on the Business Day immediately preceding the applicable Redemption Valuation Date, provided that you request that we redeem a minimum of 50,000 Securities. For any applicable redemption request, the “Redemption Valuation Date” will be the last Business Day of each week that is also the first Index Business Day following the date that the applicable Redemption Notice and Redemption Confirmation (each as defined below) are delivered. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities. Any such reduction will be applied on a consistent basis for all holders of the Securities at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the applicable Redemption Measurement Date (the “Redemption Date”). The first Redemption Date was April 14, 2010. If a Market Disruption Event is continuing or occurs on the applicable scheduled Redemption Valuation Date with respect to any of the Index constituents, such Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

The applicable “Redemption Measurement Date” means the Index Business Day following the applicable Redemption Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures,” for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Principal Amount and

(ii)           the Index Performance Ratio as of the Redemption Measurement Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Redemption Valuation Date if on the Redemption Measurement Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Accrued Tracking Fee as of the Redemption Measurement Date, minus

(e)           the Redemption Fee Amount.

We refer to this cash payment as the “Redemption Amount.”

If the amount calculated above is less than zero, the payment upon early redemption will be zero.

We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Measurement Date.

You may lose some or all of your investment upon early redemption. Because the Accrued Tracking Fee and Redemption Fee Amount reduce your final payment, the Final VWAP Level, as compared to the Initial VWAP Level, will need to increase in an amount at least equal to the percentage of the principal amount represented by the Accrued Tracking Fee and the Redemption Fee Amount, less any Coupon Amounts and/or any Adjusted Coupon Amount, in order for you to receive an aggregate amount over the term of the Securities equal to at least the principal amount of your Securities. If the increase in the Final VWAP Level, as compared to the Initial VWAP Level, is insufficient to offset such a negative effect, or if the Final VWAP Level is less than the Initial VWAP Level, you will lose some or all of your investment upon early redemption.

The Accrued Tracking Fee as of the Redemption Measurement Date is an amount equal to

(a)           the product of

(i)            the Quarterly Tracking Fee calculated as of the Redemption Measurement Date, and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the Redemption Valuation Date to and including the Redemption Measurement Date, and the denominator of which is 90, plus

(b)           the Adjusted Tracking Fee Shortfall, if any.

The “Adjusted Coupon Amount,” with respect to any Redemption Valuation Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount, calculated as of the applicable Redemption Valuation Date, and the Adjusted Tracking Fee, calculated as of such

Redemption Valuation Date. To the extent the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee, the Redemption Amount will not include an Adjusted Coupon Amount, and the Adjusted Tracking Fee Shortfall will be included in the calculation of the Accrued Tracking Fee as of the applicable Redemption Measurement Date.

The “Adjusted Reference Distribution Amount,” as of any Redemption Valuation Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to an Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date (or if the Redemption Valuation Date occurs prior to the first Coupon Valuation Date, the period from and excluding the Initial Settlement Date) to and including such Redemption Valuation Date.

The “Adjusted Tracking Fee,” as of any Redemption Valuation Date, is an amount equal to (a) the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date plus (b) the product of (i) the Quarterly Tracking Fee as of such Redemption Valuation Date and (ii) a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date (or if the Redemption Valuation Date occurs prior to the first Coupon Valuation Date, the period from and excluding the Initial Settlement Date) to and including such Redemption Valuation Date, and the denominator of which is 90.

The “Adjusted Tracking Fee Shortfall,” as of any Redemption Valuation Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of such Redemption Valuation Date, is less than the Adjusted Tracking Fee, calculated as of such Redemption Valuation Date.

Some of the defined terms used in this section have different applications when used in determining the Call Settlement Amount. For the definitions of the terms relevant to a call, please refer to “— UBS’s Call Right.”

We discuss these matters in “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Redemption and Payment.”

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the repurchase feature in this manner.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Business Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Business Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than eighteen calendar days’ prior notice to the holders of the Securities, such redemption to occur on any Business Day that we may specify on or after April 7, 2011 through and including the Maturity Date (the “Call Settlement Date”). Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of

(i)            the Principal Amount and

(ii)           the Index Performance Ratio as of the last Index Business Day in the Call Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on the last Index Business Day in the Call Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Accrued Tracking Fee as of the last Index Business Day in the Call Measurement Period, plus

(e)           the Stub Reference Distribution Amount as of the last Index Business Day in the Call Measurement Period, if any.

We refer to this cash payment as the “Call Settlement Amount.”

If the amount calculated above is less than zero, the payment upon early redemption will be zero.

We will inform you of such Call Settlement Amount on the first Business Day following the last Index Business Day in the Call Measurement Period.

The holders will receive payment for their Securities on the third Business Day following the last Index Business Day in the Call Measurement Period (the “Call Settlement Date”). If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index constituents, such Call Valuation Date may be postponed as described under “— Market Disruption Event.”

The “Call Measurement Period” means the five Index Business Days from and including the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

You may lose some or all of your investment upon a call. Because the Accrued Tracking Fee reduces your final payment, the Final VWAP Level, as compared to the Initial VWAP Level, will need to increase in an amount at least equal to the percentage of the principal amount represented by the Accrued Tracking Fee, less any Coupon Amounts, any Stub Reference Distribution

Amount and/or any Adjusted Coupon Amount, in order for you to receive an aggregate amount over the term of the Securities equal to at least the principal amount of your Securities. If the increase in the Final VWAP Level, as compared to the Initial VWAP Level, is insufficient to offset such a negative effect, or if the Final VWAP Level is less than the Initial VWAP Level, you will lose some or all of your investment upon a call.

The Accrued Tracking Fee as of the last Index Business Day in the Call Measurement Period is an amount equal to

(a)           the product of

(i)            the Quarterly Tracking Fee calculated as of the last Index Business Day in such Call Measurement Period, and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the Call Valuation Date to and including the last Index Business Day in such Call Measurement Period, and the denominator of which is 90, plus

(b)           the Adjusted Tracking Fee Shortfall (as defined below), if any.

The “Adjusted Coupon Amount,” with respect to the Call Valuation Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount (as defined below), calculated as of the Call Valuation Date, and the Adjusted Tracking Fee (as defined in the preceding paragraph), calculated as of such Call Valuation Date. To the extent the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee, the Call Settlement Amount will not include an Adjusted Coupon Amount, and the Adjusted Tracking Fee Shortfall (as defined below) will be included in the calculation of the Accrued Tracking Fee as of the last Index Business Day in the Call Measurement Period.

The “Adjusted Reference Distribution Amount,” as of the Call Valuation Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to an Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including the Call Valuation Date.

The “Adjusted Tracking Fee,” as of the Call Valuation Date, is an amount equal to (a) the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date plus (b) the product of (i) the Quarterly Tracking Fee as of such Call Valuation Date and (ii) a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date to and including such Call Valuation Date, and the denominator of which is 90.

The “Adjusted Tracking Fee Shortfall,” as of the Call Valuation Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of such Call Valuation Date, is less than the Adjusted Tracking Fee, calculated as of such Call Valuation Date.

Some of the defined terms used in this section have different applications when used in determining the Redemption Amount. For the definition of the terms relevant to early redemption, please refer to “— Early Redemption at the Option of the Holders.”

Security Calculation Agent

UBS Securities LLC will act as the Security Calculation Agent. The Security Calculation Agent will determine, among other things, the Index Performance Ratio, the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Quarterly Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Fee Amount, the Cash Settlement Amount, if any, that we will pay you at maturity, the Coupon Ex-Dates, the Coupon Record Dates, the Redemption Amount, if any, that we will pay you upon redemption, if applicable, and the Call Settlement Amount, if any, that we will pay you in the event that UBS calls the Securities. The Security Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the Index has been discontinued and whether there has been a material change in the Index. All determinations made by the Security Calculation Agent will be at the sole discretion of the Security Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Security Calculation Agent from time to time without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, any Call Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Quarterly Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Amount and Redemption Fee Amount, if any, per security, the Call Settlement Amount, if any, per security, and the Cash Settlement Amount, if any, per security, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

VWAP Calculation Agent

The NYSE will on each day that is not a Disrupted Day (as defined below) act as the VWAP Calculation Agent. The VWAP Calculation Agent will determine the VWAP of any Index constituent, the VWAP Level and the Final VWAP Level on any Index Business Day on which such VWAP, VWAP Level and Final VWAP Level are to be determined during the term of the Securities. The VWAP Calculation Agent will determine the Initial VWAP Level. All determinations made by the VWAP Calculation Agent will be at the sole discretion of the VWAP Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different VWAP Calculation Agent from time to time without your consent and without notifying you.

All calculations with respect to the VWAP of any Index constituent, any VWAP Level, the Initial VWAP Level and the Final VWAP Level will be rounded to the nearest thousandth, with five ten-thousandths rounded upward (e.g., .8765 would be rounded to .877).

Market Disruption Event

To the extent a Disrupted Day (as defined below) exists with respect to an Index constituent on an Averaging Date (as defined below) or on a Redemption Measurement Date, the VWAP and published share weighting with respect to such Index constituent (and only with respect to such Index constituent) for such Averaging Date or Redemption Measurement Date will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day that is not a Disrupted Day (the “Deferred Averaging Date”) with respect to such Index constituent irrespective of whether pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the VWAP of a particular Index constituent being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the VWAP Levels on the Index Business Days during the Final Measurement Period or Call Measurement Period, or on the Redemption Measurement Date, as applicable, the Security Calculation Agent or one of its affiliates, as the case may be, will apply the VWAP and the published share weighting with respect to such Index constituent for such Deferred Averaging Date to the calculation of the VWAP Level (i) on the date(s) of the original disruption with respect to such Index constituent and (ii) such Averaging Date. For example, if the Final Measurement Period or Call Measurement Period, as applicable, for purposes of calculating the Cash Settlement Amount or Call Settlement Amount, respectively, is based on the arithmetic mean of the VWAP Levels on June 8, 2011, June 9, 2011, June 11, 2011, June 11, 2011 and June 12, 2011 and there is a Market Disruption Event for an Index constituent on June 8, 2011, but no other Market Disruption Event during the Final Measurement Period or Call Measurement Period, as applicable, then the VWAP for such disrupted Index constituent on June 9, 2011 will be used more than once to calculate the Cash Settlement Amount or Call Settlement Amount, respectively, and such Cash Settlement Amount or Call Settlement Amount, as applicable, will be determined based on the arithmetic mean of the VWAP for such disrupted Index constituent on June 9, 2011, June 9, 2011, June 11, 2011, June 11, 2011 and June 12, 2011.

If the Redemption Measurement Date for purposes of calculating a Redemption Amount is based on the VWAP Level on June 8, 2011 and there is a Market Disruption Event for an Index constituent on June 8, 2011, then the VWAP for such disrupted Index constituent on June 9, 2011 will be used to calculate the Redemption Amount.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date or the Redemption Measurement Date, as applicable, with respect to any Index constituent occurring more than three Index Business Days following the day originally scheduled to be such final Averaging Date or Redemption Measurement Date. If the third Index Business Day following the date originally scheduled to be the final Averaging Date, or the Redemption Measurement Date, as applicable, is not an Index Business Day or is a Disrupted Day with respect to such Index constituent, the Security Calculation Agent or one of its affiliates will determine the VWAP and share weighting with respect to any Index constituent required to be determined for the purpose of calculating the applicable VWAP Level based on its good faith estimate of the VWAP and share weighting of each such Index constituent that would have prevailed on the Primary Exchange on such third Index Business Day but for such suspension or limitation.

An “Averaging Date” means each of the Index Business Days during the Final Measurement Period or Call Measurement Period, as applicable, subject to adjustment as described herein.

A “Disrupted Day” with respect to any Index constituent is any Index Business Day on which the Primary Exchange or any Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred and is continuing, and, in both cases, the occurrence of which is determined by the Security Calculation Agent to have a material effect on the VWAP Level.

With respect to an Index constituent, a “Market Disruption Event” means:

(a)           the occurrence or existence of a condition specified below:

(i)            any suspension, absence or limitation of trading on the Primary Exchange for trading in the Index constituent, whether by reason of movements in price exceeding limits permitted by the Primary Exchange or otherwise;

(ii)           any suspension, absence or limitation of trading on the Related Exchange for trading in futures or options contracts related to the Index constituent, whether by reason of movements in price exceeding limits permitted by such Related Exchange or otherwise, or

(iii)          any event (other than an event described in (b) below) that disrupts or impairs (as determined by the Security Calculation Agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for, the relevant Index constituent or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the relevant Index constituent; or

(b)           the closure on any Index Business Day of the Primary Exchange or any Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by the Primary Exchange or such Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the Primary Exchange or such Related Exchange on such Index Business Day and (ii) the submission deadline for orders to be entered into the Primary Exchange or such Related Exchange system for execution at the close of trading on such Index Business Day;

in each case determined by the Security Calculation Agent in its sole discretion; and

(c)           a determination by the Security Calculation Agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the Securities.

For purposes of the above definition:

(a)           a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Primary Exchange or Related Exchange, and

(b)           for purposes of clause (a) above, limitations pursuant to the rules of any Primary Exchange or Related Exchange similar to NYSE Rule 80B or Nasdaq Rule 4120 (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B or Nasdaq Rule 4120 as determined by the Security Calculation Agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading.

“Scheduled Closing Time” means, with respect to the Primary Exchange or the Related Exchange, on any Index Business Day, the scheduled weekday closing time of the Primary Exchange or such Related Exchange on such Index Business Day, without regard to after hours or any other trading outside of the regular trading session hours.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series A” above. If we exercise this right, the redemption price of the Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.” In addition to the default amount described below, we will also pay the Coupon Amount per Security, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment,” calculated as if the date of acceleration was the last Index Business Day in the Final Measurement Period and the four Index Business Days immediately preceding the date of acceleration were the corresponding Index Business Days in the accelerated Final Measurement Period, with the fourth Index Business Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Index Business Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series A, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series A, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series A, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series A, accelerating the maturity of the Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the

Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

Specific Terms of the Securities

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If S&P discontinues publication of or otherwise fails to publish the Index, or S&P does not make the Index constituents, their share weighting and/or the Index Divisor available to the VWAP Calculation Agent, and the Index Sponsor, S&P or another entity publishes a successor or substitute index that the Security Calculation Agent determines to be comparable to the discontinued Index and for which the Index constituents, their share weighting, and/or the Index Divisor are available to the VWAP Calculation Agent (such index being referred to herein as a “successor index”), then the VWAP Level for such successor index will be determined by the VWAP Calculation Agent by reference to the sum of the products of the VWAPs of the components underlying such successor index on the Primary Exchanges and each such component’s respective weighting within the successor index (which sum will be adjusted by any index divisor used by such successor index) on the dates and at the times as of which the VWAP Levels for such successor index are to be determined.

Upon any selection by the Security Calculation Agent of a successor Index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If S&P discontinues publication of the Index or does not make the Index constituents, their share weightings and/or Index Divisor available to the VWAP Calculation Agent prior to, and such discontinuation or unavailability is continuing on the Calculation Date or any Index Business Day during the Final Measurement Period or Call Measurement Period, or on the Redemption Measurement Date, as applicable, or any other relevant date on which the VWAP Level is to be determined and the Security Calculation Agent determines that no successor index is available at such time, or the Security Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on the Calculation Date or any Index Business Day during the Final Measurement Period or Call Measurement Period, or on the Redemption Measurement Date, as applicable, or any other relevant date on which the VWAP Level is to be determined, then the Security Calculation Agent will determine the relevant VWAP Levels using the VWAP and published share weighting of each Index constituent included in the Index or successor index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions as described under “Alerian MLP Infrastructure Index — Index Rebalancings.” In such event, the Security Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the VWAP Level of the Index or such successor index does not, in the opinion of the Security Calculation Agent, fairly represent the VWAP Level of the Index or such successor index had such changes or modifications not been made, then the Security Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Security Calculation Agent, may be necessary in order to arrive at a VWAP level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the Security Calculation Agent will calculate the VWAP Levels for the Index or such successor index with reference to the Index or such successor index, as adjusted. The Security Calculation Agent will accordingly calculate the Final VWAP Level, the Index Performance Ratio, the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Quarterly Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Fee Amount, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon early redemption, if applicable, and the Call Settlement Amount, if any, that we will pay you in the event UBS calls the Securities, based on the relevant VWAP Levels calculated by the VWAP Calculation Agent, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), which, in turn, causes the VWAP Level of the Index or such successor index to be a fraction of what it would have been if there had been no such modification, then the Security Calculation Agent will make such calculations and adjustments in order to arrive at a VWAP Level for the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series A” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series A” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Cash Settlement Amount at Maturity,” “— UBS’s Call Right” and “— Early Redemption at the Option of the Holders” above.

Reissuances or Reopened Issues

We issued the Securities initially in an amount having the aggregate Principal Amount of $100,000,000 and issued additional securities having the aggregate Principal Amount of $100,000,000 on July 2, 2010, additional securities having the aggregate Principal Amount of $300,000,000 on November 12, 2010, additional securities having the aggregate Principal Amount of $100,000,000 on April 4, 2013, additional securities having the aggregate Principal Amount of $400,000,000 on July 12, 2013, additional securities having the aggregate Principal Amount of $250,000,000 on January 3, 2014, additional securities having the aggregate Principal Amount of $500,000,000 on August 18, 2014, additional securities having the aggregate Principal Amount of $250,000,000 on April 10, 2015 and additional securities having the aggregate Principal Amount of $750,000,000 on June 9, 2015. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series A” above.

Booking Branch

The Securities will be booked through UBS AG, Jersey Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

13. ETRACS Alerian MLP Infrastructure Index ETN Series B due April 2, 2040

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described in “Description of Debt Securities We May Offer” under “Medium-Term Notes, Series B” above. The terms described here supplement those described in “Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

The Securities are part of a single series of senior debt securities issued under our indenture, dated as of June 12, 2015 between us and U.S. Bank Trust National Association, as trustee.

We describe the terms of the Securities in more detail below.

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

The Securities do not guarantee any return of principal at, or prior to, maturity or call, or upon early redemption. Instead, at maturity, you will receive a cash payment the amount of which will vary depending on the performance of the VWAP Level calculated in accordance with the formula set forth below and will be reduced by the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period. We refer to this cash payment as the “Cash Settlement Amount.” If the amount so calculated is equal to or less than zero, the Cash Settlement Amount will be zero and you will not receive a cash payment.

If you exercise your right to have us redeem your Securities, subject to compliance with the redemption procedures, for each Security you will receive a cash payment on the Redemption Date equal to the Redemption Amount as described below under “— Early Redemption at the Option of the Holders.”

If the amount so calculated is equal to or less than zero, the Redemption Amount will be zero and you will not receive a cash payment.

The Securities may pay a cash coupon during their term.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each Coupon Payment Date you will receive an amount in cash equal to the difference between the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, and the Accrued Tracking Fee, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

To the extent the Reference Distribution Amount on any Coupon Valuation Date is equal to or less than the Accrued Tracking Fee on the corresponding Coupon Valuation Date, there will be no Coupon Amount payment made on the corresponding Coupon Payment Date, and an amount equal to the difference between the Accrued Tracking Fee and the Reference Distribution Amount (the “Tracking Fee Shortfall”) will be included in the Accrued Tracking Fee for the next Coupon Valuation Date. This process will be repeated to the extent necessary until the Reference Distribution Amount for a Coupon Valuation Date is greater than the Accrued Tracking Fee for the corresponding Coupon Valuation Date. The final Coupon Amount will be included in the Cash Settlement Amount.

The “Coupon Payment Date” means the 15th Index Business Day following each Coupon Valuation Date, provided that the final Coupon Payment Date will be the Maturity Date, subject to adjustment as described herein. The first Coupon Payment Date will be January 22, 2016.

The “Coupon Record Date” means the ninth Index Business Day following each Coupon Valuation Date.

The “Coupon Ex-Date,” with respect to a Coupon Amount, means the first Exchange Business Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Exchange Business Day prior to the applicable Coupon Record Date.

The “Coupon Valuation Date” means the 30th of March, June, September and December of each calendar year during the term of the Securities or if such date is not an Index Business Day, then the first Index Business Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date, subject to adjustment as described herein. The first Coupon Valuation Date will be December 30, 2015.

The “Reference Distribution Amount” means (i) as of the first Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding September 30, 2015 to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date.

Notwithstanding the foregoing, with respect to cash distributions for an Index constituent which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index constituent fails to pay the distribution to holders of such Index constituent by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index constituent equal to (i) the published unit weighting of that Index constituent as of that date, divided by (ii) the product of (a) the Index Divisor as of that date, and (b) the Initial VWAP Level divided by 25.

“record date” means, with respect to a distribution on an Index constituent, the date on which a holder of the Index constituent must be registered as a unitholder of such Index constituent in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on an Index constituent, the first Business Day on which transactions in such Index constituent trade on the Primary Exchange without the right to receive such distribution.

The “Quarterly Tracking Fee” means, as of any date of determination, an amount per Security equal to the product of (i) 0.2125% (equivalent to 0.85% per annum) and (ii) the Current Indicative Value as of the immediately preceding Index Business Day.

The “Current Indicative Value,” as determined by the Security Calculation Agent, means, as of any date of determination, an amount per Security equal to the product of (i) the Stated Principal Amount multiplied by (ii) a fraction, the numerator of which is equal to the VWAP Level (as defined under “— Cash Settlement Amount at Maturity”) as of such date and the denominator of which is equal to the Initial VWAP Level. As of October 7, 2015, the Current Indicative Value was 29.8737.

The “Accrued Tracking Fee” is:

(1)           with respect to the first Coupon Valuation Date, an amount equal to:

the Quarterly Tracking Fee calculated as of the first Coupon Valuation Date (for the avoidance of doubt, the calculation of the Accrued Tracking Fee with respect to the first Coupon Valuation Date will be for a full quarter beginning from and excluding September 30, 2015);

(2)           with respect to any Coupon Valuation Date, other than the first and last Coupon Valuation Dates, an amount equal to the Quarterly Tracking Fee as of such Coupon Valuation Date plus the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date, if any; and

(3)           with respect to the last Coupon Valuation Date, an amount equal to:

(a)           the product of

(i)            the Quarterly Tracking Fee as of such Coupon Valuation Date and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date, and the denominator of which is 90, plus

(b)           the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date. If there is a Tracking Fee Shortfall on the last Coupon Valuation Date, it will be taken into account in determining the Cash Settlement Amount, as described below.

The Accrued Tracking Fee also takes into account the performance of the Index, as measured by the VWAP Level.

Cash Settlement Amount at Maturity

The “Maturity Date” is April 2, 2040, subject to adjustment as described below under “— Market Disruption Event.”

For each Security, unless earlier called or redeemed, you will receive at maturity a cash payment equal to:

(a)           the product of

(i)            the Stated Principal Amount and

(ii)           the Index Performance Ratio as of the last Index Business Day in the Final Measurement Period, plus

(b)           the final Coupon Amount, minus

(c)           the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any.

We refer to this cash payment as the “Cash Settlement Amount.” If the amount so calculated is equal to or less than zero, the payment at maturity will be zero.

The “Stated Principal Amount” of each Security is $25.00.

You may lose some or all of your investment at maturity. The negative effect of the Accrued Tracking Fee will reduce your final payment. If the increase in the level of the Index (as measured by the Final VWAP Level, as compared to the Initial VWAP Level) is insufficient to offset the negative effect of the Accrued Tracking Fee (less any Coupon Amounts, any Stub Reference Distribution Amount and/or Adjusted Coupon Amount, as applicable, you may be entitled to receive), or if the Final VWAP Level is less than the Initial VWAP Level, you may lose some or all of your investment at maturity.

The “Index Performance Ratio” on any Index Business Day is calculated as follows:

Final VWAP Level
Initial VWAP Level

The “VWAP” with respect to each Index constituent, as of any date of determination, is the volume-weighted average price of one unit of such Index constituent as determined by the VWAP Calculation Agent based on the Primary Exchange for each Index constituent. For information about how the VWAP will be calculated to the extent a Disrupted Day exists with respect to an Index constituent, please see “— Market Disruption Event.”

The “Initial VWAP Level” is 487.420, the VWAP Level on March 31, 2010, as determined by the VWAP Calculation Agent. See “— VWAP Calculation Agent” below.

The “Final VWAP Level,” as determined by the VWAP Calculation Agent, will be the arithmetic mean of the VWAP Levels measured on each Index Business Day during the Final Measurement Period or Call Measurement Period or on any applicable Redemption Measurement Date, as applicable.

The “VWAP Level,” as determined by the VWAP Calculation Agent as of any Index Business Day, is equal to (1) the sum of the products of (i) the VWAP of each Index constituent as of such date and (ii) the published share weighting of that Index constituent as of such date divided by (2) the Index Divisor as of such date, or expressed as a formula, as follows:

where:

n is the number of Index constituents;

VWAPi,t  is the VWAP of Index constituent i as of Index Business Day t;

Wi,t  is the published share weighting of Index constituent i as of Index Business Day t; and

Index Divisort is the Index Divisor as of Index Business Day t.

As of October 7, 2015, the VWAP Level was 582.442.

The “Index Divisor,” as of any date of determination, is the divisor used by the Index Calculation Agent to calculate the level of the Index.

The “Accrued Tracking Fee” as of the last Index Business Day in the Final Measurement Period is an amount equal to:

(a)           the product of

(i)            the Quarterly Tracking Fee calculated as of the last Index Business Day in the Final Measurement Period and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the Calculation Date to and including the last Index Business Day in the Final Measurement Period, and the denominator of which is 90, plus

(b)           the Tracking Fee Shortfall as of the last Coupon Valuation Date, if any.

The Accrued Tracking Fee also takes into account the performance of the Index, as measured by the VWAP Level.

The “Final Measurement Period” means the five (5) Index Business Days from and including the Calculation Date, subject to adjustment as described under “— Market Disruption Event.”

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the first Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, to and including the last Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, provided, that for the purpose of calculating the Stub Reference Distribution Amount, the Reference Holder will be deemed to hold 4/5 ths, 3/5 ths, 2/5 ths and 1/5 th of the shares of each Index constituent it would otherwise hold on the second, third, fourth and fifth Index Business Day, respectively, in such Final Measurement Period or Call Measurement Period.

The “Index Calculation Agent” means the entity that calculates and publishes the level of the Index, which is currently S&P.

The “Calculation Date” means March 23, 2040, unless such day is not an Index Business Day, in which case the Calculation Date will be the next Index Business Day, subject to adjustments.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Exchange Business Day” means any day on which the Primary Exchange or market for trading of the Securities is scheduled to be open for trading.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banking institutions in The City of New York, generally, are authorized or obligated by law, regulation or executive order to close.

“Primary Exchange” means, with respect to each Index constituent or each constituent underlying a successor index, the primary exchange or market of trading such Index constituent or such constituent underlying a successor index.

“Related Exchange” means, with respect to each Index constituent or each constituent underlying a successor index, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agent) on the overall market for futures or options contracts relating to such Index constituent or such constituent underlying a successor index.

Underlying Index

The Alerian MLP Infrastructure Index measures the performance of energy infrastructure master limited partnerships (“MLPs”), and is calculated by S&P Dow Jones Indices using a float-adjusted, capitalization-weighted methodology. We refer to the MLPs included in the Index as the “Index constituents.” The Index constituents earn the majority of their cash flow from gathering and processing, liquefaction, midstream services, pipeline transportation, rail terminating and storage of energy commodities.

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request to have us redeem your Securities on any Business Day no later than 12:00 noon, New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on the Business Day immediately preceding the applicable Redemption Valuation Date, provided that you request that we redeem a minimum of 50,000 Securities. For any applicable redemption request, the “Redemption Valuation Date” will be the first Index Business Day following the date that the applicable Redemption Notice and Redemption Confirmation are delivered. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities. Any such reduction will be applied on a consistent basis for all holders of the Securities at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the applicable Redemption Measurement Date (the “Redemption Date”). The first Redemption Date will be October 15, 2015. If a Market Disruption Event is continuing or occurs on the applicable scheduled Redemption Valuation Date with respect to any of the Index constituents, such Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

The applicable “Redemption Measurement Date” means the Index Business Day following the applicable Redemption Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures,” for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to:

(a)           the product of

(i)            the Stated Principal Amount and

(ii)           the Index Performance Ratio as of the Redemption Measurement Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Redemption Valuation Date if on the Redemption Measurement Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Accrued Tracking Fee as of the Redemption Measurement Date, minus

(e)           the Redemption Fee Amount.

We refer to this cash payment as the “Redemption Amount.” We have determined to offer all holders of the Securities the option, upon early redemption and solely for purposes of determining the Redemption Amount, but not for any other purpose, to elect that the Index Performance Ratio (which is used to calculate the Redemption Amount) be calculated using the Index Closing Level on the Redemption Measurement Date instead of the Final VWAP Level. If the redeeming holder so elects, the Index Performance Ratio will be calculated, for purposes of determining the Redemption Amount, as:

Index Closing Level on the Redemption Measurement Date
Initial VWAP Level

The “Index Closing Level” is the closing level of the Index as reported on the NYSE and Bloomberg; provided, however, that if the closing level of the Index as reported on the NYSE (or any successor) differs from the closing level of the Index as reported on Bloomberg (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

If the amount calculated above is equal to or less than zero, the payment upon early redemption will be zero.

We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Measurement Date.

You may lose some or all of your investment upon early redemption. The combined negative effect of the Accrued Tracking Fee and the Redemption Fee Amount will reduce your final Redemption Amount. If the level of the Index (as measured by the Final VWAP Level as compared to the Initial VWAP Level) does not increase by an amount sufficient to offset the combined negative effect of the Accrued Tracking Fee and the Redemption Fee Amount (less any Coupon Amounts, any Stub Reference Distribution Amount, as applicable, and/or any Adjusted Coupon Amount, you may be entitled to receive), you may lose some or all of your investment upon early redemption.

The Accrued Tracking Fee as of the Redemption Measurement Date is an amount equal to:

(a)           the product of

(i)            the Quarterly Tracking Fee calculated as of the Redemption Measurement Date, and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the Redemption Valuation Date to and including the Redemption Measurement Date, and the denominator of which is 90, plus

(b)           the Adjusted Tracking Fee Shortfall, if any.

The “Adjusted Coupon Amount,” with respect to any Redemption Valuation Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount, calculated as of such Redemption Valuation Date, and the Adjusted Tracking Fee, calculated as of such Redemption Valuation Date. To the extent the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee, the Redemption Amount will not include an Adjusted Coupon Amount, and the Adjusted Tracking Fee Shortfall will be included in the calculation of the Accrued Tracking Fee as of the applicable Redemption Measurement Date.

The “Adjusted Reference Distribution Amount,” as of any Redemption Valuation Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to an Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date (or if the Redemption Valuation Date occurs prior to the first Coupon Valuation Date, the period from and excluding September 30, 2015) to and including such Redemption Valuation Date.

The “Adjusted Tracking Fee” is:

(1)           as of any Redemption Valuation Date occurring prior to the first Coupon Valuation Date, an amount equal to:

the product of

(i)            the Quarterly Tracking Fee as of such Redemption Valuation Date and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding September 30, 2015 to and including such Redemption Valuation Date, and the denominator of which is 90; and

(2)           as of any Redemption Valuation Date occurring on or after the first Coupon Valuation Date, an amount equal to:

(a)           the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date plus

(b)           the product of

(i)            the Quarterly Tracking Fee as of such Redemption Valuation Date and

(iii)          a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date to and including such Redemption Valuation Date, and the denominator of which is 90.

The “Adjusted Tracking Fee Shortfall,” as of any Redemption Valuation Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of such Redemption Valuation Date, is less than the Adjusted Tracking Fee, calculated as of such Redemption Valuation Date.

The “Redemption Fee Amount” means an amount equal to 0.125% of the Stated Principal Amount of the Securities.

Some of the defined terms used in this section have different applications when used in determining the Call Settlement Amount. For the definitions of the terms relevant to a call, please refer to “— UBS’s Call Right” below.

We discuss redemption in “Medium-Term Notes, Series B” above under “Description of Debt Securities We May Offer — Redemption and Payment.”

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the repurchase feature in this manner.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption, which we refer to as a “Redemption Notice” to UBS via email no later than 12:00 noon (New York City time) on the Business Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption, which we refer to as the “Redemption Confirmation,” to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Business Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than eighteen (18) calendar days’ prior notice to the holders of the Securities, such redemption to occur on any Business Day that we may specify on or after October 17, 2016 through and including the Maturity Date (the “Call Settlement Date”). Upon early redemption in the event we exercise this right, you will receive a cash payment equal to:

(a)           the product of

(i)            the Stated Principal Amount and

(ii)           the Index Performance Ratio as of the last Index Business Day in the Call Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on the last Index Business Day in the Call Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Accrued Tracking Fee as of the last Index Business Day in the Call Measurement Period, plus

(e)           the Stub Reference Distribution Amount as of the last Index Business Day in the Call Measurement Period, if any.

We refer to this cash payment as the “Call Settlement Amount.”

If the amount calculated above is equal to or less than zero, the payment upon early redemption will be zero.

We will inform you of such Call Settlement Amount on the first Business Day following the last Index Business Day in the Call Measurement Period.

The holders will receive payment for their Securities on the third Business Day following the last Index Business Day in the Call Measurement Period (the “Call Settlement Date”). If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index constituents, such Call Valuation Date may be postponed as described under “— Market Disruption Event.”

The “Call Measurement Period” means the five (5) Index Business Days from and including the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

You may lose some or all of your investment upon a call. The negative effect of the Accrued Tracking Fee will reduce your final payment. If the increase in the Final VWAP Level, as compared to the Initial VWAP Level, is insufficient to offset the negative effect of the Accrued Tracking Fee (less any Coupon Amounts, any Stub Reference Distribution Amount and/or any Adjusted Coupon Amount, you may be entitled to receive), or if the Final VWAP Level is less than the Initial VWAP Level, you may lose some or all of your investment upon a call.

The Accrued Tracking Fee as of the last Index Business Day in the Call Measurement Period is an amount equal to:

(a)           the product of

(i)            the Quarterly Tracking Fee calculated as of the last Index Business Day in such Call Measurement Period, and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the Call Valuation Date to and including the last Index Business Day in such Call Measurement Period, and the denominator of which is 90, plus

(b)           the Adjusted Tracking Fee Shortfall (as defined below), if any.

The Accrued Tracking Fee also takes into account the performance of the Index, as measured by the VWAP Level.

The “Adjusted Coupon Amount,” with respect to the Call Valuation Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount (as defined below), calculated as of the Call Valuation Date, and the Adjusted Tracking Fee (as defined in the preceding paragraph), calculated as of such Call Valuation Date. To the extent the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee, the Call Settlement Amount will not include an Adjusted Coupon Amount, and the Adjusted Tracking Fee Shortfall (as defined below) will be included in the calculation of the Accrued Tracking Fee as of the last Index Business Day in the Call Measurement Period.

The “Adjusted Reference Distribution Amount,” as of the Call Valuation Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to an Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including the Call Valuation Date.

The “Adjusted Tracking Fee” is, as of the Call Valuation Date, an amount equal to:

(a)           the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date plus

(b)           the product of

(i)            the Quarterly Tracking Fee as of such Call Valuation Date and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date to and including such Call Valuation Date, and the denominator of which is 90.

The “Adjusted Tracking Fee Shortfall,” as of the Call Valuation Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of such Call Valuation Date, is less than the Adjusted Tracking Fee, calculated as of such Call Valuation Date.

Some of the defined terms used in this section have different applications when used in determining the Redemption Amount. For the definition of the terms relevant to early redemption, please refer to “— Early Redemption at the Option of the Holders” above.

Security Calculation Agent

UBS Securities LLC will act as the “Security Calculation Agent.” The Security Calculation Agent will determine, among other things, the Current Indicative Value, the Index Performance Ratio, the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Quarterly Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Fee Amount, the Cash Settlement Amount, if any, that we will pay you at maturity, the Final Measurement Period, the Coupon Payment Dates, the Coupon Valuation Dates, the Coupon Ex-Dates, the Coupon Record Dates, the Redemption Amount, if any, that we will pay you upon redemption, if applicable, the Call Settlement Date, the Call Valuation Date, the Call Measurement Period and the Call Settlement Amount, if any, that we will pay you in the event that UBS calls the Securities, and whether any day is a Business Day, Exchange Business Day or Index Business Day. The Security Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the Index has been discontinued and whether there has been a material change in the Index. All determinations made by the Security Calculation Agent will be at the sole discretion of the Security Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Security Calculation Agent from time to time without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, any Call Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Quarterly Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Amount and Redemption Fee Amount, if any, per security, the Call Settlement Amount, if any, per security, and the Cash Settlement Amount, if any, per security, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

VWAP Calculation Agent

The NYSE will on each day that is not a Disrupted Day (as defined below) act as the “VWAP Calculation Agent.” The VWAP Calculation Agent will determine the VWAP of any Index constituent, the VWAP Level and the Final VWAP Level on any Index Business Day on which such VWAP, VWAP Level and Final VWAP Level are to be determined during the term of the Securities. The VWAP Calculation Agent determined the Initial VWAP Level of 487.420 as of March 31, 2010. All determinations made by the VWAP Calculation Agent will be at the sole discretion of the VWAP Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different VWAP Calculation Agent from time to time without your consent and without notifying you.

All calculations with respect to the VWAP of any Index constituent, any VWAP Level, and the Final VWAP Level will be rounded to the nearest thousandth, with five ten-thousandths rounded upward (e.g., .8765 would be rounded to .877).

Market Disruption Event

To the extent a Disrupted Day (as defined below) exists with respect to an Index constituent on an Averaging Date (as defined below) or on a Redemption Measurement Date, the VWAP and published share weighting with respect to such Index constituent (and only with respect to such Index constituent) for such Averaging Date or Redemption Measurement Date will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day that is not a Disrupted Day (the “Deferred Averaging Date”) with respect to such Index constituent irrespective of whether pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the VWAP of a particular Index constituent being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the VWAP Levels on the Index Business Days during the Final Measurement Period or Call Measurement Period, or on the Redemption Measurement Date, as applicable, the Security Calculation Agent or one of its affiliates, as the case may be, will apply the VWAP and the published share weighting with respect to such Index constituent for such Deferred Averaging Date to the calculation of the VWAP Level (i) on the date(s) of the original disruption with respect to such Index constituent and (ii) such Averaging Date. For example, if the Final Measurement Period or Call Measurement Period, as applicable, for purposes of calculating the Cash Settlement Amount or Call Settlement Amount, respectively, is based on the arithmetic mean of the VWAP Levels on June 6, 2016, June 7, 2016, June 8, 2016, June 9, 2016 and June 10, 2016 and there is a Market Disruption Event for an Index constituent on June 6, 2016, but no other Market Disruption Event during the Final Measurement Period or Call Measurement Period, as applicable, then the VWAP for such disrupted Index constituent on June 7, 2016 will be used more than once to calculate the Cash Settlement Amount or Call Settlement Amount, respectively, and such Cash Settlement Amount or Call Settlement Amount, as applicable, will be determined based on the arithmetic mean of the VWAP for such disrupted Index constituent on June 7, 2016, June 7, 2016, June 8, 2016, June 9, 2016 and June 10, 2016.

If the Redemption Measurement Date for purposes of calculating a Redemption Amount is based on the VWAP Level on June 6, 2016 and there is a Market Disruption Event for an Index constituent on June 6, 2016, then the VWAP for such disrupted Index constituent on June 7, 2016 will be used to calculate the Redemption Amount.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date or the Redemption Measurement Date, as applicable, with respect to any Index constituent occurring more than three (3) Index Business Days following the day originally scheduled to be such final Averaging Date or Redemption Measurement Date. If the third Index Business Day following the date originally scheduled to be the final Averaging Date, or the Redemption Measurement Date, as applicable, is not an Index Business Day or is a Disrupted Day with respect to such Index constituent, the Security Calculation Agent or one of its affiliates will determine the VWAP and share weighting with respect to any Index constituent required to be determined for the purpose of calculating the applicable VWAP Level based on its good faith estimate of the VWAP and share weighting of each such Index constituent that would have prevailed on the Primary Exchange on such third Index Business Day but for such suspension or limitation.

An “Averaging Date” means each of the Index Business Days during the Final Measurement Period or Call Measurement Period, as applicable, subject to adjustment as described herein.

A “Disrupted Day” with respect to any Index constituent is any Index Business Day on which the Primary Exchange or any Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred and is continuing, and, in both cases, the occurrence of which is determined by the Security Calculation Agent to have a material effect on the VWAP Level.

With respect to an Index constituent, a “Market Disruption Event” means:

(a)           the occurrence or existence of a condition specified below:

(i)            any suspension, absence or limitation of trading on the Primary Exchange for trading in the Index constituent, whether by reason of movements in price exceeding limits permitted by the Primary Exchange or otherwise,

(ii)           any suspension, absence or limitation of trading on the Related Exchange for trading in futures or options contracts related to the Index constituent, whether by reason of movements in price exceeding limits permitted by such Related Exchange or otherwise, or

(iii)          any event (other than an event described in (b) below) that disrupts or impairs (as determined by the Security Calculation Agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for, the relevant Index constituent or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the relevant Index constituent; or

(b)           the closure on any Index Business Day of the Primary Exchange or any Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by the Primary Exchange or such Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the Primary Exchange or such Related Exchange on such Index Business Day and (ii) the submission deadline for orders to be entered into the Primary Exchange or such Related Exchange system for execution at the close of trading on such Index Business Day;

in each case determined by the Security Calculation Agent in its sole discretion; and

(c)           a determination by the Security Calculation Agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the Securities.

For purposes of the above definition:

(a)           a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Primary Exchange or Related Exchange, and

(b)           for purposes of clause (a) above, limitations pursuant to the rules of any Primary Exchange or Related Exchange similar to NYSE Rule 80B or Nasdaq Rule 4120 (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B or Nasdaq Rule 4120 as determined by the Security Calculation Agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading.

“Scheduled Closing Time” means, with respect to the Primary Exchange or the Related Exchange, on any Index Business Day, the scheduled weekday closing time of the Primary Exchange or such Related Exchange on such Index Business Day, without regard to after hours or any other trading outside of the regular trading session hours.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series B” above. If we exercise this right, the redemption price of the Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.” In addition to the default amount described below, we will also pay the Coupon Amount per Security, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment,” calculated as if the date of acceleration was the last Index Business Day in the Final Measurement Period and the four Index Business Days immediately preceding the date of acceleration were the corresponding Index Business Days in the accelerated Final Measurement Period, with the fourth Index Business Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Index Business Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series B, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series B” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the

Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two (2) Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five (5) Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five (5) Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two (2) Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by S&P or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If S&P discontinues publication of or otherwise fails to publish the Index, or S&P does not make the Index constituents, their share weighting and/or the Index Divisor available to the VWAP Calculation Agent, and the Index Sponsor, S&P or another entity publishes a successor or substitute index that the Security Calculation Agent determines to be comparable to the discontinued Index and for which the Index constituents, their share weighting, and/or the Index Divisor are available to the VWAP Calculation Agent (such index being referred to herein as a “successor index”), then the VWAP Level for such successor index will be determined by the VWAP Calculation Agent by reference to the sum of the products of the VWAPs of the components underlying such successor index on the Primary Exchanges and each such component’s respective weighting within the successor index (which sum will be adjusted by any index divisor used by such successor index) on the dates and at the times as of which the VWAP Levels for such successor index are to be determined.

Upon any selection by the Security Calculation Agent of a successor Index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If S&P discontinues publication of the Index or does not make the Index constituents, their share weightings and/or Index Divisor available to the VWAP Calculation Agent prior to, and such discontinuation or unavailability is continuing on the Calculation Date or any Index Business Day during the Final Measurement Period or Call Measurement Period, or on the

Redemption Measurement Date, as applicable, or any other relevant date on which the VWAP Level is to be determined and the Security Calculation Agent determines that no successor index is available at such time, or the Security Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on the Calculation Date or any Index Business Day during the Final Measurement Period or Call Measurement Period, or on the Redemption Measurement Date, as applicable, or any other relevant date on which the VWAP Level is to be determined, then the Security Calculation Agent will determine the relevant VWAP Levels using the VWAP and published share weighting of each Index constituent included in the Index or successor index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions.

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the VWAP Level of the Index or such successor index does not, in the opinion of the Security Calculation Agent, fairly represent the VWAP Level of the Index or such successor index had such changes or modifications not been made, then the Security Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Security Calculation Agent, may be necessary in order to arrive at a VWAP level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the Security Calculation Agent will calculate the VWAP Levels for the Index or such successor index with reference to the Index or such successor index, as adjusted. The Security Calculation Agent will accordingly calculate the Final VWAP Level, the Current Indicative Value, the Index Performance Ratio, the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Quarterly Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Fee Amount, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon early redemption, if applicable, and the Call Settlement Amount, if any, that we will pay you in the event UBS calls the Securities, based on the relevant VWAP Levels calculated by the VWAP Calculation Agent, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), which, in turn, causes the VWAP Level of the Index or such successor index to be a fraction of what it would have been if there had been no such modification, then the Security Calculation Agent will make such calculations and adjustments in order to arrive at a VWAP Level for the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B”.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Cash Settlement Amount at Maturity,” “— UBS’s Call Right” and “— Early Redemption at the Option of the Holders” above.

Reissuances or Reopened Issues

We may issue additional Securities in amounts that exceed such amount any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series B” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate stated principal amount of the outstanding Securities of the class. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

14. UBS AG Exchange Traded Access Securities (E-TRACS) Linked
to the Alerian Natural Gas MLP Index due July 9, 2040

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” in “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general specific financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described in “Description of Debt Securities We May Offer” under “Medium-Term Notes, Series A” above. The terms described here supplement those described in “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

We describe the terms of the Securities in more detail below.

Principal Amount: $100,000,000

Issuer: UBS AG (Jersey Branch)

The Securities do not guarantee any return of principal at, or prior to, maturity or call, or upon early redemption. Instead, at maturity, you will receive a cash payment the amount of which will vary depending on the performance of the VWAP Level calculated in accordance with the formula set forth below and will be reduced by the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period. We refer to this cash payment as the “Cash Settlement Amount.”

For each Security you hold, you will receive on each Coupon Payment Date an amount in cash equal to the difference between the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, and the Accrued Tracking Fee, calculated as of the corresponding Coupon Valuation Date. To the extent the Reference Distribution Amount on a Coupon Valuation Date is less than the Accrued Tracking Fee on the corresponding Coupon Valuation Date, there will be no Coupon Amount payment made on the corresponding Coupon Payment Date, and a Tracking Fee Shortfall, as described below, will be included in the Accrued Tracking Fee for the next Coupon Valuation Date. If there is a Tracking Fee Shortfall as of the last Coupon Valuation Date, that amount will be taken into account in determining the Cash Settlement Amount.

If you exercise your right to have us redeem your Securities, for each Security you will receive a cash payment on the Redemption Date equal to (a) the product of (i) the Principal Amount and (ii) the Index Performance Ratio as of the Redemption Valuation Date plus (b) the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Redemption Valuation Date if on the Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus (c) the Adjusted Coupon Amount, if any, minus (d) the Adjusted Tracking Fee Shortfall, if any, as of the Redemption Valuation Date, minus (e) the Redemption Fee Amount. We refer to this cash payment as the “Redemption Amount.” For purposes of calculating the Redemption Amount, either the Adjusted Coupon Amount will be included or the Adjusted Tracking Fee Shortfall will be subtracted, but not both.

Subject to your compliance with the procedures described under “— Early Redemption at the Option of the Holders” and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request on any Business Day during the term of the Securities to have us redeem your Securities, provided that you request that we redeem a minimum of 50,000 Securities. For any applicable redemption request, the “Redemption Valuation Date” will be the first Index Business Day following the date that the applicable Redemption Notice and Redemption Confirmation (each as defined below) are delivered. The Securities will be repurchased and the holders will receive payment for their Securities on the third Business Day following the Redemption Valuation Date (the “Redemption Date”). If a Market Disruption Event is continuing or occurs on the scheduled Redemption Valuation Date with respect to any of the Index constituents, the Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each Coupon Payment Date you will receive an amount in cash equal to the difference between the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, and the Accrued Tracking Fee, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

To the extent the Reference Distribution Amount on any Coupon Valuation Date is less than the Accrued Tracking Fee on the corresponding Coupon Valuation Date, there will be no Coupon Amount payment made on the corresponding Coupon Payment Date, and an amount equal to the difference between the Accrued Tracking Fee and the Reference Distribution Amount (the “Tracking Fee Shortfall”) will be included in the Accrued Tracking Fee for the next Coupon Valuation Date. This process will be repeated to the extent necessary until the Reference Distribution Amount for a Coupon Valuation Date is greater than the Accrued Tracking Fee for the corresponding Coupon Valuation Date. The final Coupon Amount will be included in the Cash Settlement Amount.

The “Coupon Payment Date” means the 15th Index Business Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date, subject to adjustment as described herein. The first Coupon Payment Date was October 21, 2010.

The “Coupon Valuation Date” means the 30th of March, June, September and December of each calendar year during the term of the Securities or if such date is not an Index Business Day, then the first Index Business Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date, subject to adjustment described herein. The first Coupon Valuation Date was September 30, 2010.

The “Coupon Record Date” means the ninth Index Business Day following each Coupon Valuation Date.

The “Coupon Ex-Date,” with respect to a Coupon Amount, means the first Exchange Business Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Exchange Business Day prior to the applicable Coupon Record Date.

The “Reference Distribution Amount” means (i) as of the first Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the Initial Trade Date to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date.

Notwithstanding the foregoing, with respect to cash distributions for an Index constituent which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index constituent fails to pay the distribution to holders of such Index constituent by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index constituent equal to (i) the published unit weighting of that Index constituent as of that date, divided by (ii) the product of (a) the Index Divisor as of that date, and (b) the Initial VWAP Level divided by 25.

“record date” means, with respect to a distribution on an Index constituent, the date on which a holder of the Index constituent must be registered as a unitholder of such Index constituent in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on an Index constituent, the first Business Day on which transactions in such Index constituent trade on the Primary Exchange without the right to receive such distribution.

The “Annual Tracking Fee” means, as of any date of determination, an amount per Security equal to the product of (i) 0.85% per annum and (ii) the Current Indicative Value as of the immediately preceding Index Business Day.

The “Accrued Tracking Fee” is:

(1)           with respect to the first Coupon Valuation Date, an amount equal to the product of

(a)           the Annual Tracking Fee as of the first Coupon Valuation Date and

(b)           a fraction, the numerator of which is the total number of calendar days from and excluding the Initial Trade Date to and including the first Coupon Valuation Date, and the denominator of which is 365; and

(2)           with respect to any Coupon Valuation Date other than the first Coupon Valuation Date, an amount equal to

(a)           the product of

(i)            the Annual Tracking Fee as of such Coupon Valuation Date and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date, and the denominator of which is 365, plus

(b)           the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date. If there is a Tracking Fee Shortfall on the last Coupon Valuation Date, it will be taken into account in determining the Cash Settlement Amount, as described below.

The “Current Indicative Value,” as determined by the Security Calculation Agent, means, as of any date of determination, an amount per Security equal to the product of (i) the Principal Amount multiplied by (ii) a fraction, the numerator of which is equal to the VWAP Level as of such date and the denominator of which is equal to the Initial VWAP Level.

Cash Settlement Amount at Maturity

The “Maturity Date” is July 9, 2040, which will be the third Business Day following the last Index Business Day in the Final Measurement Period, subject to adjustment as described below under “— Market Disruption Event.”

For each Security, unless earlier called or redeemed, you will receive at maturity a cash payment equal to (a) the product of (i) the Principal Amount and (ii) the Index Performance Ratio as of the last Index Business Day in the Final Measurement Period plus (b) the final Coupon Amount, minus (c) the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period, plus (d) the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any. We refer to this cash payment as the “Cash Settlement Amount.”

If the amount calculated above is less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. Because the Accrued Tracking Fee (including any Tracking Fee Shortfall) reduces your final payment, the final level of the Index, as measured by the Final VWAP Level, will need to increase from the level of the Index on the Initial Trade Date, as measured by the Initial VWAP Level, in an amount at least equal to the percentage of the Principal Amount represented by the Accrued Tracking Fee, less any Coupon Amounts and any Stub Reference Distribution Amount, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the increase in the final level of the Index, as measured by the Final VWAP Level, from the level of the Index on the Initial Trade Date, as measured by the Initial VWAP Level, is insufficient to offset the negative effect of the Accrued Tracking Fee, or if the final level of the Index, as measured by the Final VWAP Level, is less than the Initial VWAP Level, you will lose some or all of your investment at maturity.

The “Accrued Tracking Fee” as of the last Index Business Day in the Final Measurement Period is an amount equal to (a) the product of (i) the Annual Tracking Fee calculated as of the last Index Business Day in the Final Measurement Period and (ii) a fraction, the numerator of which is the total number of calendar days from and excluding the Calculation Date to and including the last Index Business Day in the Final Measurement Period, and the denominator of which is 365, plus (b) the Tracking Fee Shortfall as of the last Coupon Valuation Date, if any.

The “Principal Amount” of each Security is $25.00. The Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Principal Amount.

The “Index Performance Ratio” on any Index Business Day is calculated as follows:

Final VWAP Level
Initial VWAP Level

The “Initial VWAP Level” is 553.17, as determined by the VWAP Calculation Agent.

The “Final VWAP Level,” as determined by the VWAP Calculation Agent, will be the arithmetic mean of the VWAP Levels measured on each Index Business Day during the Final Measurement Period or Call Measurement Period, or the VWAP Level on any applicable Redemption Valuation Date, as applicable.

The “Final Measurement Period” means the five Index Business Days from and including the Calculation Date, subject to adjustment as described under “— Market Disruption Event.”

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the first Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, to and including the last Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, provided, that for the purpose of calculating the Stub Reference Distribution Amount, the Reference Holder will be deemed to hold four-fifths, three-fifths, two-fifths and one-fifth of the shares of each Index constituent it would otherwise hold on the second, third, fourth and fifth Index Business Day, respectively, in such Final Measurement Period or Call Measurement Period.

The “Index Calculation Agent” means the entity that calculates and publishes the level of the Index, which is currently S&P.

The “Calculation Date” means June 28, 2040, unless such day is not an Index Business Day, in which case the Calculation Date will be the next Index Business Day, subject to adjustments.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Exchange Business Day” means any day on which the primary exchange or market for trading of the Securities is scheduled to be open for trading.

“Primary Exchange” means, with respect to each Index constituent or each constituent underlying a successor index, the primary exchange or market of trading such Index constituent or such constituent underlying a successor index.

“Related Exchange” means, with respect to each Index constituent or each constituent underlying a successor index, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agent) on the overall market for futures or options contracts relating to such Index constituent or such constituent underlying a successor index.

Underlying Index

The return on the Securities is linked to the performance of the Alerian Natural Gas MLP Index. The Index is an equal-weighted composite of 20 natural gas infrastructure master limited partnerships, whose constituents earn the majority of their cash flow from the transportation, storage, and processing of natural gas and natural gas liquids.

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request on any Business Day during the term of the Securities to have us redeem your Securities no later than 12:00 noon, New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on any Business Day provided that you request that we redeem a minimum of 50,000 Securities. For any applicable redemption request, the “Redemption Valuation Date” will be the first Index Business Day following the date that the applicable Redemption Notice and Redemption Confirmation (each as defined below) are delivered. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities. Any such reduction will be applied on a consistent basis for all holders of the Securities at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the applicable Redemption Valuation Date (the “Redemption Date”). The first Redemption Date was July 26, 2010. If a Market Disruption Event is continuing or occurs on the applicable scheduled Redemption Valuation Date with respect to any of the Index constituents, such Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures,” for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Principal Amount and (ii) the Index Performance Ratio as of the Redemption Valuation Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Redemption Valuation Date if on the Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Adjusted Tracking Fee Shortfall, if any, as of the Redemption Valuation Date, minus

(e)           the Redemption Fee Amount.

We refer to this cash payment as the “Redemption Amount.”

For purposes of calculating the Redemption Amount, either the Adjusted Coupon Amount will be included or the Adjusted Tracking Fee Shortfall will be subtracted, but not both.

If the amount calculated above is less than zero, the payment upon early redemption will be zero.

We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

You may lose some or all of your investment upon early redemption. Because the Adjusted Tracking Fee Shortfall, if any, and Redemption Fee Amount reduce your final payment, the Final VWAP Level, as compared to the Initial VWAP Level, will need to increase in an amount at least equal to the percentage of the Principal Amount represented by the Adjusted Tracking Fee Shortfall, if any, and the Redemption Fee Amount, less any Coupon Amounts and/or any Adjusted Coupon Amount, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the increase in the Final VWAP Level, as compared to the Initial VWAP Level, is insufficient to offset such a negative effect, or if the Final VWAP Level is less than the Initial VWAP Level, you will lose some or all of your investment upon early redemption.

The “Adjusted Coupon Amount,” with respect to any Redemption Valuation Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount, calculated as of the applicable Redemption Valuation Date, and the Adjusted Tracking Fee, calculated as of such Redemption Valuation Date, to the extent that the Adjusted Reference Distribution Amount, calculated as of such Redemption Valuation Date, is greater than or equal to the Adjusted Tracking Fee, calculated as of such Redemption Valuation Date.

The “Adjusted Reference Distribution Amount,” as of any Redemption Valuation Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to an Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date (or if the Redemption Valuation Date occurs prior to the first Coupon Valuation Date, the period from and excluding the Initial Trade Date) to and including such Redemption Valuation Date.

The “Adjusted Tracking Fee,” as of any Redemption Valuation Date, is an amount equal to (a) the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date plus (b) the product of (i) the Annual Tracking Fee as of such Redemption Valuation Date and (ii) a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date (or if the Redemption Valuation Date occurs prior to the first Coupon Valuation Date, the period from and excluding the Initial Trade Date) to and including such Redemption Valuation Date, and the denominator of which is 365.

The “Adjusted Tracking Fee Shortfall,” as of any Redemption Valuation Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of such Redemption Valuation Date, is less than the Adjusted Tracking Fee, calculated as of such Redemption Valuation Date.

Some of the defined terms used in this section have different applications when used in determining the Call Settlement Amount. For the definitions of the terms relevant to a call, please refer to “— UBS’s Call Right.”

We discuss these matters in “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Redemption and Payment.”

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

In addition, UBS AG has determined to offer all holders of the Securities the option, upon early redemption and solely for purposes of determining the Redemption Amount, but not for any other purpose, to elect that the Index Performance Ratio (which is used to determine the Redemption Amount) be calculated using the Index Closing Level on the Redemption

Valuation Date instead of the Final VWAP Level. If the redeeming holder so elects, the Index Performance Ratio will be calculated, for purposes of determining the Redemption Amount, as:

Index Closing Level on the Redemption Valuation Date divided by Initial VWAP Level

The “Index Closing Level” is the closing level of the Index as reported on the NYSE and Bloomberg; provided, however, that if the closing level of the Index as reported on the NYSE (or any successor) differs from the closing level of the Index as reported on Bloomberg (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

Holders will not know the Redemption Amount at the time that they elect to redeem their Securities. Similarly, holders will not know at the time of their election whether the Redemption Amount would be greater if the Index Performance Ratio were calculated using the Final VWAP Level or using the Index Closing Level. Any election to redeem any of the Securities, and any election to have the Index Performance Ratio calculated using the Index Closing Level instead of the Final VWAP Level, is irrevocable. Holders will not be able to rescind their election to redeem their Securities, or their election to have the Index Performance Ratio calculated using the Index Closing Level instead of the Final VWAP Level, after a redemption notice is received by UBS or after the holder indicates to UBS which alternative it elects to calculate the Index Performance Ratio, respectively.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Business Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Business Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than eighteen calendar days’ prior notice to the holders of the Securities, such redemption to occur on any Business Day that we may specify on or after July 18, 2011 through and including the Maturity Date (the “Call Settlement Date”). Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of

(i)            the Principal Amount and (ii) the Index Performance Ratio as of the last Index Business Day in the Call Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on the last Index Business Day in the Call Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Accrued Tracking Fee as of the last Index Business Day in the Call Measurement Period, plus

(e)           the Stub Reference Distribution Amount as of the last Index Business Day in the Call Measurement Period, if any.

We refer to this cash payment as the “Call Settlement Amount.”

If the amount calculated above is less than zero, the payment upon early redemption will be zero.

If UBS issues a call notice on any calendar day, the “Call Valuation Date” will be the last Business Day of the week following the week in which the call notice is issued, generally Friday, subject to a minimum five calendar day period commencing on the date of the issuance of the call notice and ending on the related Call Valuation Date. If UBS issues a call notice on a Friday, the related Call Valuation Date will fall on the following Friday.

We will inform you of such Call Settlement Amount on the first Business Day following the last Index Business Day in the Call Measurement Period.

The holders will receive payment for their Securities on the third Business Day following the last Index Business Day in the Call Measurement Period (the “Call Settlement Date”). If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index constituents, such Call Valuation Date may be postponed as described under “— Market Disruption Event.”

The “Call Measurement Period” means the five Index Business Days from and including the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

You may lose some or all of your investment upon a call. Because the Accrued Tracking Fee reduces your final payment, the Final VWAP Level, as compared to the Initial VWAP Level, will need to increase in an amount at least equal to the percentage of the principal amount represented by the Accrued Tracking Fee, less any Coupon Amounts, any Stub Reference Distribution Amount and/or any Adjusted Coupon Amount, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the increase in the Final VWAP Level, as compared to the Initial VWAP Level, is insufficient to offset such a negative effect, or if the Final VWAP Level is less than the Initial VWAP Level, you will lose some or all of your investment upon a call.

The “Accrued Tracking Fee” as of the last Index Business Day in the Call Measurement Period is an amount equal to

(a)           the product of

(i)            the Annual Tracking Fee calculated as of the last Index Business Day in the Call Measurement Period, and (ii) a fraction, the numerator of which is the total number of calendar days from and excluding the Call Valuation Date to and including the last Index Business Day in the Call Measurement Period, and the denominator of which is 365, plus

(b)           the Adjusted Tracking Fee Shortfall (as defined below), if any.

The “Adjusted Coupon Amount,” with respect to the Call Valuation Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount (as defined below), calculated as of the Call Valuation Date, and the Adjusted Tracking Fee (as defined below), calculated as of the Call Valuation Date, to the extent that the Adjusted Reference Distribution Amount, calculated as of the Call Valuation Date, is greater than or equal to the Adjusted Tracking Fee, calculated as of the Call Valuation Date.

The “Adjusted Reference Distribution Amount,” as of the Call Valuation Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to an Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including the Call Valuation Date.

The “Adjusted Tracking Fee,” as of the Call Valuation Date, is an amount equal to (a) the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date plus (b) the product of (i) the Annual Tracking Fee as of the Call Valuation Date and (ii) a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date to and including the Call Valuation Date, and the denominator of which is 365.

The “Adjusted Tracking Fee Shortfall,” as of the Call Valuation Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of the Call Valuation Date, is less than the Adjusted Tracking Fee, calculated as of the Call Valuation Date.

Some of the defined terms used in this section have different applications when used in determining the Redemption Amount. For the definition of the terms relevant to early redemption, please refer to “— Early Redemption at the Option of the Holders.”

Security Calculation Agent

UBS Securities LLC will act as the Security Calculation Agent. The Security Calculation Agent will determine, among other things, the Index Performance Ratio, the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Annual Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Fee Amount, the Cash Settlement Amount, if any, that we will pay you at maturity, the Coupon Ex-Dates, the Coupon Record Dates, the Redemption Amount, if any, that we will pay you upon redemption, if applicable, and the Call Settlement Amount, if any, that we will pay you in the event that UBS calls the Securities, and whether any day is a Business Day, Index Business Day or Exchange Business Day. The Security Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the Index has been discontinued and whether there has been a material change in the Index. All determinations made by the Security Calculation Agent will be at the sole discretion of the Security Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Security Calculation Agent from time to time without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, any Call Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Annual Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Amount and Redemption Fee Amount, if any, per Security, the Call Settlement Amount, if any, per Security, and the Cash Settlement Amount, if any, per Security, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Disrupted Day (as defined below) exists with respect to an Index constituent on an Averaging Date (as defined below) or on a Redemption Valuation Date, the VWAP and published share weighting with respect to such Index constituent (and only with respect to such Index constituent) for such Averaging Date or Redemption Valuation Date will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day that is not a Disrupted Day (the “Deferred Averaging Date”) with respect to such Index constituent irrespective of whether pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the VWAP of a particular Index constituent being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the VWAP Levels on the Index Business Days during the Final Measurement Period or Call Measurement Period, or on the Redemption Valuation Date, as applicable, the Security Calculation Agent or one of its affiliates, as the case may be, will apply the VWAP and the published share weighting with respect to such Index constituent for such Deferred Averaging Date to the calculation of the VWAP Level (i) on the date(s) of the original disruption with respect to such Index constituent and (ii) such Averaging Date. For example, if the Final Measurement Period or Call Measurement Period, as applicable, for purposes of calculating the Cash Settlement Amount or Call Settlement Amount, respectively, is based on the arithmetic mean of the VWAP Levels on August 8, 2011, August 9, 2011, August 10, 2011, August 11, 2011 and August 12, 2011 and there is a Market Disruption Event for an Index constituent on August 8, 2011, but no other Market Disruption Event during the Final Measurement Period or Call Measurement Period, as applicable, then the VWAP for such disrupted Index constituent on August 9, 2011 will be used more than once to calculate the Cash Settlement Amount or Call Settlement Amount, respectively, and such Cash Settlement Amount or Call Settlement Amount, as applicable, will be determined based on the arithmetic mean of the VWAP for such disrupted Index constituent on August 9, 2011, August 9, 2011, August 10, 2011, August 11, 2011 and August 12, 2011.

If the Redemption Valuation Date for purposes of calculating a Redemption Amount is based on the VWAP Level on August 8, 2011 and there is a Market Disruption Event for an Index constituent on August 8, 2011, then the VWAP for such disrupted Index constituent on August 9, 2011 will be used to calculate the Redemption Amount.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date or the Redemption Valuation Date, as applicable, with respect to any Index constituent occurring more than three Index Business Days following the day originally scheduled to be such final Averaging Date or Redemption Valuation Date. If the third Index Business Day following the date originally scheduled to be the final Averaging Date, or the Redemption Valuation Date, as applicable, is not an Index Business Day or is a Disrupted Day with respect to such Index constituent, the Security Calculation Agent or one of its affiliates will determine the VWAP and share weighting with respect to any Index constituent required to be determined for the purpose of calculating the applicable VWAP Level based on its good faith estimate of the VWAP and share weighting of each such Index constituent that would have prevailed on the Primary Exchange on such third Index Business Day but for such suspension or limitation.

An “Averaging Date” means each of the Index Business Days during the Final Measurement Period or Call Measurement Period, as applicable, subject to adjustment as described herein.

A “Disrupted Day” with respect to any Index constituent is any Index Business Day on which the Primary Exchange or any Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred and is continuing, and, in both cases, the occurrence of which is determined by the Security Calculation Agent to have a material effect on the VWAP Level.

Notwithstanding the occurrence of one or more of the events below, which may, in the Security Calculation Agent’s discretion, constitute a Market Disruption Event with respect to an Index constituent, the Security Calculation Agent in its discretion may waive its right to postpone the VWAP and share weighting determinations if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the VWAP of the applicable Index constituent on such date.

With respect to an Index constituent, a “Market Disruption Event” means:

(a)           the occurrence or existence of a condition specified below:

(i)            any suspension, absence or limitation of trading on the Primary Exchange for trading in the

(ii)           Index constituent, whether by reason of movements in price exceeding limits permitted by the Primary Exchange or otherwise;

(iii)          any suspension, absence or limitation of trading on the Related Exchange for trading in futures or options contracts related to the Index constituent, whether by reason of movements in price exceeding limits permitted by such Related Exchange or otherwise, or

(iv)          any event (other than an event described in (b) below) that disrupts or impairs (as determined by the Security Calculation Agent) the ability of market participants in general

(A)to effect transactions in, or obtain market values for, the relevant Index constituent or

(B)to effect transactions in, or obtain market values for, futures or options contracts relating to the relevant Index constituent; or

(b)           the closure on any Index Business Day of the Primary Exchange or any Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by the Primary Exchange or such Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the Primary Exchange or such Related Exchange on such Index Business Day and (ii) the submission deadline for orders to be entered into the Primary Exchange or such Related Exchange system for execution at the close of trading on such Index Business Day;

in each case determined by the Security Calculation Agent in its sole discretion; and

(c)           a determination by the Security Calculation Agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the Securities.

For purposes of the above definition:

(a)           a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Primary Exchange or Related Exchange, and

(b)           for purposes of clause (a) above, limitations pursuant to the rules of any Primary Exchange or Related Exchange similar to NYSE Rule 80B or Nasdaq Rule 4120 (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B or Nasdaq Rule 4120 as determined by the Security Calculation Agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading.

“Scheduled Closing Time” means, with respect to the Primary Exchange or the Related Exchange, on any Index Business Day, the scheduled weekday closing time of the Primary Exchange or such Related Exchange on such Index Business Day, without regard to after hours or any other trading outside of the regular trading session hours.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series A” above. If we exercise this right, the redemption price of the Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

For the purpose of determining whether the holders of our Medium-Term Notes, Series A, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series A, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series A, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series A, accelerating the maturity of the Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

For the purpose of determining whether the holders of our Medium-Term Notes, Series A, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series A, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series A, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series A, accelerating the maturity of the Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in ”Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If S&P discontinues publication of or otherwise fails to publish the Index, or S&P does not make the Index constituents, their share weighting and/or the Index Divisor available to the VWAP Calculation Agent, and the Index Sponsor, S&P or another entity publishes a successor or substitute index that the Security Calculation Agent determines to be comparable to the discontinued Index and for which the Index constituents, their share weighting, and/or the Index Divisor are available to the VWAP Calculation Agent (such index being referred to herein as a “successor index”), then the VWAP Level for such successor index will be determined by the VWAP Calculation Agent by reference to the sum of the products of the VWAPs of the components underlying such successor index on the Primary Exchanges and each such component’s respective weighting within the successor index (which sum will be adjusted by any index divisor used by such successor index) on the dates and at the times as of which the VWAP Levels for such successor index are to be determined.

Upon any selection by the Security Calculation Agent of a successor index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If S&P discontinues publication of the Index or does not make the Index constituents, their share weightings and/or Index Divisor available to the VWAP Calculation Agent prior to, and such discontinuation or unavailability is continuing on the Calculation Date or any Index Business Day during the Final Measurement Period or Call Measurement Period, or on the Redemption Valuation Date, as applicable, or any other relevant date on which the VWAP Level is to be determined and the Security Calculation Agent determines that no successor index is available at such time, or the Security Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on the Calculation Date or any Index Business Day during the Final Measurement Period or Call Measurement Period, or on the Redemption Valuation Date, as applicable, or any other relevant date on which the VWAP Level is to be determined, then the Security Calculation Agent will determine the relevant VWAP Levels using the VWAP and published share weighting of each Index constituent included in the Index or successor index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions.

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the VWAP Level of the Index or such successor index does not, in the opinion of the Security Calculation Agent, fairly represent the VWAP Level of the Index or such successor index had such changes or modifications not been made, then the Security Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Security Calculation Agent, may be necessary in order to arrive at a VWAP level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the Security Calculation Agent will calculate the VWAP Levels for the Index or such successor index with reference to the Index or such successor index, as adjusted. The Security Calculation Agent will accordingly calculate the Final VWAP Level, the Index Performance Ratio, the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Annual Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Fee Amount, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon early redemption, if applicable, and the Call Settlement Amount, if any, that we will pay you in the event UBS calls the Securities, based on the relevant VWAP Levels calculated by the VWAP Calculation Agent, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), which, in turn, causes the VWAP Level of the Index or such successor index to be a fraction of what it would have been if there had been no such modification, then the Security Calculation Agent will make such calculations and adjustments in order to arrive at a VWAP Level for the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series A” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series A” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Cash Settlement Amount at Maturity,” “— UBS’s Call Right” and “— Early Redemption at the Option of the Holders” above.

Reissuances or Reopened Issues

We may issue additional Securities at any time without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series A” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, Jersey Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

15. UBS AG Exchange Traded Access Securities (E-TRACS) Linked to the Wells Fargo® Business Development Company Index due April 26, 2041

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” in “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described under “Medium-Term Notes, Series A” above. The terms described here supplement those described in under “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

We describe the terms of the Securities in more detail below.

Principal Amount: $200,000,000

Issuer: UBS AG (Jersey Branch)

The Securities do not guarantee any return of principal at, or prior to, maturity or call, or upon early redemption. At maturity, you will receive a cash payment based on the performance of the Index equal to (a) the product of (i) the Principal Amount and (ii) the Index Performance Ratio as of the last Index Business Day in the Final Measurement Period plus (b) the final Coupon Amount minus (c) the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period, plus (d) the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any. We refer to this cash payment as the “Cash Settlement Amount.”

For each Security you hold, you will receive on each Coupon Payment Date an amount in cash equal to the difference between the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, and the Accrued Tracking Fee, calculated as of the corresponding Coupon Valuation Date. To the extent the Reference Distribution Amount on a Coupon Valuation Date is less than the Accrued Tracking Fee on the corresponding Coupon Valuation Date, there will be no Coupon Amount payment made on the corresponding Coupon Payment Date, and a Tracking Fee Shortfall, as described below, will be included in the Accrued Tracking Fee for the next Coupon Valuation Date. If there is a Tracking Fee Shortfall as of the last Coupon Valuation Date, that amount will be taken into account in determining the Cash Settlement Amount.

If you exercise your right to have us redeem your Securities, for each Security you will receive a cash payment on the Redemption Date equal to (a) the product of (i) the Principal Amount and (ii) the Index Performance Ratio as of the Redemption Valuation Date plus (b) the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Redemption Valuation Date if on the Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus (c) the Adjusted Coupon Amount, if any, minus (d) the Adjusted Tracking Fee Shortfall, if any, as of the Redemption Valuation Date, minus (e) the Redemption Fee Amount. We refer to this cash payment as the “Redemption Amount.” For purposes of calculating the Redemption Amount, either the Adjusted Coupon Amount will be included or the Adjusted Tracking Fee Shortfall will be subtracted, but not both.

Subject to your compliance with the procedures described under “— Early Redemption at the Option of the Holders” and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request on any Business Day during the term of the Securities to have us redeem your Securities, provided that you request that we redeem a minimum of 50,000 Securities. For any applicable redemption request, the “Redemption Valuation Date” will be the first Index Business Day following the date that the applicable Redemption Notice and Redemption Confirmation (each as defined below) are delivered. The Securities will be repurchased and the holders will receive payment for their Securities on the third Business Day following the Redemption Valuation Date (the “Redemption Date”). If a Market Disruption Event is continuing or occurs on the scheduled Redemption Valuation Date with respect to any of the Index constituents, the Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

Index Performance Ratio

The Index Performance Ratio during the Initial Measurement Period is calculated as follows: On the Initial Trade Date (“Day 1”), the Index Performance Ratio equals 1;

On the first Index Business Day after the Initial Trade Date (“Day 2”), the Index Performance Ratio equals (8 plus (2 times Index Closing Level on Day 2 divided by the Adjusted Initial Index Level as of Day 2)) divided by 10;

On the second Index Business Day after the Initial Trade Date (“Day 3”), the Index Performance Ratio equals (7 plus (3 times Index Closing Level on Day 3 divided by the Adjusted Initial Index Level as of Day 3)) divided by 10;

On the third Index Business Day after the Initial Trade Date (“Day 4”), the Index Performance Ratio equals (6 plus (4 times Index Closing Level on Day 4 divided by the Adjusted Initial Index Level as of Day 4)) divided by 10;

On the fourth Index Business Day after the Initial Trade Date (“Day 5”), the Index Performance Ratio equals (5 plus (5 times Index Closing Level on Day 5 divided by the Adjusted Initial Index Level as of Day 5)) divided by 10;

On the fifth Index Business Day after the Initial Trade Date (“Day 6”), the Index Performance Ratio equals (4 plus (6 times Index Closing Level on Day 6 divided by the Adjusted Initial Index Level as of Day 6)) divided by 10;

On the sixth Index Business Day after the Initial Trade Date (“Day 7”), the Index Performance Ratio equals (3 plus (7 times Index Closing Level on Day 7 divided by the Adjusted Initial Index Level as of Day 7)) divided by 10;

On the seventh Index Business Day after the Initial Trade Date (“Day 8”), the Index Performance Ratio equals (2 plus (8 times Index Closing Level on Day 8 divided by the Adjusted Initial Index Level as of Day 8)) divided by 10;

On the eighth Index Business Day after the Initial Trade Date (“Day 9”), the Index Performance Ratio equals (1 plus (9 times Index Closing Level on Day 9 divided by the Adjusted Initial Index Level as of Day 9)) divided by 10; and

On the ninth Index Business Day after the Initial Trade Date (“Day 10”), the Index Performance Ratio equals Index Closing Level on Day 10 divided by the Adjusted Initial Index Level as of Day 10.

The “Adjusted Initial Index Level”, on any date of determination during the Initial Measurement Period, means the arithmetic mean of the Index Closing Levels from and including the Initial Trade Date to and including such date of determination.

The Index Performance Ratio on any Index Business Day after the Initial Measurement Period is calculated as follows:

Final Index Level
Initial Index Level

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each quarterly Coupon Payment Date you will receive an amount in cash equal to the difference between the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, and the Accrued Tracking Fee, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

To the extent the Reference Distribution Amount on any Coupon Valuation Date is less than the Accrued Tracking Fee on the corresponding Coupon Valuation Date, there will be no Coupon Amount payment made on that Coupon Payment Date, and an amount equal to the difference between the Accrued Tracking Fee and the Reference Distribution Amount (the “Tracking Fee Shortfall”) will be included in the Accrued Tracking Fee and will reduce the Coupon Amount for the next Coupon Valuation Date. This process will be repeated to the extent necessary until the Reference Distribution Amount for a Coupon Valuation Date is greater than the Accrued Tracking Fee for the corresponding Coupon Valuation Date. The final Coupon Amount will be included in the Cash Settlement Amount.

The “Coupon Payment Date” means the 15th Index Business Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date, subject to adjustment as described herein. The first Coupon Payment Date was July 22, 2011.

The “Coupon Valuation Date” means the 30th of March, June, September and December of each calendar year during the term of the Securities or if such date is not an Index Business Day, then the first Index Business Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date, subject to adjustment described herein. The first Coupon Valuation Date was June 30, 2011.

The “Coupon Record Date” means the ninth Index Business Day following each Coupon Valuation Date.

The “Coupon Ex-Date,” with respect to a Coupon Amount, means the first Exchange Business Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Exchange Business Day prior to the applicable Coupon Record Date.

The “Reference Distribution Amount” means (i) as of the first Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the Initial Trade Date to and including the first Coupon Valuation Date, provided, that for the purpose of calculating the Reference Distribution Amount, the Reference Holder will be deemed to hold none, one-tenth, two-tenths, three-tenths, four-tenths, five-tenths, six-tenths, seven-tenths, eight-tenths, and nine-tenths of the shares of each Index constituent it would otherwise hold on the first, second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth Index Business Day, respectively, in the Initial Measurement Period; and (ii) as of any other Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date.

Notwithstanding the foregoing, with respect to cash distributions for an Index constituent which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index constituent fails to pay the distribution to holders of such Index constituent by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

The “Reference Holder” is, as of any date of determination after the Initial Measurement Period, a hypothetical holder of a number of units of each Index constituent equal to (i) the published unit weighting of that Index constituent as of that date, divided by (ii) the product of (a) the Divisor as of that date and (b) the Initial Index Level divided by 25.

During the Initial Measurement Period, the “Reference Holder” is a hypothetical holder of a number of units of each Index constituent equal to (i) the published unit weighting of that Index constituent as of that date, divided by (ii) the product of (a) the Divisor as of that date, and (b) the Adjusted Initial Index Level on the previous Index Business Day divided by 25.

“record date” means, with respect to a distribution on an Index constituent, the date on which a holder of the Index constituent must be registered as a unitholder of such Index constituent in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on an Index constituent, the first Business Day on which transactions in such Index constituent trade on the Primary Exchange without the right to receive such distribution.

The “Annual Tracking Fee” means, as of any date of determination, an amount per Security equal to the product of (i) 0.85% per annum and (ii) the Current Indicative Value as of the immediately preceding Index Business Day.

The “Accrued Tracking Fee” is:

(1)           with respect to the first Coupon Valuation Date, an amount equal to the product of

(a)           the Annual Tracking Fee as of the first Coupon Valuation Date and

(b)           a fraction, the numerator of which is the total number of calendar days from and excluding the Initial Trade Date to and including the first Coupon Valuation Date, and the denominator of which is 365;

and

(2)           with respect to any Coupon Valuation Date other than the first Coupon Valuation Date, an amount equal to

(a)           the product of

(i)            the Annual Tracking Fee as of such Coupon Valuation Date and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date, and the denominator of which is 365, plus

(b)           the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date. If there is a Tracking Fee Shortfall on the last Coupon Valuation Date, it will be taken into account in determining the Cash Settlement Amount, as described below.

The “Current Indicative Value,” as determined by the Security Calculation Agent, means, as of any date of determination, an amount per Security equal to the product of (i) the Principal Amount multiplied by (ii) the Index Performance Ratio as of such date.

Cash Settlement Amount at Maturity

The “Maturity Date” will be April 26, 2041, which will be the third Business Day following the last Index Business Day in the Final Measurement Period, subject to adjustment as described below under “— Market Disruption Event.”

For each Security, unless earlier called or redeemed, you will receive at maturity a cash payment equal to (a) the product of (i) the Principal Amount and (ii) the Index Performance Ratio as of the last Index Business Day in the Final Measurement Period plus (b) the final Coupon Amount, minus (c) the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period, plus (d) the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any.

If the amount calculated above is less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. Because the Accrued Tracking Fee (including any Tracking Fee Shortfall) reduces your final payment, the Final Index Level will need to increase from the Initial Index Level in an amount at least equal to the percentage of the Principal Amount represented by the Accrued Tracking Fee, less any Coupon Amounts and any Stub Reference Distribution Amount, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the increase in the Final Index Level from the Initial Index Level is insufficient to offset the negative effect of the Accrued Tracking Fee, or if the Final Index Level is less than the Initial Index Level, you will lose some or all of your investment at maturity.

The “Accrued Tracking Fee” as of the last Index Business Day in the Final Measurement Period is an amount equal to (a) the product of (i) the Annual Tracking Fee calculated as of the last Index Business Day in the Final Measurement Period and (ii) a fraction, the numerator of which is the total number of calendar days from and excluding the Calculation Date to and including the last Index Business Day in the Final Measurement Period, and the denominator of which is 365, plus (b) the Tracking Fee Shortfall as of the last Coupon Valuation Date, if any.

The “Principal Amount” of each Security is $25.00. The Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Principal Amount.

The “Initial Index Level,” as determined by the Security Calculation Agent, will be the arithmetic mean of the Index Closing Levels measured on each Index Business Day during the Initial Measurement Period, which was 904.113 as of May 11, 2011.

As determined by the Security Calculation Agent, the “Final Index Level” is the arithmetic mean of the Index Closing Levels measured on each Index Business Day during the Final Measurement Period or the Call Measurement Period, or the Index Closing Level on any Redemption Valuation Date; provided that if the Redemption Valuation Date falls in the Call Measurement Period or the Final Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Final Index Level on any date of determination during the Call Measurement Period or the Final Measurement Period shall equal (a) 1/10 times (b) (i) the sum of the Index Closing Levels on each Index Business Day from and including the Call Valuation Date or the Calculation Date, as applicable, to but excluding the date of determination plus (ii) the number of Index Business Days from and including the date of determination to and including the last Index Business Day in the Call Measurement Period or the Final Measurement Period, as applicable, times the Index Closing Level on the date of determination.

The “Index Closing Level” is the closing level of the Index as reported on the NYSE and Bloomberg; provided, however, that if the closing level of the Index as reported on the NYSE (or any successor) differs from the closing level of the Index as reported on Bloomberg (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

The “Initial Measurement Period” means the ten Index Business Days from and including the Initial Trade Date, subject to adjustment as described under “Specific Terms of the Securities — Market Disruption Event.”

The “Final Measurement Period” means the ten Index Business Days from and including the Calculation Date, subject to adjustment as described under “— Market Disruption Event.”

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the first Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, to and including the last Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, provided, that for the purpose of calculating the Stub Reference Distribution Amount, the Reference Holder will be deemed to hold nine-tenths, eight-tenths, seven-tenths, six-tenths, five-tenths, four-tenths, three-tenths, two-tenths and one-tenth of the shares of each Index constituent it would otherwise hold on the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth Index Business Day, respectively, in such Final Measurement Period or Call Measurement Period.

The “Index Calculation Agent” means the entity that calculates and publishes the level of the Index, which is currently NYSE Arca.

The “Calculation Date” means April 9, 2041, unless such day is not an Index Business Day, in which case the Calculation Date will be the next Index Business Day, subject to adjustments.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Exchange Business Day” means any day on which the primary exchange or market for trading of the Securities is scheduled to be open for trading and is also a valid settlement date.

“Primary Exchange” means, with respect to each Index constituent or each constituent underlying a successor index, the primary exchange or market of trading such Index constituent or such constituent underlying a successor index.

“Related Exchange” means, with respect to each Index constituent or each constituent underlying a successor index, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agent) on the overall market for futures or options contracts relating to such Index constituent or such constituent underlying a successor index.

Underlying Index

The return on the Securities is linked to the performance of the Wells Fargo® Business Development Company Index. The Index is intended to measure the performance of all business development companies listed on the New York Stock Exchange or The NASDAQ Stock Market, Inc. that satisfy specified market capitalization and other eligibility requirements.

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request on any Business Day during the term of the Securities to have us redeem your Securities on any Business Day no later than 12:00 noon, New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on any Business Day, provided that you request that we redeem a minimum of 50,000 Securities. For any applicable redemption request, the “Redemption Valuation Date” will be the first Index Business Day following the date that the applicable Redemption Notice and Redemption Confirmation (each as defined below) are delivered. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities; however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities. Any such reduction will be applied on a consistent basis for all holders of the Securities at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the applicable Redemption Valuation Date (the “Redemption Date”). The first Redemption Date was May 6, 2011. The final Redemption Date will be April 18, 2041; provided that if a call notice has been issued, the last Redemption Valuation Date is the fifth Index Business Day prior to the Call Settlement Date in connection with the call notice. (See “Specific Terms of the Securities—UBS’s Call Right”. If a Market Disruption Event is continuing or occurs on the applicable scheduled Redemption Valuation Date with respect to any of the Index constituents, such Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures,” for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Principal Amount and (ii) the Index Performance Ratio as of the Redemption Valuation Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Redemption Valuation Date if on the Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Adjusted Tracking Fee Shortfall, if any, as of the Redemption Valuation Date, minus

(e)           the Redemption Fee Amount.

We refer to this cash payment as the “Redemption Amount.”

For purposes of calculating the Redemption Amount, either the Adjusted Coupon Amount will be included or the Adjusted Tracking Fee Shortfall will be subtracted, but not both.

If the amount calculated above is less than zero, the payment upon early redemption will be zero.

We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

You may lose some or all of your investment upon early redemption. Because the Adjusted Tracking Fee Shortfall, if any, and the Redemption Fee Amount reduce your final payment, the Final Index Level, as compared to the Initial Index Level, will need to increase in an amount at least equal to the percentage of the Principal Amount represented by the Adjusted Tracking Fee Shortfall, if any, and the Redemption Fee Amount, less any Coupon Amounts and/or any Adjusted Coupon Amount, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the increase in the Final Index Level, as compared to the Initial Index Level, is insufficient to offset such a negative effect, or if the Final Index Level is less than the Initial Index Level, you will lose some or all of your investment upon early redemption.

The “Adjusted Coupon Amount,” with respect to any Redemption Valuation Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount, calculated as of the applicable Redemption Valuation Date, and the Adjusted Tracking Fee, calculated as of such Redemption Valuation Date, to the extent that the Adjusted Reference Distribution Amount, calculated as of such Redemption Valuation Date, is greater than or equal to the Adjusted Tracking Fee, calculated as of such Redemption Valuation Date.

The “Adjusted Reference Distribution Amount,” as of any Redemption Valuation Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to an Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date (or if the Redemption Valuation Date occurs prior to the first Coupon Valuation Date, the period from and excluding the Initial Trade Date) to and including such Redemption Valuation Date.

The “Adjusted Tracking Fee,” as of any Redemption Valuation Date, is an amount equal to (a) the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date plus (b) the product of (i) the Annual Tracking Fee as of such Redemption Valuation Date and (ii) a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date (or if the Redemption Valuation Date occurs prior to the first Coupon Valuation Date, the period from and excluding the Initial Trade Date) to and including such Redemption Valuation Date, and the denominator of which is 365.

The “Adjusted Tracking Fee Shortfall,” as of any Redemption Valuation Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of such Redemption Valuation Date, is less than the Adjusted Tracking Fee, calculated as of such Redemption Valuation Date.

Some of the defined terms used in this section have different applications when used in determining the Call Settlement Amount. For the definitions of the terms relevant to a call, please refer to “— UBS’s Call Right.”

We discuss these matters in “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Redemption and Payment.”

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Business Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Business Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than eighteen calendar days’ prior notice to the holders of the Securities, such redemption to occur on any Exchange Business Day (or if such day is not an Exchange Business Day, the next Exchange Business Day) that we may specify on or after April 30, 2012 through and including the Maturity Date (the “Call Settlement Date”). Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of

(i)            the Principal Amount and (ii) the Index Performance Ratio as of the last Index Business Day in the Call Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on the last Index Business Day in the Call Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Accrued Tracking Fee as of the last Index Business Day in the Call Measurement Period, plus

(e)           the Stub Reference Distribution Amount as of the last Index Business Day in the Call Measurement Period, if any.

We refer to this cash payment as the “Call Settlement Amount.”

If the amount calculated above is less than zero, the payment upon early redemption will be zero.

If UBS issues a call notice on any calendar day, the “Call Valuation Date” will be the fifth Business Day following the calendar day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Index Business Day in the Call Measurement Period.

The holders will receive payment for their Securities on the third Business Day following the last Index Business Day in the Call Measurement Period (the “Call Settlement Date”). If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index constituents, such Call Valuation Date may be postponed as described under “— Market Disruption Event.”

The “Call Measurement Period” means the ten Index Business Days from and including the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

You may lose some or all of your investment upon a call. Because the Accrued Tracking Fee reduces your final payment, the Final Index Level, as compared to the Initial Index Level, will need to increase in an amount at least equal to the percentage of the Principal Amount represented by the Accrued Tracking Fee, less any Coupon Amounts, any Stub Reference Distribution Amount and/or any Adjusted Coupon Amount, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the increase in the Final Index Level, as compared to the Initial Index Level, is insufficient to offset such a negative effect, or if the Final Index Level is less than the Initial Index Level, you will lose some or all of your investment upon a call.

The “Accrued Tracking Fee” as of the last Index Business Day in the Call Measurement Period is an amount equal to

(a)           the product of

(i)            the Annual Tracking Fee calculated as of the last Index Business Day in the Call Measurement Period, and (ii) a fraction, the numerator of which is the total number of calendar days from and excluding the Call Valuation Date to and including the last Index Business Day in the Call Measurement Period, and the denominator of which is 365, plus

(b)           the Adjusted Tracking Fee Shortfall (as defined below), if any.

The “Adjusted Coupon Amount,” with respect to the Call Valuation Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount (as defined below), calculated as of the Call Valuation Date, and the Adjusted Tracking Fee (as defined below), calculated as of the Call Valuation Date, to the extent that the Adjusted Reference Distribution Amount, calculated as of the Call Valuation Date, is greater than or equal to the Adjusted Tracking Fee, calculated as of the Call Valuation Date.

The “Adjusted Reference Distribution Amount,” as of the Call Valuation Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to an Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including the Call Valuation Date.

The “Adjusted Tracking Fee,” as of the Call Valuation Date, is an amount equal to (a) the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date plus (b) the product of (i) the Annual Tracking Fee as of the Call Valuation Date and (ii) a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date to and including the Call Valuation Date, and the denominator of which is 365.

The “Adjusted Tracking Fee Shortfall,” as of the Call Valuation Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of the Call Valuation Date, is less than the Adjusted Tracking Fee, calculated as of the Call Valuation Date.

Some of the defined terms used in this section have different applications when used in determining the Redemption Amount. For the definition of the terms relevant to early redemption, please refer to “— Early Redemption at the Option of the Holders.”

Security Calculation Agent

UBS Securities LLC will act as the Security Calculation Agent. The Security Calculation Agent will determine, among other things, the Initial Index Level, the Final Index Level, the Index Performance Ratio, the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Annual Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Fee Amount, the Cash Settlement Amount, if

any, that we will pay you at maturity, the Coupon Ex-Dates, the Coupon Record Dates, the Redemption Amount, if any, that we will pay you upon redemption, if applicable, and the Call Settlement Amount, if any, that we will pay you in the event that UBS calls the Securities, and whether any day is a Business Day, Index Business Day or Exchange Business Day. The Security Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the Index has been discontinued and whether there has been a material change in the Index. All determinations made by the Security Calculation Agent will be at the sole discretion of the Security Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Security Calculation Agent from time to time without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, any Call Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Annual Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Amount and Redemption Fee Amount, if any, per Security, the Call Settlement Amount, if any, per Security, and the Cash Settlement Amount, if any, per Security, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the Index has occurred or is continuing on an Averaging Date (as defined below) or on a Redemption Valuation Date, the Index Closing Level for such Averaging Date or Redemption Valuation Date will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the Index irrespective of whether pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on the Index Business Days during the Initial Measurement Period, the Final Measurement Period or the Call Measurement Period, or on the Redemption Valuation Date, as applicable, the Security Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the Final Measurement Period or Call Measurement Period, as applicable, for purposes of calculating the Cash Settlement Amount or Call Settlement Amount, respectively, is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6, October 7, October 10, October 11, October 12, October 13 and October 14, and there is a Market Disruption Event with respect to the Index on October 3, but no other Market Disruption Event during the Final Measurement Period or the Call Measurement Period, as applicable, then the Index Closing Level on October 4 will be used twice to calculate the Cash Settlement Amount or Call Settlement Amount, respectively, and such Cash Settlement Amount or Call Settlement Amount, as applicable, will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6, October 7, October 10, October 11, October 12, October 13 and October 14. The same approach would be applied if there is a Market Disruption Event during the Initial Measurement Period.

If the Redemption Valuation Date for purposes of calculating a Redemption Amount is based on the Index Closing Level on October 3, 2011 and there is a Market Disruption Event with respect to the Index on October 3, 2011, then the Index Closing Level on October 4, 2011 will be used to calculate the Redemption Amount.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date or the Redemption Valuation Date, as applicable, occurring more than three Index Business Days following the day originally scheduled to be such final Averaging Date or Redemption Valuation Date. If the third Index Business Day following the date originally scheduled to be the final Averaging Date, or the Redemption Valuation Date, as applicable, is not an Index Business Day or a Market Disruption Event has occurred or is continuing with respect to the Index on such third Index Business Day, the Security Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Index Business Day but for such Market Disruption Event.

An “Averaging Date” means each of the Index Business Days during the Initial Measurement Period, the Final Measurement Period or the Call Measurement Period, as applicable, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Security Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the Index, the Security Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a Market Disruption Event with respect to the Index, in each case as determined by the Security Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of Index constituents for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to a material number of Index constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the Index is not published; or

(d)           in any other event, if the Security Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect.

The following events will not be Market Disruption Events with respect to the Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the Index or any Index constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in under “Medium-Term Notes, Series A” above. If we exercise this right, the redemption price of the Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

In addition to the default amount described below, we will also pay the Coupon Amount per Security, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment,” calculated as if the date of acceleration was the last Index Business Day in the Final Measurement Period and the four Index Business Days immediately preceding the date of acceleration were the corresponding Index Business Days in the accelerated Final Measurement Period, with the fourth Index Business Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Index Business Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series A, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series A, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series A, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series A, accelerating the maturity of the Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in ”Medium-Term Notes, Series A” above under

“Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series A” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series A” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Cash Settlement Amount at Maturity,” “— UBS’s Call Right” and “— Early Redemption at the Option of the Holders” above.

Defeasance

Neither full defeasance nor covenant defeasance, as described in “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance,” will apply to the Securities.

Reissuances or Reopened Issues

We issued the Securities initially in an amount having the aggregate Principal Amount of $100,000,000 on April 29, 2011 and issued additional Securities having the aggregate Principal Amount of $100,000,000 on June 9, 2015. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series A” above.

Booking Branch

The Securities will be booked through UBS AG, Jersey Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

16. ETRACS Wells Fargo® Business Development Company Index ETN Series B
due April 26, 2041

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of UBS AG debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described under “Medium-Term Notes, Series B” above. The terms described here supplement those described in “Medium-Term Notes, Series B” above  and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

These Securities are part of a single series of senior debt securities issued under our indenture, dated as of June 12, 2015 between us and U.S. Bank Trust National Association, as trustee.

We describe the terms of the Securities in more detail below.

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

The Stated Principal Amount of each Security is $25.00.

The Securities do not guarantee any return of principal at, or prior to, maturity or call, or upon early redemption. At maturity, you will receive a cash payment the amount of which will vary depending on the performance of the Index and will be reduced by the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period, as described under “— Cash Settlement Amount at Maturity.” We refer to this cash payment as the “Cash Settlement Amount.” If the amount so calculated is equal to or less than zero, the Cash Settlement Amount will be zero and you will not receive a cash payment.

If you exercise your right to have us redeem your Securities, subject to compliance with the redemption procedures, for each Security you will receive a cash payment on the Redemption Date equal to the Redemption Amount as described under “— Early Redemption at the Option of the Holders.”

If the amount as calculated is equal to or less than zero, the Redemption Amount will be zero and you will not receive a cash payment.

The Securities may pay a cash coupon during their term.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each quarterly Coupon Payment Date you will receive an amount in cash equal to the difference between the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, and the Accrued Tracking Fee, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

To the extent the Reference Distribution Amount on any Coupon Valuation Date is equal to or less than the Accrued Tracking Fee on the corresponding Coupon Valuation Date, there will be no Coupon Amount payment made on that Coupon Payment Date, and an amount equal to the difference between the Accrued Tracking Fee and the Reference Distribution Amount (the “Tracking Fee Shortfall”) will be included in the Accrued Tracking Fee and will reduce the Coupon Amount for the next Coupon Valuation Date. This process will be repeated to the extent necessary until the Reference Distribution Amount for a Coupon Valuation Date is greater than the Accrued Tracking Fee for the corresponding Coupon Valuation Date. The final Coupon Amount will be included in the Cash Settlement Amount.

The “Coupon Payment Date” means the 15th Index Business Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date, subject to adjustment as described herein. The first Coupon Payment Date will be January 22, 2016.

The “Coupon Record Date” means the ninth Index Business Day following each Coupon Valuation Date.

The “Coupon Ex-Date,” with respect to a Coupon Amount, means the first Exchange Business Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Exchange Business Day prior to the applicable Coupon Record Date.

The “Coupon Valuation Date” means the 30th of March, June, September and December of each calendar year during the term of the Securities or if such date is not an Index Business Day, then the first Index Business Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date, subject to adjustment as described herein. The first Coupon Valuation Date will be December 30, 2015.

The “Reference Distribution Amount” means (i) as of the first Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding September 30, 2015 to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date.

Notwithstanding the foregoing, with respect to cash distributions for an Index constituent which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index constituent fails to pay the distribution to holders of such Index constituent by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index constituent equal to (i) the published unit weighting of that Index constituent as of that date, as described under “Wells Fargo® Business Development Index — Calculation of the Index,” divided by (ii) the product of (a) the Divisor as of that date and (b) the Initial Index Level divided by 25.

“record date” means, with respect to a distribution on an Index constituent, the date on which a holder of the Index constituent must be registered as a unitholder of such Index constituent in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on an Index constituent, the first Business Day on which transactions in such Index constituent trade on the Primary Exchange without the right to receive such distribution.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banking institutions in The City of New York, generally, are authorized or obligated by law, regulation or executive order to close.

The “Annual Tracking Fee” means, as of any date of determination, an amount per Security equal to the product of (i) 0.85% per annum and (ii) the Current Indicative Value as of the immediately preceding Index Business Day.

The “Current Indicative Value,” as determined by the Security Calculation Agent, means, as of any date of determination, an amount per Security equal to the product of (i) the Stated Principal Amount times (ii) the Index Performance Ratio (as defined under “— Cash Settlement Amıount at Maturity”) as of such date, using the Index Closing Level on such date as the Final Index Level. As of October 7, 2015, the Current Indicative Value was 20.0600.

The “Accrued Tracking Fee” is:

(1)           with respect to the first Coupon Valuation Date, an amount equal to the product of

(a)           the Annual Tracking Fee calculated as of the first Coupon Valuation Date, and

(b)           a fraction, the numerator of which is the total number of calendar days from and excluding September 30, 2015 to and including such Coupon Valuation Date, and the denominator of which is 365 (for the avoidance of doubt, the calculation of the Accrued Tracking Fee with respect to the first Coupon Valuation Date will be for a full quarter beginning from and excluding September 30, 2015);

and

(2)           with respect to any Coupon Valuation Date other than the first Coupon Valuation Date, an amount equal to

(a)           the product of

(i)            the Annual Tracking Fee as of such Coupon Valuation Date, and

(i)            a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date, and the denominator of which is 365, plus

(b)           the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date. If there is a Tracking Fee Shortfall on the last Coupon Valuation Date, it will be taken into account in determining the Cash Settlement Amount, as described below.

The Accrued Tracking Fee also takes into account the performance of the Index, as measured by the Index Closing Level.

Underlying Index

The return on the Securities is linked to the performance of the Wells Fargo® Business Development Company Index. The Index is intended to measure the performance of all business development companies listed on the New York Stock Exchange or The NASDAQ Stock Market, Inc. that satisfy specified market capitalization and other eligibility requirements.

Cash Settlement Amount at Maturity

For each Security, unless earlier called or redeemed, you will receive at maturity a cash payment equal to

(a)           the product of

(i)            the Stated Principal Amount and

(ii)           the Index Performance Ratio as of the last Index Business Day in the Final Measurement Period, plus

(b)           the final Coupon Amount, minus

(c)           the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any.

We refer to this cash payment as the “Cash Settlement Amount.” If the amount so calculated is equal to or less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. The negative effect of the Accrued Tracking Fee will reduce your final payment. If the increase in the level of the Index (as measured by the Final Index Level, as compared to the Initial Index Level) is insufficient to offset the negative effect of the Accrued Tracking Fee (less any Coupon Amounts, any Stub Reference Distribution Amount and/or Adjusted Coupon Amount, as applicable, you may be entitled to receive) or if the Final Index Level is less than the Initial Index Level, you may lose some or all of your investment at maturity.

The “Stated Principal Amount” of each Security is $25.00. The Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Stated Principal Amount.

The Index Performance Ratio on any Index Business Day is calculated as follows:

Final Index Level
Initial Index Level

The “Initial Index Level,” will be 904.113, which is the arithmetic mean, as determined by the Security Calculation Agent, of the Index Closing Levels measured on each Index Business Day during the ten Index Business days from and including April 27, 2011.

As determined by the Security Calculation Agent, the “Final Index Level” is the arithmetic mean of the Index Closing Levels measured on each Index Business Day during the Final Measurement Period or the Call Measurement Period, or the Index Closing Level on any Redemption Valuation Date; provided that if the Redemption Valuation Date falls in the Call Measurement Period or the Final Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Final Index Level on any date of determination during the Call Measurement Period or the

Final Measurement Period shall equal (a) 1/10 times (b) (i) the sum of the Index Closing Levels on each Index Business Day from and including the Call Valuation Date or the Calculation Date, as applicable, to but excluding the date of determination plus (ii) the number of Index Business Days from and including the date of determination to and including the last Index Business Day in the Call Measurement Period or the Final Measurement Period, as applicable, times the Index Closing Level on the date of determination.

The “Index Closing Level” is the closing level of the Index as reported on the NYSE and Bloomberg; provided, however, that if the closing level of the Index as reported on the NYSE (or any successor) differs from the closing level of the Index as reported on Bloomberg (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

The “Accrued Tracking Fee” as of the last Index Business Day in the Final Measurement Period is an amount equal to

(a)           the product of

(i)            the Annual Tracking Fee calculated as of the last Index Business Day in the Final Measurement

(ii)           Period and

(iii)          a fraction, the numerator of which is the total number of calendar days from and excluding the Calculation Date to and including the last Index Business Day in the Final Measurement Period, and the denominator of which is 365, plus

(b)           the Tracking Fee Shortfall as of the last Coupon Valuation Date, if any.

The Accrued Tracking Fee also takes into account the performance of the Index, as measured by the Index Closing Level.

The “Final Measurement Period” means the ten Index Business Days from and including the Calculation Date, subject to adjustment as described under “— Market Disruption Event.”

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the first Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, to and including the last Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, provided, that for the purpose of calculating the Stub Reference Distribution Amount, the Reference Holder will be deemed to hold nine-tenths, eight-tenths, seven-tenths, six-tenths, five-tenths, four-tenths, three-tenths, two-tenths and one-tenth of the shares of each Index constituent it would otherwise hold on the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth Index Business Day, respectively, in such Final Measurement Period or Call Measurement Period.

The “Index Calculation Agent” means the entity that calculates and publishes the level of the Index, which is currently NYSE Arca.

The “Calculation Date” means April 9, 2041, unless such day is not an Index Business Day, in which case the Calculation Date will be the next Index Business Day, subject to adjustments.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Exchange Business Day” means any day on which the Primary Exchange or market for trading of the Securities is scheduled to be open for trading and is also a valid settlement date.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banking institutions in The City of New York, generally, are authorized or obligated by law, regulation or executive order to close.

“Primary Exchange” means, with respect to each Index constituent or each constituent underlying a successor index, the primary exchange or market of trading such Index constituent or such constituent underlying a successor index.

“Related Exchange” means, with respect to each Index constituent or each constituent underlying a successor index, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation

Agent) on the overall market for futures or options contracts relating to such Index constituent or such constituent underlying a successor index. Underlying Index

The return on the Securities is linked to the performance of the Wells Fargo® Business Development Company Index. The Index is intended to measure the performance of all business development companies listed on the New York Stock Exchange or The NASDAQ Stock Market, Inc. that satisfy specified market capitalization and other eligibility requirements. The “Index Sponsor” is Wells Fargo Securities, LLC.

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request on any Business Day during the term of the Securities to have us redeem your Securities on any Business Day no later than 12:00 noon, New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on any Business Day, provided that you request that we redeem a minimum of 50,000 Securities. For any applicable redemption request, the “Redemption Valuation Date” will be the first Index Business Day following the date that the applicable Redemption Notice and Redemption Confirmation are delivered. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities; however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities. Any such reduction will be applied on a consistent basis for all holders of the Securities at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the applicable Redemption Valuation Date (the “Redemption Date”). The first Redemption Date will be October 15, 2015. The final Redemption Date will be April 18, 2041; provided that if a call notice has been issued, the last Redemption Valuation Date is the fifth Index Business Day prior to the Call Settlement Date in connection with the call notice. (See “Specific Terms of the Securities — UBS’s Call Right”). If a Market Disruption Event is continuing or occurs on the applicable scheduled Redemption Valuation Date with respect to any of the Index constituents, such Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures,” for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to:

(a)           the product of

(i)            the Stated Principal Amount and

(ii)           the Index Performance Ratio as of the Redemption Valuation Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Redemption Valuation Date if on the Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Adjusted Tracking Fee Shortfall, if any, as of the Redemption Valuation Date, minus

(e)           the Redemption Fee Amount.

We refer to this cash payment as the “Redemption Amount.”

For purposes of calculating the Redemption Amount, either the Adjusted Coupon Amount will be included or the Adjusted Tracking Fee Shortfall will be subtracted, but not both.

If the amount calculated above is equal to or less than zero, the payment upon early redemption will be zero.

We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

You may lose some or all of your investment upon early redemption. The combined negative effect of the Accrued Tracking Fee and the Redemption Fee Amount will reduce your final Redemption Amount. If the level of the Index (as measured by the Final Index Level, as compared to the Initial Index Level) does not increase by an amount sufficient to offset the combined negative effect of the Accrued Tracking Fee and the Redemption Fee Amount (less any Coupon Amounts, any Stub Reference Distribution Amount, as applicable, and/or any Adjusted Coupon Amount you may be entitled to receive) or if the Final Index Level is less than the Initial Index Level, you may lose some or all of your investment upon early redemption.

The “Adjusted Coupon Amount,” with respect to any Redemption Valuation Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount, calculated as of the applicable Redemption Valuation Date, and the Adjusted Tracking Fee, calculated as of such Redemption Valuation Date, to the extent that the Adjusted Reference Distribution Amount, calculated as of such Redemption Valuation Date, is greater than or equal to the Adjusted Tracking Fee, calculated as of such Redemption Valuation Date.

The “Adjusted Reference Distribution Amount,” as of any Redemption Valuation Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to an Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date (or if the Redemption Valuation Date occurs prior to the first Coupon Valuation Date, the period from and excluding September 30, 2015) to and including such Redemption Valuation Date.

The “Adjusted Tracking Fee” is:

(1)           as of any Redemption Valuation Date occurring prior to the first Coupon Valuation Date, an amount equal to the product of

(a)           the Annual Tracking Fee as of such Redemption Valuation Date and

(b)           a fraction, the numerator of which is the total number of calendar days from and excluding September 30, 2015 to and including such Redemption Valuation Date, and the denominator of which is 365; and

(2)           as of the Call Valuation Date, or any Redemption Valuation Date occurring on or after the first Coupon Valuation Date, as applicable, an amount equal to

(a)           the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date, plus

(b)           the product of

(i)            the Annual Tracking Fee as of such Redemption Valuation Date or Call Valuation Date and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date to and including such Redemption Valuation Date or Call Valuation Date, and the denominator of which is 365.

The “Adjusted Tracking Fee Shortfall,” as of any Redemption Valuation Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of such Redemption Valuation Date, is less than the Adjusted Tracking Fee, calculated as of such Redemption Valuation Date.

The “Redemption Fee Amount” means an amount equal to 0.125% of the Current Indicative Value.

Some of the defined terms used in this section have different applications when used in determining the Call Settlement Amount. For the definitions of the terms relevant to a call, please refer to “— UBS’s Call Right”.

We discuss redemption in “Medium-Term Notes, Series B” above under “Description of Debt Securities We May Offer — Redemption and Payment.”

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to UBS via email no later than 12:00 noon, New York City time, on the Business Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon, New York City time, or your confirmation of redemption after 5:00 p.m., New York City time, on the Business Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than eighteen calendar days’ prior notice to the holders of the Securities, such redemption to occur on any Exchange Business Day (or if such day is not an Exchange Business Day, the next Exchange Business Day) that we may specify on or after October 17, 2016 through and including the Maturity Date (the “Call Settlement Date”). Upon early redemption in the event we exercise this right, you will receive a cash payment equal to:

(a)           the product of

(i)            the Stated Principal Amount and (ii) the Index Performance Ratio as of the last Index Business

Day in the Call Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on the last Index Business Day in the Call Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Accrued Tracking Fee as of the last Index Business Day in the Call Measurement Period, plus

(e)           the Stub Reference Distribution Amount as of the last Index Business Day in the Call Measurement Period, if any.

We refer to this cash payment as the “Call Settlement Amount.”

If the amount calculated above is equal to or less than zero, the payment upon early redemption will be zero.

If UBS issues a call notice on any calendar day, the “Call Valuation Date” will be the fifth Business Day following the calendar day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Index Business Day in the Call Measurement Period.

The holders will receive payment for their Securities on the third Business Day following the last Index Business Day in the Call Measurement Period (the “Call Settlement Date”). If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index constituents, such Call Valuation Date may be postponed as described under “— Market Disruption Event.”

The “Call Measurement Period” means the ten Index Business Days from and including the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

You may lose some or all of your investment upon a call. The negative effect of the Accrued Tracking Fee will reduce your final payment. If the level of the Index (as measured by the Final Index Level, as compared to the Initial Index Level) is insufficient to offset the negative effect of the Accrued Tracking Fee (less any Coupon Amounts, any Stub Reference Distribution Amount and/or any Adjusted Coupon Amount, you may be entitled to receive) or if the Final Index Level is less than the Initial Index Level, you may lose some or all of your investment upon a call.

The “Accrued Tracking Fee” as of the last Index Business Day in the Call Measurement Period is an amount equal to the product of

(a)           the product of

(i)            the Annual Tracking Fee calculated as of the last Index Business Day in the Call Measurement Period, and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the Call Valuation Date to and including the last Index Business Day in the Call Measurement Period, and the denominator of which is 365, plus

(b)           the Adjusted Tracking Fee Shortfall (as defined below), if any.

The Accrued Tracking Fee also takes into account the performance of the Index, as measured by the Index Closing Level.

The “Adjusted Coupon Amount,” with respect to the Call Valuation Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount (as defined below), calculated as of the Call Valuation Date, and the Adjusted Tracking Fee (as defined below), calculated as of the Call Valuation Date, to the extent that the Adjusted Reference Distribution Amount, calculated as of the Call Valuation Date, is greater than or equal to the Adjusted Tracking Fee, calculated as of the Call Valuation Date.

The “Adjusted Reference Distribution Amount,” as of the Call Valuation Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to an Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including the Call Valuation Date.

The “Adjusted Tracking Fee” is, as of the Call Valuation Date, an amount equal to

(a)           the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date plus

(b)           the product of

(i)            the Annual Tracking Fee as of such Call Valuation Date and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date to and including such Call Valuation Date, and the denominator of which is 365.

The “Adjusted Tracking Fee Shortfall,” as of the Call Valuation Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of the Call Valuation Date, is less than the Adjusted Tracking Fee, calculated as of the Call Valuation Date.

Some of the defined terms used in this section have different applications when used in determining the Redemption Amount. For the definition of the terms relevant to early redemption, please refer to “— Early Redemption at the Option of the Holders”.

Security Calculation Agent

UBS Securities LLC will act as the Security Calculation Agent. The Security Calculation Agent will determine, among other things, the Current Indicative Value, the Final Index Level, the Index Performance Ratio, the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Annual Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Fee Amount, the Cash Settlement Amount, if any, that we will pay you at maturity, the Final Measurement Period, the Coupon Payment Dates, the Coupon Valuation Dates, the Coupon Ex-Dates, the Coupon Record Dates, the Redemption Amount, if any, that we will pay you upon redemption, if applicable, the Call Settlement Date, the Call Valuation Date, the Call Measurement Period and the Call Settlement Amount, if any, that we will pay you in the event that UBS calls the Securities, and whether any day is a Business Day, Index Business Day or Exchange Business Day. The Security Calculation Agent determined the Initial Index Level of 904.113, the arithmetic mean of the Index Closing Levels measured on each Index Business Day during the ten Index Business days from and including April 27, 2011. The Security Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the Index has been discontinued and whether there has been a material change in the Index. All determinations made by the Security Calculation Agent will be at the sole discretion of the Security Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Security Calculation Agent from time to time without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption, or on a Coupon Payment Date on or prior to 12:00 noon, New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, any Call Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Annual Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Amount and Redemption Fee Amount, if any, per Security, the Call Settlement Amount, if any, per Security, and the Cash Settlement Amount, if any, per Security, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate stated principal amount of Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the Index has occurred or is continuing on an Averaging Date (as defined below) or on a Redemption Valuation Date, the Index Closing Level for such Averaging Date or Redemption Valuation Date will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the Index irrespective of whether pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on the Index Business Days during the Final Measurement Period or the Call Measurement Period, or on the Redemption Valuation Date, as applicable, the Security Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the Final Measurement Period or Call Measurement Period, as applicable, for purposes of calculating the Cash Settlement Amount or Call Settlement Amount, respectively, is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6, October 7, October 10, October 11, October 12, October 13 and October 14, and there is a Market Disruption Event with respect to the Index on October 3, but no other Market Disruption Event during the Final Measurement Period or the Call Measurement Period, as applicable, then the Index Closing Level on October 4 will be used twice to calculate the Cash Settlement Amount or Call Settlement Amount, respectively, and such Cash Settlement Amount or Call Settlement Amount, as applicable, will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6, October 7, October 10, October 11, October 12, October 13 and October 14.

If the Redemption Valuation Date for purposes of calculating a Redemption Amount is based on the Index Closing Level on October 3, 2016 and there is a Market Disruption Event with respect to the Index on October 3, 2016, then the Index Closing Level on October 4, 2016 will be used to calculate the Redemption Amount.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date or the Redemption Valuation Date, as applicable, occurring more than three Index Business Days following the day originally scheduled to be such final Averaging Date or Redemption Valuation Date. If the third Index Business Day following the date originally scheduled to be the final Averaging Date, or the Redemption Valuation Date, as applicable, is not an Index Business Day or a Market Disruption Event has occurred or is continuing with respect to the Index on such third Index Business Day, the Security Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Index Business Day but for such Market Disruption Event.

An “Averaging Date” means each of the Index Business Days during the Final Measurement Period or the Call Measurement Period, as applicable, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Security Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the Index, the Security Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a Market Disruption Event with respect to the Index, in each case as determined by the Security Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of Index constituents for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to a material number of Index constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the Index is not published; or

(d) in any other event, if the Security Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect as described in the section entitled “Use of Proceeds and Hedging.”

The following events will not be Market Disruption Events with respect to the Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the Index or any Index constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series B” above. If we exercise this right, the redemption price of the Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

In addition to the default amount described below, we will also pay the Coupon Amount per Security, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment,” calculated as if the date of acceleration was the last Index Business Day in the Final Measurement Period and the four Index Business Days immediately preceding the date of acceleration were the corresponding Index Business Days in the accelerated Final Measurement Period, with the fourth Index Business Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Index Business Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series B, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the Medium- Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series B” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuation of the Index; Alteration of Method of Calculation

If NYSE Arca discontinues publication of or otherwise fails to publish the Index, and the Index Sponsor, NYSE Arca or another entity publishes a successor or substitute index that the Security Calculation Agent determines to be comparable to the discontinued Index (such index being referred to herein as a “successor index”), then the Index Closing Level for such successor index will be determined by the Security Calculation Agent by reference to the successor index on the dates and at the times as of which the Index Closing Levels for such successor index are to be determined.

Upon any selection by the Security Calculation Agent of a successor index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If NYSE Arca discontinues publication of the Index prior to, and such discontinuation is continuing on the Calculation Date or any Index Business Day during the Final Measurement Period or Call Measurement Period, or on the Redemption Valuation Date, as applicable, or any other relevant date on which the Index Closing Level is to be determined and the Security Calculation Agent determines that no successor index is available at such time, or the Security Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on, the Calculation Date or any Index Business Day during the Final Measurement Period or Call Measurement Period, or on the Redemption Valuation Date, as applicable, or any other relevant date on which the Index Closing Level is to be determined, then the Security Calculation Agent will determine the Index Closing Level using the closing level and published share weighting of each Index constituent included in the Index or successor index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions.

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the level of the Index or such successor index does not, in the opinion of the Security Calculation Agent, fairly represent the level of the Index or such successor index had such changes or modifications not been made, then the Security Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Security Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the Security Calculation Agent will calculate the levels for the Index or such successor index with reference to the Index or such successor index, as adjusted. The Security Calculation Agent will accordingly calculate the Current Indicative Value, the Final Index Level, the Index Performance Ratio, the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Annual Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Fee Amount, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon redemption, if applicable, or the Call Settlement Amount that we will pay you on the Call Settlement Date, if applicable, based on the relevant index levels calculated by the Security Calculation Agent, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), which, in turn, causes the level of the Index or such successor index to be a fraction of what it would have been if there had been no such modification, then the Security Calculation Agent will make such calculations and adjustments in order to arrive at a level for the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B”.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B”, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Cash Settlement Amount at Maturity,” “— UBS’s Call Right” and “— Early Redemption at the Option of the Holders” above.

Defeasance

Neither full defeasance nor covenant defeasance, as described in “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance,” will apply to the Securities.

Reissuances or Reopened Issues

We may issue additional Securities without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series B”.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate stated principal amount of the outstanding Securities of the class. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

17. 2xLeveraged Long Exchange Traded Access Securities (ETRACS) Linked to the Wells Fargo® Business Development Company Index due May 24, 2041

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described under “Medium-Term Notes, Series A” above. The terms described here supplement those described in “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

We describe the terms of the Securities in more detail below.

Principal Amount: $700,000,000

Issuer: UBS AG (London Branch)

The Securities do not guarantee any return of principal at, or prior to, maturity or call, or upon early redemption or acceleration. Instead, at maturity, you will receive a cash payment per Security based on the performance of the Index equal to (a) the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Final Measurement Period, plus (b) the final Coupon Amount if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, plus (c) the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any, minus (d) the Accrued Fees as of the last Index Business Day in the Final Measurement Period. We refer to this cash payment as the “Cash Settlement Amount.” If the amount calculated above is less than zero, the payment at maturity will be zero.

For each Security you hold, you will receive on each Coupon Payment Date an amount in cash equal to the difference between the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, and the Accrued Fees, calculated as of the corresponding Coupon Valuation Date. To the extent the Reference Distribution Amount on a Coupon Valuation Date is less than the Accrued Fees on the corresponding Coupon Valuation Date, there will be no Coupon Amount payment made on the corresponding Coupon Payment Date, and a Fee Shortfall, as described below, will be included in the Accrued Fees for the next Coupon Valuation Date. If there is a Fee Shortfall as of the last Coupon Valuation Date, that amount will be taken into account in determining the Cash Settlement Amount.

If you exercise your right to have us redeem your Securities, for each Security you will receive per Security a cash payment on the relevant Redemption Date equal to (a) the product of (i) the Current Principal Amount and (ii) the Index Factor as of the Redemption Valuation Date plus (b) the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Redemption Valuation Date if on the Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus (c) the Stub Reference Distribution Amount as of the Redemption Valuation Date, if any, minus (d) the Accrued Fees as of the Redemption Valuation Date, minus (e) the Redemption Fee Amount. We refer to this cash payment as the “Redemption Amount.”

Subject to your compliance with the procedures described under “— Early Redemption at the Option of the Holders” and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request on any Business Day during the term of the Securities to have us redeem your Securities, provided that you request that we redeem a minimum of 50,000 Securities. For any applicable redemption request, the “Redemption Valuation Date” will be the first Index Business Day following the date that the applicable Redemption Notice and Redemption Confirmation (each as defined below) are delivered. The Securities will be repurchased and the holders will receive payment for their Securities on the third Business Day following the Redemption Valuation Date (the “Redemption Date”). If a Market Disruption Event is continuing or occurs on the scheduled Redemption Valuation Date with respect to any of the Index constituents, the Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each quarterly Coupon Payment Date you will receive an amount in cash equal to the difference between the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, and the Accrued Fees, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

To the extent the Reference Distribution Amount on any Coupon Valuation Date is less than the Accrued Fees on the corresponding Coupon Valuation Date, there will be no Coupon Amount payment made on that Coupon Payment Date, and an amount equal to the difference between the Accrued Fees and the Reference Distribution Amount (the “Fee Shortfall”) will be included in the Accrued Fees and will reduce the Coupon Amount for the next Coupon Valuation Date. This process will be repeated to the extent necessary until the Reference Distribution Amount for a Coupon Valuation Date is greater than the Accrued Fees for the corresponding Coupon Valuation Date. The final Coupon Amount will be included in the Cash Settlement Amount if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Coupon Payment Date” means the 15th Index Business Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date, subject to adjustment as described herein. The first Coupon Payment Date was July 22, 2011.

The “Coupon Valuation Date” means the 30th of March, June, September and December of each calendar year during the term of the Securities or if such date is not an Index Business Day, then the first Index Business Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date, subject to adjustment described herein. The first Coupon Valuation Date was June 30, 2011.

The “Coupon Record Date” means the ninth Index Business Day following each Coupon Valuation Date.

The “Coupon Ex-Date,” with respect to a Coupon Amount, means the first Exchange Business Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Exchange Business Day prior to the applicable Coupon Record Date.

The “Reference Distribution Amount” means (i) as of the first Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the Initial Trade Date to and including the first Coupon Valuation Date, and (ii) as of any other Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date.

Notwithstanding the foregoing, with respect to cash distributions for an Index constituent which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index constituent fails to pay the distribution to holders of such Index constituent by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index constituent equal to two times (i) the published unit weighting of that Index constituent as of that date, divided by (ii) the product of (a) the Divisor as of that date, and (b) the Monthly Initial Closing Level divided by the Current Principal Amount.

“record date” means, with respect to a distribution on an Index constituent, the date on which a holder of the Index constituent must be registered as a unitholder of such Index constituent in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on an Index constituent, the first Business Day on which transactions in such Index constituent trade on the Primary Exchange without the right to receive such distribution.

The Accrued Fees will be calculated as of any Coupon Valuation Date as the sum of (i) the Accrued Tracking Fee as of that Coupon Valuation Date, (ii) the Accrued Financing Charge as of that Coupon Valuation Date and (iii) the Fee Shortfall as of the immediately preceding Coupon Valuation Date, if any.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

The “Accrued Financing Charge” is:

(1)           with respect to the first Coupon Valuation Date, an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the Initial Trade Date to, and including, the first Coupon Valuation Date times (ii) the Financing Rate as of such date, divided by (b) 360.

(2)           with respect to any Coupon Valuation Date other than the first Coupon Valuation Date, an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Coupon Valuation Date to, and including, the then current Coupon Valuation Date times (ii) the Financing Rate as of such date, divided by (b) 360.

On the Initial Trade Date, the Accrued Financing Charge for each Security was $0.

The “Financing Rate” will equal the London interbank offered rate (British Banker’s Association) for three-month deposits in U.S. Dollars, which is displayed on Reuters page LIBOR01 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks, as  determined by the Security Calculation Agent), as of 11:00 a.m., London time, on the day that is two London business days prior to the immediately preceding Monthly Valuation Date. “London business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in London generally are authorized or obligated by law, regulation or executive order to close and is also a day on which dealings in U.S. dollars are transacted in the London interbank market.

The “Annual Tracking Fee” means, as of any date of determination, an amount per Security equal to the product of (i) 0.85% per annum and (ii) the Current Indicative Value as of the immediately preceding Index Business Day.

The “Current Indicative Value,” as determined by the Security Calculation Agent as of any date of determination, an amount per Security, equal to the product of (i) the Current Principal Amount and (ii) the Index Factor of such date, using the Index Closing Level of such date as the Index Valuation Level.

The “Accrued Tracking Fee” is:

(1)           with respect to the first Coupon Valuation Date, an amount equal to the product of:

(a)           the Annual Tracking Fee as of the first Coupon Valuation Date and

(b)           a fraction, the numerator of which is the total number of calendar days from, but excluding the Initial Trade Date to and including the first Coupon Valuation Date, and the denominator of which is 365.

(2)           with respect to any Coupon Valuation Date other than the first Coupon Valuation Date, an amount equal to the product of:

(a)           the Annual Tracking Fee as of such Coupon Valuation Date and

(b)           a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date, and the denominator of which is 365.

Cash Settlement Amount at Maturity

The “Maturity Date” will be May 24, 2041, which will be the third Business Day following the last Index Business Day in the Final Measurement Period, subject to adjustment as described below under “— Market Disruption Event.”

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to (a) the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Final Measurement Period, plus (b) the final Coupon Amount if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, plus (c) the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any, minus (d) the Accrued Fees as of the last Index Business Day in the Final Measurement Period.

We refer to this cash payment as the “Cash Settlement Amount.”

If the amount calculated above is less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. Because the Accrued Fees reduce your final payment, the compounded leveraged monthly return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the compounded leveraged monthly return the Index is insufficient to offset the negative effect of the Accrued Fees or if the compounded leveraged monthly return the Index is negative, you will lose some or all of your investment at maturity.

The Accrued Fees will be calculated as of the last Index Business Day in the Final Measurement Period as the sum of (i) the Accrued Tracking Fee as of the last Index Business day in the Final Measurement Period, (ii) the Accrued Financing Charge as of the last Index Business day in the Final Measurement Period and (iii) the Fee Shortfall as of the immediately preceding Coupon Valuation Date.

The “Accrued Tracking Fee” as of the last Index Business Day in the Final Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of the last Index Business Day in the Final Measurement Period and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Coupon Valuation Date to and including the last Index Business Day in the Final Measurement Period, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Index Business Day in the Final Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Coupon Valuation Date to, and including such last Index Business Day in the Final Measurement Period, times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Principal Amount” of each Security is $25.00. The Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Principal Amount.

For the period from the Initial Trade Date to May 31, 2011 (such period, the “initial calendar month”), the Current Principal Amount will equal $25.00 per Security. For each subsequent calendar month, the Current Principal Amount for each Security will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date

For each calendar month, the “Monthly Reset Date” is the first Exchange Business Day of that month beginning on June 1, 2011 and ending on May 1, 2041, subject to adjustment as described under “— Market Disruption Event”; provided, however, that no Monthly Reset Date will occur on or after the Call Valuation Date or the Acceleration Date.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Exchange Business Day of the previous calendar month beginning on May 31, 2011 and ending on April 30, 2041, subject to adjustment as described under “— Market Disruption Event.”

The Index Factor will be calculated as follows:

1 + (2 × Index Performance Ratio)

The Index Performance Ratio as of the last Index Business Day during the Final Measurement Period, the Acceleration Measurement Period or the Call Measurement Period, or on any Monthly Valuation Date or any Redemption Valuation Date, as applicable, will be:

Index Valuation Level – Monthly Initial Closing Level
Monthly Initial Closing Level

As determined by the Security Calculation Agent, the “Index Valuation Level” as of the last Index Business Day of the Final Measurement Period is the arithmetic mean of the Index Closing Levels measured on each Index Business Day during the Final Measurement Period.

The “Monthly Initial Closing Level” for the initial calendar month is 865.13, the Index Closing Level on May 24, 2011. For each subsequent calendar month, the Monthly Initial Closing Level on the Monthly Reset Date will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month.

The “Index Closing Level” is the closing level of the Index as reported on the NYSE and Bloomberg; provided, however, that if the closing level of the Index as reported on the NYSE (or any successor) differs from the closing level of the Index as reported on Bloomberg (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

The “Final Measurement Period” means the ten Index Business Days from and including the Calculation Date, subject to adjustment as described under “— Market Disruption Event.”

The “Stub Reference Distribution Amount” means, as of the last Index Business Day during the Final Measurement Period, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding the immediately preceding Coupon Valuation Date to and including the last Index Business Day during the Final Measurement Period; provided, that for the purpose of calculating the Stub Reference Distribution Amount as of the last Index Business Day during the Final Measurement Period, the Reference Holder will be deemed to hold nine-tenths, eight-tenths, seven-tenths, six-tenths, five-tenths, four-tenths, three-tenths, two-tenths and one-tenth of the shares of each Index constituent it would otherwise hold on the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth Index Business Day, respectively, in such Final Measurement Period. Notwithstanding the foregoing, with respect to cash distributions for an Index constituent which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index constituent fails to pay the distribution to holders of such Index constituent by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount.

The “Index Calculation Agent” means the entity that calculates and publishes the level of the Index, which is currently NYSE Arca.

The “Calculation Date” means May 8, 2041, unless such day is not an Index Business Day, in which case the Calculation Date will be the next Index Business Day, subject to adjustments.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Exchange Business Day” means any day on which the primary exchange or market for trading of the Securities is scheduled to be open for trading and is also a valid settlement date.

“Primary Exchange” means, with respect to each Index constituent or each constituent underlying a successor index, the primary exchange or market of trading for such Index constituent or such constituent underlying a successor index.

“Related Exchange” means, with respect to each Index constituent or each constituent underlying a successor index, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agent) on the overall market for futures or options contracts relating to such Index constituent or such constituent underlying a successor index.

Some of the defined terms used in this section have different applications when used in determining the Redemption Amount, the Call Settlement Amount or the Acceleration Amount. For the definition of the terms relevant to early redemption, call or acceleration, please refer to “— Early Redemption at the Option of the Holders”, “— UBS Call Right” or “— Acceleration Upon Minimum Indicative Value or Intraday Index Value.”

Underlying Index

The return on the Securities is linked to the performance of the Wells Fargo® Business Development Company Index. The Index is intended to measure the performance of all business development companies listed on NYSE MKT or The Nasdaq Stock Market, Inc. that satisfy specified market capitalization and other eligibility requirements.

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request on any Business Day during the term of the Securities to have us redeem your Securities on any Business Day no later than 12:00 noon, New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on any Business Day, provided that you request that we redeem a minimum of 50,000 Securities. For any applicable redemption request, the “Redemption Valuation Date” will be the first Index Business Day following the date that the applicable Redemption Notice and Redemption Confirmation (each as defined below) are delivered. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities; however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities. Any such reduction will be applied on a consistent basis for all holders of the Securities at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the applicable Redemption Valuation Date (the “Redemption Date”). The first Redemption Date was June 3, 2011. The final Redemption Date will be May 18, 2041; provided that, if a call notice has been issued or if an acceleration upon minimum indicative value or intraday index value has been triggered, the last Redemption Valuation Date will be the fifth Index Business Day prior to the Call Settlement Date or the Acceleration Settlement Date, as applicable. If a Market Disruption Event is continuing or occurs on the applicable scheduled Redemption Valuation Date with respect to any of the Index constituents, such Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures,” for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the Redemption Valuation Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Redemption Valuation Date if on the Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of the Redemption Valuation Date, if any, minus

(d)           the Accrued Fees as of the Redemption Valuation Date, minus

(e)           the Redemption Fee Amount.

We refer to this cash payment as the “Redemption Amount.”

If the amount calculated above is less than zero, the payment upon early redemption will be zero.

We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

You may lose some or all of your investment upon early redemption. Because the Accrued Fees and the Redemption Fee Amount reduce your final payment, the compounded leveraged monthly return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and the Redemption Fee Amount, if applicable, less any Coupon Amounts and any Stub Reference Distribution Amount as of the Redemption Valuation Date, if any, in order for you to receive an aggregate amount over the term of the Securities equal to your initial investment in the Securities. If the compounded leveraged monthly return of the Index is insufficient to offset such a negative effect or if the compounded leveraged monthly return of the Index is negative, you will lose some or all of your investment upon early redemption.

The Accrued Fees will be calculated as of any Redemption Date as the sum of (i) the Accrued Tracking Fee as of that Redemption Valuation Date, (ii) the Accrued Financing Charge as of that Redemption Valuation Date and (iii) the Fee Shortfall as of the immediately preceding Coupon Valuation Date.

The “Accrued Tracking Fee” as of the Redemption Valuation Date is an amount equal to the product of (i) the Annual Tracking Fee calculated as of the Redemption Valuation Date and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Coupon Valuation Date to and including the Redemption Valuation Date, and the denominator of which is 365.

The “Accrued Financing Charge” as of the Redemption Valuation Date is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Coupon Valuation Date to, and including such Redemption Valuation Date, times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Stub Reference Distribution Amount” means, as of the Redemption Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding the immediately preceding Coupon Valuation Date (or if the Redemption Valuation Date occurs prior to the first Coupon Valuation Date, the period from, but excluding the Initial Trade Date) to and including the Redemption Valuation Date; provided, for the purposes of calculating the Stub Reference Distribution Amount during the period on or after the Calculation Date, a call notice has been issued or acceleration upon minimum indicative value or intraday index value has been triggered, the Reference Holder will be deemed to hold nine-tenths, eight-tenths, seven-tenths, six-tenths, five-tenths, four-tenths and three-tenths of the shares of each Index constituent it would otherwise hold on the second, third, fourth, fifth, sixth, seventh and eighth Index Business Day, respectively, in the Final Measurement Period, Call Measurement Period or Acceleration Measurement Period, as applicable. For purposes of calculating the Stub Reference Distribution Amount, if a Redemption Valuation Date occurs during the Final Measurement Period, Call Measurement Period or Acceleration Measurement Period, the Reference Holder will be deemed to hold only the fraction of the shares (as referenced in the preceding sentence) of each Index constituent it would otherwise hold on that Redemption Valuation Date and on each preceding Index Business Day during the Final Measurement Period, Call Measurement Period or Acceleration Measurement Period. Notwithstanding the foregoing, with respect to cash distributions for an Index constituent which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index constituent fails to pay the distribution to holders of such Index constituent by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount.

The “Redemption Fee Amount” means, as of any date of determination, an amount per Security equal to the product of (a) 0.125%, (b) the Current Principal Amount and (c) the Index Factor as of the Redemption Valuation Date.

We discuss these matters in “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Redemption and Payment.”

The “Redemption Valuation Date” is the first Index Business Day following the date that a notice of redemption and confirmation of redemption, each as described under “— Redemption Procedures” are delivered. Any applicable Redemption Valuation Date is subject to adjustment as described under “— Market Disruption Event.”

The “Redemption Date” is the third Business Day following the Redemption Valuation Date.

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

Some of the defined terms used in this section have different applications when used in determining the Cash Settlement Amount, the Call Settlement Amount or the Acceleration Amount. For the definition of the terms relevant to maturity, call or acceleration, please refer to “— Cash Settlement Amount at Maturity”, “— UBS Call Right” or “— Acceleration Upon Minimum Indicative Value or Intraday Index Value”

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Business Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Business Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than eighteen calendar days’ prior notice to the holders of the Securities, such redemption to occur on any Exchange Business Day that we may specify on or after May 29, 2012 through and including the Maturity Date. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Call Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on the last Index Business Day in the Call Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of the last Index Business Day in the Call Measurement Period, if any, minus

(d)           the Accrued Fees as of the last Index Business Day in the Call Measurement Period.

We refer to this cash payment as the “Call Settlement Amount.”

If the amount calculated above is less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

If UBS issues a call notice on any calendar day, the “Call Valuation Date” will be the fifth Business Day following the calendar day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Index Business Day in the Call Measurement Period.

The holders will receive payment for their Securities on the third Business Day following the last Index Business Day in the Call Measurement Period (the “Call Settlement Date”). If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index constituents, such Call Valuation Date may be postponed as described under “— Market Disruption Event.”

The “Call Measurement Period” means the ten Index Business Days from and including the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

You may lose some or all of your investment at call. Because the Accrued Fees reduce your final payment, the compounded leveraged monthly return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the compounded leveraged monthly return the Index is insufficient to offset the negative effect of the Accrued Fees or if the compounded leveraged monthly return the Index is negative, you will lose some or all of your investment at call.

The Accrued Fees will be calculated as of the last Index Business Day in the Call Measurement Period as the sum of (i) the Accrued Tracking Fee as of the last Index Business day in the Call Measurement Period, (ii) the Accrued Financing Charge as of the last Index Business day in the Call Measurement Period and (iii) the Fee Shortfall as of the immediately preceding Coupon Valuation Date.

The “Accrued Tracking Fee” as of the last Index Business Day in the Call Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of the last Index Business Day in the Call Measurement Period and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Coupon Valuation Date to and including the last Index Business Day in the Call Measurement Period, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Index Business Day in the Call Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Coupon Valuation Date to, and including such last Index Business Day in the Call Measurement Period, times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in the Call Measurement Period, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding the immediately preceding Coupon Valuation Date to and including the last Index Business Day in the Call Measurement Period; provided, that for the purpose of calculating the Stub Reference Distribution Amount as of the last Index Business Day of the Call Measurement Period, the Reference Holder will be deemed to hold nine-tenths, eight-tenths, seven-tenths, six-tenths, five-tenths, four-tenths, three-tenths, two-tenths and one-tenth of the shares of each Index constituent it would otherwise hold on the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth Index Business Day in such Call Measurement Period. Notwithstanding the foregoing, with respect to cash distributions for an Index constituent which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index constituent fails to pay the distribution to holders of such Index constituent by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount.

Some of the defined terms used in this section have different applications when used in determining the Cash Settlement Amount, the Redemption Amount or the Acceleration Amount. For the definition of the terms relevant to maturity, early redemption or acceleration, please refer to “— Cash Settlement Amount at Maturity”, “— Early Redemption at the Option of the Holders” or “— Acceleration Upon Minimum Indicative Value or Intraday Index Value.”

Acceleration Upon Minimum Indicative Value or Intraday Index Value

If, at any time, (1) the indicative value on any Index Business Day equals $5.00 or less or (2) the intraday index value on any Index Business Day decreases 30% from the most recent Monthly Initial Closing Level (each such day, an “Acceleration Date”), all issued and outstanding Securities will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value would later exceed $5.00 or the intraday index value would increase from the -30% level on such Acceleration Date or any subsequent Index Business Day) for a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Acceleration Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Acceleration Date if on the last Index Business Day in the Acceleration Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of the last Index Business Day in the Acceleration Measurement Period, if any, minus

(d)           the Accrued Fees as of the last Index Business Day in the Acceleration Measurement Period.

We refer to this cash payment as the “Acceleration Amount.” If the minimum indicative value or intraday index value threshold has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the Securities.

The Accrued Fees will be calculated as of the last Index Business Day in the Acceleration Measurement Period as the sum of (i) the Accrued Tracking Fee as of the last Index Business day in the Acceleration Measurement Period, (ii) the Accrued Financing Charge as of the last Index Business day in the Acceleration Measurement Period and (iii) the Fee Shortfall as of the immediately preceding Coupon Valuation Date.

The “Accrued Tracking Fee” as of the last Index Business Day in the Acceleration Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of the last Index Business Day in the Acceleration Measurement Period and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Coupon Valuation Date to and including the last Index Business Day in the Acceleration Measurement Period, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Index Business Day in the Acceleration Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Coupon Valuation Date to, and including such last Index Business Day in the Acceleration Measurement Period (or if the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from and excluding the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in the Acceleration Measurement Period, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding the immediately preceding Coupon Valuation Date (or if the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from, but excluding the

Initial Trade Date) to and including the last Index Business Day in the Acceleration Measurement Period; provided, that for the purpose of calculating the Stub Reference Distribution Amount as of the last Index Business Day of the Acceleration Measurement Period, the Reference Holder will be deemed to hold nine-tenths, eight-tenths, seven-tenths, six-tenths, five-tenths, four-tenths, three-tenths, two-tenths and one-tenth of the shares of each Index constituent it would otherwise hold on the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth Index Business Day in such Acceleration Measurement Period. Notwithstanding the foregoing, with respect to cash distributions for an Index constituent which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index constituent fails to pay the distribution to holders of such Index constituent by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount.

The “Acceleration Measurement Period” will be the ten Index Business Days from but excluding the Acceleration Date, subject to adjustment as described under “— Market Disruption Event.”

The “Acceleration Settlement Date” will be the third Business Day following the last Index Business Day of the Acceleration Measurement Period.

Subject to the prior verification by the Security Calculation Agent that the indicative value on intraday index value of $5.00 or less was accurately calculated by the NYSE or that the decrease in the intraday index value of 30% from the most recent Monthly Initial Closing Level was accurately calculated by the Index Calculation Agent, as applicable, UBS must provide notice to the holders of the Securities that the minimum indicative value or intraday index value threshold, as applicable, has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the intraday indicative value of the Securities and the intraday index value of the Index are calculated see “Valuation of the Index and the Securities.”

Some of the defined terms used in this section have different applications when used in determining the Cash Settlement Amount, the Call Settlement Amount or the Redemption Amount. For the definition of the terms relevant to maturity, call or early redemption, please refer to “— Cash Settlement Amount at Maturity”, “— UBS Call Right”, or “— Early Redemption at the Option of the Holders”.

Security Calculation Agent

UBS Securities LLC will act as the Security Calculation Agent. The Security Calculation Agent will determine, among other things, the Index Valuation Level, the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Accrued Financing Charge, the Financing Level, the Financing Rate, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Tracking Fee, the Annual Tracking Fee, the Redemption Fee Amount, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon redemption, if applicable, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant index levels calculated by the Security Calculation Agent, as adjusted, the Coupon Ex-Dates, the Coupon Record Dates, the Coupon Amount, and whether any day is a Business Day, Index Business Day or Exchange Business Day. The Security Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the Index has been discontinued and whether there has been a material change in the Index. All determinations made by the Security Calculation Agent will be at the sole discretion of the Security Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Security Calculation Agent from time to without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption or acceleration, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, the Call Settlement Date, the Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Accrued Tracking Fee, the Accrued Financing Charge, the Redemption Amount and Redemption Fee Amount, if any, per Security, the Call Settlement Amount, if any, per Security, the Acceleration Amount, if any, per Security, and the Cash Settlement Amount, if any, per Security, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to ..7655); and all dollar amounts paid on the aggregate principal amount of Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the Index has occurred or is continuing on an Averaging Date (as defined below) or on a Redemption Valuation Date, the Index Closing Level for such Averaging Date or Redemption Valuation Date will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on the Index Business Days during the Final Measurement Period, the Acceleration Measurement Period or the Call Measurement Period, or on the Redemption Valuation Date, as applicable, the Security Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the Call Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6, October 7, October 10, October 11, October 12, October 13 and October 14, and there is a Market Disruption Event with respect to the Index on October 3, but no other Market Disruption Event during the Call Measurement Period then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6, October 7, October 10, October 11, October 12, October 13 and October 14. The same approach would be applied if there is a Market Disruption Event during the Final Measurement Period or Acceleration Measurement Period.

If the Redemption Valuation Date for purposes of calculating a Redemption Amount is based on the Index Closing Level on October 3, 2011 and there is a Market Disruption Event with respect to the Index on October 3, 2011, then the Index Closing Level on October 4, 2011 will be used to calculate the Redemption Amount.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date or the Redemption Valuation Date, as applicable, occurring more than three Index Business Days following the day originally scheduled to be such final Averaging Date or Redemption Valuation Date. If the third Index Business Day following the date originally scheduled to be the final Averaging Date or the Redemption Valuation Date, as applicable, is not an Index Business Day or a Market Disruption Event has occurred or is continuing with respect to the Index on such third Index Business Day, the Security Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Index Business Day but for such Market Disruption Event.

An “Averaging Date” means each of the Index Business Days during the Final Measurement Period, the Acceleration Measurement Period or the Call Measurement Period, as applicable, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Security Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the Index, the Security Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a Market Disruption Event with respect to the Index, in each case as determined by the Security Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of Index constituents for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to a material number of Index constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the Index is not published; or

(d)           in any other event, if the Security Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect.

The following events will not be Market Disruption Events with respect to the Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the Index or any Index constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series A” above. If we exercise this right, the redemption price of the Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

In addition to the default amount described below, we will also pay the Coupon Amount per Security, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment,” calculated as if the date of acceleration was the last Index Business Day in the Final Measurement Period and the four Index Business Days immediately preceding the date of acceleration were the corresponding Index Business Days in the accelerated Final Measurement Period, with the fourth Index Business Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Index Business Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series A, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series A, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series A, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series A, accelerating the maturity of the Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence. In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption or acceleration will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series A” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Payment When Offices Are Closed” in “Medium-Term Notes, Series A” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date.

Defeasance

Neither full defeasance nor covenant defeasance, as described in “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance,” will apply to the Securities.

Reissuances or Reopened Issues

We issued the Securities initially in an amount having the aggregate Principal Amount of $100,000,000 on May 24, 2011 and issued additional securities having the aggregate Principal Amount of $100,000,000 on July 12, 2013, additional securities having the aggregate Principal Amount of $200,000,000 on May 9, 2014 and additional Securities having the aggregate Principal Amount $300,000,000 on June 9, 2015. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series A” above.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

18. 2xLeveraged Wells Fargo® Diversified Business Development Company Index ETN
Series B due October 21, 2049

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of UBS AG debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described under “Medium-Term Notes, Series B” above. The terms described here supplement those described in “Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

These Securities are part of a single series of senior debt securities issued under our indenture, dated as of June 12, 2015 between us and U.S. Bank Trust National Association, as trustee.

We describe the terms of the Securities in more detail below.

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

The Stated Principal Amount of each Security is $25.00.

The Securities do not guarantee any return of principal at, or prior to, maturity, call or acceleration, or upon early redemption. Instead, at maturity, you will receive a cash payment per Security the amount of which will vary depending on the performance and path of the Index and will be reduced by the Accrued Fees as of the last Index Business Day in the Final Measurement Period as described under “— Cash Settlement Amount at Maturity.” If the amount as calculated is equal to or less than zero, the Cash Settlement Amount will be zero and you will not receive a cash payment.

If you exercise your right to have us redeem your Securities, subject to compliance with the redemption procedures, for each Security you will receive a cash payment per Security on the relevant Redemption Date equal to the Redemption Amount as described under “— Early Redemption at the Option of the Holders.” If the amount as calculated is equal to or less than zero, the Redemption Amount will be zero and you will not receive a cash payment.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each Coupon Payment Date you will receive an amount in cash equal to the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

If the Reference Distribution Amount on such Coupon Valuation Date is zero, you will not receive any Coupon Amount on the related Coupon Payment Date. The final Coupon Amount will be included in the Cash Settlement Amount if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Coupon Payment Date” means the fifteenth (15th) Index Business Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date, subject to adjustment as described herein. The first Coupon Payment Date will be January 22, 2020, subject to adjustment as provided herein.

The “Coupon Record Date” means the ninth Index Business Day following each Coupon Valuation Date.

The “Coupon Ex-Date,” with respect to a Coupon Amount, means the first Exchange Business Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the Exchange Business Day prior to the applicable Coupon Record Date.

The “Coupon Valuation Date” means the 30th day of March, June, September and December of each calendar year during the term of the Securities or if such date is not an Index Business Day, then the first Index Business Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date, subject to adjustment described herein. The first Coupon Valuation Date will be December 30, 2019.

The “Reference Distribution Amount” means (i) as of the first Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the record date with respect to any Index Constituent Security, for those cash distributions whose ex-dividend date occurs during the period from, but excluding, the Initial Trade Date to, and including, the first Coupon Valuation Date; (ii) as of any other Coupon Valuation Date (other than the Calculation Date), an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the record date with respect to any Index Constituent Security for those cash distributions whose ex-dividend date occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date to, and including, such Coupon Valuation Date; and (iii) as of the Calculation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the record date with respect to any Index Constituent Security for those cash distributions whose ex-dividend date occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date to, but excluding, the Calculation Date.

Notwithstanding the foregoing, with respect to cash distributions for an Index Constituent Security which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index Constituent Security fails to pay the distribution to holders of such Index Constituent Security by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index Constituent Security equal to two times (a) the product of (i) the published unit weighting of that Index Constituent Security as of that date and (ii) the Current Principal Amount, divided by (b) the Monthly Initial Closing Level or Loss Rebalancing Closing Level, whichever is more recent.

“record date” means, (i) with respect to a distribution on an Index Constituent Security, the date on which a holder of the Index Constituent Security must be registered as a stockholder/unitholder of such Index Constituent Security in order to be entitled to receive such distribution and (ii) with respect to any split or reverse split, the tenth Business Day after the announcement date.

“ex-dividend date” means, with respect to a distribution on an Index Constituent Security, the first Business Day on which transactions in such Index Constituent Security trade on the Primary Exchange without the right to receive such distribution.

Cash Settlement Amount at Maturity

The “Maturity Date” is October 21, 2049, which will be the second Business Day following the last Index Business Day in the Final Measurement Period, subject to adjustment as described below under “— Market Disruption Event.”

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to:

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Final Measurement Period, plus

(b)           the final Coupon Amount, if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, minus

(c)           the Accrued Fees as of the last Index Business Day in the Final Measurement Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any.

We refer to this cash payment as the “Cash Settlement Amount.”

If the amount so calculated is equal to or less than zero, the payment at maturity will be zero.

The following graphic illustrates the formula to determine the Cash Settlement Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Final Coupon Amount	—	Accrued Fees	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment at maturity. The combined negative effect of the Accrued Fees will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and/or any Stub Reference Distribution Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment at maturity.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right and, upon the occurrence of an acceleration event, the Securities may be accelerated and redeemed by UBS, at its option. See “— UBS’s Call Right” and “— Optional Acceleration Upon Minimum Indicative Value”.

The Stated Principal Amount of each Security is $25.00. The Securities may be issued and sold over time at then-current market prices which may be significantly higher or lower than the Stated Principal Amount.

The “Current Principal Amount” for the period from the Initial Settlement Date to October 31, 2019 (such period, the “initial calendar month”) will equal $25.00 per Security (unless a Loss Rebalancing Event occurs during the initial calendar month). For each subsequent calendar month, the Current Principal Amount for each Security will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date – Accrued Fees on the applicable Monthly Valuation Date

In the event of a Loss Rebalancing Event, the Current Principal Amount will be reset on the applicable Loss Rebalancing Reset Date as described below under “— Loss Rebalancing Events”.

If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates will occur during the term of the Securities.

If the Securities undergo a split or reverse split, the Current Principal Amount will be adjusted accordingly.

For each calendar month, the “Monthly Reset Date” is the first Exchange Business Day of that month beginning on November 1, 2019 and ending on October 1, 2049, subject to adjustment as described under “— Market Disruption Event.” If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, as applicable, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates will occur during the term of the Securities.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Exchange Business Day of the previous calendar month beginning on October 31, 2019 and ending on September 30, 2049, subject to adjustment as described under “— Market Disruption Event.” If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates or Monthly Valuation Dates will occur during the term of the Securities.

The “Index Factor” is:

1 + (2 × Index Performance Ratio).

The “Index Performance Ratio” may be calculated on multiple dates of determination during any applicable calendar month. The formula used to calculate the Index Performance Ratio on any date of determination depends on the number of Loss Rebalancing Events that have occurred in the applicable calendar month.

If no Loss Rebalancing Events have occurred in the applicable calendar month, then on any Index Business Day during a Measurement Period, or on the Monthly Valuation Date, any Redemption Valuation Date, the first Loss Rebalancing Valuation Date of the applicable calendar month or any other date of determination, as applicable, the Index Performance Ratio will be equal to:

Index Valuation Level – Monthly Initial Closing Level
Monthly Initial Closing Level

where the “Monthly Initial Closing Level” for the initial calendar month is 716.1474, the revised Index Closing Level on October 24, 2019, as reported on NYSE and Bloomberg L.P. following the revision and as adopted by the Security Calculation Agent. For each subsequent calendar month, the Monthly Initial Closing Level will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month. For example, the Monthly Initial Closing Level for November 2019 will equal the Index Closing Level on October 31, 2019, subject to adjustment. If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, then the Current Principal Amount will not be reset on such date and the Monthly Initial Closing Level for the then-current calendar month will remain the same as it was for the immediately preceding calendar month.

If one or more Loss Rebalancing Events have occurred during the applicable calendar month, then on any Index Business Day during a Measurement Period, or on the Monthly Valuation Date, any Redemption Valuation Date, on each Loss Rebalancing Valuation Date after the first Loss Rebalancing Valuation Date in the applicable calendar month or on any other date of determination, as applicable, the Index Performance Ratio will be equal to:

Index Valuation Level – the most recent Loss Rebalancing Closing Level the most recent Loss Rebalancing Closing Level

The “Index Closing Level” will equal the closing level of the Index on any date of determination, as reported on the NYSE and Bloomberg L.P.

The “Index Valuation Level”, as determined by the Security Calculation Agent will equal the arithmetic mean of the Index Closing Levels measured on each Index Business Day during the applicable Measurement Period, or the Index Closing Level on any Monthly Valuation Date, Loss Rebalancing Valuation Date or Redemption Valuation Date, provided that if the Redemption Valuation Date falls in any Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/5 times (b) (i) the sum of the Index Closing Levels on each Index Business Day from, and including, the first Index Business Day of the applicable Measurement Period, to, and including, the date of determination, plus (ii) the number of Index Business Days from, but excluding, the date of determination to, and including, the last Index Business Day in such Measurement Period, times the Index Closing Level on such date of determination.

“Measurement Period” means the Final Measurement Period, Call Measurement Period or Acceleration Valuation Period, as applicable.

The “intraday indicative value”, or “Indicative Value” is an amount per Security, as determined by the Security Calculation Agent as of any date of determination equal to (Current Principal Amount on the previous calendar day × Index Factor, calculated using the intraday indicative value of the Index) — Accrued Fees + Coupon Amount with respect to the Coupon Valuation Date immediately preceding the date of determination if on the date of determination the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred + Reference Distribution Amount, calculated as if such time and date of determination is a Coupon Valuation Date.

The “Current Indicative Principal Amount”, is an amount per Security, as determined by the Security Calculation Agent as of any date of determination, equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, using the Index Closing Level as of such date as the Index Valuation Level.

The “Accrued Fees” as of any date of determination means the sum of (1) the Accrued Tracking Fee as of such date and (2) the Accrued Financing Charges as of such date.

The Securities are subject to an “Accrued Tracking Fee” per Security, calculated as follows:

(a)           On the Initial Trade Date, the Accrued Tracking Fee is equal to 0.

(b)           On the initial Monthly Valuation Date (or if applicable, on a Loss Rebalancing Date that occurs prior to the initial Monthly Valuation Date), the Accrued Tracking Fee is an amount equal to the product of: (a) the Annual Tracking Fee as of the initial Monthly Valuation Date and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the Initial Trade Date to, and including, the initial Monthly Valuation Date (or Loss Rebalancing Date, as applicable), and the denominator of which is 365.

(c)           On any subsequent Monthly Valuation Date other than the Initial Monthly Valuation Date or on any Loss Rebalancing Date, the Accrued Tracking Fee is an amount equal to the product of (a) the Annual Tracking Fee as of such Monthly Valuation Date or Loss Rebalancing Date, as the case may be, and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date

(or Loss Rebalancing Date, whichever is more recent), to, and including, such Monthly Valuation Date or Loss Rebalancing Date, as the case may be, and the denominator of which is 365.

(d)           On the last Exchange Business Day of an applicable Measurement Period, or as of the Redemption Valuation Date, as applicable, the Accrued Tracking Fee is an amount equal to the product of (a) the Annual Tracking Fee calculated as of the last Exchange Business Day of the applicable Measurement Period, or as of the Redemption Valuation Date, as applicable, and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Date, whichever is more recent), to, and including, (i) such last Exchange Business Day of such Measurement Period, or (ii) such Redemption Valuation Date (or, if the Optional Acceleration Date or Redemption Valuation Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, the Initial Trade Date), as applicable, and the denominator of which is 365.

The “Annual Tracking Fee” is, as of any date of determination, an amount per Security equal to the product of (i) the Annual Tracking Rate and (ii) the Current Indicative Principal Amount as of the immediately preceding Index Business Day.

The “Annual Tracking Rate” is 0.85%.

The Securities are subject to “Accrued Financing Charges” per Security calculated as follows:

(a)           On the Initial Trade Date, the Accrued Financing Charge for each Security is equal to $0.

(b)           On the initial Monthly Valuation Date (or if applicable, on a Loss Rebalancing Date that occurs prior to the initial Monthly Valuation Date), the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the Initial Trade Date, to and including the initial Monthly Valuation Date (or Loss Rebalancing Date, whichever is more recent) times (ii) the Financing Rate as of such date, divided by (b) 360.

(c)           On any subsequent Monthly Valuation Date, the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Valuation Date, whichever is more recent), to and including, the then current Monthly Valuation Date times (ii) the Financing Rate as of such date, divided by (b) 360.

(d)           On the last Index Business Day of an applicable Measurement Period, or as of the Redemption Valuation Date, as applicable, the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Valuation Date, or, if the Redemption Valuation Date falls in the Initial Calendar Month, the Initial Trade Date, whichever is more recent), to, and including such last Index Business Day in such Measurement Period, or such Redemption Valuation Date, as applicable, times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

The “Financing Rate” will equal the sum of (a) the “Financing Spread” of 0.80% and (b) the London interbank offered rate (British Banker’s Association) for three-month deposits in U.S. Dollars, which is displayed on Reuters page “LIBOR01” (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks, as determined by the Calculation Agent) (“LIBOR”), as of 11:00 a.m., London time, on the day that is two London business days prior to the immediately preceding Monthly Valuation Date.

Notwithstanding the foregoing:

Ø   If the Security Calculation Agent determines on the relevant determination date that the London interbank offered rate for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000 has been discontinued, then the Security Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to such London interbank offered rate, provided that if the Security Calculation Agent determines there is an industry-accepted successor base rate, then the Security Calculation Agent shall use such successor base rate; and

Ø   If the Security Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Security Calculation Agent in its sole discretion may determine the business day convention, definition of business day and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the LIBOR base rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

The establishment of three-month U.S. Dollar LIBOR for each period by the Security Calculation Agent shall (in the absence of manifest error) be final and binding.

“London business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in London generally are authorized or obligated by law, regulation or executive order to close and is also a day on which dealings in U.S. dollars are transacted in the London interbank market.

The Accrued Financing Charges seek to compensate UBS for providing investors with the potential to receive a leveraged participation in movements in the Index Closing Level and are intended to approximate the monthly financing costs that investors may have otherwise incurred had they sought to borrow funds at a similar rate from a third party to invest in the Securities.

The “Final Measurement Period” means the five Index Business Days from, and including, the Calculation Date, subject to adjustment as described under “— Market Disruption Event.”

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in a Measurement Period, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any Index Constituent Security, for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if such Redemption Valuation Date or the Optional Acceleration Date occurs prior to the first Coupon Valuation Date, the period from but excluding the Initial Trade Date) to, and including, such last Index Business Day of such Measurement Period, or such Redemption Valuation Date, as applicable; provided, that for the purpose of calculating the Stub Reference Distribution Amount, the Reference Holder will be deemed to hold four-fifths, three-fifths, two-fifths and one-fifth of the shares of each Index Constituent Security it would otherwise hold on the second, third, fourth and fifth Index Business Day, respectively, in such Measurement Period.

The “Index Calculation Agent” means the entity that calculates and publishes the level of the Index, which is currently ICE Data Indices, LLC.

The “Calculation Date” means October 13, 2049, unless such day is not an Index Business Day, in which case the Calculation Date will be the next Index Business Day, subject to adjustments.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Exchange Business Day” means any day on which the Primary Exchange or market for trading of the Securities is scheduled to be open for trading.

“Primary Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, the primary exchange or market of trading such Index Constituent Security or such constituent underlying a successor index.

“Related Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agent) on the overall market for futures or options contracts relating to such Index Constituent Security or such constituent underlying a successor index.

Underlying Index

The return on the Securities is linked to the performance of the price return version of the Wells Fargo® Diversified Business Development Company Index (“WFDBDCPX”). The Index is designed to measure the performance of BDCs that are listed on NYSE, NYSE MKT or NASDAQ and that satisfy specified market capitalization and other eligibility requirements.

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request to have us redeem your Securities on any Index Business Day no later than 12:00 noon, New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on any applicable Index Business Day, provided that you request that we redeem a minimum of 50,000 Securities. We reserve the right from time to time to waive this minimum redemption amount in our sole discretion on a case-by-case basis. You should not assume you will be entitled to the benefit of any such waiver. For any applicable redemption request, the “Redemption Valuation Date” will be the first Index Business Day following the date that the applicable redemption notice and redemption confirmation are delivered, except that we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the notice of redemption is received by UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such acceleration. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities.

The Securities will be redeemed and the holders will receive payment for their Securities on the second Index Business Day following the applicable Redemption Valuation Date (the “Redemption Date”). The first Redemption Date will be October 30, 2019, and the final Redemption Date will be October 14, 2049. In addition, if a call notice has been issued or if acceleration has been triggered, the last Redemption Valuation Date will be the fifth Index Business day prior to the Call Settlement Date or Acceleration Settlement Date, as applicable. If a Market Disruption Event is continuing or occurs on the applicable scheduled Redemption Valuation Date with respect to any of the Index Constituent Securities, such Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

As of any Redemption Valuation Date, the “Redemption Fee Amount” means an amount per Security equal to:

(0.125% × Closing Indicative Value of the Security as of the Redemption Valuation Date).

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures,” for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to:

Closing Indicative Value as of the Redemption Valuation Date – Redemption Fee Amount.

We refer to this cash payment as the “Redemption Amount.” If the amount calculated above is equal to or less than zero, the payment upon early redemption will be zero. We reserve the right from time to time to waive the Redemption Fee Amount in our sole discretion and on a case-by-case basis. There can be no assurance that we will elect to waive this fee and you should not assume you will be entitled to such fee waiver.

We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

The redemption feature is intended to induce arbitrageurs to counteract any trading of the Securities at a discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner or that they will be successful in counteracting any divergence in the market price of the Securities and their indicative value.

The following graphic illustrates the formula to determine the Redemption Amount, which has been simplified for ease of presentation.

Closing Indicative Value	—	Redemption Fee Amount

You may lose all or a substantial portion of your investment upon early redemption. The combined negative effect of the Accrued Fees and the Redemption Fee Amount will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees and the Redemption Fee Amount, if applicable (less any Coupon Amounts and/or any Stub Reference Distribution Amount you may be entitled to receive as of the Redemption Valuation Date), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon early redemption.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right and, upon the occurrence of an acceleration event, the Securities may be accelerated and redeemed by UBS, at its option. See “— UBS’s Call Right” and “— Optional Acceleration Upon Minimum Indicative Value”.

We discuss these matters in “Medium-Term Notes, Series B” above under “Description of Debt Securities We May Offer — Redemption and Repayment.”

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption, which we refer to as a “Redemption Notice,” to UBS via email no later than 12:00 noon (New York City time) on the Index Business Day on which you elect to exercise your redemption right. If we receive your Redemption Notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption, which we refer to as the “Redemption Confirmation”, to us via email in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your Redemption Confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 12:00 noon (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your Redemption Notice after 12:00 noon (New York City time), or your Redemption Confirmation after 5:00 p.m. (New York City time), on the Business Day prior to the applicable Redemption Valuation Date, your Redemption Notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

We reserve the right from time to time to waive the minimum redemption amount or the Redemption Fee Amount in our sole discretion on a case-by-case basis. In addition, we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the Redemption Notice is received by UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such waiver or election to accelerate the Redemption Valuation Date.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than eighteen (18) calendar days’ prior notice to the holders of the Securities (which may be provided via press release), such redemption to occur on any Business Day that we may specify on or after November 12, 2019 through and including the Maturity Date. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Call Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on the last Index Business Day in the Call Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, minus

(c)           the Accrued Fees as of the last Index Business Day in the Call Measurement Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Call Measurement Period, if any.

We refer to this cash payment as the “Call Settlement Amount.”

If the amount calculated above is equal to or less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

We will inform you of such Call Settlement Amount on the first Business Day following the last Index Business Day in the Call Measurement Period.

The holders will receive payment for their Securities on the second Business Day following the last Index Business Day in the Call Measurement Period (the “Call Settlement Date”). If a Market Disruption Event is continuing or occurs on the scheduled

Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event.”

The “Call Measurement Period” means:

(a)           if the Market Value of Securities outstanding as at the close of business on the Exchange Business Day immediately preceding the date of delivery by UBS of its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right is less than $10,000,000, the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event”;

(b)           if the Market Value of Securities outstanding as at the close of business on the Exchange Business Day immediately preceding the date of delivery by UBS of its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right is equal to or greater than $10,000,000, the five (5) Index Business Days from and including the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

The “Market Value” of the Securities outstanding as of the close of business on the Exchange Business Day immediately preceding the date of delivery by UBS of its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right will equal:

Intraday indicative value as of such Exchange Business Day × number of Securities outstanding as reported by BDCYIV  on Bloomberg.

The “Call Valuation Date” means the date disclosed as such by UBS in its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right.

In any notice to holders exercising the UBS Call Right, we will specify how many days are included in the Call Measurement Period.

The following graphic illustrates the formula to determine the Call Settlement Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Coupon Amount	—	Accrued Fees	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment upon a call. The combined negative effect of the Accrued Fees will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and/or any Stub Reference Distribution Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon a call.

In addition, upon the occurrence of an acceleration event, the Securities may be accelerated and redeemed by UBS, at its option. See “— Optional Acceleration Upon Minimum Indicative Value” below.

Optional Acceleration Upon Minimum Indicative Value

If, at any time, the intraday indicative value of the Securities on any Index Business Day equals $2.00 or less (the “Indicative Value Optional Acceleration Trigger”) (each such day, an “Optional Acceleration Date”), all issued and outstanding Securities may be accelerated and redeemed by UBS, at its option (even if the intraday indicative value would later exceed $2.00 on such Optional Acceleration Date or any subsequent Index Business Day) for a cash payment equal to the Acceleration Amount (the “Acceleration Option”).

In the event that the Indicative Value Optional Acceleration Trigger threshold has been breached, UBS will issue a press release before 9:00 a.m. on the Index Business Day following the Optional Acceleration Date announcing whether or not it has elected to exercise its Acceleration Option. UBS is under no obligation to exercise its Acceleration Option and the Securities may remain outstanding following an Indicative Value Optional Acceleration Trigger Event occurring, if UBS does not elect to exercise such Acceleration Option.

The “Acceleration Amount” will equal

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Acceleration Valuation Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Optional Acceleration Date if on the last Index Business Day in the Acceleration Valuation Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, minus

(c)           the Accrued Fees as of the last Index Business Day in the Acceleration Valuation Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Acceleration Valuation Period, if any.

If the Acceleration Amount is equal to or less than zero, the payment upon acceleration will be zero.

If the Indicative Value Optional Acceleration Trigger threshold has been breached and UBS elects to exercise its Acceleration Option, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the Securities. The “Acceleration Settlement Date” will be the second Business Day following the last Index Business Day of the Acceleration Valuation Period. The “Acceleration Valuation Period” will be the five Index Business Days from, but excluding, the Optional Acceleration Date, subject to adjustment as described under “— Market Disruption Event.” Subject to the prior verification by the Security Calculation Agent that the intraday indicative value of the Securities of $2.00 or less was accurately calculated by the NYSE, UBS must provide notice (which may be provided via press release) to the holders of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the minimum indicative value of the Securities is calculated see “Valuation of the Index and the Securities”.

If the Securities undergo a split or reverse split, the Indicative Value Optional Acceleration Trigger will be adjusted accordingly.

The following graphic illustrates the formula to determine the Acceleration Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Coupon Amount	—	Accrued Fees	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment upon acceleration. The combined negative effect of the Accrued Fees will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and/or any Stub Reference Distribution Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon acceleration.

In addition, the Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right. See “— UBS’s Call Right”.

Loss Rebalancing Events

A Loss Rebalancing Event will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0. This means that after a Loss Rebalancing Event, a constant percentage increase in the Index Closing Level will have less of a positive effect on the value of your Securities relative to before the occurrence of the Loss Rebalancing Event.

A “Loss Rebalancing Event” occurs if, at any time, the Intraday Index Value on any Index Business Day (other than an Excluded Day, as defined herein) decreases 20% in value from the previous Monthly Initial Closing Level or Loss Rebalancing Closing Level, whichever is more recent. If a Loss Rebalancing Event occurs, the Current Principal Amount of the Securities will be reset as described below, which will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0. A Loss Rebalancing Event may occur irrespective of whether a Market Disruption Event also occurs on such Index Business Day.

Upon the occurrence of a Loss Rebalancing Event, the Current Principal Amount will be reset on the applicable Loss Rebalancing Reset Date as follows:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Loss Rebalancing Valuation Date — Accrued Fees on the applicable Loss Rebalancing Valuation Date

In the event of a Loss Rebalancing Event, the Financing Rate will not be adjusted.

On the next Monthly Valuation Date following one or more Loss Rebalancing Events, the Monthly Initial Closing Level will be replaced with the most recent Loss Rebalancing Closing Level in the calculation of the Index Performance Ratio.

Loss Rebalancing Events may occur multiple times over the term of the Securities and may occur multiple times during a single calendar month. This means both that (i) the Current Principal Amount may be reset more frequently than monthly and (ii) the cumulative effect of compounding and fees will have increased as a result of the Loss Rebalancing Event(s). Because each Loss Rebalancing Event will have the effect of deleveraging your Securities, following a Loss Rebalancing Event your Securities will have less exposure to a potential positive gain in value relative to the exposure before the occurrence of such Loss Rebalancing Event.

On any Loss Rebalancing Valuation Date, the Accrued Financing Charges for each Security will equal the product of (i) the Financing Level on the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, times (ii) the Financing Rate times (iii) the number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, to, and including, the then current Loss Rebalancing Valuation Date divided by (iv) 360.

An “Excluded Day” means (i) the Index Business Day immediately preceding any Monthly Valuation Date, (ii) any Monthly Valuation Date, (iii) any Loss Rebalancing Valuation Date (iv) the Index Business Day immediately preceding the first day of the Final Measurement Period or any day after such Index Business Day, (v) the Index Business Day immediately preceding the first day of the Call Measurement Period or any day after such Index Business Day, or (vi) the Optional Acceleration Date or any day after the Optional Acceleration Date.

“Loss Rebalancing Closing Level” means the Index Closing Level on the Loss Rebalancing Valuation Date.

“Loss Rebalancing Reset Date” means the first Index Business Day immediately following a Loss Rebalancing Valuation Date, subject to adjustment as described under “— Market Disruption Event.”

“Loss Rebalancing Valuation Date” means:

(a)           if a Loss Rebalancing Event occurs at or prior to 3:15 p.m. on an Index Business Day, the day that such Loss Rebalancing Event occurs, subject to adjustment as described under “— Market Disruption Event”;

(b)           if a Loss Rebalancing Event occurs after 3:15 p.m. on an Index Business Day, the first Index Business Day following the occurrence of such Loss Rebalancing Event, subject to adjustment as described under “— Market Disruption Event.”

Security Calculation Agent

UBS Securities LLC will act as the Security Calculation Agent. The Security Calculation Agent will be solely responsible for all determinations and calculations regarding the value of the Securities, including, among other things, at maturity or upon early redemption or call, or at other times, the Current Principal Amount, Current Indicative Principal Amount, intraday indicative value, Market Disruption Events, Business Days, Index Business Days, Exchange Business Days, the Index Factor, the Index Performance Ratio, the Index Valuation Level, the Financing Level, the Accrued Fees (including determining any successor to the LIBOR base rate), the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Redemption Fee Amount, the Cash Settlement Amount, if any, that we will pay you at maturity, the Coupon Ex-Dates, the Coupon Record Dates, the Redemption Amount, if any, that we will pay you upon redemption, if applicable, the Acceleration Amount that we will pay you upon acceleration, the Call Settlement Amount, if any, that we will pay you in the event that UBS calls the Securities, whether a Loss Rebalancing Event has occurred and whether any day is a Business Day, Index Business Day or an Exchange Business Day and all such other matters as may be specified elsewhere herein as matters to be determined by the Security Calculation Agent. The Security Calculation Agent will also be responsible for determining whether the Index has been discontinued and whether there has been a material change in the Index. The Security Calculation Agent will make all such determinations and calculations in its sole discretion, and absent manifest error, all determinations of the Security Calculation Agent will be conclusive for all purposes and binding on us, you, and all other persons having an interest in the Security, without liability on the part of the Security Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any determinations or calculations made by the Security Calculation Agent. We may appoint a different Security Calculation Agent from time to time without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity, call or acceleration, or upon early redemption, or on a Coupon Payment Date on or prior to 12:00 noon, New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, any Call Settlement Date, Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Redemption Amount and Redemption Fee Amount, if any, per Security, the Call Settlement Amount, if any, per Security, the Current Principal Amount, the Acceleration Amount, the Financing Level, and the Cash Settlement Amount, if any, per Security, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the Stated Principal Amount of the Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Security Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on November 3, November 4, November 5, November 6 and November 7, and there is a Market Disruption Event with respect to the Index on November 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on November 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on November 4, November 4, November 5, November 6 and November 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

To the extent a Market Disruption Event with respect to the Index has occurred or is continuing on the Redemption Valuation Date or any Monthly Valuation Date or Loss Rebalancing Valuation Date, the Index Closing Level for such Redemption Valuation Date, Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day on which a Market Disruption Event does not occur or is not continuing with respect to the Index. For example, if the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount, assuming that no such Market Disruption Event has occurred or is continuing on October 4.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date or any Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date, as applicable, occurring more than three Index Business Days following the day originally scheduled to be such final Averaging Date or such Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date. If a Market Disruption Event has occurred or is continuing with respect to the Index on the third Index Business Day following the date originally scheduled to be the final Averaging Date or any Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date, as applicable, the Security Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Index Business Day but for such Market Disruption Event. If any Monthly Valuation Date or Loss Rebalancing Valuation Date is postponed as described above, the succeeding Monthly Reset Date or Loss Rebalancing Reset Date will occur on the next Index Business Day following the postponed Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable.

An “Averaging Date” means each of the Index Business Days during a Measurement Period, subject to adjustment as described herein.

Any of the following will be a Market Disruption Event with respect to the Index, in each case as determined by the Security Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of Index Constituent Securities for trading in the Index Constituent Security, whether by reason of movements in price exceeding limits permitted by the Primary Exchange or otherwise;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to a material number of Index Constituent Securities in the primary market or markets for those contracts;

(c)           the Index is not published; or

(d)           in any other event, if the Security Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect as described in the section entitled “Use of Proceeds and Hedging”.

The following events will not be Market Disruption Events with respect to the Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Constituent Securities.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the Index or any Index Constituent Securities are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series B” above. If we exercise this right, the redemption price of the Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic positions.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

In addition to the default amount described below, we will also pay the Coupon Amount per Security, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment,” calculated as if the date of acceleration was the last Index Business Day in the Final Measurement Period and the four Index Business Days immediately preceding the date of acceleration were the corresponding Index Business Days in the accelerated Final Measurement Period, with the fourth Index Business Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Index Business Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series B, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series B” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars as determined by the Security Calculation Agent in its sole discretion, for the aggregate Stated Principal Amount of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five (5) Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five (5) Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index or Termination of Our License Agreement with the Index Sponsor; Alteration of Method of Calculation

If (i) the Index Sponsor or Index Calculation Agent discontinue publication of, or otherwise fails to publish, the Index, (ii) our license agreement with the Index Sponsor terminates or (iii) the Index Sponsor or Index Calculation Agent does not make the Index Constituent Securities and/or their unit weighting available to the Security Calculation Agent, and, in each case, any other person or entity publishes an index licensed to UBS that the Security Calculation Agent determines is comparable to the Index and for which the Index Constituent Securities and/or their unit weighting are available to the Security Calculation Agent (such index being referred to herein as a “successor index”), and the Security Calculation Agent approves such index as a successor index, then the Security Calculation Agent will determine the Index Closing Level on the applicable dates of determination, Coupon Amounts and the amount payable at maturity, call, acceleration or upon early redemption and all other related payments terms by reference to such successor index.

Upon any selection by the Security Calculation Agent of a successor index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Sponsor or Index Calculation Agent discontinue publication of the Index, our license agreement with the Index Sponsor terminates or the Index Sponsor or Index Calculation Agent do not make the Index Constituent Securities and/or their unit weighting available to the Security Calculation Agent, prior to, and such discontinuation, termination or unavailability is continuing on the Calculation Date or any Index Business Day during a Measurement Period, or on the Redemption Valuation Date or on any Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, or on any other relevant date on which the Index Closing Level is to be determined and the Security Calculation Agent determines that no successor index is available at such time, or the Security Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on the Calculation Date or any Index Business Day during a Measurement Period, or on the Redemption Valuation Date or on any Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, or any other relevant date on which the Index Closing Level is to be determined, then the Security Calculation Agent will determine the Index Closing Level using the Index Closing Level on the last Index Business Day immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions. In such event, the Security Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

In addition, if an Index Replacement Event (as defined below) occurs at any time and the Index Sponsor or anyone else publishes an index that the Security Calculation Agent determines is comparable to the Index (the “Substitute Index”), then the Security Calculation Agent may elect, in its sole discretion, to permanently replace the original Index with the Substitute Index for all purposes under the Securities, and all provisions described herein as applying to the Index will thereafter apply to the Substitute Index instead. In such event, the Security Calculation Agent will make such adjustments, if any, to any level of the Index or Substitute Index that is used for purposes of the Securities as it determines are appropriate in the circumstances. If the Security Calculation Agent elects to replace the original Index with a Substitute Index, then the Security Calculation Agent will determine all amounts hereunder, including the Coupon Amounts, Current Principal Amount, Current Indicative Principal Amount, Index Factor, intraday indicative value, Accrued Fees, Index Closing Levels on the applicable dates of determination, all other related payment terms and the amount payable at maturity, call, or upon early redemption by reference to such Substitute Index. If the Security Calculation Agent so elects to replace the original Index with a Substitute Index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities of the Securities.

An “Index Replacement Event” means:

(a)           an amendment to or change (including any officially announced proposed change) in the laws, regulations or rules of the United States (or any political subdivision thereof), or any jurisdiction in which a Primary Exchange or Related Exchange (each as defined herein) is located that (i) makes it illegal for UBS AG or its affiliates to hold, acquire or dispose of the Index Constituent Securities included in the Index or options, futures, swaps or other derivatives on the Index or on the Index Constituent Securities included in the Index (including but not limited to exchange-imposed position limits), (ii) materially increases the cost to us, our affiliates, third parties with whom we transact or similarly situated third parties in performing our or their obligations in connection with the Securities, (iii) has a material adverse effect on any of these parties’ ability to perform their obligations in connection with the Securities or (iv) materially affects our ability to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(b)           any official administrative decision, judicial decision, administrative action, regulatory interpretation or other official pronouncement interpreting or applying those laws, regulations or rules that is announced on or after October 24, 2019 that (i) makes it illegal for UBS AG or its affiliates to hold, acquire or dispose of the Index Constituent Securities included in the Index or options, futures, swaps or other derivatives on the Index or on the Index Constituent Securities (including but not limited to exchange-imposed position limits), (ii) materially increases the cost to us, our affiliates, third parties with whom we transact or similarly situated third parties in performing our or their obligations in connection with the Securities, (iii) has a material adverse effect on the ability of us, our affiliates, third parties with whom we transact or a similarly situated third party to perform our or their obligations in connection with the Securities or (iv) materially affects our ability to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(c)           any event that occurs on or after October 24, 2019 that makes it a violation of any law, regulation or rule of the United States (or any political subdivision thereof), or any jurisdiction in which a Primary Exchange or Related Exchange (each as defined herein) is located, or of any official administrative decision, judicial decision, administrative action, regulatory interpretation or other official pronouncement interpreting or applying those laws, regulations or rules, (i) for UBS AG or its affiliates to hold, acquire or dispose of the Index Constituent Securities or options, futures, swaps or other derivatives on the Index or on the Index Constituent Securities (including but not limited to exchange-imposed position limits), (ii) for us, our affiliates, third parties with whom we transact or similarly situated third parties to perform our or their obligations in connection with the Securities or (iii) for us to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(d)           any event, as determined by the Security Calculation Agent, as a result of which we or any of our affiliates or a similarly situated party would, after using commercially reasonable efforts, be unable to, or would incur a materially increased amount of tax, duty, expense or fee (other than brokerage commissions) to, acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction or asset it deems necessary to hedge the risk of the Securities, or realize, recover or remit the proceeds of any such transaction or asset; or

(e)           as determined by the Security Calculation Agent, the primary exchange or market for trading for the Securities, if any, announces that pursuant to the rules of such exchange or market, as applicable, the Securities cease (or will cease) to be listed, traded or publicly quoted on such exchange or market, as applicable, for any reason and are not immediately re-listed, re-traded or re-quoted on an exchange or quotation system located in the same country as such exchange or market, as applicable.

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the Index Closing Level of the Index or such successor index does not, in the opinion of the Security Calculation Agent, fairly represent the Index Closing Level of the Index or such successor index had such changes or modifications not been made, then the Security Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Security Calculation Agent, may be necessary in order to arrive at an Index Closing Level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the Security Calculation Agent will calculate the Index Closing Level for the Index or such successor index with reference to the Index or such successor index, as adjusted. The Security Calculation Agent will accordingly calculate the Index Closing Level, the Index Valuation Level, the Index Performance Ratio, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Redemption Fee Amount, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon early redemption, if applicable, the Call Settlement Amount, if any, that we will pay you in the event UBS calls the Securities, the Acceleration Amount that we will pay you in the event of an optional acceleration upon minimum indicative value, if applicable, the Loss Rebalancing Closing Level, if any, the Monthly Initial Closing Level and all related payment terms based on the Index Closing Level calculated by the Security Calculation Agent, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), which, in turn, causes the Index Closing Level of the Index or such successor index to be a fraction of what it would have been if there had been no such modification, then the Security Calculation Agent will make such calculations and adjustments in order to arrive at an Index Closing Level for the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

In the event that the Security Calculation Agent elects to replace the Index with a successor index or a Substitute Index, UBS may, in its sole discretion, amend the title of the Securities in order to remove reference the former Index and to make such other changes to the title of the Securities as it considers necessary or desirable to reflect the name and/or characteristics of the relevant successor index or Substitute Index, as applicable.

All determinations and adjustments to be made by the Security Calculation Agent may be made in the Security Calculation Agent’s sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity, call or acceleration, or upon early redemption, will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day or a New York Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Cash Settlement Amount at Maturity,” “— UBS’s Call Right” and “— Early Redemption at the Option of the Holders” above.

Reissuances or Reopened Issues

We may issue additional Securities without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series B” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate Stated Principal Amount of the outstanding Securities of the class. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

19. ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN due May 22, 2042

Principal Terms:

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

Initial Trade Date: May 22, 2012

Initial Settlement Date: May 25, 2012

Initial Term: 30 years, subject to your right to receive payment for your Securities upon redemption, acceleration upon minimum indicative value or exercise of the UBS Call Right, each as described below.

Stated Principal Amount: $25.00 per Security

Maturity Date: May 22, 2042, subject to adjustment

Coupon Payment Dates: The 15th Trading Day following each Coupon Valuation Date, commencing on July 23, 2012 (subject to adjustment). The final Coupon Payment Date will be the Maturity Date.

Initial Coupon Valuation Date: June 29, 2012

Underlying Index: The return on the Securities is linked to the performance of the Dow Jones U.S. Select Dividend IndexSM. The Index is designed to measure the performance of 100 stocks, selected by dividend yield, subject to screens for dividend-per-share growth rate, dividend payout ratio and average daily trading volume.

Annual Tracking Rate: 0.35% per annum

Financing Spread (component of the Financing Rate): 0.40% per annum

First Redemption Date: June 1, 2012

Final Redemption Date: May 15, 2042

First Call Settlement Date: The first date that UBS may exercise its Call Right is May 28, 2013.

Monthly Initial Closing Level for the Initial Calendar Month: 361.44, the Index Closing Level (as defined below) on the Initial Trade Date

Monthly Reset Dates: For each calendar month, the Monthly Reset Date is the first Trading Day of that month beginning on June 1, 2012 and ending on May 1, 2042, subject to adjustment.

Monthly Valuation Dates: For each Monthly Reset Date, the Monthly Valuation Date is the last Trading Day of the previous calendar month, beginning on May 31, 2012 and ending on April 30, 2042, subject to adjustment.

Index Sponsor and Calculation Agent: Dow Jones Indexes

Index Divisor: As of any date of determination, the divisor used by the Index Calculation Agent to calculate the level of the Index.

Listing: The Securities are listed on the NYSE Arca under the symbol “DVYL”.

Calculation Date: May 13, 2042, unless that day is not a Trading Day, in which case the Calculation Date will be the next Trading Day, subject to adjustment.

Index Symbol: DJDVP (Bloomberg); ..DJDVP (Thomson Reuters)

Intraday Indicative Value Symbol of the Securities: DVYLIV <INDEX> (Bloomberg); ^DVYL-IV (Yahoo! Finance)

CUSIP No. 90268G607

ISIN No. US90268G6070

Valuation of the Index and the Securities

Intraday Index Values

On each Trading Day, the Index Calculation Agent will calculate and publish the intraday indicative value of the relevant Index every 15 seconds during normal trading hours on Bloomberg L.P. (“Bloomberg”) or any other publicly available information provider specified in “Principal Terms” above under a ticker symbol identified in in “Principal Terms” above. The actual relevant Index Closing Level may vary, and on a cumulative basis over the term of any series of the Securities may vary significantly, from the intraday indicative value of the Index.

The intraday indicative calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The intraday indicative value of the relevant Index published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

Intraday Security Values

An intraday “indicative value” meant to approximate the expected trading value of each series of the Securities in a liquid market, will be calculated by the Index Calculation Agent specified in “Principal Terms” above and published to Bloomberg (based in part on information provided by such Index Calculation Agent) or any other publicly available information provider specified in “Principal Terms” above (or a successor) via the facilities on the Consolidated Tape Association under a symbol identified in “Principal Terms” above. In connection with your Securities, we use the term “indicative value” to refer to the value at a given time and date equal to (i) Current Principal Amount multiplied by the Index Factor calculated using the intraday indicative value of the relevant Index as of such time as the Index Valuation Level, plus (ii) assuming   such time and date is the Redemption Valuation Date, the Coupon Amount with respect to the Coupon Valuation Date if on such Redemption    Valuation Date the Coupon Ex-Date  with respect to such Coupon Amount has not yet occurred; plus (iii) the Stub Reference Distribution Amount, if any, as of such time and date, assuming such time and date is the Redemption Valuation Date, minus (iv) the Accrued Fees as of such time and date, assuming such time and date is the Redemption Valuation Date. The intraday indicative value calculation will be used to determine whether any series of the Securities will be accelerated, as discussed under “— Acceleration Upon Minimum Indicative Value”. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, or termination of your Securities, nor will it reflect hedging or other transactional costs, credit considerations, market liquidity or bid-offer spreads. The levels of the relevant Index provided by the Index Calculation Agent specified in “Principal Terms” above will not necessarily reflect the depth and liquidity of the relevant Index Constituent Securities. For this reason and others, the actual trading price of the Securities of any series may be different from their indicative value. The calculation of the intraday indicative value shall not constitute a recommendation or solicitation to conclude a transaction at the level stated, and should not be treated as giving investment advice.

The publishing of the intraday indicative value of any series of the Securities by Bloomberg or any other publicly available information provider specified in “Principal Terms” above may occasionally be subject to delay or postponement. The actual trading price of any series of the Securities may be different from their intraday indicative value. The intraday indicative value of any series of the Securities published at least every 15 seconds during the NYSE Arca’s Core Trading Session, which is currently from 9:30 a.m. to 4:00 p.m., New York City time, will be based on the intraday indicative values of the relevant Index, and may not be equal to the payment at maturity or call, or upon early redemption or acceleration.

These intraday indicative value calculations will be prepared as of a particular time and date and will therefore not reflect subsequent changes in market values or prices or in any other factors relevant to their determination.

Split or Reverse Split of the Securities

Should the Current Principal Amount of any series of Securities on any Trading Day be above $100.00, we may, but are not obligated to, initiate a 4-for-1 split of your Securities. Should the Current Principal Amount on any Trading Day be below $10.00, we may, but are not obligated to, initiate a 1-for-4 reverse split of your Securities. If the Current Principal Amount of a series of Securities is greater than $100.00 or below $10.00 on any Trading Day, and we decide to initiate a split or reverse split, as applicable, such date shall be deemed to be the “announcement date”, and we will issue a notice to holders of the relevant Securities and press release announcing the split or reverse split, specifying the effective date of the split or reverse split.

If the Securities undergo a split, we will adjust the terms of the Securities accordingly. If the Securities undergo a 4:1 split, every investor who holds a Security via The Depository Trust Company (“DTC”) on the relevant record date will, after the split, hold four Securities, and adjustments will be made as described below. The record date for the split will be the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be divided by four to reflect the 4:1 split of your

Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

In the case of a reverse split, we reserve the right to address odd numbers of Securities (commonly referred to as “partials”) in a manner determined by us in our sole discretion. If the Securities undergo a 1:4 reverse split, every investor who holds four Securities via DTC on the relevant record date will, after the reverse split, hold only one Security and adjustments will be made as described below. The record date for the reverse split will be on the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be multiplied by four to reflect the 1:4 reverse split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The reverse split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

Holders who own a number of Securities on the record date that is not evenly divisible by four will receive the same treatment as all other holders for the maximum number of Securities they hold which is evenly divisible by four, and we will have the right to compensate holders for their remaining or “partial” Securities in a manner determined by us in our sole discretion. Our current intention is to provide holders with a cash payment for their partials on the 17th Business Day following the announcement date in an amount equal to the appropriate percentage of the closing indicative value of the reverse split-adjusted Securities on the 14th Business Day following the announcement date. For example, a holder who held 23 Securities via DTC on the record date would receive five post-reverse split Securities on the immediately following Business Day, and a cash payment on the 17th Business Day following the announcement date that is equal to 3/4ths of the Current Principal Amount of the reverse split-adjusted Securities on the 14th Business Day following the announcement date.

General Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described under “Medium-Term Notes, Series A” above. The terms described here supplement those described in “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each monthly Coupon Payment Date you may receive an amount in cash equal to the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

If the Reference Distribution Amount on such Coupon Valuation Date is zero, you will not receive any Coupon Amount on the related Coupon Payment Date. The final Coupon Amount will be included in the Cash Settlement Amount at maturity if on the Calculation Date the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Reference Distribution Amount” is (i) as of the first Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the Initial Trade Date to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of such securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Reference Distribution Amount in the manner described in “Principal Terms” above. Cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment of Additional Amounts”.

The “Coupon Payment Date” means the 15th Trading Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date.

The “Coupon Record Date” means the ninth Trading Day following each Coupon Valuation Date.

The “Coupon Valuation Date”, unless specified otherwise in “Principal Terms” above, means the 30th of each month, and the 28th day of February, of each calendar year during the term of the Securities or if such date is not a Trading Day, then the first Trading Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date.

The “Coupon Ex-Date”, with respect to a Coupon Amount, means the first Trading Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Trading Day prior to the applicable Coupon Record Date.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index Constituent Security equal to two times (i) the published unit weighting of that security as of that date, as described in “Principal Terms” above, divided by (ii) the product of (a) the “Index Divisor” specified in “Principal Terms” above as of that date, and (b) the Monthly Initial Closing Level divided by the Current Principal Amount.

“record date” means, with respect to a distribution on a relevant Index Constituent Security, the date on which a holder of such security must be registered as a unitholder of such security in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on a relevant Index Constituent Security, the first Business Day on which transactions in such security trade on the primary exchange or market of trading for such security without the right to receive such distribution.

Coupon Amounts will be paid in U.S. dollars, and will be subject to exchange rate risk if the cash distributions paid on the Index Constituent Securities are paid in non-U.S. dollar currencies. See “Risk Factors — The Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount may be subject to exchange rate risk”. Coupon Amounts may also be reduced in the event of withholding taxes imposed by the taxing authority of the applicable Index Constituent on the cash distributions on the Index Constituent Securities and for any fees related to such cash distributions. See “Risk Factors — The calculation of the Reference Distribution Amount and Stub Reference Distribution Amount may have to take into account withholding taxes and applicable fees, consequently reducing the Coupon Amount”.

Cash Settlement Amount at Maturity

The “Maturity Date” for each series of Securities will be the third Trading Day after the last Trading Day in the applicable Measurement Period, which we refer to in this section “— Cash Settlement Amount at Maturity” as the “Final Measurement Period”. The scheduled Maturity Date will be identified in “Principal Terms” above.

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to (a) the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the Final Measurement Period, plus (b) the final Coupon Amount if on such last Trading Day the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, plus (c) the Stub Reference Distribution Amount as of such last Trading Day, if any, minus (d) the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Cash Settlement Amount”.

If the amount calculated above is less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees in order for you to receive an aggregate amount over the term of the Securities of any series equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity.

The “Stub Reference Distribution Amount” as of the last Trading Day in the applicable Measurement Period or as of the Redemption Valuation Date, as applicable, is an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if such Redemption Valuation Date or the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from but excluding, the Initial Trade Date) to, and including, such last Trading Day of such Measurement Period or such Redemption Valuation Date, as applicable;  provided that, for the purpose of calculating the Stub Reference Distribution Amount as of such last Trading Day of such Measurement Period, the Reference Holder will be deemed to hold on each Trading Day in such Measurement Period ((t-d)/t) of the shares of such securities it would otherwise hold on each of the Trading Days in such Measurement Period beginning on the second Trading Day in such Measurement Period until and including the final Trading Day in such Measurement Period. For purposes of this definition, d = the number of Trading Days that have occurred in the applicable Measurement Period. For purposes of this definition, “t” equals the number of Trading Days in “Principal Terms” above. Such cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer – Payment of Additional Amounts”. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Stub Reference Distribution Amount in the manner described in “Principal Terms” above.

The Accrued Fees will be calculated as of the last Trading Day in the Final Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

On the Initial Trade Date, the Accrued Financing Charge for each Security will be $0.

The “Accrued Financing Charge” as of the last Trading Day in the Final Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Accrued Tracking Fee” as of the last Trading Day in the Final Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such last Trading Day and the denominator of which is 365.

The “Annual Tracking Fee” is, as of any date of determination, an amount per Security equal to the product of (i) the Annual Tracking Rate and (ii) the Current Indicative Value as of the immediately preceding Trading Day.

The “Annual Tracking Rate” is a per annum rate described in “Principal Terms” above.

The “Current Indicative Value” is, as determined by the Calculation Agent as of any date of determination, an amount per Security of any series equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, calculated using the Index Closing Level on such date as the Index Valuation Level.

The “Principal Amount” of each Security is $25.00. Each series of the Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Principal Amount.

For the Initial Calendar Month, the Current Principal Amount will equal $25.00 per Security of the applicable series. For each subsequent calendar month, the Current Principal Amount for each Security of that series will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date — Accrued Fees on the applicable Monthly Valuation Date

If any series of the Securities undergoes a split or reverse split, the Current Principal Amount of that series will be adjusted accordingly.

For each calendar month, the “Monthly Reset Date” is the first Trading Day of the month specified in “Principal Terms” above, subject to adjustment as described under “— Market Disruption Event”;  provided, however, that no Monthly Reset Date will occur on or after the Call Valuation Date or the Acceleration Date.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Trading Day of the previous calendar month subject to adjustment as described under “— Market Disruption Event”. The Monthly Valuation Date specified in “Principal Terms” above.

The Index Factor will be calculated as follows:

1 + (2 × Index Performance Ratio)

The Index Performance Ratio on any Monthly Valuation Date, any Redemption Valuation Date, or as of the last Trading Day in the Final Measurement Period, as applicable, will be:

Index Valuation Level — Monthly Initial Closing Level
Monthly Initial Closing Level

The “Index Valuation Level” will equal the arithmetic mean of the Index Closing Levels measured on each Trading Day during the Final Measurement Period, or the Index Closing Level on any Monthly Valuation Date or any Redemption Valuation Date, as determined by the Calculation Agent, provided that if the Redemption Valuation Date falls in the Final Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/t times (b) (i) the sum of the Index Closing Levels on each Trading Day from, and including, the Call Valuation Date, Acceleration Date or the Calculation Date, as applicable, to, but excluding, the date of determination, plus (ii) the number of Trading Days from and including the date of determination to and including the last Trading Day in such Measurement Period, times the Index Closing Level on such date of determination. For purposes of this definition, “t” equals the number of Trading Days in the Final Measurement Period.

The “Monthly Initial Closing Level” for the Initial Calendar Month is specified in “Principal Terms” above and will be the Index Closing Level on the applicable Initial Trade Date. For each subsequent calendar month, the Monthly Initial Closing Level on the Monthly Reset Date will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month.

The “Index Closing Level” is, for any series of the Securities, the closing level of the relevant Index as reported on Bloomberg and any other publicly available information provider specified in in “Principal Terms” above; provided, however, that if the Index Closing Level as reported on Bloomberg (or any successor) differs from the Index Closing Level as reported on such other information provider (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

The “Index Calculation Agent” will be the entity that calculates the level of the relevant Index and is specified in “Principal Terms” above.

The “Calculation Date” is specified in “Principal Terms” above.

The “Current Indicative Value”, as determined by the Calculation Agent as of any date of determination, is an amount per Security equal to the product of (i) the Current Principal Amount and (ii) the Index Factor of such date, using the Index Closing Level of such date as the Index Valuation Level.

Unless specified otherwise in “Principal Terms” above, “Trading Day” means any day on which (i) the value of the relevant Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the Index Constituent Securities in the relevant Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Early Redemption at the Option of the Holders

You may elect to require UBS to redeem your Securities, subject to a minimum redemption amount of at least 50,000 Securities of the same series. If you elect to have your Securities redeemed and have done so under the redemption procedures described below under “— Redemption Procedures”, you will receive payment for your Securities on the Redemption Date. The first and final Redemption Dates are specified in in “Principal Terms” above. For any early redemption, the applicable “Redemption Valuation Date” means the first Trading Day following the date on which you deliver a redemption notice to UBS in compliance with the redemption procedures. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities of the same series; however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities of any series. Any such reduction will be applied on a consistent basis for all holders of the Securities of the affected series at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the corresponding Redemption Valuation Date or, if such day is not a Business Day, the next following Business Day (the “Redemption Date”). In addition, if a call notice has been issued or if acceleration has been triggered, in each case with respect to any series of the Securities, the last Redemption Valuation Date for that series of Securities will be the fifth Trading Day prior to the Call Settlement Date or the Acceleration Settlement Date, as applicable. Any applicable Redemption Valuation Date is subject to adjustment as described under “— Market Disruption Event”.

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures”, for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the applicable Redemption Valuation Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding such Redemption Valuation Date if on that Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such Redemption Valuation Date, if any, minus

(d)           the Accrued Fees as of such Redemption Valuation Date, minus

(e)           the Redemption Fee.

We refer to this cash payment as the “Redemption Amount”.

If the amount calculated above is less than zero, the payment upon early redemption will be zero. We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

You may lose some or all of your investment upon early redemption. Because the Accrued Fees and the Redemption Fee reduce your final payment, the monthly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and the Redemption Fee, if applicable, less any Coupon Amounts and any Stub Reference Distribution Amount as of the Redemption Valuation Date, if any, in order for you to receive an aggregate amount over the term of the Securities equal to your initial investment in the Securities. If the monthly compounded leveraged return of the Index is insufficient to offset such a negative effect or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon early redemption.

The Accrued Fees will be calculated as of any Redemption Valuation Date as the sum of (i) the Accrued Tracking Fee as of such date and (ii) the Accrued Financing Charge as of such date.

The “Accrued Tracking Fee” as of any Redemption Valuation Date is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such Redemption Valuation Date, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), and the denominator of which is 365.

The “Accrued Financing Charge” as of any Redemption Valuation Date is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Redemption Fee” means, as of any date of determination for a series of Securities, an amount per Security equal to the product of (a) 0.125%, (b) the Current Principal Amount and (c) the Index Factor as of the applicable Redemption Valuation Date.

We discuss these matters in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Redemption and Payment”.

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner. Any series of Securities may trade at, above, or below its indicative value.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

  deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Trading Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a confirmation of redemption;
  deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;
  instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and
  cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

•         Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities of any series upon not less than eighteen calendar days’ prior notice to the holders of the Securities of that series, such redemption to occur on any Trading Day specified in “Principal Terms” above through and including the Maturity Date specified in “Principal Terms” above. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the applicable Measurement Period, which we refer to in this section “— UBS’s Call Right” as the “Call Measurement Period”, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Call Settlement Amount”.

If the amount calculated above is less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

If UBS issues a call notice on any Trading Day, the “Call Valuation Date” will be the fifth Trading Day following the Trading Day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Trading Day in the Call Measurement Period.

The holders will receive payment for their Securities on a date that is at least three, but not greater than six, Trading Days following the last Trading Day in the Call Measurement Period (the “Call Settlement Date”). We will inform you of such Call Settlement Date in the call notice. If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event”.

You may lose some or all of your investment at call. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the

Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at call.

The Accrued Fees will be calculated as of the last Trading Day in the Call Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Accrued Tracking Fee” as of the last Trading Day in the Call Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day, and the denominator of which is 365.

The “Accrued Financing Charge” as of last Trading Day in the Call Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day, times (ii) the Financing Rate as of such date, divided by (b) 360.

Acceleration Upon Minimum Indicative Value

If, at any time, the indicative value for any series of the Securities on any Trading Day (1) equals $5.00 or less or (2) decreases 60% in value from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date (each such day, an “Acceleration Date”), all issued and outstanding Securities of that series will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value of that series would later exceed $5.00 or would increase from the -60% level on such Acceleration Date or any subsequent Trading Day during the applicable Measurement Period, which we refer to in this section “— Acceleration Upon Minimum Indicative Value” as the “Acceleration Measurement Period”) for a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day of the Acceleration Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Acceleration Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Acceleration Amount”. If the minimum indicative value threshold of any series of Securities has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the that series of Securities.

You may lose some or all of your investment upon an acceleration upon minimum indicative value. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon an acceleration upon minimum indicative value.

The Accrued Fees will be calculated as of any date of determination for any series of Securities as the sum of (i) the Accrued Tracking Fee as of the last Trading Day of the Acceleration Measurement Period and (ii) the Accrued Financing Charge as of the last Trading Day of the Acceleration Measurement Period.

The “Accrued Tracking Fee” as of the last Trading Day of the Acceleration Measurement Period will be an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day or if the Acceleration occurs prior to the first initial Monthly Valuation Date, the period from but excluding the Initial Trade Date), as applicable, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Trading Day of the Acceleration Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Levels as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day (or if the Acceleration Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Acceleration Settlement Date” will be the third Trading Day following the last Trading Day of the Acceleration Measurement Period.

Subject to the prior verification by the Calculation Agent that the indicative value of $5.00 or less was accurately calculated by the Index Calculation Agent or that the decrease of 60% from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date was accurately calculated by the Index Calculation Agent, as applicable, and in each case with respect to a series of Securities, UBS must provide notice to the holders of that series of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the intraday indicative value of the Securities is calculated see “Valuation of the Index and the Securities”.

Calculation Agent

UBS Securities LLC will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Index Valuation Level, the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Accrued Financing Charge, the Financing Level, the Financing Rate, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Tracking Fee, the Annual Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, that we will pay you upon redemption, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant Index levels calculated by the Calculation Agent, as adjusted, the Coupon Ex-Dates, the Coupon Record Dates, the Coupon Amount, and whether any day is a Business Day or Trading Day. The Calculation Agent will also calculate any foreign exchange calculations necessary to determine the Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount in the event that cash distributions on the relevant Index Constituent Securities are made in non-U.S. dollar currencies. The Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the relevant Index has been discontinued and whether there has been a material change in the relevant Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent for any series of the Securities and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent for any series of the Securities from time to time without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption or acceleration, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, the Call Settlement Date, the Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Accrued Tracking Fee, the Accrued Financing Charge, the Redemption Amount and Redemption Fee, if any, per Security for any series of Securities, the Call Settlement Amount, if any, per Security for any series of Securities, the Acceleration Amount, if any, per Security for any series of Securities, and the Cash Settlement Amount, if any, per Security for any series of Securities, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., ..76545 would be rounded up to .7655);  and all dollar amounts paid on the aggregate principal amount of such Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the relevant Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the relevant Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the relevant Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

If the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount. If a Market Disruption Event occurs on any Monthly Valuation Date, the Index Closing Level for such Monthly Valuation Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date, Monthly Valuation Date or the Redemption Valuation Date, as applicable, occurring more than three Trading Days following the day originally scheduled to be such final Averaging Date, Monthly Valuation Date or Redemption Valuation Date. If the third Trading Day following the date originally scheduled to be the final Averaging Date, Monthly Valuation Date or Redemption Valuation Date, as applicable, is not a Trading Day or a Market Disruption Event has occurred or is continuing with respect to the relevant Index on such third Trading Day, the Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Trading Day but for such Market Disruption Event. If any Monthly Valuation Date is postponed as described above, the succeeding Monthly Reset Date will occur on the next Trading Day following the postponed Monthly Valuation Date.

An “Averaging Date” means each of the Trading Days during any Measurement Period, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the relevant Index, the Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a Market Disruption Event with respect to the relevant Index, in each case as determined by the Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of the Index Constituent Securities for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the relevant Index or to a material number of Index Constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the relevant Index is not published; or

(d)           in any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect.

The following events will not be Market Disruption Events with respect to the relevant Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the relevant Index or any Index Constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the relevant Index or any Index Constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Discontinuance of or Adjustments to the Relevant Index;  Alteration of Method of Calculation

If the Index Calculation Agent or another entity that publishes the Index (such other entity to be named in the in “Principal Terms” above) discontinues publication of or otherwise fails to publish the relevant Index, and the Index Calculation Agent or such other entity publishes a successor or substitute index that the Calculation Agent determines to be comparable to the discontinued relevant Index (such index being referred to herein as a “Successor Index”), then the Index Closing Level for such Successor Index will be determined by the Calculation Agent by reference to the Successor Index on the dates and at the times as of which the Index Closing Levels for such Successor Index are to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Calculation Agent discontinues publication of the relevant Index prior to, and such discontinuation is continuing on any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined and the Calculation Agent determines that no Successor Index is available at such time, or the Calculation Agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to, and such discontinuation is continuing on, any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined, then the Calculation Agent will determine the Index Closing Level using the closing level and published share weighting of each Index Constituent Security included in the relevant Index or Successor Index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions as described in the description of the relevant Index included in in “Principal Terms” above. In such event, the Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the relevant Index or Successor Index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the relevant Index or a Successor Index, or the value thereof, is changed in a material respect, or if the relevant Index or a Successor Index is in any other way modified so that the level of the relevant Index or such Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of the relevant Index or such Successor Index had such changes or modifications not been made, then the Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the relevant Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the levels for the relevant Index or such Successor Index with reference to the relevant Index or such Successor Index, as adjusted. The Calculation Agent will accordingly calculate the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Financing Level, the Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon redemption, if applicable, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant index levels calculated by the Calculation Agent, as adjusted. Accordingly, if the method of calculating the relevant Index or a Successor Index is modified so that the level of the relevant Index or such Successor Index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the relevant Index), which, in turn, causes the level of the relevant Index or such Successor Index to be a fraction of what it would have been if there had been no such modification, then the Calculation Agent will make such calculations and adjustments in order to arrive at a level for the relevant Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Redemption Price Upon Optional Tax Redemption

We have the right to redeem any series of the Securities in the circumstances described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Optional Tax Redemption”. If we exercise this right, the redemption price of that series of the Securities will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of any series of the Securities is accelerated, we will pay the default amount in respect of the principal of the that series of Securities at maturity. We describe the default amount below under “— Default Amount”.

In addition to the default amount described below, we will also pay the Coupon Amount per Security of the accelerated series, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment”, calculated as if the date of acceleration was the last Trading Day in the last applicable Measurement Period prior to the Maturity Date and the four Trading Days immediately preceding the date of acceleration were the corresponding Trading Days in such accelerated Measurement Period, with the fourth Trading Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Trading Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series A are entitled to take any action under the indenture, we will treat the outstanding principal amount of each series of Securities as the outstanding principal amount of the Medium-Term Notes, Series A constituted by that series of Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Medium-Term

Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series A, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series A, accelerating the maturity of the Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants”.

Default Amount

The default amount for any series of the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities of the accelerated series. That cost will equal:

  the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

•         During the default quotation period for the Securities of the accelerated series, which we describe below, the holders of that series of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

  no quotation of the kind referred to above is obtained, or every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

•         If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

•         In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•         A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•         P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption or acceleration will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities”.

Modified Business Day

As described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Payment When Offices Are Closed”, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date.

Defeasance

Neither full defeasance nor covenant defeasance, as described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance”, will apply to the Securities.

Reissuances or Reopened Issues

We may issue additional Securities in amounts that exceed the amount specified in “ Principal Terms” above at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Amounts That We May Issue”.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities of any series and will have the same CUSIP number and will trade interchangeably with that series of the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

20. ETRACS 2xMonthly Leveraged Alerian MLP Infrastructure Index ETN Series B
due February 12, 2046

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of UBS AG debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described under “Medium-Term Notes, Series B” above. The terms described here supplement those described in “Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

These Securities are part of a single series of senior debt securities issued under our indenture, dated as of June 12, 2015 between us and U.S. Bank Trust National Association, as trustee.

We describe the terms of the Securities in more detail below.

Principal Amount: $150,000,000

Issuer: UBS AG (London Branch)

The Stated Principal Amount of each Security is $25.00.

The Securities do not guarantee any return of principal at, or prior to, maturity, call or acceleration, or upon early redemption. Instead, at maturity, you will receive a cash payment per Security the amount of which will vary depending on the performance of the Index and will be reduced by the Accrued Tracking Fee and the Accrued Financing Charges as of the last Index Business Day in the Final Measurement Period as described under “— Cash Settlement Amount at Maturity.” If the amount as calculated is equal to or less than zero, the Cash Settlement Amount will be zero and you will not receive a cash payment.

If you exercise your right to have us redeem your Securities, subject to compliance with the redemption procedures, for each Security you will receive a cash payment per Security on the relevant Redemption Date equal the Redemption Amount as described under “— Early Redemption at the Option of the Holders.” If the amount as calculated is equal to or less than zero, the Redemption Amount will be zero and you will not receive a cash payment.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each Coupon Payment Date you will receive an amount in cash equal to the difference between the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, and the Accrued Tracking Fee, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

To the extent the Reference Distribution Amount on any Coupon Valuation Date is equal to or less than the Accrued Tracking Fee on the corresponding Coupon Valuation Date, there will be no Coupon Amount payment made on the corresponding Coupon Payment Date, and an amount equal to the difference between the Accrued Tracking Fee and the Reference Distribution Amount (the “Tracking Fee Shortfall”) will be included in the Accrued Tracking Fee for the next Coupon Valuation Date. This process will be repeated to the extent necessary until the Reference Distribution Amount for a Coupon Valuation Date is greater than the Accrued Tracking Fee for the corresponding Coupon Valuation Date. The final Coupon Amount will be included in the Cash Settlement Amount if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Coupon Payment Date” means the fifteenth (15th) Index Business Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date, subject to adjustment as described herein. The first Coupon Payment Date will be April 20, 2016, subject to adjustment as provided herein.

The “Coupon Record Date” means the ninth Index Business Day following each Coupon Valuation Date.

The “Coupon Ex-Date,” with respect to a Coupon Amount, means the first Exchange Business Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Exchange Business Day prior to the applicable Coupon Record Date.

The “Coupon Valuation Date” means the 30th of March, June, September and December of each calendar year during the term of the Securities or if such date is not an Index Business Day, then the first Index Business Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date, subject to adjustment described herein. The first Coupon Valuation Date will be March 30, 2016.

The “Reference Distribution Amount” means (i) as of the first Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any Index Constituent Security, for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the Initial Trade Date to, and including, the first Coupon Valuation Date; (ii) as of any other Coupon Valuation Date (other than the Calculation Date), an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any Index Constituent Security for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date to, and including, such Coupon Valuation Date; and (iii) as of the Calculation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any Index Constituent Security for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date to, but excluding, the Calculation Date.

Notwithstanding the foregoing, with respect to cash distributions for an Index Constituent Security which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index Constituent Security fails to pay the distribution to holders of such Index Constituent Security by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index Constituent Security equal to two times (i) the published unit weighting of that Index Constituent Security as of that date, divided by (ii) the product of (a) the Index Divisor as of that date, and (b) the Monthly Initial Closing Level or Loss Rebalancing Closing Level, whichever is more recent, divided by the Current Principal Amount.

“record date” means, (i) with respect to a distribution on an Index Constituent Security, the date on which a holder of the Index Constituent Security must be registered as a unitholder of such Index Constituent Security in order to be entitled to receive such distribution and (ii) with respect to any split or reverse split, the tenth Business Day after the announcement date.

“ex-dividend date” means, with respect to a distribution on an Index Constituent Security, the first Business Day on which transactions in such Index Constituent Security trade on the Primary Exchange without the right to receive such distribution.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banking institutions in The City of New York, generally, are authorized or obligated by law, regulation or executive order to close.

The “Annual Tracking Fee” means, as of any date of determination, an amount per Security equal to the product of (i) 0.85% per annum times (ii) the Current Indicative Value as of the immediately preceding Index Business Day.

The “Accrued Tracking Fee” is an amount equal to:

(1)           with respect to the first Coupon Valuation Date, an amount equal to the product of

(a)           the Annual Tracking Fee as of the first Coupon Valuation Date and

(b)           a fraction, the numerator of which is the total number of calendar days from, but excluding, the Initial Trade Date to, and including, the first Coupon Valuation Date, and the denominator of which is 365; and

(2)           with respect to any Coupon Valuation Date other than the first Coupon Valuation Date, an amount equal to

(a)           the product of

(i)            the Annual Tracking Fee calculated as of such Coupon Valuation Date and

(ii)           a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Coupon Valuation Date to, and including, such Coupon Valuation Date, and the denominator of which is 365, plus

(b)           the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date. If there is a Tracking Fee Shortfall on the last Coupon Valuation Date, it will be taken into account in determining the Cash Settlement Amount, as described below.

The “Current Indicative Value,” as determined by the Security Calculation Agent, means, as of any date of determination, an amount per Security equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, using the Index Closing Level as of such date as the Index Valuation Level.

Cash Settlement Amount at Maturity

The “Maturity Date” is February 12, 2046, which will be the third Business Day following the last Index Business Day in the Final Measurement Period, subject to adjustment as described below under “— Market Disruption Event.”

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Final Measurement Period, plus

(b)           the final Coupon Amount, if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, minus

(c)           the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period, minus

(d)           the Accrued Financing Charges as of the last Index Business Day in the Final Measurement Period, plus

(e)           the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any.

We refer to this cash payment as the “Cash Settlement Amount.”

If the amount so calculated is equal to or less than zero, the payment at maturity will be zero.

The following graphic illustrates the formula to determine the Cash Settlement Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Final Coupon Amount	–	Accrued Tracking Fee	–	Accrued Financing Charges	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment at maturity. The combined negative effect of the Accrued Tracking Fee and Accrued Financing Charges will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Tracking Fee and the Accrued Financing Charges (less any final Coupon Amount, any Stub Reference Distribution Amount and/or Adjusted Coupon Amount, as applicable, you may be entitled to receive as of the last Index Business Day in the Final Measurement Period), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment at maturity.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right and, upon the occurrence of an acceleration event, the Securities will be automatically accelerated and mandatorily redeemed. See “Specific Terms of the Securities — UBS’s Call Right” and “Specific Terms of the Securities — Acceleration Upon Minimum Indicative Value”.

The Stated Principal Amount of each Security is $25. The Securities may be issued and sold over time at then-current market prices which may be significantly higher or lower than the Stated Principal Amount.

The Current Principal Amount for the period from the Initial Settlement Date to February 29, 2016 (such period, the “initial calendar month”) will equal $25.00 per Security (unless a Loss Rebalancing Event occurs during the initial calendar month). For each subsequent calendar month, the Current Principal Amount for each Security will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date – Accrued Financing Charges on the applicable Monthly Valuation Date

In the event of a Loss Rebalancing Event, the Current Principal Amount will be reset on the applicable Loss Rebalancing Reset Date as described below under “— Loss Rebalancing Events”.

If a day that would otherwise be a Monthly Reset Date falls within the Final Measurement Period, Call Measurement Period or Acceleration Valuation Period, as applicable, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates will occur during the term of the Securities.

If the Securities undergo a split or reverse split, the Current Principal Amount will be adjusted accordingly.

For each calendar month, the “Monthly Reset Date” is the first Exchange Business Day of that month beginning on March 1, 2016 and ending on February 1, 2046, subject to adjustment as described under “— Market Disruption Event.” If a day that would otherwise be a Monthly Reset Date falls within the Final Measurement Period, Call Measurement Period or Acceleration Valuation Period, as applicable, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates will occur during the term of the Securities.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Exchange Business Day of the previous calendar month beginning on February 29, 2016 and ending on January 31, 2046, subject to adjustment as described under “— Market Disruption Event.” If a day that would otherwise be a Monthly Reset Date falls within the Final Measurement Period, Call Measurement Period or Acceleration Valuation Period, as applicable, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates or Monthly Valuation Dates will occur during the term of the Securities.

The “Index Factor” is: 1 + (2 × Index Performance Ratio)

The “Index Performance Ratio” may be calculated on multiple dates of determination during any applicable calendar month. The formula used to calculate the Index Performance Ratio on any date of determination depends on the number of Loss Rebalancing Events that have occurred in the applicable calendar month.

If no Loss Rebalancing Events have occurred in the applicable calendar month, then on any Index Business Day during the Final Measurement Period, the Acceleration Valuation Period or the Call Measurement Period, or on the Monthly Valuation Date, any Redemption Valuation Date, the first Loss Rebalancing Valuation Date of the applicable calendar month or any other date of determination, as applicable, the Index Performance Ratio will be equal to:

Index Valuation Level – Monthly Initial Closing Level
Monthly Initial Closing Level

where the “Monthly Initial Closing Level” for the initial calendar month is 367.95, the Index Closing Level on February 8, 2016. For each subsequent calendar month, the Monthly Initial Closing Level will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month. For example, the Monthly Initial Closing Level for March 2016 will equal the Index Closing Level on February 29, 2016, subject to adjustment. If a day that would otherwise be a Monthly Reset Date falls within the Final Measurement Period, Call Measurement Period or Acceleration Valuation Period, as applicable, then the Current Principal Amount will not be reset on such date and the Monthly Initial Closing Level for the then-current calendar month will remain the same as it was for the immediately preceding calendar month.

If one or more Loss Rebalancing Events have occurred during the applicable calendar month, then on any Index Business Day during the Final Measurement Period, the Acceleration Valuation Period or the Call Measurement Period, or on the Monthly Valuation Date, any Redemption Valuation Date, on each Loss Rebalancing Valuation Date after the first Loss Rebalancing Valuation Date in the applicable calendar month or on any other date of determination, as applicable, the Index Performance Ratio will be equal to:

Index Valuation Level – the most recent Loss Rebalancing Closing Level the most recent Loss Rebalancing Closing Level

The “Index Closing Level” will equal the closing level of the Index on any date of determination, as reported on the NYSE and Bloomberg L.P.

The “Accrued Tracking Fee” as of the last Index Business Day in the Final Measurement Period is an amount equal to:

(a)           the product of

(i)            the Annual Tracking Fee calculated as of the last Index Business Day in the Final Measurement Period, and

(ii)           a fraction, the numerator of which is the total number of calendar days from, but excluding, the Calculation Date to, and including, the last Index Business Day in the Final Measurement Period, and the denominator of which is 365, plus

(b)           the Tracking Fee Shortfall as of the last Coupon Valuation Date, if any.

The “Index Valuation Level”, as determined by the Security Calculation Agent will equal the arithmetic mean of the Index Closing Levels measured on each Index Business Day during the applicable Measurement Period, or the Index Closing Level on any Monthly Valuation Date, Loss Rebalancing Valuation Date or Redemption Valuation Date, provided that if the Redemption Valuation Date falls in any Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/5 times (b) (i) the sum of the Index Closing Levels on each Index Business Day from, and including, the first Index Business Day of the applicable Measurement Period, to, and including, the date of determination, plus (ii) the number of Index Business Days from, but excluding, the date of determination to, and including, the last Index Business Day in such Measurement Period, times the Index Closing Level on such date of determination.

“Measurement Period” means the Final Measurement Period, Call Measurement Period or Acceleration Valuation Period, as applicable.

The “Financing Level” for each Security on the Initial Trade Date will equal $25. On any subsequent Monthly Valuation Date after the first Monthly Valuation Date or on any Loss Rebalancing Valuation Date, as applicable, the Financing Level for each Security will equal the Current Principal Amount.

On the Initial Trade Date, the Accrued Financing Charges for each Security will equal $0. On any subsequent Monthly Valuation Date, the Accrued Financing Charges for each Security will equal the product of (i) the Financing Level on the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent times (ii) the Financing Rate times (iii) the number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, to, and including, the then current Monthly Valuation Date divided by (iv) 360.

The Accrued Financing Charges as of the last Index Business Day in the Final Measurement Period, are an amount equal to the product of (i) the Financing Level on the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, times (ii) the Financing Rate times (iii) the number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, to, and including, such last Index Business Day in the Final Measurement Period divided by (iv) 360.

The Accrued Financing Charges seek to compensate UBS for providing investors with the potential to receive a leveraged participation in movements in the Index Closing Level and are intended to approximate the monthly financing costs that investors may have otherwise incurred had they sought to borrow funds at a similar rate from a third party to invest in the Securities.

The “Financing Rate” will equal 0.80% plus the London interbank offered rate (British Banker’s Association) for three-month deposits in U.S. Dollars, which is displayed on Reuters page LIBOR01 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks, as determined by the Security Calculation Agent), as of 11:00 a.m., London time, on the day that is two London business days prior to the immediately preceding Monthly Valuation Date. “London business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in London generally are authorized or obligated by law, regulation or executive order to close and is also a day on which dealings in U.S. dollars are transacted in the London interbank market.

The “Final Measurement Period” means the five Index Business Days from, and including, the Calculation Date, subject to adjustment as described under “— Market Disruption Event.”

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in the Final Measurement Period, the Call Measurement Period or the Acceleration Valuation Period, as applicable, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any Index Constituent Security, for those cash distributions whose “ex-dividend date” occurs during the period from, and including, the first Index Business Day in the Final Measurement Period, the Call Measurement Period or the Acceleration Valuation Period, as applicable, to, and including, the last Index Business Day in the Final Measurement Period, the Call Measurement Period or the Acceleration Valuation Period, as applicable, provided, that for the purpose of calculating the Stub Reference Distribution Amount, the Reference Holder will be deemed to hold four-fifths, three-fifths, two-fifths and one-fifth of the shares of each Index Constituent Security it would otherwise hold on the second, third, fourth and fifth Index Business Day, respectively, in such Final Measurement Period, the Call Measurement Period or the Acceleration Valuation Period.

The “Index Calculation Agent” means the entity that calculates and publishes the level of the Index, which is currently Standard & Poor’s Financial Services LLC, a division of The McGraw-Hill Companies, Inc.

The “Calculation Date” means February 1, 2046, unless such day is not an Index Business Day, in which case the Calculation Date will be the next Index Business Day, subject to adjustments.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Exchange Business Day” means any day on which the Primary Exchange or market for trading of the Securities is scheduled to be open for trading.

“Primary Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, the primary exchange or market of trading such Index Constituent Security or such constituent underlying a successor index.

“Related Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agent) on the overall market for futures or options contracts relating to such Index Constituent Security or such constituent underlying a successor index.

Underlying Index

The return on the Securities is linked to the performance of the Alerian MLP Infrastructure Index. The Index, comprising 20 energy infrastructure master limited partnerships, is a subset of the Alerian MLP Infrastructure Index. The Index Constituent Securities earn the majority of their cash flow from midstream activities involving energy commodities. The Index Sponsor is GKD Index Partners, LLC d/b/a Alerian (“Alerian” or the “Index Sponsor”).

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request to have us redeem your Securities on any Index Business Day no later than 12:00 noon, New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on any Index Business Day, provided that you request that we redeem a minimum of 50,000 Securities. We reserve the right from time to time to waive this minimum redemption amount in our sole discretion on a case-by-case basis. You should not assume you will be entitled to the benefit of any such waiver. For any applicable redemption request, the “Redemption Valuation Date” will be the first Index Business Day following the date that the applicable redemption notice and redemption confirmation are delivered, except that we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the notice of redemption is received by UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such acceleration. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the applicable Redemption Valuation Date (the “Redemption Date”). The first Redemption Date was February 18, 2016, and the final Redemption Date will be February 5, 2046. In addition, if a call notice has been issued or if acceleration has been triggered, the last Redemption Valuation Date will be the fifth Index Business day prior to the Call Settlement Date or Acceleration Settlement Date, as applicable. If a Market Disruption Event is continuing or occurs on the applicable scheduled Redemption Valuation Date with respect to any of the Index Constituent Securities, such Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures,” for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the Redemption Valuation Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Redemption Valuation Date if on the Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Adjusted Tracking Fee Shortfall, if any, as of the Redemption Valuation Date, minus

(e)           the Accrued Financing Charges as of the Redemption Valuation Date, minus

(f)            the Redemption Fee Amount.

We refer to this cash payment as the “Redemption Amount.” We reserve the right from time to time to waive the Redemption Fee Amount in our sole discretion and on a case-by-case basis. There can be no assurance that we will elect to waive this fee and you should not assume you will be entitled to such fee waiver.

For purposes of calculating the Redemption Amount, either the Adjusted Coupon Amount will be included or the Adjusted Tracking Fee Shortfall will be subtracted, but not both.

If the amount calculated above is equal to or less than zero, the payment upon early redemption will be zero.

We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

The following graphic illustrates the formula to determine the Redemption Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Coupon Amount	+	Adjusted Coupon Amount	–	Adjusted Tracking Fee Shortfall	–	Accrued Financing Charges	–	Redemption Fee Amount

You may lose all or a substantial portion of your investment upon early redemption. The combined negative effect of the Accrued Tracking Fee, the Accrued Financing Charges and the Redemption Fee Amount will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Tracking Fee, the Accrued Financing Charges and the Redemption Fee Amount, if applicable (less any Coupon Amounts and any Stub Reference Distribution Amount you may be entitled to receive as of the Redemption Valuation Date), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon early redemption.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right and, upon the occurrence of an acceleration event, the Securities will be automatically accelerated and mandatorily redeemed. See “Specific Terms of the Securities — UBS’s Call Right” and “Specific Terms of the Securities — Acceleration Upon Minimum Indicative Value”.

The Accrued Financing Charges as of the Redemption Valuation Date are an amount equal to the product of (i) the Financing Level on the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, times (ii) the Financing Rate times (iii) the number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, to, and including, such Redemption Valuation Date, divided by (iv) 360.

The “Adjusted Coupon Amount,” with respect to any Redemption Valuation Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount, calculated as of the applicable Redemption Valuation Date, and the Adjusted Tracking Fee, calculated as of such Redemption Valuation Date. To the extent the Adjusted Reference Distribution Amount, is less than the Adjusted Tracking Fee, the Redemption Amount will not include an Adjusted Coupon Amount and the Adjusted Tracking Fee Shortfall will be included in the calculation of the Accrued Tracking Fee as of the Redemption Valuation Date.

The “Adjusted Reference Distribution Amount,” as of any Redemption Valuation Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to an Index Constituent Security, for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if the Redemption Valuation Date occurs prior to the first Coupon Valuation Date, the period from, but excluding, the Initial Trade Date) to, and including, such Redemption Valuation Date.

The “Adjusted Tracking Fee,” as of any Redemption Valuation Date, is an amount equal to (a) the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date plus (b) the product of (i) the Annual Tracking Fee as of such Redemption Valuation Date and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Coupon Valuation Date (or if the Redemption Valuation Date occurs prior to the first Coupon Valuation Date, the period from, but excluding, the Initial Trade Date) to, and including, such Redemption Valuation Date, and the denominator of which is 365.

The “Adjusted Tracking Fee Shortfall,” as of any Redemption Valuation Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of such Redemption Valuation Date, is less than the Adjusted Tracking Fee, calculated as of such Redemption Valuation Date.

Some of the defined terms used in this section have different applications when used in determining the Call Settlement Amount. For the definitions of the terms relevant to a call, please refer to “— UBS’s Call Right.”

We discuss these matters in “Medium-Term Notes, Series B” above under “Description of Debt Securities We May Offer — Redemption and Payment.”

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Index Business Day on which you elect to exercise your redemption right. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 12:00 noon (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Business Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

We reserve the right from time to time to waive the minimum redemption amount or the Redemption Fee Amount in our sole discretion on a case-by-case basis. In addition, we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the notice of redemption is received by UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such waiver or election to accelerate the Redemption Valuation Date.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than eighteen (18) calendar days’ prior notice to the holders of the Securities, such redemption to occur on any Business Day that we may specify through and including the Maturity Date (the “Call Settlement Date”). Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Call Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on the last Index Business Day in the Call Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Accrued Tracking Fee as of the last Index Business Day in the Call Measurement Period, minus

(e)           the Accrued Financing Charges as of the last Index Business Day in the Call Measurement Period, plus

(f)            the Stub Reference Distribution Amount as of the last Index Business Day in the Call Measurement Period, if any.

We refer to this cash payment as the “Call Settlement Amount.”

If the amount calculated above is equal to or less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

If UBS issues a call notice on any calendar day, the “Call Valuation Date” will be the last Business Day of the week following the week in which the call notice is issued, generally Friday. If UBS issues a call notice on a Friday, the related Call Valuation Date will fall on the last Business Day of the following week, generally Friday.

We will inform you of such Call Settlement Amount on the first Business Day following the last Index Business Day in the Call Measurement Period.

The holders will receive payment for their Securities on the third Business Day following the last Index Business Day in the Call Measurement Period (the “Call Settlement Date”). If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event.”

The “Call Measurement Period” means the five (5) Index Business Days from, and including, the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

The following graphic illustrates the formula to determine the Call Settlement Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Coupon Amount	+	Adjusted Coupon Amount	–	Accrued Tracking Fee	–	Accrued Financing Charges	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment upon a call. The combined negative effect of the Accrued Tracking Fee and the Accrued Financing Charges will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Tracking Fee and the Accrued Financing Charges (less any Coupon Amounts, any Stub Reference Distribution Amount and/or Adjusted Coupon Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon a call.

In addition, upon the occurrence of an acceleration event, the Securities will be automatically accelerated and mandatorily redeemed. See “Specific Terms of the Securities — Acceleration Upon Minimum Indicative Value”.

The Accrued Financing Charges as of the last Index Business Day in the Call Measurement Period are an amount equal to the product of (i) the Financing Level on the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, times (ii) the Financing Rate times  (iii) the number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, to, and including, such last Index Business Day in the Call Measurement Period, divided by (iv) 360.

The “Accrued Tracking Fee” as of the last Index Business Day in the Call Measurement Period is an amount equal to:

(a)           the product of

(i)            the Annual Tracking Fee calculated as of the last Index Business Day in such Call Measurement Period, and

(ii)           a fraction, the numerator of which is the total number of calendar days from, and including, the Call Valuation Date to, and including, the last Index Business Day in such Call Measurement Period, and the denominator of which is 365, plus

(b)           the Adjusted Tracking Fee Shortfall, if any.

The “Adjusted Coupon Amount,” with respect to the Call Valuation Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount, calculated as of the Call Valuation Date, and the Adjusted Tracking Fee, calculated as of the Call Valuation Date. To the extent the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee, the Call Settlement Amount will not include the Adjusted Coupon Amount, and the Adjusted Tracking Fee Shortfall will be included in the calculation of the Accrued Tracking Fee as of the last Index Business Day of the Call Measurement Period.

The “Adjusted Reference Distribution Amount,” as of the Call Valuation Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to an Index Constituent Security, for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date to, and including, the Index Business Day immediately preceding the Call Valuation Date.

The “Adjusted Tracking Fee,” as of the Call Valuation Date, is an amount equal to (a) the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date plus (b) the product of (i) the Annual Tracking Fee as of the Call Valuation Date and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Coupon Valuation Date to, and including, the Index Business Day immediately preceding the Call Valuation Date, and the denominator of which is 365.

The “Adjusted Tracking Fee Shortfall,” as of the Call Valuation Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of the Call Valuation Date, is less than the Adjusted Tracking Fee, calculated as of the Call Valuation Date.

Some of the defined terms used in this section have different applications when used in determining the Redemption Amount. For the definition of the terms relevant to early redemption, please refer to “— Early Redemption at the Option of the Holders.”

Acceleration Upon Minimum Indicative Value

If, at any time, the indicative value of the Securities on any Index Business Day equals $5.00 or less (the “Indicative Value Acceleration Trigger”), all issued and outstanding Securities will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value would later exceed $5.00 on such Acceleration Date or any subsequent Index Business Day) for a cash payment equal to the Acceleration Amount. The “Acceleration Amount” will equal

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Acceleration Valuation Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Acceleration Date if on the last Index Business Day in the Acceleration Valuation Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Accrued Tracking Fee as of the last Index Business Day in the Acceleration Valuation Period, minus

(e)           the Accrued Financing Charges as of the last Index Business Day in the Acceleration Valuation Period, plus

(f)            the Stub Reference Distribution Amount as of the last Index Business Day in the Acceleration Valuation Period, if any.

If the Indicative Value Acceleration Trigger threshold has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the Securities. The “Acceleration Settlement Date” will be the third Business Day following the last Index Business Day of the Acceleration Valuation Period. The “Acceleration Valuation Period” will be the five Index Business Days from, but excluding, the Acceleration Date, subject to adjustment as described under “— Market Disruption Event.” Subject to the prior verification by the Security Calculation Agent that the indicative value of the Securities of $5.00 or less was accurately calculated by the NYSE, UBS must provide notice (which may be provided via press release) to the holders of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the minimum indicative value of the Securities is calculated see “Valuation of the Index and the Securities.”

If the Securities undergo a split or reverse split, the Indicative Value Acceleration Trigger will not be adjusted.

The following graphic illustrates the formula to determine the Acceleration Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Coupon Amount	+	Adjusted Coupon Amount	–	Accrued Tracking Fee	–	Accrued Financing Charges	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment upon acceleration. The combined negative effect of the Accrued Tracking Fee and the Accrued Financing Charges will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Tracking Fee and the Accrued Financing Charges (less any Coupon Amounts, any Stub Reference Distribution Amount and/or Adjusted Coupon Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon acceleration.

In addition, the Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right. See “Specific Terms of the Securities — UBS’s Call Right”.

The Accrued Financing Charges as of the last Index Business Day in the Acceleration Valuation Period are an amount equal to the product of (i) the Financing Level on the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, times (ii) the Financing Rate times (iii) the number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, to, and including, such last Index Business Day in the Acceleration Valuation Period, divided by (iv) 360.

The “Accrued Tracking Fee” as of the last Index Business Day in the Acceleration Valuation Period is an amount equal to:

(a)           the product of

(i)            the Annual Tracking Fee calculated as of the last Index Business Day in such Acceleration Valuation Period, and

(ii)           a fraction, the numerator of which is the total number of calendar days from, but excluding, the Acceleration Date to, and including, the last Index Business Day in the Acceleration Valuation Period, and the denominator of which is 365, plus

(b)           the Adjusted Tracking Fee Shortfall, if any.

The “Adjusted Coupon Amount,” with respect to the Acceleration Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount, calculated as of the Acceleration Date and the Adjusted Tracking Fee, calculated as of such Acceleration Date. To the extent the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee, the Acceleration Amount will not include the Adjusted Coupon Amount, and the Adjusted Tracking Fee Shortfall will be included in the calculation of the Accrued Tracking Fee as of the last Index Business Day in the Acceleration Valuation Period.

The “Adjusted Reference Distribution Amount,” as of the Acceleration Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to an Index Constituent Security for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from, but excluding, the Initial Trade Date) to, and including, the Acceleration Date.

The “Adjusted Tracking Fee,” as of the Acceleration Date, is an amount equal to (a) the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date plus (b) the product of (i) the Annual Tracking Fee as of such Acceleration Date and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Coupon Valuation Date (or if the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from, but excluding, the Initial Trade Date) to, and including, such Acceleration Date, and the denominator of which is 365.

The “Adjusted Tracking Fee Shortfall,” as of the Acceleration Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of such Acceleration Date, is less than the Adjusted Tracking Fee, calculated as of such Acceleration Date.

Some of the defined terms used in this section have different applications when used in determining the Redemption Amount or the Call Settlement Amount. For the definition of the terms relevant to early redemption or a call, please refer to “— Early Redemption at the Option of the Holders” or “UBS’s Call Right,” respectively.

Loss Rebalancing Events

A Loss Rebalancing Event will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0. This means that after a Loss Rebalancing Event, a constant percentage increase in the Index Closing Level will have less of a positive effect on the value of your Securities relative to before the occurrence of the Loss Rebalancing Event.

A “Loss Rebalancing Event” occurs if, at any time, the Intraday Index Value on any Index Business Day (other than an Excluded Day, as defined herein) decreases 20% in value from the previous Monthly Initial Closing Level or Loss Rebalancing Closing Level, whichever is more recent. If a Loss Rebalancing Event occurs, the Current Principal Amount of the Securities will be reset as described below, which will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0. A Loss Rebalancing Event may occur irrespective of whether a Market Disruption Event also occurs on such Index Business Day.

Upon the occurrence of a Loss Rebalancing Event, the Current Principal Amount will be reset on the applicable Loss Rebalancing Reset Date as follows:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Loss Rebalancing Valuation Date — Accrued Financing Charges on the applicable Loss Rebalancing Valuation Date

In the event of a Loss Rebalancing Event, the Financing Rate will not be adjusted.

On the next Monthly Valuation Date following one or more Loss Rebalancing Events, the Monthly Initial Closing Level will be replaced with the most recent Loss Rebalancing Closing Level in the calculation of the Index Performance Ratio.

Loss Rebalancing Events may occur multiple times over the term of the Securities and may occur multiple times during a single calendar month. This means both that (i) the Current Principal Amount may be reset more frequently than monthly and (ii) the cumulative effect of compounding and fees will have increased as a result of the Loss Rebalancing Event(s). Because each Loss Rebalancing Event will have the effect of deleveraging your Securities, following a Loss Rebalancing Event your Securities will entitle you to less of a positive gain in value relative to before the occurrence of such Loss Rebalancing Event.

On any Loss Rebalancing Valuation Date, the Accrued Financing Charges for each Security will equal the product of (i) the Financing Level on the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, times (ii) the Financing Rate times (iii) the number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, to, and including, the then current Loss Rebalancing Valuation Date divided by (iv) 360.

An “Excluded Day” means (i) the Index Business Day immediately preceding any Monthly Valuation Date, (ii) any Monthly Valuation Date, (iii) any Loss Rebalancing Valuation Date (iv) the Index Business Day immediately preceding the first day of the Final Measurement Period or any day after such Index Business Day, (v) the Index Business Day immediately preceding the first day of the Call Measurement Period or any day after such Index Business Day, or (vi) the Acceleration Date or any day after the Acceleration Date).

“Loss Rebalancing Closing Level” means the Index Closing Level on the Loss Rebalancing Valuation Date.

“Loss Rebalancing Reset Date” means the first Index Business Day immediately following a Loss Rebalancing Valuation Date, subject to adjustment as described under “— Market Disruption Event.”,

“Loss Rebalancing Valuation Date” means the first Index Business Day following the occurrence of such Loss Rebalancing Event, subject to adjustment as described under “— Market Disruption Event.”

Security Calculation Agent

UBS Securities LLC will act as the Security Calculation Agent. The Security Calculation Agent will be solely responsible for all determinations and calculations regarding the value of the Securities, including, at maturity or upon early redemption or call, or at other times, the Current Principal Amount (after the initial calendar month or the occurrence of the first Loss Rebalancing Event, whichever comes first), Market Disruption Events, Business Days, Index Business Days, Exchange Business Days, the Index Factor, the Index Performance Ratio, the Index Valuation Level, the Financing Level, the Accrued Financing Charges, the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Annual Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Fee Amount, the Cash Settlement Amount, if any, that we will pay you at maturity, the Coupon Ex-Dates, the Coupon Record Dates, the Redemption Amount, if any, that we will pay you upon redemption, if applicable, the Acceleration Amount that we will pay you upon acceleration, the Call Settlement Amount, if any, that we will pay you in the event that UBS calls the Securities, whether a Loss Rebalancing Event has occurred and whether any day is a Business Day, Index Business Day or an Exchange Business Day and all such other matters as may be specified elsewhere herein as matters to be determined by the Security Calculation Agent. The Security Calculation Agent will also be responsible for determining whether the Index has been discontinued and whether there has been a material change in the Index. The Security Calculation Agent will make all such determinations and calculations in its sole discretion, and absent manifest error, all determinations of the Security Calculation Agent will be conclusive for all purposes and binding on us, you, and all other persons having an interest in the Security, without liability on the part of the Security Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any determinations or calculations made by the Security Calculation Agent. We may appoint a different Security Calculation Agent from time to time without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity, call or acceleration, or upon early redemption, or on a Coupon Payment Date on or prior to 12:00 noon, New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, any Call Settlement Date, Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Annual Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Amount and Redemption Fee Amount, if any, per Security, the Call Settlement Amount, if any, per Security, the Current Principal Amount, the Acceleration Amount, the Financing Level, the Accrued Financing Charges, and the Cash Settlement Amount, if any, per Security, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to ..7655); and all dollar amounts paid on the Stated Principal Amount of the Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Security Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3,

October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

To the extent a Market Disruption Event with respect to the Index has occurred or is continuing on the Redemption Valuation Date or any Monthly Valuation Date or Loss Rebalancing Valuation Date, the Index Closing Level for such Redemption Valuation Date, Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day on which a Market Disruption Event does not occur or is not continuing with respect to the Index. For example, if the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount, assuming that no such Market Disruption Event has occurred or is continuing on October 4.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date or any Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date, as applicable, occurring more than three Index Business Days following the day originally scheduled to be such final Averaging Date or such Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date. If a Market Disruption Event has occurred or is continuing with respect to the Index on the third Index Business Day following the date originally scheduled to be the final Averaging Date or any Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date, as applicable, the Security Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Index Business Day but for such Market Disruption Event. If any Monthly Valuation Date or Loss Rebalancing Valuation Date is postponed as described above, the succeeding Monthly Reset Date or Loss Rebalancing Reset Date will occur on the next Index Business Day following the postponed Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable.

An “Averaging Date” means each of the Index Business Days during the Final Measurement Period, the Call Measurement Period or the Acceleration Valuation Period, as applicable, subject to adjustment as described herein.

Any of the following will be a Market Disruption Event with respect to the Index, in each case as determined by the Security Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of Index Constituent Securities for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to a material number of Index Constituent Securities in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the Index is not published; or

(d)           in any other event, if the Security Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect.

The following events will not be Market Disruption Events with respect to the Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Constituent Securities.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the Index or any Index Constituent Securities are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series B” above. If we exercise this right, the redemption price of the

Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic positions.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

In addition to the default amount described below, we will also pay the Coupon Amount per Security, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment,” calculated as if the date of acceleration was the last Index Business Day in the Final Measurement Period and the four Index Business Days immediately preceding the date of acceleration were the corresponding Index Business Days in the accelerated Final Measurement Period, with the fourth Index Business Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Index Business Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series B, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series B” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars as determined by the Security Calculation Agent in its sole discretion, for the aggregate Stated Principal Amount of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five (5) Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five (5) Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index or Termination of Our License Agreement with the Index Sponsor

If the Index Sponsor discontinues publication of the Index, or if our license agreement with the Index Sponsor terminates, and any other person or entity publishes an index that the Security Calculation Agent determines is comparable to the Index and the Security Calculation Agent approves such index as a successor index, then the Security Calculation Agent will determine the Index Closing Level on the applicable dates of determination and the amount payable at maturity, call, acceleration or upon early redemption by reference to such successor index.

Upon any selection by the Security Calculation Agent of a successor Index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If S&P discontinues publication of the Index, or if our license agreement with the Index Sponsor terminates, prior to, and such discontinuation or termination is continuing on the Calculation Date or any Index Business Day during the Final Measurement Period, Call Measurement Period or Acceleration Valuation Period, or on the Redemption Valuation Date or on any Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, or on any other relevant date on which the Index Closing Level is to be determined and the Security Calculation Agent determines that no successor index is available at such time, or the Security Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on the Calculation Date or any Index Business Day during the Final Measurement Period, Call Measurement Period, or Acceleration Valuation Period, or on the Redemption Valuation Date or on any Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, or any other relevant date on which the Index Closing Level is to be determined, then the Security Calculation Agent will determine the Index Closing Level using the Index Closing Level on the last Index Business Day immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions. In such event, the Security Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the Index Closing Level of the Index or such successor index does not, in the opinion of the Security Calculation Agent, fairly represent the Index Closing Level of the Index or such successor index had such changes or modifications not been made, then the Security Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Security Calculation Agent, may be necessary in order to arrive at an Index Closing Level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the Security Calculation Agent will calculate the Index Closing Level for the Index or such successor index with reference to the Index or such successor index, as adjusted. The Security Calculation Agent will accordingly calculate the Index Closing Level, the Index Valuation Level, the Index Performance Ratio, the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Annual Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Fee Amount, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon early redemption, if applicable, the Call Settlement Amount, if any, that we will pay you in the event UBS calls the Securities, the Acceleration Amount that we will pay you in the event of an acceleration upon minimum indicative value, if applicable, the Loss Rebalancing Closing Level, if any, and the Monthly Initial Closing Level based on the Index Closing Level calculated by the Security Calculation Agent, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), which, in turn, causes the Index Closing Level of the Index or such successor index to be a fraction of what it would have been if there had been no such modification, then the Security

Calculation Agent will make such calculations and adjustments in order to arrive at an Index Closing Level for the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

All determinations and adjustments to be made by the Security Calculation Agent may be made in the Security Calculation Agent’s sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity, call or acceleration, or upon early redemption, will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day or a New York Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Cash Settlement Amount at Maturity,” “— UBS’s Call Right” and “— Early Redemption at the Option of the Holders” above.

Reissuances or Reopened Issues

We may issue additional Securities in amounts that exceed the amount on the cover at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series B” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate Stated Principal Amount of the outstanding Securities of the class. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

21. ETRACS Monthly Pay 2xLeveraged S&P Dividend ETN due May 22, 2042

Principal Terms:

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

Initial Trade Date: May 22, 2012

Initial Settlement Date: May 25, 2012

Initial Term: 30 years, subject to your right to receive payment for your Securities upon redemption, acceleration upon minimum indicative value or exercise of the UBS Call Right, each as described below.

Stated Principal Amount: $25.00 per Security

Maturity Date: May 22, 2042, subject to adjustment

Coupon Payment Dates: The 15th Trading Day following each Coupon Valuation Date, commencing on July 23, 2012 (subject to adjustment). The final Coupon Payment Date will be the Maturity Date.

Initial Coupon Valuation Date: June 29, 2012

Underlying Index: The return on the Securities is linked to the performance of the Dow Jones U.S. Select Dividend IndexSM. The Index is designed to measure the performance of 100 stocks, selected by dividend yield, subject to screens for dividend-per-share growth rate, dividend payout ratio and average daily trading volume.

Annual Tracking Rate: 0.35% per annum

Financing Spread (component of the Financing Rate): 0.40% per annum

First Redemption Date: June 1, 2012

Final Redemption Date: May 15, 2042

First Call Settlement Date: The first date that UBS may exercise its Call Right is May 28, 2013.

Monthly Initial Closing Level for the Initial Calendar Month: 1626.56.44, the Index Closing Level (as defined in below) on the Initial Trade Date

Monthly Reset Dates: For each calendar month, the Monthly Reset Date is the first Trading Day of that month beginning on June 1, 2012 and ending on May 1, 2042, subject to adjustment.

Monthly Valuation Dates: For each Monthly Reset Date, the Monthly Valuation Date is the last Trading Day of the previous calendar month, beginning on May 31, 2012 and ending on April 30, 2042, subject to adjustment.

Index Sponsor and Calculation Agent: S&P Dow Jones Indices LLC, a subsidiary of The McGraw-Hill Companies, Inc. (“SPDJI” or “Index Sponsor”).

Listing: The Securities are listed on the NYSE Arca under the symbol “DVYL”.

Calculation Date: May 13, 2042, unless that day is not a Trading Day, in which case the Calculation Date will be the next Trading Day, subject to adjustment.

Index Symbol: SPHYDA (Bloomberg); ..SPHYDA (Thomson Reuters)

Intraday Indicative Value Symbol of the Securities: SDYLIV <INDEX> (Bloomberg); ^SDYL-IV (Yahoo! Finance)

CUSIP No. 90267L409

ISIN No. US90267L4095

Valuation of the Index and the Securities

Intraday Index Values

On each Trading Day, the Index Calculation Agent will calculate and publish the intraday indicative value of the relevant Index every 15 seconds during normal trading hours on Bloomberg L.P. (“Bloomberg”) or any other publicly available information provider specified in “Principal Terms” above under a ticker symbol to be identified in in “Principal Terms” above. The actual relevant Index Closing Level may vary, and on a cumulative basis over the term of any series of the Securities may vary significantly, from the intraday indicative value of the Index.

The intraday indicative calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The intraday indicative value of the relevant Index published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

Intraday Security Values

An intraday “indicative value” meant to approximate the expected trading value of each series of the Securities in a liquid market, will be calculated by the Index Calculation Agent specified in “Principal Terms” above and published by Bloomberg (based in part on information provided by such Index Calculation Agent) or any other publicly available information provider specified in Principal Terms” above (or a successor) via the facilities on the Consolidated Tape Association under a symbol to be identified Principal Terms” above. In connection with your Securities, we use the term “indicative value” to refer to the value at a given time and date equal to (i) Current Principal Amount multiplied by the Index Factor calculated using the intraday indicative value of the relevant Index as of such time as the Index Valuation Level, plus (ii) assuming such time and date is the Redemption Valuation Date, the Coupon Amount with respect to the Coupon Valuation Date if on such Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred; plus (iii) the Stub Reference Distribution Amount, if any, as of such time and date, assuming such time and date is the Redemption Valuation Date, minus (iv) the Accrued Fees as of such time and date, assuming such time and date is the Redemption Valuation Date.

The intraday indicative value calculation will be used to determine whether any series of the Securities will be accelerated, as discussed under “— Acceleration Upon Minimum Indicative Value”. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, or termination of your Securities, nor will it reflect hedging or other transactional costs, credit considerations, market liquidity or bid-offer spreads. The levels of the relevant Index provided by the Index Calculation Agent specified in Principal Terms” above will not necessarily reflect the depth and liquidity of the relevant Index Constituent Securities. For this reason and others, the actual trading price of the Securities of any series may be different from their indicative value.

The calculation of the intraday indicative value shall not constitute a recommendation or solicitation to conclude a transaction at the level stated, and should not be treated as giving investment advice.

The publishing of the intraday indicative value of any series of the Securities by Bloomberg or any other publicly available information provider specified “Principal Terms” above may occasionally be subject to delay or postponement. The actual trading price any series of the Securities may be different from their intraday indicative value.

The intraday indicative value of any series of the Securities published at least every 15 seconds during the NYSE Arca’s Core Trading Session, which is currently from 9:30 a.m. to 4:00 p.m., New York City time, will be based on the intraday indicative values of the relevant Index, and may not be equal to the payment at maturity or call, or upon early redemption or acceleration. These intraday indicative value calculations will be prepared as of a particular time and date and will therefore not reflect subsequent changes in market values or prices or in any other factors relevant to their determination.

Split or Reverse Split of the Securities

Should the Current Principal Amount of any series of Securities on any Trading Day be above $100.00, we may, but are not obligated to, initiate a 4- for-1 split of your Securities. Should the Current Principal Amount on any Trading Day be below $10.00, we may, but are not obligated to, initiate a 1-for-4 reverse split of your Securities. If the Current Principal Amount of a series of Securities is greater than $100.00 or below $10.00 on any Trading Day, and we decide to initiate a split or reverse split, as applicable, such date shall be deemed to be the “announcement date”, and we will issue a notice to holders of the relevant Securities and press release announcing the split or reverse split, specifying the effective date of the split or reverse split.

If the Securities undergo a split, we will adjust the terms of the Securities accordingly. If the Securities undergo a 4:1 split, every investor who holds a Security via The Depository Trust Company (“DTC”) on the relevant record date will, after the split, hold four Securities, and adjustments will be made as described below. The record date for the split will be the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be divided by four to reflect the 4:1 split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

In the case of a reverse split, we reserve the right to address odd numbers of Securities (commonly referred to as “partials”) in a manner determined by us in our sole discretion. If the Securities undergo a 1:4 reverse split, every investor who holds four Securities via DTC on the relevant record date will, after the reverse split, hold only one Security and adjustments will be made as described below. The record date for the reverse split will be on the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be multiplied by four to reflect the 1:4 reverse split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The reverse split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

Holders who own a number of Securities on the record date that is not evenly divisible by four will receive the same treatment as all other holders for the maximum number of Securities they hold which is evenly divisible by four, and we will have the right to compensate holders for their remaining or “partial” Securities in a manner determined by us in our sole discretion. Our current intention is to provide holders with a cash payment for their partials on the 17th Business Day following the announcement date in an amount equal to the appropriate percentage of the closing indicative value of the reverse split-adjusted Securities on the 14th Business Day following the announcement date. For example, a holder who held 23 Securities via DTC on the record date would receive five post-reverse split Securities on the immediately following Business Day, and a cash payment on the 17th Business Day following the announcement date that is equal to 3/4ths of the Current Principal Amount of the reverse split-adjusted Securities on the 14th Business Day following the announcement date.

General Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described under “Medium-Term Notes, Series A” above. The terms described here supplement those described in “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each monthly Coupon Payment Date you may receive an amount in cash equal to the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

If the Reference Distribution Amount on such Coupon Valuation Date is zero, you will not receive any Coupon Amount on the related Coupon Payment Date. The final Coupon Amount will be included in the Cash Settlement Amount at maturity if on the Calculation Date the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Reference Distribution Amount” is (i) as of the first Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the Initial Trade Date to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of such securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Reference Distribution Amount in the manner described in “Principal Terms” above. Cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in the accompanying prospectus under “Description of Debt Securities We May Offer — Payment of Additional Amounts”.

The “Coupon Payment Date” means the 15th Trading Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date.

The “Coupon Record Date” means the ninth Trading Day following each Coupon Valuation Date.

The “Coupon Valuation Date”, unless specified otherwise in “Principal Terms” above, means the 30th of each month, and the 28th day of February, of each calendar year during the term of the Securities or if such date is not a Trading Day, then the first Trading Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date.

The “Coupon Ex-Date”, with respect to a Coupon Amount, means the first Trading Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Trading Day prior to the applicable Coupon Record Date.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index Constituent Security equal to two times (i) the published unit weighting of that security as of that date, as described in “Principal Terms” above, divided by (ii) the product of (a) the “Index Divisor” specified in “Principal Terms” above as of that date, and (b) the Monthly Initial Closing Level divided by the Current Principal Amount.

“record date” means, with respect to a distribution on a relevant Index Constituent Security, the date on which a holder of such security must be registered as a unitholder of such security in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on a relevant Index Constituent Security, the first Business Day on which transactions in such security trade on the primary exchange or market of trading for such security without the right to receive such distribution.

Coupon Amounts will be paid in U.S. dollars, and will be subject to exchange rate risk if the cash distributions paid on the Index Constituent Securities are paid in non-U.S. dollar currencies. See “Risk Factors — The Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount may be subject to exchange rate risk”. Coupon Amounts may also be reduced in the event of withholding taxes imposed by the taxing authority of the applicable Index Constituent on the cash distributions on the Index Constituent Securities and for any fees related to such cash distributions. See “Risk Factors — The calculation of the Reference Distribution Amount and Stub Reference Distribution Amount may have to take into account withholding taxes and applicable fees, consequently reducing the Coupon Amount”.

Cash Settlement Amount at Maturity

The “Maturity Date” for each series of Securities will be the third Trading Day after the last Trading Day in the applicable Measurement Period, which we refer to in this section “— Cash Settlement Amount at Maturity” as the “Final Measurement Period”. The scheduled Maturity Date will be identified in “Principal Terms” above.

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to (a) the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the Final Measurement Period, plus (b) the final Coupon Amount if on such last Trading Day the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, plus (c) the Stub Reference Distribution Amount as of such last Trading Day, if any, minus (d) the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Cash Settlement Amount”.

If the amount calculated above is less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees in order for you to receive an aggregate amount over the term of the Securities of any series equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the

Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity.

The “Stub Reference Distribution Amount” as of the last Trading Day in the applicable Measurement Period or as of the Redemption Valuation Date, as applicable, is an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if such Redemption Valuation Date or the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from but excluding, the Initial Trade Date) to, and including, such last Trading Day of such Measurement Period or such Redemption Valuation Date, as applicable;  provided that, for the purpose of calculating the Stub Reference Distribution Amount as of such last Trading Day of such Measurement Period, the Reference Holder will be deemed to hold on each Trading Day in such Measurement Period ((t-d)/t) of the shares of such securities it would otherwise hold on each of the Trading Days in such Measurement Period beginning on the second Trading Day in such Measurement Period until and including the final Trading Day in such Measurement Period. For purposes of this definition, d = the number of Trading Days that have occurred in the applicable Measurement Period. For purposes of this definition, “t” equals the number of Trading Days in “Principal Terms” above. Such cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in the accompanying prospectus under “Description of Debt Securities We May Offer – Payment of Additional Amounts”. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Stub Reference Distribution Amount in the manner described in “Principal Terms” above.

The Accrued Fees will be calculated as of the last Trading Day in the Final Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

On the Initial Trade Date, the Accrued Financing Charge for each Security will be $0.

The “Accrued Financing Charge” as of the last Trading Day in the Final Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Accrued Tracking Fee” as of the last Trading Day in the Final Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such last Trading Day and the denominator of which is 365.

The “Annual Tracking Fee” is, as of any date of determination, an amount per Security equal to the product of (i) the Annual Tracking Rate and (ii) the Current Indicative Value as of the immediately preceding Trading Day.

The “Annual Tracking Rate” is a per annum rate described in “Principal Terms” above.

The “Current Indicative Value” is, as determined by the Calculation Agent as of any date of determination, an amount per Security of any series equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, calculated using the Index Closing Level on such date as the Index Valuation Level.

The “Principal Amount” of each Security is $25.00. Each series of the Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Principal Amount.

For the Initial Calendar Month, the Current Principal Amount will equal $25.00 per Security of the applicable series. For each subsequent calendar month, the Current Principal Amount for each Security of that series will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date — Accrued Fees on the applicable Monthly Valuation Date

If any series of the Securities undergoes a split or reverse split, the Current Principal Amount of that series will be adjusted accordingly.

For each calendar month, the “Monthly Reset Date” is the first Trading Day of the month specified in “Principal Terms” above, subject to adjustment as described under “— Market Disruption Event”;  provided, however, that no Monthly Reset Date will occur on or after the Call Valuation Date or the Acceleration Date.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Trading Day of the previous calendar month subject to adjustment as described under “— Market Disruption Event”. The Monthly Valuation Date specified in “Principal Terms” above.

The Index Factor will be calculated as follows:

1 + (2 × Index Performance Ratio)

The Index Performance Ratio on any Monthly Valuation Date, any Redemption Valuation Date, or as of the last Trading Day in the Final Measurement Period, as applicable, will be:

Index Valuation Level — Monthly Initial Closing Level
Monthly Initial Closing Level

The “Index Valuation Level” will equal the arithmetic mean of the Index Closing Levels measured on each Trading Day during the Final Measurement Period, or the Index Closing Level on any Monthly Valuation Date or any Redemption Valuation Date, as determined by the Calculation Agent, provided that if the Redemption Valuation Date falls in the Final Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/t times (b) (i) the sum of the Index Closing Levels on each Trading Day from, and including, the Call Valuation Date, Acceleration Date or the Calculation Date, as applicable, to, but excluding, the date of determination, plus (ii) the number of Trading Days from and including the date of determination to and including the last Trading Day in such Measurement Period, times the Index Closing Level on such date of determination. For purposes of this definition, “t” equals the number of Trading Days in the Final Measurement Period.

The “Monthly Initial Closing Level” for the Initial Calendar Month is specified in “Principal Terms” above and will be the Index Closing Level on the applicable Initial Trade Date. For each subsequent calendar month, the Monthly Initial Closing Level on the Monthly Reset Date will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month.

The “Index Closing Level” is, for any series of the Securities, the closing level of the relevant Index as reported on Bloomberg and any other publicly available information provider specified in in “Principal Terms” above; provided, however, that if the Index Closing Level as reported on Bloomberg (or any successor) differs from the Index Closing Level as reported on such other information provider (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

The “Index Calculation Agent” will be the entity that calculates the level of the relevant Index and is specified in “Principal Terms” above.

The “Calculation Date” is specified in “Principal Terms” above.

The “Current Indicative Value”, as determined by the Calculation Agent as of any date of determination, is an amount per Security equal to the product of (i) the Current Principal Amount and (ii) the Index Factor of such date, using the Index Closing Level of such date as the Index Valuation Level.

Unless specified otherwise in “Principal Terms” above, “Trading Day” means any day on which (i) the value of the relevant Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the Index Constituent Securities in the relevant Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Early Redemption at the Option of the Holders

You may elect to require UBS to redeem your Securities, subject to a minimum redemption amount of at least 50,000 Securities of the same series. If you elect to have your Securities redeemed and have done so under the redemption procedures described below under “— Redemption Procedures”, you will receive payment for your Securities on the Redemption Date. The first and final Redemption Dates are specified in in “Principal Terms” above. For any early redemption, the applicable “Redemption Valuation Date” means the first Trading Day following the date on which you deliver a redemption notice to UBS in compliance with the redemption procedures. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities of the same series; however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities of any series. Any such reduction will be applied on a consistent basis for all holders of the Securities of the affected series at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the corresponding Redemption Valuation Date or, if such day is not a Business Day, the next following Business Day (the “Redemption Date”). In addition, if a call notice has been issued or if acceleration has been triggered, in each case with respect to any series of the Securities, the last Redemption Valuation Date for that series of Securities will be the fifth Trading Day prior to the Call Settlement Date or the Acceleration Settlement Date, as applicable. Any applicable Redemption Valuation Date is subject to adjustment as described under “— Market Disruption Event”.

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures”, for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the applicable Redemption Valuation Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding such Redemption Valuation Date if on that Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such Redemption Valuation Date, if any, minus

(d)           the Accrued Fees as of such Redemption Valuation Date, minus

(e)           the Redemption Fee.

We refer to this cash payment as the “Redemption Amount”.

If the amount calculated above is less than zero, the payment upon early redemption will be zero. We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

You may lose some or all of your investment upon early redemption. Because the Accrued Fees and the Redemption Fee reduce your final payment, the monthly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and the Redemption Fee, if applicable, less any Coupon Amounts and any Stub Reference Distribution Amount as of the Redemption Valuation Date, if any, in order for you to receive an aggregate amount over the term of the Securities equal to your initial investment in the Securities. If the monthly compounded leveraged return of the Index is insufficient to offset such a negative effect or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon early redemption.

The Accrued Fees will be calculated as of any Redemption Valuation Date as the sum of (i) the Accrued Tracking Fee as of such date and (ii) the Accrued Financing Charge as of such date.

The “Accrued Tracking Fee” as of any Redemption Valuation Date is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such Redemption Valuation Date, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), and the denominator of which is 365.

The “Accrued Financing Charge” as of any Redemption Valuation Date is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Redemption Fee” means, as of any date of determination for a series of Securities, an amount per Security equal to the product of (a) 0.125%, (b) the Current Principal Amount and (c) the Index Factor as of the applicable Redemption Valuation Date.

We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Redemption and Payment”.

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner. Any series of Securities may trade at, above, or below its indicative value.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

  deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Trading Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a confirmation of redemption;
  deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;
  instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and
  cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

•         Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities of any series upon not less than eighteen calendar days’ prior notice to the holders of the Securities of that series, such redemption to occur on any Trading Day specified in “Principal Terms” above through and including the Maturity Date specified in “Principal Terms” above. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the applicable Measurement Period, which we refer to in this section “— UBS’s Call Right” as the “Call Measurement Period”, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Call Settlement Amount”.

If the amount calculated above is less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

If UBS issues a call notice on any Trading Day, the “Call Valuation Date” will be the fifth Trading Day following the Trading Day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Trading Day in the Call Measurement Period.

The holders will receive payment for their Securities on a date that is at least three, but not greater than six, Trading Days following the last Trading Day in the Call Measurement Period (the “Call Settlement Date”). We will inform you of such Call Settlement Date in the call notice. If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event”.

You may lose some or all of your investment at call. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at call.

The Accrued Fees will be calculated as of the last Trading Day in the Call Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Accrued Tracking Fee” as of the last Trading Day in the Call Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day, and the denominator of which is 365.

The “Accrued Financing Charge” as of last Trading Day in the Call Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day, times (ii) the Financing Rate as of such date, divided by (b) 360.

Acceleration Upon Minimum Indicative Value

If, at any time, the indicative value for any series of the Securities on any Trading Day (1) equals $5.00 or less or (2) decreases 60% in value from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date (each such day, an “Acceleration Date”), all issued and outstanding Securities of that series will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value of that series would later exceed $5.00 or would increase from the -60% level on such Acceleration Date or any subsequent Trading Day during the applicable Measurement Period, which we refer to in this section “— Acceleration Upon Minimum Indicative Value” as the “Acceleration Measurement Period”) for a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day of the Acceleration Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Acceleration Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Acceleration Amount”. If the minimum indicative value threshold of any series of Securities has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the that series of Securities.

You may lose some or all of your investment upon an acceleration upon minimum indicative value. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon an acceleration upon minimum indicative value.

The Accrued Fees will be calculated as of any date of determination for any series of Securities as the sum of (i) the Accrued Tracking Fee as of the last Trading Day of the Acceleration Measurement Period and (ii) the Accrued Financing Charge as of the last Trading Day of the Acceleration Measurement Period.

The “Accrued Tracking Fee” as of the last Trading Day of the Acceleration Measurement Period will be an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day or if the Acceleration occurs prior to the first initial Monthly Valuation Date, the period from but excluding the Initial Trade Date), as applicable, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Trading Day of the Acceleration Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Levels as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day (or if the Acceleration Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Acceleration Settlement Date” will be the third Trading Day following the last Trading Day of the Acceleration Measurement Period.

Subject to the prior verification by the Calculation Agent that the indicative value of $5.00 or less was accurately calculated by the Index Calculation Agent or that the decrease of 60% from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date was accurately calculated by the Index Calculation Agent, as applicable, and in each case with respect to a series of Securities, UBS must provide notice to the holders of that series of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the intraday indicative value of the Securities is calculated see “Valuation of the Index and the Securities”.

Calculation Agent

UBS Securities LLC will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Index Valuation Level, the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Accrued Financing Charge, the Financing Level, the Financing Rate, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Tracking Fee, the Annual Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, that we will pay you upon redemption, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant Index levels calculated by the Calculation Agent, as adjusted, the Coupon Ex-Dates, the Coupon Record Dates, the Coupon Amount, and whether any day is a Business Day or Trading Day. The Calculation Agent will also calculate any foreign exchange calculations necessary to determine the Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount in the event that cash distributions on the relevant Index Constituent Securities are made in non-U.S. dollar currencies. The Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the relevant Index has been discontinued and whether there has been a material change in the relevant Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent for any series of the Securities and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent for any series of the Securities from time to time without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption or acceleration, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, the Call Settlement Date, the Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Accrued Tracking Fee, the Accrued Financing Charge, the Redemption Amount and Redemption Fee, if any, per Security for any series of Securities, the Call Settlement Amount, if any, per Security for any series of Securities, the Acceleration Amount, if any, per Security for any series of Securities, and the Cash Settlement Amount, if any, per Security for any series of Securities, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., ..76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of such Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the relevant Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the relevant Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the relevant Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

If the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount. If a Market Disruption Event occurs on any Monthly Valuation Date, the Index Closing Level for such Monthly Valuation Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date, Monthly Valuation Date or the Redemption Valuation Date, as applicable, occurring more than three Trading Days following the day originally scheduled to be such final Averaging Date, Monthly Valuation Date or Redemption Valuation Date. If the third Trading Day following the date originally scheduled to be the final Averaging Date, Monthly Valuation Date or Redemption Valuation Date, as applicable, is not a Trading Day or a Market Disruption Event has occurred or is continuing with respect to the relevant Index on such third Trading Day, the Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Trading Day but for such Market Disruption Event. If any Monthly Valuation Date is postponed as described above, the succeeding Monthly Reset Date will occur on the next Trading Day following the postponed Monthly Valuation Date.

An “Averaging Date” means each of the Trading Days during any Measurement Period, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the relevant Index, the Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a Market Disruption Event with respect to the relevant Index, in each case as determined by the Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of the Index Constituent Securities for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the relevant Index or to a material number of Index Constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the relevant Index is not published; or

(d)           in any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect.

The following events will not be Market Disruption Events with respect to the relevant Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the relevant Index or any Index Constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the relevant Index or any Index Constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Discontinuance of or Adjustments to the Relevant Index;  Alteration of Method of Calculation

If the Index Calculation Agent or another entity that publishes the Index (such other entity to be named in the in “Principal Terms” above) discontinues publication of or otherwise fails to publish the relevant Index, and the Index Calculation Agent or such other entity publishes a successor or substitute index that the Calculation Agent determines to be comparable to the discontinued relevant Index (such index being referred to herein as a “Successor Index”), then the Index Closing Level for such Successor Index will be determined by the Calculation Agent by reference to the Successor Index on the dates and at the times as of which the Index Closing Levels for such Successor Index are to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Calculation Agent discontinues publication of the relevant Index prior to, and such discontinuation is continuing on any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined and the Calculation Agent determines that no Successor Index is available at such time, or the Calculation Agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to, and such discontinuation is continuing on, any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined, then the Calculation Agent will determine the Index Closing Level using the closing level and published share weighting of each Index Constituent Security included in the relevant Index or Successor Index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions as described in the description of the relevant Index included in in “Principal Terms” above. In such event, the Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the relevant Index or Successor Index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the relevant Index or a Successor Index, or the value thereof, is changed in a material respect, or if the relevant Index or a Successor Index is in any other way modified so that the level of the relevant Index or such Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of the relevant Index or such Successor Index had such changes or modifications not been made, then the Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the relevant Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the levels for the relevant Index or such Successor Index with reference to the relevant Index or such Successor Index, as adjusted. The Calculation Agent will accordingly calculate the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Financing Level, the Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon redemption, if applicable, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant index levels calculated by the Calculation Agent, as adjusted. Accordingly, if the method of calculating the relevant Index or a Successor Index is modified so that the level of the relevant Index or such Successor Index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the relevant Index), which, in turn, causes the level of the relevant Index or such Successor Index to be a fraction of what it would have been if there had been no such modification, then the Calculation Agent will make such calculations and adjustments in order to arrive at a level for the relevant Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Redemption Price Upon Optional Tax Redemption

We have the right to redeem any series of the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in the accompanying prospectus. If we exercise this right, the redemption price of that series of the Securities will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of any series of the Securities is accelerated, we will pay the default amount in respect of the principal of the that series of Securities at maturity. We describe the default amount below under “— Default Amount”.

In addition to the default amount described below, we will also pay the Coupon Amount per Security of the accelerated series, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment”, calculated as if the date of acceleration was the last Trading Day in the last applicable Measurement Period prior to the Maturity Date and the four Trading Days immediately preceding the date of acceleration were the corresponding Trading Days in such accelerated Measurement Period, with the fourth Trading Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Trading Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series A are entitled to take any action under the indenture, we will treat the outstanding principal amount of each series of Securities as the outstanding principal amount of the Medium-Term Notes, Series A constituted by that series of Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series A, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series A, accelerating the maturity of the Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants”.

Default Amount

The default amount for any series of the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities of the accelerated series. That cost will equal:

  the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

•         During the default quotation period for the Securities of the accelerated series, which we describe below, the holders of that series of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

  no quotation of the kind referred to above is obtained, or every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

•         If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•         A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•         P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption or acceleration will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in the accompanying prospectus.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Payment When Offices Are Closed” in the accompanying prospectus, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date.

Defeasance

Neither full defeasance nor covenant defeasance, as described in the accompanying prospectus under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance”, will apply to the Securities.

Reissuances or Reopened Issues

We may issue additional Securities in amounts that exceed the amount specified in “ Principal Terms” above at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in the accompanying prospectus.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities of any series and will have the same CUSIP number and will trade interchangeably with that series of the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

22. ETRACS Alerian MLP Index ETN due July 18, 2042

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described under “Medium-Term Notes, Series A” above. The terms described here supplement those described in “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

These Securities, part of a single series of senior debt securities issued under our indenture dated as of November 21, 2000 between us and U.S. Bank Trust National Association, as trustee, as supplemented by the First Supplemental Indenture thereto, dated as of February 28, 2006.

We describe the terms of the Securities in more detail below.

Principal Amount: $700,000,000

Issuer: UBS AG (London Branch)

The Securities do not guarantee any return of principal at, or prior to, maturity or call, or upon early redemption. Instead, at maturity, you will receive a cash payment the amount of which will vary depending on the performance of the VWAP Level calculated in accordance with the formula set forth below and will be reduced by the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period. We refer to this cash payment as the “Cash Settlement Amount.”

If you exercise your right to have us redeem your Securities, for each Security you will receive a cash payment on the Redemption Date equal to (a) the product of (i) the Principal Amount and (ii) the Index Performance Ratio as of the Redemption Measurement Date plus (b) the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Redemption Measurement Date if on the Redemption Measurement Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus (c) the Adjusted Coupon Amount, if any, minus (d) the Adjusted Tracking Fee Shortfall, if any, minus (e) the Redemption Fee Amount. We refer to this cash payment as the “Redemption Amount.”

For each Security you hold, you will receive on each Coupon Payment Date an amount in cash equal to the difference between the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, and the Accrued Tracking Fee, calculated as of the corresponding Coupon Valuation Date. To the extent the Reference Distribution Amount on a Coupon Valuation Date is less than the Accrued Tracking Fee on the corresponding Coupon Valuation Date, there will be no Coupon Amount payment made on the corresponding Coupon Payment Date, and a Tracking Fee Shortfall, as described below, will be included in the Accrued Tracking Fee for the next Coupon Valuation Date. If there is a Tracking Fee Shortfall as of the last Coupon Valuation Date, that amount will be taken into account in determining the Cash Settlement Amount.

Subject to your compliance with the procedures described under “— Early Redemption at the Option of the Holders” and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request on any Business Day during the term of the Securities to have us redeem your Securities, provided that you request that we redeem a minimum of 50,000 Securities. The “Redemption Notice Date” will be the Index Business Day that the Redemption Notice and Redemption Confirmation (each as defined below) are delivered. If such Redemption Notice or Redemption Confirmation is delivered on a day that is not an Index Business Day, then the Redemption Notice Date shall be the next Index Business Day. The Securities will be repurchased and the holders will receive payment for their Securities on the third Business Day following the Redemption Measurement Date (the “Redemption Date”). If a Market Disruption Event is continuing or occurs on the scheduled Redemption Measurement Date with respect to any of the Index Components, the Redemption Measurement Date may be postponed as described under “— Market Disruption Event.”

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each Coupon Payment Date you will receive an amount in cash equal to the excess, if any, of the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, over the Accrued Tracking Fee, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

To the extent the Reference Distribution Amount on any Coupon Valuation Date is less than the Accrued Tracking Fee on the corresponding Coupon Valuation Date, there will be no Coupon Amount payment made on the corresponding Coupon Payment Date, and an amount equal to the difference between the Accrued Tracking Fee and the Reference Distribution Amount (the “Tracking Fee Shortfall”) will be included in the Accrued Tracking Fee for the next Coupon Valuation Date. This process will be repeated to the extent necessary until the Reference Distribution Amount for a Coupon Valuation Date is greater than the Accrued Tracking Fee for the corresponding Coupon Valuation Date. The final Coupon Amount will be included in the Cash Settlement Amount.

The “Coupon Payment Date” means the 15th Index Business Day following each Coupon Valuation Date, provided that the final Coupon Payment Date will be the Maturity Date, subject to adjustment as described herein. The first Coupon Payment Date was September 6, 2012.

The “Coupon Record Date” means the ninth Index Business Day following each Coupon Valuation Date.

The “Coupon Ex-Date,” with respect to a Coupon Amount, means the first Exchange Business Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Exchange Business Day prior to the applicable Coupon Record Date.

The “Coupon Valuation Date” means the 15th of February, May, August and November of each calendar year during the term of the Securities or if such date is not an Index Business Day, then the first Index Business Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date, subject to adjustment described herein. The first Coupon Valuation Date was August 15, 2012.

The “Reference Distribution Amount” means (i) as of the first Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the Initial Settlement Date to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date.

Notwithstanding the foregoing, with respect to cash distributions for an Index constituent which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index constituent fails to pay the distribution to holders of such Index constituent by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index constituent equal to (i) the published unit weighting of that Index constituent as of that date, divided by (ii) the product of (a) the Index Divisor as of that date, and (b) the Initial VWAP Level divided by 25.

“record date” means, with respect to a distribution on an Index constituent, the date on which a holder of the Index constituent must be registered as a unitholder of such Index constituent in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on an Index constituent, the first Business Day on which transactions in such Index constituent trade on the Primary Exchange without the right to receive such distribution.

The “Quarterly Tracking Fee” means, as of any date of determination, an amount per Security equal to the product of (i) 0.20% (equivalent to 0.80% per annum) and (ii) the Current Indicative Value as of the immediately preceding Index Business Day.

The “Accrued Tracking Fee” is:

(1)           with respect to the first Coupon Valuation Date, an amount equal to the product of

(a)           the Quarterly Tracking Fee as of the first Coupon Valuation Date and

(b)           a fraction, the numerator of which is the total number of calendar days from and excluding the Initial Settlement Date to and including the first Coupon Valuation Date, and the denominator of which is 90;

(2)           with respect to any Coupon Valuation Date, other than the first and last Coupon Valuation Dates, an amount equal to the Quarterly Tracking Fee as of such Coupon Valuation Date plus the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date, if any; and

(3)           with respect to the last Coupon Valuation Date, an amount equal to

(a)           the product of

(i)            the Quarterly Tracking Fee as of such Coupon Valuation Date and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date, and the denominator of which is 90, plus

(b)           the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date. If there is a Tracking Fee Shortfall on the last Coupon Valuation Date, it will be taken into account in determining the Cash Settlement Amount, as described below.

The “Current Indicative Value,” as determined by the Security Calculation Agent, means, as of any date of determination, an amount per Security equal to the product of (i) the Principal Amount multiplied by (ii) a fraction, the numerator of which is equal to the VWAP Level as of such date and the denominator of which is equal to the Initial VWAP Level.

Cash Settlement Amount at Maturity

The “Maturity Date” is July 18, 2042, which will be the third Business Day following the last Index Business Day in the Final Measurement Period, subject to adjustment as described below under “— Market Disruption Event.”

For each Security, unless earlier called or redeemed, you will receive at maturity a cash payment equal to (a) the product of (i) the Principal Amount and (ii) the Index Performance Ratio as of the last Index Business Day in the Final Measurement Period plus (b) the final Coupon Amount, minus (c) the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period, plus (d) the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any. We refer to this cash payment as the “Cash Settlement Amount.”

The “Principal Amount” of each Security is $25.00.

The “VWAP” with respect to each Index constituent, as of any date of determination, is the volume-weighted average price of one unit of such Index constituent as determined by the VWAP Calculation Agent based on the Primary Exchange for each Index constituent. For information about how the VWAP will be calculated to the extent a Disrupted Day exists with respect to an Index constituent, please see “— Market Disruption Event.”

If the amount calculated above is less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. Because the Accrued Tracking Fee (including any Tracking Fee Shortfall) reduces your final payment, the final level of the Index, as measured by the Final VWAP Level, will need to increase from the level of the Index on the Initial Trade Date, as measured by the Initial VWAP Level in an amount at least equal to the percentage of the principal amount represented by the Accrued Tracking Fee, less any Coupon Amounts and any Stub Reference Distribution Amount, in order for you to receive an aggregate amount over the term of the Securities equal to at least the principal amount of your Securities. If the increase in the final level of the Index, as measured by the Final VWAP Level, from the level of the Index on the Initial Trade Date, as measured by the Initial VWAP Level is insufficient to offset the negative effect of the Accrued Tracking Fee, or if the final level of the Index, as measured by the Final VWAP Level is less than the Initial VWAP Level, you will lose some or all of your investment at maturity.

The Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period is an amount equal to (a) the product of (i) the Quarterly Tracking Fee calculated as of the last Index Business Day in the Final Measurement Period and (ii) a fraction, the numerator of which is the total number of calendar days from and excluding the Calculation Date to and including the last Index Business Day in the Final Measurement Period, and the denominator of which is 90, plus (b) the Tracking Fee Shortfall as of the last Coupon Valuation Date, if any.

The “Index Performance Ratio” on any Index Business Day is calculated as follows:

Final VWAP Level
Initial VWAP Level

The “Initial VWAP Level” is 396.997, as determined by the VWAP Calculation Agent.

The “Final VWAP Level,” as determined by the VWAP Calculation Agent, will be the arithmetic mean of the VWAP Levels measured on each Index Business Day during the Final Measurement Period or Call Measurement Period or on any applicable Redemption Measurement Date, as applicable.

The “Final Measurement Period” means the five Index Business Days from and including the Calculation Date, subject to adjustment as described under “— Market Disruption Event.”

The “VWAP Level,” as determined by the VWAP Calculation Agent as of any Index Business Day, is equal to (1) the sum of the products of (i) the VWAP of each Index constituent as of such date and (ii) the published unit weighting of that Index constituent as of such date divided by (2) the Index Divisor as of such date, or expressed as a formula, as follows:

where:

n is the number of Index constituents;

VWAPi,t is the VWAP of Index constituent i as of Index Business Day t;

Wi, t is the published unit weighting of Index constituent i as of Index Business Day t; and

Index Divisort is the Index Divisor as of Index Business Day t.

The “Index Divisor,” as of any date of determination, is the divisor used by the Index Calculation Agent to calculate the level of the Index, as further described under “Alerian MLP Index — Index Equations” herein.

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the first Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, to and including the last Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, provided, that for the purpose of calculating the Stub Reference Distribution Amount, the Reference Holder will be deemed to hold 4/5 ths, 3/5 ths, 2/5 ths and 1/5 th of the shares of each Index constituent it would otherwise hold on the second, third, fourth and fifth Index Business Day, respectively, in such Final Measurement Period or Call Measurement Period.

The “Index Calculation Agent” means the entity that calculates and publishes the level of the Index, which is currently S&P.

The “Calculation Date” means July 9, 2042, unless such day is not an Index Business Day, in which case the Calculation Date will be the next Index Business Day, subject to adjustments.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Exchange Business Day” means any day on which the primary exchange or market for trading of the Securities is scheduled to be open for trading.

“Primary Exchange” means, with respect to each Index constituent or each constituent underlying a Successor Index, the primary exchange or market of trading such Index constituent or such constituent underlying a Successor Index.

“Related Exchange” means, with respect to each Index constituent or each constituent underlying a Successor Index, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agent) on the overall market for futures or options contracts relating to such Index constituent or such constituent underlying a Successor Index.

Underlying Index

The return on the Securities is linked to the performance of the Alerian MLP Index. The Index measures the performance of 50 energy master limited partnerships. The Index constituents are engaged in the transportation, storage, processing or production of energy commodities.

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request to have us redeem your Securities on any Business Day no later than 12:00 noon, New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on the applicable Redemption Notice Date, provided that you request that we redeem a minimum of 50,000 Securities. For any applicable redemption request, the “Redemption Notice Date” will be the date that the applicable Redemption Notice and Redemption Confirmation (each as defined below) are delivered. If such Redemption Notice or Redemption Confirmation is delivered on a day that is not an Index Business Day, then the Redemption Notice Date shall be the next Index Business Day. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities. Any such reduction will be applied on a consistent basis for all holders of the Securities at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the applicable Redemption Measurement Date (the “Redemption Date”). The first Redemption Date was July 27, 2012. If a Market Disruption Event is continuing or occurs on the applicable scheduled Redemption Measurement Date with respect to any of the Index constituents, such Redemption Measurement Date may be postponed as described under “— Market Disruption Event.”

The applicable “Redemption Measurement Date” means the Index Business Day following the applicable Redemption Notice Date, subject to adjustments as described under “— Market Disruption Event.”

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures,” for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Principal Amount and

(ii)           the Index Performance Ratio as of the Redemption Measurement Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Redemption Measurement Date if on the Redemption Measurement Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Adjusted Tracking Fee Shortfall, if any, minus

(e)           the Redemption Fee Amount.

We refer to this cash payment as the “Redemption Amount.”

If the amount calculated above is less than zero, the payment upon early redemption will be zero.

We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Measurement Date.

You may lose some or all of your investment upon early redemption. Because the Adjusted Tracking Fee Shortfall, if any, and Redemption Fee Amount reduce your final payment, the Final VWAP Level, as compared to the Initial VWAP Level, will need to increase in an amount at least equal to the percentage of the principal amount represented by the Adjusted Tracking

Fee Shortfall, if any, and the Redemption Fee Amount, less any Coupon Amounts and/or any Adjusted Coupon Amount, in order for you to receive an aggregate amount over the term of the Securities equal to at least the principal amount of your Securities. If the increase in the Final VWAP Level, as compared to the Initial VWAP Level, is insufficient to offset such a negative effect, or if the Final VWAP Level is less than the Initial VWAP Level, you will lose some or all of your investment upon early redemption.

The “Adjusted Coupon Amount,” with respect to any Redemption Measurement Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount, calculated as of the applicable Redemption Measurement Date, and the Adjusted Tracking Fee, calculated as of such Redemption Measurement Date. To the extent the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee, the Redemption Amount will not include an Adjusted Coupon Amount, and the Adjusted Tracking Fee Shortfall will be included in the calculation of Redemption Amount.

The “Adjusted Reference Distribution Amount,” as of any Redemption Measurement Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to an Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date (or if the Redemption Measurement Date occurs prior to the first Coupon Valuation Date, the period from and excluding the Initial Settlement Date) to and including such Redemption Measurement Date.

The “Adjusted Tracking Fee,” as of any Redemption Measurement Date, is an amount equal to (a) the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date plus (b) the product of (i) the Quarterly Tracking Fee as of such Redemption Measurement Date and (ii) a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date (or if the Redemption Measurement Date occurs prior to the first Coupon Valuation Date, the period from and excluding the Initial Settlement Date) to and including such Redemption Measurement Date, and the denominator of which is 90.

The “Adjusted Tracking Fee Shortfall,” as of any Redemption Measurement Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of such Redemption Measurement Date, is less than the Adjusted Tracking Fee, calculated as of such Redemption Measurement Date.

Some of the defined terms used in this section have different applications when used in determining the Call Settlement Amount. For the definitions of the terms relevant to a call, please refer to “— UBS Call Right.”

We discuss these matters in “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Redemption and Repayment.”

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the repurchase feature in this manner.

In addition, UBS AG has determined to offer all holders of such series of MLP ETRACS the option, upon early redemption and solely for purposes of determining the Redemption Amount, but not for any other purpose, to elect that the Index Performance Ratio (which is used to determine the Redemption Amount) be calculated using the Index Closing Level on the Redemption Measurement Date instead of the Final VWAP Level. If the redeeming holder so elects, the Index Performance Ratio will be calculated, for purposes of determining the Redemption Amount, as:

Index Closing Level on the Redemption Measurement Date divided by Initial VWAP Level

The “Index Closing Level” is the closing level of the applicable Index as reported on the NYSE and Bloomberg; provided, however, that if the closing level of the applicable Index as reported on the NYSE (or any successor) differs from the closing level of the applicable Index as reported on Bloomberg (or any successor), then the Index Closing Level will be the closing level of the applicable Index as calculated by the Index Calculation Agent. Holders will not know the Redemption Amount at the time that they elect to redeem their MLP ETRACS. Similarly, holders will not know at the time of their election whether the Redemption Amount would be greater if the Index Performance Ratio were calculated using the Final VWAP Level or using the Index Closing Level. Any election to redeem the securities of any series of MLP ETRACS, and any election to have the Index Performance Ratio calculated using the Index Closing Level instead of the Final VWAP Level, is irrevocable. Holders will not be able to rescind their election to redeem their MLP ETRACS, or their election to have the Index Performance Ratio calculated using the Index Closing Level instead of the Final VWAP Level, after a redemption notice is received by UBS or after the holder indicates to UBS which alternative it elects to calculate the Index Performance Ratio, respectively

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption, which we refer to as a “Redemption Notice,” to UBS via email no later than 12:00 noon (New York City time) on the applicable Redemption Notice Date. If we receive your Redemption Notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption, which we refer to as the “Redemption Confirmation,” to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your Redemption Confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Measurement Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the applicable Redemption Notice Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than eighteen calendar days’ prior notice to the holders of the Securities, such redemption to occur on any Business Day that we may specify on or after July 22, 2013 through and including the Maturity Date (the “Call Settlement Date”). Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of

(i)            the Principal Amount and

(ii)           the Index Performance Ratio as of the last Index Business Day in the Call Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on the last Index Business Day in the Call Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Accrued Tracking Fee as of the last Index Business Day in the Call Measurement Period, plus

(e)           the Stub Reference Distribution Amount as of the last Index Business Day in the Call Measurement Period, if any.

We refer to this cash payment as the “Call Settlement Amount.”

If the amount calculated above is less than zero, the payment upon early redemption will be zero.

We will inform you of such Call Settlement Amount on the first Business Day following the last Index Business Day in the Call Measurement Period.

The holders will receive payment for their Securities on the third Business Day following the last Index Business Day in the Call Measurement Period (the “Call Settlement Date”). If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index constituents, such Call Valuation Date may be postponed as described under “— Market Disruption Event.”

The “Call Measurement Period” means the five Index Business Days from and including the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

You may lose some or all of your investment upon a call. Because the Accrued Tracking Fee reduces your final payment, the Final VWAP Level, as compared to the Initial VWAP Level, will need to increase in an amount at least equal to the percentage of the principal amount represented by the Accrued Tracking Fee, less any Coupon Amounts, any Stub Reference Distribution Amount and/or any Adjusted Coupon Amount, in order for you to receive an aggregate amount over the term of the Securities equal to at least the principal amount of your Securities. If the increase in the Final VWAP Level, as compared to the Initial VWAP Level, is insufficient to offset such a negative effect, or if the Final VWAP Level is less than the Initial VWAP Level, you will lose some or all of your investment upon a call.

The Accrued Tracking Fee as of the last Index Business Day in the Call Measurement Period is an amount equal to

(a)           the product of

(i)            the Quarterly Tracking Fee calculated as of the last Index Business Day in such Call Measurement Period, and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the Call Valuation Date to and including the last Index Business Day in such Call Measurement Period, and the denominator of which is 90, plus

(b)           the Adjusted Tracking Fee Shortfall (as defined below), if any.

The “Adjusted Coupon Amount,” with respect to the Call Valuation Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount (as defined below), calculated as of the Call Valuation Date, and the Adjusted Tracking Fee (as defined in the preceding paragraph), calculated as of such Call Valuation Date. To the extent the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee, the Call Settlement Amount will not include an Adjusted Coupon Amount, and the Adjusted Tracking Fee Shortfall (as defined below) will be included in the calculation of the Accrued Tracking Fee as of the last Index Business Day in the Call Measurement Period.

The “Adjusted Reference Distribution Amount,” as of the Call Valuation Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to an Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including the Call Valuation Date.

The “Adjusted Tracking Fee,” as of the Call Valuation Date, is an amount equal to (a) the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date plus (b) the product of (i) the Quarterly Tracking Fee as of such Call Valuation Date and (ii) a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date to and including such Call Valuation Date, and the denominator of which is 90.

The “Adjusted Tracking Fee Shortfall,” as of the Call Valuation Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of such Call Valuation Date, is less than the Adjusted Tracking Fee, calculated as of such Call Valuation Date.

Some of the defined terms used in this section have different applications when used in determining the Redemption Amount. For the definition of the terms relevant to early redemption, please refer to “— Early Redemption at the Option of the Holders.”

Security Calculation Agent

UBS Securities LLC will act as the Security Calculation Agent. The Security Calculation Agent will determine, among other things, the Index Performance Ratio, the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Quarterly Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Fee Amount, the Cash Settlement Amount, if any, that we will pay you at maturity, the Coupon Ex-Dates, the Coupon Record Dates, the Redemption Amount, if any, that we will pay you upon redemption, if applicable, and the Call Settlement Amount, if any, that we will pay you in the event that UBS calls the Securities. The Security Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the Index has been discontinued and whether there has been a material change in the Index. All determinations made by the Security Calculation Agent will be at the sole discretion of the Security Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. The holder of the Securities shall not be entitled to any compensation from us for any loss suffered as a result of any determinations or calculations made by the Security Calculation Agent. We may appoint a different Security Calculation Agent from time to time without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, any Call Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Quarterly Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Amount and Redemption Fee Amount, if any, per security, the Call Settlement Amount, if any, per security, and the Cash Settlement Amount, if any, per security, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

VWAP Calculation Agent

The NYSE will on each day that is not a Disrupted Day (as defined below) act as the VWAP Calculation Agent. The VWAP Calculation Agent will determine the VWAP of any Index constituent, the VWAP Level and the Final VWAP Level on any Index Business Day on which such VWAP, VWAP Level and Final VWAP Level are to be determined during the term of the Securities. The VWAP Calculation Agent will determine the Initial VWAP Level. All determinations made by the VWAP Calculation Agent will be at the sole discretion of the VWAP Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different VWAP Calculation Agent from time to time without your consent and without notifying you.

All calculations with respect to the VWAP of any Index constituent, any VWAP Level, the Initial VWAP Level and the Final VWAP Level will be rounded to the nearest thousandth, with five ten-thousandths rounded upward (e.g., .8765 would be rounded to .877).

Market Disruption Event

To the extent a Disrupted Day (as defined below) exists with respect to an Index constituent on an Averaging Date (as defined below) or on a Redemption Measurement Date, the VWAP and published unit weighting with respect to such Index constituent (and only with respect to such Index constituent) for such Averaging Date or Redemption Measurement Date will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day that is not a Disrupted Day (the “Deferred Averaging Date”) with respect to such Index constituent irrespective of whether pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the VWAP of a particular Index constituent being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the VWAP Levels on the Index Business Days during the Final Measurement Period or Call Measurement Period, or on the Redemption Measurement Date, as applicable, the Security Calculation Agent or one of its affiliates, as the case may be, will apply the

VWAP and the published unit weighting with respect to such Index constituent for such Deferred Averaging Date to the calculation of the VWAP Level (i) on the date(s) of the original disruption with respect to such Index constituent and (ii) such Averaging Date. For example, if the Final Measurement Period or Call Measurement Period, as applicable, for purposes of calculating the Cash Settlement Amount or Call Settlement Amount, respectively, is based on the arithmetic mean of the VWAP Levels on June 8, 2013, June 9, 2013, June 11, 2013, June 11, 2013 and June 12, 2013 and there is a Market Disruption Event for an Index constituent on June 8, 2013, but no other Market Disruption Event during the Final Measurement Period or Call Measurement Period, as applicable, then the VWAP for such disrupted Index constituent on June 9, 2013 will be used more than once to calculate the Cash Settlement Amount or Call Settlement Amount, respectively, and such Cash Settlement Amount or Call Settlement Amount, as applicable, will be determined based on the arithmetic mean of the VWAP for such disrupted Index constituent on June 9, 2013, June 9, 2013, June 11, 2013, June 11, 2013 and June 12, 2013.

If the Redemption Measurement Date for purposes of calculating a Redemption Amount is based on the VWAP Level on June 8, 2013 and there is a Market Disruption Event for an Index constituent on June 8, 2013, then the VWAP for such disrupted Index constituent on June 9, 2013 will be used to calculate the Redemption Amount.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date or the Redemption Measurement Date, as applicable, with respect to any Index constituent occurring more than three Index Business Days following the day originally scheduled to be such final Averaging Date or Redemption Measurement Date. If the third Index Business Day following the date originally scheduled to be the final Averaging Date, or the Redemption Measurement Date, as applicable, is not an Index Business Day or is a Disrupted Day with respect to such Index constituent, the Security Calculation Agent or one of its affiliates will determine the VWAP and unit weighting with respect to any Index constituent required to be determined for the purpose of calculating the applicable VWAP Level based on its good faith estimate of the VWAP and unit weighting of each such Index constituent that would have prevailed on the Primary Exchange on such third Index Business Day but for such suspension or limitation.

An “Averaging Date” means each of the Index Business Days during the Final Measurement Period or Call Measurement Period, as applicable, subject to adjustment as described herein.

A “Disrupted Day” with respect to any Index constituent is any Index Business Day on which the Primary Exchange or any Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred and is continuing, and, in both cases, the occurrence of which is determined by the Security Calculation Agent to have a material effect on the VWAP Level.

With respect to an Index constituent, a “Market Disruption Event” means:

(a)           the occurrence or existence of a condition specified below:

(i)            any suspension, absence or limitation of trading on the Primary Exchange for trading in the Index constituent, whether by reason of movements in price exceeding limits permitted by the Primary Exchange or otherwise;

(ii)           any suspension, absence or limitation of trading on the Related Exchange for trading in futures or options contracts related to the Index constituent, whether by reason of movements in price exceeding limits permitted by such Related Exchange or otherwise, or

(iii)          any event (other than an event described in (b) below) that disrupts or impairs (as determined by the Security Calculation Agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for, the relevant Index constituent or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the relevant Index constituent; or

(b)           the closure on any Index Business Day of the Primary Exchange or any Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by the Primary Exchange or such Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the Primary Exchange or such Related Exchange on such Index Business Day and (ii) the submission deadline for orders to be entered into the Primary Exchange or such Related Exchange system for execution at the close of trading on such Index Business Day;

in each case determined by the Security Calculation Agent in its sole discretion; and

(c)           a determination by the Security Calculation Agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the Securities.

For purposes of the above definition:

(a)           a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Primary Exchange or Related Exchange, and

(b)           for purposes of clause (a) above, limitations pursuant to the rules of any Primary Exchange or Related Exchange similar to NYSE Rule 80B or Nasdaq Rule 4120 (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B or Nasdaq Rule 4120 as determined by the Security Calculation Agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading.

“Scheduled Closing Time” means, with respect to the Primary Exchange or the Related Exchange, on any Index Business Day, the scheduled weekday closing time of the Primary Exchange or such Related Exchange on such Index Business Day, without regard to after hours or any other trading outside of the regular trading session hours.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series A” above. If we exercise this right, the redemption price of the Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.” In addition to the default amount described below, we will also pay the Coupon Amount per Security, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment,” calculated as if the date of acceleration was the last Index Business Day in the Final Measurement Period and the four Index Business Days immediately preceding the date of acceleration were the corresponding Index Business Days in the accelerated Final Measurement Period, with the fourth Index Business Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Index Business Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series A, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series A, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series A, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series A, accelerating the maturity of the Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount in U.S. dollars for the principal of the Securities, as determined by the Security Calculation Agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If S&P discontinues publication of or otherwise fails to publish the Index, or S&P does not make the Index constituents, their unit weighting and/or the Index Divisor available to the VWAP Calculation Agent, and the Index Sponsor, S&P or another entity publishes a successor or substitute index that the Security Calculation Agent determines to be comparable to the discontinued Index and for which the Index constituents, their unit weighting, and/or the Index Divisor are available to the VWAP Calculation Agent (such index being referred to herein as a “successor index”), then the VWAP Level for such successor index will be determined by the VWAP Calculation Agent by reference to the sum of the products of the VWAPs of the components underlying such successor index on the Primary Exchanges and each such component’s respective weighting within the successor index (which sum will be adjusted by any index divisor used by such successor index) on the dates and at the times as of which the VWAP Levels for such successor index are to be determined.

Upon any selection by the Security Calculation Agent of a successor Index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If S&P discontinues publication of the Index or does not make the Index constituents, their unit weightings and/or Index Divisor available to the VWAP Calculation Agent prior to, and such discontinuation or unavailability is continuing on the Calculation Date or any Index Business Day during the Final Measurement Period or Call Measurement Period, or on the Redemption Measurement Date, as applicable, or any other relevant date on which the VWAP Level is to be determined and the Security Calculation Agent determines that no successor index is available at such time, or the Security Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on the Calculation Date or any Index Business Day during the Final Measurement Period or Call Measurement Period, or on the Redemption Measurement Date, as applicable, or any other relevant date on which the VWAP Level is to be determined, then the Security Calculation Agent will determine the relevant VWAP Levels using the VWAP and published unit weighting of each Index constituent included in the Index or successor index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions.

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the VWAP Level of the Index or such successor index does not, in the opinion of the Security Calculation Agent, fairly represent the VWAP Level of the Index or such successor index had such changes or modifications not been made, then the Security Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Security Calculation Agent, may be necessary in order to arrive at a VWAP level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the Security Calculation Agent will calculate the VWAP Levels for the Index or such successor index with reference to the Index or such successor index, as adjusted. The Security Calculation Agent will accordingly calculate the Final VWAP Level, the Index Performance Ratio, the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Quarterly Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Fee Amount, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon early redemption, if applicable, and the Call Settlement Amount, if any, that we will pay you in the event UBS calls the Securities, based on the relevant VWAP Levels calculated by the VWAP Calculation Agent, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), which, in turn, causes the VWAP Level of the Index or such successor index to be a fraction of what it would have been if there had been no such modification, then the Security Calculation Agent will make such calculations and adjustments in order to arrive at a VWAP Level for the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series A” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series A” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Cash Settlement Amount at Maturity,” “— UBS Call Right” and “— Early Redemption at the Option of the Holders” above.

Reissuances or Reopened Issues

We issued the Securities initially in an amount having the aggregate Principal Amount of $100,000,000 on July 20, 2012 and issued additional Securities having the aggregate Principal Amount of $100,000,000 on August 22, 2013, additional Securities having the aggregate Principal Amount of $200,000,000 on February 7, 2014, additional Securities having the aggregate Principal Amount of $200,000,000 on February 19, 2015 and additional Securities having the aggregate Principal Amount of $100,000,000 on June 9, 2015. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series A” above.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

23. ETRACS Alerian MLP Index ETN Series B due July 18, 2042

Specific Terms of the Securities

In this section, references to “holders” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of debt securities entitled “ Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described under “ Medium-Term Notes, Series B” above. The terms described here supplement those described in “Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

The Securities are part of a single series of senior debt securities issued under our indenture, dated as of June 12, 2015, between us and U.S. Bank Trust National Association, as trustee.

We describe the terms of the Securities in more detail below.

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

The Stated Principal Amount of each Security is $25.00.

The Securities do not guarantee any return of principal at, or prior to, maturity or call, or upon early redemption. Instead, at maturity, you will receive a cash payment the amount of which will vary depending on the performance of the VWAP Level calculated in accordance with the formula set forth below and will be reduced by the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period. We refer to this cash payment as the “Cash Settlement Amount.” If the amount so calculated is equal to or less than zero, the Cash Settlement Amount will be zero and you will not receive a cash payment.

If you exercise your right to have us redeem your Securities, subject to compliance with the redemption procedures, for each Security you will receive a cash payment on the Redemption Date equal to the Redemption Amount as described below under “— Early Redemption at the Option of the Holders.”

The Securities may pay a cash coupon during their term.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each Coupon Payment Date you will receive an amount in cash equal to the excess, if any, of the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, over the Accrued Tracking Fee, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

To the extent the Reference Distribution Amount on any Coupon Valuation Date is equal to or less than the Accrued Tracking Fee on the corresponding Coupon Valuation Date, there will be no Coupon Amount payment made on the corresponding Coupon Payment Date, and an amount equal to the difference between the Accrued Tracking Fee and the Reference Distribution Amount (the “Tracking Fee Shortfall”) will be included in the Accrued Tracking Fee for the next Coupon Valuation Date. This process will be repeated to the extent necessary until the Reference Distribution Amount for a Coupon Valuation Date is greater than the Accrued Tracking Fee for the corresponding Coupon Valuation Date. The final Coupon Amount will be included in the Cash Settlement Amount.

The “Coupon Payment Date” means the fifteenth (15th) Index Business Day following each Coupon Valuation Date, provided that the final Coupon Payment Date will be the Maturity Date, subject to adjustment as described herein. The first Coupon Payment Date will be December 8, 2015.

The “Coupon Record Date” means the ninth (9th) Index Business Day following each Coupon Valuation Date.

The “Coupon Ex-Date,” with respect to a Coupon Amount, means the first (1st) Exchange Business Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second (2nd) Exchange Business Day prior to the applicable Coupon Record Date.

The “Coupon Valuation Date” means the fifteenth (15th) of February, May, August and November of each calendar year during the term of the Securities or if such date is not an Index Business Day, then the first Index Business Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date, subject to adjustment as described herein. The first Coupon Valuation Date will be November 16, 2015.

The “Reference Distribution Amount” means (i) as of the first Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding August 17, 2015 to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date.

Notwithstanding the foregoing, with respect to cash distributions for an Index constituent which are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index constituent fails to pay the distribution to holders of such Index constituent by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index constituent equal to (i) the published unit weighting of that Index constituent as of that date, divided by (ii) the product of (a) the Index Divisor as of that date, and (b) the Initial VWAP Level divided by 25.

“record date” means, with respect to a distribution on an Index constituent, the date on which a holder of the Index constituent must be registered as a unitholder of such Index constituent in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on an Index constituent, the first Business Day on which transactions in such Index constituent trade on the Primary Exchange without the right to receive such distribution.

The “Quarterly Tracking Fee” means, as of any date of determination, an amount per Security equal to the product of (i) 0.20% (equivalent to 0.80% per annum) and (ii) the Current Indicative Value as of the immediately preceding Index Business Day.

The “Current Indicative Value,” as determined by the Security Calculation Agent, means, as of any date of determination, an amount per Security equal to the product of (i) the Stated Principal Amount multiplied by (ii) a fraction, the numerator of which is equal to the VWAP Level (as defined under “— Cash Settlement Amount at Maturity”) as of such date and the denominator of which is equal to the Initial VWAP Level. As of October 7, 2015, the Current Indicative Value was 21.4587.

The “Accrued Tracking Fee” is:

(1)           with respect to the first Coupon Valuation Date, an amount equal to the Quarterly Tracking Fee calculated as of the first Coupon Valuation Date (for the avoidance of doubt, the calculation of the Accrued Tracking Fee with respect to the first Coupon Valuation Date will be for a full quarter beginning from and excluding August 17, 2015);

(2)           with respect to any Coupon Valuation Date, other than the first and last Coupon Valuation Dates, an amount equal to the Quarterly Tracking Fee as of such Coupon Valuation Date, plus the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date, if any; and

(3)           with respect to the last Coupon Valuation Date, an amount equal to

(a)           the product of

(i)            the Quarterly Tracking Fee as of such Coupon Valuation Date and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date, and the denominator of which is 90, plus

(b)           the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date. If there is a Tracking Fee Shortfall on the last Coupon Valuation Date, it will be taken into account in determining the Cash Settlement Amount, as described below.

The calculation of the Accrued Tracking Fee also takes into account the performance of the Index, as measured by the VWAP Level.

Cash Settlement Amount at Maturity

The “Maturity Date” is July 18, 2042, which will be the third Business Day following the last Index Business Day in the Final Measurement Period, subject to adjustment as described below under “— Market Disruption Event.”

For each Security, unless earlier called or redeemed, you will receive at maturity a cash payment equal to

(a)           the product of

(i)            the Stated Principal Amount and

(ii)           the Index Performance Ratio as of the last Index Business Day in the Final Measurement Period, plus

(b)           the final Coupon Amount, minus

(c)           the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any.

We refer to this cash payment as the “Cash Settlement Amount.” If the amount calculated above is equal to or less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. The negative effect of the Accrued Tracking Fee will reduce your final payment. If the level of the Index increases (as measured by the Final VWAP Level, as compared to the Initial VWAP Level), such increase may be insufficient to offset the negative effect of the Accrued Tracking Fee (less any Coupon Amounts, Stub Reference Distribution Amount and/ or Adjusted Coupon Amount, as applicable, you may be entitled to receive), or if the Final VWAP Level is less than the Initial VWAP Level, you may lose some or all of your investment at maturity.

The “Stated Principal Amount” of each Security is $25.00.

The “Index Performance Ratio” on any Index Business Day is calculated as follows:

Final VWAP Level
Initial VWAP Level

The “VWAP” with respect to each Index constituent, as of any date of determination, is the volume-weighted average price of one unit of such Index constituent as determined by the VWAP Calculation Agent based on the Primary Exchange for each Index constituent. For information about how the VWAP will be calculated to the extent a Disrupted Day exists with respect to an Index constituent, please see “— Market Disruption Event.”

The “Initial VWAP Level” is 396.997, the VWAP Level on July 17, 2012, as determined by the VWAP Calculation Agent. See “— VWAP Calculation Agent” below.

The “Final VWAP Level,” as determined by the VWAP Calculation Agent, will be the arithmetic mean of the VWAP Levels measured on each Index Business Day during the Final Measurement Period or the Call Measurement Period or on any applicable Redemption Measurement Date, as applicable.

The “VWAP Level,” as determined by the VWAP Calculation Agent as of any Index Business Day, is equal to (1) the sum of the products of (i) the VWAP of each Index constituent as of such date and (ii) the published unit weighting of that Index constituent as of such date divided by (2) the Index Divisor as of such date, or expressed as a formula, as follows:

where:

n is the number of Index constituents;

VWAPi,t is the VWAP of Index constituent i as of Index Business Day t;

Wi, t is the published unit weighting of Index constituent i as of Index Business Day t; and

Index Divisor t is the Index Divisor as of Index Business Day t.

As of October 7, 2015, the VWAP Level was 340.761.

The “Index Divisor,” as of any date of determination, is the divisor used by the Index Calculation Agent to calculate the level of the Index, as further described under “Alerian MLP Index — Index Equations”.

The “Accrued Tracking Fee” as of the last Index Business Day in the Final Measurement Period is an amount equal to

(a)           the product of

(i)            the Quarterly Tracking Fee calculated as of the last Index Business Day in the Final Measurement Period and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the Calculation Date to and including the last Index Business Day in the Final Measurement Period, and the denominator of which is 90, plus

(b)           the Tracking Fee Shortfall as of the last Coupon Valuation Date, if any.

The Accrued Tracking Fee also takes into account the performance of the Index, as measured by the VWAP Level.

The “Final Measurement Period” means the five (5) Index Business Days from and including the Calculation Date, subject to adjustment as described under “— Market Disruption Event.”

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in the Final Measurement Period or the Call Measurement Period, as applicable, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the first Index Business Day in the Final Measurement Period or the Call Measurement Period, as applicable, to and including the last Index Business Day in the Final Measurement Period or the Call Measurement Period, as applicable, provided, that for the purpose of calculating the Stub Reference Distribution Amount, the Reference Holder will be deemed to hold 4/5 ths, 3/5 ths, 2/5 ths and 1/5 th of the shares of each Index constituent it would otherwise hold on the second, third, fourth and fifth Index Business Day, respectively, in such Final Measurement Period or the Call Measurement Period.

The “Index Calculation Agent” means the entity that calculates and publishes the level of the Index, which is currently S&P.

The “Calculation Date” means July 9, 2042, unless such day is not an Index Business Day, in which case the Calculation Date will be the next Index Business Day, subject to adjustments.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Exchange Business Day” means any day on which the Primary Exchange or market for trading of the Securities is scheduled to be open for trading.

“Primary Exchange” means, with respect to each Index constituent or each constituent underlying a successor index, the primary exchange or market of trading such Index constituent or such constituent underlying a successor index.

“Related Exchange” means, with respect to each Index constituent or each constituent underlying a successor index, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agent) on the overall market for futures or options contracts relating to such Index constituent or such constituent underlying a successor index.

Underlying Index:

The Alerian MLP Index measures the composite performance of energy master limited partnerships (“MLPs”), and is calculated by S&P Dow Jones Indices using a float-adjusted, capitalization-weighted methodology. We refer to the MLPs included in the Index as the “Index constituents.” The Index constituents earn the majority of their cash flow from qualifying activities involving energy commodities, which include pipeline transportation, gathering and processing, storage, production and mining, marketing, marine transportation, services, catalytic conversion, mineral interest, refining, regasification and other related activities.

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request to have us redeem your Securities on any Business Day no later than 12:00 noon, New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on the applicable Redemption Notice Date, provided that you request that we redeem a minimum of 50,000 Securities. For any applicable redemption request, the “Redemption Notice Date” will be the date that the applicable Redemption Notice and Redemption Confirmation are delivered. If such Redemption Notice or Redemption Confirmation is delivered on a day that is not an Index Business Day, then the Redemption Notice Date shall be the next Index Business Day. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities. Any such reduction will be applied on a consistent basis for all holders of the Securities at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the applicable Redemption Measurement Date (the “Redemption Date”). The first Redemption Date will be October 15, 2015. If a Market Disruption Event is continuing or occurs on the applicable scheduled Redemption Measurement Date with respect to any of the Index constituents, such Redemption Measurement Date may be postponed as described under “— Market Disruption Event.”

The applicable “Redemption Measurement Date” means the Index Business Day following the applicable Redemption Notice Date, subject to adjustments as described under “— Market Disruption Event.”

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures,” for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Stated Principal Amount and

(ii)           the Index Performance Ratio as of the Redemption Measurement Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Redemption Measurement Date if on the Redemption Measurement Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Adjusted Tracking Fee Shortfall, if any, minus

(e)           the Redemption Fee Amount.

We refer to this cash payment as the “Redemption Amount.” We have determined to offer all holders of the Securities the option, upon early redemption and solely for purposes of determining the Redemption Amount, but not for any other purpose, to elect that the Index Performance Ratio (which is used to calculate the Redemption Amount) be calculated using the Index Closing Level on the Redemption Measurement Date instead of the Final VWAP Level. If the redeeming holder so elects, the Index Performance Ratio will be calculated, for purposes of determining the Redemption Amount, as:

Index Closing Level on the Redemption Measurement Date
Initial VWAP Level

The “Index Closing Level” is the closing level of the Index as reported on the NYSE and Bloomberg; provided, however, that if the closing level of the Index as reported on the NYSE (or any successor) differs from the closing level of the Index as reported on Bloomberg (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

If the amount calculated above is equal to or less than zero, the payment upon early redemption will be zero.

We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Measurement Date.

You may lose some or all of your investment upon early redemption. The combined negative effect of the Accrued Tracking Fee and the Redemption Fee Amount will reduce your final Redemption Amount. If the level of the Index (as measured by the Final VWAP Level) does not increase as compared to the Initial VWAP Level by an amount sufficient to offset the combined negative effect of the Accrued Tracking Fee and the Redemption Fee Amount (less any Coupon Amounts, any Stub Reference Distribution Amount, as applicable, and/or any Adjusted Coupon Amount you may be entitled to receive), you may lose some or all of your investment upon early redemption.

The “Adjusted Coupon Amount,” with respect to any Redemption Measurement Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount, calculated as of such Redemption Measurement Date, and the Adjusted Tracking Fee, calculated as of such Redemption Measurement Date. To the extent the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee, the Redemption Amount will not include an Adjusted Coupon Amount, and the Adjusted Tracking Fee Shortfall will be included in the calculation of Redemption Amount.

The “Adjusted Reference Distribution Amount,” as of any Redemption Measurement Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to an Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date (or if the Redemption Measurement Date occurs prior to the first Coupon Valuation Date, the period from and excluding August 17, 2015) to and including such Redemption Measurement Date.

The “Adjusted Tracking Fee” is:

(1)           as of any Redemption Measurement Date occurring prior to the first Coupon Valuation Date, an amount equal to the product of

(i)            the Quarterly Tracking Fee as of such Redemption Measurement Date and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding August 17, 2015 to and including such Redemption Measurement Date, and the denominator of which is 90; and

(2)           as of any Redemption Measurement Date occurring on or after the first Coupon Valuation Date, an amount equal to

(a)           the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date plus

(b)           the product of

(i)            the Quarterly Tracking Fee as of such Redemption Measurement Date and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date to and including such Redemption Measurement Date, and the denominator of which is 90.

The “Adjusted Tracking Fee Shortfall,” as of any Redemption Measurement Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of such Redemption Measurement Date, is less than the Adjusted Tracking Fee, calculated as of such Redemption Measurement Date.

The “Redemption Fee Amount” means an amount equal to 0.125% of the Current Indicative Value.

Some of the defined terms used in this section have different applications when used in determining the Call Settlement Amount. For the definitions of the terms relevant to a call, please refer to “— UBS Call Right.”

We discuss redemption in “ Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Redemption and Repayment”.

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the repurchase feature in this manner.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

•            deliver a notice of redemption to UBS via e-mail no later than 12:00 noon, New York City time, on the applicable Redemption Notice Date. If we receive your Redemption Notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

•            deliver the signed confirmation of redemption, which we refer to as the “Redemption Confirmation,” to us via facsimile in the specified form by 5:00 p.m., New York City time on the same day. We or our affiliate must acknowledge receipt in order for your Redemption Confirmation to be effective;

•            instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Measurement Date at a price equal to the Redemption Amount; and

•            cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon, New York City time, or your confirmation of redemption after 5:00 p.m., New York City time, on the applicable Redemption Notice Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than eighteen calendar days’ prior notice to the holders of the Securities, such redemption to occur on any Business Day that we may specify on or after October 17, 2016 through and including the Maturity Date (the “Call Settlement Date”). Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of

(i)            the Stated Principal Amount and

(ii)           the Index Performance Ratio as of the last Index Business Day in the Call Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on the last Index Business Day in the Call Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Accrued Tracking Fee as of the last Index Business Day in the Call Measurement Period, plus

(e)           the Stub Reference Distribution Amount as of the last Index Business Day in the Call Measurement Period, if any.

We refer to this cash payment as the “Call Settlement Amount.”

If the amount calculated above is equal to or less than zero, the payment upon early redemption will be zero.

If UBS issues a call notice on any calendar day, the “Call Valuation Date” will be the last Business Day of the week in which the call notice is issued, generally Friday, subject to a minimum five (5) calendar day period commencing on the date of the issuance of the call notice and ending on the related Call Valuation Date. If UBS issues a call notice on a Friday, the related Call Valuation Date will fall on the following Friday. The Call Settlement Date will be the third Business Day following the last Index Business Day in the Call Measurement Period.

We will inform you of such Call Settlement Amount on the first Business Day following the last Index Business Day in the Call Measurement Period.

The holders will receive payment for their Securities on the third Business Day following the last Index Business Day in the Call Measurement Period (the “Call Settlement Date”). If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index constituents, such Call Valuation Date may be postponed as described under “— Market Disruption Event.”

The “Call Measurement Period” means the five (5) Index Business Days from and including the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

You may lose some or all of your investment upon a call. The negative effect of the Accrued Tracking Fee will reduce your final payment. If the increase in the Final VWAP Level, as compared to the Initial VWAP Level, is insufficient to offset the negative effect of the Accrued Tracking Fee (less any Coupon Amounts, any Stub Reference Distribution Amount and/or any Adjusted Coupon Amount), or if the Final VWAP Level is less than the Initial VWAP Level, you may lose some or all of your investment upon a call.

The Accrued Tracking Fee as of the last Index Business Day in the Call Measurement Period is an amount equal to

(a)           the product of

(i)            the Quarterly Tracking Fee calculated as of the last Index Business Day in such Call Measurement Period, and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the Call Valuation Date to and including the last Index Business Day in such Call Measurement Period, and the denominator of which is 90, plus

(b)           the Adjusted Tracking Fee Shortfall (as defined below), if any.

The Accrued Tracking Fee also takes into account the performance of the Index, as measured by the VWAP Level.

The “Adjusted Coupon Amount,” with respect to the Call Valuation Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount (as defined below), calculated as of the Call Valuation Date, and the Adjusted Tracking Fee (as defined in the preceding paragraph), calculated as of such Call Valuation Date. To the extent the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee, the Call Settlement Amount will not include an Adjusted Coupon Amount, and the Adjusted Tracking Fee Shortfall (as defined below) will be included in the calculation of the Accrued Tracking Fee as of the last Index Business Day in the Call Measurement Period.

The “Adjusted Reference Distribution Amount,” as of the Call Valuation Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to an Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including the Call Valuation Date.

The “Adjusted Tracking Fee” is:

as of the Call Valuation Date, an amount equal to

(a)           the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date, plus

(b)           the product of

(i)            the Quarterly Tracking Fee as of such Call Valuation Date and

(ii)           a fraction, the numerator of which is the total number of calendar days from and excluding the immediately preceding Coupon Valuation Date to and including such Call Valuation Date, and the denominator of which is 90.

The “Adjusted Tracking Fee Shortfall,” as of the Call Valuation Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of such Call Valuation Date, is less than the Adjusted Tracking Fee, calculated as of such Call Valuation Date.

Some of the defined terms used in this section have different applications when used in determining the Redemption Amount. For the definition of the terms relevant to early redemption, please refer to “— Early Redemption at the Option of the Holders”.

Security Calculation Agent

UBS Securities LLC will act as the Security Calculation Agent. The Security Calculation Agent will determine, among other things, the Current Indicative Value, Index Performance Ratio, the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Quarterly Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Fee Amount, the Cash Settlement Amount, if any, that we will pay you at maturity, the Final Measurement Period, the Coupon Payment Dates, the Coupon Valuation Dates, the Coupon Ex-Dates, the Coupon Record Dates, the Redemption Amount, if any, that we will pay you upon redemption, if applicable, the Call Settlement Date, the Call Valuation Date, the Call Measurement Period and the Call Settlement Amount, if any, that we will pay you in the event that UBS calls the Securities, and whether any day is a Business Day, Exchange Business Day or Index Business Day. The Security Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the Index has been discontinued and whether there has been a material change in the Index. All determinations made by the Security Calculation Agent will be at the sole discretion of the Security Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. The holder of the Securities shall not be entitled to any compensation from us for any loss suffered as a result of any determinations or calculations made by the Security Calculation Agent. We may appoint a different Security Calculation Agent from time to time without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, any Call Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Quarterly Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Amount and Redemption Fee Amount, if any, per security, the Call Settlement Amount, if any, per security, and the Cash Settlement Amount, if any, per security, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to ..7655); and all dollar amounts paid on the aggregate principal amount of Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

VWAP Calculation Agent

The NYSE will on each day that is not a Disrupted Day (as defined below) act as the VWAP Calculation Agent. The VWAP Calculation Agent will determine the VWAP of any Index constituent, the VWAP Level and the Final VWAP Level on any Index Business Day on which such VWAP, VWAP Level and Final VWAP Level are to be determined during the term of the Securities. The VWAP Calculation Agent determined the Initial VWAP Level of 396.997 as of July 17, 2012. All determinations made by the VWAP Calculation Agent will be at the sole discretion of the VWAP Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different VWAP Calculation Agent from time to time without your consent and without notifying you.

All calculations with respect to the VWAP of any Index constituent, any VWAP Level and the Final VWAP Level will be rounded to the nearest thousandth, with five ten-thousandths rounded upward (e.g., .8765 would be rounded to .877).

Market Disruption Event

To the extent a Disrupted Day (as defined below) exists with respect to an Index constituent on an Averaging Date (as defined below) or on a Redemption Measurement Date, the VWAP and published unit weighting with respect to such Index constituent (and only with respect to such Index constituent) for such Averaging Date or Redemption Measurement Date will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day that is not a Disrupted Day (the “Deferred Averaging Date”) with respect to such Index constituent irrespective of whether pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the VWAP of a particular Index constituent being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the VWAP Levels on the Index Business Days during the Final Measurement Period or the Call Measurement Period, or on the Redemption Measurement Date, as applicable, the Security Calculation Agent or one of its affiliates, as the case may be, will apply the VWAP and the published unit weighting with respect to such Index constituent for such Deferred Averaging Date to the calculation of the VWAP Level (i) on the date(s) of the original disruption with respect to such Index constituent and (ii) such Averaging Date. For example, if the Final Measurement Period or the Call Measurement Period, as applicable, for purposes of calculating the Cash Settlement Amount or Call Settlement Amount, respectively, is based on the arithmetic mean of the VWAP Levels on June 6, 2016, June 7, 2016, June 8, 2016, June 9, 2016 and June 10, 2016 and there is a Market Disruption Event for an Index constituent on June 6, 2016, but no other Market Disruption Event during the Final Measurement Period or the Call Measurement Period, as applicable, then the VWAP for such disrupted Index constituent on June 7, 2016 will be used more than once to calculate the Cash Settlement Amount or Call Settlement Amount, respectively, and such Cash Settlement Amount or Call Settlement Amount, as applicable, will be determined based on the arithmetic mean of the VWAP for such disrupted Index constituent on June 7, 2016, June 7, 2016, June 8, 2016, June 9, 2016 and June 10, 2016.

If the Redemption Measurement Date for purposes of calculating a Redemption Amount is based on the VWAP Level on June 6, 2016 and there is a Market Disruption Event for an Index constituent on June 6, 2016, then the VWAP for such disrupted Index constituent on June 7, 2016 will be used to calculate the Redemption Amount.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date or the Redemption Measurement Date, as applicable, with respect to any Index constituent occurring more than three (3) Index Business Days following the day originally scheduled to be such final Averaging Date or Redemption Measurement Date. If the third Index Business Day following the date originally scheduled to be the final Averaging Date, or the Redemption Measurement Date, as applicable, is not an Index Business Day or is a Disrupted Day with respect to such Index constituent, the Security Calculation Agent or one of its affiliates will determine the VWAP and unit weighting with respect to any Index constituent required to be determined for the purpose of calculating the applicable VWAP Level based on its good faith estimate of the VWAP and unit weighting of each such Index constituent that would have prevailed on the Primary Exchange on such third Index Business Day but for such suspension or limitation.

An “Averaging Date” means each of the Index Business Days during the Final Measurement Period or the Call Measurement Period, as applicable, subject to adjustment as described herein.

A “Disrupted Day” with respect to any Index constituent is any Index Business Day on which the Primary Exchange or any Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred and is continuing, and, in both cases, the occurrence of which is determined by the Security Calculation Agent to have a material effect on the VWAP Level.

With respect to an Index constituent, a “Market Disruption Event” means:

(a)           the occurrence or existence of a condition specified below:

(i)            any suspension, absence or limitation of trading on the Primary Exchange for trading in the Index constituent, whether by reason of movements in price exceeding limits permitted by the Primary Exchange or otherwise;

(ii)           any suspension, absence or limitation of trading on the Related Exchange for trading in futures or options contracts related to the Index constituent, whether by reason of movements in price exceeding limits permitted by such Related Exchange or otherwise, or

(iii)          any event (other than an event described in (b) below) that disrupts or impairs (as determined by the Security Calculation Agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for, the relevant Index constituent or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the relevant Index constituent; or

(b)           the closure on any Index Business Day of the Primary Exchange or any Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by the Primary Exchange or such Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the Primary Exchange or such Related Exchange on such Index Business Day and (ii) the submission deadline for orders to be entered into the Primary Exchange or such Related Exchange system for execution at the close of trading on such Index Business Day;

in each case determined by the Security Calculation Agent in its sole discretion; and

(c)           a determination by the Security Calculation Agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the Securities.

For purposes of the above definition:

(a)           a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Primary Exchange or Related Exchange, and

(b)           for purposes of clause (a) above, limitations pursuant to the rules of any Primary Exchange or Related Exchange similar to NYSE Rule 80B or Nasdaq Rule 4120 (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B or Nasdaq Rule 4120 as determined by the Security Calculation Agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading.

“Scheduled Closing Time” means, with respect to the Primary Exchange or the Related Exchange, on any Index Business Day, the scheduled weekday closing time of the Primary Exchange or such Related Exchange on such Index Business Day, without regard to after hours or any other trading outside of the regular trading session hours.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described in “ Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Optional Tax Redemption”. If we exercise this right, the redemption price of the Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.” In addition to the default amount described below, we will also pay the Coupon Amount per Security, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment,” calculated as if the date of acceleration was the last Index Business Day in the Final Measurement Period and the four (4) Index Business Days immediately preceding the date of acceleration were the corresponding Index Business Days in the accelerated Final Measurement Period, with the fourth Index Business Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Index Business Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series B, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in Stated Principal Amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the “Medium-Term Notes, Series B” above after a default or waiving some of our obligations under the indenture. We discuss these matters in “ Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount in U.S. dollars for the principal of the Securities, as determined by the Security Calculation Agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

•            the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•            the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two (2) Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third (3rd) Business Day after that day, unless:

•            no quotation of the kind referred to above is obtained, or

•            every quotation of that kind obtained is objected to within five (5) Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third (3rd) Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five (5) Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two (2) Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•            A-1 or higher by S&P or any successor, or any other comparable rating then used by that rating agency, or

•            P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If S&P discontinues publication of or otherwise fails to publish the Index, or S&P does not make the Index constituents, their unit weighting and/or the Index Divisor available to the VWAP Calculation Agent, and the Index Sponsor, S&P or another entity publishes a successor or substitute index that the Security Calculation Agent determines to be comparable to the discontinued Index and for which the Index constituents, their unit weighting, and/or the Index Divisor are available to the VWAP Calculation Agent (such index being referred to herein as a “successor index”), then the VWAP Level for such successor index will be determined by the VWAP Calculation Agent by reference to the sum of the products of the VWAPs of the components underlying such successor index on the Primary Exchanges and each such component’s respective weighting within the successor index (which sum will be adjusted by any index divisor used by such successor index) on the dates and at the times as of which the VWAP Levels for such successor index are to be determined.

Upon any selection by the Security Calculation Agent of a successor Index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If S&P discontinues publication of the Index or does not make the Index constituents, their unit weightings and/or Index Divisor available to the VWAP Calculation Agent prior to, and such discontinuation or unavailability is continuing on the Calculation Date or any Index Business Day during the Final Measurement Period or the Call Measurement Period, or on the Redemption Measurement Date, as applicable, or any other relevant date on which the VWAP Level is to be determined and the Security Calculation Agent determines that no successor index is available at such time, or the Security Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on the Calculation Date or any Index Business Day during the Final Measurement Period or the Call Measurement Period, or on the Redemption Measurement Date, as applicable, or any other relevant date on which the VWAP Level is to be determined, then the Security Calculation Agent will determine the relevant VWAP Levels using the VWAP and published unit weighting of each Index constituent included in the Index or successor index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions as described under “Alerian MLP Index — Index Rebalancings.” In such event, the Security Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the VWAP Level of the Index or such successor index does not, in the opinion of the Security Calculation Agent, fairly represent the VWAP Level of the Index or such successor index had such changes or modifications not been made, then the Security Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Security Calculation Agent, may be necessary in order to arrive at a VWAP level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the Security Calculation Agent will calculate the VWAP Levels for the Index or such successor index with reference to the Index or such successor index, as adjusted. The Security Calculation Agent will accordingly calculate the Final VWAP Level, the Current Indicative Value, the Index Performance Ratio, the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Quarterly Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Fee Amount, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon early redemption, if applicable, and the Call Settlement Amount, if any, that we will pay you in the event UBS calls the Securities, based on the relevant VWAP Levels calculated by the VWAP Calculation Agent, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), which, in turn, causes the VWAP Level of the Index or such successor index to be a fraction of what it would have been if there had been no such modification, then the Security Calculation Agent will make such calculations and adjustments in order to arrive at a VWAP Level for the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “ Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities”.

Modified Business Day

As described in “ Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities”, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Cash Settlement Amount at Maturity,” “— UBS Call Right” and “— Early Redemption at the Option of the Holders” above.

Reissuances or Reopened Issues

We may issue additional Securities in amounts without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “ Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Amounts That We May Issue”.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate stated principal amount of the outstanding Securities of the class. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

24. ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN due October 16, 2042

Principal Terms:

Principal Amount: $775,000,000

Issuer: UBS AG (London Branch)

Initial Trade Date: October 16, 2012

Initial Settlement Date: October 19, 2012

Initial Term: 30 years, subject to your right to receive payment for your Securities upon redemption, acceleration upon minimum indicative value or exercise of the UBS Call Right, each as described below.

Stated Principal Amount: $25.00 per Security

Maturity Date: October 16, 2042, subject to adjustment

Coupon Payment Dates: The 15th Trading Day following each Coupon Valuation Date, commencing on November 20, 2012 (subject to adjustment). The final Coupon Payment Date will be the Maturity Date.

Initial Coupon Valuation Date: October 30, 2012

Underlying Index: The return on the Securities is linked to the performance of the MVIS US Mortgage REITs

Index. The Index tracks the overall performance of publicly-traded mortgage REITs that are listed and incorporated in the United States and derive at least 50% of their revenues from mortgage-related activity.

Annual Tracking Rate: 0.40% per annum

Financing Spread (component of the Financing Rate): 0.40% per annum

First Redemption Date: October 26, 2012

Final Redemption Date: October 9, 2042

First Call Settlement Date: The first date that UBS may exercise its Call Right is October 21, 2013.

Monthly Initial Closing Level for the Initial Calendar Month: 362.26, the Index Closing Level (as defined below) on the Initial Trade Date

Monthly Reset Dates: For each calendar month, the Monthly Reset Date is the first Trading Day of that month beginning on November 1, 2012 and ending on October 1, 2042, subject to adjustment.

Monthly Valuation Dates: For each Monthly Reset Date, the Monthly Valuation Date is the last Trading Day of the previous calendar month, beginning on October 31, 2012 and ending on September 30, 2042,

subject to adjustment.

Index Calculation Agent: Solactive AG

Index Divisor: As of any date of determination, the divisor used by the Index Calculation Agent to calculate the level of the Index.

Listing: The Securities are listed on the NYSE Arca under the symbol “MORL”.

Calculation Date: October 7, 2042, unless that day is not a Trading Day, in which case the Calculation Date will be the next Trading Day, subject to adjustment.

Index Symbol: MVMORT (Bloomberg); ..MVMORT (Thomson Reuters)

Intraday Indicative Value Symbol of the Securities: MORLIV <INDEX> (Bloomberg); ^MORL-IV (Yahoo! Finance)

CUSIP No. 90269A 302

ISIN No. US90269A3023

Valuation of the Index and the Securities

Intraday Index Values

On each Trading Day, the Index Calculation Agent will calculate and publish the intraday indicative value of the relevant Index every 15 seconds during normal trading hours on Bloomberg L.P. (“Bloomberg”) or any other publicly available information provider specified in “Principal Terms” above under a ticker symbol identified in “Principal Terms” above. The actual relevant Index Closing Level may vary, and on a cumulative basis over the term of any series of the Securities may vary significantly, from the intraday indicative value of the Index.

The intraday indicative calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The intraday indicative value of the relevant Index published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

The Intraday Index Value calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The Intraday Index Value published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

Intraday Security Values

An intraday “indicative value” meant to approximate the expected trading value of each series of the Securities in a liquid market, will be calculated by the Index Calculation Agent specified in “Principal Terms” above and published by Bloomberg (based in part on information provided by such Index Calculation Agent) or any other publicly available information provider specified in Principal Terms” above (or a successor) via the facilities on the Consolidated Tape Association under a symbol to be identified Principal Terms” above. In connection with your Securities, we use the term “indicative value” to refer to the value at a given time and date equal to (i) Current Principal Amount multiplied by the Index Factor calculated using the intraday indicative value of the relevant Index as of such time as the Index Valuation Level, plus (ii) assuming such time and date is the Redemption Valuation Date, the Coupon Amount with respect to the Coupon Valuation Date if on such Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred; plus (iii) the Stub Reference Distribution Amount, if any, as of such time and date, assuming such time and date is the Redemption Valuation Date, minus (iv) the Accrued Fees as of such time and date, assuming such time and date is the Redemption Valuation Date.

The intraday indicative value calculation will be used to determine whether any series of the Securities will be accelerated, as discussed under “— Acceleration Upon Minimum Indicative Value”. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, or termination of your Securities, nor will it reflect hedging or other transactional costs, credit considerations, market liquidity or bid-offer spreads. The levels of the relevant Index provided by the Index Calculation Agent specified in Principal Terms” above will not necessarily reflect the depth and liquidity of the relevant Index Constituent Securities. For this reason and others, the actual trading price of the Securities of any series may be different from their indicative value.

The calculation of the intraday indicative value shall not constitute a recommendation or solicitation to conclude a transaction at the level stated, and should not be treated as giving investment advice.

The publishing of the intraday indicative value of any series of the Securities by Bloomberg or any other publicly available information provider specified “Principal Terms” above may occasionally be subject to delay or postponement. The actual trading price any series of the Securities may be different from their intraday indicative value.

The intraday indicative value of any series of the Securities published at least every 15 seconds during the NYSE Arca’s Core Trading Session, which is currently from 9:30 a.m. to 4:00 p.m., New York City time, will be based on the intraday indicative values of the relevant Index, and may not be equal to the payment at maturity or call, or upon early redemption or acceleration. These intraday indicative value calculations will be prepared as of a particular time and date and will therefore not reflect subsequent changes in market values or prices or in any other factors relevant to their determination.

Split or Reverse Split of the Securities

Should the Current Principal Amount of any series of Securities on any Trading Day be above $100.00, we may, but are not obligated to, initiate a 4- for-1 split of your Securities. Should the Current Principal Amount on any Trading Day be below $10.00, we may, but are not obligated to, initiate a 1-for-4 reverse split of your Securities. If the Current Principal Amount of a series of Securities is greater than $100.00 or below $10.00 on any Trading Day, and we decide to initiate a split or reverse split, as applicable, such date shall be deemed to be the “announcement date”, and we will issue a notice to holders of the relevant Securities and press release announcing the split or reverse split, specifying the effective date of the split or reverse split.

If the Securities undergo a split, we will adjust the terms of the Securities accordingly. If the Securities undergo a 4:1 split, every investor who holds a Security via The Depository Trust Company (“DTC”) on the relevant record date will, after the split, hold four Securities, and adjustments will be made as described below. The record date for the split will be the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be divided by four to reflect the 4:1 split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

In the case of a reverse split, we reserve the right to address odd numbers of Securities (commonly referred to as “partials”) in a manner determined by us in our sole discretion. If the Securities undergo a 1:4 reverse split, every investor who holds four Securities via DTC on the relevant record date will, after the reverse split, hold only one Security and adjustments will be made as described below. The record date for the reverse split will be on the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be multiplied by four to reflect the 1:4 reverse split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The reverse split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

Holders who own a number of Securities on the record date that is not evenly divisible by four will receive the same treatment as all other holders for the maximum number of Securities they hold which is evenly divisible by four, and we will have the right to compensate holders for their remaining or “partial” Securities in a manner determined by us in our sole discretion. Our current intention is to provide holders with a cash payment for their partials on the 17th Business Day following the announcement date in an amount equal to the appropriate percentage of the closing indicative value of the reverse split-adjusted Securities on the 14th Business Day following the announcement date. For example, a holder who held 23 Securities via DTC on the record date would receive five post-reverse split Securities on the immediately following Business Day, and a cash payment on the 17th Business Day following the announcement date that is equal to 3/4ths of the Current Principal Amount of the reverse split-adjusted Securities on the 14th Business Day following the announcement date.

General Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described under “Medium-Term Notes, Series A” above. The terms described here supplement those described in “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each monthly Coupon Payment Date you may receive an amount in cash equal to the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

If the Reference Distribution Amount on such Coupon Valuation Date is zero, you will not receive any Coupon Amount on the related Coupon Payment Date. The final Coupon Amount will be included in the Cash Settlement Amount at maturity if on the Calculation Date the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Reference Distribution Amount” is (i) as of the first Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the Initial Trade Date to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of such securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Reference Distribution Amount in the manner described in “Principal Terms” above. Cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment of Additional Amounts”.

The “Coupon Payment Date” means the 15th Trading Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date.

The “Coupon Record Date” means the ninth Trading Day following each Coupon Valuation Date.

The “Coupon Valuation Date”, unless specified otherwise in “Principal Terms” above, means the 30th of each month, and the 28th day of February, of each calendar year during the term of the Securities or if such date is not a Trading Day, then the first Trading Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date.

The “Coupon Ex-Date”, with respect to a Coupon Amount, means the first Trading Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Trading Day prior to the applicable Coupon Record Date.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index Constituent Security equal to two times (i) the published unit weighting of that security as of that date, as described in “Principal Terms” above, divided by (ii) the product of (a) the “Index Divisor” specified in “Principal Terms” above as of that date, and (b) the Monthly Initial Closing Level divided by the Current Principal Amount.

“record date” means, with respect to a distribution on a relevant Index Constituent Security, the date on which a holder of such security must be registered as a unitholder of such security in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on a relevant Index Constituent Security, the first Business Day on which transactions in such security trade on the primary exchange or market of trading for such security without the right to receive such distribution.

Coupon Amounts will be paid in U.S. dollars, and will be subject to exchange rate risk if the cash distributions paid on the Index Constituent Securities are paid in non-U.S. dollar currencies. See “Risk Factors — The Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount may be subject to exchange rate risk”. Coupon Amounts may also be reduced in the event of withholding taxes imposed by the taxing authority of the applicable Index Constituent on the cash distributions on the Index Constituent Securities and for any fees related to such cash distributions. See “Risk Factors — The calculation of the Reference Distribution Amount and Stub Reference Distribution Amount may have to take into account withholding taxes and applicable fees, consequently reducing the Coupon Amount”.

Cash Settlement Amount at Maturity

The “Maturity Date” for each series of Securities will be the third Trading Day after the last Trading Day in the applicable Measurement Period, which we refer to in this section “— Cash Settlement Amount at Maturity” as the “Final Measurement Period”. The scheduled Maturity Date will be identified in “Principal Terms” above.

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to (a) the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the Final Measurement Period, plus (b) the final Coupon Amount if on such last Trading Day the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, plus (c) the Stub Reference Distribution Amount as of such last Trading Day, if any, minus (d) the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Cash Settlement Amount”.

If the amount calculated above is less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees in order for you to receive an aggregate amount over the term of the Securities of any series equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity.

The “Stub Reference Distribution Amount” as of the last Trading Day in the applicable Measurement Period or as of the Redemption Valuation Date, as applicable, is an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if such Redemption Valuation Date or the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from but excluding, the Initial Trade Date) to, and including, such last Trading Day of such Measurement Period or such Redemption Valuation Date, as applicable;  provided that, for the purpose of calculating the Stub Reference Distribution Amount as of such last Trading Day of such Measurement Period, the Reference Holder will be deemed to hold on each Trading Day in such Measurement Period ((t-d)/t) of the shares of such securities it would otherwise hold on each of the Trading Days in such Measurement Period beginning on the second Trading Day in such Measurement Period until and including the final Trading Day in such Measurement Period. For purposes of this definition, d = the number of Trading Days that have occurred in the applicable Measurement Period. For purposes of this definition, “t” equals the number of Trading Days in “Principal Terms” above. Such cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer – Payment of Additional Amounts”. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Stub Reference Distribution Amount in the manner described in “Principal Terms” above.

The Accrued Fees will be calculated as of the last Trading Day in the Final Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

On the Initial Trade Date, the Accrued Financing Charge for each Security will be $0.

The “Accrued Financing Charge” as of the last Trading Day in the Final Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Accrued Tracking Fee” as of the last Trading Day in the Final Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such last Trading Day and the denominator of which is 365.

The “Annual Tracking Fee” is, as of any date of determination, an amount per Security equal to the product of (i) the Annual Tracking Rate and (ii) the Current Indicative Value as of the immediately preceding Trading Day.

The “Annual Tracking Rate” is a per annum rate described in “Principal Terms” above.

The “Current Indicative Value” is, as determined by the Calculation Agent as of any date of determination, an amount per Security of any series equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, calculated using the Index Closing Level on such date as the Index Valuation Level.

The “Principal Amount” of each Security is $25.00. Each series of the Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Principal Amount.

For the Initial Calendar Month, the Current Principal Amount will equal $25.00 per Security of the applicable series. For each subsequent calendar month, the Current Principal Amount for each Security of that series will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date — Accrued Fees on the applicable Monthly Valuation Date

If any series of the Securities undergoes a split or reverse split, the Current Principal Amount of that series will be adjusted accordingly.

For each calendar month, the “Monthly Reset Date” is the first Trading Day of the month specified in “Principal Terms” above, subject to adjustment as described under “— Market Disruption Event”;  provided, however, that no Monthly Reset Date will occur on or after the Call Valuation Date or the Acceleration Date.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Trading Day of the previous calendar month subject to adjustment as described under “— Market Disruption Event”. The Monthly Valuation Date specified in “Principal Terms” above.

The Index Factor will be calculated as follows:

1 + (2 × Index Performance Ratio)

The Index Performance Ratio on any Monthly Valuation Date, any Redemption Valuation Date, or as of the last Trading Day in the Final Measurement Period, as applicable, will be:

Index Valuation Level — Monthly Initial Closing Level
Monthly Initial Closing Level

The “Index Valuation Level” will equal the arithmetic mean of the Index Closing Levels measured on each Trading Day during the Final Measurement Period, or the Index Closing Level on any Monthly Valuation Date or any Redemption Valuation Date, as determined by the Calculation Agent, provided that if the Redemption Valuation Date falls in the Final Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/t times (b) (i) the sum of the Index Closing Levels on each Trading Day from, and including, the Call Valuation Date, Acceleration Date or the Calculation Date, as applicable, to, but excluding, the date of determination, plus (ii) the number of Trading Days from and including the date of determination to and including the last Trading Day in such Measurement Period, times the Index Closing Level on such date of determination. For purposes of this definition, “t” equals the number of Trading Days in the Final Measurement Period.

The “Monthly Initial Closing Level” for the Initial Calendar Month is specified in “Principal Terms” above and will be the Index Closing Level on the applicable Initial Trade Date. For each subsequent calendar month, the Monthly Initial Closing Level on the Monthly Reset Date will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month.

The “Index Closing Level” is, for any series of the Securities, the closing level of the relevant Index as reported on Bloomberg and any other publicly available information provider specified in in “Principal Terms” above; provided, however, that if the Index Closing Level as reported on Bloomberg (or any successor) differs from the Index Closing Level as reported on such other information provider (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

The “Index Calculation Agent” will be the entity that calculates the level of the relevant Index and is specified in “Principal Terms” above.

The “Calculation Date” is specified in “Principal Terms” above.

The “Current Indicative Value”, as determined by the Calculation Agent as of any date of determination, is an amount per Security equal to the product of (i) the Current Principal Amount and (ii) the Index Factor of such date, using the Index Closing Level of such date as the Index Valuation Level.

Unless specified otherwise in “Principal Terms” above, “Trading Day” means any day on which (i) the value of the relevant Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the Index Constituent Securities in the relevant Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Early Redemption at the Option of the Holders

You may elect to require UBS to redeem your Securities, subject to a minimum redemption amount of at least 50,000 Securities of the same series. If you elect to have your Securities redeemed and have done so under the redemption procedures described below under “— Redemption Procedures”, you will receive payment for your Securities on the Redemption Date. The first and final Redemption Dates are specified in in “Principal Terms” above. For any early redemption, the applicable “Redemption Valuation Date” means the first Trading Day following the date on which you deliver a redemption notice to UBS in compliance with the redemption procedures. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities of the same series; however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities of any series. Any such reduction will be applied on a consistent basis for all holders of the Securities of the affected series at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the corresponding Redemption Valuation Date or, if such day is not a Business Day, the next following Business Day (the “Redemption Date”). In addition, if a call notice has been issued or if acceleration has been triggered, in each case with respect to any series of the Securities, the last Redemption Valuation Date for that series of Securities will be the fifth Trading Day prior to the Call Settlement Date or the Acceleration Settlement Date, as applicable. Any applicable Redemption Valuation Date is subject to adjustment as described under “— Market Disruption Event”.

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures”, for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the applicable Redemption Valuation Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding such Redemption Valuation Date if on that Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such Redemption Valuation Date, if any, minus

(d)           the Accrued Fees as of such Redemption Valuation Date, minus

(e)           the Redemption Fee.

We refer to this cash payment as the “Redemption Amount”.

If the amount calculated above is less than zero, the payment upon early redemption will be zero. We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

You may lose some or all of your investment upon early redemption. Because the Accrued Fees and the Redemption Fee reduce your final payment, the monthly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and the Redemption Fee, if applicable, less any Coupon Amounts and any Stub Reference Distribution Amount as of the Redemption Valuation Date, if any, in order for you to receive an aggregate amount over the term of the Securities equal to your initial investment in the Securities. If the monthly compounded leveraged return of the Index is insufficient to offset such a negative effect or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon early redemption.

The Accrued Fees will be calculated as of any Redemption Valuation Date as the sum of (i) the Accrued Tracking Fee as of such date and (ii) the Accrued Financing Charge as of such date.

The “Accrued Tracking Fee” as of any Redemption Valuation Date is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such Redemption Valuation Date, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), and the denominator of which is 365.

The “Accrued Financing Charge” as of any Redemption Valuation Date is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Redemption Fee” means, as of any date of determination for a series of Securities, an amount per Security equal to the product of (a) 0.125%, (b) the Current Principal Amount and (c) the Index Factor as of the applicable Redemption Valuation Date.

We discuss these matters in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Redemption and Payment”.

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner. Any series of Securities may trade at, above, or below its indicative value.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

  deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Trading Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a confirmation of redemption;
  deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;
  instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and
  cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

•         Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities of any series upon not less than eighteen calendar days’ prior notice to the holders of the Securities of that series, such redemption to occur on any Trading Day specified in “Principal Terms” above through and including the Maturity Date specified in “Principal Terms” above. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the applicable Measurement Period, which we refer to in this section “— UBS’s Call Right” as the “Call Measurement Period”, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Call Settlement Amount”.

If the amount calculated above is less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

If UBS issues a call notice on any Trading Day, the “Call Valuation Date” will be the fifth Trading Day following the Trading Day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Trading Day in the Call Measurement Period.

The holders will receive payment for their Securities on a date that is at least three, but not greater than six, Trading Days following the last Trading Day in the Call Measurement Period (the “Call Settlement Date”). We will inform you of such Call Settlement Date in the call notice. If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event”.

You may lose some or all of your investment at call. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at call.

The Accrued Fees will be calculated as of the last Trading Day in the Call Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Accrued Tracking Fee” as of the last Trading Day in the Call Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day, and the denominator of which is 365.

The “Accrued Financing Charge” as of last Trading Day in the Call Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day, times (ii) the Financing Rate as of such date, divided by (b) 360.

Acceleration Upon Minimum Indicative Value

If, at any time, the indicative value for any series of the Securities on any Trading Day (1) equals $5.00 or less or (2) decreases 60% in value from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date (each such day, an “Acceleration Date”), all issued and outstanding Securities of that series will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value of that series would later exceed $5.00 or would increase from the -60% level on such Acceleration Date or any subsequent Trading Day during the applicable Measurement Period, which we refer to in this section “— Acceleration Upon Minimum Indicative Value” as the “Acceleration Measurement Period”) for a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day of the Acceleration Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Acceleration Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Acceleration Amount”. If the minimum indicative value threshold of any series of Securities has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the that series of Securities.

You may lose some or all of your investment upon an acceleration upon minimum indicative value. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon an acceleration upon minimum indicative value.

The Accrued Fees will be calculated as of any date of determination for any series of Securities as the sum of (i) the Accrued Tracking Fee as of the last Trading Day of the Acceleration Measurement Period and (ii) the Accrued Financing Charge as of the last Trading Day of the Acceleration Measurement Period.

The “Accrued Tracking Fee” as of the last Trading Day of the Acceleration Measurement Period will be an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day or if the Acceleration occurs prior to the first initial Monthly Valuation Date, the period from but excluding the Initial Trade Date), as applicable, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Trading Day of the Acceleration Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Levels as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day (or if the Acceleration Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Acceleration Settlement Date” will be the third Trading Day following the last Trading Day of the Acceleration Measurement Period.

Subject to the prior verification by the Calculation Agent that the indicative value of $5.00 or less was accurately calculated by the Index Calculation Agent or that the decrease of 60% from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date was accurately calculated by the Index Calculation Agent, as applicable, and in each case with respect to a series of Securities, UBS must provide notice to the holders of that series of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the intraday indicative value of the Securities is calculated see “Valuation of the Index and the Securities”.

Calculation Agent

UBS Securities LLC will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Index Valuation Level, the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Accrued Financing Charge, the Financing Level, the Financing Rate, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Tracking Fee, the Annual Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, that we will pay you upon redemption, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant Index levels calculated by the Calculation Agent, as adjusted, the Coupon Ex-Dates, the Coupon Record Dates, the Coupon Amount, and whether any day is a Business Day or Trading Day. The Calculation Agent will also calculate any foreign exchange calculations necessary to determine the Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount in the event that cash distributions on the relevant Index Constituent Securities are made in non-U.S. dollar currencies. The Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the relevant Index has been discontinued and whether there has been a material change in the relevant Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent for any series of the Securities and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent for any series of the Securities from time to time without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption or acceleration, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, the Call Settlement Date, the Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Accrued Tracking Fee, the Accrued Financing Charge, the Redemption Amount and Redemption Fee, if any, per Security for any series of Securities, the Call Settlement Amount, if any, per Security for any series of Securities, the Acceleration Amount, if any, per Security for any series of Securities, and the Cash Settlement Amount, if any, per Security for any series of Securities, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., ..76545 would be rounded up to .7655);  and all dollar amounts paid on the aggregate principal amount of such Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the relevant Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the relevant Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the relevant Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

If the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount. If a Market Disruption Event occurs on any Monthly Valuation Date, the Index Closing Level for such Monthly Valuation Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date, Monthly Valuation Date or the Redemption Valuation Date, as applicable, occurring more than three Trading Days following the day originally scheduled to be such final Averaging Date, Monthly Valuation Date or Redemption Valuation Date. If the third Trading Day following the date originally scheduled to be the final Averaging Date, Monthly Valuation Date or Redemption Valuation Date, as applicable, is not a Trading Day or a Market Disruption Event has occurred or is continuing with respect to the relevant Index on such third Trading Day, the Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Trading Day but for such Market Disruption Event. If any Monthly Valuation Date is postponed as described above, the succeeding Monthly Reset Date will occur on the next Trading Day following the postponed Monthly Valuation Date.

An “Averaging Date” means each of the Trading Days during any Measurement Period, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the relevant Index, the Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a Market Disruption Event with respect to the relevant Index, in each case as determined by the Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of the Index Constituent Securities for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the relevant Index or to a material number of Index Constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the relevant Index is not published; or

(d)           in any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect.

The following events will not be Market Disruption Events with respect to the relevant Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the relevant Index or any Index Constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the relevant Index or any Index Constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Discontinuance of or Adjustments to the Relevant Index;  Alteration of Method of Calculation

If the Index Calculation Agent or another entity that publishes the Index (such other entity to be named in the in “Principal Terms” above) discontinues publication of or otherwise fails to publish the relevant Index, and the Index Calculation Agent or such other entity publishes a successor or substitute index that the Calculation Agent determines to be comparable to the discontinued relevant Index (such index being referred to herein as a “Successor Index”), then the Index Closing Level for such Successor Index will be determined by the Calculation Agent by reference to the Successor Index on the dates and at the times as of which the Index Closing Levels for such Successor Index are to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Calculation Agent discontinues publication of the relevant Index prior to, and such discontinuation is continuing on any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined and the Calculation Agent determines that no Successor Index is available at such time, or the Calculation Agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to, and such discontinuation is continuing on, any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined, then the Calculation Agent will determine the Index Closing Level using the closing level and published share weighting of each Index Constituent Security included in the relevant Index or Successor Index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions as described in the description of the relevant Index included in in “Principal Terms” above. In such event, the Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the relevant Index or Successor Index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the relevant Index or a Successor Index, or the value thereof, is changed in a material respect, or if the relevant Index or a Successor Index is in any other way modified so that the level of the relevant Index or such Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of the relevant Index or such Successor Index had such changes or modifications not been made, then the Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the relevant Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the levels for the relevant Index or such Successor Index with reference to the relevant Index or such Successor Index, as adjusted. The Calculation Agent will accordingly calculate the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Financing Level, the Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon redemption, if applicable, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant index levels calculated by the Calculation Agent, as adjusted. Accordingly, if the method of calculating the relevant Index or a Successor Index is modified so that the level of the relevant Index or such Successor Index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the relevant Index), which, in turn, causes the level of the relevant Index or such Successor Index to be a fraction of what it would have been if there had been no such modification, then the Calculation Agent will make such calculations and adjustments in order to arrive at a level for the relevant Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Redemption Price Upon Optional Tax Redemption

We have the right to redeem any series of the Securities in the circumstances described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Optional Tax Redemption”. If we exercise this right, the redemption price of that series of the Securities will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of any series of the Securities is accelerated, we will pay the default amount in respect of the principal of the that series of Securities at maturity. We describe the default amount below under “— Default Amount”.

In addition to the default amount described below, we will also pay the Coupon Amount per Security of the accelerated series, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment”, calculated as if the date of acceleration was the last Trading Day in the last applicable Measurement Period prior to the Maturity Date and the four Trading Days immediately preceding the date of acceleration were the corresponding Trading Days in such accelerated Measurement Period, with the fourth Trading Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Trading Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series A are entitled to take any action under the indenture, we will treat the outstanding principal amount of each series of Securities as the outstanding principal amount of the Medium-Term Notes, Series A constituted by that series of Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series A, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series A, accelerating the maturity of the Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants”.

Default Amount

The default amount for any series of the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities of the accelerated series. That cost will equal:

  the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

•         During the default quotation period for the Securities of the accelerated series, which we describe below, the holders of that series of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

  no quotation of the kind referred to above is obtained, or every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

•         If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

•         In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•         A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•         P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption or acceleration will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities”.

Modified Business Day

As described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Payment When Offices Are Closed”, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date.

Defeasance

Neither full defeasance nor covenant defeasance, as described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance”, will apply to the Securities.

Reissuances or Reopened Issues

We may issue additional Securities in amounts that exceed the amount specified in “ Principal Terms” above at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Amounts That We May Issue”.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities of any series and will have the same CUSIP number and will trade interchangeably with that series of the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

Additional Terms of the Securities

The general terms of the Securities described above are modified by the specific definitions and terms below.

“Intraday Indicative Value” means the approximate intrinsic economic value of the Securities calculated by NYSE Arca, Inc. and published on Bloomberg (based in part on information provided by the Index Sponsor) or a successor via the facilities on the Consolidated Tape Association under the symbol “FBGXIV”.

“Trading Day” means any day on which (i) trading is generally conducted on NYSE Arca and (ii) trading is generally conducted on the Primary Exchanges on which the Index Constituent Securities are traded, in each case as determined by the Calculation Agent.

“Primary Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, the primary exchange or market of trading for such Index Constituent Security or such constituent underlying a successor index.

25. ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN Series B due October 16, 2042

Principal Terms

Principal Amount: $450,000,000

Issuer: UBS AG (London Branch)

Initial Trade Date: October 8, 2015

Initial Settlement Date: October 14, 2015

Stated Principal Amount: $25.00 per Security

Underlying Index: The return on the Securities is linked to the performance of the MVIS US Mortgage REITs Index. The Index tracks the overall performance of publicly-traded mortgage REITs that are listed and incorporated in the United States and derive at least 50% of their revenues from mortgage-related activity.

Coupon Payment Dates: The 15th Trading Day following each Coupon Valuation Date, commencing on November 20, 2015 (subject to adjustment). The final Coupon Payment Date will be the Maturity Date.

Maturity Date: October 16, 2042, subject to adjustment.

Initial Coupon Valuation Date: October 30, 2015

Annual Tracking Rate: 0.40% per annum

Financing Spread: 0.40% per annum

First Redemption Date: October 15, 2015

Final Redemption Date: October 9, 2042

First Call Settlement Date: The first date that UBS may exercise its Call Right is October 17, 2016.

Current Principal Amount: For the period from the Initial Trade Date to the initial Monthly Valuation Date (such period, the “Initial Calendar Month”), the Current Principal Amount will equal $13.6835 per Security of any series. For each subsequent calendar month, the Current Principal Amount will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date - Accrued Fees on the applicable Monthly Valuation Date

If the Securities undergo a split or reverse split, the Current Principal Amount will be adjusted accordingly.

Current Indicative Value: The Current Indicative Value will be calculated as described below. As of October 7, 2015, the Current Indicative Value was 14.8663.

Monthly Initial Closing Level for the Initial Calendar Month: 283.2, the Index Closing Level on September 30, 2015.

Monthly Reset Dates: For each calendar month, the Monthly Reset Date is the first Trading Day of that month beginning on November 1, 2015 and ending on October 1, 2042, subject to adjustment..

Monthly Valuation Dates: For each Monthly Reset Date, the Monthly Valuation Date is the last Trading Day of the previous calendar month, beginning on October 30, 2015 and ending on September 30, 2042, subject to adjustment..

Index Sponsor and Index Calculation Agent: Solactive AG

Index Divisor: As of any date of determination, the divisor used by the Index Calculation Agent to calculate the level of the Index,

Calculation Date: October 7, 2042, unless that day is not a Trading Day, in which case the Calculation Date will be the next Trading Day, subject to adjustment..

Listing: The Securities are listed on NYSE Arca under the symbol “MRRL”. There can be no assurance that an active secondary market will develop; if it does, we expect that investors will purchase and sell the Securities primarily in this secondary market.

Indicative Value: The term “indicative value” refers to the value at a given time and date equal to (i) Current Principal Amount multiplied by the Index Factor calculated using the intraday indicative value of the relevant Index as of such time as the Index Valuation Level, plus (ii) assuming such time and date is the Redemption Valuation Date, the Coupon Amount with respect to the Coupon Valuation Date if on such Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred; plus (iii) the Stub Reference Distribution Amount, if any, as of such time and date, assuming such time and date is the Redemption Valuation Date, minus (iv) the Accrued Fees as of such time and date, assuming such time and date is the Redemption Valuation Date. The actual trading price of the Securities in the secondary market  may vary significantly from the indicative value.

Indicative Value Symbol of the Securities: The closing indicative value and of the Securities and the intraday indicative value of the Securities will be published on each Index Business Day under the ticker symbols: MRRLIV <INDEX> (Bloomberg); ^MRRL-IV (Yahoo! Finance)

Intraday Index Value: The “Intraday Index Value” means the value, as calculated by the Index Calculation Agent, of the Index, as published by Bloomberg under the symbol “MVMORT” and by Reuters under the symbol “.MVMORT”.

Accrued Tracking Fee: The Accrued Tracking Fee with respect to the initial Monthly Valuation Date is an amount equal to the product of: (a) the Annual Tracking Fee as of the initial Monthly Valuation Date and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, September 30, 2015, to, and including, the initial Monthly Valuation Date, and the denominator of which is 365.

The Accrued Tracking Fee with respect to any Monthly Valuation Date other than the first Monthly Valuation Date is an amount equal to the product of: (a) the Annual Tracking Fee as of such Monthly Valuation Date and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such Monthly Valuation Date, and the denominator of which is 365.

The Accrued Tracking Fee as of the last Trading Day of the applicable Measurement Period, or as of the Redemption Valuation Date, as applicable, is an amount equal to the product of: (a) the Annual Tracking Fee calculated as of the last Trading Day of such Measurement Period, or as of such Redemption Valuation Date, as applicable, and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, (i) such last Trading Day of such Measurement Period, or (ii) such Redemption Valuation Date (or if the Acceleration Date or Redemption Valuation Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, September 30, 2015), as applicable, and the denominator of which is 365.

Accrued Financing Charge: On the initial Monthly Valuation Date, the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, September 30, 2015 to, and including, the initial Monthly Valuation Date times (ii) the Financing Rate as of such date, divided by (b) 360. On any subsequent Monthly Valuation Date, the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including, the then current Monthly Valuation Date times (ii) the Financing Rate as of such date, divided by (b) 360. The Accrued Financing Charge as of the last Trading Day of the applicable Measurement Period, or as of any Redemption Valuation Date, as applicable, is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date (or, if the Redemption Valuation Date falls in the Initial Calendar Month, starting from, but excluding, September 30, 2015) to, and including, such last Trading Day in such Measurement Period, or such Redemption Valuation Date, as applicable, times (ii) the Financing Rate as of such date, divided by (b) 360. The Accrued Financing Charge seeks to compensate UBS for providing investors with the potential to receive a leveraged participation in movements in the Index Closing Level and is intended to approximate the financing costs that investors may have otherwise incurred had they sought to borrow funds at a similar rate from a third party to invest in the Securities. These charges accrue on a daily basis during the applicable period.

Reference Distribution Amount: (i) As of the first Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding September 30, 2015 to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of such securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date.

Stub Reference Distribution Amount: The “Stub Reference Distribution Amount” as of the last Trading Day in the applicable Measurement Period or as of the Redemption Valuation Date, as applicable, is an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if such Redemption Valuation Date or the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from but excluding, September 30, 2015) to, and including, such last Trading Day of such Measurement Period or such Redemption Valuation Date, as applicable; provided that, for the purpose of calculating the Stub Reference Distribution Amount as of such last Trading Day of such Measurement Period, the Reference Holder will be deemed to hold on each Trading Day in such Measurement Period ((t-d)/t) of the shares of such securities it would otherwise hold on each of the Trading Days in such Measurement Period beginning on the second Trading Day in such Measurement Period until and including the final Trading Day in such Measurement Period. For purposes of this definition, d = the number of Trading Days that have occurred in the applicable Measurement Period. For purposes of this definition, “t” equals the number of Trading Days in the applicable Measurement Period. Such cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer – Payment of Additional Amounts”. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount.

Index Symbol: RMZ <Index> (Bloomberg); .RMZ (Reuters)

Intraday Indicative Value Symbol of the Securities: LRETIV <Index> (Bloomberg); ^LRET-IV (Yahoo! Finance)

CUSIP No. 90274D432

ISIN No. US90274D4328

Valuation of the Index and the Securities

Intraday Index Values

 On each Trading Day, the Index Calculation Agent will calculate and publish the intraday indicative value of the relevant Index (the “Intraday Index Value”) every 15 seconds during normal trading hours on Bloomberg L.P. (“Bloomberg”) or any other publicly available information provider specified in “Principal Terms” above under a ticker symbol identified in such section. The actual relevant Index Closing Level may vary, and on a cumulative basis over the term of any series of the Securities may vary significantly, from the Intraday Index Value.

The Intraday Index Value calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The Intraday Index Value published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

 Intraday Security Values

An intraday “indicative value” meant to approximate the expected trading value of each series of the Securities in a liquid market, will be calculated by the Index Calculation Agent specified in “Principal Terms” above and published by Bloomberg (based in part on information provided by such Index Calculation Agent) or any other publicly available information provider specified in Principal Terms” above (or a successor) via the facilities on the Consolidated Tape Association under a symbol to be identified Principal Terms” above. In connection with your Securities, we use the term “indicative value” to refer to the value at a given time and date equal to (i) Current Principal Amount multiplied by the Index Factor calculated using the intraday indicative value of the relevant Index as of such time as the Index Valuation Level, plus (ii) assuming such time and date is the Redemption Valuation Date, the Coupon Amount with respect to the Coupon Valuation Date if on such Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred; plus (iii) the Stub Reference Distribution Amount, if any, as of such time and date, assuming such time and date is the Redemption Valuation Date, minus (iv) the Accrued Fees as of such time and date, assuming such time and date is the Redemption Valuation Date.

The intraday indicative value calculation will be used to determine whether any series of the Securities will be accelerated, as discussed under “— Acceleration Upon Minimum Indicative Value”. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, or termination of your Securities, nor will it reflect hedging or other transactional costs, credit considerations, market liquidity or bid-offer spreads. The levels of the relevant Index provided by the Index Calculation Agent specified in Principal Terms” above will not necessarily reflect the depth and liquidity of the relevant Index Constituent Securities. For this reason and others, the actual trading price of the Securities of any series may be different from their indicative value.

The calculation of the intraday indicative value shall not constitute a recommendation or solicitation to conclude a transaction at the level stated, and should not be treated as giving investment advice.

The publishing of the intraday indicative value of any series of the Securities by Bloomberg or any other publicly available information provider specified “Principal Terms” above may occasionally be subject to delay or postponement. The actual trading price any series of the Securities may be different from their intraday indicative value.

The intraday indicative value of any series of the Securities published at least every 15 seconds during the NYSE Arca’s Core Trading Session, which is currently from 9:30 a.m. to 4:00 p.m., New York City time, will be based on the intraday indicative values of the relevant Index, and may not be equal to the payment at maturity or call, or upon early redemption or acceleration. These intraday indicative value calculations will be prepared as of a particular time and date and will therefore not reflect subsequent changes in market values or prices or in any other factors relevant to their determination.

Split or Reverse Split of the Securities

Should the Current Principal Amount of any series of Securities on any Trading Day be above $100.00, we may, but are not obligated to, initiate a 4- for-1 split of your Securities. Should the Current Principal Amount on any Trading Day be below $10.00, we may, but are not obligated to, initiate a 1-for-4 reverse split of your Securities. If the Current Principal Amount of a series of Securities is greater than $100.00 or below $10.00 on any Trading Day, and we decide to initiate a split or reverse split, as applicable, such date shall be deemed to be the “announcement date”, and we will issue a notice to holders of the relevant Securities and press release announcing the split or reverse split, specifying the effective date of the split or reverse split.

If the Securities undergo a split, we will adjust the terms of the Securities accordingly. If the Securities undergo a 4:1 split, every investor who holds a Security via The Depository Trust Company (“DTC”) on the relevant record date will, after the split, hold four Securities, and adjustments will be made as described below. The record date for the split will be the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be divided by four to reflect the 4:1 split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

In the case of a reverse split, we reserve the right to address odd numbers of Securities (commonly referred to as “partials”) in a manner determined by us in our sole discretion. If the Securities undergo a 1:4 reverse split, every investor who holds four Securities via DTC on the relevant record date will, after the reverse split, hold only one Security and adjustments will be made as described below. The record date for the reverse split will be on the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be multiplied by four to reflect the 1:4 reverse split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The reverse split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

Holders who own a number of Securities on the record date that is not evenly divisible by four will receive the same treatment as all other holders for the maximum number of Securities they hold which is evenly divisible by four, and we will have the right to compensate holders for their remaining or “partial” Securities in a manner determined by us in our sole discretion. Our current intention is to provide holders with a cash payment for their partials on the 17th Business Day following the announcement date in an amount equal to the appropriate percentage of the closing indicative value of the reverse split-adjusted Securities on the 14th Business Day following the announcement date. For example, a holder who held 23 Securities via DTC on the record date would receive five post-reverse split Securities on the immediately following Business Day, and a cash payment on the 17th Business Day following the announcement date that is equal to 3/4ths of the Current Principal Amount of the reverse split-adjusted Securities on the 14th Business Day following the announcement date.

 General Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described under “Medium-Term Notes, Series B” above. The terms described here supplement those described in “Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each monthly Coupon Payment Date you may receive an amount in cash equal to the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

If the Reference Distribution Amount on such Coupon Valuation Date is zero, you will not receive any Coupon Amount on the related Coupon Payment Date. The final Coupon Amount will be included in the Cash Settlement Amount at maturity if on the Calculation Date the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Reference Distribution Amount” is (i) as of the first Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the Initial Trade Date to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of such securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Reference Distribution Amount in the manner described in “Principal Terms” above. Cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium Term Notes, Series B” under “Description of Debt Securities We May Offer — Payment of Additional Amounts”.

The “Coupon Payment Date” means the 15th Trading Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date.

The “Coupon Record Date” means the ninth Trading Day following each Coupon Valuation Date.

The “Coupon Valuation Date”, unless specified otherwise in “Principal Terms” above, means the 30th of each month, and the 28th day of February, of each calendar year during the term of the Securities or if such date is not a Trading Day, then the first Trading Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date.

The “Coupon Ex-Date”, with respect to a Coupon Amount, means the first Trading Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Trading Day prior to the applicable Coupon Record Date.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index Constituent Security equal to two times (i) the published unit weighting of that security as of that date, as described in “Principal Terms” above, divided by (ii) the product of (a) the “Index Divisor” specified in “Principal Terms” above as of that date, and (b) the Monthly Initial Closing Level divided by the Current Principal Amount.

“record date” means, with respect to a distribution on a relevant Index Constituent Security, the date on which a holder of such security must be registered as a unitholder of such security in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on a relevant Index Constituent Security, the first Business Day on which transactions in such security trade on the primary exchange or market of trading for such security without the right to receive such distribution.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banking institutions in The City of New York, generally, are authorized or obligated by law, regulation or executive order to close.

Coupon Amounts will be paid in U.S. dollars, and will be subject to exchange rate risk if the cash distributions paid on the Index Constituent Securities are paid in non-U.S. dollar currencies. See “Risk Factors — The Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount may be subject to exchange rate risk”. Coupon Amounts may also be reduced in the event of withholding taxes imposed by the taxing authority of the applicable Index Constituent on the cash distributions on the Index Constituent Securities and for any fees related to such cash distributions. See “Risk Factors — The calculation of the Reference Distribution Amount and Stub Reference Distribution Amount may have to take into account withholding taxes and applicable fees, consequently reducing the Coupon Amount”.

Cash Settlement Amount at Maturity

The “Maturity Date” for each series of Securities will be the third Trading Day after the last Trading Day in the applicable Measurement Period, which we refer to in this section “— Cash Settlement Amount at Maturity” as the “Final Measurement Period”. The scheduled Maturity Date is identified in “Principal Terms” above.

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to:

(a)           the product of

(i)            the Current Principal Amount and

(ii)           the Index Factor as of the last Trading Day in the Final Measurement Period, plus

(b)           the final  Coupon Amount if on such last Trading Day the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, plus

(c)           the  Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Cash Settlement Amount”. If the amount so calculated is less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. The Accrued Fees will reduce your final payment. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and the Stub Reference Distribution Amount as of the last Trading Day in the Final Measurement Period, if any, you may be entitled to receive), or if the monthly compounded leveraged return of the Index is negative, you may lose some or all of your investment at maturity.

For the Initial Calendar Month, the “Current Principal Amount” will equal $25.00 per Security of any series. For each subsequent calendar month, the Current Principal Amount for each Security of that series will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date — Accrued Fees on the applicable Monthly Valuation Date

If any series of the Securities undergoes a split or reverse split, the Current Principal Amount of that series will be adjusted accordingly.

The Index Factor will be calculated as follows:

1 + (2 × Index Performance Ratio)

The Index Performance Ratio on any Monthly Valuation Date, any Redemption Valuation Date, or as of the last Trading Day in the Final Measurement Period, as applicable, will be:

Index Valuation Level — Monthly Initial Closing Level
Monthly Initial Closing Level

The “Index Valuation Level” will equal the arithmetic mean of the Index Closing Levels measured on each Trading Day during the Final

Measurement Period, or the Index Closing Level on any Monthly Valuation Date or any Redemption Valuation Date, as determined by the Calculation Agent, provided that if the Redemption Valuation Date falls in the Final Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/t times (b) (i) the sum of the Index Closing Levels on each Trading Day from, and including, the Call Valuation Date, Acceleration Date or the Calculation Date, as applicable, to, but excluding, the date of determination, plus (ii) the number of Trading Days from and including the date of determination to and including the last Trading Day in such Measurement Period, times the Index Closing Level on such date of determination. For purposes of this definition, “t” equals the number of Trading Days in the Final Measurement Period.

The “Monthly Initial Closing Level” for the Initial Calendar Month is specified in “Principal Terms” above is the Index Closing Level on the applicable Initial Trade Date. For each subsequent calendar month, the Monthly Initial Closing Level on the Monthly Reset Date will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month.

The “Index Closing Level” is, for any series of the Securities, the closing level of the relevant Index as reported on Bloomberg and any other publicly available information provider specified in “Principal Terms” above; provided, however, that if the Index Closing Level as reported on Bloomberg (or any successor) differs from the Index Closing Level as reported on such other information provider (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

The “Index Calculation Agent” will be the entity that calculates the level of the relevant Index and is specified in “Principal Terms” above.

The “Stub Reference Distribution Amount” as of the last Trading Day in the applicable Measurement Period or as of the Redemption Valuation Date, as applicable, is an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if such Redemption Valuation Date or the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from but excluding, the Initial Trade Date) to, and including, such last Trading Day of such Measurement Period or such Redemption Valuation Date, as applicable; provided that, for the purpose of calculating the Stub Reference Distribution Amount as of such last Trading Day of such Measurement Period, the Reference Holder will be deemed to hold on each Trading Day in such Measurement Period ((t-d)/t) of the shares of such securities it would otherwise hold on each of the Trading Days in such Measurement Period beginning on the second Trading Day in such Measurement Period until and including the final Trading Day in such Measurement Period. For purposes of this definition, d = the number of Trading Days that have occurred in the applicable Measurement Period. For purposes of this definition, “t” equals the number of Trading Days in the applicable Measurement Period. Such cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium Term Notes, Series B” under “Description of Debt Securities We May Offer — Payment of Additional Amounts”. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Stub Reference Distribution Amount in the manner described in “Principal Terms” above.

The Accrued Fees will be calculated as of the last Trading Day in the Final Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The Accrued Fees also take into account the performance of the Index, as measured by the Index Closing Level.

The “Accrued Tracking Fee” as of the last Trading Day in the Final Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such last Trading Day and the denominator of which is 365.

The “Annual Tracking Fee” is, as of any date of determination, an amount per Security equal to the product of (i) the Annual Tracking Rate and (ii) the Current Indicative Value as of the immediately preceding Trading Day.

The “Annual Tracking Rate” is a per annum rate described in “Principal Terms” above.

The “Current Indicative Value” is, as determined by the Calculation Agent as of any date of determination, an amount per Security of any series equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, calculated using the Index Closing Level on such date as the Index Valuation Level.

On the Initial Trade Date, the Accrued Financing Charge for each Security will be $0.

The “Accrued Financing Charge” as of the last Trading Day in the Final Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

The Financing Rate will equal the sum of (a) the “Financing Spread” specified “Principal Terms” above and (b) the London interbank offered rate (British Banker’s Association) for three-month deposits in U.S. Dollars, which is displayed on Reuters page LIBOR01 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks, as determined by the Calculation Agent), as of 11:00 a.m., London time, on the day that is two London business days prior to the immediately preceding Monthly Valuation Date. “London business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in London generally are authorized or obligated by law, regulation or executive order to close and is also a day on which dealings in U.S. dollars are transacted in the London interbank market.

The “Stated Principal Amount” of each Security is $25.00. Each series of the Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Stated Principal Amount.

For each calendar month, the “Monthly Reset Date” is the first Trading Day of the month specified “Principal Terms” above, subject to adjustment as described under “— Market Disruption Event”;  provided, however, that no Monthly Reset Date will occur on or after the Call Valuation Date or the Acceleration Date.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Trading Day of the previous calendar month subject to adjustment as described under “— Market Disruption Event”. The Monthly Valuation Date is specified in “Principal Terms” above.

The “Calculation Date” is specified in “Principal Terms” above.

Unless specified otherwise in “Principal Terms” above, “Trading Day” means any day on which (i) the value of the relevant Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the Index Constituent Securities in the relevant Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Early Redemption at the Option of the Holders

You may elect to require UBS to redeem your Securities, subject to a minimum redemption amount of at least 50,000 Securities of the same series. If you elect to have your Securities redeemed and have done so under the redemption procedures described below under “— Redemption Procedures”, you will receive payment for your Securities on the Redemption Date. The first and final Redemption Dates is specified in “Principal Terms” above. For any early redemption, the applicable “Redemption Valuation Date” means the first Trading Day following the date on which you deliver a redemption notice to UBS in compliance with the redemption procedures. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities of the same series;  however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities of any series. Any such reduction will be applied on a consistent basis for all holders of the Securities of the affected series at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the corresponding Redemption Valuation Date or, if such day is not a Business Day, the next following Business Day (the “Redemption Date”). In addition, if a call notice has been issued or if acceleration has been triggered, in each case with respect to any series of the Securities, the last Redemption Valuation Date for that series of Securities will be the fifth Trading Day prior to the Call Settlement Date or the Acceleration Settlement Date, as applicable. Any applicable Redemption Valuation Date is subject to adjustment as described under “— Market Disruption Event”.

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures”, for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to:

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the applicable Redemption Valuation Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding such Redemption Valuation Date if on that Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such Redemption Valuation Date, if any, minus

(d)           the Accrued Fees as of such Redemption Valuation Date, minus

(e)           the Redemption Fee.

We refer to this cash payment as the “Redemption Amount”.

If the amount calculated above is equal to or less than zero, the payment upon early redemption will be zero. We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

You may lose some or all of your investment upon early redemption. The Accrued Fees and the Redemption Fee will reduce your final payment. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees and the Redemption Fee, if applicable (less any Coupon Amounts and the Stub Reference Distribution Amount as of the Redemption Valuation Date, if any, you may be entitled to receive), or if the monthly compounded leveraged return of the Index is negative, you may lose some or all of your investment upon early redemption.

The Accrued Fees will be calculated as of any Redemption Valuation Date as the sum of (i) the Accrued Tracking Fee as of such date and (ii) the Accrued Financing Charge as of such date.

The Accrued Fees also take into account the performance of the Index, as measured by the Index Closing Level.

The “Accrued Tracking Fee” as of any Redemption Valuation Date is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such Redemption Valuation Date, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), and the denominator of which is 365.

The “Accrued Financing Charge” as of any Redemption Valuation Date is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Redemption Fee” means, as of any date of determination for a series of Securities, an amount per Security equal to the product of (a) 0.125%, (b) the Current Principal Amount and (c) the Index Factor as of the applicable Redemption Valuation Date.

We discuss these matters in “Medium Term Notes, Series B” under “Description of Debt Securities We May Offer — Redemption and Payment”.

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner. Any series of Securities may trade at, above, or below its indicative value.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

•         deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Trading Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a confirmation of redemption;

•         deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

•         instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and

•         cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities of any series upon not less than eighteen calendar days’ prior notice to the holders of the Securities of that series, such redemption to occur on any Trading Day specified in “Principal Terms” above through and including the Maturity Date specified in “Principal Terms” above. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to:

(a)           the product of

(i)            the Current Principal Amount and

(ii)           the Index  Factor as of the last Trading Day in the applicable Measurement Period, which we refer to in this section “— UBS’s Call Right” as the “Call Measurement Period,”plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Call Settlement Amount”.

If the amount calculated above is equal to or less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

If UBS issues a call notice on any Trading Day, the “Call Valuation Date” will be the fifth Trading Day following the Trading Day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Trading Day in the Call Measurement Period.

The holders will receive payment for their Securities on a date that is at least three, but not greater than six, Trading Days following the last Trading Day in the Call Measurement Period (the “Call Settlement Date”). We will inform you of such Call Settlement Date in the call notice. If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event”.

You may lose some or all of your investment at call. The Accrued Fees will reduce your final payment. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and the Stub Reference Distribution Amount as of the last Trading Day in the Call Measurement Period, if any, you may be entitled to receive), or if the monthly compounded leveraged return of the Index is negative, you may lose some or all of your investment at call.

The Accrued Fees will be calculated as of the last Trading Day in the Call Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The Accrued Fees also take into account the performance of the Index, as measured by the Index Closing Level.

The “Accrued Tracking Fee” as of the last Trading Day in the Call Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Trading Day in the Call Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day, times (ii) the Financing Rate as of such date, divided by (b) 360.

Acceleration Upon Minimum Indicative Value

If, at any time, the indicative value for any series of the Securities on any Trading Day (1) equals $5.00 or less or (2) decreases 60% in value from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date (each such day, an “Acceleration Date”), all issued and outstanding Securities of that series will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value of that series would later exceed $5.00 or would increase from the -60% level on such Acceleration Date or any subsequent Trading Day during the applicable Measurement Period, which we refer to in this section “— Acceleration Upon Minimum Indicative Value” as the “Acceleration Measurement Period”) for a cash payment equal to:

(a)           the product of

(i)            the Current Principal Amount and

(ii)           the Index Factor as of the last Trading Day of the Acceleration Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Acceleration Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Acceleration Amount”. If the minimum indicative value threshold of any series of Securities has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in that series of Securities.

You may lose some or all of your investment upon an acceleration upon minimum indicative value. The Accrued Fees will reduce your final payment. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and the Stub Reference Distribution Amount as of the last Trading Day in the Acceleration Measurement Period, if any, you may be entitled to receive), or if the monthly compounded leveraged return of the Index is negative, you may lose some or all of your investment upon an acceleration upon minimum indicative value.

The Accrued Fees will be calculated as of any date of determination for any series of Securities as the sum of (i) the Accrued Tracking Fee as of the last Trading Day of the Acceleration Measurement Period and (ii) the Accrued Financing Charge as of the last Trading Day of the Acceleration Measurement Period.

The Accrued Fees also take into account the performance of the Index, as measured by the Index Closing Level.

The “Accrued Tracking Fee” as of the last Trading Day of the Acceleration Measurement Period will be an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day or if the Acceleration occurs prior to the first initial Monthly Valuation Date, the period from but excluding the Initial Trade Date), as applicable, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Trading Day of the Acceleration Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Levels as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day (or if the Acceleration Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Acceleration Settlement Date” will be the third Trading Day following the last Trading Day of the Acceleration Measurement Period.

Subject to the prior verification by the Calculation Agent that the indicative value of $5.00 or less was accurately calculated by the Index Calculation Agent or that the decrease of 60% from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date was accurately calculated by the Index Calculation Agent, as applicable, and in each case with respect to a series of Securities, UBS must provide notice to the holders of that series of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the intraday indicative value of the Securities is calculated see “Valuation of the Index and the Securities”.

General Terms of the Securities

Calculation Agent

UBS Securities LLC will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Index Valuation Level, the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Monthly Initial Closing Level, the Index Closing Level, the Accrued Fees, the Accrued Financing Charge, the Financing Level, the Financing Rate, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Tracking Fee, the Annual Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, that we will pay you upon redemption, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant Index levels calculated by the Calculation Agent, as adjusted, the Final Measurement Period, the Call Settlement Date, the Call Valuation Date, the Call Measurement Period, the Acceleration Date, the Acceleration Measurement Period, the Coupon Payment Dates, the Coupon Valuation Dates, the Coupon Ex-Dates, the Coupon Record Dates, and whether any day is a Business Day or Trading Day. The Calculation Agent will also calculate any foreign exchange calculations necessary to determine the Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount in the event that cash distributions on the relevant Index Constituent Securities are made in non-U.S. dollar currencies. The Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the relevant Index has been discontinued and whether there has been a material change in the relevant Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent for any series of the Securities and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent for any series of the Securities from time to time without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption or acceleration, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, the Call Settlement Date, the Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Accrued Tracking Fee, the Accrued Financing Charge, the Redemption Amount and Redemption Fee, if any, per Security for any series of Securities, the Call Settlement Amount, if any, per Security for any series of Securities, the Acceleration Amount, if any, per Security for any series of Securities, and the Cash Settlement Amount, if any, per Security for any series of Securities, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., ..76545 would be rounded up to .7655);  and all dollar amounts paid on the aggregate principal amount of such Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the relevant Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the relevant Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the relevant Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

If the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount. If a Market Disruption Event occurs on any Monthly Valuation Date, the Index Closing Level for such Monthly Valuation Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date, Monthly Valuation Date or the Redemption Valuation Date, as applicable, occurring more than three Trading Days following the day originally scheduled to be such final Averaging Date, Monthly Valuation Date or Redemption Valuation Date. If the third Trading Day following the date originally scheduled to be the final Averaging Date, Monthly Valuation Date or Redemption Valuation Date, as applicable, is not a Trading Day or a Market Disruption Event has occurred or is continuing with respect to the relevant Index on such third Trading Day, the Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Trading Day but for such Market Disruption Event. If any Monthly Valuation Date is postponed as described above, the succeeding Monthly Reset Date will occur on the next Trading Day following the postponed Monthly Valuation Date.

An “Averaging Date” means each of the Trading Days during any Measurement Period, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the relevant Index, the Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a “Market Disruption Event” with respect to the relevant Index, in each case as determined by the Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of the Index Constituent Securities for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the relevant Index or to a material number of Index Constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the relevant Index is not published; or

(d)           in any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect as described in the section entitled “Use of Proceeds and Hedging”.

The following events will not be Market Disruption Events with respect to the relevant Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the relevant Index or any Index Constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the relevant Index or any Index Constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Discontinuance of or Adjustments to the Relevant Index;  Alteration of Method of Calculation

If the Index Calculation Agent or another entity that publishes the Index (such other entity to be named in “Principal Terms” above) discontinues publication of or otherwise fails to publish the relevant Index, and the Index Calculation Agent or such other entity publishes a successor or substitute index that the Calculation Agent determines to be comparable to the discontinued relevant Index (such index being referred to herein as a “Successor Index”), then the Index Closing Level for such Successor Index will be determined by the Calculation Agent by reference to the Successor Index on the dates and at the times as of which the Index Closing Levels for such Successor Index are to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Calculation Agent discontinues publication of the relevant Index prior to, and such discontinuation is continuing on any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined and the Calculation Agent determines that no Successor Index is available at such time, or the Calculation Agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to, and such discontinuation is continuing on, any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined, then the Calculation Agent will determine the Index Closing Level using the closing level and published share weighting of each Index Constituent Security included in the relevant Index or Successor Index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions as described in the description of the relevant Index included in “Principal Terms” above. In such event, the Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the relevant Index or Successor Index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the relevant Index or a Successor Index, or the value thereof, is changed in a material respect, or if the relevant Index or a Successor Index is in any other way modified so that the level of the relevant Index or such Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of the relevant Index or such Successor Index had such changes or modifications not been made, then the Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the relevant Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the levels for the relevant Index or such Successor Index with reference to the relevant Index or such Successor Index, as adjusted. The Calculation Agent will accordingly calculate the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, the Accrued Fees, the Accrued Tracking Fee, the Annual Tracking Fee, the Accrued Financing Charge, the Financing Level, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon redemption, if applicable, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant index levels calculated by the Calculation Agent, as adjusted. Accordingly, if the method of calculating the relevant Index or a Successor Index is modified so that the level of the relevant Index or such Successor Index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the relevant Index), which, in turn, causes the level of the relevant Index or such Successor Index to be a fraction of what it would have been if there had been no such modification, then the Calculation Agent will make such calculations and adjustments in order to arrive at a level for the relevant Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Redemption Price Upon Optional Tax Redemption

We have the right to redeem any series of the Securities in the circumstances described in “Medium Term Notes, Series B” under “Description of Debt Securities We May Offer — Optional Tax Redemption”. If we exercise this right, the redemption price of that series of the Securities will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of any series of the Securities is accelerated, we will pay the default amount in respect of the principal of that series of Securities at maturity. We describe the default amount below under “— Default Amount”.

In addition to the default amount described below, we will also pay the Coupon Amount per Security of the accelerated series, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment”, calculated as if the date of acceleration was the last Trading Day in the last applicable Measurement Period prior to the Maturity Date and the four Trading Days immediately preceding the date of acceleration were the corresponding Trading Days in such accelerated Measurement Period, with the fourth Trading Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Trading Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series B, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss default and waiver in “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants”.

Default Amount

The default amount for any series of the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities of the accelerated series. That cost will equal:

•         the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•         the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities of the accelerated series, which we describe below, the holders of that series of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest or, if there is only one, the only quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

•         no quotation of the kind referred to above is obtained, or

•         every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

(a)A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

(b)P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption or acceleration will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities”.

Modified Business Day

As described in in “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Payment When Offices Are Closed”, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date.

Defeasance

Neither full defeasance nor covenant defeasance, as described in “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance”, applies to the Securities.

Reissuances or Reopened Issues

We may issue additional Securities in amounts that exceed the amount specified in “Principal Terms” above at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Amounts That We May Issue”.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities of any series and will have the same CUSIP number and will trade interchangeably with thatseries of the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

Additional Terms of the Securities

The general terms of the Securities are modified by the specific definitions and terms below, in addition to the specific terms of the Securities elsewhere in this section.

“Trading Day” means any day on which (i) the value of the Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the Primary Exchange on which the Index Constituent Securities are traded, in each case as determined by the Calculation Agent in its sole discretion.

“Primary Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, the primary exchange or market of trading for such Index Constituent Security or such constituent underlying a successor index.

As used throughout this section and, in particular, in the definitions of “Reference Distribution Amount” and “Stub Reference Distribution Amount”, the term “cash distributions” includes only ordinary cash dividends or distributions, but excludes special cash dividends or distributions. Such “cash distributions” will also be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent. Information about relevant withholding tax rates can be found at the Index Sponsor’s website at the MVIS Website. That information is proprietary to the Index Sponsor and is subject to change, and is not a part of, or incorporated by reference in, this document.

26. ETRACS Monthly Pay 2xLeveraged Diversified High Income ETN due November 12, 2043

Principal Terms:

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

Initial Trade Date: November 12, 2013

Initial Settlement Date: November 15, 2013

Initial Term: 30 years, subject to your right to receive payment for your Securities upon redemption, acceleration upon minimum indicative value or exercise of the UBS Call Right, each as described below.

Stated Principal Amount: $25.00 per Security

Maturity Date: November 12, 2043, subject to adjustment

Coupon Payment Dates: The 15th Trading Day following each Coupon Valuation Date, commencing on July 23, 2012 (subject to adjustment). The final Coupon Payment Date will be the Maturity Date.

Initial Coupon Valuation Date: November 30, 2013

Underlying Index: The return on the Securities is linked to the performance of the NYSE® Diversified High Income Index. The Index measures the performance of a diversified basket of publicly-traded securities that historically have paid high dividends or distributions. The Index Constituent Securities must satisfy certain dividend or distribution yield and frequency criteria, liquidity criteria and other eligibility requirements.

Annual Tracking Rate: 0.85% per annum

Financing Spread (component of the Financing Rate): 0.40% per annum

First Redemption Date: November 22, 2013

Final Redemption Date: November 5, 2043

First Call Date: The first date that UBS may exercise its Call Right is November 17, 2014.

Monthly Initial Closing Level for the Initial Calendar Month: 989.3256, the Index Closing Level (as defined below) on the Initial Trade Date.

Monthly Reset Dates: For each calendar month, the Monthly Reset Date is the first Trading Day of that month beginning on December 1, 2013 and ending on November 1, 2043, subject to adjustment.

Monthly Valuation Dates: For each Monthly Reset Date, the Monthly Valuation Date is the last Trading Day of the previous calendar month, beginning on November 30, 2013 and ending on October 31,

2043, subject to adjustment.

Index Sponsor: NYSE Group, Inc.

Index Calculation Agent: NYSE Arca® (“NYSE Arca”)

Listing: The Securities are listed on the NYSE Arca under the symbol “DVHL”.

Calculation Date: November 2, 2043, unless that day is not a Trading Day, in which case the Calculation Date will be the next Trading Day, subject to adjustment.

Index Symbol: NYDVHI (NYSE and Bloomberg)

Intraday Indicative Value Symbol of the Securities: DVHLIV <INDEX> (Bloomberg); ^DVHL-IV (Yahoo! Finance)

CUSIP No. 90270L859

ISIN No. US90270L8596

Valuation of the Index and the Securities

Intraday Index Values

On each Trading Day, the Index Calculation Agent will calculate and publish the intraday indicative value of the relevant Index every 15 seconds during normal trading hours on Bloomberg L.P. (“Bloomberg”) or any other publicly available information provider specified in “Principal Terms” above under a ticker symbol identified in “Principal Terms” above. The actual relevant Index Closing Level may vary, and on a cumulative basis over the term of any series of the Securities may vary significantly, from the intraday indicative value of the Index.

The intraday indicative calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The intraday indicative value of the relevant Index published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

The Intraday Index Value calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The Intraday Index Value published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

Intraday Security Values

An intraday “indicative value” meant to approximate the expected trading value of each series of the Securities in a liquid market, will be calculated by the Index Calculation Agent specified in “Principal Terms” above and published by Bloomberg (based in part on information provided by such Index Calculation Agent) or any other publicly available information provider specified in Principal Terms” above (or a successor) via the facilities on the Consolidated Tape Association under a symbol to be identified Principal Terms” above. In connection with your Securities, we use the term “indicative value” to refer to the value at a given time and date equal to (i) Current Principal Amount multiplied by the Index Factor calculated using the intraday indicative value of the relevant Index as of such time as the Index Valuation Level, plus (ii) assuming such time and date is the Redemption Valuation Date, the Coupon Amount with respect to the Coupon Valuation Date if on such Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred; plus (iii) the Stub Reference Distribution Amount, if any, as of such time and date, assuming such time and date is the Redemption Valuation Date, minus (iv) the Accrued Fees as of such time and date, assuming such time and date is the Redemption Valuation Date.

The intraday indicative value calculation will be used to determine whether any series of the Securities will be accelerated, as discussed under “— Acceleration Upon Minimum Indicative Value”. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, or termination of your Securities, nor will it reflect hedging or other transactional costs, credit considerations, market liquidity or bid-offer spreads. The levels of the relevant Index provided by the Index Calculation Agent specified in Principal Terms” above will not necessarily reflect the depth and liquidity of the relevant Index Constituent Securities. For this reason and others, the actual trading price of the Securities of any series may be different from their indicative value.

The calculation of the intraday indicative value shall not constitute a recommendation or solicitation to conclude a transaction at the level stated, and should not be treated as giving investment advice.

The publishing of the intraday indicative value of any series of the Securities by Bloomberg or any other publicly available information provider specified “Principal Terms” above may occasionally be subject to delay or postponement. The actual trading price any series of the Securities may be different from their intraday indicative value.

The intraday indicative value of any series of the Securities published at least every 15 seconds during the NYSE Arca’s Core Trading Session, which is currently from 9:30 a.m. to 4:00 p.m., New York City time, will be based on the intraday indicative values of the relevant Index, and may not be equal to the payment at maturity or call, or upon early redemption or acceleration. These intraday indicative value calculations will be prepared as of a particular time and date and will therefore not reflect subsequent changes in market values or prices or in any other factors relevant to their determination.

Split or Reverse Split of the Securities

Should the Current Principal Amount of any series of Securities on any Trading Day be above $100.00, we may, but are not obligated to, initiate a 4- for-1 split of your Securities. Should the Current Principal Amount on any Trading Day be below $10.00, we may, but are not obligated to, initiate a 1-for-4 reverse split of your Securities. If the Current Principal Amount of a series of Securities is greater than $100.00 or below $10.00 on any Trading Day, and we decide to initiate a split or reverse split, as applicable, such date shall be deemed to be the “announcement date”, and we will issue a notice to holders of the relevant Securities and press release announcing the split or reverse split, specifying the effective date of the split or reverse split.

If the Securities undergo a split, we will adjust the terms of the Securities accordingly. If the Securities undergo a 4:1 split, every investor who holds a Security via The Depository Trust Company (“DTC”) on the relevant record date will, after the split, hold four Securities, and adjustments will be made as described below. The record date for the split will be the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be divided by four to reflect the 4:1 split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

In the case of a reverse split, we reserve the right to address odd numbers of Securities (commonly referred to as “partials”) in a manner determined by us in our sole discretion. If the Securities undergo a 1:4 reverse split, every investor who holds four Securities via DTC on the relevant record date will, after the reverse split, hold only one Security and adjustments will be made as described below. The record date for the reverse split will be on the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be multiplied by four to reflect the 1:4 reverse split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The reverse split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

Holders who own a number of Securities on the record date that is not evenly divisible by four will receive the same treatment as all other holders for the maximum number of Securities they hold which is evenly divisible by four, and we will have the right to compensate holders for their remaining or “partial” Securities in a manner determined by us in our sole discretion. Our current intention is to provide holders with a cash payment for their partials on the 17th Business Day following the announcement date in an amount equal to the appropriate percentage of the closing indicative value of the reverse split-adjusted Securities on the 14th Business Day following the announcement date. For example, a holder who held 23 Securities via DTC on the record date would receive five post-reverse split Securities on the immediately following Business Day, and a cash payment on the 17th Business Day following the announcement date that is equal to 3/4ths of the Current Principal Amount of the reverse split-adjusted Securities on the 14th Business Day following the announcement date.

General Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described under “Medium-Term Notes, Series A” above. The terms described here supplement those described in “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each monthly Coupon Payment Date you may receive an amount in cash equal to the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

If the Reference Distribution Amount on such Coupon Valuation Date is zero, you will not receive any Coupon Amount on the related Coupon Payment Date. The final Coupon Amount will be included in the Cash Settlement Amount at maturity if on the Calculation Date the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Reference Distribution Amount” is (i) as of the first Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose

“ex-dividend date” occurs during the period from and excluding the Initial Trade Date to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of such securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Reference Distribution Amount in the manner described in “Principal Terms” above. Cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment of Additional Amounts”.

The “Coupon Payment Date” means the 15th Trading Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date.

The “Coupon Record Date” means the ninth Trading Day following each Coupon Valuation Date.

The “Coupon Valuation Date”, unless specified otherwise in “Principal Terms” above, means the 30th of each month, and the 28th day of February, of each calendar year during the term of the Securities or if such date is not a Trading Day, then the first Trading Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date.

The “Coupon Ex-Date”, with respect to a Coupon Amount, means the first Trading Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Trading Day prior to the applicable Coupon Record Date.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index Constituent Security equal to two times (i) the published unit weighting of that security as of that date, as described in “Principal Terms” above, divided by (ii) the product of (a) the “Index Divisor” specified in “Principal Terms” above as of that date, and (b) the Monthly Initial Closing Level divided by the Current Principal Amount.

“record date” means, with respect to a distribution on a relevant Index Constituent Security, the date on which a holder of such security must be registered as a unitholder of such security in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on a relevant Index Constituent Security, the first Business Day on which transactions in such security trade on the primary exchange or market of trading for such security without the right to receive such distribution.

Coupon Amounts will be paid in U.S. dollars, and will be subject to exchange rate risk if the cash distributions paid on the Index Constituent Securities are paid in non-U.S. dollar currencies. See “Risk Factors — The Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount may be subject to exchange rate risk”. Coupon Amounts may also be reduced in the event of withholding taxes imposed by the taxing authority of the applicable Index Constituent on the cash distributions on the Index Constituent Securities and for any fees related to such cash distributions. See “Risk Factors — The calculation of the Reference Distribution Amount and Stub Reference Distribution Amount may have to take into account withholding taxes and applicable fees, consequently reducing the Coupon Amount”.

Cash Settlement Amount at Maturity

The “Maturity Date” for each series of Securities will be the third Trading Day after the last Trading Day in the applicable Measurement Period, which we refer to in this section “— Cash Settlement Amount at Maturity” as the “Final Measurement Period”. The scheduled Maturity Date will be identified in “Principal Terms” above.

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to (a) the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the Final Measurement Period, plus (b) the final Coupon Amount if on such last Trading Day the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, plus (c) the Stub Reference Distribution Amount as of such last Trading Day, if any, minus (d) the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Cash Settlement Amount”.

If the amount calculated above is less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees in order for you to receive an aggregate amount over the term of the Securities of any series equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity.

The “Stub Reference Distribution Amount” as of the last Trading Day in the applicable Measurement Period or as of the Redemption Valuation Date, as applicable, is an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if such Redemption Valuation Date or the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from but excluding, the Initial Trade Date) to, and including, such last Trading Day of such Measurement Period or such Redemption Valuation Date, as applicable;  provided that, for the purpose of calculating the Stub Reference Distribution Amount as of such last Trading Day of such Measurement Period, the Reference Holder will be deemed to hold on each Trading Day in such Measurement Period ((t-d)/t) of the shares of such securities it would otherwise hold on each of the Trading Days in such Measurement Period beginning on the second Trading Day in such Measurement Period until and including the final Trading Day in such Measurement Period. For purposes of this definition, d = the number of Trading Days that have occurred in the applicable Measurement Period. For purposes of this definition, “t” equals the number of Trading Days in “Principal Terms” above. Such cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer – Payment of Additional Amounts”. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Stub Reference Distribution Amount in the manner described in “Principal Terms” above.

The Accrued Fees will be calculated as of the last Trading Day in the Final Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

On the Initial Trade Date, the Accrued Financing Charge for each Security will be $0.

The “Accrued Financing Charge” as of the last Trading Day in the Final Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Accrued Tracking Fee” as of the last Trading Day in the Final Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such last Trading Day and the denominator of which is 365.

The “Annual Tracking Fee” is, as of any date of determination, an amount per Security equal to the product of (i) the Annual Tracking Rate and (ii) the Current Indicative Value as of the immediately preceding Trading Day.

The “Annual Tracking Rate” is a per annum rate described in “Principal Terms” above.

The “Current Indicative Value” is, as determined by the Calculation Agent as of any date of determination, an amount per Security of any series equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, calculated using the Index Closing Level on such date as the Index Valuation Level.

The “Principal Amount” of each Security is $25.00. Each series of the Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Principal Amount.

For the Initial Calendar Month, the Current Principal Amount will equal $25.00 per Security of the applicable series. For each subsequent calendar month, the Current Principal Amount for each Security of that series will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date — Accrued Fees on the applicable Monthly Valuation Date

If any series of the Securities undergoes a split or reverse split, the Current Principal Amount of that series will be adjusted accordingly.

For each calendar month, the “Monthly Reset Date” is the first Trading Day of the month specified in “Principal Terms” above, subject to adjustment as described under “— Market Disruption Event”;  provided, however, that no Monthly Reset Date will occur on or after the Call Valuation Date or the Acceleration Date.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Trading Day of the previous calendar month subject to adjustment as described under “— Market Disruption Event”. The Monthly Valuation Date specified in “Principal Terms” above.

The Index Factor will be calculated as follows:

1 + (2 × Index Performance Ratio)

The Index Performance Ratio on any Monthly Valuation Date, any Redemption Valuation Date, or as of the last Trading Day in the Final Measurement Period, as applicable, will be:

Index Valuation Level — Monthly Initial Closing Level
Monthly Initial Closing Level

The “Index Valuation Level” will equal the arithmetic mean of the Index Closing Levels measured on each Trading Day during the Final Measurement Period, or the Index Closing Level on any Monthly Valuation Date or any Redemption Valuation Date, as determined by the Calculation Agent, provided that if the Redemption Valuation Date falls in the Final Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/t times (b) (i) the sum of the Index Closing Levels on each Trading Day from, and including, the Call Valuation Date, Acceleration Date or the Calculation Date, as applicable, to, but excluding, the date of determination, plus (ii) the number of Trading Days from and including the date of determination to and including the last Trading Day in such Measurement Period, times the Index Closing Level on such date of determination. For purposes of this definition, “t” equals the number of Trading Days in the Final Measurement Period.

The “Monthly Initial Closing Level” for the Initial Calendar Month is specified in “Principal Terms” above and will be the Index Closing Level on the applicable Initial Trade Date. For each subsequent calendar month, the Monthly Initial Closing Level on the Monthly Reset Date will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month.

The “Index Closing Level” is, for any series of the Securities, the closing level of the relevant Index as reported on Bloomberg and any other publicly available information provider specified in in “Principal Terms” above; provided, however, that if the Index Closing Level as reported on Bloomberg (or any successor) differs from the Index Closing Level as reported on such other information provider (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

The “Index Calculation Agent” will be the entity that calculates the level of the relevant Index and is specified in “Principal Terms” above.

The “Calculation Date” is specified in “Principal Terms” above.

The “Current Indicative Value”, as determined by the Calculation Agent as of any date of determination, is an amount per Security equal to the product of (i) the Current Principal Amount and (ii) the Index Factor of such date, using the Index Closing Level of such date as the Index Valuation Level.

Unless specified otherwise in “Principal Terms” above, “Trading Day” means any day on which (i) the value of the relevant Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the Index Constituent Securities in the relevant Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Early Redemption at the Option of the Holders

You may elect to require UBS to redeem your Securities, subject to a minimum redemption amount of at least 50,000 Securities of the same series. If you elect to have your Securities redeemed and have done so under the redemption procedures described below under “— Redemption Procedures”, you will receive payment for your Securities on the Redemption Date. The first and final Redemption Dates are specified in in “Principal Terms” above. For any early redemption, the applicable “Redemption Valuation Date” means the first Trading Day following the date on which you deliver a redemption notice to UBS in compliance with the redemption procedures. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities of the same series; however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities of any series. Any such reduction will be applied on a consistent basis for all holders of the Securities of the affected series at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the corresponding Redemption Valuation Date or, if such day is not a Business Day, the next following Business Day (the “Redemption Date”). In addition, if a call notice has been issued or if acceleration has been triggered, in each case with respect to any series of the Securities, the last Redemption Valuation Date for that series of Securities will be the fifth Trading Day prior to the Call Settlement Date or the Acceleration Settlement Date, as applicable. Any applicable Redemption Valuation Date is subject to adjustment as described under “— Market Disruption Event”.

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures”, for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the applicable Redemption Valuation Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding such Redemption Valuation Date if on that Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such Redemption Valuation Date, if any, minus

(d)           the Accrued Fees as of such Redemption Valuation Date, minus

(e)           the Redemption Fee.

We refer to this cash payment as the “Redemption Amount”.

If the amount calculated above is less than zero, the payment upon early redemption will be zero. We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

You may lose some or all of your investment upon early redemption. Because the Accrued Fees and the Redemption Fee reduce your final payment, the monthly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and the Redemption Fee, if applicable, less any Coupon Amounts and any Stub Reference Distribution Amount as of the Redemption Valuation Date, if any, in order for you to receive an aggregate amount over the term of the Securities equal to your initial investment in the Securities. If the monthly compounded leveraged return of the Index is insufficient to offset such a negative effect or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon early redemption.

The Accrued Fees will be calculated as of any Redemption Valuation Date as the sum of (i) the Accrued Tracking Fee as of such date and (ii) the Accrued Financing Charge as of such date.

The “Accrued Tracking Fee” as of any Redemption Valuation Date is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such Redemption Valuation Date, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), and the denominator of which is 365.

The “Accrued Financing Charge” as of any Redemption Valuation Date is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Redemption Fee” means, as of any date of determination for a series of Securities, an amount per Security equal to the product of (a) 0.125%, (b) the Current Principal Amount and (c) the Index Factor as of the applicable Redemption Valuation Date.

We discuss these matters in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Redemption and Payment”.

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner. Any series of Securities may trade at, above, or below its indicative value.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

  deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Trading Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a confirmation of redemption;
  deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;
  instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and
  cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

•         Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities of any series upon not less than eighteen calendar days’ prior notice to the holders of the Securities of that series, such redemption to occur on any Trading Day specified in “Principal Terms” above through and including the Maturity Date specified in “Principal Terms” above. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the applicable Measurement Period, which we refer to in this section “— UBS’s Call Right” as the “Call Measurement Period”, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Call Settlement Amount”.

If the amount calculated above is less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

If UBS issues a call notice on any Trading Day, the “Call Valuation Date” will be the fifth Trading Day following the Trading Day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Trading Day in the Call Measurement Period.

The holders will receive payment for their Securities on a date that is at least three, but not greater than six, Trading Days following the last Trading Day in the Call Measurement Period (the “Call Settlement Date”). We will inform you of such Call Settlement Date in the call notice. If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event”.

You may lose some or all of your investment at call. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at call.

The Accrued Fees will be calculated as of the last Trading Day in the Call Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Accrued Tracking Fee” as of the last Trading Day in the Call Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day, and the denominator of which is 365.

The “Accrued Financing Charge” as of last Trading Day in the Call Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day, times (ii) the Financing Rate as of such date, divided by (b) 360.

Acceleration Upon Minimum Indicative Value

If, at any time, the indicative value for any series of the Securities on any Trading Day (1) equals $5.00 or less or (2) decreases 60% in value from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date (each such day, an “Acceleration Date”), all issued and outstanding Securities of that series will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value of that series would later exceed $5.00 or would increase from the -60% level on such Acceleration Date or any subsequent Trading Day during the applicable Measurement Period, which we refer to in this section “— Acceleration Upon Minimum Indicative Value” as the “Acceleration Measurement Period”) for a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day of the Acceleration Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Acceleration Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Acceleration Amount”. If the minimum indicative value threshold of any series of Securities has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the that series of Securities.

You may lose some or all of your investment upon an acceleration upon minimum indicative value. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon an acceleration upon minimum indicative value.

The Accrued Fees will be calculated as of any date of determination for any series of Securities as the sum of (i) the Accrued Tracking Fee as of the last Trading Day of the Acceleration Measurement Period and (ii) the Accrued Financing Charge as of the last Trading Day of the Acceleration Measurement Period.

The “Accrued Tracking Fee” as of the last Trading Day of the Acceleration Measurement Period will be an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day or if the Acceleration occurs prior to the first initial Monthly Valuation Date, the period from but excluding the Initial Trade Date), as applicable, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Trading Day of the Acceleration Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Levels as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day (or if the Acceleration Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Acceleration Settlement Date” will be the third Trading Day following the last Trading Day of the Acceleration Measurement Period.

Subject to the prior verification by the Calculation Agent that the indicative value of $5.00 or less was accurately calculated by the Index Calculation Agent or that the decrease of 60% from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date was accurately calculated by the Index Calculation Agent, as applicable, and in each case with respect to a series of Securities, UBS must provide notice to the holders of that series of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the intraday indicative value of the Securities is calculated see “Valuation of the Index and the Securities”.

Calculation Agent

UBS Securities LLC will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Index Valuation Level, the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Accrued Financing Charge, the Financing Level, the Financing Rate, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Tracking Fee, the Annual Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, that we will pay you upon redemption, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant Index levels calculated by the Calculation Agent, as adjusted, the Coupon Ex-Dates, the Coupon Record Dates, the Coupon Amount, and whether any day is a Business Day or Trading Day. The Calculation Agent will also calculate any foreign exchange calculations necessary to determine the Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount in the event that cash distributions on the relevant Index Constituent Securities are made in non-U.S. dollar currencies. The Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the relevant Index has been discontinued and whether there has been a material change in the relevant Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent for any series of the Securities and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent for any series of the Securities from time to time without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption or acceleration, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, the Call Settlement Date, the Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Accrued Tracking Fee, the Accrued Financing Charge, the Redemption Amount and Redemption Fee, if any, per Security for any series of Securities, the Call Settlement Amount, if any, per Security for any series of Securities, the Acceleration Amount, if any, per Security for any series of Securities, and the Cash Settlement Amount, if any, per Security for any series of Securities, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., ..76545 would be rounded up to .7655);  and all dollar amounts paid on the aggregate principal amount of such Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the relevant Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the relevant Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the relevant Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

If the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount. If a Market Disruption Event occurs on any Monthly Valuation Date, the Index Closing Level for such Monthly Valuation Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date, Monthly Valuation Date or the Redemption Valuation Date, as applicable, occurring more than three Trading Days following the day originally scheduled to be such final Averaging Date, Monthly Valuation Date or Redemption Valuation Date. If the third Trading Day following the date originally scheduled to be the final Averaging Date, Monthly Valuation Date or Redemption Valuation Date, as applicable, is not a Trading Day or a Market Disruption Event has occurred or is continuing with respect to the relevant Index on such third Trading Day, the Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Trading Day but for such Market Disruption Event. If any Monthly Valuation Date is postponed as described above, the succeeding Monthly Reset Date will occur on the next Trading Day following the postponed Monthly Valuation Date.

An “Averaging Date” means each of the Trading Days during any Measurement Period, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the relevant Index, the Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a Market Disruption Event with respect to the relevant Index, in each case as determined by the Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of the Index Constituent Securities for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the relevant Index or to a material number of Index Constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the relevant Index is not published; or

(d)           in any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect.

The following events will not be Market Disruption Events with respect to the relevant Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the relevant Index or any Index Constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the relevant Index or any Index Constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Discontinuance of or Adjustments to the Relevant Index;  Alteration of Method of Calculation

If the Index Calculation Agent or another entity that publishes the Index (such other entity to be named in the in “Principal Terms” above) discontinues publication of or otherwise fails to publish the relevant Index, and the Index Calculation Agent or such other entity publishes a successor or substitute index that the Calculation Agent determines to be comparable to the discontinued relevant Index (such index being referred to herein as a “Successor Index”), then the Index Closing Level for such Successor Index will be determined by the Calculation Agent by reference to the Successor Index on the dates and at the times as of which the Index Closing Levels for such Successor Index are to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Calculation Agent discontinues publication of the relevant Index prior to, and such discontinuation is continuing on any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined and the Calculation Agent determines that no Successor Index is available at such time, or the Calculation Agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to, and such discontinuation is continuing on, any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined, then the Calculation Agent will determine the Index Closing Level using the closing level and published share weighting of each Index Constituent Security included in the relevant Index or Successor Index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions as described in the description of the relevant Index included in in “Principal Terms” above. In such event, the Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the relevant Index or Successor Index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the relevant Index or a Successor Index, or the value thereof, is changed in a material respect, or if the relevant Index or a Successor Index is in any other way modified so that the level of the relevant Index or such Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of the relevant Index or such Successor Index had such changes or modifications not been made, then the Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the relevant Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the levels for the relevant Index or such Successor Index with reference to the relevant Index or such Successor Index, as adjusted. The Calculation Agent will accordingly calculate the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Financing Level, the Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon redemption, if applicable, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant index levels calculated by the Calculation Agent, as adjusted. Accordingly, if the method of calculating the relevant Index or a Successor Index is modified so that the level of the relevant Index or such Successor Index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the relevant Index), which, in turn, causes the level of the relevant Index or such Successor Index to be a fraction of what it would have been if there had been no such modification, then the Calculation Agent will make such calculations and adjustments in order to arrive at a level for the relevant Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Redemption Price Upon Optional Tax Redemption

We have the right to redeem any series of the Securities in the circumstances described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Optional Tax Redemption”. If we exercise this right, the redemption price of that series of the Securities will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of any series of the Securities is accelerated, we will pay the default amount in respect of the principal of the that series of Securities at maturity. We describe the default amount below under “— Default Amount”.

In addition to the default amount described below, we will also pay the Coupon Amount per Security of the accelerated series, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment”, calculated as if the date of acceleration was the last Trading Day in the last applicable Measurement Period prior to the Maturity Date and the four Trading Days immediately preceding the date of acceleration were the corresponding Trading Days in such accelerated Measurement Period, with the fourth Trading Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Trading Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series A are entitled to take any action under the indenture, we will treat the outstanding principal amount of each series of Securities as the outstanding principal amount of the Medium-Term Notes, Series A constituted by that series of Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series A, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series A, accelerating the maturity of the Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants”.

Default Amount

The default amount for any series of the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities of the accelerated series. That cost will equal:

  the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

•         During the default quotation period for the Securities of the accelerated series, which we describe below, the holders of that series of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

  no quotation of the kind referred to above is obtained, or every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

•         If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

•         In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•         A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•         P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption or acceleration will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities”.

Modified Business Day

As described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Payment When Offices Are Closed”, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date.

Defeasance

Neither full defeasance nor covenant defeasance, as described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance”, will apply to the Securities.

Reissuances or Reopened Issues

We may issue additional Securities in amounts that exceed the amount specified in “ Principal Terms” above at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Amounts That We May Issue”.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities of any series and will have the same CUSIP number and will trade interchangeably with that series of the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

Additional Terms of the Securities

The general terms of the Securities described above are modified by the specific definitions and terms below.

 “Trading Day” means any day on which (i) the value of the Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the Primary Exchange on which the Index Constituent Securities are traded, in each case as determined by the Calculation Agent in its sole discretion.

“Primary Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, the primary exchange or market of trading for such Index Constituent Security or such constituent underlying a successor index.

When calculating the Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount, the Calculation Agent will convert cash distributions on the Index Constituent Securities made in non-U.S. Dollar currencies to U.S. Dollars using the following rates:

•         Where the exchange rate for the non-U.S. Dollar currency is quoted as U.S. Dollar currency per non-U.S. Dollar currency, the official Bloomberg L160 Fix Currency Bid calculated at or around 4:00 p.m. U.K. time on the day prior to the ex-date of such cash distributions; and

•         Where the exchange rate for the non-U.S. Dollar currency is quoted as non-U.S. Dollar currency per U.S. Dollar currency, the official Bloomberg L160 Fix Currency Ask calculated at or around 4:00 p.m. U.K. time on the day prior to the ex-date of such cash distributions.

As used throughout this section and, in particular, in the definitions of “Reference Distribution Amount” and “Stub Reference Distribution Amount”, the term “cash distributions” includes only ordinary cash dividends or distributions, but excludes special cash dividends or distributions. Such “cash distributions” may also reflect reductions for withholding taxes. Only the cash distributions on non-U.S. Index Constituent Securities in the Index, if any, will reflect such withholding taxes. This may result in a lower Coupon Amount than would have been paid if the Reference Distribution Amount and Stub Reference Distribution Amount were based on gross cash distributions.

27. ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN Series B due December 10, 2043

Principal Terms

Principal Amount: $25,000,000

Issuer: UBS AG (London Branch)

Initial Trade Date: October 24, 2019

Initial Settlement Date: October 29, 2019

Maturity Date: December 10, 2043, subject to adjustment.

Stated Principal Amount: $25.00 per Security

Coupon Payment Dates: The 15th Trading Day following each Coupon Valuation Date, commencing on

November 20, 2019 (subject to adjustment). The final Coupon Payment Date will be the Maturity Date.

Initial Coupon Valuation Date: October 30, 2015

Underlying Index: The return on the Securities is linked to the performance of the price return version of the ISE High Income™ Index. The Index measures the performance of 30 U.S. closed-end funds, as selected and ranked by the Index Sponsor in accordance with the Index methodology. Each Index Constituent Security must be domiciled in the U.S., a closed-end fund registered as an investment company, listed on a registered U.S. securities exchange and satisfy minimum market capitalization and liquidity requirements. Each fund is then ranked according to fund yield, fund share price discount from/premium to net asset value and liquidity criteria.

Accrued Fees: As of any date of determination means, the Accrued Tracking Fee + Accrued Financing Charges. The Accrued Fees on the Initial Trade Date were $0.0280, being the Accrued Fees applicable to the CEFL Series A ETRACS on October 24, 2019.

Annual Tracking Rate: 0.50% per annum

Financing Spread: 0.40% per annum

Financing Rate:

The Financing Rate will equal the sum of (a) the Financing Spread and (b) the London interbank offered rate (British Banker’s Association) for three-month deposits in U.S. Dollars, which is displayed on Reuters page LIBOR01 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks, as determined by the Calculation Agent) (“LIBOR”), as of 11:00 a.m., London time, on the day that is two London business days prior to the immediately preceding Monthly Valuation Date. The Financing Rate on the Initial Trade Date was 2.50438%, being the Financing Rate applicable to the CEFL Series A ETRACS on October 24, 2019. Notwithstanding the foregoing:

•         If the Calculation Agent determines on the relevant determination date that the London interbank offered rate for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000 has been discontinued, then the Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to such London interbank offered rate, provided that if the Calculation Agent determines there is an industry-accepted successor base rate, then the Calculation Agent shall use such successor base rate; and

•         If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine the business day convention, definition of business day and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the LIBOR base rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

“London business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in London generally are authorized or obligated by law, regulation or executive order to close and is also a day on which dealings in U.S. dollars are transacted in the London interbank market

First Redemption Date: October 30, 2019

Final Redemption Date: December 3, 2043

First Call Settlement Date: UBS may exercise its Call Right on any Trading Day (or if such day is not a Business

Day, the next Trading Day that is a Business Day) on or after November 12, 2019.

Current Principal Amount: For the period from the Initial Trade Date to the initial Monthly Valuation Date (such period, the “Initial Calendar Month”), the Current Principal Amount will equal $14.040445 per Security, being the Current Principal Amount of the Series A CEFL ETRACS on October 24, 2019. For each subsequent calendar month, the Current Principal Amount will be reset as follows on the Monthly Reset Date: New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date – Accrued Fees on the applicable Monthly Valuation Date.

If the Securities undergo a split or reverse split, the Current Principal Amount will be adjusted accordingly.

Current Principal Amount: For the period from the Initial Trade Date to the initial Monthly Valuation Date (such period, the “Initial Calendar Month”), the Current Principal Amount will equal $13.6835 per Security of any series. For each subsequent calendar month, the Current Principal Amount will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date - Accrued Fees on the applicable Monthly Valuation Date

If the Securities undergo a split or reverse split, the Current Principal Amount will be adjusted accordingly.

Current Indicative Value: The Current Indicative Value will be calculated as described below. As of October 24, 2019, the Current Indicative Value was $13.872178.

Closing Indicative Value: The Closing Indicative Value, as determined by the Security Calculation Agent, means the intraday indicative value calculated as of the close of business on a Trading Day. The Closing Indicative Value of the Securities on the Initial Trade Date was

$14.0225, being the Closing Indicative Value of the Series A CEFL ETRACS on October 24, 2019.

Monthly Initial Closing Level for the Initial Calendar Month: 71.0420, the Index Closing Level (as defined below) on September 30, 2019..

Monthly Reset Dates: For each calendar month, the Monthly Reset Date is the first Trading Day of that month beginning on November 1, 2019 and ending on December 1, 2043, subject to adjustment.

Monthly Valuation Dates: For each Monthly Reset Date, the Monthly Valuation Date is the last Trading Day of the previous calendar month, beginning on October 31, 2019 and ending on November 30, 2043, subject to adjustment.

Index Sponsor: International Securities Exchange, LLC

Index Calculation Agent: Solactive AG (formerly Structured Solutions AG) (“Solactive”)

Index Divisor: As of any date of determination, the divisor used by the Index Calculation Agent to calculate the level of the Index.

Security Calculation Agent: UBS Securities LLC.

Calculation Date: December 1, 2043, unless that day is not a Trading Day, in which case the

Calculation Date will be the next Trading Day, subject to adjustment.

Listing: The Securities have been approved for listing, subject to official notice of issuance, on NYSE Arca under the symbol “CEFZ.” There can be no assurance that an active secondary market will develop; if it does, we expect that investors will purchase and sell the Securities primarily in this secondary market.

Indicative Value: The term “indicative value” refers to the value at a given time and date equal to (i) Current Principal Amount multiplied by the Index Factor calculated using the intraday indicative value of the relevant Index as of such time as the Index Valuation Level, plus (ii) assuming such time and date is the Redemption Valuation Date, the Coupon Amount with respect to the Coupon Valuation Date if on such Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred; plus (iii) the Stub Reference Distribution Amount, if any, as of such time and date, assuming such time and date is the Redemption Valuation Date, minus (iv) the Accrued Fees as of such time and date, assuming such time and date is the Redemption Valuation Date. The actual trading price of the Securities in the secondary market  may vary significantly from the indicative value.

Indicative Value Symbol of the Securities: CEFZIV (INDEX) (Bloomberg); ^CEFZ-IV (Yahoo! Finance)

Intraday Index Value: The “Intraday Index Value” means the value, as calculated by the Index Calculation Agent, of the Index, as published by Bloomberg and NYSE under the symbol “YLDA”.

Accrued Tracking Fee: The Accrued Tracking Fee with respect to the initial Monthly Valuation Date is an amount equal to the product of: (a) the Annual Tracking Fee as of the initial Monthly Valuation Date and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, September 30, 2019, to, and including, the initial Monthly Valuation Date, and the denominator of which is 365.

The Accrued Tracking Fee with respect to any Monthly Valuation Date other than the first Monthly Valuation Date is an amount equal to the product of: (a) the Annual Tracking Fee as of such Monthly Valuation Date and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such Monthly Valuation Date, and the denominator of which is 365.

The Accrued Tracking Fee as of the last Trading Day of the applicable Measurement Period, or as of the Redemption Valuation Date, as applicable, is an amount equal to the product of: (a) the Annual Tracking Fee calculated as of the last Trading Day of such Measurement Period, or as of such Redemption Valuation Date, as applicable, and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, (i) such last Trading Day of such Measurement Period, or (ii) such Redemption Valuation Date (or if the Acceleration Date or Redemption Valuation Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, September 30, 2015), as applicable, and the denominator of which is 365.

Accrued Financing Charge: On the initial Monthly Valuation Date, the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, September 30, 2019 to, and including, the initial Monthly Valuation Date times (ii) the Financing Rate as of such date, divided by (b) 360. On any subsequent Monthly Valuation Date, the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including, the then current Monthly Valuation Date times (ii) the Financing Rate as of such date, divided by (b) 360. The Accrued Financing Charge as of the last Trading Day of the applicable Measurement Period, or as of any Redemption Valuation Date, as applicable, is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date (or, if the Redemption Valuation Date falls in the Initial Calendar Month, starting from, but excluding, September 30, 2019) to, and including, such last Trading Day in such Measurement Period, or such Redemption Valuation Date, as applicable, times (ii) the Financing Rate as of such date, divided by (b) 360. The Accrued Financing Charge seeks to compensate UBS for providing investors with the potential to receive a leveraged participation in movements in the Index Closing Level and is intended to approximate the financing costs that investors may have otherwise incurred had they sought to borrow funds at a similar rate from a third party to invest in the Securities. These charges accrue on a daily basis during the applicable period.

Reference Distribution Amount: (i) As of the first Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding September 30, 2015 to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of such securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date.

Stub Reference Distribution Amount: The “Stub Reference Distribution Amount” as of the last Trading Day in the applicable Measurement Period or as of the Redemption Valuation Date, as applicable, is an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if such Redemption Valuation Date or the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from but excluding, September 30, 2019) to, and including, such last Trading Day of such Measurement Period or such Redemption Valuation Date, as applicable; provided that, for the purpose of calculating the Stub Reference Distribution Amount as of such last Trading Day of such Measurement Period, the Reference Holder will be deemed to hold on each Trading Day in such Measurement Period ((t-d)/t) of the shares of such securities it would otherwise hold on each of the Trading Days in such Measurement Period beginning on the second Trading Day in such Measurement Period until and including the final Trading Day in such Measurement Period. For purposes of this definition, d = the number of Trading Days that have occurred in the applicable Measurement Period. For purposes of this definition, “t” equals the number of Trading Days in the applicable Measurement Period. Such cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer – Payment of Additional Amounts”. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount.

Early Redemption: You may elect to require UBS to redeem your Securities, subject to a minimum redemption requirement amount of at least 50,000 Securities. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities, however there can be no assurance that they can or will do so. UBS reserves the right from time to time to waive the minimum redemption amount or the Redemption Fee Amount in its sole discretion on a case-by-case basis. You should not assume you will be entitled to the benefit of such waiver.

Index Symbol: RMZ <Index> (Bloomberg); .RMZ (Reuters)

CUSIP No. 90274D432

ISIN No. US90274D4328

Valuation of the Index and the Securities

Intraday Index Values

 On each Trading Day, the Index Calculation Agent will calculate and publish the intraday indicative value of the relevant Index (the “Intraday Index Value”) every 15 seconds during normal trading hours on Bloomberg L.P. (“Bloomberg”) or any other publicly available information provider specified in “Principal Terms” above under a ticker symbol identified in such section. The actual relevant Index Closing Level may vary, and on a cumulative basis over the term of any series of the Securities may vary significantly, from the Intraday Index Value.

The Intraday Index Value calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The Intraday Index Value published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

 Intraday Security Values

An intraday “indicative value” meant to approximate the expected trading value of each series of the Securities in a liquid market, will be calculated by the Index Calculation Agent specified in “Principal Terms” above and published by Bloomberg (based in part on information provided by such Index Calculation Agent) or any other publicly available information provider specified in Principal Terms” above (or a successor) via the facilities on the Consolidated Tape Association under a symbol to be identified Principal Terms” above. In connection with your Securities, we use the term “indicative value” to refer to the value at a given time and date equal to (i) Current Principal Amount multiplied by the Index Factor calculated using the intraday indicative value of the relevant Index as of such time as the Index Valuation Level, plus (ii) assuming such time and date is the Redemption Valuation Date, the Coupon Amount with respect to the Coupon Valuation Date if on such Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred; plus (iii) the Stub Reference Distribution Amount, if any, as of such time and date, assuming such time and date is the Redemption Valuation Date, minus (iv) the Accrued Fees as of such time and date, assuming such time and date is the Redemption Valuation Date.

The intraday indicative value calculation will be used to determine whether any series of the Securities will be accelerated, as discussed under “— Acceleration Upon Minimum Indicative Value”. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, or termination of your Securities, nor will it reflect hedging or other transactional costs, credit considerations, market liquidity or bid-offer spreads. The levels of the relevant Index provided by the Index Calculation Agent specified in Principal Terms” above will not necessarily reflect the depth and liquidity of the relevant Index Constituent Securities. For this reason and others, the actual trading price of the Securities of any series may be different from their indicative value.

The calculation of the intraday indicative value shall not constitute a recommendation or solicitation to conclude a transaction at the level stated, and should not be treated as giving investment advice.

The publishing of the intraday indicative value of any series of the Securities by Bloomberg or any other publicly available information provider specified “Principal Terms” above may occasionally be subject to delay or postponement. The actual trading price any series of the Securities may be different from their intraday indicative value.

The intraday indicative value of any series of the Securities published at least every 15 seconds during the NYSE Arca’s Core Trading Session, which is currently from 9:30 a.m. to 4:00 p.m., New York City time, will be based on the intraday indicative values of the relevant Index, and may not be equal to the payment at maturity or call, or upon early redemption or acceleration. These intraday indicative value calculations will be prepared as of a particular time and date and will therefore not reflect subsequent changes in market values or prices or in any other factors relevant to their determination.

Split or Reverse Split of the Securities

Should the Current Principal Amount of any series of Securities on any Trading Day be above $100.00, we may, but are not obligated to, initiate a 4- for-1 split of your Securities. Should the Current Principal Amount on any Trading Day be below $10.00, we may, but are not obligated to, initiate a 1-for-4 reverse split of your Securities. If the Current Principal Amount of a series of Securities is greater than $100.00 or below $10.00 on any Trading Day, and we decide to initiate a split or reverse split, as applicable, such date shall be deemed to be the “announcement date”, and we will issue a notice to holders of the relevant Securities and press release announcing the split or reverse split, specifying the effective date of the split or reverse split.

If the Securities undergo a split, we will adjust the terms of the Securities accordingly. If the Securities undergo a 4:1 split, every investor who holds a Security via The Depository Trust Company (“DTC”) on the relevant record date will, after the split, hold four Securities, and adjustments will be made as described below. The record date for the split will be the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be divided by four to reflect the 4:1 split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

In the case of a reverse split, we reserve the right to address odd numbers of Securities (commonly referred to as “partials”) in a manner determined by us in our sole discretion. If the Securities undergo a 1:4 reverse split, every investor who holds four Securities via DTC on the relevant record date will, after the reverse split, hold only one Security and adjustments will be made as described below. The record date for the reverse split will be on the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be multiplied by four to reflect the 1:4 reverse split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The reverse split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

Holders who own a number of Securities on the record date that is not evenly divisible by four will receive the same treatment as all other holders for the maximum number of Securities they hold which is evenly divisible by four, and we will have the right to compensate holders for their remaining or “partial” Securities in a manner determined by us in our sole discretion. Our current intention is to provide holders with a cash payment for their partials on the 17th Business Day following the announcement date in an amount equal to the appropriate percentage of the closing indicative value of the reverse split-adjusted Securities on the 14th Business Day following the announcement date. For example, a holder who held 23 Securities via DTC on the record date would receive five post-reverse split Securities on the immediately following Business Day, and a cash payment on the 17th Business Day following the announcement date that is equal to 3/4ths of the Current Principal Amount of the reverse split-adjusted Securities on the 14th Business Day following the announcement date.

General Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described under “Medium-Term Notes, Series B” above. The terms described here supplement those described in “Medium-Term

Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each monthly Coupon Payment Date you may receive an amount in cash equal to the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

If the Reference Distribution Amount on such Coupon Valuation Date is zero, you will not receive any Coupon Amount on the related Coupon Payment Date. The final Coupon Amount will be included in the Cash Settlement Amount at maturity if on the Calculation Date the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Reference Distribution Amount” is (i) as of the first Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the Initial Trade Date to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of such securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Reference Distribution Amount in the manner described in “Principal Terms” above. Cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium Term Notes, Series B” under “Description of Debt Securities We May Offer — Payment of Additional Amounts”.

The “Coupon Payment Date” means the 15th Trading Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date.

The “Coupon Record Date” means the ninth Trading Day following each Coupon Valuation Date.

The “Coupon Valuation Date”, unless specified otherwise in “Principal Terms” above, means the 30th of each month, and the 28th day of February, of each calendar year during the term of the Securities or if such date is not a Trading Day, then the first Trading Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date.

The “Coupon Ex-Date”, with respect to a Coupon Amount, means the first Trading Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Trading Day prior to the applicable Coupon Record Date.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index Constituent Security equal to two times (i) the published unit weighting of that security as of that date, as described in “Principal Terms” above, divided by (ii) the product of (a) the “Index Divisor” specified in “Principal Terms” above as of that date, and (b) the Monthly Initial Closing Level divided by the Current Principal Amount.

“record date” means, with respect to a distribution on a relevant Index Constituent Security, the date on which a holder of such security must be registered as a unitholder of such security in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on a relevant Index Constituent Security, the first Business Day on which transactions in such security trade on the primary exchange or market of trading for such security without the right to receive such distribution.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banking institutions in The City of New York, generally, are authorized or obligated by law, regulation or executive order to close.

Coupon Amounts will be paid in U.S. dollars, and will be subject to exchange rate risk if the cash distributions paid on the Index Constituent Securities are paid in non-U.S. dollar currencies. See “Risk Factors — The Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount may be subject to exchange rate risk”. Coupon Amounts may also be reduced in the event of withholding taxes imposed by the taxing authority of the applicable Index Constituent on the cash distributions on the Index Constituent Securities and for any fees related to such cash distributions. See “Risk Factors — The calculation of the Reference Distribution Amount and Stub Reference Distribution Amount may have to take into account withholding taxes and applicable fees, consequently reducing the Coupon Amount”.

Cash Settlement Amount at Maturity

The “Maturity Date” for each series of Securities will be the third Trading Day after the last Trading Day in the applicable Measurement Period, which we refer to in this section “— Cash Settlement Amount at Maturity” as the “Final Measurement Period”. The scheduled Maturity Date is identified in “Principal Terms” above.

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to:

(a)           the product of

(i)            the Current Principal Amount and

(ii)           the Index Factor as of the last Trading Day in the Final Measurement Period, plus

(b)           the final  Coupon Amount if on such last Trading Day the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, plus

(c)           the  Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Cash Settlement Amount”. If the amount so calculated is less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. The Accrued Fees will reduce your final payment. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and the Stub Reference Distribution Amount as of the last Trading Day in the Final Measurement Period, if any, you may be entitled to receive), or if the monthly compounded leveraged return of the Index is negative, you may lose some or all of your investment at maturity.

For the Initial Calendar Month, the “Current Principal Amount” will equal $25.00 per Security of any series. For each subsequent calendar month, the Current Principal Amount for each Security of that series will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date — Accrued Fees on the applicable Monthly Valuation Date

If any series of the Securities undergoes a split or reverse split, the Current Principal Amount of that series will be adjusted accordingly.

The Index Factor will be calculated as follows:

1 + (2 × Index Performance Ratio)

The Index Performance Ratio on any Monthly Valuation Date, any Redemption Valuation Date, or as of the last Trading Day in the Final Measurement Period, as applicable, will be:

Index Valuation Level — Monthly Initial Closing Level
Monthly Initial Closing Level

The “Index Valuation Level” will equal the arithmetic mean of the Index Closing Levels measured on each Trading Day during the Final

Measurement Period, or the Index Closing Level on any Monthly Valuation Date or any Redemption Valuation Date, as determined by the Calculation Agent, provided that if the Redemption Valuation Date falls in the Final Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/t times (b) (i) the sum of the Index Closing Levels on each Trading

Day from, and including, the Call Valuation Date, Acceleration Date or the Calculation Date, as applicable, to, but excluding, the date of determination, plus (ii) the number of Trading Days from and including the date of determination to and including the last Trading Day in such Measurement Period, times the Index Closing Level on such date of determination. For purposes of this definition, “t” equals the number of Trading Days in the Final Measurement Period.

The “Monthly Initial Closing Level” for the Initial Calendar Month is specified in “Principal Terms” above is the Index Closing Level on the applicable Initial Trade Date. For each subsequent calendar month, the Monthly Initial Closing Level on the Monthly Reset Date will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month.

The “Index Closing Level” is, for any series of the Securities, the closing level of the relevant Index as reported on Bloomberg and any other publicly available information provider specified in “Principal Terms” above; provided, however, that if the Index Closing Level as reported on Bloomberg (or any successor) differs from the Index Closing Level as reported on such other information provider (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

The “Index Calculation Agent” will be the entity that calculates the level of the relevant Index and is specified in “Principal Terms” above.

The “Stub Reference Distribution Amount” as of the last Trading Day in the applicable Measurement Period or as of the Redemption Valuation Date, as applicable, is an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if such Redemption Valuation Date or the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from but excluding, the Initial Trade Date) to, and including, such last Trading Day of such Measurement Period or such Redemption Valuation Date, as applicable; provided that, for the purpose of calculating the Stub Reference Distribution Amount as of such last Trading Day of such Measurement Period, the Reference Holder will be deemed to hold on each Trading Day in such Measurement Period ((t-d)/t) of the shares of such securities it would otherwise hold on each of the Trading Days in such Measurement Period beginning on the second Trading Day in such Measurement Period until and including the final Trading Day in such Measurement Period. For purposes of this definition, d = the number of Trading Days that have occurred in the applicable Measurement Period. For purposes of this definition, “t” equals the number of Trading Days in the applicable Measurement Period. Such cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium Term Notes, Series B” under “Description of Debt Securities We May Offer — Payment of Additional Amounts”. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Stub Reference Distribution Amount in the manner described in “Principal Terms” above.

The Accrued Fees will be calculated as of the last Trading Day in the Final Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The Accrued Fees also take into account the performance of the Index, as measured by the Index Closing Level.

The “Accrued Tracking Fee” as of the last Trading Day in the Final Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such last Trading Day and the denominator of which is 365.

The “Annual Tracking Fee” is, as of any date of determination, an amount per Security equal to the product of (i) the Annual Tracking Rate and (ii) the Current Indicative Value as of the immediately preceding Trading Day.

The “Annual Tracking Rate” is a per annum rate described in “Principal Terms” above.

The “Current Indicative Value” is, as determined by the Calculation Agent as of any date of determination, an amount per Security of any series equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, calculated using the Index Closing Level on such date as the Index Valuation Level.

On the Initial Trade Date, the Accrued Financing Charge for each Security will be $0.

The “Accrued Financing Charge” as of the last Trading Day in the Final Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

The Financing Rate will equal the sum of (a) the “Financing Spread” specified “Principal Terms” above and (b) the London interbank offered rate (British Banker’s Association) for three-month deposits in U.S. Dollars, which is displayed on Reuters page LIBOR01 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks, as determined by the Calculation Agent), as of 11:00 a.m., London time, on the day that is two London business days prior to the immediately preceding Monthly Valuation Date. “London business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in London generally are authorized or obligated by law, regulation or executive order to close and is also a day on which dealings in U.S. dollars are transacted in the London interbank market.

The “Stated Principal Amount” of each Security is $25.00. Each series of the Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Stated Principal Amount.

For each calendar month, the “Monthly Reset Date” is the first Trading Day of the month specified “Principal Terms” above, subject to adjustment as described under “— Market Disruption Event”;  provided, however, that no Monthly Reset Date will occur on or after the Call Valuation Date or the Acceleration Date.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Trading Day of the previous calendar month subject to adjustment as described under “— Market Disruption Event”. The Monthly Valuation Date is specified in “Principal Terms” above.

The “Calculation Date” is specified in “Principal Terms” above.

Unless specified otherwise in “Principal Terms” above, “Trading Day” means any day on which (i) the value of the relevant Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the Index Constituent Securities in the relevant Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Early Redemption at the Option of the Holders

You may elect to require UBS to redeem your Securities, subject to a minimum redemption amount of at least 50,000 Securities of the same series. If you elect to have your Securities redeemed and have done so under the redemption procedures described below under “— Redemption Procedures”, you will receive payment for your Securities on the Redemption Date. The first and final Redemption Dates is specified in “Principal Terms” above. For any early redemption, the applicable “Redemption Valuation Date” means the first Trading Day following the date on which you deliver a redemption notice to UBS in compliance with the redemption procedures. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities of the same series;  however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities of any series. Any such reduction will be applied on a consistent basis for all holders of the Securities of the affected series at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the corresponding Redemption Valuation Date or, if such day is not a Business Day, the next following Business Day (the “Redemption Date”). In addition, if a call notice has been issued or if acceleration has been triggered, in each case with respect to any series of the Securities, the last Redemption Valuation Date for that series of Securities will be the fifth Trading Day prior to the Call Settlement Date or the Acceleration Settlement Date, as applicable. Any applicable Redemption Valuation Date is subject to adjustment as described under “— Market Disruption Event”.

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures”, for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to:

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the applicable Redemption Valuation Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding such Redemption Valuation Date if on that Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such Redemption Valuation Date, if any, minus

(d)           the Accrued Fees as of such Redemption Valuation Date, minus

(e)           the Redemption Fee.

We refer to this cash payment as the “Redemption Amount”.

If the amount calculated above is equal to or less than zero, the payment upon early redemption will be zero. We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

You may lose some or all of your investment upon early redemption. The Accrued Fees and the Redemption Fee will reduce your final payment. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees and the Redemption Fee, if applicable (less any Coupon Amounts and the Stub Reference Distribution Amount as of the Redemption Valuation Date, if any, you may be entitled to receive), or if the monthly compounded leveraged return of the Index is negative, you may lose some or all of your investment upon early redemption.

The Accrued Fees will be calculated as of any Redemption Valuation Date as the sum of (i) the Accrued Tracking Fee as of such date and (ii) the Accrued Financing Charge as of such date.

The Accrued Fees also take into account the performance of the Index, as measured by the Index Closing Level.

The “Accrued Tracking Fee” as of any Redemption Valuation Date is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such Redemption Valuation Date, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), and the denominator of which is 365.

The “Accrued Financing Charge” as of any Redemption Valuation Date is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Redemption Fee” means, as of any date of determination for a series of Securities, an amount per Security equal to the product of (a) 0.125%, (b) the Current Principal Amount and (c) the Index Factor as of the applicable Redemption Valuation Date.

We discuss these matters in “Medium Term Notes, Series B” under “Description of Debt Securities We May Offer — Redemption and Payment”.

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner. Any series of Securities may trade at, above, or below its indicative value.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

•            deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Trading Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a confirmation of redemption;

•            deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

•            instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and

•            cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities of any series upon not less than eighteen calendar days’ prior notice to the holders of the Securities of that series, such redemption to occur on any Trading Day specified in “Principal Terms” above through and including the Maturity Date specified in “Principal Terms” above. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to:

(a)           the product of

(i)            the Current Principal Amount and

(ii)           the Index  Factor as of the last Trading Day in the applicable Measurement Period, which we refer to in this section “— UBS’s Call Right” as the “Call Measurement Period,”plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Call Settlement Amount”.

If the amount calculated above is equal to or less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

If UBS issues a call notice on any Trading Day, the “Call Valuation Date” will be the fifth Trading Day following the Trading Day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Trading Day in the Call Measurement Period.

The holders will receive payment for their Securities on a date that is at least three, but not greater than six, Trading Days following the last Trading Day in the Call Measurement Period (the “Call Settlement Date”). We will inform you of such Call Settlement Date in the call notice. If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event”.

You may lose some or all of your investment at call. The Accrued Fees will reduce your final payment. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and the Stub Reference Distribution Amount as of the last Trading Day in the Call Measurement Period, if any, you may be entitled to receive), or if the monthly compounded leveraged return of the Index is negative, you may lose some or all of your investment at call.

The Accrued Fees will be calculated as of the last Trading Day in the Call Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The Accrued Fees also take into account the performance of the Index, as measured by the Index Closing Level.

The “Accrued Tracking Fee” as of the last Trading Day in the Call Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Trading Day in the Call Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day, times (ii) the Financing Rate as of such date, divided by (b) 360.

Acceleration Upon Minimum Indicative Value

If, at any time, the indicative value for any series of the Securities on any Trading Day (1) equals $5.00 or less or (2) decreases 60% in value from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date (each such day, an “Acceleration Date”), all issued and outstanding Securities of that series will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value of that series would later exceed $5.00 or would increase from the -60% level on such Acceleration Date or any subsequent Trading Day during the applicable Measurement Period, which we refer to in this section “— Acceleration Upon Minimum Indicative Value” as the “Acceleration Measurement Period”) for a cash payment equal to:

(a)           the product of

(i)            the Current Principal Amount and

(ii)           the Index Factor as of the last Trading Day of the Acceleration Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Acceleration Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Acceleration Amount”. If the minimum indicative value threshold of any series of Securities has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in that series of Securities.

You may lose some or all of your investment upon an acceleration upon minimum indicative value. The Accrued Fees will reduce your final payment. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and the Stub Reference Distribution Amount as of the last Trading Day in the Acceleration Measurement Period, if any, you may be entitled to receive), or if the monthly compounded leveraged return of the Index is negative, you may lose some or all of your investment upon an acceleration upon minimum indicative value.

The Accrued Fees will be calculated as of any date of determination for any series of Securities as the sum of (i) the Accrued Tracking Fee as of the last Trading Day of the Acceleration Measurement Period and (ii) the Accrued Financing Charge as of the last Trading Day of the Acceleration Measurement Period.

The Accrued Fees also take into account the performance of the Index, as measured by the Index Closing Level.

The “Accrued Tracking Fee” as of the last Trading Day of the Acceleration Measurement Period will be an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day or if the Acceleration occurs prior to the first initial Monthly Valuation Date, the period from but excluding the Initial Trade Date), as applicable, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Trading Day of the Acceleration Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Levels as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day (or if the Acceleration Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Acceleration Settlement Date” will be the third Trading Day following the last Trading Day of the Acceleration Measurement Period.

Subject to the prior verification by the Calculation Agent that the indicative value of $5.00 or less was accurately calculated by the Index Calculation Agent or that the decrease of 60% from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date was accurately calculated by the Index Calculation Agent, as applicable, and in each case with respect to a series of Securities, UBS must provide notice to the holders of that series of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the intraday indicative value of the Securities is calculated see “Valuation of the Index and the Securities”.

General Terms of the Securities

Calculation Agent

UBS Securities LLC will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Index Valuation Level, the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Monthly Initial Closing Level, the Index Closing Level, the Accrued Fees, the Accrued Financing Charge, the Financing Level, the Financing Rate, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Tracking Fee, the Annual Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, that we will pay you upon redemption, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant Index levels calculated by the Calculation Agent, as adjusted, the Final Measurement Period, the Call Settlement Date, the Call Valuation Date, the Call Measurement Period, the Acceleration Date, the Acceleration Measurement Period, the Coupon Payment Dates, the Coupon Valuation Dates, the Coupon Ex-Dates, the Coupon Record Dates, and whether any day is a Business Day or Trading Day. The Calculation Agent will also calculate any foreign exchange calculations necessary to determine the Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount in the event that cash distributions on the relevant Index Constituent Securities are made in non-U.S. dollar currencies. The Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the relevant Index has been discontinued and whether there has been a material change in the relevant Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent for any series of the Securities and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent for any series of the Securities from time to time without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption or acceleration, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, the Call Settlement Date, the Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Accrued Tracking Fee, the Accrued Financing Charge, the Redemption Amount and Redemption Fee, if any, per Security for any series of Securities, the Call Settlement Amount, if any, per Security for any series of Securities, the Acceleration Amount, if any, per Security for any series of Securities, and the Cash Settlement Amount, if any, per Security for any series of Securities, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., ..76545 would be rounded up to .7655);  and all dollar amounts paid on the aggregate principal amount of such Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the relevant Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the relevant Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the relevant Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

If the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount. If a Market Disruption Event occurs on any Monthly Valuation

Date, the Index Closing Level for such Monthly Valuation Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date, Monthly Valuation Date or the Redemption Valuation Date, as applicable, occurring more than three Trading Days following the day originally scheduled to be such final Averaging Date, Monthly Valuation Date or Redemption Valuation Date. If the third Trading Day following the date originally scheduled to be the final Averaging Date, Monthly Valuation Date or Redemption Valuation Date, as applicable, is not a Trading Day or a Market Disruption Event has occurred or is continuing with respect to the relevant Index on such third Trading Day, the Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Trading Day but for such Market Disruption Event. If any Monthly Valuation Date is postponed as described above, the succeeding Monthly Reset Date will occur on the next Trading Day following the postponed Monthly Valuation Date.

An “Averaging Date” means each of the Trading Days during any Measurement Period, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the relevant Index, the Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a “Market Disruption Event” with respect to the relevant Index, in each case as determined by the Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of the Index Constituent Securities for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the relevant Index or to a material number of Index Constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the relevant Index is not published; or

(d)           in any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect as described in the section entitled “Use of Proceeds and Hedging”.

The following events will not be Market Disruption Events with respect to the relevant Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the relevant Index or any Index Constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the relevant Index or any Index Constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Discontinuance of or Adjustments to the Relevant Index;  Alteration of Method of Calculation

If the Index Calculation Agent or another entity that publishes the Index (such other entity to be named in “Principal Terms” above) discontinues publication of or otherwise fails to publish the relevant Index, and the Index Calculation Agent or such other entity publishes a successor or substitute index that the Calculation Agent determines to be comparable to the discontinued relevant Index (such index being referred to herein as a “Successor Index”), then the Index Closing Level for such Successor Index will be determined by the Calculation Agent by reference to the Successor Index on the dates and at the times as of which the Index Closing Levels for such Successor Index are to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Calculation Agent discontinues publication of the relevant Index prior to, and such discontinuation is continuing on any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined and the Calculation Agent determines that no Successor Index is available at such time, or the Calculation Agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to, and such discontinuation is continuing on, any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined, then the Calculation Agent will determine the Index Closing Level using the closing level and published share weighting of each Index Constituent Security included in the relevant Index or Successor Index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions as described in the description of the relevant Index included in “Principal Terms” above. In such event, the Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the relevant Index or Successor Index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the relevant Index or a Successor Index, or the value thereof, is changed in a material respect, or if the relevant Index or a Successor Index is in any other way modified so that the level of the relevant Index or such Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of the relevant Index or such Successor Index had such changes or modifications not been made, then the Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the relevant Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the levels for the relevant Index or such Successor Index with reference to the relevant Index or such Successor Index, as adjusted. The Calculation Agent will accordingly calculate the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, the Accrued Fees, the Accrued Tracking Fee, the Annual Tracking Fee, the Accrued Financing Charge, the Financing Level, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon redemption, if applicable, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant index levels calculated by the Calculation Agent, as adjusted. Accordingly, if the method of calculating the relevant Index or a Successor Index is modified so that the level of the relevant Index or such Successor Index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the relevant Index), which, in turn, causes the level of the relevant Index or such Successor Index to be a fraction of what it would have been if there had been no such modification, then the Calculation Agent will make such calculations and adjustments in order to arrive at a level for the relevant Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Redemption Price Upon Optional Tax Redemption

We have the right to redeem any series of the Securities in the circumstances described in “Medium Term Notes, Series B” under “Description of Debt Securities We May Offer — Optional Tax Redemption”. If we exercise this right, the redemption price of that series of the Securities will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of any series of the Securities is accelerated, we will pay the default amount in respect of the principal of that series of Securities at maturity. We describe the default amount below under “— Default Amount”.

In addition to the default amount described below, we will also pay the Coupon Amount per Security of the accelerated series, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment”, calculated as if the date of acceleration was the last Trading Day in the last applicable Measurement Period prior to the Maturity Date and the four Trading Days immediately preceding the date of acceleration were the corresponding Trading Days in such accelerated Measurement Period, with the fourth Trading Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Trading Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series B, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes,

Series B, accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss default and waiver in “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants”.

Default Amount

The default amount for any series of the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities of the accelerated series. That cost will equal:

•            the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•            the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities of the accelerated series, which we describe below, the holders of that series of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest or, if there is only one, the only quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

•            no quotation of the kind referred to above is obtained, or

•            every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•            A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•            P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption or acceleration will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities”.

Modified Business Day

As described in in “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Payment When Offices Are Closed”, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date.

Defeasance

Neither full defeasance nor covenant defeasance, as described in “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance”, applies to the Securities.

Reissuances or Reopened Issues

We may issue additional Securities in amounts that exceed the amount specified in “Principal Terms” above at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Amounts That We May Issue”.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities of any series and will have the same CUSIP number and will trade interchangeably with that series of the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

Additional Terms of the Securities

The general terms of the Securities described above are modified by the specific definitions and terms below.

 “Trading Day” means any day on which (i) the value of the Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the Primary Exchange on which the Index Constituent Securities are traded, in each case as determined by the Calculation Agent in its sole discretion.

“Primary Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, the primary exchange or market of trading for such Index Constituent Security or such constituent underlying a successor index.

As used throughout this section and, in particular, in the definitions of “Reference Distribution Amount” and “Stub Reference Distribution Amount”, the term “cash distributions” includes only ordinary cash dividends or distributions, but excludes special cash dividends or distributions. Such “cash distributions” will also be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent. Information about relevant withholding tax rates can be found at the Index Sponsor’s website at the MVIS Website. That information is proprietary to the Index Sponsor and is subject to change, and is not a part of, or incorporated by reference in, this document.

28. ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN due December 10, 2043

Principal Terms:

Principal Amount: $500,000,000

Issuer: UBS AG (London Branch)

Initial Trade Date: December 10, 2013

Initial Settlement Date: December 13, 2013

Initial Term: 30 years, subject to your right to receive payment for your Securities upon redemption, acceleration upon minimum indicative value or exercise of the UBS Call Right, each as described below.

Stated Principal Amount: $25.00 per Security

Maturity Date: December 10, 2043, subject to adjustment

Coupon Payment Dates: The 15th Trading Day following each Coupon Valuation Date, commencing on January 22, 2014 (subject to adjustment). The final Coupon Payment Date will be the Maturity Date.

Initial Coupon Valuation Date: December 30, 2013

Underlying Index: The return on the Securities is linked to the performance of the price return version of the ISE

High Income™ Index. The Index measures the performance of 30 U.S. closed-end funds, as selected and ranked by the Index Sponsor in accordance with the Index methodology. Each Index Constituent Security must be domiciled in the U.S., a closed-end fund registered as an investment company, listed on a registered U.S. securities exchange and satisfy minimum market capitalization and liquidity requirements. Each fund is then ranked according to fund yield, fund share price discount from/premium to net asset value and liquidity criteria.

Annual Tracking Rate: 0.50% per annum

Financing Spread (component of the Financing Rate): 0.40% per annum

First Redemption Date: December 20, 2013

Final Redemption Date: December 3, 2043

First Call Date: The first date that UBS may exercise its Call Right is December 15, 2014.

Monthly Initial Closing Level for the Initial Calendar Month: 86.3172, the Index Closing Level (as defined below) on the Initial Trade Date.

Monthly Reset Dates: For each calendar month, the Monthly Reset Date is the first Trading Day of that month beginning on January 1, 2014 and ending on December 1, 2043, subject to adjustment.

Monthly Valuation Dates: For each Monthly Reset Date, the Monthly Valuation Date is the last Trading Day of the previous calendar month, beginning on December 31, 2013 and ending on November 30,

2043, subject to adjustment.

Index Sponsor: International Securities Exchange, LLC

Index Calculation Agent: Solactive AG (formerly Structured Solutions AG) (“Solactive”)

Listing: The Securities are listed on NYSE Arca under the symbol “CEFL.” If an active secondary market develops, we expect that investors will purchase and sell the Securities primarily in this secondary market.

Calculation Date: December 1, 2043, unless that day is not a Trading Day, in which case the Calculation Date will be the next Trading Day, subject to adjustment.

Index Symbol: YLDA (NYSE and Bloomberg)

Intraday Indicative Value Symbol of the Securities: CEFLIV (INDEX) (Bloomberg); ^CEFL-IV (Yahoo! Finance)

CUSIP No. 90270L842

ISIN No. US90270L8422

Valuation of the Index and the Securities

Intraday Index Values

On each Trading Day, the Index Calculation Agent will calculate and publish the intraday indicative value of the relevant Index every 15 seconds during normal trading hours on Bloomberg L.P. (“Bloomberg”) or any other publicly available information provider specified in “Principal Terms above under a ticker symbol identified “Principal Terms above. The actual relevant Index Closing Level may vary, and on a cumulative basis over the term of any series of the Securities may vary significantly, from the intraday indicative value of the Index.

The intraday indicative calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The intraday indicative value of the relevant Index published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

The Intraday Index Value calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The Intraday Index Value published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

Intraday Security Values

An intraday “indicative value” meant to approximate the expected trading value of each series of the Securities in a liquid market, will be calculated by the Index Calculation Agent specified in “Principal Terms” above and published by Bloomberg (based in part on information provided by such Index Calculation Agent) or any other publicly available information provider specified in Principal Terms” above (or a successor) via the facilities on the Consolidated Tape Association under a symbol to be identified Principal Terms” above. In connection with your Securities, we use the term “indicative value” to refer to the value at a given time and date equal to (i) Current Principal Amount multiplied by the Index Factor calculated using the intraday indicative value of the relevant Index as of such time as the Index Valuation Level, plus (ii) assuming such time and date is the Redemption Valuation Date, the Coupon Amount with respect to the Coupon Valuation Date if on such Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred; plus (iii) the Stub Reference Distribution Amount, if any, as of such time and date, assuming such time and date is the Redemption Valuation Date, minus (iv) the Accrued Fees as of such time and date, assuming such time and date is the Redemption Valuation Date.

The intraday indicative value calculation will be used to determine whether any series of the Securities will be accelerated, as discussed under “— Acceleration Upon Minimum Indicative Value”. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, or termination of your Securities, nor will it reflect hedging or other transactional costs, credit considerations, market liquidity or bid-offer spreads. The levels of the relevant Index provided by the Index Calculation Agent specified in Principal Terms” above will not necessarily reflect the depth and liquidity of the relevant Index Constituent Securities. For this reason and others, the actual trading price of the Securities of any series may be different from their indicative value.

The calculation of the intraday indicative value shall not constitute a recommendation or solicitation to conclude a transaction at the level stated, and should not be treated as giving investment advice.

The publishing of the intraday indicative value of any series of the Securities by Bloomberg or any other publicly available information provider specified “Principal Terms” above may occasionally be subject to delay or postponement. The actual trading price any series of the Securities may be different from their intraday indicative value.

The intraday indicative value of any series of the Securities published at least every 15 seconds during the NYSE Arca’s Core Trading Session, which is currently from 9:30 a.m. to 4:00 p.m., New York City time, will be based on the intraday indicative values of the relevant Index, and may not be equal to the payment at maturity or call, or upon early redemption or acceleration. These intraday indicative value calculations will be prepared as of a particular time and date and will therefore not reflect subsequent changes in market values or prices or in any other factors relevant to their determination.

Split or Reverse Split of the Securities

Should the Current Principal Amount of any series of Securities on any Trading Day be above $100.00, we may, but are not obligated to, initiate a 4- for-1 split of your Securities. Should the Current Principal Amount on any Trading Day be below $10.00, we may, but are not obligated to, initiate a 1-for-4 reverse split of your Securities. If the Current Principal Amount of a series of Securities is greater than $100.00 or below $10.00 on any Trading Day, and we decide to initiate a split or reverse split, as applicable, such date shall be deemed to be the “announcement date”, and we will issue a notice to holders of the relevant Securities and press release announcing the split or reverse split, specifying the effective date of the split or reverse split.

If the Securities undergo a split, we will adjust the terms of the Securities accordingly. If the Securities undergo a 4:1 split, every investor who holds a Security via The Depository Trust Company (“DTC”) on the relevant record date will, after the split, hold four Securities, and adjustments will be made as described below. The record date for the split will be the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be divided by four to reflect the 4:1 split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

In the case of a reverse split, we reserve the right to address odd numbers of Securities (commonly referred to as “partials”) in a manner determined by us in our sole discretion. If the Securities undergo a 1:4 reverse split, every investor who holds four Securities via DTC on the relevant record date will, after the reverse split, hold only one Security and adjustments will be made as described below. The record date for the reverse split will be on the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be multiplied by four to reflect the 1:4 reverse split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The reverse split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

Holders who own a number of Securities on the record date that is not evenly divisible by four will receive the same treatment as all other holders for the maximum number of Securities they hold which is evenly divisible by four, and we will have the right to compensate holders for their remaining or “partial” Securities in a manner determined by us in our sole discretion. Our current intention is to provide holders with a cash payment for their partials on the 17th Business Day following the announcement date in an amount equal to the appropriate percentage of the closing indicative value of the reverse split-adjusted Securities on the 14th Business Day following the announcement date. For example, a holder who held 23 Securities via DTC on the record date would receive five post-reverse split Securities on the immediately following Business Day, and a cash payment on the 17th Business Day following the announcement date that is equal to 3/4ths of the Current Principal Amount of the reverse split-adjusted Securities on the 14th Business Day following the announcement date.

General Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described under “Medium-Term Notes, Series A” above. The terms described here supplement those described in “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each monthly Coupon Payment Date you may receive an amount in cash equal to the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

If the Reference Distribution Amount on such Coupon Valuation Date is zero, you will not receive any Coupon Amount on the related Coupon Payment Date. The final Coupon Amount will be included in the Cash Settlement Amount at maturity if on the Calculation Date the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Reference Distribution Amount” is (i) as of the first Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the Initial Trade Date to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of such securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Reference Distribution Amount in the manner described in “Principal Terms” above. Cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment of Additional Amounts”.

The “Coupon Payment Date” means the 15th Trading Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date.

The “Coupon Record Date” means the ninth Trading Day following each Coupon Valuation Date.

The “Coupon Valuation Date”, unless specified otherwise in “Principal Terms” above, means the 30th of each month, and the 28th day of February, of each calendar year during the term of the Securities or if such date is not a Trading Day, then the first Trading Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date.

The “Coupon Ex-Date”, with respect to a Coupon Amount, means the first Trading Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Trading Day prior to the applicable Coupon Record Date.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index Constituent Security equal to two times (i) the published unit weighting of that security as of that date, as described in “Principal Terms” above, divided by (ii) the product of (a) the “Index Divisor” specified in “Principal Terms” above as of that date, and (b) the Monthly Initial Closing Level divided by the Current Principal Amount.

“record date” means, with respect to a distribution on a relevant Index Constituent Security, the date on which a holder of such security must be registered as a unitholder of such security in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on a relevant Index Constituent Security, the first Business Day on which transactions in such security trade on the primary exchange or market of trading for such security without the right to receive such distribution.

Coupon Amounts will be paid in U.S. dollars, and will be subject to exchange rate risk if the cash distributions paid on the Index Constituent Securities are paid in non-U.S. dollar currencies. See “Risk Factors — The Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount may be subject to exchange rate risk”. Coupon Amounts may also be reduced in the event of withholding taxes imposed by the taxing authority of the applicable Index Constituent on the cash distributions on the Index Constituent Securities and for any fees related to such cash distributions. See “Risk Factors — The calculation of the Reference Distribution Amount and Stub Reference Distribution Amount may have to take into account withholding taxes and applicable fees, consequently reducing the Coupon Amount”.

Cash Settlement Amount at Maturity

The “Maturity Date” for each series of Securities will be the third Trading Day after the last Trading Day in the applicable Measurement Period, which we refer to in this section “— Cash Settlement Amount at Maturity” as the “Final Measurement Period”. The scheduled Maturity Date will be identified in “Principal Terms” above.

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to (a) the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the Final Measurement Period, plus (b) the final Coupon Amount if on such last Trading Day the Coupon Ex-Date with respect to the final Coupon

Amount has not yet occurred, plus (c) the Stub Reference Distribution Amount as of such last Trading Day, if any, minus (d) the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Cash Settlement Amount”.

If the amount calculated above is less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees in order for you to receive an aggregate amount over the term of the Securities of any series equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity.

The “Stub Reference Distribution Amount” as of the last Trading Day in the applicable Measurement Period or as of the Redemption Valuation Date, as applicable, is an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if such Redemption Valuation Date or the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from but excluding, the Initial Trade Date) to, and including, such last Trading Day of such Measurement Period or such Redemption Valuation Date, as applicable;  provided that, for the purpose of calculating the Stub Reference Distribution Amount as of such last Trading Day of such Measurement Period, the Reference Holder will be deemed to hold on each Trading Day in such Measurement Period ((t-d)/t) of the shares of such securities it would otherwise hold on each of the Trading Days in such Measurement Period beginning on the second Trading Day in such Measurement Period until and including the final Trading Day in such Measurement Period. For purposes of this definition, d = the number of Trading Days that have occurred in the applicable Measurement Period. For purposes of this definition, “t” equals the number of Trading Days in “Principal Terms” above. Such cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer – Payment of Additional Amounts”. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Stub Reference Distribution Amount in the manner described in “Principal Terms” above.

The Accrued Fees will be calculated as of the last Trading Day in the Final Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

On the Initial Trade Date, the Accrued Financing Charge for each Security will be $0.

The “Accrued Financing Charge” as of the last Trading Day in the Final Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Accrued Tracking Fee” as of the last Trading Day in the Final Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such last Trading Day and the denominator of which is 365.

The “Annual Tracking Fee” is, as of any date of determination, an amount per Security equal to the product of (i) the Annual Tracking Rate and (ii) the Current Indicative Value as of the immediately preceding Trading Day.

The “Annual Tracking Rate” is a per annum rate described in “Principal Terms” above.

The “Current Indicative Value” is, as determined by the Calculation Agent as of any date of determination, an amount per Security of any series equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, calculated using the Index Closing Level on such date as the Index Valuation Level.

The “Principal Amount” of each Security is $25.00. Each series of the Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Principal Amount.

For the Initial Calendar Month, the Current Principal Amount will equal $25.00 per Security of the applicable series. For each subsequent calendar month, the Current Principal Amount for each Security of that series will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date — Accrued Fees on the applicable Monthly Valuation Date

If any series of the Securities undergoes a split or reverse split, the Current Principal Amount of that series will be adjusted accordingly.

For each calendar month, the “Monthly Reset Date” is the first Trading Day of the month specified in “Principal Terms” above, subject to adjustment as described under “— Market Disruption Event”;  provided, however, that no Monthly Reset Date will occur on or after the Call Valuation Date or the Acceleration Date.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Trading Day of the previous calendar month subject to adjustment as described under “— Market Disruption Event”. The Monthly Valuation Date specified in “Principal Terms” above.

The Index Factor will be calculated as follows:

1 + (2 × Index Performance Ratio)

The Index Performance Ratio on any Monthly Valuation Date, any Redemption Valuation Date, or as of the last Trading Day in the Final Measurement Period, as applicable, will be:

Index Valuation Level — Monthly Initial Closing Level
Monthly Initial Closing Level

The “Index Valuation Level” will equal the arithmetic mean of the Index Closing Levels measured on each Trading Day during the Final Measurement Period, or the Index Closing Level on any Monthly Valuation Date or any Redemption Valuation Date, as determined by the Calculation Agent, provided that if the Redemption Valuation Date falls in the Final Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/t times (b) (i) the sum of the Index Closing Levels on each Trading Day from, and including, the Call Valuation Date, Acceleration Date or the Calculation Date, as applicable, to, but excluding, the date of determination, plus (ii) the number of Trading Days from and including the date of determination to and including the last Trading Day in such Measurement Period, times the Index Closing Level on such date of determination. For purposes of this definition, “t” equals the number of Trading Days in the Final Measurement Period.

The “Monthly Initial Closing Level” for the Initial Calendar Month is specified in “Principal Terms” above and will be the Index Closing Level on the applicable Initial Trade Date. For each subsequent calendar month, the Monthly Initial Closing Level on the Monthly Reset Date will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month.

The “Index Closing Level” is, for any series of the Securities, the closing level of the relevant Index as reported on Bloomberg and any other publicly available information provider specified in in “Principal Terms” above; provided, however, that if the Index Closing Level as reported on Bloomberg (or any successor) differs from the Index Closing Level as reported on such other information provider (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

The “Index Calculation Agent” will be the entity that calculates the level of the relevant Index and is specified in “Principal Terms” above.

The “Calculation Date” is specified in “Principal Terms” above.

The “Current Indicative Value”, as determined by the Calculation Agent as of any date of determination, is an amount per Security equal to the product of (i) the Current Principal Amount and (ii) the Index Factor of such date, using the Index Closing Level of such date as the Index Valuation Level.

Unless specified otherwise in “Principal Terms” above, “Trading Day” means any day on which (i) the value of the relevant Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the Index Constituent Securities in the relevant Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Early Redemption at the Option of the Holders

You may elect to require UBS to redeem your Securities, subject to a minimum redemption amount of at least 50,000 Securities of the same series. If you elect to have your Securities redeemed and have done so under the redemption procedures described below under “— Redemption Procedures”, you will receive payment for your Securities on the Redemption Date. The first and final Redemption Dates are specified in in “Principal Terms” above. For any early redemption, the applicable “Redemption Valuation Date” means the first Trading Day following the date on which you deliver a redemption notice to UBS in compliance with the redemption procedures. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities of the same series; however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities of any series. Any such reduction will be applied on a consistent basis for all holders of the Securities of the affected series at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the corresponding Redemption Valuation Date or, if such day is not a Business Day, the next following Business Day (the “Redemption Date”). In addition, if a call notice has been issued or if acceleration has been triggered, in each case with respect to any series of the Securities, the last Redemption Valuation Date for that series of Securities will be the fifth Trading Day prior to the Call Settlement Date or the Acceleration Settlement Date, as applicable. Any applicable Redemption Valuation Date is subject to adjustment as described under “— Market Disruption Event”.

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures”, for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the applicable Redemption Valuation Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding such Redemption Valuation Date if on that Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such Redemption Valuation Date, if any, minus

(d)           the Accrued Fees as of such Redemption Valuation Date, minus

(e)           the Redemption Fee.

We refer to this cash payment as the “Redemption Amount”.

If the amount calculated above is less than zero, the payment upon early redemption will be zero. We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

You may lose some or all of your investment upon early redemption. Because the Accrued Fees and the Redemption Fee reduce your final payment, the monthly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and the Redemption Fee, if applicable, less any Coupon Amounts and any Stub Reference Distribution Amount as of the Redemption Valuation Date, if any, in order for you to receive an aggregate amount over the term of the Securities equal to your initial investment in the Securities. If the monthly compounded leveraged return of the Index is insufficient to offset such a negative effect or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon early redemption.

The Accrued Fees will be calculated as of any Redemption Valuation Date as the sum of (i) the Accrued Tracking Fee as of such date and (ii) the Accrued Financing Charge as of such date.

The “Accrued Tracking Fee” as of any Redemption Valuation Date is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such Redemption Valuation Date, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), and the denominator of which is 365.

The “Accrued Financing Charge” as of any Redemption Valuation Date is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Redemption Fee” means, as of any date of determination for a series of Securities, an amount per Security equal to the product of (a) 0.125%, (b) the Current Principal Amount and (c) the Index Factor as of the applicable Redemption Valuation Date.

We discuss these matters in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Redemption and Payment”.

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner. Any series of Securities may trade at, above, or below its indicative value.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

  deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Trading Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a confirmation of redemption;
  deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;
  instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and
  cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

•         Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities of any series upon not less than eighteen calendar days’ prior notice to the holders of the Securities of that series, such redemption to occur on any Trading Day specified in “Principal Terms” above through and including the Maturity Date specified in “Principal Terms” above. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the applicable Measurement Period, which we refer to in this section “— UBS’s Call Right” as the “Call Measurement Period”, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Call Settlement Amount”.

If the amount calculated above is less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

If UBS issues a call notice on any Trading Day, the “Call Valuation Date” will be the fifth Trading Day following the Trading Day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Trading Day in the Call Measurement Period.

The holders will receive payment for their Securities on a date that is at least three, but not greater than six, Trading Days following the last Trading Day in the Call Measurement Period (the “Call Settlement Date”). We will inform you of such Call Settlement Date in the call notice. If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event”.

You may lose some or all of your investment at call. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at call.

The Accrued Fees will be calculated as of the last Trading Day in the Call Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Accrued Tracking Fee” as of the last Trading Day in the Call Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day, and the denominator of which is 365.

The “Accrued Financing Charge” as of last Trading Day in the Call Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day, times (ii) the Financing Rate as of such date, divided by (b) 360.

Acceleration Upon Minimum Indicative Value

If, at any time, the indicative value for any series of the Securities on any Trading Day (1) equals $5.00 or less or (2) decreases 60% in value from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date (each such day, an “Acceleration Date”), all issued and outstanding Securities of that series will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value of that series would later exceed $5.00 or would increase from the -60% level on such Acceleration Date or any subsequent Trading Day during the applicable Measurement Period, which we refer to in this section “— Acceleration Upon Minimum Indicative Value” as the “Acceleration Measurement Period”) for a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day of the Acceleration Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Acceleration Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Acceleration Amount”. If the minimum indicative value threshold of any series of Securities has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the that series of Securities.

You may lose some or all of your investment upon an acceleration upon minimum indicative value. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon an acceleration upon minimum indicative value.

The Accrued Fees will be calculated as of any date of determination for any series of Securities as the sum of (i) the Accrued Tracking Fee as of the last Trading Day of the Acceleration Measurement Period and (ii) the Accrued Financing Charge as of the last Trading Day of the Acceleration Measurement Period.

The “Accrued Tracking Fee” as of the last Trading Day of the Acceleration Measurement Period will be an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day or if the Acceleration occurs prior to the first initial Monthly Valuation Date, the period from but excluding the Initial Trade Date), as applicable, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Trading Day of the Acceleration Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Levels as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day (or if the Acceleration Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Acceleration Settlement Date” will be the third Trading Day following the last Trading Day of the Acceleration Measurement Period.

Subject to the prior verification by the Calculation Agent that the indicative value of $5.00 or less was accurately calculated by the Index Calculation Agent or that the decrease of 60% from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date was accurately calculated by the Index Calculation Agent, as applicable, and in each case with respect to a series of Securities, UBS must provide notice to the holders of that series of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the intraday indicative value of the Securities is calculated see “Valuation of the Index and the Securities”.

Calculation Agent

UBS Securities LLC will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Index Valuation Level, the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Accrued Financing Charge, the Financing Level, the Financing Rate, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Tracking Fee, the Annual Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, that we will pay you upon redemption, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant Index levels calculated by the Calculation Agent, as adjusted, the Coupon Ex-Dates, the Coupon Record Dates, the Coupon Amount, and whether any day is a Business Day or Trading Day. The Calculation Agent will also calculate any foreign exchange calculations necessary to determine the Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount in the event that cash distributions on the relevant Index Constituent Securities are made in non-U.S. dollar currencies. The Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the relevant Index has been discontinued and whether there has been a material change in the relevant Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent for any series of the Securities and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent for any series of the Securities from time to time without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption or acceleration, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, the Call Settlement Date, the Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Accrued Tracking Fee, the Accrued Financing Charge, the Redemption Amount and Redemption Fee, if any, per Security for any series of Securities, the Call Settlement Amount, if any, per Security for any series of Securities, the Acceleration Amount, if any, per Security for any series of Securities, and the Cash Settlement Amount, if any, per Security for any series of Securities, will be rounded to the nearest ten-thousandth, with five one hundred-

thousandths rounded upward (e.g., ..76545 would be rounded up to .7655);  and all dollar amounts paid on the aggregate principal amount of such Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the relevant Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the relevant Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the relevant Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

If the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount. If a Market Disruption Event occurs on any Monthly Valuation Date, the Index Closing Level for such Monthly Valuation Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date, Monthly Valuation Date or the Redemption Valuation Date, as applicable, occurring more than three Trading Days following the day originally scheduled to be such final Averaging Date, Monthly Valuation Date or Redemption Valuation Date. If the third Trading Day following the date originally scheduled to be the final Averaging Date, Monthly Valuation Date or Redemption Valuation Date, as applicable, is not a Trading Day or a Market Disruption Event has occurred or is continuing with respect to the relevant Index on such third Trading Day, the Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Trading Day but for such Market Disruption Event. If any Monthly Valuation Date is postponed as described above, the succeeding Monthly Reset Date will occur on the next Trading Day following the postponed Monthly Valuation Date.

An “Averaging Date” means each of the Trading Days during any Measurement Period, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the relevant Index, the Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a Market Disruption Event with respect to the relevant Index, in each case as determined by the Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of the Index Constituent Securities for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the relevant Index or to a material number of Index Constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the relevant Index is not published; or

(d)           in any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect.

The following events will not be Market Disruption Events with respect to the relevant Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the relevant Index or any Index Constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the relevant Index or any Index Constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Discontinuance of or Adjustments to the Relevant Index;  Alteration of Method of Calculation

If the Index Calculation Agent or another entity that publishes the Index (such other entity to be named in the in “Principal Terms” above) discontinues publication of or otherwise fails to publish the relevant Index, and the Index Calculation Agent or such other entity publishes a successor or substitute index that the Calculation Agent determines to be comparable to the discontinued relevant Index (such index being referred to herein as a “Successor Index”), then the Index Closing Level for such Successor Index will be determined by the Calculation Agent by reference to the Successor Index on the dates and at the times as of which the Index Closing Levels for such Successor Index are to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Calculation Agent discontinues publication of the relevant Index prior to, and such discontinuation is continuing on any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined and the Calculation Agent determines that no Successor Index is available at such time, or the Calculation Agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to, and such discontinuation is continuing on, any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined, then the Calculation Agent will determine the Index Closing Level using the closing level and published share weighting of each Index Constituent Security included in the relevant Index or Successor Index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions as described in the description of the relevant Index included in in “Principal Terms” above. In such event, the Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the relevant Index or Successor Index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the relevant Index or a Successor Index, or the value thereof, is changed in a material respect, or if the relevant Index or a Successor Index is in any other way modified so that the level of the relevant Index or such Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of the relevant Index or such Successor Index had such changes or modifications not been made, then the Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the relevant Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the levels for the relevant Index or such Successor Index with reference to the relevant Index or such Successor Index, as adjusted. The Calculation Agent will accordingly calculate the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Financing Level, the Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon redemption, if applicable, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant index levels calculated by the Calculation Agent, as adjusted. Accordingly, if the method of calculating the relevant Index or a Successor Index is modified so that the level of the relevant Index or such Successor Index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the relevant Index), which, in turn, causes the level of the relevant Index or such Successor Index to be a fraction of what it would have been if there had been no such modification, then the Calculation Agent will make such calculations and adjustments in order to arrive at a level for the relevant Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Redemption Price Upon Optional Tax Redemption

We have the right to redeem any series of the Securities in the circumstances described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Optional Tax Redemption”. If we exercise this right, the redemption price of that series of the Securities will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of any series of the Securities is accelerated, we will pay the default amount in respect of the principal of the that series of Securities at maturity. We describe the default amount below under “— Default Amount”.

In addition to the default amount described below, we will also pay the Coupon Amount per Security of the accelerated series, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment”, calculated as if the date of acceleration was the last Trading Day in the last applicable Measurement Period prior to the Maturity Date and the four Trading Days immediately preceding the date of acceleration were the corresponding Trading Days in such accelerated Measurement Period, with the fourth Trading Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Trading Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series A are entitled to take any action under the indenture, we will treat the outstanding principal amount of each series of Securities as the outstanding principal amount of the Medium-Term Notes, Series A constituted by that series of Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series A, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series A, accelerating the maturity of the Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants”.

Default Amount

The default amount for any series of the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities of the accelerated series. That cost will equal:

  the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

•         During the default quotation period for the Securities of the accelerated series, which we describe below, the holders of that series of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

  no quotation of the kind referred to above is obtained, or every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

•         If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

•         In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•         A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•         P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption or acceleration will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities”.

Modified Business Day

As described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Payment When Offices Are Closed”, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date.

Defeasance

Neither full defeasance nor covenant defeasance, as described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance”, will apply to the Securities.

Reissuances or Reopened Issues

We may issue additional Securities in amounts that exceed the amount specified in “ Principal Terms” above at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Amounts That We May Issue”.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities of any series and will have the same CUSIP number and will trade interchangeably with that series of the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

Additional Terms of the Securities

The general terms of the Securities described above are modified by the specific definitions and terms below.

 “Trading Day” means any day on which (i) the value of the Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the Primary Exchange on which the Index Constituent Securities are traded, in each case as determined by the Calculation Agent in its sole discretion.

“Primary Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, the primary exchange or market of trading for such Index Constituent Security or such constituent underlying a successor index.

29. 2xLeveraged Long ETRACS Wells Fargo® Business Development Company Index ETN Series B due May 24, 2041

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of UBS AG debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described in “Description of Debt Securities We May Offer” under “Medium-Term Notes, Series B” above. The terms described here supplement those described in ”Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

We describe the terms of the Securities in more detail below.

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

The Stated Principal Amount of each Security is $25.00.

The Securities do not guarantee any return of principal at, or prior to, maturity or call, or upon early redemption or acceleration. Instead, at maturity, you will receive a cash payment per Security the amount of which will vary depending on the performance of the Index and will be reduced by the Accrued Fees as of the last Index Business Day in the Final Measurement Period as described under “— Cash Settlement Amount at Maturity.” If the amount as calculated is equal to or less than zero, the Cash Settlement Amount will be zero and you will not receive a cash payment.

If you exercise your right to have us redeem your Securities, subject to compliance with the redemption procedures, for each Security you will receive per Security a cash payment on the relevant Redemption Date equal to the Redemption Amount as described under “— Early Redemption at the Option of Holders.” If the amount as calculated is equal to or less than zero, the payment at Redemption Amount will be zero and you will not receive a cash payment.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each quarterly Coupon Payment Date you will receive an amount in cash equal to the difference between the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, and the Accrued Fees, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

To the extent the Reference Distribution Amount on any Coupon Valuation Date is equal to or less than the Accrued Fees on the corresponding Coupon Valuation Date, there will be no Coupon Amount payment made on that Coupon Payment Date, and an amount equal to the difference between the

Accrued Fees and the Reference Distribution Amount (the “Fee Shortfall”) will be included in the Accrued Fees and will reduce the Coupon Amount for the next Coupon Valuation Date. This process will be repeated to the extent necessary until the Reference Distribution Amount for a Coupon Valuation Date is greater than the Accrued Fees for the corresponding Coupon Valuation Date. The final Coupon Amount will be included in the Cash Settlement Amount if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Coupon Payment Date” means the fifteenth (15th) Index Business Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date, subject to adjustment as described herein. The first Coupon Payment Date will be January 22, 2016.

The “Coupon Record Date” means the ninth Index Business Day following each Coupon Valuation Date.

The “Coupon Ex-Date,” with respect to a Coupon Amount, means the first Exchange Business Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Exchange Business Day prior to the applicable Coupon Record Date.

The “Coupon Valuation Date” means the 30th of March, June, September and December of each calendar year during the term of the Securities or if such date is not an Index Business Day, then the first Index Business Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date, subject to adjustment as described herein. The first Coupon Valuation Date will be December 30, 2015.

The “Reference Distribution Amount” means (i) as of the first Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent, for those cash distributions whose “ex-dividend date” occurs during the period from and excluding September 30, 2015 to and including the first Coupon Valuation Date, and (ii) as of any other Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date.

Notwithstanding the foregoing, with respect to cash distributions for an Index constituent which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index constituent fails to pay the distribution to holders of such Index constituent by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index constituent equal to two times (i) the published unit weighting of that Index constituent as of that date, as described under “Wells Fargo® Business Development Index—Calculation of the Index”, divided by (ii) the product of (a) the Divisor as of that date, and (b) the Monthly Initial Closing Level divided by the Current Principal Amount.

“record date” means, with respect to a distribution on an Index constituent, the date on which a holder of the Index constituent must be registered as a unitholder of such Index constituent in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on an Index constituent, the first Business Day on which transactions in such Index constituent trade on the Primary Exchange without the right to receive such distribution.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banking institutions in The City of New York, generally, are authorized or obligated by law, regulation or executive order to close.

The “Accrued Fees” will be calculated as of any Coupon Valuation Date as the sum of (i) the Accrued Tracking Fee as of that Coupon Valuation Date, (ii) the Accrued Financing Charge as of that Coupon Valuation Date and (iii) the Fee Shortfall as of the immediately preceding Coupon Valuation Date, if any.

The calculation of the Accrued Fees also takes into account the performance of the Index, as measured by the Index Closing Level.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

The “Accrued Financing Charge” is:

(1)           with respect to the first Coupon Valuation Date, an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, September 30, 2015 to, and including, the first Coupon Valuation Date times (ii) the Financing Rate as of such date, divided by (b) 360;

(2)           with respect to any Coupon Valuation Date other than the first Coupon Valuation Date, an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Coupon Valuation Date to, and including, the then-current Coupon Valuation Date times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Financing Rate” will equal the London interbank offered rate (British Banker’s Association) for three-month deposits in U.S. Dollars, which is displayed on Reuters page LIBOR01 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks, as determined by the Security Calculation Agent), as of 11:00 a.m., London time, on the day that is two London business days prior to the immediately preceding Monthly Valuation Date. “London business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in London generally are authorized or obligated by law, regulation or executive order to close and is also a day on which dealings in U.S. dollars are transacted in the London interbank market.

The “Annual Tracking Fee” means, as of any date of determination, an amount per Security equal to the product of (i) 0.85% per annum and (ii) the Current Indicative Value as of the immediately preceding Index Business Day.

The “Current Indicative Value,” as determined by the Security Calculation Agent as of any date of determination, an amount per Security, equal to the product of (i) the Current Principal Amount and (ii) the Index Factor (as defined under “— Cash Settlement at Maturity” ) of such date, using the Index Closing Level of such date as the Index Valuation Level. As of October 7, 2015, the Current Indicative Value was 16.4533.

The “Accrued Tracking Fee” is:

(1) with respect to the first Coupon Valuation Date, an amount equal to the product of (i) the Annual Tracking Fee calculated as of the first Coupon Valuation Date and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, September 30, 2015 to, and including such Coupon Valuation Date, and the denominator of which is 365 (for the avoidance of doubt, the calculation of the Accrued Tracking Fee with respect to the first Coupon Valuation Date will be for a full quarter beginning from and excluding September 30, 2015);

(2)           with respect to any Coupon Valuation Date other than the first Coupon Valuation Date, an amount equal to the product of:

(a)           the Annual Tracking Fee as of such Coupon Valuation Date and

(b)           a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date, and the denominator of which is 365.

Cash Settlement Amount at Maturity

The “Maturity Date” will be May 24, 2041, which will be the third Business Day following the last Index Business Day in the Final Measurement Period, subject to adjustment as described below under “— Market Disruption Event.”

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to:

(a)           the product of

(i)            the Current Principal Amount and

(ii)           the Index Factor as of the last Index Business Day in the Final Measurement Period, plus

(b)           the final Coupon Amount if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any, minus

(d)           the Accrued Fees as of the last Index Business Day in the Final Measurement Period.

We refer to this cash payment as the “Cash Settlement Amount.” If the amount so calculated is equal to or less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. The negative effect of the Accrued Fees will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any final Coupon Amount or any Stub Reference Distribution Amount you may be entitled to receive as of the last Index Business Day in the Final Measurement Period) or if the compounded leveraged monthly return the Index is negative, you may lose some or all of your investment at maturity.

The “Stated Principal Amount” of each Security is $25.00. The Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Stated Principal Amount.

For the period from October 8, 2015 to October 31, 2015 (such period, the “initial calendar month”), the Current Principal Amount will equal $14.8921 per Security. For each subsequent calendar month, the Current Principal Amount for each Security will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date

For each calendar month, the “Monthly Reset Date” is the first Exchange Business Day of that month beginning on November 1, 2015 and ending on May 1, 2041, subject to adjustment as described under “— Market Disruption Event”; provided, however, that no Monthly Reset Date will occur on or after the Call Valuation Date or the Acceleration Date.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Exchange Business Day of the previous calendar month beginning on October 31, 2015 and ending on April 30, 2041, subject to adjustment as described under “— Market Disruption Event.”

The Index Factor will be calculated as follows:

1 + (2 × Index Performance Ratio)

The Index Performance Ratio as of the last Index Business Day during the Final Measurement Period, the Acceleration Measurement Period or the Call Measurement Period, or on any Monthly Valuation Date or any Redemption Valuation Date, as applicable, will be:

Index Valuation Level – Monthly Initial Closing Level
Monthly Initial Closing Level

As determined by the Security Calculation Agent, the “Index Valuation Level” as of the last Index Business Day of the Final Measurement Period is the arithmetic mean of the Index Closing Levels measured on each Index Business Day during the Final Measurement Period.

The “Monthly Initial Closing Level” for the initial calendar month is 701.08, the Index Closing Level on September 30, 2015 . For each subsequent calendar month, the Monthly Initial Closing Level on the Monthly Reset Date will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month.

The “Index Closing Level” is the closing level of the Index as reported on the NYSE and Bloomberg; provided, however, that if the closing level of the Index as reported on the NYSE (or any successor) differs from the closing level of the Index as reported on Bloomberg (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

The “Final Measurement Period” means the ten Index Business Days from and including the Calculation Date, subject to adjustment as described under “— Market Disruption Event.”

The “Accrued Fees” will be calculated as of the last Index Business Day in the Final Measurement Period as the sum of (i) the Accrued Tracking Fee as of the last Index Business day in the Final Measurement Period, (ii) the Accrued Financing Charge as of the last Index Business day in the Final Measurement Period and (iii) the Fee Shortfall as of the immediately preceding Coupon Valuation Date.

The Accrued Fees also take into account the performance of the Index, as measured by the Index Closing Level.

The “Accrued Tracking Fee” as of the last Index Business Day in the Final Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of the last Index Business Day in the Final Measurement Period and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Coupon Valuation Date to and including the last Index Business Day in the Final Measurement Period, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Index Business Day in the Final Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Coupon Valuation Date to, and including such last Index Business Day in the Final Measurement Period, times (ii) the Financing Rate as of such date, divided by (b) 360. The “Maturity Date” will be May 24, 2041, which will be the third Business Day following the last Index Business Day in the Final Measurement Period, subject to adjustment as described below under “— Market Disruption Event.”

The “Stub Reference Distribution Amount” means, as of the last Index Business Day during the Final Measurement Period, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon

Valuation Date to and including the last Index Business Day during the Final Measurement Period; provided, that for the purpose of calculating the Stub Reference Distribution Amount as of the last Index Business Day during the Final Measurement Period, the Reference Holder will be deemed to hold nine-tenths, eight-tenths, seven-tenths, six-tenths, five-tenths, four-tenths, three-tenths, two-tenths and one-tenth of the shares of each Index constituent it would otherwise hold on the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth Index Business Day, respectively, in such Final Measurement Period. Notwithstanding the foregoing, with respect to cash distributions for an Index constituent which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index constituent fails to pay the distribution to holders of such Index constituent by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount.

The “Index Calculation Agent” means the entity that calculates and publishes the level of the Index, which is currently NYSE Arca.

The “Calculation Date” means May 8, 2041, unless such day is not an Index Business Day, in which case the Calculation Date will be the next Index Business Day, subject to adjustments.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Exchange Business Day” means any day on which the Primary Exchange or market for trading of the Securities is scheduled to be open for trading and is also a valid settlement date.

“Primary Exchange” means, with respect to each Index constituent or each constituent underlying a successor index, the primary exchange or market of trading for such Index constituent or such constituent underlying a successor index.

“Related Exchange” means, with respect to each Index constituent or each constituent underlying a successor index, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agent) on the overall market for futures or options contracts relating to such Index constituent or such constituent underlying a successor index.

Some of the defined terms used in this section have different applications when used in determining the Redemption Amount, the Call Settlement Amount or the Acceleration Amount. For the definition of the terms relevant to early redemption, call or acceleration, please refer to “— Early Redemption at the Option of the Holders”, “— UBS’s Call Right” or “— Acceleration Upon Minimum Indicative Value or Intraday Index Value.”

Underlying Index

The return on the Securities is linked to the performance of the Wells Fargo® Business Development Company Index, measured by reference to the Index Closing Level. The Index is intended to measure the performance of all business development companies listed on NYSE MKT or The Nasdaq Stock Market, Inc. that satisfy specified market capitalization and other eligibility requirements. The “Index Sponsor” is Wells Fargo Securities, LLC.

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request on any Business Day during the term of the Securities to have us redeem your Securities on any Business Day no later than 12:00 noon, New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on any Business Day, provided that you request that we redeem a minimum of 50,000 Securities. For any applicable redemption request, the “Redemption Valuation Date” will be the first Index Business Day following the date that the applicable Redemption Notice and Redemption Confirmation are delivered. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities; however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities. Any such reduction will be applied on a consistent basis for all holders of the Securities at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the applicable Redemption Valuation Date (the “Redemption Date”). The first Redemption Date will be October 15, 2015. The final Redemption Date will be May 18, 2041; provided that, if a call notice has been issued or if an acceleration upon minimum indicative value or Intraday Index Value has been triggered, the last Redemption Valuation Date will be the fifth Index Business Day prior to the Call Settlement Date or the Acceleration Settlement Date, as applicable. If a Market

Disruption Event is continuing or occurs on the applicable scheduled Redemption Valuation Date with respect to any of the Index constituents, such Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures,” for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to:

(a)           the product of:

(i)            the Current Principal Amount and

(ii)           the Index Factor as of the Redemption Valuation Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Redemption Valuation Date if on the Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of the Redemption Valuation Date, if any, minus

(d)           the Accrued Fees as of the Redemption Valuation Date, minus

(e)           the Redemption Fee Amount.

We refer to this cash payment as the “Redemption Amount.”

If the amount calculated above is equal to or less than zero, the payment upon early redemption will be zero.

We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

You may lose some or all of your investment upon early redemption. The combined negative effect of the Accrued Fees and the Redemption Fee Amount will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees and the Redemption Fee Amount, if applicable (less any Coupon Amounts and any Stub Reference Distribution Amount you may be entitled to receive as of the Redemption Valuation Date), or if the compounded leveraged monthly return of the Index is negative, you may lose some or all of your investment upon early redemption.

The “Stub Reference Distribution Amount” means, as of the Redemption Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if the Redemption Valuation Date occurs prior to the first Coupon Valuation Date, the period from, but excluding, September 30, 2015) to and including the Redemption Valuation Date; provided, for the purposes of calculating the Stub Reference Distribution Amount during the period on or after the Calculation Date, a call notice has been issued or acceleration upon minimum indicative value or Intraday Index Value has been triggered, the Reference Holder will be deemed to hold nine-tenths, eight-tenths, seven-tenths, six-tenths, five-tenths, four-tenths and three-tenths of the shares of each Index constituent it would otherwise hold on the second, third, fourth, fifth, sixth, seventh and eighth Index Business Day, respectively, in the Final Measurement Period, Call Measurement Period or Acceleration Measurement Period, as applicable. For purposes of calculating the Stub Reference Distribution Amount, if a Redemption Valuation Date occurs during the Final Measurement Period, Call Measurement Period or Acceleration Measurement Period, the Reference Holder will be deemed to hold only the fraction of the shares (as referenced in the preceding sentence) of each Index constituent it would otherwise hold on that Redemption Valuation Date and on each preceding Index Business Day during the Final Measurement Period, Call

Measurement Period or Acceleration Measurement Period. Notwithstanding the foregoing, with respect to cash distributions for an Index constituent which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index constituent fails to pay the distribution to holders of such Index constituent by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount.

The Accrued Fees will be calculated as of any Redemption Date as the sum of (i) the Accrued Tracking Fee as of that Redemption Valuation Date, (ii) the Accrued Financing Charge as of that Redemption Valuation Date and (iii) the Fee Shortfall as of the immediately preceding Coupon Valuation Date.

The “Accrued Tracking Fee” as of the Redemption Valuation Date is an amount equal to the product of (i) the Annual Tracking Fee calculated as of the Redemption Valuation Date and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Coupon Valuation Date (or if the Redemption Valuation Date occurs prior to the first Coupon Valuation Date, the period from, but excluding, September 30, 2015) to and including the Redemption Valuation Date, and the denominator of which is 365.

The “Accrued Financing Charge” as of the Redemption Valuation Date is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Coupon Valuation Date (or if the Redemption Valuation Date occurs prior to the first Coupon Valuation Date, the period from, but excluding, September 30, 2015) to, and including such Redemption Valuation Date, times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Redemption Fee Amount” means, as of any date of determination, an amount per Security equal to the product of (a) 0.125%, (b) the Current Principal Amount and (c) the Index Factor as of the Redemption Valuation Date.

We discuss these matters in ”Medium-Term Notes, Series B” above under “Description of Debt Securities We May Offer — Redemption and Payment.”

The “Redemption Valuation Date” is the first Index Business Day following the date that a notice of redemption and confirmation of redemption, each as described under “— Redemption Procedures,” are delivered. Any applicable Redemption Valuation Date is subject to adjustment as described under “— Market Disruption Event.”

The “Redemption Date” is the third Business Day following the Redemption Valuation Date.

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

Some of the defined terms used in this section have different applications when used in determining the Cash Settlement Amount, the Call Settlement Amount or the Acceleration Amount. For the definition of the terms relevant to maturity, call or acceleration, please refer to “— Cash Settlement Amount at Maturity,” “— UBS’s Call Right” or “— Acceleration Upon Minimum Indicative Value or Intraday Index Value” below.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Business Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Business Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than eighteen (18) calendar days’ prior notice to the holders of the Securities, such redemption to occur on any Exchange Business Day that we may specify on or after October 17, 2016 through and including the Maturity Date. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to:

(a)           the product of:

(i)            the Current Principal Amount and

(ii)           the Index Factor as of the last Index Business Day in the Call Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on the last Index Business Day in the Call Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of the last Index Business Day in the Call Measurement Period, if any, minus

(d)           the Accrued Fees as of the last Index Business Day in the Call Measurement Period. We refer to this cash payment as the “Call Settlement Amount.”

If the amount calculated above is equal to or less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

If UBS issues a call notice on any calendar day, the “Call Valuation Date” will be the fifth Business Day following the calendar day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Index Business Day in the Call Measurement Period.

The holders will receive payment for their Securities on the third Business Day following the last Index Business Day in the Call Measurement Period (the “Call Settlement Date”). If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index constituents, such Call Valuation Date may be postponed as described under “— Market Disruption Event.”

The “Call Measurement Period” means the ten (10) Index Business Days from and including the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

You may lose some or all of your investment at call. The negative effect of the Accrued Fees will reduce your final payment. If the compounded leveraged monthly return the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and any Stub Reference Distribution Amount you may be entitled to receive as of the last Index Business Day in the Call Measurement Period) or if the compounded leveraged monthly return of the Index is negative, you may lose some or all of your investment at call.

The “Accrued Fees” will be calculated as of the last Index Business Day in the Call Measurement Period as the sum of (i) the Accrued Tracking Fee as of the last Index Business day in the Call Measurement Period, (ii) the Accrued Financing Charge as of the last Index Business day in the Call Measurement Period and (iii) the Fee Shortfall as of the immediately preceding Coupon Valuation Date.

The Accrued Fees also take into account the performance of the Index, as measured by the Index Closing Level.

The “Accrued Tracking Fee” as of the last Index Business Day in the Call Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of the last Index Business Day in the Call Measurement Period and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Coupon Valuation Date to and including the last Index Business Day in the Call Measurement Period, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Index Business Day in the Call Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Coupon Valuation Date to, and including such last Index Business Day in the Call Measurement Period, times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in the Call Measurement Period, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date to and including the last Index Business Day in the Call Measurement Period; provided, that for the purpose of calculating the Stub Reference Distribution Amount as of the last Index Business Day of the Call Measurement Period, the

Reference Holder will be deemed to hold nine-tenths, eight-tenths, seven-tenths, six-tenths, five-tenths, four-tenths, three-tenths, two-tenths and one-tenth of the shares of each Index constituent it would otherwise hold on the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth Index Business Day in such Call Measurement Period. Notwithstanding the foregoing, with respect to cash distributions for an Index constituent which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index constituent fails to pay the distribution to holders of such Index constituent by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount.

Some of the defined terms used in this section have different applications when used in determining the Cash Settlement Amount, the Redemption Amount or the Acceleration Amount. For the definition of the terms relevant to maturity, early redemption or acceleration, please refer to “— Cash Settlement Amount at Maturity,” “— Early Redemption at the Option of the Holders” or “— Acceleration Upon Minimum Indicative Value or Intraday Index Value.”

Acceleration Upon Minimum Indicative Value or Intraday Index Value

If, at any time, (1) the indicative value on any Index Business Day equals $5.00 or less or (2) the Intraday Index Value on any Index Business Day decreases 30% from the most recent Monthly Initial Closing Level (each such day, an “Acceleration Date”), all issued and outstanding Securities will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value would later exceed $5.00 or the Intraday Index Value would increase from the -30% level on such Acceleration Date or any subsequent Index Business Day) for a cash payment equal to:

(a)           the product of:

(i)            the Current Principal Amount and

(ii)           the Index Factor as of the last Index Business Day in the Acceleration Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Acceleration Date if on the last Index Business Day in the Acceleration Measurement Period the Coupon Ex-Date with respect to  such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of the last Index Business Day in the Acceleration Measurement Period, if any, minus

(d)           the Accrued Fees as of the last Index Business Day in the Acceleration Measurement Period.

We refer to this cash payment as the “Acceleration Amount.” If the minimum indicative value or Intraday Index Value threshold has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the Securities. If the Acceleration Amount so calculated is equal to or less than zero, the payment upon acceleration will be zero.

The “Accrued Fees” will be calculated as of the last Index Business Day in the Acceleration Measurement Period as the sum of (i) the Accrued Tracking Fee as of the last Index Business day in the Acceleration Measurement Period, (ii) the Accrued Financing Charge as of the last Index Business day in the Acceleration Measurement Period and (iii) the Fee Shortfall as of the immediately preceding Coupon Valuation Date.

The “Accrued Tracking Fee” as of the last Index Business Day in the Acceleration Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of the last Index Business Day in the Acceleration Measurement Period and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Coupon Valuation Date (or if the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from, but excluding, September 30, 2015) to and including the last Index Business Day in the Acceleration Measurement Period, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Index Business Day in the Acceleration Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Coupon Valuation Date (or if the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from and excluding September 30, 2015) to, and including. such last Index Business Day in the Acceleration Measurement Period, times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in the Acceleration Measurement Period, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from, but excluding, September 30, 2015) to and including the last Index Business Day in the Acceleration Measurement Period; provided, that for the purpose of calculating the Stub Reference Distribution Amount as of the last Index Business Day of the Acceleration Measurement Period, the Reference Holder will be deemed to hold nine-tenths, eight-tenths, seven-tenths, six-tenths, five-tenths, four-tenths, three-tenths, two-tenths and one-tenth of the shares of each Index constituent it would otherwise hold on the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth Index Business Day in such Acceleration Measurement Period. Notwithstanding the foregoing, with respect to cash distributions for an Index constituent which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index constituent fails to pay the distribution to holders of such Index constituent by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount.

The “Acceleration Measurement Period” will be the ten (10) Index Business Days from, but excluding, the Acceleration Date, subject to adjustment as described under “— Market Disruption Event.”

The “Acceleration Settlement Date” will be the third Business Day following the last Index Business Day of the Acceleration Measurement Period.

Subject to the prior verification by the Security Calculation Agent that the indicative value on Intraday Index Value of $5.00 or less was accurately calculated by the NYSE or that the decrease in the Intraday Index Value of 30% from the most recent Monthly Initial Closing Level was accurately calculated by the Index Calculation Agent, as applicable, UBS must provide notice to the holders of the Securities that the minimum indicative value or Intraday Index Value threshold, as applicable, has been breached not less than five (5) calendar days prior to the Acceleration Settlement Date. For a detailed description of how the intraday indicative value of the Securities and the Intraday Index Value of the Index are calculated see “Valuation of the Index and the Securities.”

Some of the defined terms used in this section have different applications when used in determining the Cash Settlement Amount, the Call Settlement Amount or the Redemption Amount. For the definition of the terms relevant to maturity, call or early redemption, please refer to “— Cash Settlement Amount at Maturity,” “— Early Redemption at the Option of the Holders” or “— UBS’s Call Right” above, respectively.

Security Calculation Agent

UBS Securities LLC will act as the Security Calculation Agent. The Security Calculation Agent will determine, among other things, the Index Valuation Level, the Index Performance Ratio, the Index Factor, the Current Principal Amount (after the initial calendar month), the Current Indicative Value, the Accrued Fees, the Accrued Financing Charge, the Financing Level, the Financing Rate, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Tracking Fee, the Annual Tracking Fee, the Redemption Fee Amount, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Final Measurement Period, the Coupon Payment Dates, the Coupon Valuation Dates, the Coupon Ex-Dates, the Coupon Record Dates, the Redemption Amount, if any, upon redemption, if applicable, the Call Valuation Date, the Call Measurement Period, Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant index levels calculated by the Security Calculation Agent, as adjusted, the Acceleration Measurement Period, the Coupon Ex-Dates, the Coupon Record Dates, the Coupon Amount, and whether any day is a Business Day, Index Business Day or Exchange Business Day. The Security Calculation Agent determined the Current Principal Amount for the initial calendar month of $14.8921 per Security. The Security Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the Index has been discontinued and whether there has been a material change in the Index. All determinations made by the Security Calculation Agent will be at the sole discretion of the Security Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Security Calculation Agent from time to time without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption or acceleration, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, the Call Settlement Date, the Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Accrued Tracking Fee, the

Specific Terms of the Securities

Accrued Financing Charge, the Redemption Amount and Redemption Fee Amount, if any, per Security, the Call Settlement Amount, if any, per Security, the Acceleration Amount, if any, per Security, and the Cash Settlement Amount, if any, per Security, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate Stated Principal Amount of Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the Index has occurred or is continuing on an Averaging Date (as defined below) or on a Redemption Valuation Date, the Index Closing Level for such Averaging Date or Redemption Valuation Date will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on the Index Business Days during the Final Measurement Period, the Acceleration Measurement Period or the Call Measurement Period, or on the Redemption Valuation Date, as applicable, the Security Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the Call Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6, October 7, October 10, October 11, October 12, October 13 and October 14, and there is a Market Disruption Event with respect to the Index on October 3, but no other Market Disruption Event during the Call Measurement Period then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6, October 7, October 10, October 11, October 12, October 13 and October 14. The same approach would be applied if there is a Market Disruption Event during the Final Measurement Period or Acceleration Measurement Period.

If the Redemption Valuation Date for purposes of calculating a Redemption Amount is based on the Index Closing Level on October 3, 2016 and there is a Market Disruption Event with respect to the Index on October 3, 2016, then the Index Closing Level on October 4, 2016 will be used to calculate the Redemption Amount.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date or the Redemption Valuation Date, as applicable, occurring more than three Index Business Days following the day originally scheduled to be such final Averaging Date or Redemption Valuation Date. If the third Index Business Day following the date originally scheduled to be the final Averaging Date or the Redemption Valuation Date, as applicable, is not an Index Business Day or a Market Disruption Event has occurred or is continuing with respect to the Index on such third Index Business Day, the Security Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Index Business Day but for such Market Disruption Event.

An “Averaging Date” means each of the Index Business Days during the Final Measurement Period, the Acceleration Measurement Period or the Call Measurement Period, as applicable, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Security Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the Index, the Security Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a Market Disruption Event with respect to the Index, in each case as determined by the Security Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of Index constituents for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to a material number of Index constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the Index is not published; or

(d)           in any other event, if the Security Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect as described in the section entitled “Use of Proceeds and Hedging.”

The following events will not be Market Disruption Events with respect to the Index:

(a)           a limitation  on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the Index or any Index constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series B” above. If we exercise this right, the redemption price of the Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

In addition to the default amount described below, we will also pay the Coupon Amount per Security, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment,” calculated as if the date of acceleration was the last Index Business Day in the Final Measurement Period and the four Index Business Days immediately preceding the date of acceleration were the corresponding Index Business Days in the accelerated Final Measurement Period, with the fourth Index Business Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Index Business Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series B, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in ”Medium-Term Notes, Series B” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars for the aggregate Stated Principal Amount of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five (5) Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five (5) Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuation of the Index; Alteration of Method of Calculation

If NYSE Arca discontinues publication of or otherwise fails to publish the Index, and the Index Sponsor, NYSE Arca or another entity publishes a successor or substitute index that the Security Calculation Agent determines to be comparable to the discontinued Index (such index being referred to herein as a “successor index”), then the Index Closing Level for such successor index will be determined by the Security Calculation Agent by reference to the successor index on the dates and at the times as of which the Index Closing Levels for such successor index are to be determined.

Upon any selection by the Security Calculation Agent of a successor index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If NYSE Arca discontinues publication of the Index prior to, and such discontinuation is continuing on, the Calculation Date or any Index Business Day during the Final Measurement Period, the Acceleration Measurement Period or Call Measurement Period, or on the Redemption Valuation Date, as applicable, or any other relevant date on which the Index Closing Level is to be determined and the Security Calculation Agent determines that no successor index is available at such time, or the Security Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on, the Calculation Date or any Index Business Day during the Final Measurement Period, the Acceleration Measurement Period or Call Measurement Period, or on the Redemption Valuation Date, as applicable, or any other relevant date on which the Index Closing Level is to be determined, then the Security Calculation Agent will determine the Index Closing Level using the closing level and published share weighting of each Index constituent included in the Index or successor index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions as described under “Wells Fargo® Business Development Company Index — Index Rebalancings.” In such event, the Security Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the level of the Index or such successor index does not, in the opinion of the Security Calculation Agent, fairly represent the level of the Index or such successor index had such changes or modifications not been made, then the Security Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Security Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the Security Calculation Agent will calculate the levels for the Index or such successor index with reference to the Index or such successor index, as adjusted. The Security Calculation Agent will accordingly calculate the Index Valuation Level, the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Accrued Financing Charge, the Financing Level, the Financing Rate, the Accrued Tracking Fee, the Annual Tracking Fee, the Coupon Amount, if any, that we will pay you on the Coupon Payment Date, the Reference Distribution Amount, the Stub Reference Distribution Amount, the Redemption Fee Amount, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon redemption, if applicable, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant index levels calculated by the Security Calculation Agent, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), which, in turn, causes the level of the Index or such successor index to be a fraction of what it would have been if there had been no such modification, then the Security Calculation Agent will make such calculations and adjustments in order to arrive at a level for the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption or acceleration will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Payment When Offices Are Closed” in “Medium-Term Notes, Series B” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date.

Defeasance

Neither full defeasance nor covenant defeasance, as described in ”Medium-Term Notes, Series B” above under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance,” will apply to the Securities.

Reissuances or Reopened Issues

We may issue additional Securities in amounts that exceed such amount at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series B” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate stated principal amount of the outstanding Securities of the class. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

30. ETRACS Monthly Pay 2xLeveraged Wells Fargo MLP Ex-Energy ETN Series B due October 21, 2049

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under .

These Securities are part of a series of UBS AG debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B”. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described in “Description of Debt Securities We May Offer” under “Medium-Term Notes, Series B” above. The terms described here supplement those described in “Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

The Securities are part of a single series of senior debt securities issued under our indenture, dated as of June 12, 2015 between us and U.S. Bank Trust National Association, as trustee.

We describe the terms of the Securities in more detail below.

Principal Amount: $50,000,000

Issuer: UBS AG (London Branch)

The Stated Principal Amount of each Security is $25.00.

The Securities do not guarantee any return of principal at, or prior to, maturity, call or acceleration, or upon early redemption. Instead, at maturity, you will receive a cash payment per Security the amount of which will vary depending on the performance and path of the Index and will be reduced by the Accrued Fees as of the last Index Business Day in the Final Measurement Period as described under “— Cash Settlement Amount at Maturity.” If the amount as calculated is equal to or less than zero, the Cash Settlement Amount will be zero and you will not receive a cash payment.

If you exercise your right to have us redeem your Securities, subject to compliance with the redemption procedures, for each Security you will receive a cash payment per Security on the relevant Redemption Date equal to the Redemption Amount as described under “— Early Redemption at the Option of the Holders.” If the amount as calculated is equal to or less than zero, the Redemption Amount will be zero and you will not receive a cash payment.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each Coupon Payment Date you will receive an amount in cash equal to the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

If the Reference Distribution Amount on such Coupon Valuation Date is zero, you will not receive any Coupon Amount on the related Coupon Payment Date. The final Coupon Amount will be included in the Cash Settlement Amount if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Coupon Payment Date” means the fifteenth (15th) Index Business Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date, subject to adjustment as described herein. The first Coupon Payment Date will be November 20, 2019, subject to adjustment as provided herein.

The “Coupon Record Date” means the ninth Index Business Day following each Coupon Valuation Date.

The “Coupon Ex-Date,” with respect to a Coupon Amount, means the first Exchange Business Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the Exchange Business Day prior to the applicable Coupon Record Date.

The “Coupon Valuation Date” means the 30th day of each month, and the 28th day of February of each calendar year during the term of the Securities or if such date is not an Index Business Day, then the first Index Business Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date, subject to adjustment described herein. The first Coupon Valuation Date will be October 30, 2019.

The “Reference Distribution Amount” means (i) as of the first Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the record date with respect to any Index Constituent Security, for those cash distributions whose ex-dividend date occurs during the period from, but excluding, the Initial Trade Date to, and including, the first Coupon Valuation Date; (ii) as of any other Coupon Valuation Date (other than the Calculation Date), an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the record date with respect to any Index Constituent Security for those cash distributions whose ex-dividend date occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date to, and including, such Coupon Valuation Date; and (iii) as of the Calculation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the record date with respect to any Index Constituent Security for those cash distributions whose ex-dividend date occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date to, but excluding, the Calculation Date.

Notwithstanding the foregoing, with respect to cash distributions for an Index Constituent Security which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index Constituent Security fails to pay the distribution to holders of such Index Constituent Security by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index Constituent Security equal to two times (a) the product of (i) the published unit weighting of that Index Constituent Security as of that date and (ii) the Current Principal Amount, divided by (b) the Monthly Initial Closing Level or Loss Rebalancing Closing Level, whichever is more recent.

“record date” means, (i) with respect to a distribution on an Index Constituent Security, the date on which a holder of the Index Constituent Security must be registered as a stockholder/unitholder of such Index Constituent Security in order to be entitled to receive such distribution and (ii) with respect to any split or reverse split, the tenth Business Day after the announcement date.

“ex-dividend date” means, with respect to a distribution on an Index Constituent Security, the first Business Day on which transactions in such Index Constituent Security trade on the Primary Exchange without the right to receive such distribution.

Cash Settlement Amount at Maturity

The “Maturity Date” is October 21, 2049, which will be the second Business Day following the last Index Business Day in the Final Measurement Period, subject to adjustment as described below under “— Market Disruption Event.”

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to:

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Final Measurement Period, plus

(b)           the final Coupon Amount, if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, minus

(c)           the Accrued Fees as of the last Index Business Day in the Final Measurement Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any.

We refer to this cash payment as the “Cash Settlement Amount.”

If the amount so calculated is equal to or less than zero, the payment at maturity will be zero.

The following graphic illustrates the formula to determine the Cash Settlement Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Final Coupon Amount	—	Accrued Fees	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment at maturity. The combined negative effect of the Accrued Fees will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and/or any Stub Reference Distribution Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment at maturity.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right and, upon the occurrence of an acceleration event, the Securities may be accelerated and redeemed by UBS, at its option. See “— UBS’s Call Right” and “— Optional Acceleration Upon Minimum Indicative Value”.

The Stated Principal Amount of each Security is $25.00. The Securities may be issued and sold over time at then-current market prices which may be significantly higher or lower than the Stated Principal Amount.

The Current Principal Amount for the period from the Initial Settlement Date to October 31, 2019 (such period, the “initial calendar month”) will equal $25.00 per Security (unless a Loss Rebalancing Event occurs during the initial calendar month). For each subsequent calendar month, the Current Principal Amount for each Security will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal  Amount × Index Factor on the applicable Monthly Valuation Date – Accrued Fees on the applicable Monthly Valuation Date

In the event of a Loss Rebalancing Event, the Current Principal Amount will be reset on the applicable Loss Rebalancing Reset Date as described below under “— Loss Rebalancing Events”.

If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates will occur during the term of the Securities.

If the Securities undergo a split or reverse split, the Current Principal Amount will be adjusted accordingly.

For each calendar month, the “Monthly Reset Date” is the first Exchange Business Day of that month beginning on November 1, 2019, and ending on October 1, 2049, subject to adjustment as described under “— Market Disruption Event.” If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, as applicable, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates will occur during the term of the Securities.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Exchange Business Day of the previous calendar month beginning on October 31, 2019 and ending on September 30, 2049, subject to adjustment as described under “— Market Disruption Event.” If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates or Monthly Valuation Dates will occur during the term of the Securities.

The “Index Factor” is: 1 + (2 × Index Performance Ratio).

The “Index Performance Ratio” may be calculated on multiple dates of determination during any applicable calendar month. The formula used to calculate the Index Performance Ratio on any date of determination depends on the number of Loss Rebalancing Events that have occurred in the applicable calendar month.

If no Loss Rebalancing Events have occurred in the applicable calendar month, then on any Index Business Day during a Measurement Period, or on the Monthly Valuation Date, any Redemption Valuation Date, the first Loss Rebalancing Valuation Date of the applicable calendar month or any other date of determination, as applicable, the Index Performance Ratio will be equal to:

Index Valuation Level – Monthly Initial Closing Level
Monthly Initial Closing Level

where the “Monthly Initial Closing Level” for the initial calendar month is 3537.6011, the revised Index Closing Level on October 24, 2019, as reported on NYSE and Bloomberg L.P. following the revision and as adopted by the Security Calculating

Agent. For each subsequent calendar month, the Monthly Initial Closing Level will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month. For example, the Monthly Initial Closing Level for November 2019 will equal the Index Closing Level on October 31, 2019, subject to adjustment. If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, then the Current Principal Amount will not be reset on such date and the Monthly Initial Closing Level for the then-current calendar month will remain the same as it was for the immediately preceding calendar month.

If one or more Loss Rebalancing Events have occurred during the applicable calendar month, then on any Index Business Day during a Measurement Period, or on the Monthly Valuation Date, any Redemption Valuation Date, on each Loss Rebalancing Valuation Date after the first Loss Rebalancing Valuation Date in the applicable calendar month or on any other date of determination, as applicable, the Index Performance Ratio will be equal to:

Index Valuation Level – the most recent Loss Rebalancing Closing Level the most recent Loss Rebalancing Closing Level

The “Index Closing Level” will equal the closing level of the Index on any date of determination, as reported on the NYSE and Bloomberg L.P.

The “Index Valuation Level”, as determined by the Security Calculation Agent will equal the arithmetic mean of the Index Closing Levels measured on each Index Business Day during the applicable Measurement Period, or the Index Closing Level on any Monthly Valuation Date, Loss Rebalancing Valuation Date or Redemption Valuation Date, provided that if the Redemption Valuation Date falls in any Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/5 times (b) (i) the sum of the Index Closing Levels on each Index Business Day from, and including, the first Index Business Day of the applicable Measurement Period, to, and including, the date of determination, plus (ii) the number of Index Business Days from, but excluding, the date of determination to, and including, the last Index Business Day in such Measurement Period, times the Index Closing Level on such date of determination.

“Measurement Period” means the Final Measurement Period, Call Measurement Period or Acceleration Valuation Period, as applicable.

The “intraday indicative value”, or “Indicative Value” is an amount per Security, as determined by the Security Calculation Agent as of any date of determination equal to (Current Principal Amount on the previous calendar day × Index Factor, calculated using the intraday indicative value of the Index) — Accrued Fees + Coupon Amount with respect to the Coupon Valuation Date immediately preceding the date of determination if on the date of determination the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred + Reference Distribution Amount, calculated as if such time and date of determination is a Coupon Valuation Date.

The “Current Indicative Principal Amount”, is an amount per Security, as determined by the Security Calculation Agent as of any date of determination, equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, using the Index Closing Level as of such date as the Index Valuation Level.

The “Accrued Fees” as of any date of determination means the sum of (1) the Accrued Tracking Fee as of such date and (2) the Accrued Financing Charges as of such date.

The Securities are subject to an “Accrued Tracking Fee” per Security, calculated as follows:

(a)           On the Initial Trade Date, the Accrued Tracking Fee is equal to 0.

(b)           On the initial Monthly Valuation Date (or if applicable, on a Loss Rebalancing Date that occurs prior to the initial Monthly Valuation Date), the Accrued Tracking Fee is an amount equal to the product of: (a) the Annual Tracking Fee as of the initial Monthly Valuation Date and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the Initial Trade Date to, and including, the initial Monthly Valuation Date (or Loss Rebalancing Date, as applicable), and the denominator of which is 365.

(c)           On any subsequent Monthly Valuation Date other than the Initial Monthly Valuation Date or on any Loss Rebalancing Date, the Accrued Tracking Fee is an amount equal to the product of (a) the Annual Tracking Fee as of such Monthly Valuation Date or Loss Rebalancing Date, as the case may be, and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Date, whichever is more recent), to, and including, such Monthly Valuation Date or Loss Rebalancing Date, as the case may be, and the denominator of which is 365.

(d)           On the last Exchange Business Day of an applicable Measurement Period, or as of the Redemption Valuation Date, as applicable, the Accrued Tracking Fee is an amount equal to the product of (a) the Annual Tracking Fee calculated as of the last Exchange Business Day of the applicable Measurement Period, or as of the Redemption Valuation Date, as applicable, and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Date, whichever is more recent), to, and including, (i) such last Exchange Business Day of such Measurement Period, or (ii) such Redemption Valuation Date (or, if the Optional Acceleration Date or Redemption Valuation Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, the Initial Trade Date), as applicable, and the denominator of which is 365.

The “Annual Tracking Fee” is, as of any date of determination, an amount per Security equal to the product of (i) the Annual Tracking Rate and (ii) the Current Indicative Principal Amount as of the immediately preceding Index Business Day.

The “Annual Tracking Rate” is 0.85%.

The Securities are subject to “Accrued Financing Charges” per Security calculated as follows:

(a)           On the Initial Trade Date, the Accrued Financing Charge for each Security is equal to $0.

(b)           On the initial Monthly Valuation Date (or if applicable, on a Loss Rebalancing Date that occurs prior to the initial Monthly Valuation Date), the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the Initial Trade Date, to and including the initial Monthly Valuation Date (or Loss Rebalancing Date, whichever is more recent) times (ii) the Financing Rate as of such date, divided by (b) 360.

(c)           On any subsequent Monthly Valuation Date, the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Valuation Date, whichever is more recent), to and including, the then current Monthly Valuation Date times (ii) the Financing Rate as of such date, divided by (b) 360.

(d)           On the last Index Business Day of an applicable Measurement Period, or as of the Redemption Valuation Date, as applicable, the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Valuation Date, or, if the Redemption Valuation Date falls in the Initial Calendar Month, the Initial Trade Date, whichever is more recent), to, and including such last Index Business Day in such Measurement Period, or such Redemption Valuation Date, as applicable, times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

The “Financing Rate” will equal the sum of (a) the “Financing Spread” of 0.80% and (b) the London interbank offered rate (British Banker’s Association) for three-month deposits in U.S. Dollars, which is displayed on Reuters page “LIBOR01” (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks, as determined by the Calculation Agent) (“LIBOR”), as of 11:00 a.m., London time, on the day that is two London business days prior to the immediately preceding Monthly Valuation Date.

Notwithstanding the foregoing:

Ø   If the Security Calculation Agent determines on the relevant determination date that the London interbank offered rate for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000 has been discontinued, then the Security Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to such London interbank offered rate, provided that if the Security Calculation Agent determines there is an industry-accepted successor base rate, then the Security Calculation Agent shall use such successor base rate; and

Ø   If the Security Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Security Calculation Agent in its sole discretion may determine the business day convention, definition of business day and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the LIBOR base rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

The establishment of three-month U.S. Dollar LIBOR for each period by the Security Calculation Agent shall (in the absence of manifest error) be final and binding.

“London business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in London generally are authorized or obligated by law, regulation or executive order to close and is also a day on which dealings in U.S. dollars are transacted in the London interbank market.

The Accrued Financing Charges seek to compensate UBS for providing investors with the potential to receive a leveraged participation in movements in the Index Closing Level and are intended to approximate the monthly financing costs that investors may have otherwise incurred had they sought to borrow funds at a similar rate from a third party to invest in the Securities.

The “Final Measurement Period” means the five Index Business Days from, and including, the Calculation Date, subject to adjustment as described under “— Market Disruption Event.”

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in a Measurement Period, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any Index Constituent Security, for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if such Redemption Valuation Date or the Optional Acceleration Date occurs prior to the first Coupon Valuation Date, the period from but excluding the Initial Trade Date) to, and including, such last Index Business Day of such Measurement Period, or such Redemption Valuation Date, as applicable; provided, that for the purpose of calculating the Stub Reference Distribution Amount, the Reference

Specific Terms of the Securities

Holder will be deemed to hold four-fifths, three-fifths, two-fifths and one-fifth of the shares of each Index Constituent Security it would otherwise hold on the second, third, fourth and fifth Index Business Day, respectively, in such Measurement Period.

The “Index Calculation Agent” means the entity that calculates and publishes the level of the Index, which is currently Ice Data Indices, LLC

The “Calculation Date” means October 13, 2049, unless such day is not an Index Business Day, in which case the Calculation Date will be the next Index Business Day, subject to adjustments.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Exchange Business Day” means any day on which the Primary Exchange or market for trading of the Securities is scheduled to be open for trading.

“Primary Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, the primary exchange or market of trading such Index Constituent Security or such constituent underlying a successor index.

“Related Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agent) on the overall market for futures or options contracts relating to such Index Constituent Security or such constituent underlying a successor index.

Underlying Index

The return on the Securities is linked to the performance of the price return version of the Wells Fargo Master Limited Partnership ex Energy Index. The Index is designed to measure the performance of all non-energy MLPs listed on the NYSE, NYSE MKT or NASDAQ with a market capitalization of at least $100 million at the time of inclusion and that satisfy other eligibility requirements.

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request to have us redeem your Securities on any Index Business Day no later than 12:00 noon, New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on any applicable Index Business Day, provided that you request that we redeem a minimum of 50,000 Securities. We reserve the right from time to time to waive this minimum redemption amount in our sole discretion on a case-by-case basis. You should not assume you will be entitled to the benefit of any such waiver. For any applicable redemption request, the

“Redemption Valuation Date” will be the first Index Business Day following the date that the applicable redemption notice and redemption confirmation are delivered, except that we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the notice of redemption is received by UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such acceleration. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities.

The Securities will be redeemed and the holders will receive payment for their Securities on the second Index Business Day following the applicable Redemption Valuation Date (the “Redemption Date”). The first Redemption Date will be October 30, 2019, and the final Redemption Date will be October 14, 2049. In addition, if a call notice has been issued or if acceleration has been triggered, the last Redemption Valuation Date will be the fifth Index Business day prior to the Call Settlement Date or Acceleration Settlement Date, as applicable. If a Market Disruption Event is continuing or occurs on the applicable scheduled Redemption Valuation Date with respect to any of the Index Constituent Securities, such Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

As of any Redemption Valuation Date, the “Redemption Fee Amount” means an amount per Security equal to:

(0.125% × Closing Indicative Value of the Security as of the Redemption Valuation Date).

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures,” for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to:

Closing Indicative Value as of the Redemption Valuation Date – Redemption Fee Amount.

We refer to this cash payment as the “Redemption Amount.” If the amount calculated above is equal to or less than zero, the payment upon early redemption will be zero. We reserve the right from time to time to waive the Redemption Fee Amount in our sole discretion and on a case-by-case basis. There can be no assurance that we will elect to waive this fee and you should not assume you will be entitled to such fee waiver.

We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

The redemption feature is intended to induce arbitrageurs to counteract any trading of the Securities at a discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner or that they will be successful in counteracting any divergence in the market price of the Securities and their indicative value.

The following graphic illustrates the formula to determine the Redemption Amount, which has been simplified for ease of presentation.

Closing Indicative Value	—	Redemption Fee Amount

You may lose all or a substantial portion of your investment upon early redemption. The combined negative effect of the Accrued Fees and the Redemption Fee Amount will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees and the Redemption Fee Amount, if applicable (less any Coupon Amounts and/or any Stub Reference Distribution Amount you may be entitled to receive as of the Redemption Valuation Date), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon early redemption.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right and, upon the occurrence of an acceleration event, the Securities may be accelerated and redeemed by UBS, at its option. See “— UBS’s Call Right” and “— Optional Acceleration Upon Minimum Indicative Value.”

We discuss these matters in ”Medium-Term Notes, Series B” above under “Description of Debt Securities We May Offer — Redemption and Repayment.”

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption, which we refer to as a “Redemption Notice” to UBS via email no later than 12:00 noon (New York City time) on the Index Business Day on which you elect to exercise your redemption right. If we receive your Redemption Notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption, which we refer to as the “Redemption Confirmation”, to us via email in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your Redemption Confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 12:00 noon (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your Redemption Notice after 12:00 noon (New York City time), or your Redemption Confirmation after 5:00 p.m. (New York City time), on the Business Day prior to the applicable Redemption Valuation Date, your Redemption Notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

We reserve the right from time to time to waive the minimum redemption amount or the Redemption Fee Amount in our sole discretion on a case-by-case basis. In addition, we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the Redemption Notice is received by UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such waiver or election to accelerate the Redemption Valuation Date.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than eighteen (18) calendar days’ prior notice to the holders of the Securities (which may be provided via press release), such redemption to occur on any Business Day that we may specify on or after November 12, 2019 through and including the Maturity Date. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Call Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on the last Index Business Day in the Call Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, minus

(c)           the Accrued Fees as of the last Index Business Day in the Call Measurement Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Call Measurement Period, if any.

We refer to this cash payment as the “Call Settlement Amount.”

If the amount calculated above is equal to or less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

We will inform you of such Call Settlement Amount on the first Business Day following the last Index Business Day in the Call Measurement Period.

The holders will receive payment for their Securities on the second Business Day following the last Index Business Day in the Call Measurement Period (the “Call Settlement Date”). If a Market Disruption Event is continuing or occurs on the scheduled

Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event.”

The “Call Measurement Period” means:

(a)           if the Market Value of Securities outstanding as at the close of business on the Exchange Business Day immediately preceding the date of delivery by UBS of its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right is less than $10,000,000, the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event”;

(b)           if the Market Value of Securities outstanding as at the close of business on the Exchange Business Day immediately preceding the date of delivery by UBS of its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right is equal to or greater than $10,000,000, the five (5) Index Business Days from and including the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

The “Market Value” of the Securities outstanding as of the close of business on the Exchange Business Day immediately preceding the date of delivery by UBS of its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right will equal:

Intraday indicative value as of such Exchange Business Day × number of Securities outstanding as reported by LMLBIV  on Bloomberg.

The “Call Valuation Date” means the date disclosed as such by UBS in its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right.

In any notice to holders exercising the UBS Call Right, we will specify how many days are included in the Call Measurement Period.

The following graphic illustrates the formula to determine the Call Settlement Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Coupon Amount	—	Accrued Fees	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment upon a call. The combined negative effect of the Accrued Fees will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and/or any Stub Reference Distribution Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon a call.

In addition, upon the occurrence of an acceleration event, the Securities may be accelerated and redeemed by UBS, at its option. See “Specific Terms of the Securities — Optional Acceleration Upon Minimum Indicative Value” below.

Optional Acceleration Upon Minimum Indicative Value

If, at any time, the intraday indicative value of the Securities on any Index Business Day equals $2.00 or less (the “Indicative Value Optional Acceleration Trigger”) (each such day, an “Optional Acceleration Date”), all issued and outstanding Securities may be accelerated and redeemed by UBS, at its option (even if the intraday indicative value would later exceed $2.00 on such Optional Acceleration Date or any subsequent Index Business Day) for a cash payment equal to the Acceleration Amount (the “Acceleration Option”).

In the event that the Indicative Value Optional Acceleration Trigger threshold has been breached, UBS will issue a press release before 9:00 a.m. on the Index Business Day following the Optional Acceleration Date announcing whether or not it has elected to exercise its Acceleration Option. UBS is under no obligation to exercise its Acceleration Option and the Securities may remain outstanding following an Indicative Value Optional Acceleration Trigger Event occurring, if UBS does not elect to exercise such Acceleration Option.

The “Acceleration Amount” will equal

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Acceleration Valuation Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Optional Acceleration Date if on the last Index Business Day in the Acceleration Valuation Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, minus

(c)           the Accrued Fees as of the last Index Business Day in the Acceleration Valuation Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Acceleration Valuation Period, if any.

If the Acceleration Amount is equal to or less than zero, the payment upon acceleration will be zero.

If the Indicative Value Optional Acceleration Trigger threshold has been breached and UBS elects to exercise its Acceleration Option, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the Securities. The “Acceleration Settlement Date” will be the second Business Day following the last Index Business Day of the Acceleration Valuation Period. The “Acceleration Valuation Period” will be the five Index Business Days from, but excluding, the Optional Acceleration Date, subject to adjustment as described under “— Market Disruption Event.” Subject to the prior verification by the Security Calculation Agent that the intraday indicative value of the Securities of $2.00 or less was accurately calculated by the NYSE, UBS must provide notice (which may be provided via press release) to the holders of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date.

If the Securities undergo a split or reverse split, the Indicative Value Optional Acceleration Trigger will be adjusted accordingly.

The following graphic illustrates the formula to determine the Acceleration Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Coupon Amount	—	Accrued Fees	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment upon acceleration. The combined negative effect of the Accrued Fees will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and/or any Stub Reference Distribution Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon acceleration.

In addition, the Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right. See “— UBS’s Call Right.”

Loss Rebalancing Events

A Loss Rebalancing Event will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0. This means that after a Loss Rebalancing Event, a constant percentage increase in the Index Closing Level will have less of a positive effect on the value of your Securities relative to before the occurrence of the Loss Rebalancing Event.

A “Loss Rebalancing Event” occurs if, at any time, the Intraday Index Value on any Index Business Day (other than an Excluded Day, as defined herein) decreases 20% in value from the previous Monthly Initial Closing Level or Loss Rebalancing Closing Level, whichever is more recent. If a Loss Rebalancing Event occurs, the Current Principal Amount of the Securities will be reset as described below, which will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0. A Loss Rebalancing Event may occur irrespective of whether a Market Disruption Event also occurs on such Index Business Day.

Upon the occurrence of a Loss Rebalancing Event, the Current Principal Amount will be reset on the applicable Loss Rebalancing Reset Date as follows:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Loss Rebalancing Valuation Date — Accrued Fees on the applicable Loss Rebalancing Valuation Date

In the event of a Loss Rebalancing Event, the Financing Rate will not be adjusted.

On the next Monthly Valuation Date following one or more Loss Rebalancing Events, the Monthly Initial Closing Level will be replaced with the most recent Loss Rebalancing Closing Level in the calculation of the Index Performance Ratio.

Loss Rebalancing Events may occur multiple times over the term of the Securities and may occur multiple times during a single calendar month. This means both that (i) the Current Principal Amount may be reset more frequently than monthly and (ii) the cumulative effect of compounding and fees will have increased as a result of the Loss Rebalancing Event(s). Because each Loss Rebalancing Event will have the effect of deleveraging your Securities, following a Loss Rebalancing Event your Securities will have less exposure to a potential positive gain in value relative to the exposure before the occurrence of such Loss Rebalancing Event.

On any Loss Rebalancing Valuation Date, the Accrued Financing Charges for each Security will equal the product of (i) the Financing Level on the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, times (ii) the Financing Rate times (iii) the number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, to, and including, the then current Loss Rebalancing Valuation Date divided by (iv) 360.

An “Excluded Day” means (i) the Index Business Day immediately preceding any Monthly Valuation Date, (ii) any Monthly Valuation Date, (iii) any Loss Rebalancing Valuation Date (iv) the Index Business Day immediately preceding the first day of the Final Measurement Period or any day after such Index Business Day, (v) the Index Business Day immediately preceding the first day of the Call Measurement Period or any day after such Index Business Day, or (vi) the Optional Acceleration Date or any day after the Optional Acceleration Date.

“Loss Rebalancing Closing Level” means the Index Closing Level on the Loss Rebalancing Valuation Date.

“Loss Rebalancing Reset Date” means the first Index Business Day immediately following a Loss Rebalancing Valuation Date, subject to adjustment as described under “— Market Disruption Event.”

“Loss Rebalancing Valuation Date” means:

(a)           if a Loss Rebalancing Event occurs at or prior to 3:15 p.m. on an Index Business Day, the day that such Loss Rebalancing Event occurs, subject to adjustment as described under “- Market Disruption Event”;

(b)           if a Loss Rebalancing Event occurs after 3:15 p.m. on an Index Business Day, the first Index Business Day following the occurrence of such Loss Rebalancing Event, subject to adjustment as described under “— Market Disruption Event.”

Security Calculation Agent

UBS Securities LLC will act as the Security Calculation Agent. The Security Calculation Agent will be solely responsible for all determinations and calculations regarding the value of the Securities, including, among other things, at maturity or upon early redemption or call, or at other times, the Current Principal Amount, Current Indicative Principal Amount, intraday indicative value, Market Disruption Events, Business Days, Index Business Days, Exchange Business Days, the Index Factor, the Index Performance Ratio, the Index Valuation Level, the Financing Level, the Accrued Fees (including determining any successor to the LIBOR base rate), the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Redemption Fee Amount, the Cash Settlement Amount, if any, that we will pay you at maturity, the Coupon Ex-Dates, the Coupon Record Dates, the Redemption Amount, if any, that we will pay you upon redemption, if applicable, the Acceleration Amount that we will pay you upon acceleration, the Call Settlement Amount, if any, that we will pay you in the event that UBS calls the Securities, whether a Loss Rebalancing Event has occurred and whether any day is a Business Day, Index Business Day or an Exchange Business Day and all such other matters as may be specified elsewhere herein as matters to be determined by the Security Calculation Agent. The Security Calculation Agent will also be responsible for determining whether the Index has been discontinued and whether there has been a material change in the Index. The Security Calculation Agent will make all such determinations and calculations in its sole discretion, and absent manifest error, all determinations of the Security Calculation Agent will be conclusive for all purposes and binding on us, you, and all other persons having an interest in the Security, without liability on the part of the Security Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any determinations or calculations made by the Security Calculation Agent. We may appoint a different Security Calculation Agent from time to time without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity, call or acceleration, or upon early redemption, or on a Coupon Payment Date on or prior to 12:00 noon, New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, any Call Settlement Date, Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Redemption Amount and Redemption Fee Amount, if any, per Security, the Call Settlement Amount, if any, per Security, the Current Principal Amount, the Acceleration Amount, the Financing Level, and the Cash Settlement Amount, if any, per Security, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the Stated Principal Amount of the Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the Index irrespective of whether, pursuant to such determination, the Deferred

Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Security Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on November 3, November 4, November 5, November 6 and November 7, and there is a Market Disruption Event with respect to the Index on November 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on November 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on November 4, November 4, November 5, November 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

To the extent a Market Disruption Event with respect to the Index has occurred or is continuing on the Redemption Valuation Date or any Monthly Valuation Date or Loss Rebalancing Valuation Date, the Index Closing Level for such Redemption Valuation Date, Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day on which a Market Disruption Event does not occur or is not continuing with respect to the Index. For example, if the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on November 3 and there is a Market Disruption Event with respect to the Index on November 3, then the Index Closing Level on November 4 will be used to calculate the Redemption Amount, assuming that no such Market Disruption Event has occurred or is continuing on November 4.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date or any Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date, as applicable, occurring more than three Index Business Days following the day originally scheduled to be such final Averaging Date or such Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date. If a Market Disruption Event has occurred or is continuing with respect to the Index on the third Index Business Day following the date originally scheduled to be the final Averaging Date or any Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date, as applicable, the Security Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Index Business Day but for such Market Disruption Event. If any Monthly Valuation Date or Loss Rebalancing Valuation Date is postponed as described above, the succeeding Monthly Reset Date or Loss Rebalancing Reset Date will occur on the next Index Business Day following the postponed Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable.

An “Averaging Date” means each of the Index Business Days during a Measurement Period, subject to adjustment as described herein.

Any of the following will be a Market Disruption Event with respect to the Index, in each case as determined by the Security Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of Index Constituent Securities for trading in the Index Constituent Security, whether by reason of movements in price exceeding limits permitted by the Primary Exchange or otherwise;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to a material number of Index Constituent Securities in the primary market or markets for those contracts;

(c)           the Index is not published; or

(d)           in any other event, if the Security Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect as described in the section entitled “Use of Proceeds and Hedging”.

The following events will not be Market Disruption Events with respect to the Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Constituent Securities.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the Index or any Index Constituent Securities are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series B” above. If we exercise this right, the redemption price of the Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic positions.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

In addition to the default amount described below, we will also pay the Coupon Amount per Security, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment,” calculated as if the date of acceleration was the last Index Business Day in the Final Measurement Period and the four Index Business Days immediately preceding the date of acceleration were the corresponding Index Business Days in the accelerated Final Measurement Period, with the fourth Index Business Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Index Business Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series B, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series B” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars as determined by the Security Calculation Agent in its sole discretion, for the aggregate Stated Principal Amount of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five (5) Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five (5) Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index or Termination of Our License Agreement with the Index Sponsor; Alteration of Method of Calculation

If (i) the Index Sponsor or Index Calculation Agent discontinue publication of, or otherwise fails to publish, the Index, (ii) our license agreement with the Index Sponsor terminates or (iii) the Index Sponsor or Index Calculation Agent do not make the Index Constituent Securities and/or their unit weighting available to the Security Calculation Agent, and, in each case, any other person or entity publishes an index licensed to UBS that the Security Calculation Agent determines is comparable to the Index and for which the Index Constituent Securities and/or their unit weighting are available to the Security Calculation Agent (such index being referred to herein as a “successor index”),and the Security Calculation Agent approves such index as a successor index, then the Security Calculation Agent will determine the Index Closing Level on the applicable dates of determination, Coupon Amounts and the amount payable at maturity, call, acceleration or upon early redemption and all other related payments terms by reference to such successor index.

Upon any selection by the Security Calculation Agent of a successor index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Sponsor or Index Calculation Agent discontinue publication of the Index, our license agreement with the Index Sponsor terminates or the Index Sponsor or Index Calculation Agent do not make the Index Constituent Securities and/or their unit weighting available to the Security Calculation Agent, prior to, and such discontinuation, termination or unavailability is continuing on the Calculation Date or any Index Business Day during a Measurement Period, or on the Redemption Valuation Date or on any Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, or on any other relevant date on which the Index Closing Level is to be determined and the Security Calculation Agent determines that no successor index is available at such time, or the Security Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on the Calculation Date or any Index Business Day during a Measurement Period, or on the Redemption Valuation Date or on any Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, or any other relevant date on which the Index Closing Level is to be determined, then the Security Calculation Agent will determine the Index Closing Level using the Index Closing Level on the last Index Business Day immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions. In such event, the Security Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

In addition, if an Index Replacement Event (as defined below) occurs at any time and the Index Sponsor or anyone else publishes an index that the Security Calculation Agent determines is comparable to the Index (the “Substitute Index”), then the Security Calculation Agent may elect, in its sole discretion, to permanently replace the original Index with the Substitute Index for all purposes under the Securities, and all provisions described in “Medium-Term Notes, Series B” above as applying to the Index will thereafter apply to the Substitute Index instead. In such event, the Security Calculation Agent will make such adjustments, if any, to any level of the Index or Substitute Index that is used for purposes of the Securities as it determines are appropriate in the circumstances. If the Security Calculation Agent elects to replace the original Index with a Substitute Index, then the Security Calculation Agent will determine all amounts hereunder, including the Coupon Amounts, Current Principal Amount, Current Indicative Principal Amount, Index Factor, intraday indicative value, Accrued Fees, Index Closing Levels on the applicable dates of determination, all other related payment terms and the amount payable at maturity, call, or upon early redemption by reference to such Substitute Index. If the Security Calculation Agent so elects to replace the original Index with a Substitute Index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities of the Securities.

An “Index Replacement Event” means:

(a)           an amendment to or change (including any officially announced proposed change) in the laws, regulations or rules of the United States (or any political subdivision thereof), or any jurisdiction in which a Primary Exchange or Related Exchange (each as defined herein) is located that (i) makes it illegal for UBS AG or its affiliates to hold, acquire or dispose of units in the Index Constituent Securities included in the Index or options, futures, swaps or other derivatives on the Index or the units in the Index Constituent Securities included in the Index (including but not limited to exchange-imposed position limits), (ii) materially increases the cost to us, our affiliates, third parties with whom we transact or similarly situated third parties in performing our or their obligations in connection with the Securities, (iii) has a material adverse effect on any of these parties’ ability to perform their obligations in connection with the Securities or (iv) materially affects our ability to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(b)           any official administrative decision, judicial decision, administrative action, regulatory interpretation or other official pronouncement interpreting or applying those laws, regulations or rules that is announced on or after October 24, 2019 that (i) makes it illegal for UBS AG or its affiliates to hold, acquire or dispose of units in the Index Constituent Securities included in the Index or options, futures, swaps or other derivatives on the Index or the units in the Index Constituent Securities included in the Index (including but not limited to exchange-imposed position limits), (ii) materially increases the cost to us, our affiliates, third parties with whom we transact or similarly situated third parties in performing our or their obligations in connection with the Securities, (iii) has a material adverse effect on the ability of us, our affiliates, third parties with whom we transact or a similarly situated third party to perform our or their obligations in connection with the Securities or (iv) materially affects our ability to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(c)           any event that occurs on or after October 24, 2019 that makes it a violation of any law, regulation or rule of the United States (or any political subdivision thereof), or any jurisdiction in which a Primary Exchange or Related Exchange (each as defined herein) is located, or of any official administrative decision, judicial decision, administrative action, regulatory interpretation or other official pronouncement interpreting or applying those laws, regulations or rules, (i) for UBS AG or its affiliates to hold, acquire or dispose of units in the Index Constituent Securities included in the Index or options, futures, swaps or other derivatives on the Index or the units in the Index Constituent Securities included in the Index (including but not limited to exchange-imposed position limits), (ii) for us, our affiliates, third parties with whom we transact or similarly situated third parties to perform our or their obligations in connection with the Securities or (iii) for us to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(d)           any event, as determined by the Security Calculation Agent, as a result of which we or any of our affiliates or a similarly situated party would, after using commercially reasonable efforts, be unable to, or would incur a materially increased amount of tax, duty, expense or fee (other than brokerage commissions) to, acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction or asset it deems necessary to hedge the risk of the Securities, or realize, recover or remit the proceeds of any such transaction or asset; or

(e)           as determined by the Security Calculation Agent, the primary exchange or market for trading for the Securities, if any, announces that pursuant to the rules of such exchange or market, as applicable, the Securities cease (or will cease) to be listed, traded or publicly quoted on such exchange or market, as applicable, for any reason and are not immediately re-listed, re-traded or re-quoted on an exchange or quotation system located in the same country as such exchange or market, as applicable.

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the Index Closing Level of the Index or such successor index does not, in the opinion of the Security Calculation Agent, fairly represent the Index Closing Level of the Index or such successor index had such changes or modifications not been made, then the Security Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Security Calculation Agent, may be necessary in order to arrive at an Index Closing Level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the Security Calculation Agent will calculate the Index Closing Level for the Index or such successor index with reference to the Index or such successor index, as adjusted. The Security Calculation Agent will accordingly calculate the Index Closing Level, the Index Valuation Level, the Index Performance Ratio, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Redemption Fee Amount, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon early redemption, if applicable, the Call Settlement Amount, if any, that we will pay you in the event UBS calls the Securities, the Acceleration Amount that we will pay you in the event of an optional acceleration upon minimum indicative value, if applicable, the Loss Rebalancing Closing Level, if any, the Monthly Initial Closing Level and all related payment terms based on the Index Closing Level calculated by the Security Calculation Agent, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), which, in turn, causes the Index Closing Level of the Index or such successor index to be a fraction of what it would have been if there had been no such modification, then the Security Calculation Agent will make such calculations and adjustments in order to arrive at an Index Closing Level for the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

In the event that the Security Calculation Agent elects to replace the Index with a successor index or a Substitute Index, UBS may, in its sole discretion, amend the title of the Securities in order to remove reference the former Index and to make such other changes to the title of the Securities as it considers necessary or desirable to reflect the name and/or characteristics of the relevant successor index or Substitute Index, as applicable.

All determinations and adjustments to be made by the Security Calculation Agent may be made in the Security Calculation Agent’s sole discretion. See “Risk Factors — There are potential conflicts of interest between you and the Security Calculation Agent” in the applicable prospectus supplement for a discussion of certain conflicts of interest which may arise with respect to the Security Calculation Agent.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity, call or acceleration, or upon early redemption, will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day or a New York Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Cash Settlement Amount at Maturity,” “— UBS’s Call Right” and “— Early Redemption at the Option of the Holders” above.

Reissuances or Reopened Issues

We may issue additional Securities in amounts that exceed the amount on the cover at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series B” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate Stated Principal Amount of the outstanding Securities of the class. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

31. ETRACS Monthly Pay 2xLeveraged Wells Fargo MLP Ex-Energy ETN due June 24, 2044

Principal Terms:

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

Initial Trade Date: June 24, 2014

Initial Settlement Date: June 27, 2014

Initial Term: 30 years, subject to your right to receive payment for your Securities upon redemption, acceleration upon minimum indicative value or exercise of the UBS Call Right, each as described below.

Stated Principal Amount: $25.00 per Security

Maturity Date: June 24, 2044, subject to adjustment

Coupon Payment Dates: The 15th Trading Day following each Coupon Valuation Date, commencing on July 22, 2014 (subject to adjustment). The final Coupon Payment Date will be the Maturity Date.

Initial Coupon Valuation Date: June 30, 2014

Underlying Index: The return on the Securities is linked to the performance of the Wells Fargo® Master Limited

Partnership ex Energy Index. The Index is intended to measure the performance of all nonenergy master limited partnerships (“MLPs”) listed on the New York Stock Exchange (“NYSE”), NYSE MKT or NASDAQ with a market capitalization of at least $100 million at the time of inclusion and that satisfy other eligibility requirements, as determined by the Index Sponsor in accordance with the Index methodology.

Annual Tracking Rate: 0.85% per annum

Financing Spread: 0.60% per annum

First Redemption Date: July 3, 2014

Final Redemption Date: June 17, 2044

First Call Date: The first date that UBS may exercise its Call Right is June 29, 2015.

Monthly Initial Closing Level for the Initial Calendar Month: 3650.06, the Index Closing Level (as defined below) on the Initial Trade Date.

Monthly Reset Dates: For each calendar month, the Monthly Reset Date is the first Trading Day of that month beginning on July 1, 2014 and ending on June 1, 2044, subject to adjustment.

Monthly Valuation Dates: For each Monthly Reset Date, the Monthly Valuation Date is the last Trading Day of the previous calendar month, beginning on June 30, 2014 and ending on May 31, 2044,

subject to adjustment.

Index Sponsor: Wells Fargo Securities, LLC

Index Calculation Agent: NYSE Arca (“NYSE Arca”)

Listing: The Securities are listed on NYSE Arca under the symbol “LMLP.”

Calculation Date: June 15, 2044, unless that day is not a Trading Day, in which case the Calculation Date will be the next Trading Day, subject to adjustment.

Index Symbol: MLPXEPX (NYSE and Bloomberg)

Intraday Indicative Value Symbol of the Securities: LMLPIV <INDEX> (Bloomberg); ^LMLP-IV (Yahoo! Finance)

CUSIP No. 90273A207

ISIN No. US90273A2078

Valuation of the Index and the Securities

Intraday Index Values

On each Trading Day, the Index Calculation Agent will calculate and publish the intraday indicative value of the relevant Index every 15 seconds during normal trading hours on Bloomberg L.P. (“Bloomberg”) or any other publicly available information provider specified in “Principal Terms” above under a ticker symbol identified in “Principal Terms” above. The actual relevant Index Closing Level may vary, and on a cumulative basis over the term of any series of the Securities may vary significantly, from the intraday indicative value of the Index.

The intraday indicative calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The intraday indicative value of the relevant Index published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

The Intraday Index Value calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The Intraday Index Value published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

Intraday Security Values

An intraday “indicative value” meant to approximate the expected trading value of each series of the Securities in a liquid market, will be calculated by the Index Calculation Agent specified in “Principal Terms” above and published by Bloomberg (based in part on information provided by such Index Calculation Agent) or any other publicly available information provider specified in Principal Terms” above (or a successor) via the facilities on the Consolidated Tape Association under a symbol to be identified Principal Terms” above. In connection with your Securities, we use the term “indicative value” to refer to the value at a given time and date equal to (i) Current Principal Amount multiplied by the Index Factor calculated using the intraday indicative value of the relevant Index as of such time as the Index Valuation Level, plus (ii) assuming such time and date is the Redemption Valuation Date, the Coupon Amount with respect to the Coupon Valuation Date if on such Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred; plus (iii) the Stub Reference Distribution Amount, if any, as of such time and date, assuming such time and date is the Redemption Valuation Date, minus (iv) the Accrued Fees as of such time and date, assuming such time and date is the Redemption Valuation Date.

The intraday indicative value calculation will be used to determine whether any series of the Securities will be accelerated, as discussed under “— Acceleration Upon Minimum Indicative Value”. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, or termination of your Securities, nor will it reflect hedging or other transactional costs, credit considerations, market liquidity or bid-offer spreads. The levels of the relevant Index provided by the Index Calculation Agent specified in Principal Terms” above will not necessarily reflect the depth and liquidity of the relevant Index Constituent Securities. For this reason and others, the actual trading price of the Securities of any series may be different from their indicative value.

The calculation of the intraday indicative value shall not constitute a recommendation or solicitation to conclude a transaction at the level stated, and should not be treated as giving investment advice.

The publishing of the intraday indicative value of any series of the Securities by Bloomberg or any other publicly available information provider specified “Principal Terms” above may occasionally be subject to delay or postponement. The actual trading price any series of the Securities may be different from their intraday indicative value.

The intraday indicative value of any series of the Securities published at least every 15 seconds during the NYSE Arca’s Core Trading Session, which is currently from 9:30 a.m. to 4:00 p.m., New York City time, will be based on the intraday indicative values of the relevant Index, and may not be equal to the payment at maturity or call, or upon early redemption or acceleration. These intraday indicative value calculations will be prepared as of a particular time and date and will therefore not reflect subsequent changes in market values or prices or in any other factors relevant to their determination.

Split or Reverse Split of the Securities

Should the Current Principal Amount of any series of Securities on any Trading Day be above $100.00, we may, but are not obligated to, initiate a 4- for-1 split of your Securities. Should the Current Principal Amount on any Trading Day be below $10.00, we may, but are not obligated to, initiate a 1-for-4 reverse split of your Securities. If the Current Principal Amount of a series of Securities is greater than $100.00 or below $10.00 on any Trading Day, and we decide to initiate a split or reverse split, as applicable, such date shall be deemed to be the “announcement date”, and we will issue a notice to holders of the relevant Securities and press release announcing the split or reverse split, specifying the effective date of the split or reverse split.

If the Securities undergo a split, we will adjust the terms of the Securities accordingly. If the Securities undergo a 4:1 split, every investor who holds a Security via The Depository Trust Company (“DTC”) on the relevant record date will, after the split, hold four Securities, and adjustments will be made as described below. The record date for the split will be the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be divided by four to reflect the 4:1 split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

In the case of a reverse split, we reserve the right to address odd numbers of Securities (commonly referred to as “partials”) in a manner determined by us in our sole discretion. If the Securities undergo a 1:4 reverse split, every investor who holds four Securities via DTC on the relevant record date will, after the reverse split, hold only one Security and adjustments will be made as described below. The record date for the reverse split will be on the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be multiplied by four to reflect the 1:4 reverse split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The reverse split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

Holders who own a number of Securities on the record date that is not evenly divisible by four will receive the same treatment as all other holders for the maximum number of Securities they hold which is evenly divisible by four, and we will have the right to compensate holders for their remaining or “partial” Securities in a manner determined by us in our sole discretion. Our current intention is to provide holders with a cash payment for their partials on the 17th Business Day following the announcement date in an amount equal to the appropriate percentage of the closing indicative value of the reverse split-adjusted Securities on the 14th Business Day following the announcement date. For example, a holder who held 23 Securities via DTC on the record date would receive five post-reverse split Securities on the immediately following Business Day, and a cash payment on the 17th Business Day following the announcement date that is equal to 3/4ths of the Current Principal Amount of the reverse split-adjusted Securities on the 14th Business Day following the announcement date.

General Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described under “Medium-Term Notes, Series A” above. The terms described here supplement those described in “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each monthly Coupon Payment Date you may receive an amount in cash equal to the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

If the Reference Distribution Amount on such Coupon Valuation Date is zero, you will not receive any Coupon Amount on the related Coupon Payment Date. The final Coupon Amount will be included in the Cash Settlement Amount at maturity if on the Calculation Date the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Reference Distribution Amount” is (i) as of the first Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the Initial Trade Date to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of such securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Reference Distribution Amount in the manner described in “Principal Terms” above. Cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment of Additional Amounts”.

The “Coupon Payment Date” means the 15th Trading Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date.

The “Coupon Record Date” means the ninth Trading Day following each Coupon Valuation Date.

The “Coupon Valuation Date”, unless specified otherwise in “Principal Terms” above, means the 30th of each month, and the 28th day of February, of each calendar year during the term of the Securities or if such date is not a Trading Day, then the first Trading Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date.

The “Coupon Ex-Date”, with respect to a Coupon Amount, means the first Trading Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Trading Day prior to the applicable Coupon Record Date.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index Constituent Security equal to two times (i) the published unit weighting of that security as of that date, as described in “Principal Terms” above, divided by (ii) the product of (a) the “Index Divisor” specified in “Principal Terms” above as of that date, and (b) the Monthly Initial Closing Level divided by the Current Principal Amount.

“record date” means, with respect to a distribution on a relevant Index Constituent Security, the date on which a holder of such security must be registered as a unitholder of such security in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on a relevant Index Constituent Security, the first Business Day on which transactions in such security trade on the primary exchange or market of trading for such security without the right to receive such distribution.

Coupon Amounts will be paid in U.S. dollars, and will be subject to exchange rate risk if the cash distributions paid on the Index Constituent Securities are paid in non-U.S. dollar currencies. See “Risk Factors — The Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount may be subject to exchange rate risk”. Coupon Amounts may also be reduced in the event of withholding taxes imposed by the taxing authority of the applicable Index Constituent on the cash distributions on the Index Constituent Securities and for any fees related to such cash distributions. See “Risk Factors — The calculation of the Reference Distribution Amount and Stub Reference Distribution Amount may have to take into account withholding taxes and applicable fees, consequently reducing the Coupon Amount”.

Cash Settlement Amount at Maturity

The “Maturity Date” for each series of Securities will be the third Trading Day after the last Trading Day in the applicable Measurement Period, which we refer to in this section “— Cash Settlement Amount at Maturity” as the “Final Measurement Period”. The scheduled Maturity Date will be identified in “Principal Terms” above.

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to (a) the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the Final Measurement Period, plus (b) the final Coupon Amount if on such last Trading Day the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, plus (c) the Stub Reference Distribution Amount as of such last Trading Day, if any, minus (d) the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Cash Settlement Amount”.

If the amount calculated above is less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees in order for you to receive an aggregate amount over the term of the Securities of any series equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity.

The “Stub Reference Distribution Amount” as of the last Trading Day in the applicable Measurement Period or as of the Redemption Valuation Date, as applicable, is an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if such Redemption Valuation Date or the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from but excluding, the Initial Trade Date) to, and including, such last Trading Day of such Measurement Period or such Redemption Valuation Date, as applicable;  provided that, for the purpose of calculating the Stub Reference Distribution Amount as of such last Trading Day of such Measurement Period, the Reference Holder will be deemed to hold on each Trading Day in such Measurement Period ((t-d)/t) of the shares of such securities it would otherwise hold on each of the Trading Days in such Measurement Period beginning on the second Trading Day in such Measurement Period until and including the final Trading Day in such Measurement Period. For purposes of this definition, d = the number of Trading Days that have occurred in the applicable Measurement Period. For purposes of this definition, “t” equals the number of Trading Days in “Principal Terms” above. Such cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer – Payment of Additional Amounts”. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Stub Reference Distribution Amount in the manner described in “Principal Terms” above.

The Accrued Fees will be calculated as of the last Trading Day in the Final Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

On the Initial Trade Date, the Accrued Financing Charge for each Security will be $0.

The “Accrued Financing Charge” as of the last Trading Day in the Final Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Accrued Tracking Fee” as of the last Trading Day in the Final Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such last Trading Day and the denominator of which is 365.

The “Annual Tracking Fee” is, as of any date of determination, an amount per Security equal to the product of (i) the Annual Tracking Rate and (ii) the Current Indicative Value as of the immediately preceding Trading Day.

The “Annual Tracking Rate” is a per annum rate described in “Principal Terms” above.

The “Current Indicative Value” is, as determined by the Calculation Agent as of any date of determination, an amount per Security of any series equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, calculated using the Index Closing Level on such date as the Index Valuation Level.

The “Principal Amount” of each Security is $25.00. Each series of the Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Principal Amount.

For the Initial Calendar Month, the Current Principal Amount will equal $25.00 per Security of the applicable series. For each subsequent calendar month, the Current Principal Amount for each Security of that series will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date — Accrued Fees on the applicable Monthly Valuation Date

If any series of the Securities undergoes a split or reverse split, the Current Principal Amount of that series will be adjusted accordingly.

For each calendar month, the “Monthly Reset Date” is the first Trading Day of the month specified in “Principal Terms” above, subject to adjustment as described under “— Market Disruption Event”;  provided, however, that no Monthly Reset Date will occur on or after the Call Valuation Date or the Acceleration Date.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Trading Day of the previous calendar month subject to adjustment as described under “— Market Disruption Event”. The Monthly Valuation Date specified in “Principal Terms” above.

The Index Factor will be calculated as follows:

1 + (2 × Index Performance Ratio)

The Index Performance Ratio on any Monthly Valuation Date, any Redemption Valuation Date, or as of the last Trading Day in the Final Measurement Period, as applicable, will be:

Index Valuation Level — Monthly Initial Closing Level
Monthly Initial Closing Level

The “Index Valuation Level” will equal the arithmetic mean of the Index Closing Levels measured on each Trading Day during the Final Measurement Period, or the Index Closing Level on any Monthly Valuation Date or any Redemption Valuation Date, as determined by the Calculation Agent, provided that if the Redemption Valuation Date falls in the Final Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/t times (b) (i) the sum of the Index Closing Levels on each Trading Day from, and including, the Call Valuation Date, Acceleration Date or the Calculation Date, as applicable, to, but excluding, the date of determination, plus (ii) the number of Trading Days from and including the date of determination to and including the last Trading Day in such Measurement Period, times the Index Closing Level on such date of determination. For purposes of this definition, “t” equals the number of Trading Days in the Final Measurement Period.

The “Monthly Initial Closing Level” for the Initial Calendar Month is specified in “Principal Terms” above and will be the Index Closing Level on the applicable Initial Trade Date. For each subsequent calendar month, the Monthly Initial Closing Level on the Monthly Reset Date will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month.

The “Index Closing Level” is, for any series of the Securities, the closing level of the relevant Index as reported on Bloomberg and any other publicly available information provider specified in in “Principal Terms” above; provided, however, that if the Index Closing Level as reported on Bloomberg (or any successor) differs from the Index Closing Level as reported on such other information provider (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

The “Index Calculation Agent” will be the entity that calculates the level of the relevant Index and is specified in “Principal Terms” above.

The “Calculation Date” is specified in “Principal Terms” above.

The “Current Indicative Value”, as determined by the Calculation Agent as of any date of determination, is an amount per Security equal to the product of (i) the Current Principal Amount and (ii) the Index Factor of such date, using the Index Closing Level of such date as the Index Valuation Level.

Unless specified otherwise in “Principal Terms” above, “Trading Day” means any day on which (i) the value of the relevant Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the Index Constituent Securities in the relevant Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Early Redemption at the Option of the Holders

You may elect to require UBS to redeem your Securities, subject to a minimum redemption amount of at least 50,000 Securities of the same series. If you elect to have your Securities redeemed and have done so under the redemption procedures described below under “— Redemption Procedures”, you will receive payment for your Securities on the Redemption Date. The first and final Redemption Dates are specified in in “Principal Terms” above. For any early redemption, the applicable “Redemption Valuation Date” means the first Trading Day following the date on which you deliver a redemption notice to UBS in compliance with the redemption procedures. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities of the same series; however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities of any series. Any such reduction will be applied on a consistent basis for all holders of the Securities of the affected series at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the corresponding Redemption Valuation Date or, if such day is not a Business Day, the next following Business Day (the “Redemption Date”). In addition, if a call notice has been issued or if acceleration has been triggered, in each case with respect to any series of the Securities, the last Redemption Valuation Date for that series of Securities will be the fifth Trading Day prior to the Call Settlement Date or the Acceleration Settlement Date, as applicable. Any applicable Redemption Valuation Date is subject to adjustment as described under “— Market Disruption Event”.

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures”, for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the applicable Redemption Valuation Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding such Redemption Valuation Date if on that Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such Redemption Valuation Date, if any, minus

(d)           the Accrued Fees as of such Redemption Valuation Date, minus

(e)           the Redemption Fee.

We refer to this cash payment as the “Redemption Amount”.

If the amount calculated above is less than zero, the payment upon early redemption will be zero. We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

You may lose some or all of your investment upon early redemption. Because the Accrued Fees and the Redemption Fee reduce your final payment, the monthly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and the Redemption Fee, if applicable, less any Coupon Amounts and any Stub Reference Distribution Amount as of the Redemption Valuation Date, if any, in order for you to receive an aggregate amount over the term of the Securities equal to your initial investment in the Securities. If the monthly compounded leveraged return of the Index is insufficient to offset such a negative effect or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon early redemption.

The Accrued Fees will be calculated as of any Redemption Valuation Date as the sum of (i) the Accrued Tracking Fee as of such date and (ii) the Accrued Financing Charge as of such date.

The “Accrued Tracking Fee” as of any Redemption Valuation Date is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such Redemption Valuation Date, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), and the denominator of which is 365.

The “Accrued Financing Charge” as of any Redemption Valuation Date is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Redemption Fee” means, as of any date of determination for a series of Securities, an amount per Security equal to the product of (a) 0.125%, (b) the Current Principal Amount and (c) the Index Factor as of the applicable Redemption Valuation Date.

We discuss these matters in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Redemption and Payment”.

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner. Any series of Securities may trade at, above, or below its indicative value.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

  deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Trading Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a confirmation of redemption;
  deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;
  instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and
  cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

•         Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities of any series upon not less than eighteen calendar days’ prior notice to the holders of the Securities of that series, such redemption to occur on any Trading Day specified in “Principal Terms” above through and including the Maturity Date specified in “Principal Terms” above. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the applicable Measurement Period, which we refer to in this section “— UBS’s Call Right” as the “Call Measurement Period”, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Call Settlement Amount”.

If the amount calculated above is less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

If UBS issues a call notice on any Trading Day, the “Call Valuation Date” will be the fifth Trading Day following the Trading Day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Trading Day in the Call Measurement Period.

The holders will receive payment for their Securities on a date that is at least three, but not greater than six, Trading Days following the last Trading Day in the Call Measurement Period (the “Call Settlement Date”). We will inform you of such Call Settlement Date in the call notice. If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event”.

You may lose some or all of your investment at call. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at call.

The Accrued Fees will be calculated as of the last Trading Day in the Call Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Accrued Tracking Fee” as of the last Trading Day in the Call Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day, and the denominator of which is 365.

The “Accrued Financing Charge” as of last Trading Day in the Call Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day, times (ii) the Financing Rate as of such date, divided by (b) 360.

Acceleration Upon Minimum Indicative Value

If, at any time, the indicative value for any series of the Securities on any Trading Day (1) equals $5.00 or less or (2) decreases 60% in value from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date (each such day, an “Acceleration Date”), all issued and outstanding Securities of that series will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value of that series would later exceed $5.00 or would increase from the -60% level on such Acceleration Date or any subsequent Trading Day during the applicable Measurement Period, which we refer to in this section “— Acceleration Upon Minimum Indicative Value” as the “Acceleration Measurement Period”) for a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day of the Acceleration Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Acceleration Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Acceleration Amount”. If the minimum indicative value threshold of any series of Securities has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the that series of Securities.

You may lose some or all of your investment upon an acceleration upon minimum indicative value. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon an acceleration upon minimum indicative value.

The Accrued Fees will be calculated as of any date of determination for any series of Securities as the sum of (i) the Accrued Tracking Fee as of the last Trading Day of the Acceleration Measurement Period and (ii) the Accrued Financing Charge as of the last Trading Day of the Acceleration Measurement Period.

The “Accrued Tracking Fee” as of the last Trading Day of the Acceleration Measurement Period will be an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day or if the Acceleration occurs prior to the first initial Monthly Valuation Date, the period from but excluding the Initial Trade Date), as applicable, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Trading Day of the Acceleration Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Levels as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day (or if the Acceleration Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Acceleration Settlement Date” will be the third Trading Day following the last Trading Day of the Acceleration Measurement Period.

Subject to the prior verification by the Calculation Agent that the indicative value of $5.00 or less was accurately calculated by the Index Calculation Agent or that the decrease of 60% from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date was accurately calculated by the Index Calculation Agent, as applicable, and in each case with respect to a series of Securities, UBS must provide notice to the holders of that series of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the intraday indicative value of the Securities is calculated see “Valuation of the Index and the Securities”.

Calculation Agent

UBS Securities LLC will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Index Valuation Level, the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Accrued Financing Charge, the Financing Level, the Financing Rate, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Tracking Fee, the Annual Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, that we will pay you upon redemption, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant Index levels calculated by the Calculation Agent, as adjusted, the Coupon Ex-Dates, the Coupon Record Dates, the Coupon Amount, and whether any day is a Business Day or Trading Day. The Calculation Agent will also calculate any foreign exchange calculations necessary to determine the Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount in the event that cash distributions on the relevant Index Constituent Securities are made in non-U.S. dollar currencies. The Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the relevant Index has been discontinued and whether there has been a material change in the relevant Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent for any series of the Securities and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent for any series of the Securities from time to time without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption or acceleration, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, the Call Settlement Date, the Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Accrued Tracking Fee, the Accrued Financing Charge, the Redemption Amount and Redemption Fee, if any, per Security for any series of Securities, the Call Settlement Amount, if any, per Security for any series of Securities, the Acceleration Amount, if any, per Security for any series of Securities, and the Cash Settlement Amount, if any, per Security for any series of Securities, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., ..76545 would be rounded up to .7655);  and all dollar amounts paid on the aggregate principal amount of such Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the relevant Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the relevant Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the relevant Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

If the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount. If a Market Disruption Event occurs on any Monthly Valuation Date, the Index Closing Level for such Monthly Valuation Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date, Monthly Valuation Date or the Redemption Valuation Date, as applicable, occurring more than three Trading Days following the day originally scheduled to be such final Averaging Date, Monthly Valuation Date or Redemption Valuation Date. If the third Trading Day following the date originally scheduled to be the final Averaging Date, Monthly Valuation Date or Redemption Valuation Date, as applicable, is not a Trading Day or a Market Disruption Event has occurred or is continuing with respect to the relevant Index on such third Trading Day, the Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Trading Day but for such Market Disruption Event. If any Monthly Valuation Date is postponed as described above, the succeeding Monthly Reset Date will occur on the next Trading Day following the postponed Monthly Valuation Date.

An “Averaging Date” means each of the Trading Days during any Measurement Period, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the relevant Index, the Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a Market Disruption Event with respect to the relevant Index, in each case as determined by the Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of the Index Constituent Securities for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the relevant Index or to a material number of Index Constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the relevant Index is not published; or

(d)           in any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect.

The following events will not be Market Disruption Events with respect to the relevant Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the relevant Index or any Index Constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the relevant Index or any Index Constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Discontinuance of or Adjustments to the Relevant Index;  Alteration of Method of Calculation

If the Index Calculation Agent or another entity that publishes the Index (such other entity to be named in the in “Principal Terms” above) discontinues publication of or otherwise fails to publish the relevant Index, and the Index Calculation Agent or such other entity publishes a successor or substitute index that the Calculation Agent determines to be comparable to the discontinued relevant Index (such index being referred to herein as a “Successor Index”), then the Index Closing Level for such Successor Index will be determined by the Calculation Agent by reference to the Successor Index on the dates and at the times as of which the Index Closing Levels for such Successor Index are to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Calculation Agent discontinues publication of the relevant Index prior to, and such discontinuation is continuing on any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined and the Calculation Agent determines that no Successor Index is available at such time, or the Calculation Agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to, and such discontinuation is continuing on, any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined, then the Calculation Agent will determine the Index Closing Level using the closing level and published share weighting of each Index Constituent Security included in the relevant Index or Successor Index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions as described in the description of the relevant Index included in in “Principal Terms” above. In such event, the Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the relevant Index or Successor Index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the relevant Index or a Successor Index, or the value thereof, is changed in a material respect, or if the relevant Index or a Successor Index is in any other way modified so that the level of the relevant Index or such Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of the relevant Index or such Successor Index had such changes or modifications not been made, then the Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the relevant Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the levels for the relevant Index or such Successor Index with reference to the relevant Index or such Successor Index, as adjusted. The Calculation Agent will accordingly calculate the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Financing Level, the Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon redemption, if applicable, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant index levels calculated by the Calculation Agent, as adjusted. Accordingly, if the method of calculating the relevant Index or a Successor Index is modified so that the level of the relevant Index or such Successor Index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the relevant Index), which, in turn, causes the level of the relevant Index or such Successor Index to be a fraction of what it would have been if there had been no such modification, then the Calculation Agent will make such calculations and adjustments in order to arrive at a level for the relevant Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Redemption Price Upon Optional Tax Redemption

We have the right to redeem any series of the Securities in the circumstances described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Optional Tax Redemption”. If we exercise this right, the redemption price of that series of the Securities will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of any series of the Securities is accelerated, we will pay the default amount in respect of the principal of the that series of Securities at maturity. We describe the default amount below under “— Default Amount”.

In addition to the default amount described below, we will also pay the Coupon Amount per Security of the accelerated series, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment”, calculated as if the date of acceleration was the last Trading Day in the last applicable Measurement Period prior to the Maturity Date and the four Trading Days immediately preceding the date of acceleration were the corresponding Trading Days in such accelerated Measurement Period, with the fourth Trading Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Trading Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series A are entitled to take any action under the indenture, we will treat the outstanding principal amount of each series of Securities as the outstanding principal amount of the Medium-Term Notes, Series A constituted by that series of Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series A, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series A, accelerating the maturity of the Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants”.

Default Amount

The default amount for any series of the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities of the accelerated series. That cost will equal:

  the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

•         During the default quotation period for the Securities of the accelerated series, which we describe below, the holders of that series of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

  no quotation of the kind referred to above is obtained, or every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

•         If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

•         In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•         A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•         P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption or acceleration will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities”.

Modified Business Day

As described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Payment When Offices Are Closed”, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date.

Defeasance

Neither full defeasance nor covenant defeasance, as described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance”, will apply to the Securities.

Reissuances or Reopened Issues

We may issue additional Securities in amounts that exceed the amount specified in “ Principal Terms” above at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Amounts That We May Issue”.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities of any series and will have the same CUSIP number and will trade interchangeably with that series of the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

Additional Terms of the Securities

The general terms of the Securities described above are modified by the specific definitions and terms below.

“Trading Day” means any day on which (i) the value of the Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the Primary Exchange on which the Index Constituent Securities are traded, in each case as determined by the Calculation Agent in its sole discretion.

“Primary Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, the primary exchange or market of trading for such Index Constituent Security or such constituent underlying a successor index.

32. ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN due September 30, 2044;

Principal Terms:

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

Initial Trade Date: September 30, 2014

Initial Settlement Date: October 3, 2014

Initial Term: 30 years, subject to your right to receive payment for your Securities upon redemption, acceleration upon minimum indicative value or exercise of the UBS Call Right, each as described below.

Stated Principal Amount: $25.00 per Security

Maturity Date: September 30, 2044, subject to adjustment

Coupon Payment Dates: The 15th Trading Day following each Coupon Valuation Date, commencing on

November 20, 2014 (subject to adjustment). The final Coupon Payment Date will be the Maturity Date..

Initial Coupon Valuation Date: October 30, 2014

Underlying Index: The return on the Securities is linked to the performance of the price return version of the

Solactive US High Dividend Low Volatility Index (the “Index”). The Index is designed to measure the performance of 40 dividend yielding, relatively lower volatility Index Constituent Securities from the universe of the largest 1,000 U.S. listed stocks by market capitalization.

Annual Tracking Rate: 0.85% per annum

Financing Spread: 0.60% per annum

First Redemption Date: October 9, 2014

Final Redemption Date: September 23, 2044

First Call Date: The first date that UBS may exercise its Call Right is October 5, 2015.

Monthly Initial Closing Level for the Initial Calendar Month: 196.81, the Index Closing Level (as defined below) on the Initial Trade Date

Monthly Reset Dates: For each calendar month, the Monthly Reset Date is the first Trading Day of that month beginning on October 1, 2014 and ending on September 1, 2044, subject to adjustment.

Monthly Valuation Dates: For each Monthly Reset Date, the Monthly Valuation Date is the last Trading Day of the previous calendar month, beginning on September 30, 2014 and ending on August 31, 2044,

subject to adjustment.

Index Sponsor and Index Calculation Agent: Solactive AG (“Solactive”).

Listing: The Securities are listed on NYSE Arca under the symbol “HDLV”.

Calculation Date: September 21, 2044, unless that day is not a Trading Day, in which case the Calculation Date will be the next Trading Day, subject to adjustment.

Index Symbol: “SOLHDLV” (Bloomberg); “.SOLHDLV” (Thomson Reuters)

Intraday Indicative Value Symbol of the Securities: HDLVIV <INDEX> (Bloomberg); ^HDLV-IV (Yahoo! Finance)

CUSIP No. 90270L727

ISIN No. US90270L7275

Valuation of the Index and the Securities

Intraday Index Values

On each Trading Day, the Index Calculation Agent will calculate and publish the intraday indicative value of the relevant Index every 15 seconds during normal trading hours on Bloomberg L.P. (“Bloomberg”) or any other publicly available information provider specified in “Principal Terms” above under a ticker symbol identified in “Principal Terms” above. The actual relevant Index Closing Level may vary, and on a cumulative basis over the term of any series of the Securities may vary significantly, from the intraday indicative value of the Index.

The intraday indicative calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The intraday indicative value of the relevant Index published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

The Intraday Index Value calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The Intraday Index Value published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

Intraday Security Values

An intraday “indicative value” meant to approximate the expected trading value of each series of the Securities in a liquid market, will be calculated by the Index Calculation Agent specified in “Principal Terms” above and published by Bloomberg (based in part on information provided by such Index Calculation Agent) or any other publicly available information provider specified in Principal Terms” above (or a successor) via the facilities on the Consolidated Tape Association under a symbol to be identified Principal Terms” above. In connection with your Securities, we use the term “indicative value” to refer to the value at a given time and date equal to (i) Current Principal Amount multiplied by the Index Factor calculated using the intraday indicative value of the relevant Index as of such time as the Index Valuation Level, plus (ii) assuming such time and date is the Redemption Valuation Date, the Coupon Amount with respect to the Coupon Valuation Date if on such Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred; plus (iii) the Stub Reference Distribution Amount, if any, as of such time and date, assuming such time and date is the Redemption Valuation Date, minus (iv) the Accrued Fees as of such time and date, assuming such time and date is the Redemption Valuation Date.

The intraday indicative value calculation will be used to determine whether any series of the Securities will be accelerated, as discussed under “— Acceleration Upon Minimum Indicative Value”. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, or termination of your Securities, nor will it reflect hedging or other transactional costs, credit considerations, market liquidity or bid-offer spreads. The levels of the relevant Index provided by the Index Calculation Agent specified in Principal Terms” above will not necessarily reflect the depth and liquidity of the relevant Index Constituent Securities. For this reason and others, the actual trading price of the Securities of any series may be different from their indicative value.

The calculation of the intraday indicative value shall not constitute a recommendation or solicitation to conclude a transaction at the level stated, and should not be treated as giving investment advice.

The publishing of the intraday indicative value of any series of the Securities by Bloomberg or any other publicly available information provider specified “Principal Terms” above may occasionally be subject to delay or postponement. The actual trading price any series of the Securities may be different from their intraday indicative value.

The intraday indicative value of any series of the Securities published at least every 15 seconds during the NYSE Arca’s Core Trading Session, which is currently from 9:30 a.m. to 4:00 p.m., New York City time, will be based on the intraday indicative values of the relevant Index, and may not be equal to the payment at maturity or call, or upon early redemption or acceleration. These intraday indicative value calculations will be prepared as of a particular time and date and will therefore not reflect subsequent changes in market values or prices or in any other factors relevant to their determination.

Split or Reverse Split of the Securities

Should the Current Principal Amount of any series of Securities on any Trading Day be above $100.00, we may, but are not obligated to, initiate a 4- for-1 split of your Securities. Should the Current Principal Amount on any Trading Day be below $10.00, we may, but are not obligated to, initiate a 1-for-4 reverse split of your Securities. If the Current Principal Amount of a series of Securities is greater than $100.00 or below $10.00 on any Trading Day, and we decide to initiate a split or reverse split, as applicable, such date shall be deemed to be the “announcement date”, and we will issue a notice to holders of the relevant Securities and press release announcing the split or reverse split, specifying the effective date of the split or reverse split.

If the Securities undergo a split, we will adjust the terms of the Securities accordingly. If the Securities undergo a 4:1 split, every investor who holds a Security via The Depository Trust Company (“DTC”) on the relevant record date will, after the split, hold four Securities, and adjustments will be made as described below. The record date for the split will be the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be divided by four to reflect the 4:1 split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

In the case of a reverse split, we reserve the right to address odd numbers of Securities (commonly referred to as “partials”) in a manner determined by us in our sole discretion. If the Securities undergo a 1:4 reverse split, every investor who holds four Securities via DTC on the relevant record date will, after the reverse split, hold only one Security and adjustments will be made as described below. The record date for the reverse split will be on the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be multiplied by four to reflect the 1:4 reverse split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The reverse split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

Holders who own a number of Securities on the record date that is not evenly divisible by four will receive the same treatment as all other holders for the maximum number of Securities they hold which is evenly divisible by four, and we will have the right to compensate holders for their remaining or “partial” Securities in a manner determined by us in our sole discretion. Our current intention is to provide holders with a cash payment for their partials on the 17th Business Day following the announcement date in an amount equal to the appropriate percentage of the closing indicative value of the reverse split-adjusted Securities on the 14th Business Day following the announcement date. For example, a holder who held 23 Securities via DTC on the record date would receive five post-reverse split Securities on the immediately following Business Day, and a cash payment on the 17th Business Day following the announcement date that is equal to 3/4ths of the Current Principal Amount of the reverse split-adjusted Securities on the 14th Business Day following the announcement date.

General Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described under “Medium-Term Notes, Series A” above. The terms described here supplement those described in “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each monthly Coupon Payment Date you may receive an amount in cash equal to the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

If the Reference Distribution Amount on such Coupon Valuation Date is zero, you will not receive any Coupon Amount on the related Coupon Payment Date. The final Coupon Amount will be included in the Cash Settlement Amount at maturity if on the Calculation Date the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Reference Distribution Amount” is (i) as of the first Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the Initial Trade Date to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of such securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Reference Distribution Amount in the manner described in “Principal Terms” above. Cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment of Additional Amounts”.

The “Coupon Payment Date” means the 15th Trading Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date.

The “Coupon Record Date” means the ninth Trading Day following each Coupon Valuation Date.

The “Coupon Valuation Date”, unless specified otherwise in “Principal Terms” above, means the 30th of each month, and the 28th day of February, of each calendar year during the term of the Securities or if such date is not a Trading Day, then the first Trading Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date.

The “Coupon Ex-Date”, with respect to a Coupon Amount, means the first Trading Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Trading Day prior to the applicable Coupon Record Date.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index Constituent Security equal to two times (i) the published unit weighting of that security as of that date, as described in

“Principal Terms” above, divided by (ii) the product of (a) the “Index Divisor” specified in “Principal Terms” above as of that date, and (b) the Monthly Initial Closing Level divided by the Current Principal Amount.

“record date” means, with respect to a distribution on a relevant Index Constituent Security, the date on which a holder of such security must be registered as a unitholder of such security in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on a relevant Index Constituent Security, the first Business Day on which transactions in such security trade on the primary exchange or market of trading for such security without the right to receive such distribution.

Coupon Amounts will be paid in U.S. dollars, and will be subject to exchange rate risk if the cash distributions paid on the Index Constituent Securities are paid in non-U.S. dollar currencies. See “Risk Factors — The Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount may be subject to exchange rate risk”. Coupon Amounts may also be reduced in the event of withholding taxes imposed by the taxing authority of the applicable Index Constituent on the cash distributions on the Index Constituent Securities and for any fees related to such cash distributions. See “Risk Factors — The calculation of the Reference Distribution Amount and Stub Reference Distribution Amount may have to take into account withholding taxes and applicable fees, consequently reducing the Coupon Amount”.

Cash Settlement Amount at Maturity

The “Maturity Date” for each series of Securities will be the third Trading Day after the last Trading Day in the applicable Measurement Period, which we refer to in this section “— Cash Settlement Amount at Maturity” as the “Final Measurement Period”. The scheduled Maturity Date will be identified in “Principal Terms” above.

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to (a) the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the Final Measurement Period, plus (b) the final Coupon Amount if on such last Trading Day the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, plus (c) the Stub Reference Distribution Amount as of such last Trading Day, if any, minus (d) the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Cash Settlement Amount”.

If the amount calculated above is less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees in order for you to receive an aggregate amount over the term of the Securities of any series equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity.

The “Stub Reference Distribution Amount” as of the last Trading Day in the applicable Measurement Period or as of the Redemption Valuation Date, as applicable, is an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if such Redemption Valuation Date or the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from but excluding, the Initial Trade Date) to, and including, such last Trading Day of such Measurement Period or such Redemption Valuation Date, as applicable;  provided that, for the purpose of calculating the Stub Reference Distribution Amount as of such last Trading Day of such Measurement Period, the Reference Holder will be deemed to hold on each Trading Day in such Measurement Period ((t-d)/t) of the shares of such securities it would otherwise hold on each of the Trading Days in such Measurement Period beginning on the second Trading Day in such Measurement Period until and including the final Trading Day in such Measurement Period. For purposes of this definition, d = the number of Trading Days that have occurred in the applicable Measurement Period. For purposes of this definition, “t” equals the number of Trading Days in “Principal Terms” above. Such cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer – Payment of Additional Amounts”. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Stub Reference Distribution Amount in the manner described in “Principal Terms” above.

The Accrued Fees will be calculated as of the last Trading Day in the Final Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

On the Initial Trade Date, the Accrued Financing Charge for each Security will be $0.

The “Accrued Financing Charge” as of the last Trading Day in the Final Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Accrued Tracking Fee” as of the last Trading Day in the Final Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such last Trading Day and the denominator of which is 365.

The “Annual Tracking Fee” is, as of any date of determination, an amount per Security equal to the product of (i) the Annual Tracking Rate and (ii) the Current Indicative Value as of the immediately preceding Trading Day.

The “Annual Tracking Rate” is a per annum rate described in “Principal Terms” above.

The “Current Indicative Value” is, as determined by the Calculation Agent as of any date of determination, an amount per Security of any series equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, calculated using the Index Closing Level on such date as the Index Valuation Level.

The “Principal Amount” of each Security is $25.00. Each series of the Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Principal Amount.

For the Initial Calendar Month, the Current Principal Amount will equal $25.00 per Security of the applicable series. For each subsequent calendar month, the Current Principal Amount for each Security of that series will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date — Accrued Fees on the applicable Monthly Valuation Date

If any series of the Securities undergoes a split or reverse split, the Current Principal Amount of that series will be adjusted accordingly.

For each calendar month, the “Monthly Reset Date” is the first Trading Day of the month specified in “Principal Terms” above, subject to adjustment as described under “— Market Disruption Event”;  provided, however, that no Monthly Reset Date will occur on or after the Call Valuation Date or the Acceleration Date.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Trading Day of the previous calendar month subject to adjustment as described under “— Market Disruption Event”. The Monthly Valuation Date specified in “Principal Terms” above.

The Index Factor will be calculated as follows:

1 + (2 × Index Performance Ratio)

The Index Performance Ratio on any Monthly Valuation Date, any Redemption Valuation Date, or as of the last Trading Day in the Final Measurement Period, as applicable, will be:

Index Valuation Level — Monthly Initial Closing Level
Monthly Initial Closing Level

The “Index Valuation Level” will equal the arithmetic mean of the Index Closing Levels measured on each Trading Day during the Final Measurement Period, or the Index Closing Level on any Monthly Valuation Date or any Redemption Valuation Date, as determined by the Calculation Agent, provided that if the Redemption Valuation Date falls in the Final Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the

Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/t times (b) (i) the sum of the Index Closing Levels on each Trading Day from, and including, the Call Valuation Date, Acceleration Date or the Calculation Date, as applicable, to, but excluding, the date of determination, plus (ii) the number of Trading Days from and including the date of determination to and including the last Trading Day in such Measurement Period, times the Index Closing Level on such date of determination. For purposes of this definition, “t” equals the number of Trading Days in the Final Measurement Period.

The “Monthly Initial Closing Level” for the Initial Calendar Month is specified in “Principal Terms” above and will be the Index Closing Level on the applicable Initial Trade Date. For each subsequent calendar month, the Monthly Initial Closing Level on the Monthly Reset Date will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month.

The “Index Closing Level” is, for any series of the Securities, the closing level of the relevant Index as reported on Bloomberg and any other publicly available information provider specified in in “Principal Terms” above; provided, however, that if the Index Closing Level as reported on Bloomberg (or any successor) differs from the Index Closing Level as reported on such other information provider (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

The “Index Calculation Agent” will be the entity that calculates the level of the relevant Index and is specified in “Principal Terms” above.

The “Calculation Date” is specified in “Principal Terms” above.

The “Current Indicative Value”, as determined by the Calculation Agent as of any date of determination, is an amount per Security equal to the product of (i) the Current Principal Amount and (ii) the Index Factor of such date, using the Index Closing Level of such date as the Index Valuation Level.

Unless specified otherwise in “Principal Terms” above, “Trading Day” means any day on which (i) the value of the relevant Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the Index Constituent Securities in the relevant Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Early Redemption at the Option of the Holders

You may elect to require UBS to redeem your Securities, subject to a minimum redemption amount of at least 50,000 Securities of the same series. If you elect to have your Securities redeemed and have done so under the redemption procedures described below under “— Redemption Procedures”, you will receive payment for your Securities on the Redemption Date. The first and final Redemption Dates are specified in in “Principal Terms” above. For any early redemption, the applicable “Redemption Valuation Date” means the first Trading Day following the date on which you deliver a redemption notice to UBS in compliance with the redemption procedures. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities of the same series; however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities of any series. Any such reduction will be applied on a consistent basis for all holders of the Securities of the affected series at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the corresponding Redemption Valuation Date or, if such day is not a Business Day, the next following Business Day (the “Redemption Date”). In addition, if a call notice has been issued or if acceleration has been triggered, in each case with respect to any series of the Securities, the last Redemption Valuation Date for that series of Securities will be the fifth Trading Day prior to the Call Settlement Date or the Acceleration Settlement Date, as applicable. Any applicable Redemption Valuation Date is subject to adjustment as described under “— Market Disruption Event”.

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures”, for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the applicable Redemption Valuation Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding such Redemption Valuation Date if on that Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such Redemption Valuation Date, if any, minus

(d)           the Accrued Fees as of such Redemption Valuation Date, minus

(e)           the Redemption Fee.

We refer to this cash payment as the “Redemption Amount”.

If the amount calculated above is less than zero, the payment upon early redemption will be zero. We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

You may lose some or all of your investment upon early redemption. Because the Accrued Fees and the Redemption Fee reduce your final payment, the monthly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and the Redemption Fee, if applicable, less any Coupon Amounts and any Stub Reference Distribution Amount as of the Redemption Valuation Date, if any, in order for you to receive an aggregate amount over the term of the Securities equal to your initial investment in the Securities. If the monthly compounded leveraged return of the Index is insufficient to offset such a negative effect or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon early redemption.

The Accrued Fees will be calculated as of any Redemption Valuation Date as the sum of (i) the Accrued Tracking Fee as of such date and (ii) the Accrued Financing Charge as of such date.

The “Accrued Tracking Fee” as of any Redemption Valuation Date is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such Redemption Valuation Date, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), and the denominator of which is 365.

The “Accrued Financing Charge” as of any Redemption Valuation Date is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Redemption Fee” means, as of any date of determination for a series of Securities, an amount per Security equal to the product of (a) 0.125%, (b) the Current Principal Amount and (c) the Index Factor as of the applicable Redemption Valuation Date.

We discuss these matters in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Redemption and Payment”.

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner. Any series of Securities may trade at, above, or below its indicative value.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

  deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Trading Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a confirmation of redemption;
  deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;
  instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and
  cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

•         Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities of any series upon not less than eighteen calendar days’ prior notice to the holders of the Securities of that series, such redemption to occur on any Trading Day specified in “Principal Terms” above through and including the Maturity Date specified in “Principal Terms” above. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the applicable Measurement Period, which we refer to in this section “— UBS’s Call Right” as the “Call Measurement Period”, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Call Settlement Amount”.

If the amount calculated above is less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

If UBS issues a call notice on any Trading Day, the “Call Valuation Date” will be the fifth Trading Day following the Trading Day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Trading Day in the Call Measurement Period.

The holders will receive payment for their Securities on a date that is at least three, but not greater than six, Trading Days following the last Trading Day in the Call Measurement Period (the “Call Settlement Date”). We will inform you of such Call Settlement Date in the call notice. If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event”.

You may lose some or all of your investment at call. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at call.

The Accrued Fees will be calculated as of the last Trading Day in the Call Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Accrued Tracking Fee” as of the last Trading Day in the Call Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day, and the denominator of which is 365.

The “Accrued Financing Charge” as of last Trading Day in the Call Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day, times (ii) the Financing Rate as of such date, divided by (b) 360.

Acceleration Upon Minimum Indicative Value

If, at any time, the indicative value for any series of the Securities on any Trading Day (1) equals $5.00 or less or (2) decreases 60% in value from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date (each such day, an “Acceleration Date”), all issued and outstanding Securities of that series will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value of that series would later exceed $5.00 or would increase from the -60% level on such Acceleration Date or any subsequent Trading Day during the applicable Measurement Period, which we refer to in this section “— Acceleration Upon Minimum Indicative Value” as the “Acceleration Measurement Period”) for a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day of the Acceleration Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Acceleration Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Acceleration Amount”. If the minimum indicative value threshold of any series of Securities has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the that series of Securities.

You may lose some or all of your investment upon an acceleration upon minimum indicative value. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon an acceleration upon minimum indicative value.

The Accrued Fees will be calculated as of any date of determination for any series of Securities as the sum of (i) the Accrued Tracking Fee as of the last Trading Day of the Acceleration Measurement Period and (ii) the Accrued Financing Charge as of the last Trading Day of the Acceleration Measurement Period.

The “Accrued Tracking Fee” as of the last Trading Day of the Acceleration Measurement Period will be an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day or if the Acceleration occurs prior to the first initial Monthly Valuation Date, the period from but excluding the Initial Trade Date), as applicable, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Trading Day of the Acceleration Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Levels as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day (or if the Acceleration Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Acceleration Settlement Date” will be the third Trading Day following the last Trading Day of the Acceleration Measurement Period.

Subject to the prior verification by the Calculation Agent that the indicative value of $5.00 or less was accurately calculated by the Index Calculation Agent or that the decrease of 60% from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date was accurately calculated by the Index Calculation Agent, as applicable, and in each case with respect to a series of Securities, UBS must provide notice to the holders of that series of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the intraday indicative value of the Securities is calculated see “Valuation of the Index and the Securities”.

Calculation Agent

UBS Securities LLC will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Index Valuation Level, the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the

Accrued Fees, the Accrued Financing Charge, the Financing Level, the Financing Rate, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Tracking Fee, the Annual Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, that we will pay you upon redemption, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant Index levels calculated by the Calculation Agent, as adjusted, the Coupon Ex-Dates, the Coupon Record Dates, the Coupon Amount, and whether any day is a Business Day or Trading Day. The Calculation Agent will also calculate any foreign exchange calculations necessary to determine the Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount in the event that cash distributions on the relevant Index Constituent Securities are made in non-U.S. dollar currencies. The Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the relevant Index has been discontinued and whether there has been a material change in the relevant Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent for any series of the Securities and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent for any series of the Securities from time to time without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption or acceleration, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, the Call Settlement Date, the Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Accrued Tracking Fee, the Accrued Financing Charge, the Redemption Amount and Redemption Fee, if any, per Security for any series of Securities, the Call Settlement Amount, if any, per Security for any series of Securities, the Acceleration Amount, if any, per Security for any series of Securities, and the Cash Settlement Amount, if any, per Security for any series of Securities, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., ..76545 would be rounded up to .7655);  and all dollar amounts paid on the aggregate principal amount of such Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the relevant Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the relevant Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the relevant Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

If the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount. If a Market Disruption Event occurs on any Monthly Valuation Date, the Index Closing Level for such Monthly Valuation Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date, Monthly Valuation Date or the Redemption Valuation Date, as applicable, occurring more than three Trading Days following the day originally scheduled to be such final Averaging Date, Monthly Valuation Date or Redemption Valuation Date. If the third Trading Day following the date originally scheduled to be the final Averaging Date, Monthly Valuation Date or Redemption Valuation Date, as applicable, is not a Trading Day or a Market Disruption Event has occurred or is continuing with respect to the relevant Index on such third Trading Day, the Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Trading Day but for such Market Disruption Event. If any Monthly Valuation Date is

postponed as described above, the succeeding Monthly Reset Date will occur on the next Trading Day following the postponed Monthly Valuation Date.

An “Averaging Date” means each of the Trading Days during any Measurement Period, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the relevant Index, the Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a Market Disruption Event with respect to the relevant Index, in each case as determined by the Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of the Index Constituent Securities for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the relevant Index or to a material number of Index Constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the relevant Index is not published; or

(d)           in any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect.

The following events will not be Market Disruption Events with respect to the relevant Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the relevant Index or any Index Constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the relevant Index or any Index Constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Discontinuance of or Adjustments to the Relevant Index;  Alteration of Method of Calculation

If the Index Calculation Agent or another entity that publishes the Index (such other entity to be named in the in “Principal Terms” above) discontinues publication of or otherwise fails to publish the relevant Index, and the Index Calculation Agent or such other entity publishes a successor or substitute index that the Calculation Agent determines to be comparable to the discontinued relevant Index (such index being referred to herein as a “Successor Index”), then the Index Closing Level for such Successor Index will be determined by the Calculation Agent by reference to the Successor Index on the dates and at the times as of which the Index Closing Levels for such Successor Index are to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Calculation Agent discontinues publication of the relevant Index prior to, and such discontinuation is continuing on any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined and the Calculation Agent determines that no Successor Index is available at such time, or the Calculation Agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to, and such discontinuation is continuing on, any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined, then the Calculation Agent will determine the Index Closing Level using the closing level and published share weighting of each Index Constituent Security included in the relevant Index or Successor Index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions as described in the description of the relevant Index included in in “Principal Terms” above. In such event, the Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the relevant Index or Successor Index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the relevant Index or a Successor Index, or the value thereof, is changed in a material respect, or if the relevant Index or a Successor Index is in any other way modified so that the level of the relevant Index or such Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of the relevant Index or such Successor Index had such changes or modifications not been made, then the Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the relevant Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the levels for the relevant Index or such Successor Index with reference to the relevant Index or such Successor Index, as adjusted. The Calculation Agent will accordingly calculate the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Financing Level, the Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon redemption, if applicable, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant index levels calculated by the Calculation Agent, as adjusted. Accordingly, if the method of calculating the relevant Index or a Successor Index is modified so that the level of the relevant Index or such Successor Index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the relevant Index), which, in turn, causes the level of the relevant Index or such Successor Index to be a fraction of what it would have been if there had been no such modification, then the Calculation Agent will make such calculations and adjustments in order to arrive at a level for the relevant Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Redemption Price Upon Optional Tax Redemption

We have the right to redeem any series of the Securities in the circumstances described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Optional Tax Redemption”. If we exercise this right, the redemption price of that series of the Securities will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of any series of the Securities is accelerated, we will pay the default amount in respect of the principal of the that series of Securities at maturity. We describe the default amount below under “— Default Amount”.

In addition to the default amount described below, we will also pay the Coupon Amount per Security of the accelerated series, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment”, calculated as if the date of acceleration was the last Trading Day in the last applicable Measurement Period prior to the Maturity Date and the four Trading Days immediately preceding the date of acceleration were the corresponding Trading Days in such accelerated Measurement Period, with the fourth Trading Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Trading Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series A are entitled to take any action under the indenture, we will treat the outstanding principal amount of each series of Securities as the outstanding principal amount of the Medium-Term Notes, Series A constituted by that series of Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series A, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series A, accelerating the maturity of the Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants”.

Default Amount

The default amount for any series of the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities of the accelerated series. That cost will equal:

  the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

•         During the default quotation period for the Securities of the accelerated series, which we describe below, the holders of that series of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

  no quotation of the kind referred to above is obtained, or every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

•         If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

•         In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•         A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•         P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption or acceleration will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities”.

Modified Business Day

As described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Payment When Offices Are Closed”, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date.

Defeasance

Neither full defeasance nor covenant defeasance, as described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance”, will apply to the Securities.

Reissuances or Reopened Issues

We may issue additional Securities in amounts that exceed the amount specified in “ Principal Terms” above at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Amounts That We May Issue”.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities of any series and will have the same CUSIP number and will trade interchangeably with that series of the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

33. ETRACS Monthly Pay 2xLeveraged US Small Cap High Dividend ETN due February 6, 2045

Principal Terms:

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

Initial Trade Date: February 3, 2015

Initial Settlement Date: February 6, 2015

Initial Term: 30 years, subject to your right to receive payment for your Securities upon redemption, acceleration upon minimum indicative value or exercise of the UBS Call Right, each as described below.

Stated Principal Amount: $25.00 per Security

Maturity Date: February 6, 2045, subject to adjustment

Coupon Payment Dates: The 15th Trading Day following each Coupon Valuation Date, commencing on March 23, 2015 (subject to adjustment). The final Coupon Payment Date will be the Maturity Date.

Underlying Index: The return on the Securities is linked to the performance of the price return version of the  Solactive US Small Cap High Dividend Index (the “Index”). The Index is designed to measure the performance of 100 relatively small capitalization, dividend yielding Index Constituent Securities selected from a universe of qualifying U.S. listed stocks.

Annual Tracking Rate: 0.85% per annum

Financing Spread: 0.80% per annum

First Redemption Date: February 12, 2015

Final Redemption Date: January 30, 2045

First Call Date: The first date that UBS may exercise its Call Right is February 8, 2016.

Monthly Initial Closing Level for the Initial Calendar Month: 138.08, the Index Closing Level (as defined below) on the Initial Trade Date

Monthly Reset Dates: For each calendar month, the Monthly Reset Date is the first Trading Day of that month beginning on March 1, 2015 and ending on February 1, 2045, subject to adjustment.

Monthly Valuation Dates: For each Monthly Reset Date, the Monthly Valuation Date is the last Trading Day of the previous calendar month, beginning on February 28, 2015 and ending on January 31,

2045, subject to adjustment..

Index Sponsor and Index Calculation Agent: Solactive AG (“Solactive”).

Listing: The Securities have been approved for listing, subject to official notice of issuance, on NYSE Arca under the symbol “SMHD”. There can be no assurance that an active secondary market will develop; if it does, we expect that investors will purchase and sell the Securities primarily in this secondary market.

Calculation Date: February 1, 2045, unless that day is not a Trading Day, in which case the Calculation

Date will be the next Trading Day, subject to adjustment.

Index Symbol: SOLSMHD (Bloomberg); .SOLSMHD (Thomson Reuters)

Intraday Indicative Value Symbol of the Securities: SMHDIV (Bloomberg); ^SMHD-IV (Yahoo! Finance)

CUSIP No. 90274D838

ISIN No. US90274D8386

Valuation of the Index and the Securities

Intraday Index Values

On each Trading Day, the Index Calculation Agent will calculate and publish the intraday indicative value of the relevant Index every 15 seconds during normal trading hours on Bloomberg L.P. (“Bloomberg”) or any other publicly available information provider specified in “Principal Terms” above under a ticker symbol identified in “Principal Terms” above. The actual relevant Index Closing Level may vary, and on a cumulative basis over the term of any series of the Securities may vary significantly, from the intraday indicative value of the Index.

The intraday indicative calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The intraday indicative value of the relevant Index published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

The Intraday Index Value calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The Intraday Index Value published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

Intraday Security Values

An intraday “indicative value” meant to approximate the expected trading value of each series of the Securities in a liquid market, will be calculated by the Index Calculation Agent specified in “Principal Terms” above and published by Bloomberg (based in part on information provided by such Index Calculation Agent) or any other publicly available information provider specified in Principal Terms” above (or a successor) via the facilities on the Consolidated Tape Association under a symbol to be identified Principal Terms” above. In connection with your Securities, we use the term “indicative value” to refer to the value at a given time and date equal to (i) Current Principal Amount multiplied by the Index Factor calculated using the intraday indicative value of the relevant Index as of such time as the Index Valuation Level, plus (ii) assuming such time and date is the Redemption Valuation Date, the Coupon Amount with respect to the Coupon Valuation Date if on such Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred; plus (iii) the Stub Reference Distribution Amount, if any, as of such time and date, assuming such time and date is the Redemption Valuation Date, minus (iv) the Accrued Fees as of such time and date, assuming such time and date is the Redemption Valuation Date.

The intraday indicative value calculation will be used to determine whether any series of the Securities will be accelerated, as discussed under “— Acceleration Upon Minimum Indicative Value”. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, or termination of your Securities, nor will it reflect hedging or other transactional costs, credit considerations, market liquidity or bid-offer spreads. The levels of the relevant Index provided by the Index Calculation Agent specified in Principal Terms” above will not necessarily reflect the depth and liquidity of the relevant Index Constituent Securities. For this reason and others, the actual trading price of the Securities of any series may be different from their indicative value.

The calculation of the intraday indicative value shall not constitute a recommendation or solicitation to conclude a transaction at the level stated, and should not be treated as giving investment advice.

The publishing of the intraday indicative value of any series of the Securities by Bloomberg or any other publicly available information provider specified “Principal Terms” above may occasionally be subject to delay or postponement. The actual trading price any series of the Securities may be different from their intraday indicative value.

The intraday indicative value of any series of the Securities published at least every 15 seconds during the NYSE Arca’s Core Trading Session, which is currently from 9:30 a.m. to 4:00 p.m., New York City time, will be based on the intraday indicative values of the relevant Index, and may not be equal to the payment at maturity or call, or upon early redemption or acceleration. These intraday indicative value calculations will be prepared as of a particular time and date and will therefore not reflect subsequent changes in market values or prices or in any other factors relevant to their determination.

Split or Reverse Split of the Securities

Should the Current Principal Amount of any series of Securities on any Trading Day be above $100.00, we may, but are not obligated to, initiate a 4- for-1 split of your Securities. Should the Current Principal Amount on any Trading Day be below $10.00, we may, but are not obligated to, initiate a 1-for-4 reverse split of your Securities. If the Current Principal Amount of a series of Securities is greater than $100.00 or below $10.00 on any Trading Day, and we decide to initiate a split or reverse split, as applicable, such date shall be deemed to be the “announcement date”, and we will issue a notice to holders of the relevant Securities and press release announcing the split or reverse split, specifying the effective date of the split or reverse split.

If the Securities undergo a split, we will adjust the terms of the Securities accordingly. If the Securities undergo a 4:1 split, every investor who holds a Security via The Depository Trust Company (“DTC”) on the relevant record date will, after the split, hold four Securities, and adjustments will be made as described below. The record date for the split will be the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be divided by four to reflect the 4:1 split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

In the case of a reverse split, we reserve the right to address odd numbers of Securities (commonly referred to as “partials”) in a manner determined by us in our sole discretion. If the Securities undergo a 1:4 reverse split, every investor who holds four Securities via DTC on the relevant record date will, after the reverse split, hold only one Security and adjustments will be made as described below. The record date for the reverse split will be on the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be multiplied by four to reflect the 1:4 reverse split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The reverse split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

Holders who own a number of Securities on the record date that is not evenly divisible by four will receive the same treatment as all other holders for the maximum number of Securities they hold which is evenly divisible by four, and we will have the right to compensate holders for their remaining or “partial” Securities in a manner determined by us in our sole discretion. Our current intention is to provide holders with a cash payment for their partials on the 17th Business Day following the announcement date in an amount equal to the appropriate percentage of the closing indicative value of the reverse split-adjusted Securities on the 14th Business Day following the announcement date. For example, a holder who held 23 Securities via DTC on the record date would receive five post-reverse split Securities on the immediately following Business Day, and a cash payment on the 17th Business Day following the announcement date that is equal to 3/4ths of the Current Principal Amount of the reverse split-adjusted Securities on the 14th Business Day following the announcement date.

General Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described under “Medium-Term Notes, Series A” above. The terms described here supplement those described in “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each monthly Coupon Payment Date you may receive an amount in cash equal to the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

If the Reference Distribution Amount on such Coupon Valuation Date is zero, you will not receive any Coupon Amount on the related Coupon Payment Date. The final Coupon Amount will be included in the Cash Settlement Amount at maturity if on the Calculation Date the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Reference Distribution Amount” is (i) as of the first Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the Initial Trade Date to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of such securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date.

Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Reference Distribution Amount in the manner described in “Principal Terms” above. Cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment of Additional Amounts”.

The “Coupon Payment Date” means the 15th Trading Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date.

The “Coupon Record Date” means the ninth Trading Day following each Coupon Valuation Date.

The “Coupon Valuation Date”, unless specified otherwise in “Principal Terms” above, means the 30th of each month, and the 28th day of February, of each calendar year during the term of the Securities or if such date is not a Trading Day, then the first Trading Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date.

The “Coupon Ex-Date”, with respect to a Coupon Amount, means the first Trading Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Trading Day prior to the applicable Coupon Record Date.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index Constituent Security equal to two times (i) the published unit weighting of that security as of that date, as described in “Principal Terms” above, divided by (ii) the product of (a) the “Index Divisor” specified in “Principal Terms” above as of that date, and (b) the Monthly Initial Closing Level divided by the Current Principal Amount.

“record date” means, with respect to a distribution on a relevant Index Constituent Security, the date on which a holder of such security must be registered as a unitholder of such security in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on a relevant Index Constituent Security, the first Business Day on which transactions in such security trade on the primary exchange or market of trading for such security without the right to receive such distribution.

Coupon Amounts will be paid in U.S. dollars, and will be subject to exchange rate risk if the cash distributions paid on the Index Constituent Securities are paid in non-U.S. dollar currencies. See “Risk Factors — The Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount may be subject to exchange rate risk”. Coupon Amounts may also be reduced in the event of withholding taxes imposed by the taxing authority of the applicable Index Constituent on the cash distributions on the Index Constituent Securities and for any fees related to such cash distributions. See “Risk Factors — The calculation of the Reference Distribution Amount and Stub Reference Distribution Amount may have to take into account withholding taxes and applicable fees, consequently reducing the Coupon Amount”.

Cash Settlement Amount at Maturity

The “Maturity Date” for each series of Securities will be the third Trading Day after the last Trading Day in the applicable Measurement Period, which we refer to in this section “— Cash Settlement Amount at Maturity” as the “Final Measurement Period”. The scheduled Maturity Date will be identified in “Principal Terms” above.

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to (a) the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the Final Measurement Period, plus (b) the final Coupon Amount if on such last Trading Day the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, plus (c) the Stub Reference Distribution Amount as of such last Trading Day, if any, minus (d) the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Cash Settlement Amount”.

If the amount calculated above is less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees in order for you to receive an aggregate amount over the term of the Securities of any series equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity.

The “Stub Reference Distribution Amount” as of the last Trading Day in the applicable Measurement Period or as of the Redemption Valuation Date, as applicable, is an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if such Redemption Valuation Date or the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from but excluding, the Initial Trade Date) to, and including, such last Trading Day of such Measurement Period or such Redemption Valuation Date, as applicable;  provided that, for the purpose of calculating the Stub Reference Distribution Amount as of such last Trading Day of such Measurement Period, the Reference Holder will be deemed to hold on each Trading Day in such Measurement Period ((t-d)/t) of the shares of such securities it would otherwise hold on each of the Trading Days in such Measurement Period beginning on the second Trading Day in such Measurement Period until and including the final Trading Day in such Measurement Period. For purposes of this definition, d = the number of Trading Days that have occurred in the applicable Measurement Period. For purposes of this definition, “t” equals the number of Trading Days in “Principal Terms” above. Such cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer – Payment of Additional Amounts”. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Stub Reference Distribution Amount in the manner described in “Principal Terms” above.

The Accrued Fees will be calculated as of the last Trading Day in the Final Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

On the Initial Trade Date, the Accrued Financing Charge for each Security will be $0.

The “Accrued Financing Charge” as of the last Trading Day in the Final Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Accrued Tracking Fee” as of the last Trading Day in the Final Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such last Trading Day and the denominator of which is 365.

The “Annual Tracking Fee” is, as of any date of determination, an amount per Security equal to the product of (i) the Annual Tracking Rate and (ii) the Current Indicative Value as of the immediately preceding Trading Day.

The “Annual Tracking Rate” is a per annum rate described in “Principal Terms” above.

The “Current Indicative Value” is, as determined by the Calculation Agent as of any date of determination, an amount per Security of any series equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, calculated using the Index Closing Level on such date as the Index Valuation Level.

The “Principal Amount” of each Security is $25.00. Each series of the Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Principal Amount.

For the Initial Calendar Month, the Current Principal Amount will equal $25.00 per Security of the applicable series. For each subsequent calendar month, the Current Principal Amount for each Security of that series will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date — Accrued Fees on the applicable Monthly Valuation Date

If any series of the Securities undergoes a split or reverse split, the Current Principal Amount of that series will be adjusted accordingly.

For each calendar month, the “Monthly Reset Date” is the first Trading Day of the month specified in “Principal Terms” above, subject to adjustment as described under “— Market Disruption Event”;  provided, however, that no Monthly Reset Date will occur on or after the Call Valuation Date or the Acceleration Date.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Trading Day of the previous calendar month subject to adjustment as described under “— Market Disruption Event”. The Monthly Valuation Date specified in “Principal Terms” above.

The Index Factor will be calculated as follows:

1 + (2 × Index Performance Ratio)

The Index Performance Ratio on any Monthly Valuation Date, any Redemption Valuation Date, or as of the last Trading Day in the Final Measurement Period, as applicable, will be:

Index Valuation Level — Monthly Initial Closing Level
Monthly Initial Closing Level

The “Index Valuation Level” will equal the arithmetic mean of the Index Closing Levels measured on each Trading Day during the Final Measurement Period, or the Index Closing Level on any Monthly Valuation Date or any Redemption Valuation Date, as determined by the Calculation Agent, provided that if the Redemption Valuation Date falls in the Final Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/t times (b) (i) the sum of the Index Closing Levels on each Trading Day from, and including, the Call Valuation Date, Acceleration Date or the Calculation Date, as applicable, to, but excluding, the date of determination, plus (ii) the number of Trading Days from and including the date of determination to and including the last Trading Day in such Measurement Period, times the Index Closing Level on such date of determination. For purposes of this definition, “t” equals the number of Trading Days in the Final Measurement Period.

The “Monthly Initial Closing Level” for the Initial Calendar Month is specified in “Principal Terms” above and will be the Index Closing Level on the applicable Initial Trade Date. For each subsequent calendar month, the Monthly Initial Closing Level on the Monthly Reset Date will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month.

The “Index Closing Level” is, for any series of the Securities, the closing level of the relevant Index as reported on Bloomberg and any other publicly available information provider specified in in “Principal Terms” above; provided, however, that if the Index Closing Level as reported on Bloomberg (or any successor) differs from the Index Closing Level as reported on such other information provider (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

The “Index Calculation Agent” will be the entity that calculates the level of the relevant Index and is specified in “Principal Terms” above.

The “Calculation Date” is specified in “Principal Terms” above.

The “Current Indicative Value”, as determined by the Calculation Agent as of any date of determination, is an amount per Security equal to the product of (i) the Current Principal Amount and (ii) the Index Factor of such date, using the Index Closing Level of such date as the Index Valuation Level.

Unless specified otherwise in “Principal Terms” above, “Trading Day” means any day on which (i) the value of the relevant Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the Index Constituent Securities in the relevant Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Early Redemption at the Option of the Holders

You may elect to require UBS to redeem your Securities, subject to a minimum redemption amount of at least 50,000 Securities of the same series. If you elect to have your Securities redeemed and have done so under the redemption procedures described below under “— Redemption Procedures”, you will receive payment for your Securities on the Redemption Date. The first and final Redemption Dates are specified in in “Principal Terms” above. For any early redemption, the applicable “Redemption Valuation Date” means the first Trading Day following the date on which you deliver a redemption notice to UBS in compliance with the redemption procedures. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities of the same series; however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities of any series. Any such reduction will be applied on a consistent basis for all holders of the Securities of the affected series at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the corresponding Redemption Valuation Date or, if such day is not a Business Day, the next following Business Day (the “Redemption Date”). In addition, if a call notice has been issued or if acceleration has been triggered, in each case with respect to any series of the Securities, the last Redemption Valuation Date for that series of Securities will be the fifth Trading Day prior to the Call Settlement Date or the Acceleration Settlement Date, as applicable. Any applicable Redemption Valuation Date is subject to adjustment as described under “— Market Disruption Event”.

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures”, for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the applicable Redemption Valuation Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding such Redemption Valuation Date if on that Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such Redemption Valuation Date, if any, minus

(d)           the Accrued Fees as of such Redemption Valuation Date, minus

(e)           the Redemption Fee.

We refer to this cash payment as the “Redemption Amount”.

If the amount calculated above is less than zero, the payment upon early redemption will be zero. We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

You may lose some or all of your investment upon early redemption. Because the Accrued Fees and the Redemption Fee reduce your final payment, the monthly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and the Redemption Fee, if applicable, less any Coupon Amounts and any Stub Reference Distribution Amount as of the Redemption Valuation Date, if any, in order for you to receive an aggregate amount over the term of the Securities equal to your initial investment in the Securities. If the monthly compounded leveraged return of the Index is insufficient to offset such a negative effect or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon early redemption.

The Accrued Fees will be calculated as of any Redemption Valuation Date as the sum of (i) the Accrued Tracking Fee as of such date and (ii) the Accrued Financing Charge as of such date.

The “Accrued Tracking Fee” as of any Redemption Valuation Date is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such Redemption Valuation Date, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), and the denominator of which is 365.

The “Accrued Financing Charge” as of any Redemption Valuation Date is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Redemption Fee” means, as of any date of determination for a series of Securities, an amount per Security equal to the product of (a) 0.125%, (b) the Current Principal Amount and (c) the Index Factor as of the applicable Redemption Valuation Date.

We discuss these matters in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Redemption and Payment”.

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner. Any series of Securities may trade at, above, or below its indicative value.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

  deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Trading Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a confirmation of redemption;
  deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;
  instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and
  cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

•         Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities of any series upon not less than eighteen calendar days’ prior notice to the holders of the Securities of that series, such redemption to occur on any Trading Day specified in “Principal Terms” above through and including the Maturity Date specified in “Principal Terms” above. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the applicable Measurement Period, which we refer to in this section “— UBS’s Call Right” as the “Call Measurement Period”, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Call Settlement Amount”.

If the amount calculated above is less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

If UBS issues a call notice on any Trading Day, the “Call Valuation Date” will be the fifth Trading Day following the Trading Day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Trading Day in the Call Measurement Period.

The holders will receive payment for their Securities on a date that is at least three, but not greater than six, Trading Days following the last Trading Day in the Call Measurement Period (the “Call Settlement Date”). We will inform you of such Call Settlement Date in the call notice. If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event”.

You may lose some or all of your investment at call. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at call.

The Accrued Fees will be calculated as of the last Trading Day in the Call Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Accrued Tracking Fee” as of the last Trading Day in the Call Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day, and the denominator of which is 365.

The “Accrued Financing Charge” as of last Trading Day in the Call Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day, times (ii) the Financing Rate as of such date, divided by (b) 360.

Acceleration Upon Minimum Indicative Value

If, at any time, the indicative value for any series of the Securities on any Trading Day (1) equals $5.00 or less or (2) decreases 60% in value from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date (each such day, an “Acceleration Date”), all issued and outstanding Securities of that series will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value of that series would later exceed $5.00 or would increase from the -60% level on such Acceleration Date or any subsequent Trading Day during the applicable Measurement Period, which we refer to in this section “— Acceleration Upon Minimum Indicative Value” as the “Acceleration Measurement Period”) for a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day of the Acceleration Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Acceleration Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Acceleration Amount”. If the minimum indicative value threshold of any series of Securities has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the that series of Securities.

You may lose some or all of your investment upon an acceleration upon minimum indicative value. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon an acceleration upon minimum indicative value.

The Accrued Fees will be calculated as of any date of determination for any series of Securities as the sum of (i) the Accrued Tracking Fee as of the last Trading Day of the Acceleration Measurement Period and (ii) the Accrued Financing Charge as of the last Trading Day of the Acceleration Measurement Period.

The “Accrued Tracking Fee” as of the last Trading Day of the Acceleration Measurement Period will be an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day or if the Acceleration occurs prior to the first initial Monthly Valuation Date, the period from but excluding the Initial Trade Date), as applicable, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Trading Day of the Acceleration Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Levels as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day (or if the Acceleration Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Acceleration Settlement Date” will be the third Trading Day following the last Trading Day of the Acceleration Measurement Period.

Subject to the prior verification by the Calculation Agent that the indicative value of $5.00 or less was accurately calculated by the Index Calculation Agent or that the decrease of 60% from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date was accurately calculated by the Index Calculation Agent, as applicable, and in each case with respect to a series of Securities, UBS must provide notice to the holders of that series of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the intraday indicative value of the Securities is calculated see “Valuation of the Index and the Securities”.

Calculation Agent

UBS Securities LLC will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Index Valuation Level, the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Accrued Financing Charge, the Financing Level, the Financing Rate, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Tracking Fee, the Annual Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, that we will pay you upon redemption, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant Index levels calculated by the Calculation Agent, as adjusted, the Coupon Ex-Dates, the Coupon Record Dates, the Coupon Amount, and whether any day is a Business Day or Trading Day. The Calculation Agent will also calculate any foreign exchange calculations necessary to determine the Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount in the event that cash distributions on the relevant Index Constituent Securities are made in non-U.S. dollar currencies. The Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the relevant Index has been discontinued and whether there has been a material change in the relevant Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent for any series of the Securities and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent for any series of the Securities from time to time without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption or acceleration, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, the Call Settlement Date, the Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Accrued Tracking Fee, the Accrued Financing Charge, the Redemption Amount and Redemption Fee, if any, per Security for any series of Securities, the Call Settlement Amount, if any, per Security for any series of Securities, the Acceleration Amount, if any, per Security for any series of Securities, and the Cash Settlement Amount, if any, per Security for any series of Securities, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655);  and all dollar amounts paid on the aggregate principal amount of such Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the relevant Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the relevant Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the relevant Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

If the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount. If a Market Disruption Event occurs on any Monthly Valuation Date, the Index Closing Level for such Monthly Valuation Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date, Monthly Valuation Date or the Redemption Valuation Date, as applicable, occurring more than three Trading Days following the day originally scheduled to be such final Averaging Date, Monthly Valuation Date or Redemption Valuation Date. If the third Trading Day following the date originally scheduled to be the final Averaging Date, Monthly Valuation Date or Redemption Valuation Date, as applicable, is not a Trading Day or a Market Disruption Event has occurred or is continuing with respect to the relevant Index on such third Trading Day, the Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Trading Day but for such Market Disruption Event. If any Monthly Valuation Date is postponed as described above, the succeeding Monthly Reset Date will occur on the next Trading Day following the postponed Monthly Valuation Date.

An “Averaging Date” means each of the Trading Days during any Measurement Period, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the relevant Index, the Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a Market Disruption Event with respect to the relevant Index, in each case as determined by the Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of the Index Constituent Securities for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the relevant Index or to a material number of Index Constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the relevant Index is not published; or

(d)           in any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect.

The following events will not be Market Disruption Events with respect to the relevant Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the relevant Index or any Index Constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the relevant Index or any Index Constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Discontinuance of or Adjustments to the Relevant Index;  Alteration of Method of Calculation

If the Index Calculation Agent or another entity that publishes the Index (such other entity to be named in the in “Principal Terms” above) discontinues publication of or otherwise fails to publish the relevant Index, and the Index Calculation Agent or such other entity publishes a successor or substitute index that the Calculation Agent determines to be comparable to the discontinued relevant Index (such index being referred to herein as a “Successor Index”), then the Index Closing Level for such Successor Index will be determined by the Calculation Agent by reference to the Successor Index on the dates and at the times as of which the Index Closing Levels for such Successor Index are to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Calculation Agent discontinues publication of the relevant Index prior to, and such discontinuation is continuing on any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined and the Calculation Agent determines that no Successor Index is available at such time, or the Calculation Agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to, and such discontinuation is continuing on, any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined, then the Calculation Agent will determine the Index Closing Level using the closing level and published share weighting of each Index Constituent Security included in the relevant Index or Successor Index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions as described in the description of the relevant Index included in in “Principal Terms” above. In such event, the Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the relevant Index or Successor Index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the relevant Index or a Successor Index, or the value thereof, is changed in a material respect, or if the relevant Index or a Successor Index is in any other way modified so that the level of the relevant Index or such Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of the relevant Index or such Successor Index had such changes or modifications not been made, then the Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the relevant Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the levels for the relevant Index or such Successor Index with reference to the relevant Index or such Successor Index, as adjusted. The Calculation Agent will accordingly calculate the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Financing Level, the Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon redemption, if applicable, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant index levels calculated by the Calculation Agent, as adjusted. Accordingly, if the method of calculating the relevant Index or a Successor Index is modified so that the level of the relevant Index or such Successor Index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the relevant Index), which, in turn, causes the level of the relevant Index or such Successor Index to be a fraction of what it would have been if there had been no such modification, then the Calculation Agent will make such calculations and adjustments in order to arrive at a level for the relevant Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Redemption Price Upon Optional Tax Redemption

We have the right to redeem any series of the Securities in the circumstances described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Optional Tax Redemption”. If we exercise this right, the redemption price of that series of the Securities will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of any series of the Securities is accelerated, we will pay the default amount in respect of the principal of the that series of Securities at maturity. We describe the default amount below under “— Default Amount”.

In addition to the default amount described below, we will also pay the Coupon Amount per Security of the accelerated series, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment”, calculated as if the date of acceleration was the last Trading Day in the last applicable Measurement Period prior to the Maturity Date and the four Trading Days immediately preceding the date of acceleration were the corresponding Trading Days in such accelerated Measurement Period, with the fourth Trading Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Trading Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series A are entitled to take any action under the indenture, we will treat the outstanding principal amount of each series of Securities as the outstanding principal amount of the Medium-Term Notes, Series A constituted by that series of Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series A, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series A, accelerating the maturity of the Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants”.

Default Amount

The default amount for any series of the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities of the accelerated series. That cost will equal:

  the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

•         During the default quotation period for the Securities of the accelerated series, which we describe below, the holders of that series of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

  no quotation of the kind referred to above is obtained, or every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

•         If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

•         In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•         A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•         P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption or acceleration will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities”.

Modified Business Day

As described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Payment When Offices Are Closed”, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date.

Defeasance

Neither full defeasance nor covenant defeasance, as described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance”, will apply to the Securities.

Reissuances or Reopened Issues

We may issue additional Securities in amounts that exceed the amount specified in “ Principal Terms” above at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Amounts That We May Issue”.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities of any series and will have the same CUSIP number and will trade interchangeably with that series of the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

Additional Terms of the Securities

The general terms of the Securities described above are modified by the specific terms below.

The “cash distributions” herein, particularly in the definitions of “Reference Distribution Amount” and “Stub Reference Distribution Amount”, will be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent, but only if such taxing authority is not a U.S. taxing authority.

34. ETRACS 2xMonthly Pay Leveraged US Small Cap High Dividend ETN Series B due November 10, 2048

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of UBS AG debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described under “Medium-Term Notes, Series B” above. The terms described here (i.e., in this prospectus supplement) supplement those described in “Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

The Securities are part of a single series of senior debt securities issued under our indenture, dated as of June 12, 2015 between us and U.S. Bank Trust National Association, as trustee.

We describe the terms of the Securities in more detail below.

Principal Amount: $250,000,000

Issuer: UBS AG (London Branch)

The Stated Principal Amount of each Security is $25.00.

The Securities do not guarantee any return of principal at, or prior to, maturity, call or acceleration, or upon early redemption. Instead, at maturity, you will receive a cash payment per Security the amount of which will vary depending on the performance and path of the Index and will be reduced by the Accrued Fees as of the last Index Business Day in the Final Measurement Period as described under “— Cash Settlement Amount at Maturity.” If the amount as calculated is equal to or less than zero, the Cash Settlement Amount will be zero and you will not receive a cash payment.

If you exercise your right to have us redeem your Securities, subject to compliance with the redemption procedures, for each Security you will receive a cash payment per Security on the relevant Redemption Date equal to the Redemption Amount as described under “— Early Redemption at the Option of the Holders.” If the amount as calculated is equal to or less than zero, the Redemption Amount will be zero and you will not receive a cash payment.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each Coupon Payment Date you will receive an amount in cash equal to the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

If the Reference Distribution Amount on such Coupon Valuation Date is zero, you will not receive any Coupon Amount on the related Coupon Payment Date. The final Coupon Amount will be included in the Cash Settlement Amount if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Coupon Payment Date” means the fifteenth (15th) Index Business Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date, subject to adjustment as described herein. The first Coupon Payment Date will be December 21, 2018, subject to adjustment as provided herein.

The “Coupon Record Date” means the ninth Index Business Day following each Coupon Valuation Date.

The “Coupon Ex-Date,” with respect to a Coupon Amount, means the first Exchange Business Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the Exchange Business Day prior to the applicable Coupon Record Date.

The “Coupon Valuation Date” means the 30th day of each month, and the 28th day of February of each calendar year during the term of the Securities or if such date is not an Index Business Day, then the first Index Business Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date, subject to adjustment described herein. The first Coupon Valuation Date will be November 30, 2018.

The “Reference Distribution Amount” means (i) as of the first Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the record date with respect to any Index Constituent Security, for those cash distributions whose ex-dividend date occurs during the period from, but excluding, the Initial Trade Date to, and including, the first Coupon Valuation Date; (ii) as of any other Coupon Valuation Date (other than the Calculation Date), an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the record date with respect to any Index Constituent Security for those cash distributions whose ex-dividend date occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date to, and including, such Coupon Valuation Date; and (iii) as of the Calculation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the record date with respect to any Index Constituent Security for those cash distributions whose ex-dividend date occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date to, but excluding, the Calculation Date.

Notwithstanding the foregoing, with respect to cash distributions for an Index Constituent Security which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index Constituent Security fails to pay the distribution to holders of such Index Constituent Security by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index Constituent Security equal to two times (a) the product of (i) the published unit weighting of that Index Constituent Security as of that date and (ii) the Current Principal Amount, divided by (b) the Monthly Initial Closing Level or Loss Rebalancing Closing Level, whichever is more recent.

“record date” means, (i) with respect to a distribution on an Index Constituent Security, the date on which a holder of the Index Constituent Security must be registered as a stockholder/unitholder of such Index Constituent Security in order to be entitled to receive such distribution and (ii) with respect to any split or reverse split, the tenth Business Day after the announcement date.

“ex-dividend date” means, with respect to a distribution on an Index Constituent Security, the first Business Day on which transactions in such Index Constituent Security trade on the Primary Exchange without the right to receive such distribution.

Cash Settlement Amount at Maturity

The “Maturity Date” is November 10, 2048, which will be the second Business Day following the last Index Business Day in the Final Measurement Period, subject to adjustment as described below under “— Market Disruption Event.”

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to:

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Final Measurement Period, plus

(b)           the final Coupon Amount, if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, minus

(c)           the Accrued Fees as of the last Index Business Day in the Final Measurement Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any.

We refer to this cash payment as the “Cash Settlement Amount.”

If the amount so calculated is equal to or less than zero, the payment at maturity will be zero.

The following graphic illustrates the formula to determine the Cash Settlement Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Final Coupon Amount	—	Accrued Fees	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment at maturity. The combined negative effect of the Accrued Fees will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and/or any Stub Reference Distribution Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment at maturity.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right and, upon the occurrence of an acceleration event, the Securities may be accelerated and redeemed by UBS, at its option. See “Specific Terms of the Securities — UBS’s Call Right” and “Specific Terms of the Securities — Optional Acceleration Upon Minimum Indicative Value” below.

The Stated Principal Amount of each Security is $25.00. The Securities may be issued and sold over time at then-current market prices which may be significantly higher or lower than the Stated Principal Amount.

The Current Principal Amount for the period from the Initial Settlement Date to November 30, 2018 (such period, the “initial calendar month”) will equal $25.00 per Security (unless a Loss Rebalancing Event occurs during the initial calendar month). For each subsequent calendar month, the Current Principal Amount for each Security will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date – Accrued Fees on the applicable Monthly Valuation Date

In the event of a Loss Rebalancing Event, the Current Principal Amount will be reset on the applicable Loss Rebalancing Reset Date as described below under “— Loss Rebalancing Events”.

If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates will occur during the term of the Securities.

If the Securities undergo a split or reverse split, the Current Principal Amount will be adjusted accordingly.

For each calendar month, the “Monthly Reset Date” is the first Exchange Business Day of that month beginning on December 1, 2018 and ending on November 1, 2048, subject to adjustment as described under “— Market Disruption Event.” If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, as applicable, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates will occur during the term of the Securities.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Exchange Business Day of the previous calendar month beginning on November 30, 2018 and ending on October 31, 2048, subject to adjustment as described under “— Market Disruption Event.” If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates or Monthly Valuation Dates will occur during the term of the Securities.

The “Index Factor” is: 1 + (2 × Index Performance Ratio).

The “Index Performance Ratio” may be calculated on multiple dates of determination during any applicable calendar month. The formula used to calculate the Index Performance Ratio on any date of determination depends on the number of Loss Rebalancing Events that have occurred in the applicable calendar month.

If no Loss Rebalancing Events have occurred in the applicable calendar month, then on any Index Business Day during a Measurement Period, or on the Monthly Valuation Date, any Redemption Valuation Date, the first Loss Rebalancing Valuation Date of the applicable calendar month or any other date of determination, as applicable, the Index Performance Ratio will be equal to:

Index Valuation Level – Monthly Initial Closing Level
Monthly Initial Closing Level

where the “Monthly Initial Closing Level” for the initial calendar month is 122.3841, the Index Closing Level on November 8, 2018. For each subsequent calendar month, the Monthly Initial Closing Level will equal the Index Closing Level on the

Monthly Valuation Date for the previous calendar month. For example, the Monthly Initial Closing Level for December 2018 will equal the Index Closing Level on November 30, 2018, subject to adjustment. If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, then the Current Principal Amount will not be reset on such date and the Monthly Initial Closing Level for the then-current calendar month will remain the same as it was for the immediately preceding calendar month.

If one or more Loss Rebalancing Events have occurred during the applicable calendar month, then on any Index Business Day during a Measurement Period, or on the Monthly Valuation Date, any Redemption Valuation Date, on each Loss Rebalancing Valuation Date after the first Loss Rebalancing Valuation Date in the applicable calendar month or on any other date of determination, as applicable, the Index Performance Ratio will be equal to:

Index Valuation Level – the most recent Loss Rebalancing Closing Level the most recent Loss Rebalancing Closing Level

The “Index Closing Level” will equal the closing level of the Index on any date of determination, as reported on the NYSE and Bloomberg L.P.

The “Index Valuation Level”, as determined by the Security Calculation Agent will equal the arithmetic mean of the Index Closing Levels measured on each Index Business Day during the applicable Measurement Period, or the Index Closing Level on any Monthly Valuation Date, Loss Rebalancing Valuation Date or Redemption Valuation Date, provided that if the Redemption Valuation Date falls in any Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/5 times (b) (i) the sum of the Index Closing Levels on each Index Business Day from, and including, the first Index Business Day of the applicable Measurement Period, to, and including, the date of determination, plus (ii) the number of Index Business Days from, but excluding, the date of determination to, and including, the last Index Business Day in such Measurement Period, times the Index Closing Level on such date of determination.

“Measurement Period” means the Final Measurement Period, Call Measurement Period or Acceleration Valuation Period, as applicable.

The “intraday indicative value”, or “Indicative Value” is an amount per Security, as determined by the Security Calculation Agent as of any date of determination equal to (Current Principal Amount on the previous calendar day × Index Factor, calculated using the intraday indicative value of the Index) — Accrued Fees + Coupon Amount with respect to the Coupon Valuation Date immediately preceding the date of determination if on the date of determination the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred + Reference Distribution Amount, calculated as if such time and date of determination is a Coupon Valuation Date.

The “Current Indicative Principal Amount”, is an amount per Security, as determined by the Security Calculation Agent as of any date of determination, equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, using the Index Closing Level as of such date as the Index Valuation Level.

The “Accrued Fees” as of any date of determination means the sum of (1) the Accrued Tracking Fee as of such date and (2) the Accrued Financing Charges as of such date.

The Securities are subject to an “Accrued Tracking Fee” per Security, calculated as follows:

(a)           On the Initial Trade Date, the Accrued Tracking Fee is equal to 0.

(b)           On the initial Monthly Valuation Date (or if applicable, on a Loss Rebalancing Date that occurs prior to the initial Monthly Valuation Date), the Accrued Tracking Fee is an amount equal to the product of: (a) the Annual Tracking Fee as of the initial Monthly Valuation Date and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the Initial Trade Date to, and including, the initial Monthly Valuation Date (or Loss Rebalancing Date, as applicable), and the denominator of which is 365.

(c)           On any subsequent Monthly Valuation Date other than the Initial Monthly Valuation Date or on any Loss Rebalancing Date, the Accrued Tracking Fee is an amount equal to the product of (a) the Annual Tracking Fee as of such Monthly Valuation Date or Loss Rebalancing Date, as the case may be, and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Date, whichever is more recent), to, and including, such Monthly Valuation Date or Loss Rebalancing Date, as the case may be, and the denominator of which is 365.

(d)           On the last Exchange Business Day of an applicable Measurement Period, or as of the Redemption Valuation Date, as applicable, the Accrued Tracking Fee is an amount equal to the product of (a) the Annual Tracking Fee calculated as of the last Exchange Business Day of the applicable Measurement Period, or as of the Redemption Valuation Date, as applicable, and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Date, whichever is more recent), to, and including, (i) such last Exchange Business Day of such Measurement Period, or (ii) such Redemption Valuation Date (or, if the Optional Acceleration Date or Redemption Valuation Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, the Initial Trade Date), as applicable, and the denominator of which is 365.

The “Annual Tracking Fee” is, as of any date of determination, an amount per Security equal to the product of (i) the Annual Tracking Rate and (ii) the Current Indicative Principal Amount as of the immediately preceding Index Business Day.

The “Annual Tracking Rate” is 0.85%.

The Securities are subject to “Accrued Financing Charges” per Security calculated as follows:

(a)           On the Initial Trade Date, the Accrued Financing Charge for each Security is equal to $0.

(b)           On the initial Monthly Valuation Date (or if applicable, on a Loss Rebalancing Date that occurs prior to the initial Monthly Valuation Date), the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the Initial Trade Date, to and including the initial Monthly Valuation Date (or Loss Rebalancing Date, whichever is more recent) times (ii) the Financing Rate as of such date, divided by (b) 360.

(c)           On any subsequent Monthly Valuation Date, the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Valuation Date, whichever is more recent), to and including, the then current Monthly Valuation Date times (ii) the Financing Rate as of such date, divided by (b) 360.

(d)           On the last Index Business Day of an applicable Measurement Period, or as of the Redemption Valuation Date, as applicable, the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Valuation Date, or, if the Redemption Valuation Date falls in the Initial Calendar Month, the Initial Trade Date, whichever is more recent), to, and including such last Index Business Day in such Measurement Period, or such Redemption Valuation Date, as applicable, times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

The “Financing Rate” will equal the sum of (a) the “Financing Spread” of 0.80% and (b) the London interbank offered rate (British Banker’s Association) for three-month deposits in U.S. Dollars, which is displayed on Reuters page “LIBOR01” (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks, as determined by the Calculation Agent) (“LIBOR”), as of 11:00 a.m., London time, on the day that is two London business days prior to the immediately preceding Monthly Valuation Date.

Notwithstanding the foregoing:

Ø   If the Security Calculation Agent determines on the relevant determination date that the London interbank offered rate for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000 has been discontinued, then the Security Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to such London interbank offered rate, provided that if the Security Calculation Agent determines there is an industry-accepted successor base rate, then the Security Calculation Agent shall use such successor base rate; and

Ø   If the Security Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Security Calculation Agent in its sole discretion may determine the business day convention, definition of business day and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the LIBOR base rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

The establishment of three-month U.S. Dollar LIBOR for each period by the Security Calculation Agent shall (in the absence of manifest error) be final and binding.

“London business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in London generally are authorized or obligated by law, regulation or executive order to close and is also a day on which dealings in U.S. dollars are transacted in the London interbank market.

The Accrued Financing Charges seek to compensate UBS for providing investors with the potential to receive a leveraged participation in movements in the Index Closing Level and are intended to approximate the monthly financing costs that investors may have otherwise incurred had they sought to borrow funds at a similar rate from a third party to invest in the Securities.

The “Final Measurement Period” means the five Index Business Days from, and including, the Calculation Date, subject to adjustment as described under “— Market Disruption Event.”

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in a Measurement Period, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any Index Constituent Security, for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if such Redemption Valuation Date or the Optional Acceleration Date occurs prior to the first Coupon Valuation Date, the period from but excluding the Initial Trade Date) to, and including, such last Index Business Day of such Measurement Period, or such Redemption Valuation Date, as applicable; provided, that for the purpose of calculating the Stub Reference Distribution Amount, the Reference Holder will be deemed to hold four-fifths, three-fifths, two-fifths and one-fifth of the shares of each Index Constituent Security it would otherwise hold on the second, third, fourth and fifth Index Business Day, respectively, in such Measurement Period.

The “Index Calculation Agent” means the entity that calculates and publishes the level of the Index, which is currently Solactive.

The “Calculation Date” means November 2, 2048, unless such day is not an Index Business Day, in which case the Calculation Date will be the next Index Business Day, subject to adjustments.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Exchange Business Day” means any day on which the Primary Exchange or market for trading of the Securities is scheduled to be open for trading.

“Primary Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, the primary exchange or market of trading such Index Constituent Security or such constituent underlying a successor index.

“Related Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agent) on the overall market for futures or options contracts relating to such Index Constituent Security or such constituent underlying a successor index.

Underlying Index

The return on the Securities is linked to the performance of the price return version of the Solactive US Small Cap High Dividend Index (“SOLSMHD”). The Index is designed to measure the performance of 100 relatively small capitalization, dividend yielding Index Constituent Securities selected from a universe of qualifying U.S. listed equity securities.

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request to have us redeem your Securities on any Index Business Day no later than 4:00 p.m., New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on any applicable Index Business Day, provided that you request that we redeem a minimum of 50,000 Securities. We reserve the right from time to time to waive this minimum redemption amount in our sole discretion on a case-by-case basis. You should not assume you will be entitled to the benefit of any such waiver. For any applicable redemption request, the “Redemption Valuation Date” will be the first Index Business Day following the date that the applicable redemption notice and redemption confirmation are delivered, except that we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the notice of redemption is received by UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such acceleration. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities.

The Securities will be redeemed and the holders will receive payment for their Securities on the second Index Business Day following the applicable Redemption Valuation Date (the “Redemption Date”). The first Redemption Date will be November 15, 2018, and the final Redemption Date will be November 3, 2048. In addition, if a call notice has been issued or if acceleration has been triggered, the last Redemption Valuation Date will be the fifth Index Business day prior to the Call Settlement Date or Acceleration Settlement Date, as applicable. If a Market Disruption Event is continuing or occurs on the applicable scheduled Redemption Valuation Date with respect to any of the Index Constituent Securities, such Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

As of any Redemption Valuation Date, the “Redemption Fee Amount” means an amount per Security equal to:

(0.125% × Closing Indicative Value of the Security as of the Redemption Valuation Date).

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures,” for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to:

Closing Indicative Value as of the Redemption Valuation Date – Redemption Fee Amount.

We refer to this cash payment as the “Redemption Amount.” If the amount calculated above is equal to or less than zero, the payment upon early redemption will be zero. We reserve the right from time to time to waive the Redemption Fee Amount in our sole discretion and on a case-by-case basis. There can be no assurance that we will elect to waive this fee and you should not assume you will be entitled to such fee waiver.

We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

The redemption feature is intended to induce arbitrageurs to counteract any trading of the Securities at a discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner or that they will be successful in counteracting any divergence in the market price of the Securities and their indicative value.

The following graphic illustrates the formula to determine the Redemption Amount, which has been simplified for ease of presentation.

Closing Indicative Value	—	Redemption Fee Amount

You may lose all or a substantial portion of your investment upon early redemption. The combined negative effect of the Accrued Fees and the Redemption Fee Amount will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees and the Redemption Fee Amount, if applicable (less any Coupon Amounts and/or any Stub Reference Distribution Amount you may be entitled to receive as of the Redemption Valuation Date), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon early redemption.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right and, upon the occurrence of an acceleration event, the Securities may be accelerated and redeemed by UBS, at its option. See “Specific Terms of the Securities — UBS’s Call Right” and “Specific Terms of the Securities — Optional Acceleration Upon Minimum Indicative Value” below.

We discuss these matters in “Medium-Term Notes, Series B” above, under “Description of Debt Securities We May Offer — Redemption and Repayment.”

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption, which we refer to as a “Redemption Notice,” to UBS via email no later than 4:00 p.m. (New York City time) on the Index Business Day on which you elect to exercise your redemption right. If we receive your Redemption Notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption, which we refer to as the “Redemption Confirmation”, to us via email in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your Redemption Confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 12:00 noon (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your Redemption Notice after 4:00 p.m. (New York City time), or your Redemption Confirmation after 5:00 p.m. (New York City time), on the Business Day prior to the applicable Redemption Valuation Date, your Redemption Notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

We reserve the right from time to time to waive the minimum redemption amount or the Redemption Fee Amount in our sole discretion on a case-by-case basis. In addition, we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the Redemption Notice is received by UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such waiver or election to accelerate the Redemption Valuation Date.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than eighteen (18) calendar days’ prior notice to the holders of the Securities (which may be provided via press release), such redemption to occur on any Business Day that we may specify on or after November 15, 2019 through and including the Maturity Date. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Call Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on the last Index Business Day in the Call Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, minus

(c)           the Accrued Fees as of the last Index Business Day in the Call Measurement Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Call Measurement Period, if any.

We refer to this cash payment as the “Call Settlement Amount.”

If the amount calculated above is equal to or less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

We will inform you of such Call Settlement Amount on the first Business Day following the last Index Business Day in the Call Measurement Period.

The holders will receive payment for their Securities on the second Business Day following the last Index Business Day in the Call Measurement Period (the “Call Settlement Date”). If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event.”

The “Call Measurement Period” means:

(a)           if the Market Value of Securities outstanding as at the close of business on the Exchange Business Day immediately preceding the date of delivery by UBS of its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right is less than $75,000,000, the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event”;

(b)           if the Market Value of Securities outstanding as at the close of business on the Exchange Business Day immediately preceding the date of delivery by UBS of its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right is equal to or greater than $75,000,000, the five (5) Index Business Days from and including the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

The “Market Value” of the Securities outstanding as of the close of business on the Exchange Business Day immediately preceding the date of delivery by UBS of its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right will equal:

Intraday indicative value as of such Exchange Business Day × number of Securities outstanding as reported by SMHBIV  on Bloomberg.

The “Call Valuation Date” means the date disclosed as such by UBS in its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right.

In any notice to holders exercising the UBS Call Right, we will specify how many days are included in the Call Measurement Period.

The following graphic illustrates the formula to determine the Call Settlement Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Coupon Amount	—	Accrued Fees	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment upon a call. The combined negative effect of the Accrued Fees will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and/or any Stub Reference Distribution Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon a call.

In addition, upon the occurrence of an acceleration event, the Securities may be accelerated and redeemed by UBS, at its option. See “Specific Terms of the Securities — Optional Acceleration Upon Minimum Indicative Value” below.

Optional Acceleration Upon Minimum Indicative Value

If, at any time, the intraday indicative value of the Securities on any Index Business Day equals $2.00 or less (the “Indicative Value Optional Acceleration Trigger”) (each such day, an “Optional Acceleration Date”), all issued and outstanding Securities may be accelerated and redeemed by UBS, at its option (even if the intraday indicative value would later exceed $2.00 on such Optional Acceleration Date or any subsequent Index Business Day) for a cash payment equal to the Acceleration Amount (the “Acceleration Option”).

In the event that the Indicative Value Optional Acceleration Trigger threshold has been breached, UBS will issue a press release before 9:00 a.m. on the Index Business Day following the Optional Acceleration Date announcing whether or not it has elected to exercise its Acceleration Option. UBS is under no obligation to exercise its Acceleration Option and the Securities may remain outstanding following an Indicative Value Optional Acceleration Trigger Event occurring, if UBS does not elect to exercise such Acceleration Option.

The “Acceleration Amount” will equal

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Acceleration Valuation Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Optional Acceleration Date if on the last Index Business Day in the Acceleration Valuation Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, minus

(c)           the Accrued Fees as of the last Index Business Day in the Acceleration Valuation Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Acceleration Valuation Period, if any.

If the Acceleration Amount is equal to or less than zero, the payment upon acceleration will be zero.

If the Indicative Value Optional Acceleration Trigger threshold has been breached and UBS elects to exercise its Acceleration Option, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the Securities. The “Acceleration Settlement Date” will be the second Business Day following the last Index Business Day of the Acceleration Valuation Period. The “Acceleration Valuation Period” will be the five Index Business Days from, but excluding, the Optional Acceleration Date, subject to adjustment as described under “— Market Disruption Event.” Subject to the prior verification by the Security Calculation Agent that the intraday indicative value of the Securities of $2.00 or less was accurately calculated by the NYSE, UBS must provide notice (which may be provided via press release) to the holders of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date.

If the Securities undergo a split or reverse split, the Indicative Value Optional Acceleration Trigger will be adjusted accordingly.

The following graphic illustrates the formula to determine the Acceleration Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Coupon Amount	—	Accrued Fees	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment upon acceleration. The combined negative effect of the Accrued Fees will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and/or any Stub Reference Distribution Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon acceleration.

In addition, the Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right. See “Specific Terms of the Securities — UBS’s Call Right” above.

Loss Rebalancing Events

A Loss Rebalancing Event will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0. This means that after a Loss Rebalancing Event, a constant percentage increase in the Index Closing Level will have less of a positive effect on the value of your Securities relative to before the occurrence of the Loss Rebalancing Event.

A “Loss Rebalancing Event” occurs if, at any time, the Intraday Index Value on any Index Business Day (other than an Excluded Day, as defined herein) decreases 20% in value from the previous Monthly Initial Closing Level or Loss Rebalancing Closing Level, whichever is more recent. If a Loss Rebalancing Event occurs, the Current Principal Amount of the Securities will be reset as described below, which will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0. A Loss Rebalancing Event may occur irrespective of whether a Market Disruption Event also occurs on such Index Business Day.

Upon the occurrence of a Loss Rebalancing Event, the Current Principal Amount will be reset on the applicable Loss Rebalancing Reset Date as follows:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Loss Rebalancing Valuation Date — Accrued Fees on the applicable Loss Rebalancing Valuation Date

In the event of a Loss Rebalancing Event, the Financing Rate will not be adjusted.

On the next Monthly Valuation Date following one or more Loss Rebalancing Events, the Monthly Initial Closing Level will be replaced with the most recent Loss Rebalancing Closing Level in the calculation of the Index Performance Ratio.

Loss Rebalancing Events may occur multiple times over the term of the Securities and may occur multiple times during a single calendar month. This means both that (i) the Current Principal Amount may be reset more frequently than monthly and (ii) the cumulative effect of compounding and fees will have increased as a result of the Loss Rebalancing Event(s). Because each Loss Rebalancing Event will have the effect of deleveraging your Securities, following a Loss Rebalancing Event your Securities will have less exposure to a potential positive gain in value relative to the exposure before the occurrence of such Loss Rebalancing Event.

On any Loss Rebalancing Valuation Date, the Accrued Financing Charges for each Security will equal the product of (i) the Financing Level on the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, times (ii) the Financing Rate times (iii) the number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, to, and including, the then current Loss Rebalancing Valuation Date divided by (iv) 360.

An “Excluded Day” means (i) the Index Business Day immediately preceding any Monthly Valuation Date, (ii) any Monthly Valuation Date, (iii) any Loss Rebalancing Valuation Date (iv) the Index Business Day immediately preceding the first day of the Final Measurement Period or any day after such Index Business Day, (v) the Index Business Day immediately preceding the first day of the Call Measurement Period or any day after such Index Business Day, or (vi) the Optional Acceleration Date or any day after the Optional Acceleration Date.

“Loss Rebalancing Closing Level” means the Index Closing Level on the Loss Rebalancing Valuation Date.

“Loss Rebalancing Reset Date” means the first Index Business Day immediately following a Loss Rebalancing Valuation Date, subject to adjustment as described under “— Market Disruption Event.”

“Loss Rebalancing Valuation Date” means:

(a)           if a Loss Rebalancing Event occurs at or prior to 3:15 p.m. on an Index Business Day, the day that such Loss Rebalancing Event occurs, subject to adjustment as described under “— Market Disruption Event”;

(b)           if a Loss Rebalancing Event occurs after 3:15 p.m. on an Index Business Day, the first Index Business Day following the occurrence of such Loss Rebalancing Event, subject to adjustment as described under “— Market Disruption Event.”

Security Calculation Agent

UBS Securities LLC will act as the Security Calculation Agent. The Security Calculation Agent will be solely responsible for all determinations and calculations regarding the value of the Securities, including, among other things, at maturity or upon early redemption or call, or at other times, the Current Principal Amount, Current Indicative Principal Amount, intraday indicative value, Market Disruption Events, Business Days, Index Business Days, Exchange Business Days, the Index Factor, the Index Performance Ratio, the Index Valuation Level, the Financing Level, the Accrued Fees (including determining any successor to the LIBOR base rate), the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Redemption Fee Amount, the Cash Settlement Amount, if any, that we will pay you at maturity, the Coupon Ex-Dates, the Coupon Record Dates, the Redemption Amount, if any, that we will pay you upon redemption, if applicable, the Acceleration Amount that we will pay you upon acceleration, the Call Settlement Amount, if any, that we will pay you in the event that UBS calls the Securities, whether a Loss Rebalancing Event has occurred and whether any day is a Business Day, Index Business Day or an Exchange Business Day and all such other matters as may be specified elsewhere herein as matters to be determined by the Security Calculation Agent. The Security Calculation Agent will also be responsible for determining whether the Index has been discontinued and whether there has been a material change in the Index. The Security Calculation Agent will make all such determinations and calculations in its sole discretion, and absent manifest error, all determinations of the Security Calculation Agent will be conclusive for all purposes and binding on us, you, and all other persons having an interest in the Security, without liability on the part of the Security Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any determinations or calculations made by the Security Calculation Agent. We may appoint a different Security Calculation Agent from time to time without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity, call or acceleration, or upon early redemption, or on a Coupon Payment Date on or prior to 12:00 noon, New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, any Call Settlement Date, Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Redemption Amount and Redemption Fee Amount, if any, per Security, the Call Settlement Amount, if any, per Security, the Current Principal Amount, the Acceleration Amount, the Financing Level, and the Cash Settlement Amount, if any, per Security, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., ..76545 would be rounded up to .7655); and all dollar amounts paid on the Stated Principal Amount of the Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Security Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

To the extent a Market Disruption Event with respect to the Index has occurred or is continuing on the Redemption Valuation Date or any Monthly Valuation Date or Loss Rebalancing Valuation Date, the Index Closing Level for such Redemption Valuation Date, Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day on which a Market Disruption Event does not occur or is not continuing with respect to the Index. For example, if the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount, assuming that no such Market Disruption Event has occurred or is continuing on October 4.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date or any Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date, as applicable, occurring more than three Index Business Days following the day originally scheduled to be such final Averaging Date or such Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date. If a Market Disruption Event has occurred or is continuing with respect to the Index on the third Index Business Day following the date originally scheduled to be the final Averaging Date or any Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date, as applicable, the Security Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Index Business Day but for such Market Disruption Event. If any Monthly Valuation Date or Loss Rebalancing Valuation Date is postponed as described above, the succeeding Monthly Reset Date or Loss Rebalancing Reset Date will occur on the next Index Business Day following the postponed Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable.

An “Averaging Date” means each of the Index Business Days during a Measurement Period, subject to adjustment as described herein.

Any of the following will be a Market Disruption Event with respect to the Index, in each case as determined by the Security Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of Index Constituent Securities for trading in the Index Constituent Security, whether by reason of movements in price exceeding limits permitted by the Primary Exchange or otherwise;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to a material number of Index Constituent Securities in the primary market or markets for those contracts;

(c)           the Index is not published; or

(d)           in any other event, if the Security Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect as described in the section entitled “Use of Proceeds and Hedging” of the applicable prospectus supplement.

The following events will not be Market Disruption Events with respect to the Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Constituent Securities.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the Index or any Index Constituent Securities are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series B” above. If we exercise this right, the redemption price of the Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic positions.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

In addition to the default amount described below, we will also pay the Coupon Amount per Security, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment,” calculated as if the date of acceleration was the last Index Business Day in the Final Measurement Period and the four Index Business Days immediately preceding the date of acceleration were the corresponding Index Business Days in the accelerated Final Measurement Period, with the fourth Index Business Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Index Business Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series B, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series B” above, under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars as determined by the Security Calculation Agent in its sole discretion, for the aggregate Stated Principal Amount of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five (5) Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five (5) Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index or Termination of Our License Agreement with the Index Sponsor; Alteration of Method of Calculation

If (i) the Index Sponsor discontinues publication of, or otherwise fails to publish, the Index, (ii) our license agreement with the Index Sponsor terminates or (iii) the Index Sponsor does not make the Index Constituent Securities and/or their unit weighting available to the Security Calculation Agent, and, in each case, any other person or entity publishes an index licensed to UBS that the Security Calculation Agent determines is comparable to the Index and for which the Index Constituent Securities and/or their unit weighting are available to the Security Calculation Agent (such index being referred to herein as a “successor index”),and the Security Calculation Agent approves such index as a successor index, then the Security Calculation Agent will determine the Index Closing Level on the applicable dates of determination, Coupon Amounts and the amount payable at maturity, call, acceleration or upon early redemption and all other related payments terms by reference to such successor index.

Upon any selection by the Security Calculation Agent of a successor index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Sponsor discontinues publication of the Index, our license agreement with the Index Sponsor terminates or the Index Sponsor does not make the Index Constituent Securities and/or their unit weighting available to the Security Calculation Agent, prior to, and such discontinuation, termination or unavailability is continuing on the Calculation Date or any Index Business Day during a Measurement Period, or on the Redemption Valuation Date or on any Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, or on any other relevant date on which the Index Closing Level is to be determined and the Security Calculation Agent determines that no successor index is available at such time, or the Security Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on the Calculation Date or any Index Business Day during a Measurement Period, or on the Redemption Valuation Date or on any Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, or any other relevant date on which the Index Closing Level is to be determined, then the Security Calculation Agent will determine the Index Closing Level using the Index Closing Level on the last Index Business Day immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions. In such event, the Security Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

In addition, if an Index Replacement Event (as defined below) occurs at any time and the Index Sponsor or anyone else publishes an index that the Security Calculation Agent determines is comparable to the Index (the “Substitute Index”), then the Security Calculation Agent may elect, in its sole discretion, to permanently replace the original Index with the Substitute Index for all purposes under the Securities, and all provisions described herein as applying to the Index will thereafter apply to the Substitute Index instead. In such event, the Security Calculation Agent will make such adjustments, if any, to any level of the Index or Substitute Index that is used for purposes of the Securities as it determines are appropriate in the circumstances. If the Security Calculation Agent elects to replace the original Index with a Substitute Index, then the Security Calculation Agent will determine all amounts hereunder, including the Coupon Amounts, Current Principal Amount, Current Indicative Principal Amount, Index Factor, intraday indicative value, Accrued Fees, Index Closing Levels on the applicable dates of determination, all other related payment terms and the amount payable at maturity, call, or upon early redemption by reference to such Substitute Index. If the Security Calculation Agent so elects to replace the original Index with a Substitute Index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities of the Securities.

An “Index Replacement Event” means:

(a)           an amendment to or change (including any officially announced proposed change) in the laws, regulations or rules of the United States (or any political subdivision thereof), or any jurisdiction in which a Primary Exchange or Related Exchange (each as defined herein) is located that (i) makes it illegal for UBS AG or its affiliates to hold, acquire or dispose of units in the Index Constituent Securities included in the Index or options, futures, swaps or other derivatives on the Index or the units in the Index Constituent Securities included in the Index (including but not limited to exchange-imposed position limits), (ii) materially increases the cost to us, our affiliates, third parties with whom we transact or similarly situated third parties in performing our or their obligations in connection with the Securities, (iii) has a material adverse effect on any of these parties’ ability to perform their obligations in connection with the Securities or (iv) materially affects our ability to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(b)           any official administrative decision, judicial decision, administrative action, regulatory interpretation or other official pronouncement interpreting or applying those laws, regulations or rules that is announced on or after November 8, 2018 that (i) makes it illegal for UBS AG or its affiliates to hold, acquire or dispose of units in the Index Constituent Securities included in the Index or options, futures, swaps or other derivatives on the Index or the units in the Index constituents included in the Index (including but not limited to exchange-imposed position limits), (ii) materially increases the cost to us, our affiliates, third parties with whom we transact or similarly situated third parties in performing our or their obligations in connection with the Securities, (iii) has a material adverse effect on the ability of us, our affiliates, third parties with whom we transact or a similarly situated third party to perform our or their obligations in connection with the Securities or (iv) materially affects our ability to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(c)           any event that occurs on or after November 8, 2018 that makes it a violation of any law, regulation or rule of the United States (or any political subdivision thereof), or any jurisdiction in which a Primary Exchange or Related Exchange (each as defined herein) is located, or of any official administrative decision, judicial decision, administrative action, regulatory interpretation or other official pronouncement interpreting or applying those laws, regulations or rules, (i) for UBS AG or its affiliates to hold, acquire or dispose of units in the Index Constituent Securities included in the Index or options, futures, swaps or other derivatives on the Index or the units in the Index constituents included in the Index (including but not limited to exchange-imposed position limits), (ii) for us, our affiliates, third parties with whom we transact or similarly situated third parties to perform our or their obligations in connection with the Securities or (iii) for us to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(d)           any event, as determined by the Security Calculation Agent, as a result of which we or any of our affiliates or a similarly situated party would, after using commercially reasonable efforts, be unable to, or would incur a materially increased amount of tax, duty, expense or fee (other than brokerage commissions) to, acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction or asset it deems necessary to hedge the risk of the Securities, or realize, recover or remit the proceeds of any such transaction or asset; or

(e)           as determined by the Security Calculation Agent, the primary exchange or market for trading for the Securities, if any, announces that pursuant to the rules of such exchange or market, as applicable, the Securities cease (or will cease) to be listed, traded or publicly quoted on such exchange or market, as applicable, for any reason and are not immediately re-listed, re-traded or re-quoted on an exchange or quotation system located in the same country as such exchange or market, as applicable Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the Index Closing Level of the Index or such successor index does not, in the opinion of the Security Calculation Agent, fairly represent the Index Closing Level of the Index or such successor index had such changes or modifications not been made, then the Security Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Security Calculation Agent, may be necessary in order to arrive at an Index Closing Level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the Security Calculation Agent will calculate the Index Closing Level for the Index or such successor index with reference to the Index or such successor index, as adjusted. The Security Calculation Agent will accordingly calculate the Index Closing Level, the Index Valuation Level, the Index Performance Ratio, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Redemption Fee Amount, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon early redemption, if applicable, the Call Settlement Amount, if any, that we will pay you in the event UBS calls the Securities, the Acceleration Amount that we will pay you in the event of an optional acceleration upon minimum indicative value, if applicable, the Loss Rebalancing Closing Level, if any, the Monthly Initial Closing Level and all related payment terms based on the Index Closing Level calculated by the Security Calculation Agent, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), which, in turn, causes the Index Closing Level of the Index or such successor index to be a fraction of what it would have been if there had been no such modification, then the Security Calculation Agent will make such calculations and adjustments in order to arrive at an Index Closing Level for the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

In the event that the Security Calculation Agent elects to replace the Index with a successor index or a Substitute Index, UBS may, in its sole discretion, amend the title of the Securities in order to remove reference the former Index and to make such other changes to the title of the Securities as it considers necessary or desirable to reflect the name and/or characteristics of the relevant successor index or Substitute Index, as applicable.

All determinations and adjustments to be made by the Security Calculation Agent may be made in the Security Calculation Agent’s sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity, call or acceleration, or upon early redemption, will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day or a New York Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Cash Settlement Amount at Maturity,” “— UBS’s Call Right” and “— Early Redemption at the Option of the Holders” above.

Reissuances or Reopened Issues

We may issue additional Securities without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series B” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate Stated Principal Amount of the outstanding Securities of the class. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

35. ETRACS Monthly Reset 2xLeveraged ISE Exclusively Homebuilders ETN due March 13, 2045

Principal Terms

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

Initial Trade Date: March 10, 2015

Initial Settlement Date: March 10, 2015

Initial Term: 30 years, subject to your right to receive payment for your Securities upon redemption, acceleration upon minimum indicative value or exercise of the UBS Call Right, each as described below.

Stated Principal Amount: $25.00 per Security

Maturity Date: March 13, 2045, subject to adjustment

Underlying Index: The return on the Securities is linked to the total return version of the ISE Exclusively Homebuilders Index. The level of the Index reflects both the price performance of the Index Constituent Securities and the reinvestment of dividends, including ordinary and special dividends, on the Index Constituent Securities

Annual Tracking Rate: 0.85% per annum

Financing Spread: 0.80% per annum

First Redemption Date: March 19, 2015

Final Redemption Date: March 6, 2045

First Call Date: The first date that UBS may exercise its Call Right is March 14, 2016..

Monthly Initial Closing Level for the Initial Calendar Month: 16.93, the Index Closing Level (as defined below) on the Initial Trade Date.

Monthly Reset Dates: For each calendar month, the Monthly Reset Date is the first Trading Day of that month beginning on April 1, 2015 and ending on March 1, 2045, subject to adjustment.

Monthly Valuation Dates: For each Monthly Reset Date, the Monthly Valuation Date is the last Trading Day of the previous calendar month, beginning on March 31, 2015 and ending on February 28, 2045, subject to adjustment.

Index Sponsor: International Securities Exchange, LLC (“ISE” or “Index Sponsor”).

Calculation Agent: Solactive AG (“Solactive”)

Listing: The Securities have been approved for listing, subject to official notice of issuance, on NYSE Arca under the symbol “HOML”. There can be no assurance that an active secondary market will develop; if it does, we expect that investors will purchase and sell the Securities primarily

Calculation Date: March 8, 2045, unless that day is not a Trading Day, in which case the Calculation Date will be the next Trading Day, subject to adjustment.

Index Symbol: RUFTR (NYSE and Bloomberg)

Intraday Indicative Value Symbol of the Securities: HOMLIV <INDEX> (Bloomberg); ^HOML-IV (Yahoo! Finance)

CUSIP No. 90274P302

ISIN No. US90274P3029

Valuation of the Index and the Securities

Intraday Index Values

On each Trading Day, the Index Calculation Agent will calculate and publish the intraday indicative value of the relevant Index every 15 seconds during normal trading hours on Bloomberg L.P. (“Bloomberg”) or any other publicly available information provider specified in “Principal Terms” above under the ticker symbol identified in “Principal Terms” above. The actual relevant Index Closing Level may vary, and on a cumulative basis over the term of any series of the Securities may vary significantly, from the intraday indicative value of the Index.

The intraday indicative calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The intraday indicative value of the relevant Index published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

Intraday Security Values

An intraday “indicative value” meant to approximate the expected trading value of each series of the Securities in a liquid market, will be calculated by the Index Calculation Agent specified in identified in “Principal Terms” above and published to Bloomberg (based in part on information provided by such Index Calculation Agent) or any other publicly available information provider specified in identified in “Principal Terms” above (or a successor) via the facilities on the Consolidated Tape Association under a symbol identified in “Principal Terms” above. In connection with your Securities, we use the term “indicative value” to refer to the value at a given time and date equal to (i) Current Principal Amount multiplied by the Index Factor calculated using the intraday indicative value of the relevant Index as of such time as the Index Valuation Level, minus (ii) the Accrued Fees as of such time and date, assuming such time and date is the Redemption Valuation Date.

The intraday indicative value calculation will be used to determine whether any series of the Securities will be accelerated, as discussed under “— Acceleration Upon Minimum Indicative Value”. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, or termination of your Securities, nor will it reflect hedging or other transactional costs, credit considerations, market liquidity or bid-offer spreads. The levels of the relevant Index provided by the Index Calculation Agent specified in “Principal Terms” above will not necessarily reflect the depth and liquidity of the relevant Index Constituent Securities. For this reason and others, the actual trading price of the Securities of any series may be different from their indicative value.

The calculation of the intraday indicative value shall not constitute a recommendation or solicitation to conclude a transaction at the level stated, and should not be treated as giving investment advice.

The publishing of the intraday indicative value of any series of the Securities by Bloomberg or any other publicly available information provider specified in “Principal Terms” above may occasionally be subject to delay or postponement. The actual trading price of any series of the Securities may be different from their intraday indicative value. The intraday indicative value of any series of the Securities published at least every 15 seconds during the NYSE Arca’s Core Trading Session, which is currently from 9:30 a.m. to 4:00 p.m., New York City time, will be based on the intraday indicative values of the relevant Index, and may not be equal to the payment at maturity or call, or upon early redemption or acceleration.

These intraday indicative value calculations will be prepared as of a particular time and date and will therefore not reflect subsequent changes in market values or prices or in any other factors relevant to their determination.

Split or Reverse Split of the Securities

Should the Current Principal Amount of any series of Securities on any Trading Day be above $100.00, we may, but are not obligated to, initiate a 4- for-1 split of your Securities. Should the Current Principal Amount on any Trading Day be below $10.00, we may, but are not obligated to, initiate a 1-for-4 reverse split of your Securities. If the Current Principal Amount of a series of Securities is greater than $100.00 or below $10.00 on any Trading Day, and we decide to initiate a split or reverse split, as applicable, such date shall be deemed to be the “announcement date”, and we will issue a notice to holders of the relevant Securities and press release announcing the split or reverse split, specifying the effective date of the split or reverse split.

If the Securities undergo a split, we will adjust the terms of the Securities accordingly. If the Securities undergo a 4:1 split, every investor who holds a Security via The Depository Trust Company (“DTC”) on the relevant record date will, after the split, hold four Securities, and adjustments will be made as described below. The record date for the split will be the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be divided by four to reflect the 4:1 split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

In the case of a reverse split, we reserve the right to address odd numbers of Securities (commonly referred to as “partials”) in a manner determined by us in our sole discretion. If the Securities undergo a 1:4 reverse split, every investor who holds four Securities via DTC on the relevant record date will, after the reverse split, hold only one Security and adjustments will be made as described below. The record date for the reverse split will be on the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be multiplied by four to reflect the 1:4 reverse split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The reverse split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

Holders who own a number of Securities on the record date that is not evenly divisible by four will receive the same treatment as all other holders for the maximum number of Securities they hold which is evenly divisible by four, and we will have the right to compensate holders for their remaining or “partial” Securities in a manner determined by us in our sole discretion. Our current intention is to provide holders with a cash payment for their partials on the 17th Business Day following the announcement date in an amount equal to the appropriate percentage of the closing indicative value of the reverse split-adjusted Securities on the 14th Business Day following the announcement date. For example, a holder who held 23 Securities via DTC on the record date would receive five post-reverse split Securities on the immediately following Business Day, and a cash payment on the 17th Business Day following the announcement date that is equal to 3/4ths of the Current Principal Amount of the reverse split-adjusted Securities on the 14th Business Day following the announcement date.

General Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled in Medium-Term Notes, Series A” under “Legal Ownership and Book-Entry Issuance”.

Each series of Securities offered are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described in “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described in “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer”. The terms described here supplement those described in “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Interest or Coupons

We will not pay you any interest or coupons during the term of the Securities.

Cash Settlement Amount at Maturity

The “Maturity Date” for each series of Securities will be the third Trading Day after the last Trading Day in the applicable Measurement Period, which we refer to in this section “— Cash Settlement Amount at Maturity” as the “Final Measurement Period”. The scheduled Maturity Date is identified in “Principal Terms” above.

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to:

the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the Final Measurement Period, minus the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Cash Settlement Amount”.

If the amount calculated above is less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index will need to offset the negative effect of the Accrued Fees in order for you to receive an aggregate amount over the term of the Securities of any series equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued

Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity.

The Accrued Fees will be calculated as of the last Trading Day in the Final Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

On the Initial Trade Date, the Accrued Financing Charge for each Security will be $0.

The “Accrued Financing Charge” as of the last Trading Day in the Final Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Accrued Tracking Fee” as of the last Trading Day in the Final Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such last Trading Day and the denominator of which is 365.

The “Annual Tracking Fee” is, as of any date of determination, an amount per Security equal to the product of (i) the Annual Tracking Rate and (ii) the Current Indicative Value as of the immediately preceding Trading Day.

The “Annual Tracking Rate” is a per annum rate described in “Principal Terms” above.

The “Current Indicative Value” is, as determined by the Calculation Agent as of any date of determination, an amount per Security of any series equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, calculated using the Index Closing Level on such date as the Index Valuation Level.

The “Principal Amount” of each Security is $25.00. Each series of the Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Principal Amount.

For the Initial Calendar Month, the Current Principal Amount will equal $25.00 per Security of the applicable series. For each subsequent calendar month, the Current Principal Amount for each Security of that series will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date — Accrued Fees on the applicable Monthly  Valuation Date

If any series of the Securities undergoes a split or reverse split, the Current Principal Amount of that series will be adjusted accordingly.

For each calendar month, the “Monthly Reset Date” is the first Trading Day of the month specified in “Principal Terms” above, subject to adjustment as described under “— Market Disruption Event”;  provided, however, that no Monthly Reset Date will occur on or after the Call Valuation Date or the Acceleration Date.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Trading Day of the previous calendar month subject to adjustment as described under “— Market Disruption Event”. The Monthly Valuation Date is specified in “Principal Terms” above

The Index Factor will be calculated as follows:

1 + (2 × Index Performance Ratio)

The Index Performance Ratio on any Monthly Valuation Date, any Redemption Valuation Date, or as of the last Trading Day in the Final Measurement Period, as applicable, will be:

Index Valuation Level — Monthly Initial Closing Level
Monthly Initial Closing Level

The “Index Valuation Level” will equal the arithmetic mean of the Index Closing Levels measured on each Trading Day during the Final Measurement Period, or the Index Closing Level on any Monthly Valuation Date or any Redemption Valuation Date, as determined by the Calculation Agent, provided that if the Redemption Valuation Date falls in the Final

Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/t times (b) (i) the sum of the Index Closing Levels on each Trading Day from, and including, the Call Valuation Date, Acceleration Date or the Calculation Date, as applicable, to, but excluding, the date of determination, plus (ii) the number of Trading Days from and including the date of determination to and including the last Trading Day in such Measurement Period, times the Index Closing Level on such date of determination. For purposes of this definition, “t” equals the number of Trading Days in the Final Measurement Period.

The “Monthly Initial Closing Level” for the Initial Calendar Month is specified in “Principal Terms” above and will be the Index Closing Level on the applicable Initial Trade Date. For each subsequent calendar month, the Monthly Initial Closing Level on the Monthly Reset Date will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month.

The “Index Closing Level” is, for any series of the Securities, the closing level of the relevant Index as reported on Bloomberg and any other publicly available information provider specified in “Principal Terms” above ;  provided, however, that if the Index Closing Level as reported on Bloomberg (or any successor) differs from the Index Closing Level as reported on such other information provider (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

The “Index Calculation Agent” is the entity that calculates the level of the relevant Index and will be specified in “Principal Terms” above.

The “Calculation Date” is specified in “Principal Terms” above.

The “Current Indicative Value”, as determined by the Calculation Agent as of any date of determination, is an amount per Security equal to the product of (i) the Current Principal Amount and (ii) the Index Factor of such date, using the Index Closing Level of such date as the Index Valuation Level.

Unless specified otherwise in “Principal Terms” above, “Trading Day” means any day on which (i) the value of the relevant Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the Index Constituent Securities in the relevant Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Early Redemption at the Option of the Holders

You may elect to require UBS to redeem your Securities, subject to a minimum redemption amount of at least 50,000 Securities of the same series. If you elect to have your Securities redeemed and have done so under the redemption procedures described below under “—Redemption Procedures”, you will receive payment for your Securities on the Redemption Date. The first and final Redemption Dates is specified in “Principal Terms” above. For any early redemption, the applicable “Redemption Valuation Date” means the first Trading Day following the date on which you deliver a redemption notice to UBS in compliance with the redemption procedures. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities of the same series;  however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities of any series. Any such reduction will be applied on a consistent basis for all holders of the Securities of the affected series at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the corresponding Redemption Valuation Date or, if such day is not a Business Day, the next following Business Day (the “Redemption Date”). In addition, if a call notice has been issued or if acceleration has been triggered, in each case with respect to any series of the Securities, the last Redemption Valuation Date for that series of Securities will be the fifth Trading Day prior to the Call Settlement Date or the Acceleration Settlement Date, as applicable. Any applicable Redemption Valuation Date is subject to adjustment as described under “— Market Disruption Event”.

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures”, for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the applicable Redemption Valuation Date, minus

(b)           the Accrued Fees as of such Redemption Valuation Date, minus

(c)           the Redemption Fee.

We refer to this cash payment as the “Redemption Amount”.

If the amount calculated above is less than zero, the payment upon early redemption will be zero. We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

You may lose some or all of your investment upon early redemption. Because the Accrued Fees and the Redemption Fee reduce your final payment, the monthly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and the Redemption Fee, if applicable, in order for you to receive an aggregate amount over the term of the Securities equal to your initial investment in the Securities. If the monthly compounded leveraged return of the Index is insufficient to offset such a negative effect or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon early redemption.

The Accrued Fees will be calculated as of any Redemption Valuation Date as the sum of (i) the Accrued Tracking Fee as of such date and (ii) the Accrued Financing Charge as of such date.

The “Accrued Tracking Fee” as of any Redemption Valuation Date is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such Redemption Valuation Date, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), and the denominator of which is 365.

The “Accrued Financing Charge” as of any Redemption Valuation Date is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Redemption Fee” means, as of any date of determination for a series of Securities, an amount per Security equal to the product of (a) 0.125%, (b) the Current Principal Amount and (c) the Index Factor as of the applicable Redemption Valuation Date.

We discuss these matters in “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Redemption and Repayment”.

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner. Any series of Securities may trade at, above, or below its indicative value.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

  deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Trading Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a confirmation of redemption;
  deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;
  instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and
  cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

•         Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities of any series upon not less than eighteen calendar days’ prior notice to the holders of the Securities of that series, such redemption to occur on any Trading Day specified in “Principal Terms” above through and including the Maturity Date specified in “Principal Terms” above. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the applicable Measurement Period, which we refer to in this section “— UBS’s Call Right” as the “Call Measurement Period”, minus

(b)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Call Settlement Amount”.

If the amount calculated above is less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

If UBS issues a call notice on any Trading Day, the “Call Valuation Date” will be the fifth Trading Day following the Trading Day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Trading Day in the Call Measurement Period.

The holders will receive payment for their Securities on a date that is at least three, but not greater than six, Trading Days following the last Trading Day in the Call Measurement Period (the “Call Settlement Date”). We will inform you of such Call Settlement Date in the call notice. If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event”.

You may lose some or all of your investment at call. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at call.

The Accrued Fees will be calculated as of the last Trading Day in the Call Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Accrued Tracking Fee” as of the last Trading Day in the Call Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day, and the denominator of which is 365.

The “Accrued Financing Charge” as of last Trading Day in the Call Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day, times (ii) the Financing Rate as of such date, divided by (b) 360.

Acceleration Upon Minimum Indicative Value

If, at any time, the indicative value for any series of the Securities on any Trading Day (1) equals $5.00 or less or (2) decreases 60% in value from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date (each such day, an “Acceleration Date”), all issued and outstanding Securities of that series will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value of that series would later exceed $5.00 or would increase from the -60% level on such Acceleration Date or any subsequent Trading Day during the applicable Measurement Period, which we refer to in this section “— Acceleration Upon Minimum Indicative Value” as the “Acceleration Measurement Period”) for a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day of the Acceleration Measurement Period, minus

(b)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Acceleration Amount”. If the minimum indicative value threshold of any series of Securities has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the that series of Securities.

You may lose some or all of your investment upon an acceleration upon minimum indicative value. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon an acceleration upon minimum indicative value.

The Accrued Fees will be calculated as of any date of determination for any series of Securities as the sum of (i) the Accrued Tracking Fee as of the last Trading Day of the Acceleration Measurement Period and (ii) the Accrued Financing Charge as of the last Trading Day of the Acceleration Measurement Period.

The “Accrued Tracking Fee” as of the last Trading Day of the Acceleration Measurement Period will be an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day or if the Acceleration occurs prior to the first initial Monthly Valuation Date, the period from but excluding the Initial Trade Date), as applicable, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Trading Day of the Acceleration Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Levels as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day (or if the Acceleration Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Acceleration Settlement Date” will be the third Trading Day following the last Trading Day of the Acceleration Measurement Period.

Subject to the prior verification by the Calculation Agent that the indicative value of $5.00 or less was accurately calculated by the Index Calculation Agent or that the decrease of 60% from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date was accurately calculated by the Index Calculation Agent, as applicable, and in each case with respect to a series of Securities, UBS must provide notice to the holders of that series of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the intraday indicative value of the Securities is calculated see “Valuation of the Index and the Securities”.

Calculation Agent

UBS Securities LLC will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Index Valuation Level, the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Accrued Financing Charge, the Financing Level, the Financing Rate, the Accrued Tracking Fee, the Annual Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, that we will pay you upon redemption, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant Index levels calculated by the Calculation Agent, as adjusted, and whether any day is a Business Day or Trading Day. The Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the relevant Index has been discontinued or is otherwise unavailable and whether there has been a material change in the relevant Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent for any series of the Securities and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent for any series of the Securities from time to time without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption or acceleration on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, the Call Settlement Date or the Acceleration Settlement Date, as applicable.

All dollar amounts related to determination of the Accrued Fees, the Accrued Tracking Fee, the Accrued Financing Charge, the Redemption Amount and Redemption Fee, if any, per Security for any series of Securities, the Call Settlement Amount, if any, per Security for any series of Securities, the Acceleration Amount, if any, per Security for any series of Securities, and the Cash Settlement Amount, if any, per Security for any series of Securities, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., ..76545 would be rounded up to .7655);  and all dollar amounts paid on the aggregate principal amount of such Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the relevant Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the relevant Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the relevant Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

If the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount. If a Market Disruption Event occurs on any Monthly Valuation Date, the Index Closing Level for such Monthly Valuation Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date, Monthly Valuation Date or the Redemption Valuation Date, as applicable, occurring more than three Trading Days following the day originally scheduled to be such final Averaging Date, Monthly Valuation Date or Redemption Valuation Date. If the third Trading Day following the date originally scheduled to be the final Averaging Date, Monthly Valuation Date or Redemption Valuation Date, as applicable, is not a Trading Day or a Market Disruption Event has occurred or is continuing with respect to the relevant Index on such third Trading Day, the Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Trading Day but for such Market Disruption Event. If any Monthly Valuation Date is postponed as described above, the succeeding Monthly Reset Date will occur on the next Trading Day following the postponed Monthly Valuation Date.

An “Averaging Date” means each of the Trading Days during any Measurement Period, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the relevant Index, the Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a Market Disruption Event with respect to the relevant Index, in each case as determined by the Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of the Index Constituent Securities for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the relevant Index or to a material number of Index Constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the relevant Index is not published; or

(d)           in any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect as described in the section entitled “Use of Proceeds and Hedging”.

The following events will not be Market Disruption Events with respect to the relevant Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market;  or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the relevant Index or any Index Constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the relevant Index or any Index Constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Discontinuance of or Adjustments to the Relevant Index;  Alteration of Method of Calculation

If the Index Calculation Agent or another entity that publishes the Index (such other entity to be named in “Principal Terms” above) discontinues publication of or otherwise fails to publish the relevant Index, or if our right to use the Index is suspended or terminated, and the Index Calculation Agent or such other entity publishes a successor or substitute index that the Calculation Agent determines to be comparable to the discontinued relevant Index (such index being referred to herein as a “Successor Index”), then the Index Closing Level for such Successor Index will be determined by the Calculation Agent by reference to the Successor Index on the dates and at the times as of which the Index Closing Levels for such Successor Index are to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Calculation Agent discontinues publication of the relevant Index, or if our right to use the Index is suspended or terminated, prior to, and such discontinuation or unavailability is continuing on, any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined and the Calculation Agent determines that no Successor Index is available at such time, or the Calculation Agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to, and such discontinuation is continuing on, any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined, then the Calculation Agent will determine the Index Closing Level using the closing level and published share weighting of each Index Constituent Security included in the relevant Index or Successor Index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions as described in the description of the relevant Index included in “Principal Terms” above. In such event, the Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the relevant Index or Successor Index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the relevant Index or a Successor Index, or the value thereof, is changed in a material respect, or if the relevant Index or a Successor Index is in any other way modified so that the level of the relevant Index or such Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of the relevant Index or such Successor Index had such changes or modifications not been made, then the Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the relevant Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the levels for the relevant Index or such Successor Index with reference to the relevant Index or such Successor Index, as adjusted. The Calculation Agent will accordingly calculate the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Financing Level, the Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon redemption, if applicable, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant index levels calculated by the Calculation Agent, as adjusted. Accordingly, if the method of calculating the relevant Index or a Successor Index is modified so that the level of the relevant Index or such Successor Index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the relevant Index), which, in turn, causes the level of the relevant Index or such Successor Index to be a fraction of what it would have been if there had been no such modification, then the Calculation Agent will make such calculations and adjustments in order to arrive at a level for the relevant Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Redemption Price Upon Optional Tax Redemption

We have the right to redeem any series of the Securities in the circumstances described “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Optional Tax Redemption”. If we exercise this right, the redemption price of that series of the Securities will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of any series of the Securities is accelerated, we will pay the default amount in respect of the principal of the that series of Securities at maturity. We describe the default amount below under “— Default Amount”.

For the purpose of determining whether the holders of our Medium-Term Notes, Series A are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series A, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series A, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series A, accelerating the maturity of the Medium- Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in“Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants”.

Default Amount

The default amount for any series of the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities of the accelerated series. That cost will equal:

  the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

•         During the default quotation period for the Securities of the accelerated series, which we describe below, the holders of that series of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

  no quotation of the kind referred to above is obtained, or every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

•         If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•         A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•         P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption or acceleration will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities”.

Modified Business Day

As described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Payment When Offices Are Closed”, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date.

Defeasance

Neither full defeasance nor covenant defeasance, as described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance”, will apply to the Securities.

Reissuances or Reopened Issues

We may issue additional Securities in amounts that exceed the amount specified in “Principal Terms” above at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Medium-Term Notes, Series A” above under “Description of Debt Securities We May Offer — Amounts That We May Issue”.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities of any series and will have the same CUSIP number and will trade interchangeably with that series of the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

Additional Terms of the Securities

The general terms of the Securities described above are modified by the specific definitions and terms below.

 “Trading Day” means any day on which (i) the value of the Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the Primary Exchange on which the Index Constituent Securities are traded, in each case as determined by the Calculation Agent in its sole discretion.

“Primary Exchange” means, with respect to each Index Constituent Security, the respective primary exchange where the Index Constituent Security has its primary listing.

36. ETRACS Monthly Pay 2xLeveraged MSCI US REIT Index ETN due May 5, 2045

Principal Terms:

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

Initial Trade Date: May 5, 2015

Initial Settlement Date: May 8, 2015

Initial Term: 30 years, subject to your right to receive payment for your Securities upon redemption, acceleration upon minimum indicative value or exercise of the UBS Call Right, each as described below.

Stated Principal Amount: $25.00 per Security

Maturity Date: May 5, 2045, subject to adjustment

Initial Coupon Valuation Date: June 1, 2015

Coupon Payment Dates: The 15th Trading Day following each Coupon Valuation Date, commencing on June 22,

2015 (subject to adjustment). The final Coupon Payment Date will be the Maturity Date..

Underlying Index: The return on the Securities is linked to the performance of the price return version of the

MSCI US REIT Index (the “Index”). The Index is a free float-adjusted market capitalization weighted index that is comprised of equity real estate investment trust securities.

Annual Tracking Rate: 0.85% per annum

Financing Spread: 0.80% per annum

First Redemption Date: May 14, 2015

Final Redemption Date: April 28, 2045

First Call Date: The first date that UBS may exercise its Call Right is May 9, 2016.

Monthly Initial Closing Level for the Initial Calendar Month: 1,077.43, the Index Closing Level (as defined below) on the Initial Trade Date

Monthly Reset Dates: For each calendar month, the Monthly Reset Date is the first Trading Day of that month beginning on June 1, 2015 and ending on May 1, 2045, subject to adjustment.

Monthly Valuation Dates: For each Monthly Reset Date, the Monthly Valuation Date is the last Trading Day of the previous calendar month, beginning on May 29, 2015 and ending on April 28, 2045,

subject to adjustment.

Index Sponsor and Index Calculation Agent: MSCI Inc. (“MSCI”)

Listing: The Securities have been approved for listing, subject to official notice of issuance, on NYSE Arca under the symbol “LRET”. There can be no assurance that an active secondary market will develop; if it does, we expect that investors will purchase and sell the Securities primarily in this secondary market.

Calculation Date: May 2, 2045, unless that day is not a Trading Day, in which case the Calculation Date will be the next Trading Day, subject to adjustment.

Index Symbol: RMZ <Index> (Bloomberg); .RMZ (Reuters)

Intraday Indicative Value Symbol of the Securities: LRETIV <Index> (Bloomberg); ^LRET-IV (Yahoo! Finance)

CUSIP No. 90274R100

ISIN No. US90274R1005

Valuation of the Index and the Securities

Intraday Index Values

On each Trading Day, the Index Calculation Agent will calculate and publish the intraday indicative value of the relevant Index every 15 seconds during normal trading hours on Bloomberg L.P. (“Bloomberg”) or any other publicly available information provider specified in “Principal Terms” above under a ticker symbol identified in “Principal Terms” above. The actual relevant Index Closing Level may vary, and on a cumulative basis over the term of any series of the Securities may vary significantly, from the intraday indicative value of the Index.

The intraday indicative calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The intraday indicative value of the relevant Index published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

The Intraday Index Value calculation of the level of the relevant Index will be provided for reference purposes only. Published calculations of the level of the relevant Index from the Index Calculation Agent may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current level of the relevant Index and therefore the value of the affected series of Securities in the secondary market. The Intraday Index Value published every 15 seconds will be based on the intraday prices of the Index Constituent Securities.

Intraday Security Values

An intraday “indicative value” meant to approximate the expected trading value of each series of the Securities in a liquid market, will be calculated by the Index Calculation Agent specified in “Principal Terms” above and published by Bloomberg (based in part on information provided by such Index Calculation Agent) or any other publicly available information provider specified in Principal Terms” above (or a successor) via the facilities on the Consolidated Tape Association under a symbol to be identified Principal Terms” above. In connection with your Securities, we use the term “indicative value” to refer to the value at a given time and date equal to (i) Current Principal Amount multiplied by the Index Factor calculated using the intraday indicative value of the relevant Index as of such time as the Index Valuation Level, plus (ii) assuming such time and date is the Redemption Valuation Date, the Coupon Amount with respect to the Coupon Valuation Date if on such Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred; plus (iii) the Stub Reference Distribution Amount, if any, as of such time and date, assuming such time and date is the Redemption Valuation Date, minus (iv) the Accrued Fees as of such time and date, assuming such time and date is the Redemption Valuation Date.

The intraday indicative value calculation will be used to determine whether any series of the Securities will be accelerated, as discussed under “— Acceleration Upon Minimum Indicative Value”. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, or termination of your Securities, nor will it reflect hedging or other transactional costs, credit considerations, market liquidity or bid-offer spreads. The levels of the relevant Index provided by the Index Calculation Agent specified in Principal Terms” above will not necessarily reflect the depth and liquidity of the relevant Index Constituent Securities. For this reason and others, the actual trading price of the Securities of any series may be different from their indicative value.

The calculation of the intraday indicative value shall not constitute a recommendation or solicitation to conclude a transaction at the level stated, and should not be treated as giving investment advice.

The publishing of the intraday indicative value of any series of the Securities by Bloomberg or any other publicly available information provider specified “Principal Terms” above may occasionally be subject to delay or postponement. The actual trading price any series of the Securities may be different from their intraday indicative value.

The intraday indicative value of any series of the Securities published at least every 15 seconds during the NYSE Arca’s Core Trading Session, which is currently from 9:30 a.m. to 4:00 p.m., New York City time, will be based on the intraday indicative values of the relevant Index, and may not be equal to the payment at maturity or call, or upon early redemption or acceleration. These intraday indicative value calculations will be prepared as of a particular time and date and will therefore not reflect subsequent changes in market values or prices or in any other factors relevant to their determination.

Split or Reverse Split of the Securities

Should the Current Principal Amount of any series of Securities on any Trading Day be above $100.00, we may, but are not obligated to, initiate a 4- for-1 split of your Securities. Should the Current Principal Amount on any Trading Day be below

$10.00, we may, but are not obligated to, initiate a 1-for-4 reverse split of your Securities. If the Current Principal Amount of a series of Securities is greater than $100.00 or below $10.00 on any Trading Day, and we decide to initiate a split or reverse split, as applicable, such date shall be deemed to be the “announcement date”, and we will issue a notice to holders of the relevant Securities and press release announcing the split or reverse split, specifying the effective date of the split or reverse split.

If the Securities undergo a split, we will adjust the terms of the Securities accordingly. If the Securities undergo a 4:1 split, every investor who holds a Security via The Depository Trust Company (“DTC”) on the relevant record date will, after the split, hold four Securities, and adjustments will be made as described below. The record date for the split will be the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be divided by four to reflect the 4:1 split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

In the case of a reverse split, we reserve the right to address odd numbers of Securities (commonly referred to as “partials”) in a manner determined by us in our sole discretion. If the Securities undergo a 1:4 reverse split, every investor who holds four Securities via DTC on the relevant record date will, after the reverse split, hold only one Security and adjustments will be made as described below. The record date for the reverse split will be on the tenth Business Day after the announcement date. The Current Principal Amount on such record date will be multiplied by four to reflect the 1:4 reverse split of your Securities. Any adjustment of the Current Principal Amount will be rounded to eight decimal places. The reverse split will become effective at the opening of trading of the Securities on the Business Day immediately following the record date.

Holders who own a number of Securities on the record date that is not evenly divisible by four will receive the same treatment as all other holders for the maximum number of Securities they hold which is evenly divisible by four, and we will have the right to compensate holders for their remaining or “partial” Securities in a manner determined by us in our sole discretion. Our current intention is to provide holders with a cash payment for their partials on the 17th Business Day following the announcement date in an amount equal to the appropriate percentage of the closing indicative value of the reverse split-adjusted Securities on the 14th Business Day following the announcement date. For example, a holder who held 23 Securities via DTC on the record date would receive five post-reverse split Securities on the immediately following Business Day, and a cash payment on the 17th Business Day following the announcement date that is equal to 3/4ths of the Current Principal Amount of the reverse split-adjusted Securities on the 14th Business Day following the announcement date.

General Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series A” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series A” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series A are described under “Medium-Term Notes, Series A” above. The terms described here supplement those described in “Medium-Term Notes, Series A” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each monthly Coupon Payment Date you may receive an amount in cash equal to the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

If the Reference Distribution Amount on such Coupon Valuation Date is zero, you will not receive any Coupon Amount on the related Coupon Payment Date. The final Coupon Amount will be included in the Cash Settlement Amount at maturity if on the Calculation Date the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Reference Distribution Amount” is (i) as of the first Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the Initial Trade Date to and including the first Coupon Valuation Date; and (ii) as of any other Coupon Valuation Date, an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of such securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Reference Distribution Amount in the manner described in “Principal Terms” above. Cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment of Additional Amounts”.

The “Coupon Payment Date” means the 15th Trading Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date.

The “Coupon Record Date” means the ninth Trading Day following each Coupon Valuation Date.

The “Coupon Valuation Date”, unless specified otherwise in “Principal Terms” above, means the 30th of each month, and the 28th day of February, of each calendar year during the term of the Securities or if such date is not a Trading Day, then the first Trading Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date.

The “Coupon Ex-Date”, with respect to a Coupon Amount, means the first Trading Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Trading Day prior to the applicable Coupon Record Date.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index Constituent Security equal to two times (i) the published unit weighting of that security as of that date, as described in

“Principal Terms” above, divided by (ii) the product of (a) the “Index Divisor” specified in “Principal Terms” above as of that date, and (b) the Monthly Initial Closing Level divided by the Current Principal Amount.

“record date” means, with respect to a distribution on a relevant Index Constituent Security, the date on which a holder of such security must be registered as a unitholder of such security in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on a relevant Index Constituent Security, the first Business Day on which transactions in such security trade on the primary exchange or market of trading for such security without the right to receive such distribution.

Coupon Amounts will be paid in U.S. dollars, and will be subject to exchange rate risk if the cash distributions paid on the Index Constituent Securities are paid in non-U.S. dollar currencies. See “Risk Factors — The Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount may be subject to exchange rate risk”. Coupon Amounts may also be reduced in the event of withholding taxes imposed by the taxing authority of the applicable Index Constituent on the cash distributions on the Index Constituent Securities and for any fees related to such cash distributions. See “Risk Factors — The calculation of the Reference Distribution Amount and Stub Reference Distribution Amount may have to take into account withholding taxes and applicable fees, consequently reducing the Coupon Amount”.

Cash Settlement Amount at Maturity

The “Maturity Date” for each series of Securities will be the third Trading Day after the last Trading Day in the applicable Measurement Period, which we refer to in this section “— Cash Settlement Amount at Maturity” as the “Final Measurement Period”. The scheduled Maturity Date will be identified in “Principal Terms” above.

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to (a) the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the Final Measurement Period, plus (b) the final Coupon Amount if on such last Trading Day the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, plus (c) the Stub Reference Distribution Amount as of such last Trading Day, if any, minus (d) the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Cash Settlement Amount”.

If the amount calculated above is less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees in order for you to receive an aggregate amount over the term of the Securities of any series equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity.

The “Stub Reference Distribution Amount” as of the last Trading Day in the applicable Measurement Period or as of the Redemption Valuation Date, as applicable, is an amount equal to the cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any such securities for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if such Redemption Valuation Date or the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from but excluding, the Initial Trade Date) to, and including, such last Trading Day of such Measurement Period or such Redemption Valuation Date, as applicable;  provided that, for the purpose of calculating the Stub Reference Distribution Amount as of such last Trading Day of such Measurement Period, the Reference Holder will be deemed to hold on each Trading Day in such Measurement Period ((t-d)/t) of the shares of such securities it would otherwise hold on each of the Trading Days in such Measurement Period beginning on the second Trading Day in such Measurement Period until and including the final Trading Day in such Measurement Period. For purposes of this definition, d = the number of Trading Days that have occurred in the applicable Measurement Period. For purposes of this definition, “t” equals the number of Trading Days in “Principal Terms” above. Such cash distributions may be adjusted to account for withholding taxes imposed by the taxing authority of the applicable Index Constituent and for any fees related to such cash distributions, as described in “Principal Terms” above. In the event of such an adjustment, UBS would not be required to pay any of the additional amounts described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer – Payment of Additional Amounts”. Notwithstanding the foregoing, with respect to the cash distributions for any such securities that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such security fails to pay the distribution to holders of such securities by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Stub Reference Distribution Amount. Any cash distributions on the Index Constituent Securities that are paid in a non-U.S. dollar currency will be converted into U.S. dollars for purposes of calculating the Stub Reference Distribution Amount in the manner described in “Principal Terms” above.

The Accrued Fees will be calculated as of the last Trading Day in the Final Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

On the Initial Trade Date, the Accrued Financing Charge for each Security will be $0.

The “Accrued Financing Charge” as of the last Trading Day in the Final Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Accrued Tracking Fee” as of the last Trading Day in the Final Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such last Trading Day and the denominator of which is 365.

The “Annual Tracking Fee” is, as of any date of determination, an amount per Security equal to the product of (i) the Annual Tracking Rate and (ii) the Current Indicative Value as of the immediately preceding Trading Day.

The “Annual Tracking Rate” is a per annum rate described in “Principal Terms” above.

The “Current Indicative Value” is, as determined by the Calculation Agent as of any date of determination, an amount per Security of any series equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, calculated using the Index Closing Level on such date as the Index Valuation Level.

The “Principal Amount” of each Security is $25.00. Each series of the Securities may be issued and sold over time at then-current market prices, which may be significantly higher or lower than the Principal Amount.

For the Initial Calendar Month, the Current Principal Amount will equal $25.00 per Security of the applicable series. For each subsequent calendar month, the Current Principal Amount for each Security of that series will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date — Accrued Fees on the applicable Monthly Valuation Date

If any series of the Securities undergoes a split or reverse split, the Current Principal Amount of that series will be adjusted accordingly.

For each calendar month, the “Monthly Reset Date” is the first Trading Day of the month specified in “Principal Terms” above, subject to adjustment as described under “— Market Disruption Event”;  provided, however, that no Monthly Reset Date will occur on or after the Call Valuation Date or the Acceleration Date.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Trading Day of the previous calendar month subject to adjustment as described under “— Market Disruption Event”. The Monthly Valuation Date specified in “Principal Terms” above.

The Index Factor will be calculated as follows:

1 + (2 × Index Performance Ratio)

The Index Performance Ratio on any Monthly Valuation Date, any Redemption Valuation Date, or as of the last Trading Day in the Final Measurement Period, as applicable, will be:

Index Valuation Level — Monthly Initial Closing Level
Monthly Initial Closing Level

The “Index Valuation Level” will equal the arithmetic mean of the Index Closing Levels measured on each Trading Day during the Final Measurement Period, or the Index Closing Level on any Monthly Valuation Date or any Redemption Valuation Date, as determined by the Calculation Agent, provided that if the Redemption Valuation Date falls in the Final Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the

Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/t times (b) (i) the sum of the Index Closing Levels on each Trading Day from, and including, the Call Valuation Date, Acceleration Date or the Calculation Date, as applicable, to, but excluding, the date of determination, plus (ii) the number of Trading Days from and including the date of determination to and including the last Trading Day in such Measurement Period, times the Index Closing Level on such date of determination. For purposes of this definition, “t” equals the number of Trading Days in the Final Measurement Period.

The “Monthly Initial Closing Level” for the Initial Calendar Month is specified in “Principal Terms” above and will be the Index Closing Level on the applicable Initial Trade Date. For each subsequent calendar month, the Monthly Initial Closing Level on the Monthly Reset Date will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month.

The “Index Closing Level” is, for any series of the Securities, the closing level of the relevant Index as reported on Bloomberg and any other publicly available information provider specified in in “Principal Terms” above; provided, however, that if the Index Closing Level as reported on Bloomberg (or any successor) differs from the Index Closing Level as reported on such other information provider (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent.

The “Index Calculation Agent” will be the entity that calculates the level of the relevant Index and is specified in “Principal Terms” above.

The “Calculation Date” is specified in “Principal Terms” above.

The “Current Indicative Value”, as determined by the Calculation Agent as of any date of determination, is an amount per Security equal to the product of (i) the Current Principal Amount and (ii) the Index Factor of such date, using the Index Closing Level of such date as the Index Valuation Level.

Unless specified otherwise in “Principal Terms” above, “Trading Day” means any day on which (i) the value of the relevant Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the Index Constituent Securities in the relevant Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Early Redemption at the Option of the Holders

You may elect to require UBS to redeem your Securities, subject to a minimum redemption amount of at least 50,000 Securities of the same series. If you elect to have your Securities redeemed and have done so under the redemption procedures described below under “— Redemption Procedures”, you will receive payment for your Securities on the Redemption Date. The first and final Redemption Dates are specified in in “Principal Terms” above. For any early redemption, the applicable “Redemption Valuation Date” means the first Trading Day following the date on which you deliver a redemption notice to UBS in compliance with the redemption procedures. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities of the same series; however, there can be no assurance that they can or will do so. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities of any series. Any such reduction will be applied on a consistent basis for all holders of the Securities of the affected series at the time the reduction becomes effective.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the corresponding Redemption Valuation Date or, if such day is not a Business Day, the next following Business Day (the “Redemption Date”). In addition, if a call notice has been issued or if acceleration has been triggered, in each case with respect to any series of the Securities, the last Redemption Valuation Date for that series of Securities will be the fifth Trading Day prior to the Call Settlement Date or the Acceleration Settlement Date, as applicable. Any applicable Redemption Valuation Date is subject to adjustment as described under “— Market Disruption Event”.

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures”, for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the applicable Redemption Valuation Date, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding such Redemption Valuation Date if on that Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such Redemption Valuation Date, if any, minus

(d)           the Accrued Fees as of such Redemption Valuation Date, minus

(e)           the Redemption Fee.

We refer to this cash payment as the “Redemption Amount”.

If the amount calculated above is less than zero, the payment upon early redemption will be zero. We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

You may lose some or all of your investment upon early redemption. Because the Accrued Fees and the Redemption Fee reduce your final payment, the monthly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and the Redemption Fee, if applicable, less any Coupon Amounts and any Stub Reference Distribution Amount as of the Redemption Valuation Date, if any, in order for you to receive an aggregate amount over the term of the Securities equal to your initial investment in the Securities. If the monthly compounded leveraged return of the Index is insufficient to offset such a negative effect or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon early redemption.

The Accrued Fees will be calculated as of any Redemption Valuation Date as the sum of (i) the Accrued Tracking Fee as of such date and (ii) the Accrued Financing Charge as of such date.

The “Accrued Tracking Fee” as of any Redemption Valuation Date is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such Redemption Valuation Date, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding the immediately preceding Monthly Valuation Date to and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), and the denominator of which is 365.

The “Accrued Financing Charge” as of any Redemption Valuation Date is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such Redemption Valuation Date (or if such Redemption Valuation Date occurs prior to the first Monthly Valuation Date, the period from and excluding the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Redemption Fee” means, as of any date of determination for a series of Securities, an amount per Security equal to the product of (a) 0.125%, (b) the Current Principal Amount and (c) the Index Factor as of the applicable Redemption Valuation Date.

We discuss these matters in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Redemption and Payment”.

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner. Any series of Securities may trade at, above, or below its indicative value.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

  deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Trading Day immediately preceding the applicable Redemption Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a confirmation of redemption;
  deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;
  instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and
  cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

•         Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Trading Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities of any series upon not less than eighteen calendar days’ prior notice to the holders of the Securities of that series, such redemption to occur on any Trading Day specified in “Principal Terms” above through and including the Maturity Date specified in “Principal Terms” above. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day in the applicable Measurement Period, which we refer to in this section “— UBS’s Call Right” as the “Call Measurement Period”, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Call Settlement Amount”.

If the amount calculated above is less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

If UBS issues a call notice on any Trading Day, the “Call Valuation Date” will be the fifth Trading Day following the Trading Day on which the call notice is issued.

We will inform you of such Call Settlement Amount on the first Business Day following the last Trading Day in the Call Measurement Period.

The holders will receive payment for their Securities on a date that is at least three, but not greater than six, Trading Days following the last Trading Day in the Call Measurement Period (the “Call Settlement Date”). We will inform you of such Call Settlement Date in the call notice. If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event”.

You may lose some or all of your investment at call. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at call.

The Accrued Fees will be calculated as of the last Trading Day in the Call Measurement Period as the sum of (i) the Accrued Tracking Fee as of such last Trading Day and (ii) the Accrued Financing Charge as of such last Trading Day.

The “Accrued Tracking Fee” as of the last Trading Day in the Call Measurement Period is an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day, and the denominator of which is 365.

The “Accrued Financing Charge” as of last Trading Day in the Call Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including such last Trading Day, times (ii) the Financing Rate as of such date, divided by (b) 360.

Acceleration Upon Minimum Indicative Value

If, at any time, the indicative value for any series of the Securities on any Trading Day (1) equals $5.00 or less or (2) decreases 60% in value from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date (each such day, an “Acceleration Date”), all issued and outstanding Securities of that series will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value of that series would later exceed $5.00 or would increase from the -60% level on such Acceleration Date or any subsequent Trading Day during the applicable Measurement Period, which we refer to in this section “— Acceleration Upon Minimum Indicative Value” as the “Acceleration Measurement Period”) for a cash payment equal to

(a)           the product of (i) the Current Principal Amount and (ii) the Index Factor as of the last Trading Day of the Acceleration Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Acceleration Date if on such last Trading Day the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Stub Reference Distribution Amount as of such last Trading Day, if any, minus

(d)           the Accrued Fees as of such last Trading Day.

We refer to this cash payment as the “Acceleration Amount”. If the minimum indicative value threshold of any series of Securities has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the that series of Securities.

You may lose some or all of your investment upon an acceleration upon minimum indicative value. Because the Accrued Fees reduce your final payment, the monthly compounded leveraged return of the Index plus any Coupon Amounts will need to offset the negative effect of the Accrued Fees, in order for you to receive an aggregate amount over the term of the Securities equal to at least the Principal Amount of your Securities. If the monthly compounded leveraged return of the Index is insufficient to offset the negative effect of the Accrued Fees or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment upon an acceleration upon minimum indicative value.

The Accrued Fees will be calculated as of any date of determination for any series of Securities as the sum of (i) the Accrued Tracking Fee as of the last Trading Day of the Acceleration Measurement Period and (ii) the Accrued Financing Charge as of the last Trading Day of the Acceleration Measurement Period.

The “Accrued Tracking Fee” as of the last Trading Day of the Acceleration Measurement Period will be an amount equal to the product of (i) the Annual Tracking Fee calculated as of such last Trading Day, and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day or if the Acceleration occurs prior to the first initial Monthly Valuation Date, the period from but excluding the Initial Trade Date), as applicable, and the denominator of which is 365.

The “Accrued Financing Charge” as of the last Trading Day of the Acceleration Measurement Period is an amount equal to (a) the aggregate sum of (i) the Financing Levels as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date to, and including, such last Trading Day (or if the Acceleration Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, the Initial Trade Date), times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Acceleration Settlement Date” will be the third Trading Day following the last Trading Day of the Acceleration Measurement Period.

Subject to the prior verification by the Calculation Agent that the indicative value of $5.00 or less was accurately calculated by the Index Calculation Agent or that the decrease of 60% from the closing indicative value of that series of the Securities on the previous Monthly Valuation Date was accurately calculated by the Index Calculation Agent, as applicable, and in each case with respect to a series of Securities, UBS must provide notice to the holders of that series of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the intraday indicative value of the Securities is calculated see “Valuation of the Index and the Securities”.

Calculation Agent

UBS Securities LLC will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Index Valuation Level, the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the

Accrued Fees, the Accrued Financing Charge, the Financing Level, the Financing Rate, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Tracking Fee, the Annual Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, that we will pay you upon redemption, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant Index levels calculated by the Calculation Agent, as adjusted, the Coupon Ex-Dates, the Coupon Record Dates, the Coupon Amount, and whether any day is a Business Day or Trading Day. The Calculation Agent will also calculate any foreign exchange calculations necessary to determine the Coupon Amount, Reference Distribution Amount and Stub Reference Distribution Amount in the event that cash distributions on the relevant Index Constituent Securities are made in non-U.S. dollar currencies. The Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the relevant Index has been discontinued and whether there has been a material change in the relevant Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent for any series of the Securities and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent for any series of the Securities from time to time without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption or acceleration, or on a Coupon Payment Date on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, the Call Settlement Date, the Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Accrued Tracking Fee, the Accrued Financing Charge, the Redemption Amount and Redemption Fee, if any, per Security for any series of Securities, the Call Settlement Amount, if any, per Security for any series of Securities, the Acceleration Amount, if any, per Security for any series of Securities, and the Cash Settlement Amount, if any, per Security for any series of Securities, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., ..76545 would be rounded up to .7655);  and all dollar amounts paid on the aggregate principal amount of such Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the relevant Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the relevant Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the relevant Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October, 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

If the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount. If a Market Disruption Event occurs on any Monthly Valuation Date, the Index Closing Level for such Monthly Valuation Date will be determined by the Calculation Agent or one of its affiliates on the first succeeding Trading Day on which a Market Disruption Event does not occur or is not continuing.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date, Monthly Valuation Date or the Redemption Valuation Date, as applicable, occurring more than three Trading Days following the day originally scheduled to be such final Averaging Date, Monthly Valuation Date or Redemption Valuation Date. If the third Trading Day following the date originally scheduled to be the final Averaging Date, Monthly Valuation Date or Redemption Valuation Date, as applicable, is not a Trading Day or a Market Disruption Event has occurred or is continuing with respect to the relevant Index on such third Trading Day, the Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Trading Day but for such Market Disruption Event. If any Monthly Valuation Date is

postponed as described above, the succeeding Monthly Reset Date will occur on the next Trading Day following the postponed Monthly Valuation Date.

An “Averaging Date” means each of the Trading Days during any Measurement Period, subject to adjustment as described herein.

Notwithstanding the occurrence of one or more of the events below, which may, in the Calculation Agent’s discretion, constitute a Market Disruption Event with respect to the relevant Index, the Calculation Agent in its discretion may waive its right to postpone the Index Closing Level if it determines that one or more of the below events has not and is not likely to materially impair its ability to determine the Index Closing Level on such date.

Any of the following will be a Market Disruption Event with respect to the relevant Index, in each case as determined by the Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of the Index Constituent Securities for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the relevant Index or to a material number of Index Constituent equity interests in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(c)           the relevant Index is not published; or

(d)           in any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect.

The following events will not be Market Disruption Events with respect to the relevant Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the relevant Index or any Index Constituent equity interests.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the relevant Index or any Index Constituent equity interests are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Discontinuance of or Adjustments to the Relevant Index;  Alteration of Method of Calculation

If the Index Calculation Agent or another entity that publishes the Index (such other entity to be named in the in “Principal Terms” above) discontinues publication of or otherwise fails to publish the relevant Index, and the Index Calculation Agent or such other entity publishes a successor or substitute index that the Calculation Agent determines to be comparable to the discontinued relevant Index (such index being referred to herein as a “Successor Index”), then the Index Closing Level for such Successor Index will be determined by the Calculation Agent by reference to the Successor Index on the dates and at the times as of which the Index Closing Levels for such Successor Index are to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Calculation Agent discontinues publication of the relevant Index prior to, and such discontinuation is continuing on any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined and the Calculation Agent determines that no Successor Index is available at such time, or the Calculation Agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to, and such discontinuation is continuing on, any Monthly Valuation Date, any Averaging Date, any Redemption Valuation Date or any other relevant date on which the Index Closing Level is to be determined, then the Calculation Agent will determine the Index Closing Level using the closing level and published share weighting of each Index Constituent Security included in the relevant Index or Successor Index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions as described in the description of the relevant Index included in in “Principal Terms” above. In such event, the Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the relevant Index or Successor Index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the relevant Index or a Successor Index, or the value thereof, is changed in a material respect, or if the relevant Index or a Successor Index is in any other way modified so that the level of the relevant Index or such Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of the relevant Index or such Successor Index had such changes or modifications not been made, then the Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of an index comparable to the relevant Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the levels for the relevant Index or such Successor Index with reference to the relevant Index or such Successor Index, as adjusted. The Calculation Agent will accordingly calculate the Index Performance Ratio, the Index Factor, the Current Principal Amount, the Current Indicative Value, the Accrued Fees, the Financing Level, the Tracking Fee, the Redemption Fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon redemption, if applicable, the Call Settlement Amount, if any, that we will pay you on the Call Settlement Date, if applicable, or the Acceleration Amount, if any, that we will pay you on the Acceleration Settlement Date, if applicable, based on the relevant index levels calculated by the Calculation Agent, as adjusted. Accordingly, if the method of calculating the relevant Index or a Successor Index is modified so that the level of the relevant Index or such Successor Index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the relevant Index), which, in turn, causes the level of the relevant Index or such Successor Index to be a fraction of what it would have been if there had been no such modification, then the Calculation Agent will make such calculations and adjustments in order to arrive at a level for the relevant Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Redemption Price Upon Optional Tax Redemption

We have the right to redeem any series of the Securities in the circumstances described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Optional Tax Redemption”. If we exercise this right, the redemption price of that series of the Securities will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of any series of the Securities is accelerated, we will pay the default amount in respect of the principal of the that series of Securities at maturity. We describe the default amount below under “— Default Amount”.

In addition to the default amount described below, we will also pay the Coupon Amount per Security of the accelerated series, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment”, calculated as if the date of acceleration was the last Trading Day in the last applicable Measurement Period prior to the Maturity Date and the four Trading Days immediately preceding the date of acceleration were the corresponding Trading Days in such accelerated Measurement Period, with the fourth Trading Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Trading Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series A are entitled to take any action under the indenture, we will treat the outstanding principal amount of each series of Securities as the outstanding principal amount of the Medium-Term Notes, Series A constituted by that series of Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series A, holders of specified percentages in principal amount of all Medium-Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series A, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series A, accelerating the maturity of the Medium-Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants”.

Default Amount

The default amount for any series of the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities of the accelerated series. That cost will equal:

  the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

•         During the default quotation period for the Securities of the accelerated series, which we describe below, the holders of that series of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

  no quotation of the kind referred to above is obtained, or every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

•         If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

•         In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•         A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•         P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption or acceleration will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities”.

Modified Business Day

As described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Payment When Offices Are Closed”, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date.

Defeasance

Neither full defeasance nor covenant defeasance, as described in “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance”, will apply to the Securities.

Reissuances or Reopened Issues

We may issue additional Securities in amounts that exceed the amount specified in “ Principal Terms” above at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other Securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Medium-Term Notes, Series A” under “Description of Debt Securities We May Offer — Amounts That We May Issue”.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities of any series and will have the same CUSIP number and will trade interchangeably with that series of the Securities immediately upon settlement. Any additional issuances will increase the aggregate Principal Amount of the outstanding Securities of the class, plus the aggregate Principal Amount of any Securities bearing the same CUSIP number that are issued pursuant to any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

37. ETRACS 2xMonthly Leveraged S&P MLP Index ETN Series B due February 12, 2046

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described under “Medium-Term Notes, Series B” above. The terms described here supplement those described in “Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

The Securities are part of a single series of senior debt securities issued under our indenture, dated as of June 12, 2015 between us and U.S. Bank Trust National Association, as trustee.

We describe the terms of the Securities in more detail below.

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

The Stated Principal Amount of each Security is $25.00.

The Securities do not guarantee any return of principal at, or prior to, maturity, call or acceleration, or upon early redemption. Instead, at maturity, you will receive a cash payment per Security the amount of which will vary depending on the performance of the Index and will be reduced by the Accrued Tracking Fee and the Accrued Financing Charges as of the last Index Business Day in the Final Measurement Period as described under “— Cash Settlement Amount at Maturity.” If the amount as calculated is equal to or less than zero, the Cash Settlement Amount will be zero and you will not receive a cash payment.

If you exercise your right to have us redeem your Securities, subject to compliance with the redemption procedures, for each Security you will receive a cash payment per Security on the relevant Redemption Date equal the Redemption Amount as described under “— Early Redemption at the Option of the Holders.” If the amount as calculated is equal to or less than zero, the Redemption Amount will be zero and you will not receive a cash payment.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each Coupon Payment Date you will receive an amount in cash equal to the difference between the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date, and the Accrued Tracking Fee, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

To the extent the Reference Distribution Amount on any Coupon Valuation Date is equal to or less than the Accrued Tracking Fee on the corresponding Coupon Valuation Date, there will be no Coupon Amount payment made on the corresponding Coupon Payment Date, and an amount equal to the difference between the Accrued Tracking Fee and the Reference Distribution Amount (the “Tracking Fee Shortfall”) will be included in the Accrued Tracking Fee for the next Coupon Valuation Date. This process will be repeated to the extent necessary until the Reference Distribution Amount for a Coupon Valuation Date is greater than the Accrued Tracking Fee for the corresponding Coupon Valuation Date. The final Coupon Amount will be included in the Cash Settlement Amount if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Coupon Payment Date” means the fifteenth (15th) Index Business Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date, subject to adjustment as described herein. The first Coupon Payment Date will be April 20, 2016, subject to adjustment as provided herein.

The “Coupon Record Date” means the ninth Index Business Day following each Coupon Valuation Date.

The “Coupon Ex-Date,” with respect to a Coupon Amount, means the first Exchange Business Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Exchange Business Day prior to the applicable Coupon Record Date.

The “Coupon Valuation Date” means the 30th of March, June, September and December of each calendar year during the term of the Securities or if such date is not an Index Business Day, then the first Index Business Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date, subject to adjustment described herein. The first Coupon Valuation Date will be March 30, 2016.

The “Reference Distribution Amount” means (i) as of the first Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any Index Constituent Security, for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the Initial Trade Date to, and including, the first Coupon Valuation Date; (ii) as of any other Coupon Valuation Date (other than the Calculation Date), an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any Index Constituent Security for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date to, and including, such Coupon Valuation Date; and (iii) as of the Calculation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any Index Constituent Security for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date to, but excluding, the Calculation Date.

Notwithstanding the foregoing, with respect to cash distributions for an Index Constituent Security which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index Constituent Security fails to pay the distribution to holders of such Index Constituent Security by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index Constituent Security equal to two times (i) the published unit weighting of that Index Constituent Security as of that date, divided by (ii) the product of (a) the Index Divisor as of that date, and (b) the Monthly Initial Closing Level or Loss Rebalancing Closing Level, whichever is more recent, divided by the Current Principal Amount.

“record date” means (i) with respect to a distribution on an Index Constituent Security, the date on which a holder of the Index Constituent Security must be registered as a unitholder of such Index Constituent Security in order to be entitled to receive such distribution and (ii) with respect to any split or reverse split, the tenth Business Day after the announcement date.

“ex-dividend date” means, with respect to a distribution on an Index Constituent Security, the first Business Day on which transactions in such Index Constituent Security trade on the Primary Exchange without the right to receive such distribution.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banking institutions in The City of New York, generally, are authorized or obligated by law, regulation or executive order to close.

The “Annual Tracking Fee” means, as of any date of determination, an amount per Security equal to the product of (i) 0.95% per annum times (ii) the Current Indicative Value as of the immediately preceding Index Business Day.

The “Accrued Tracking Fee” is an amount equal to:

(1)           with respect to the first Coupon Valuation Date, an amount equal to the product of

(a)           the Annual Tracking Fee as of the first Coupon Valuation Date and

(b)           a fraction, the numerator of which is the total number of calendar days from, but excluding, the Initial Trade Date to, and including, the first Coupon Valuation Date, and the denominator of which is 365; and

(2)           with respect to any Coupon Valuation Date other than the first Coupon Valuation Date, an amount equal to

(a)        the product of

(i)            the Annual Tracking Fee calculated as of such Coupon Valuation Date and

(ii)           a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Coupon Valuation Date to, and including, such Coupon Valuation Date, and the denominator of which is 365, plus

(b)           the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date. If there is a Tracking Fee Shortfall on the last Coupon Valuation Date, it will be taken into account in determining the Cash Settlement Amount, as described below.

The “Current Indicative Value,” as determined by the Security Calculation Agent, means, as of any date of determination, an amount per Security equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, using the Index Closing Level as of such date as the Index Valuation Level.

Cash Settlement Amount at Maturity

The “Maturity Date” is February 12, 2046, which will be the third Business Day following the last Index Business Day in the Final Measurement Period, subject to adjustment as described below under “— Market Disruption Event.”

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Final Measurement Period, plus

(b)           the final Coupon Amount if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, minus

(c)           the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period, minus

(d)           the Accrued Financing Charges as of the last Index Business Day in the Final Measurement Period, plus

(e)           the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any.

We refer to this cash payment as the “Cash Settlement Amount.”

If the amount so calculated is equal to or less than zero, the payment at maturity will be zero.

The following graphic illustrates the formula to determine the Cash Settlement Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Final Coupon Amount	–	Accrued Tracking Fee	–	Accrued Financing Charges	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment at maturity. The combined negative effect of the Accrued Tracking Fee and Accrued Financing Charges will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Tracking Fee and the Accrued Financing Charges (less any final Coupon Amount, any Stub Reference Distribution Amount and/or Adjusted Coupon Amount, as applicable, you may be entitled to receive as of the last Index Business Day in the Final Measurement Period), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment at maturity.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right and, upon the occurrence of an acceleration event, the Securities will be automatically accelerated and mandatorily redeemed. See “Specific Terms of the Securities — UBS’s Call Right” and “Specific Terms of the Securities — Acceleration upon Minimum Indicative Value” below.

The Stated Principal Amount of each Security is $25. The Securities may be issued and sold over time at then-current market prices which may be significantly higher or lower than the Stated Principal Amount.

The Current Principal Amount for the period from the Initial Settlement Date to February 29, 2016 (such period, the “initial calendar month”) will equal $25.00 per Security (unless a Loss Rebalancing Event occurs during the initial calendar month). For each subsequent calendar month, the Current Principal Amount for each Security will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date – Accrued Financing  Charges on the applicable Monthly Valuation Date

In the event of a Loss Rebalancing Event, the Current Principal Amount will be reset on the applicable Loss Rebalancing Reset Date as described below under “— Loss Rebalancing Events”.

If a day that would otherwise be a Monthly Reset Date falls within the Final Measurement Period, Call Measurement Period or Acceleration Valuation Period, as applicable, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates will occur during the term of the Securities.

If the Securities undergo a split or reverse split, the Current Principal Amount will be adjusted accordingly.

For each calendar month, the “Monthly Reset Date” is the first Exchange Business Day of that month beginning on March 1, 2016 and ending on February 1, 2046, subject to adjustment as described under “— Market Disruption Event.” If a day that would otherwise be a Monthly Reset Date falls within the Final Measurement Period, Call Measurement Period or Acceleration Valuation Period, as applicable, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates will occur during the term of the Securities.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Exchange Business Day of the previous calendar month beginning on February 29, 2016 and ending on January 31, 2046, subject to adjustment as described under “— Market Disruption Event.” If a day that would otherwise be a Monthly Reset Date falls within the Final Measurement Period, Call Measurement Period or Acceleration Valuation Period, as applicable, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates or Monthly Valuation Dates will occur during the term of the Securities.

The “Index Factor” is: 1 + (2 × Index Performance Ratio)

The “Index Performance Ratio” may be calculated on multiple dates of determination during any applicable calendar month. The formula used to calculate the Index Performance Ratio on any date of determination depends on the number of Loss Rebalancing Events that have occurred in the applicable calendar month.

If no Loss Rebalancing Events have occurred in the applicable calendar month, then on any Index Business Day during the Final Measurement Period, the Acceleration Valuation Period or the Call Measurement Period, or on the Monthly Valuation Date, any Redemption Valuation Date, the first Loss Rebalancing Valuation Date of the applicable calendar month or any other date of determination, as applicable, the Index Performance Ratio will be equal to:

Index Valuation Level – Monthly Initial Closing Level
Monthly Initial Closing Level

where the “Monthly Initial Closing Level” for the initial calendar month is 1147.42, the Index Closing Level on February 8, 2016. For each subsequent calendar month, the Monthly Initial Closing Level will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month. For example, the Monthly Initial Closing Level for March 2016 will equal the Index Closing Level on February 29, 2016, subject to adjustment. If a day that would otherwise be a Monthly Reset Date falls within the Final Measurement Period, Call Measurement Period or Acceleration Valuation Period, as applicable, then the Current Principal Amount will not be reset on such date and the Monthly Initial Closing Level for the then-current calendar month will remain the same as it was for the immediately preceding calendar month.

If one or more Loss Rebalancing Events have occurred during the applicable calendar month, then on any Index Business Day during the Final Measurement Period, the Acceleration Valuation Period or the Call Measurement Period, or on the Monthly Valuation Date, any Redemption Valuation Date, on each Loss Rebalancing Valuation Date after the first Loss Rebalancing Valuation Date in the applicable calendar month or on any other date of determination, as applicable, the Index Performance Ratio will be equal to:

Index Valuation Level – the most recent Loss Rebalancing Closing Level the most recent Loss Rebalancing Closing Level

The “Index Closing Level” will equal the closing level of the Index on any date of determination, as reported on the NYSE and Bloomberg L.P.

The “Accrued Tracking Fee” as of the last Index Business Day in the Final Measurement Period is an amount equal to:

(a)           the product of

(i)            the Annual Tracking Fee calculated as of the last Index Business Day in the Final Measurement Period and

(ii)           a fraction, the numerator of which is the total number of calendar days from, but excluding, the Calculation Date to, and including, the last Index Business Day in the Final Measurement Period, and the denominator of which is 365, plus

(b)           the Tracking Fee Shortfall as of the last Coupon Valuation Date, if any.

The “Index Valuation Level,” as determined by the Security Calculation Agent, will equal the arithmetic mean of the Index Closing Levels measured on each Index Business Day during the applicable Measurement Period, or the Index Closing Level on any Monthly Valuation Date, Loss Rebalancing Valuation Date or Redemption Valuation Date, provided that if the Redemption Valuation Date falls in any Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/5 times (b) (i) the sum of the Index Closing Levels on each Index Business Day from, and including, the first Index Business Day of the applicable Measurement Period, to, and including, the date of determination, plus (ii) the number of Index Business Days from, but excluding, the date of determination to, and including, the last Index Business Day in such Measurement Period, times the Index Closing Level on such date of determination.

“Measurement Period” means the Final Measurement Period, Call Measurement Period or Acceleration Valuation Period, as applicable.

The “Financing Level” for each Security on the Initial Trade Date will equal $25. On any subsequent Monthly Valuation Date after the first Monthly Valuation Date or on any Loss Rebalancing Valuation Date, as applicable, the Financing Level for each Security will equal the Current Principal Amount.

On the Initial Trade Date, the “Accrued Financing Charges” for each Security will equal $0. On any subsequent Monthly Valuation Date, the Accrued Financing Charges for each Security will equal the product of (i) the Financing Level on the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, times (ii) the Financing Rate times (iii) the number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, to, and including, the then current Monthly Valuation Date divided by (iv) 360.

The Accrued Financing Charges as of the last Index Business Day in the Final Measurement Period are an amount equal to the product of (i) the Financing Level on the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, times (ii) the Financing Rate times (iii) the number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, to, and including, such last Index Business Day in the Final Measurement Period, divided by (iv) 360.

The Accrued Financing Charges seek to compensate UBS for providing investors with the potential to receive a leveraged participation in movements in the Index Closing Level and are intended to approximate the monthly financing costs that investors may have otherwise incurred had they sought to borrow funds at a similar rate from a third party to invest in the Securities.

The “Financing Rate” will equal 1% plus the London interbank offered rate (British Banker’s Association) for three-month deposits in U.S. Dollars, which is displayed on Reuters page LIBOR01 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks, as determined by the Security Calculation Agent), as of 11:00 a.m., London time, on the day that is two London business days prior to the immediately preceding Monthly Valuation Date. “London business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in London generally are authorized or obligated by law, regulation or executive order to close and is also a day on which dealings in U.S. dollars are transacted in the London interbank market.

The “Final Measurement Period” means the five Index Business Days from, and including, the Calculation Date, subject to adjustment as described under “— Market Disruption Event.”

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in the Final Measurement Period, the Call Measurement Period or the Acceleration Valuation Period, as applicable, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any Index Constituent Security, for those cash distributions whose “ex-dividend date” occurs during the period from, and including, the first Index Business Day in the Final Measurement Period, the Call Measurement Period or the Acceleration Valuation Period, as applicable, to, and including, the last Index Business Day in the Final Measurement Period, the Call Measurement Period or the Acceleration Valuation Period, as applicable, provided, that for the purpose of calculating the Stub Reference Distribution Amount, the Reference Holder will be deemed to hold four-fifths, three-fifths, two-fifths and one-fifth of the shares of each Index Constituent Security it would otherwise hold on the second, third, fourth and fifth Index Business Day, respectively, in such Final Measurement Period, the Call Measurement Period or the Acceleration Valuation Period.

The “Index Calculation Agent” means the entity that calculates and publishes the level of the Index, which is currently S&P Dow Jones Indices LLC, a division of The McGraw-Hill Companies, Inc.

The “Calculation Date” means February 1, 2046, unless such day is not an Index Business Day, in which case the Calculation Date will be the next Index Business Day, subject to adjustments.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Exchange Business Day” means any day on which the Primary Exchange or market for trading of the Securities is scheduled to be open for trading.

“Primary Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, the primary exchange or market of trading such Index Constituent Security or such constituent underlying a successor index.

“Related Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agent) on the overall market for futures or options contracts relating to such Index Constituent Security or such constituent underlying a successor index.

Underlying Index

The return on the Securities is linked to the performance of the S&P MLP Index. The Index is designed to measure leading Master Limited Partnerships (“MLPs”) and limited liability companies (“LLCs”) that trade on major U.S. exchanges. As the vast majority of traded partnerships have operations in the oil and gas industries, the Index focuses on companies in the Global Industry Classification Standard® (“GICS”) Energy Sector and the GICS Gas Utilities Industry. The Index in sponsored by S&P Dow Jones Indices LLC, a division of The McGraw-Hill Companies, Inc. (“SPDJI” or the “Index Sponsor”).

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request to have us redeem your Securities on any Index Business Day no later than 12:00 noon, New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on any Index Business Day, provided that you request that we redeem a minimum of 50,000 Securities. We reserve the right from time to time to waive this minimum redemption amount in our sole discretion on a case-by-case basis. You should not assume you will be entitled to the benefit of any such waiver. For any applicable redemption request, the “Redemption Valuation Date” will be the first Index Business Day following the date that the applicable redemption notice and redemption confirmation are delivered, except that we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the notice of redemption is received by UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such acceleration. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities.

The Securities will be redeemed and the holders will receive payment for their Securities on the third Business Day following the applicable Redemption Valuation Date (the “Redemption Date”). The first Redemption Date will be February 18, 2016, and the final Redemption Date will be February 5, 2046. In addition, if a call notice has been issued or if acceleration has been triggered, the last Redemption Valuation Date will be the fifth Index Business day prior to the Call Settlement Date or Acceleration Settlement Date, as applicable. If a Market Disruption Event is continuing or occurs on the applicable scheduled Redemption Valuation Date with respect to any of the Index Constituent Securities, such Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures,” for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the Redemption Valuation Date, plus

(b)           the Coupon  Amount with respect to the Coupon Valuation Date immediately preceding the Redemption Valuation Date if on the Redemption Valuation Date the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Adjusted Tracking Fee Shortfall, if any, as of the Redemption Valuation Date, minus

(e)           the Accrued Financing Charges as of the Redemption Valuation Date, minus

(f)            the Redemption Fee Amount.

We refer to this cash payment as the “Redemption Amount.” We reserve the right from time to time to waive the Redemption Fee Amount in our sole discretion and on a case-by-case basis. There can be no assurance that we will elect to waive this fee and you should not assume you will be entitled to such fee waiver.

For purposes of calculating the Redemption Amount, either the Adjusted Coupon Amount will be included or the Adjusted Tracking Fee Shortfall will be subtracted, but not both.

If the amount calculated above is equal to or less than zero, the payment upon early redemption will be zero.

The following graphic illustrates the formula to determine the Redemption Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Coupon Amount	+	Adjusted Coupon Amount	–	Adjusted Tracking Fee Shortfall	–	Accrued Financing Charges	–	Redemption Fee Amount

We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

You may lose all or a substantial portion of your investment upon early redemption. The combined negative effect of the Accrued Tracking Fee, the Accrued Financing Charges and the Redemption Fee Amount will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Tracking Fee, the Accrued Financing Charges and the Redemption Fee Amount, if applicable (less any Coupon Amounts and any Stub Reference Distribution Amount you may be entitled to receive as of the Redemption Valuation Date), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon early redemption.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right and, upon the occurrence of an acceleration event, the Securities will be automatically accelerated and mandatorily redeemed. See “Specific Terms of the Securities — UBS’s Call Right” and “Specific Terms of the Securities — Acceleration upon Minimum Indicative Value” below.

The “Accrued Financing Charges” as of the Redemption Valuation Date are an amount equal to the product of (i) the Financing Level on the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, times (ii) the Financing Rate times (iii) the number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, to, and including, such Redemption Valuation Date, divided by (iv) 360.

The “Adjusted Coupon Amount,” with respect to any Redemption Valuation Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount, calculated as of the applicable Redemption Valuation Date, and the Adjusted Tracking Fee, calculated as of such

Redemption Valuation Date. To the extent the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee, the Redemption Amount will not include an Adjusted Coupon Amount, and the Adjusted Tracking Fee Shortfall will be included in the calculation of the Accrued Tracking Fee as of the Redemption Valuation Date.

The “Adjusted Reference Distribution Amount,” as of any Redemption Valuation Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to an Index Constituent Security, for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if the Redemption Valuation Date occurs prior to the first Coupon Valuation Date, the period from, but excluding, the Initial Trade Date) to, and including, such Redemption Valuation Date.

The “Adjusted Tracking Fee,” as of any Redemption Valuation Date, is an amount equal to (a) the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date plus (b) the product of (i) the Annual Tracking Fee as of such Redemption Valuation Date and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Coupon Valuation Date (or if the Redemption Valuation Date occurs prior to the first Coupon Valuation Date, the period from, but excluding, the Initial Trade Date) to, and including, such Redemption Valuation Date, and the denominator of which is 365.

The “Adjusted Tracking Fee Shortfall,” as of any Redemption Valuation Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of such Redemption Valuation Date, is less than the Adjusted Tracking Fee, calculated as of such Redemption Valuation Date.

Some of the defined terms used in this section have different applications when used in determining the Call Settlement Amount. For the definitions of the terms relevant to a call, please refer to “— UBS’s Call Right.”

We discuss these matters in “Medium-Term Notes, Series B” above under “Description of Debt Securities We May Offer — Redemption and Payment.”

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption, to UBS via email no later than 12:00 noon (New York City time) on the Index Business Day on which you elect to exercise your redemption right. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 12:00 noon (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Business Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

We reserve the right from time to time to waive the minimum redemption amount or the Redemption Fee Amount in our sole discretion on a case-by-case basis. In addition, we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the notice of redemption is received by UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such waiver or election to accelerate the Redemption Valuation Date.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than eighteen (18) calendar days’ prior notice to the holders of the Securities, such redemption to occur on any Business Day that we may specify on or after February 13, 2017 through and including the Maturity Date (the “Call Settlement Date”). Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Call Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on the last Index Business Day in the Call Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Accrued Tracking Fee as of the last Index Business Day in the Call Measurement Period, minus

(e)           the Accrued Financing Charges as of the last Index Business Day in the Call Measurement Period, plus

(f)            the Stub  Reference Distribution Amount as of the last Index Business Day in the Call Measurement Period, if any.

We refer to this cash payment as the “Call Settlement Amount.”

If the amount calculated above is equal to or less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

The following graphic illustrates the formula to determine the Call Settlement Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Coupon Amount	+	Adjusted Coupon Amount	–	Accrued Tracking Fee	–	Accrued Financing Charges	–	Stub Reference Distribution Amount

If UBS issues a call notice on any calendar day, the “Call Valuation Date” will be the last Business Day of the week following the week in which the call notice is issued, generally Friday. If UBS issues a call notice on a Friday, the related Call Valuation Date will fall on the last Business Day of the following week, generally Friday.

We will inform you of such Call Settlement Amount on the first Business Day following the last Index Business Day in the Call Measurement Period.

The holders will receive payment for their Securities on the third Business Day following the last Index Business Day in the Call Measurement Period (the “Call Settlement Date”). If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event.”

The “Call Measurement Period” means the five (5) Index Business Days from, and including, the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

You may lose all or a substantial portion of your investment upon a call. The combined negative effect of the Accrued Tracking Fee and the Accrued Financing Charges will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Tracking Fee and the Accrued Financing Charges (less any Coupon Amounts, any Stub Reference Distribution Amount and/or Adjusted Coupon Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon a call.

In addition, upon the occurrence of an acceleration event, the Securities will be automatically accelerated and mandatorily redeemed. See “Specific Terms of the Securities — Acceleration upon Minimum Indicative Value” below.

The “Accrued Financing Charges” as of the last Index Business Day in the Call Measurement Period are an amount equal to the product of (i) the Financing Level on the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, times (ii) the Financing Rate times (iii) the number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, to, and including, such last Index Business Day in the Call Measurement Period, divided by (iv) 360.

The “Accrued Tracking Fee” as of the last Index Business Day in the Call Measurement Period is an amount equal to:

(a)           the product of

(i)            the Annual Tracking Fee calculated as of the last Index Business Day in such Call Measurement Period, and

(ii)           a fraction, the numerator of which is the total number of calendar days from, and including, the Call Valuation Date to, and including, the last Index Business Day in such Call Measurement Period, and the denominator of which is 365, plus

(b)           the Adjusted Tracking Fee Shortfall, if any.

The “Adjusted Coupon Amount,” with respect to the Call Valuation Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount, calculated as of the Call Valuation Date, and the Adjusted Tracking Fee, calculated as of the Call Valuation Date. To the extent the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee, the Call Settlement Amount will not include the Adjusted Coupon Amount, and the Adjusted Tracking Fee Shortfall will be included in the calculation of the Accrued Tracking Fee as of the last Index Business Day of the Call Measurement Period.

The “Adjusted Reference Distribution Amount,” as of the Call Valuation Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to an Index Constituent Security, for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date to, and including, the Index Business Day immediately preceding the Call Valuation Date.

The “Adjusted Tracking Fee,” as of the Call Valuation Date, is an amount equal to (a) the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date plus (b) the product of (i) the Annual Tracking Fee as of the Call Valuation Date and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Coupon Valuation Date to, and including, the Index Business Day immediately preceding the Call Valuation Date, and the denominator of which is 365.

The “Adjusted Tracking Fee Shortfall,” as of the Call Valuation Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of the Call Valuation Date, is less than the Adjusted Tracking Fee, calculated as of the Call Valuation Date.

Some of the defined terms used in this section have different applications when used in determining the Redemption Amount. For the definition of the terms relevant to early redemption, please refer to “— Early Redemption at the Option of the Holders.”

Acceleration upon Minimum Indicative Value

If, at any time, the indicative value of the Securities on any Index Business Day equals $5.00 or less (the “Indicative Value Acceleration Trigger”), all issued and outstanding Securities will be automatically accelerated and mandatorily redeemed by UBS (even if the indicative value would later exceed $5.00 on such Acceleration Date or any subsequent Index Business Day) for a cash payment equal to the Acceleration Amount. The “Acceleration Amount” will equal

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Acceleration Valuation Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Acceleration Date if on the last Index Business Day in the Acceleration Valuation Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, plus

(c)           the Adjusted Coupon Amount, if any, minus

(d)           the Accrued Tracking Fee as of the last Index Business Day in the Acceleration Valuation Period, minus

(e)           the Accrued Financing Charges as of the last Index Business Day in the Acceleration Valuation Period, plus

(f)            the Stub Reference Distribution Amount as of the last Index Business Day in the Acceleration Valuation Period, if any.

The following graphic illustrates the formula to determine the Acceleration Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Coupon Amount	+	Adjusted Coupon Amount	–	Accrued Tracking Fee	–	Accrued Financing Charges	–	Stub Reference Distribution Amount

If the Indicative Value Acceleration Trigger threshold has been breached, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the Securities. The “Acceleration Settlement Date” will be the third Business Day following the last Index Business Day of the Acceleration Valuation Period. The “Acceleration Valuation Period” will be the five Index Business Days from, but excluding, the Acceleration Date, subject to adjustment as described under “— Market Disruption Event.” Subject to the prior verification by the Security Calculation Agent that the indicative value of the Securities of $5.00 or less was accurately calculated by the NYSE, UBS must provide notice (which may be provided via press release) to the holders of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date.

If the Securities undergo a split or reverse split, the Indicative Value Acceleration Trigger will not be adjusted.

You may lose all or a substantial portion of your investment upon acceleration. The combined negative effect of the Accrued Tracking Fee and the Accrued Financing Charges will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Tracking Fee and the Accrued Financing Charges (less any Coupon Amounts, any Stub Reference Distribution Amount and/or Adjusted Coupon Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon acceleration.

In addition, the Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right. See “Specific Terms of the Securities — UBS’s Call Right” above.

The “Accrued Financing Charges” as of the last Index Business Day in the Acceleration Valuation Period are an amount equal to the product of (i) the Financing Level on the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, times (ii) the Financing Rate times (iii) the number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, to, and including, such last Index Business Day in the Acceleration Valuation Period, divided by (iv) 360.

The “Accrued Tracking Fee” as of the last Index Business Day in the Acceleration Valuation Period is an amount equal to:

(a)           the product of

(i)            the Annual Tracking Fee calculated as of the last Index Business Day in such Acceleration Valuation Period, and

(ii)           a fraction, the numerator of which is the total number of calendar days from, but excluding, the Acceleration Date to, and including, the last Index Business Day in the Acceleration Valuation Period, and the denominator of which is 365, plus

(b)           the Adjusted Tracking Fee Shortfall, if any.

The “Adjusted Coupon Amount,” with respect to the Acceleration Date, is an amount in cash equal to the difference between the Adjusted Reference Distribution Amount, calculated as of the Acceleration Date, and the Adjusted Tracking Fee, calculated as of such Acceleration Date. To the extent the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee, the Acceleration Amount will not include the Adjusted Coupon Amount, and the Adjusted Tracking Fee Shortfall will be included in the calculation of the Accrued Tracking Fee as of the last Index Business Day in the Acceleration Valuation Period.

The “Adjusted Reference Distribution Amount,” as of the Acceleration Date, is an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to an Index Constituent Security for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from, but excluding, the Initial Trade Date) to, and including, the Acceleration Date.

The “Adjusted Tracking Fee,” as of the Acceleration Date, is an amount equal to (a) the Tracking Fee Shortfall as of the immediately preceding Coupon Valuation Date plus (b) the product of (i) the Annual Tracking Fee as of such Acceleration Date and (ii) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Coupon Valuation Date (or if the Acceleration Date occurs prior to the first Coupon Valuation Date, the period from, but excluding, the Initial Trade Date) to, and including, such Acceleration Date, and the denominator of which is 365.

The “Adjusted Tracking Fee Shortfall,” as of the Acceleration Date, is the difference between the Adjusted Tracking Fee and the Adjusted Reference Distribution Amount, to the extent that the Adjusted Reference Distribution Amount, calculated as of such Acceleration Date, is less than the Adjusted Tracking Fee, calculated as of such Acceleration Date.

Some of the defined terms used in this section have different applications when used in determining the Redemption Amount or the Call Settlement Amount. For the definition of the terms relevant to early redemption or a call, please refer to “— Early Redemption at the Option of the Holders” or “— UBS’s Call Right,” respectively.

Loss Rebalancing Events

A Loss Rebalancing Event will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0. This means that after a Loss Rebalancing Event, a constant percentage increase in the Index Closing Level will have less of a positive effect on the value of your Securities relative to before the occurrence of the Loss Rebalancing Event.

A “Loss Rebalancing Event” occurs if, at any time, the Intraday Index Value on any Index Business Day (other than an Excluded Day, as defined herein) decreases 20% in value from the previous Monthly Initial Closing Level or Loss Rebalancing Closing Level, whichever is more recent. If a Loss Rebalancing Event occurs, the Current Principal Amount of the Securities will be reset as described below, which will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0. A Loss Rebalancing Event may occur irrespective of whether a Market Disruption Event also occurs on such Index Business Day.

Upon the occurrence of a Loss Rebalancing Event, the Current Principal Amount will be reset on the applicable Loss Rebalancing Reset Date as follows:

New Current Principal  Amount = previous Current Principal Amount × Index Factor on the applicable Loss Rebalancing Valuation Date – Accrued Financing Charges on the applicable Loss Rebalancing Valuation Date

In the event of a Loss Rebalancing Event, the Financing Rate will not be adjusted.

On the next Monthly Valuation Date following one or more Loss Rebalancing Events, the Monthly Initial Closing Level will be replaced with the most recent Loss Rebalancing Closing Level in the calculation of the Index Performance Ratio.

Loss Rebalancing Events may occur multiple times over the term of the Securities and may occur multiple times during a single calendar month. This means both that (i) the Current Principal Amount may be reset more frequently than monthly and (ii) the cumulative effect of compounding and fees will have increased as a result of the Loss Rebalancing Event(s). Because each Loss Rebalancing Event will have the effect of deleveraging your Securities, following a Loss Rebalancing Event your Securities will entitle you to less of a positive gain in value relative to before the occurrence of such Loss Rebalancing Event.

On any Loss Rebalancing Valuation Date, the “Accrued Financing Charges” for each Security will equal the product of (i) the Financing Level on the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, times (ii) the Financing Rate times (iii) the number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, to, and including, the then current Loss Rebalancing Valuation Date divided by (iv) 360.

An “Excluded Day” means (i) the Index Business Day immediately preceding any Monthly Valuation Date, (ii) any Monthly Valuation Date, (iii) any Loss Rebalancing Valuation Date (iv) the Index Business Day immediately preceding the first day of the Final Measurement Period or any day after such Index Business Day, (v) the Index Business Day immediately preceding the first day of the Call Measurement Period or any day after such Index Business Day, or (vi) the Acceleration Date or any day after the Acceleration Date).

“Loss Rebalancing Closing Level” means the Index Closing Level on the Loss Rebalancing Valuation Date.

“Loss Rebalancing Reset Date” means the first Index Business Day immediately following a Loss Rebalancing Valuation Date, subject to adjustment as described under “— Market Disruption Event.”

“Loss Rebalancing Valuation Date” means the first Index Business Day following the occurrence of such Loss Rebalancing Event, subject to adjustment as described under “— Market Disruption Event.”

Security Calculation Agent

UBS Securities LLC will act as the Security Calculation Agent. The Security Calculation Agent will be solely responsible for all determinations and calculations regarding the value of the Securities, including, at maturity or upon early redemption or call, or at other times, the Current Principal Amount (after the initial calendar month or the occurrence of the first Loss Rebalancing Event, whichever comes first), Market Disruption Events, Business Days, Index Business Days, Exchange Business Days, the Index Factor, the Index Performance Ratio, the Index Valuation Level, the Financing Level, the Accrued Financing Charges, the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Annual Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Fee Amount, the Cash Settlement Amount, if any, that we will pay you at maturity, the Coupon Ex-Dates, the Coupon Record Dates, the Redemption Amount, if any, that we will pay you upon redemption, if applicable, the Acceleration Amount that we will pay you upon acceleration, the Call Settlement Amount, if any, that we will pay you in the event that UBS calls the Securities, whether a Loss Rebalancing Event has occurred and whether any day is a Business Day, Index Business Day or an Exchange Business Day and all such other matters as may be specified elsewhere herein as matters to be determined by the Security Calculation Agent. The Security Calculation Agent will also be responsible for determining whether the Index has been discontinued and whether there has been a material change in the Index. The Security Calculation Agent will make all such determinations and calculations in its sole discretion, and absent manifest error, all determinations of the Security Calculation Agent will be conclusive for all purposes and binding on us, you, and all other persons having an interest in the Security, without liability on the part of the Security Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any determinations or calculations made by the Security Calculation Agent. We may appoint a different Security Calculation Agent from time to time without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity, call or acceleration, or upon early redemption, or on a Coupon Payment Date on or prior to 12:00 noon, New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, any Call Settlement Date, Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Annual Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Amount and Redemption Fee Amount, if any, per Security, the Call Settlement Amount, if any, per Security, the Current Principal Amount, the Acceleration Amount, the Financing Level, the Accrued Financing Charges, and the Cash Settlement Amount, if any, per Security, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to ..7655); and all dollar amounts paid on the Stated Principal Amount of the Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Security Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3,

October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

To the extent a Market Disruption Event with respect to the Index has occurred or is continuing on the Redemption Valuation Date or any Monthly Valuation Date or Loss Rebalancing Valuation Date, the Index Closing Level for such Redemption Valuation Date, Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day on which a Market Disruption Event does not occur or is not continuing with respect to the Index. For example, if the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount, assuming that no such Market Disruption Event has occurred or is continuing on October 4.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date or any Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date, as applicable, occurring more than three Index Business Days following the day originally scheduled to be such final Averaging Date or such Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date. If a Market Disruption Event has occurred or is continuing with respect to the Index on the third Index Business Day following the date originally scheduled to be the final Averaging Date or any Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date, as applicable, the Security Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Index Business Day but for such Market Disruption Event. If any Monthly Valuation Date or Loss Rebalancing Valuation Date is postponed as described above, the succeeding Monthly Reset Date or Loss Rebalancing Reset Date will occur on the next Index Business Day following the postponed Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable.

An “Averaging Date” means each of the Index Business Days during the Final Measurement Period, the Call Measurement Period or the Acceleration Valuation Period, as applicable, subject to adjustment as described herein.

(a)           Any of the following will be a Market Disruption Event with respect to the Index, in each case as determined by the Security Calculation Agent in its sole discretion:

(b)           suspension, absence or material limitation of trading in a material number of Index Constituent Securities for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

(c)           suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to a material number of Index Constituent Securities in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

(d)           the Index is not published; or

(e)           in any other event, if the Security Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect as described in the section entitled “Use of Proceeds and Hedging” of the applicable prospectus supplement.

The following events will not be Market Disruption Events with respect to the Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Constituent Securities.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the Index or any Index Constituent Securities are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series B” above. If we exercise this right, the redemption price of the Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic positions.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

In addition to the default amount described below, we will also pay the Coupon Amount per Security, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment,” calculated as if the date of acceleration was the last Index Business Day in the Final Measurement Period and the four Index Business Days immediately preceding the date of acceleration were the corresponding Index Business Days in the accelerated Final Measurement Period, with the fourth Index Business Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Index Business Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series B, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series B” above, under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars as determined by the Security Calculation Agent in its sole discretion, for the aggregate Stated Principal Amount of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the

Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five (5) Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five (5) Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index or Termination of Our License Agreement with the Index Sponsor

If the Index Sponsor discontinues publication of the Index, or if our license agreement with the Index Sponsor terminates, and any other person or entity publishes an index that the Security Calculation Agent determines is comparable to the Index and the Security Calculation Agent approves such index as a successor index, then the Security Calculation Agent will determine the Index Closing Level on the applicable dates of determination and the amount payable at maturity, call, acceleration or upon early redemption by reference to such successor index.

Upon any selection by the Security Calculation Agent of a successor Index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If SPDJI discontinues publication of the Index, or if our license agreement with the Index Sponsor terminates, prior to, and such discontinuation or termination is continuing on the Calculation Date or any Index Business Day during the Final Measurement Period, Call Measurement Period or Acceleration Valuation Period, or on the Redemption Valuation Date or on any Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, or on any other relevant date on which the Index Closing Level is to be determined and the Security Calculation Agent determines that no successor index is available at such time, or the Security Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on the Calculation Date or any Index Business Day during the Final Measurement Period, Call Measurement Period, or Acceleration Valuation Period, or on the Redemption Valuation Date or on any Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, or any other relevant date on which the Index Closing Level is to be determined, then the Security Calculation Agent will determine the Index Closing Level using the Index Closing Level on the last Index Business Day immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions. In such event, the Security Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the Index Closing Level of the Index or such successor index does not, in the opinion of the Security Calculation Agent, fairly represent the Index Closing Level of the Index or such successor index had such changes or modifications not been made, then the Security Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Security Calculation Agent, may be necessary in order to arrive at an Index Closing Level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the Security Calculation Agent will calculate the Index Closing Level for the Index or such successor index with reference to the Index or such successor index, as adjusted. The Security Calculation Agent will accordingly calculate the Index Closing Level, the Index Valuation Level, the Index Performance Ratio, the Coupon Amount, the Adjusted Coupon Amount, if any, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Adjusted Reference Distribution Amount, the Accrued Tracking Fee (including the Annual Tracking Fee, any Tracking Fee Shortfall and any Adjusted Tracking Fee Shortfall), the Adjusted Tracking Fee, the Redemption Fee Amount, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon early redemption, if applicable, the Call Settlement Amount, if any, that we will pay you in the event UBS calls the Securities, the Acceleration Amount that we will pay you in the event of an acceleration upon minimum indicative value, if applicable, the

Loss Rebalancing Closing Level, if any, and the Monthly Initial Closing Level based on the Index Closing Level calculated by the Security Calculation Agent, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), which, in turn, causes the Index Closing Level of the Index or such successor index to be a fraction of what it would have been if there had been no such modification, then the Security Calculation Agent will make such calculations and adjustments in order to arrive at an Index Closing Level for the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

All determinations and adjustments to be made by the Security Calculation Agent may be made in the Security Calculation Agent’s sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity, call or acceleration, or upon early redemption, will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day or a New York Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Cash Settlement Amount at Maturity,” “— UBS’s Call Right” and “— Early Redemption at the Option of the Holders” above.

Reissuances or Reopened Issues

We may issue additional Securities without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series B” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate Stated Principal Amount of the outstanding Securities of the class. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

38. ETRACS S&P GSCI Crude Oil Total Return Index ETN due February 22, 2046

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described under “Medium-Term Notes, Series B” above. The terms described supplement those described under “Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

The Securities are part of a single series of senior debt securities issued under our indenture dated as of June 12, 2015 between us and U.S. Bank Trust National Association, as trustee.

We describe the terms of the Securities in more detail below.

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

Coupon

We will not pay you interest during the term of the Securities.

Denomination

The Stated Principal Amount of the Securities is $25 per Security.

Cash Settlement Amount at Maturity

The Securities do not guarantee any return of principal at, or prior to, maturity, call or upon early redemption. Instead, on the Maturity Date, you will receive a cash payment per Security equal to the Current Principal Amount as of the Final Valuation Date.

Current Principal Amount

On the Initial Trade Date, the “Current Principal Amount” is equal to $25.00 per Security. For each subsequent calendar day, the Current Principal Amount will equal:

(Current Principal Amount on the previous calendar day × Daily Index Factor) — Fee Amount Daily Index Factor

The “Daily Index Factor” on any Index Business Day will equal (i) the Index Closing Level on such Index Business Day divided by (ii) the Index Closing Level on the immediately preceding Index Business Day. The Daily Index Factor will equal one on any calendar day that is not an Index Business Day.

For purposes of calculating the Current Principal Amount at maturity, call or upon early redemption, the Daily Index Factor will be determined as of the Final Valuation Date or corresponding Valuation Date, as the case may be. If the amount calculated above is equal to or less than zero, the payment at maturity will be zero.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Primary Exchange” means, with respect to each Index Commodity, the exchange where the Index Commodity has its listing.

“Related Exchange” means, with respect to each Index Commodity, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agent) on the overall market for futures or options contracts relating to such Index Commodity.

A “Trading Day” means any day on which (i) the value of the Index is published by Bloomberg or Thomson Reuters, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the Primary Exchanges on which the Index Commodities are traded, in each case as determined by the Calculation Agent in its sole discretion.

Fee Amount

The Securities are subject to a “Fee Amount” per Security equal to 0.50% per annum. On the Initial Trade Date, the Fee Amount is equal to zero. On each subsequent calendar day, the Fee Amount equals the product of (i) 0.50% divided by 365 times (ii) the Current Principal Amount on the previous calendar day.

Maturity Date

The “Maturity Date” will be February 22, 2046, unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day. If the third Trading Day before February 22, 2046 does not qualify as the Final Valuation Date as determined in accordance with “— Valuation Dates” below, then the Maturity Date will be the third Trading Day following the Final Valuation Date. The Security Calculation Agent may postpone the Final Valuation Date — and therefore the Maturity Date — if a market disruption event or force majeure event occurs or is continuing on a day that would otherwise be the Final Valuation Date. We describe market disruption events under “— Market Disruption Event” below.

Unlike ordinary debt securities, the Securities do not pay interest and do not guarantee any return of principal at maturity or upon an early redemption.

The Securities are fully exposed to any decline in the level of the Index. You may lose all or a substantial portion of your investment if the Index level on Final Valuation Date or the Applicable Valuation Date, as the case may be, is not sufficient to offset the negative effect of the Fee Amount. In addition, the Fee Amount will be calculated based on a daily Current Principal Amount and therefore will depend on the daily fluctuations of the Index level. If the amount calculated above is equal to or less than zero, the payment at maturity, call or upon early redemption will be zero.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right. See “Specific Terms of the Securities — UBS’s Call Right” below.

Valuation Dates

The applicable Valuation Date means (i) with respect to an early redemption, the third Index Business Day prior to the related Redemption Date, which day is also the first Index Business Day following the date that a Redemption Notice and Redemption Confirmation are delivered in compliance with the redemption procedures, (ii) with respect to UBS’s exercise of its “Call Right,” the third Trading Day prior to the Call Settlement Date, and (iii) with respect to the Maturity Date, the Final Valuation Date. The “Final Valuation Date” will be the Trading Day that falls on February 16, 2046.

If the Security Calculation Agent determines that a market disruption event or force majeure event occurs or is continuing on a Valuation Date, the applicable Valuation Date will be the first following Trading Day on which the Security Calculation Agent determines that a market disruption event or force majeure event does not occur and is not continuing. In no event, however, will the applicable Valuation Date for the Securities be postponed by more than five Trading Days.

If the Security Calculation Agent determines that a market disruption event or force majeure event occurs or is continuing on February 16, 2046, then the Final Valuation Date will be the first following Trading Day on which the Security Calculation Agent determines that a market disruption event or force majeure event does not occur and is not continuing. In no event, however, will the Final Valuation Date be postponed by more than five Trading Days.

Underlying Index

The return on the Securities is linked to the performance of the S&P GSCI Crude Oil Total Return Index. The Index is a sub-index of the S&P GSCI commodity index (“S&P GSCI”) and reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the Index, plus the Treasury Bill rate of interest that could be earned on funds committed to the trading of the underlying contracts (the “Index Commodities”). The only contract currently used to calculate the Index is the West Texas Intermediate (“WTI”) crude oil futures contract traded on the New York Mercantile Exchange. The S&P GSCI is an index on a production-weighted basket of futures contracts on physical commodities traded on trading facilities in major industrialized countries. The Index is sponsored by S&P Dow Jones Indices LLC, a division of The McGraw-Hill Companies, Inc. (“SPDJI” or the “Index Sponsor”).

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request to have us redeem your Securities on any Index Business Day no later than 12:00 noon, New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on any Index Business Day, provided that you request that we redeem a minimum of 50,000 Securities. We reserve the right from time to time to waive this minimum redemption amount in our sole discretion on a case-by-case basis. You should not assume you will be entitled to the benefit of any such waiver. For any applicable redemption request, the “Redemption Valuation Date” will be the first Index Business Day following the date that the applicable redemption notice and redemption confirmation are delivered, except that we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the notice of redemption is received by UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such acceleration. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities. The first Redemption Date will be February 26, 2016 and the final Redemption Date will be February 15, 2046.

Upon early redemption, you will receive per Security a cash payment on the relevant Redemption Date equal to the Current Principal Amount as of the applicable Valuation Date, minus the Redemption Fee Amount as of the applicable Valuation Date. We refer to this cash payment as the “Redemption Amount.” If the amount calculated above is less than or equal to zero, the payment upon early redemption will be zero.

As of any Valuation Date, the “Redemption Fee Amount” means an amount per Security equal to the product of (i) 0.125% and (ii) the Current Principal Amount as of such Valuation Date.

You may lose all or a substantial portion of your investment upon early redemption if the level of the declines or does not increase by an amount sufficient to offset the combined negative effect of the Fee Amount and the Redemption Fee Amount.

We discuss these matters in “Medium-Term Notes, Series B” above, under “Description of Debt Securities We May Offer — Redemption and Payment.”

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner or that they will be successful in counteracting any divergence in the market price of the Securities and their indicative value.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right. See “Specific Terms of the Securities — UBS’s Call Right” below.

Redemption Dates

The applicable “Redemption Date” means the third Index Business Day following the corresponding Valuation Date (other than the Final Valuation Date) or, if such day is not an Index Business Day, the next following Business Day. The final Redemption Date will be February 15, 2046.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to UBS via email no later than 12:00 noon (New York City time) on the Index Business Day immediately preceding the applicable Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 12:00 noon (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Index Business Day prior to the applicable Valuation Date, your notice will not be effective, you will not be able to redeem your Securities on the applicable Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

We reserve the right from time to time to waive the minimum redemption amount or the Redemption Fee Amount in our sole discretion on a case-by-case basis. In addition, we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the notice of redemption is received by UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such waiver or election to accelerate the Redemption Valuation Date.

UBS’s Call Right

On any Trading Day on or after February 21, 2016 through and including the Maturity Date, UBS may at its option redeem all, but not less than all, issued and outstanding Securities. To exercise its Call Right, UBS must provide notice to the holders of the Securities not less than ten calendar days prior to the Call Settlement Date specified by UBS. In the event UBS exercises this right, you will receive a cash payment equal to the Current Principal Amount as of the Valuation Date. We refer to this cash payment as the “Call Settlement Amount.” See also “Description of the Debt Securities We May Offer — Redemption and Payment” in “Medium-Term Notes, Series B”.

You may lose all or a substantial portion of your investment upon UBS’s exercise of its Call Right if the level of the Index declines or does not increase by an amount sufficient to offset the negative effect of the Fee Amount.

Security Calculation Agent

UBS Securities LLC will act as the Security Calculation Agent. The Security Calculation Agent will determine, among other things, the Daily Index Factor, the Fee Amount, the Redemption Fee Amount and the Current Principal Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, that we will pay you upon redemption, if applicable, the Call Settlement Amount, if any, that we will pay you in the event that UBS calls the Securities, and whether any day is a Business Day, Index Business Day or Trading Day. The Security Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the Index has been discontinued and whether there has been a material change in the Index. All determinations made by the Security Calculation Agent will be at the sole discretion of the Security Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Security Calculation Agent from time to time without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity, call or upon early redemption on or prior to 12:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date or Call Settlement Date, as applicable.

All dollar amounts related to determination of the Current Principal Amount, the Fee Amount, the Redemption Amount and Redemption Fee Amount per Security, and the Call Settlement Amount, if any, per Security will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to ..7655); and all dollar amounts paid on the aggregate principal amount of Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

If the Index is not published on an Index Business Day, or if a market disruption event or a force majeure event (each as defined below) has occurred or is occurring, and such event affects the Index and/or the ability to hedge the Index, the Security Calculation Agent may (but is not required to) make determinations and/or adjustments to the Index or method of calculating the Index. The determination of the value of a Security on a Valuation Date, including the Final Valuation Date, may be postponed if the Security Calculation Agent determines that a market disruption event or force majeure event has occurred or is continuing on such Valuation Date. In that event, the applicable Valuation Date will be the next following Trading Day on which a market disruption event or force majeure event does not occur and is not continuing. In no event, however, will a Valuation Date be postponed by more than five Trading Days. If a Valuation Date is postponed until the fifth Trading Day following the scheduled Valuation Date but a market disruption event occurs or is continuing on such day, that day will nevertheless be the Valuation Date and the Security Calculation Agent will make a good faith estimate in its sole discretion of the value of the Index for such day. All determinations and adjustments to be made by the Security Calculation Agent may be made in the Security Calculation Agent’s sole discretion. The occurrence or existence of any of the following, as determined by the Security Calculation Agent in its sole discretion, will constitute a market disruption event with respect to the Index:

Ø   suspension, absence or material limitation of trading in a material number of Index Commodities for more than two hours or during the one-half hour before the settlement period in the applicable market or markets;

Ø   the daily contract reference price for any Index Commodity is a “limit price,” which means that the daily contract reference price for such contract has increased or decreased from the previous day’s daily contract reference price by the maximum amount permitted under the applicable rules or procedures of the relevant trading facility and the Security Calculation Agent determines that such event affects the Index and/or the ability to hedge the Index;

Ø   suspension, absence or material limitation of trading in option or futures contracts relating to the Index in the primary market or markets for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market;

Ø   the Index is not published;

Ø   the settlement price is not published for any individual exchange-traded futures contract included in the Index; or

Ø   in any other event, if the Security Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect as described in the section entitled “Use of Proceeds and Hedging” of the applicable prospectus supplement.

A “force majeure event” includes any event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that the Security Calculation Agent determines to be beyond its reasonable control and materially affects the Index or trading in option or futures contracts relating to the Index or to a material number of Index Commodities.

The following events will not be market disruption events with respect to the Index:

Ø   a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

Ø   a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Commodities.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the Index or any Index Commodities are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series B” above. If we exercise this right, the redemption price of the Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series B, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the Medium- Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series B” above, under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars for the principal of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Final Valuation Date, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance or Modification of the Index or Termination of Our License Agreement with the Index Sponsor

If the Index Sponsor discontinues publication of the Index, or if our license agreement with the Index Sponsor terminates, and any other person or entity publishes an index that the Security Calculation Agent determines is comparable to the Index and the Security Calculation Agent approves such index as a successor index, then the Security Calculation Agent will determine the value of the Index on the applicable Valuation Date and the amount payable at maturity, call or upon early redemption by reference to such successor index.

If our license agreement with the Index Sponsor terminates, or the Security Calculation Agent determines that the publication of the Index is discontinued and there is no successor index, or that a market disruption event or force majeure event has occurred and is continuing on the date on which the value of the Index is required to be determined, the Security Calculation Agent will determine the amount payable by a computation methodology that the Security Calculation Agent determines will as closely as reasonably possible replicate the Index.

If the Security Calculation Agent determines that the Index or the method of calculating the Index has been changed at any time in any respect, including whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, or is due to any other reason, then the Security Calculation Agent will be permitted (but not required) to make such adjustments to the Index or method of calculating the Index as it believes are appropriate to ensure that the value of the Index used to determine the amount payable at maturity, call or upon early redemption is equitable.

All determinations and adjustments to be made by the calculation agent may be made in the calculation agent’s sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity, call or upon early redemption will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Cash Settlement Amount at Maturity,” “— UBS’s Call Right” and “— Early Redemption at the Option of the Holders” above.

Defeasance

Neither full defeasance nor covenant defeasance, as described in “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance,” will apply to the Securities.

Reissuances or Reopened Issues

We may issue additional Securities without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series B” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate stated principal amount of the outstanding Securities of the class, plus the aggregate stated principal amount of any Securities bearing the same CUSIP number that are issued pursuant to any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

39. UBS ETRACS—ProShares Daily 3x Long Crude ETN linked to the Bloomberg WTI Crude Oil Subindex ER due January 4, 2047 (the “3X Long Securities”);
40. UBS ETRACS—ProShares Daily 3x Inverse Crude ETN linked to the Bloomberg WTI Crude Oil Subindex ER due January 4, 2047 (the “3X Inverse Securities”)

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of UBS AG debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described under “Medium-Term Notes, Series B” above. The terms described here supplement those described under “Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

The Securities are part of a single series of senior debt securities issued under our indenture, dated as of June 12, 2015 between us and U.S. Bank Trust National Association, as trustee.

We describe the terms of the Securities in more detail below.

Principal Amount: $100,000,000 (3X Long Securities); $100,000,000 (3X Inverse Securities)

Issuer: UBS AG (London Branch)

Coupon

We will not pay you interest during the term of the Securities.

Denomination

The Stated Principal Amount of the Securities is $25 per Security

Cash Settlement Amount at Maturity

The Securities do not guarantee any return of principal at, or prior to, maturity or call, or upon early redemption or acceleration. Instead, you will receive a cash payment per Security based on the three times leveraged performance of the Index (or, in the case of the 3X Inverse Securities, the three times inverse leveraged performance of the Index, as reduced by the Annual Tracking Fee and, if applicable, a Redemption Fee Amount and creation fee as described under “— Cash Settlement Amount at Maturity.” If the amount as calculated is equal to or less than zero, the Cash Settlement Amount will be zero and you will not receive a cash payment.

If you exercise your right to have us redeem your Securities of any series, subject to compliance with the redemption procedures, for each Security you will receive a cash payment per Security of such series on the relevant Redemption Date equal to the Redemption Amount as described under “— Early Redemption at the Option of the Holders.” If the amount as calculated is equal to or less than zero, the Redemption Amount will be zero and you will not receive a cash payment.

Current Principal Amount

On the Initial Trade Date, the “Current Principal Amount” for the Securities of each series is equal to $25.00 per Security. For each subsequent calendar day, except for a calendar day during the Call Measurement Period and except for a day on which a Deleveraging Event occurs, the Current Principal Amount per Security, for each series of Securities, will equal:

(Current Principal Amount of such series on the previous calendar day × Index Factor for the applicable series of Securities) — Annual Tracking Fee for the Securities of such series.

Upon the occurrence of a Deleveraging Event with respect to any series of Securities, the Current Principal Amount for such series of Securities on the day of the Deleveraging Event will equal:

CPA= [CPAt–1 ×  (DA + [1 + LA  ×  ((IRL/ICLt–1) – 1)] ×  [1 + LA/3 ×  {ICLt/IRL) – 1}]] – Annual Tracking Fee

For each calendar day during the Call Measurement Period for a series of Securities, the Current Principal Amount for such series of Securities will equal: (1) the sum of (a) the Index Exposure and (b) the Notional Cash Amount minus (2) the Annual Tracking Fee for such series of Securities on such calendar day.

Annual Tracking Fee

“Annual Tracking Fee” means a fee per Security of any series that will be subtracted from the Current Principal Amount of each series of Securities on each calendar day. On the Initial Trade Date, the Annual Tracking Fee is equal to zero. On each subsequent calendar day, the Annual Tracking Fee for the 3X Long Securities equals the product of (i) 1.45% divided by 365 times (ii) the Current Principal Amount for such Securities on the previous calendar day. On each subsequent calendar day, the Annual Tracking Fee for the 3X Inverse Securities equals the product of (i) 1.85% divided by 365 times (ii) the Current Principal Amount for such Securities on the previous calendar day. For the purpose of calculating the Annual Tracking Fee, if such previous calendar day was not an Index Business Day, the Current Principal Amount will be calculated based on the Current Principal Amount for such series of Securities on the immediately preceding Index Business Day.

Maturity

The “Maturity Date” is January 4, 2047, which will be the third Business Day following the Final Valuation Date, subject to adjustment as described below under “— Market Disruption Event.”

For the Securities of any series, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to the Current Principal Amount of such series of Securities on the Final Valuation Date, calculated as follows:

(a)           the product of:

(i)            the Current Principal Amount of such series on the previous day and

(ii)           the Index Factor for the applicable series of Securities as of the Final Valuation Date, minus

(b)           the Annual Tracking Fee for such series as of the Final Valuation Date.

We refer to this cash payment as the “Cash Settlement Amount.” If the amount calculated above is equal to or less than zero, the payment at maturity will be zero.

The following graphic illustrates the formula to determine the Cash Settlement Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	–	Annual Tracking Fee

You may lose all or a substantial portion of your investment at maturity. The combined negative effect of the Annual Tracking Fee will reduce your final payment. You will lose some or all of your investment if the level of the Index decreases or does not increase sufficiently in the case of the 3X Long Securities or if it increases or does not decrease sufficiently in the case of the 3X Inverse Securities (in each case in addition to the Daily Accrual) to offset the sum of the Annual Tracking Fee over the term of the Securities. If this occurs, you will receive less than the initial investment amount of your Securities at maturity, upon early redemption or upon acceleration of the Securities. Due to leverage, the Securities are very sensitive to changes in the level of the Index and the path of the Index. If the daily leveraged return of the Index (or, for the 3X Inverse Securities, the inverse return of the Index) is insufficient to offset the negative effect of the Annual Tracking Fee, or if the daily leveraged return of the Index is negative (or, for the 3X Inverse Securities, positive), you may lose all or a substantial portion of your investment at maturity, call, early redemption or upon acceleration.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right and, upon the occurrence of a Stop Loss Termination Event, the Securities may be accelerated and redeemed. See “Specific Terms of the Securities — UBS’s Call Right” and “Specific Terms of the Securities — UBS Optional Acceleration upon Occurrence of a Stop Loss Termination Event” below.

Terms and Definitions

The “Stated Principal Amount” of each Security is $25. The Securities may be issued and sold over time at then-current market prices which may be significantly higher or lower than the Stated Principal Amount.

The “Index Factor” on any Index Business Day will equal the following:

The Index Factor for the 3X Long Securities will equal:

(i)            one; plus

(ii)           the Daily Accrual on such Index Business Day; plus

(ii)           (a) three; times

(b) the Index Performance Ratio

The Index Factor for the 3X Inverse Securities will equal:

(i)            one; plus

(ii)           the Daily Accrual on such Index Business Day; plus

(iii)          (a) negative three; times

(b) the Index Performance Ratio

The Index Factor for each series of Securities will be deemed to equal one on any calendar day that is not an Index Business Day.

The “Index Performance Ratio” for each series of Securities, on any Index Business Day, except as described below with respect to a Market Disruption Event, will equal:

(i)            (a) the Index Closing Level on such Index Business Day; divided by

(b) the Index Closing Level on the immediately preceding Index Business Day; minus

(ii)           one.

The Index Performance Ratio will equal zero on any calendar day that is not an Index Business Day.

However, in the following circumstances, the calculation of the Index Performance Ratio for a series of Securities will be modified so that the applicable leverage of the Securities does not reset for the period described below:

If a Market Disruption Event occurs or is continuing on any Index Business Day with respect to any series of Securities, the calculation of the Index Performance Ratio for such series of Securities will be modified so that the applicable leveraged exposure does not reset until the first Index Business Day on which no Market Disruption Event with respect to such series of Securities occurs or is continuing. Accordingly, if on any Index Business Day (for purposes of the calculation of the Index Performance Ratio, the “date of determination”) a Market Disruption Event with respect to any series of Securities occurs or is continuing on the date of determination or occurred or was continuing on the Index Business Day immediately preceding the date of determination, then the Index Performance Ratio for such series of Securities on the date of determination will equal:

                    (ICLd  – ICLd–1)
ICL0 + [L ×  (ICLd–1 – ICL0)]

where:

ILCd = the Index Closing Level on the date of determination;

ILCd-1 = the Index Closing Level on the Index Business Day immediately preceding the date of determination;

ICL0 = the Index Closing Level on the Index Business Day on which no Market Disruption Event occurred or was continuing that most closely precedes the date of determination; and

L = the applicable Leverage Amount.

In addition, if a Market Disruption Event occurs or is continuing on any date of determination or occurred or was continuing on the Index Business Day immediately preceding the date of determination, the Security Calculation Agent will determine the Index Performance Ratio on such date of determination using an appropriate Index Closing Level for such date of determination and/or such prior Index Business Day taking into account the nature and duration of such Market Disruption Event. Without limiting the generality of the preceding sentence, if a Market Disruption Event occurs during any “roll period” for the Index (as described above), the Security Calculation Agent may, but are not required to, calculate an appropriate Index Closing Level on each applicable Index Business Day without giving effect to any “rolling” of futures contracts that may take place under the Index rules.

The “Index Rebalancing Level” means, for the 3x Long Securities, the lowest price of the Index during the Rebalancing Period.

The “Index Rebalancing Level” means, for the 3x Inverse Securities, the highest price of the Index during the Rebalancing Period.

The “Rebalancing Period” means the 15 minute period beginning in the next quarter hour immediately after the Deleveraging Event occurs (i.e. if the intraday indicative value of the series of Securities is equal to or less than 30% of the previous day’s Current Principal Amount for such series of Securities at 11:07 a.m., New York City time, then the Rebalancing Period would be the period between 11:15 a.m. and 11:30 a.m., New York City Time, on such date).

A “Deleveraging Event” with respect to any series of Securities, means the occurrence of a Stop Loss Termination Event at or after 9:30 a.m. and to, but before, 2:00 p.m., New York City time, on any Index Business Day.

The “Index Exposure” means for each series of Securities, on each Valuation Date during the Call Measurement Period, as applicable, the product of (i) the Index Exposure on the immediately preceding Valuation Date (or, in the case of the first day of such Call Measurement Period, the Current Principal Amount of such series of Securities on the immediately preceding Index Business Day) multiplied by the Index Factor on the current Valuation Date and (ii) a fraction equal to (a) the number of scheduled Valuation Dates left in the applicable Call Measurement Period, excluding the current Valuation Date, divided by (b) the number of scheduled Valuation Dates left in the applicable Call Measurement Period, including the current Valuation Date. The Index Exposure on any day that is not a Valuation Date will be deemed to be the same as on the immediately preceding Valuation Date.

The “Notional Cash Amount” means, for each series of Securities, on each Valuation Date during the Call Measurement Period, as applicable, the sum of (i) the Notional Cash Amount on the immediately preceding Valuation Date (or, in the case of the first day of such Call Measurement Period, $0.00) and (ii) (a) the Index Exposure on the immediately preceding Valuation Date (or, in the case of the first day of such Call Measurement Period, the Current Principal Amount of such series of Securities on the immediately preceding Valuation Date) multiplied by (b) the Index Factor on the current Valuation Date multiplied by (c) 1 divided by the number of scheduled Valuation Dates left in the applicable Call Measurement Period, including the current Valuation Date. The Notional Cash Amount on any day that is not a Valuation Date will be deemed to be the same as on the immediately preceding Valuation Date.

The “Daily Accrual” represents the rate of interest that could be earned on a notional capital reinvestment at the generic one month U.S. Treasury Bill rate as reported on Bloomberg under the ticker: GB1M Index (or any successor ticker on Bloomberg or any successor service). The Daily Accrual for any series of Securities on any Index Business Day for such series of Securities will equal:

Where Tbillst-1 is the generic one month U.S. Treasury Bill rate reported on Bloomberg on the prior Index Business Day for such series of Securities and d is the number of calendar days from and including the immediately prior Index Business Day for such series of Securities to but excluding the date of determination. The Daily Accrual for any series of Securities is deemed to equal zero on any day that is not an Index Business Day for such series of Securities.

The “Index Closing Level” will equal the closing level of the Index on any date of determination, as reported on the NYSE and Bloomberg L.P.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banking institutions in The City of New York, generally, are authorized or obligated by law, regulation or executive order to close.

The “Index Administrator” means the entity that calculates level of the Index, which is currently Bloomberg Finance L.P, a division of Bloomberg L.P., a privately held financial software, data and media company.

An “Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

An “Exchange Business Day” means any day on which the Primary Exchange or market for trading of the Securities is scheduled to be open for trading.

A “Primary Exchange” means, with respect to each Index Contract or each WTI crude oil futures contract underlying a successor index, the primary exchange or market of trading such Index Contract or such futures contract underlying a successor index.

A “Related Exchange” means, with respect to each Index Contract or each WTI crude oil futures contract underlying a successor index, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agent) on the overall market for futures or options contracts relating to such Index Contract or each WTI crude oil futures contract underlying a successor index.

A “Valuation Date” means for each series of Securities (i) with respect to an early redemption, the third Index Business Day prior to the related Redemption Date, which day is also the first Index Business Day following the date that a notice of Redemption (“Redemption Notice”) and notice of Redemption Confirmation (“Redemption Confirmation”) are delivered in compliance with the redemption procedures (or, in the sole discretion of UBS, the same date that the Redemption Notice and Redemption Confirmation are delivered in compliance with the redemption procedures) (a “Redemption Valuation Date”), (ii) with respect to UBS’s exercise of its Call Right, each Index Business Day during the Call Measurement Period, (iii) with respect to the Maturity Date, December 28, 2046 or, if such date is not an Index Business Day, the following Index Business Day (the “Final Valuation Date”) and (iv) with respect to the occurrence of a Stop Loss Termination Event, the Stop Loss Valuation Date. If a Market Disruption Event occurs on any of the applicable Valuation Dates, then such Valuation Date will be the next succeeding Index Business Day on which no Market Disruption occurs, but in no event more than five Index Business Days after the originally scheduled Valuation Date.

Underlying Index

The return on the Securities is linked to the performance of the Bloomberg WTI Crude Oil Subindex ER (the “Index”). The Index is designed to measure the returns that are potentially available through an unleveraged investment in rolling West Texas Intermediate crude oil futures contracts. The Index is a subindex of the excess return version of the Bloomberg Commodity Index (the “BCOM”) and a member of the Bloomberg Commodity Index Family. Bloomberg calculates BCOM, and each of the related indices and subindices in the Bloomberg Commodity Index Family, including the Index.

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request to have us redeem your Securities of any series on any Index Business Day no later than 4:00 p.m. (New York City time) and a confirmation of redemption by no later than 5:00 p.m. (New York City time) on any Index Business Day, provided that you request that we redeem a minimum of 50,000 Securities of the applicable series. We reserve the right from time to time to reduce or waive this minimum redemption amount in our sole discretion on a case-by-case basis. You should not assume you will be entitled to the benefit of any such waiver. For any applicable redemption request, the “Redemption Valuation Date” will be the first Index Business Day following the date that the applicable redemption notice and redemption confirmation are delivered, except that we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the notice of redemption is received by UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such acceleration. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other holders of the applicable series to reach this minimum amount of 50,000 Securities of the applicable series. The first Redemption Date will be January 13, 2017 and the final Redemption Date will be December 28, 2046.

Upon early redemption, you will receive per Security a cash payment on the relevant Redemption Date equal to the Current Principal Amount for the applicable Security as of the applicable Valuation Date, minus the Redemption Fee Amount as of the applicable Valuation Date. We refer to this cash payment as the “Redemption Amount.” If the amount calculated above is less than or equal to zero, the payment upon early redemption will be zero. We reserve the right from time to time to reduce or waive the Redemption Fee Amount in our sole discretion on a case-by-case basis. You should not assume you will be entitled to the benefit of any such waiver.

As of any Valuation Date, the “Redemption Fee Amount” means an amount per Security equal to the product of (i) 0.125% and (ii) the Current Principal Amount for the applicable Security as of such Valuation Date.

You may lose all or a substantial portion of your investment upon early redemption if the level of the Index returns are not sufficient to offset the combined negative effect of the Annual Tracking Fee, Redemption Fee Amount and creation fee.

We discuss these matters in ”Medium-Term Notes, Series B” above, under “Description of Debt Securities We May Offer — Redemption and Payment.”

The redemption feature is intended to induce arbitrageurs to counteract any trading of the Securities at a discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner or that they will be successful in counteracting any divergence in the market price of the Securities and their indicative value.

The Securities of any series may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right. See “Specific Terms of the Securities — UBS’s Call Right” below.

Redemption Dates

The applicable “Redemption Date” means the third Index Business Day following the corresponding Valuation Date (other than the Final Valuation Date) or, if such day is not an Index Business Day, the next following Business Day. The final Redemption Date will be December 28, 2046.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to UBS via email no later than 4:00 p.m. (New York City time) on the Index Business Day on which you elect to exercise your redemption right. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption to us via e-mail in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 12:00 noon (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 4:00 p.m. (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Business Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

We reserve the right from time to time to reduce or waive the minimum redemption amount or the Redemption Fee Amount in our sole discretion on a case-by-case basis. In addition, we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the notice of redemption is received by UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such waiver or election to accelerate the Redemption Valuation Date.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities of a series upon not less than eighteen (18) calendar days’ prior notice to the holders of the Securities of such series, such redemption to occur on any Business Day that we may specify on or after January 10, 2018 through and including the Maturity Date (the “Call Settlement Date”). Upon early redemption in the event we exercise this right, you will receive a cash payment equal to the Current Principal Amount for such series of Securities on the last Valuation Date in the Call Measurement Period (the “Call Valuation Date”). We refer to this cash payment as the “Call Settlement Amount.”

If the amount calculated above is equal to or less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

The Current Principal Amount will be calculated on each day during the Call Measurement Period so that the applicable leverage of the affected Securities does not reset after the Call Measurement Period begins.

The Index Performance Ratio and Index Factor will be calculated on each day during the Call Measurement Period so that the applicable leverage of the affected series of Securities does not reset after the Call Measurement Period begins.

The Call Settlement Date will be postponed if the last Call Valuation Date is postponed. No interest or additional payment will accrue or be payable as a result of any postponement of the Call Settlement Date. See “— Market Disruption Events” below.

The “Call Measurement Period” shall be a period of five consecutive Index Business Days for such series of Securities specified in our call notice, the first Index Business Day of which shall be at least two Business Days after the date on which we issue the call notice.

The Call Settlement Amount will be payable on the third Business Day following the last such Index Business Day in the Call Measurement Period (such third Business Day the “Call Settlement Date”). We will give you notice of any call of any series of Securities via press release.

You may lose all or a substantial portion of your investment upon a call. The combined negative effect of the Annual Tracking Fee will reduce your final payment. You will lose some or all of your investment if the level of the Index decreases or does not increase sufficiently in the case of the 3X Long Securities or if it increases or does not decrease sufficiently in the case of the 3X Inverse Securities (in each case in addition to the Daily Accrual) to offset the sum of the Annual Tracking Fee over the term of the Securities. If this occurs, you will receive less than the initial investment amount of your Securities at maturity, upon early redemption or upon acceleration of the Securities. Due to leverage, the Securities are very sensitive to changes in the level and path of the Index. If the leveraged return of the Index (or, for the 3X Inverse Securities, the inverse return of the Index) is insufficient to offset the negative effect of the Annual Tracking Fee or if the leveraged return of the Index is negative (or, for the 3X Inverse Securities, positive), you may lose all or a substantial portion of your investment upon a call.

In addition, upon the occurrence of an Stop Loss Termination Event, the Securities may be accelerated and redeemed. See “Specific Terms of the Securities — UBS Optional Acceleration upon Occurrence of a Stop Loss Termination Event” below.

Some of the defined terms used in this section have different applications when used in determining the Redemption Amount. For the definition of the terms relevant to early redemption, please refer to “—Early Redemption at the Option of the Holders.”

UBS Optional Acceleration upon Occurrence of a Stop Loss Termination Event

The “Stop Loss Termination Event” provisions of the Securities provide for the automatic deleveraging and optional redemption by UBS of a series of Securities in certain circumstances.

If, at any time, the intraday indicative value of any series of Securities on any Index Business Day, calculated as described in “Valuation of the Index and the Securities — Intraday Security Values,” is equal to or less than 30.0% of the Current Principal Amount of such series of Securities at the end of the prior Index Business Day (such event with respect to any series of Securities, a “Stop Loss Termination Event” and the day on which such event occurs, a “Stop Loss Termination Date”), all issued and outstanding Securities of such series may be redeemed by UBS, at its option, for a cash payment equal to the Stop Loss Redemption Amount (the “Acceleration Option”).

Deleveraging Event: If a Stop Loss Termination Event occurs at any time at or after 9:30 a.m. and to, but before 2:00 p.m., New York City time on any Index Business Day (a “Deleveraging Event”) with respect to any series of Securities, such series of Securities will be deleveraged for the remainder of the Stop Loss Termination Date, whether or not UBS exercises the Acceleration Option.

Upon the occurrence of a Deleveraging Event with respect to any series of Securities, the Current Principal Amount, for such series of Securities on any such Stop Loss Termination Date will equal the following, less the Annual Tracking Fee, as applicable:

(a) the Current Principal Amount for such series of Securities on the previous calendar day times (b) the Daily Accrual plus (i) 1 plus (ii) the Leverage Amount times (iii) the Index Rebalancing Level divided by the Index Closing Level on the previous calendar day, minus 1, times (c) 1 plus (i) the Leverage Amount divided by 3, times (ii) the Index Closing Level on the current Index Business Day divided by the Index Rebalancing Level (as defined below) on the current Index Business Day minus 1.

Acceleration Option: Upon the occurrence of a Stop Loss Termination Event with respect to any series of Securities, UBS will issue a press release before 9:00 a.m. on the Index Business Day following the Stop Loss Termination Date announcing whether or not it has elected to exercise its Acceleration Option for such series of Securities. If UBS elects to exercise such Acceleration Option, the holders of such series of Securities will receive the Stop Loss Redemption Amount (as defined below), which payment may be equal to zero. If UBS exercises the Acceleration Option with respect to a series of Securities, Holders of Securities of such series will not benefit from any future exposure to the Index after the Stop Loss Valuation Date. UBS is under no obligation to exercise its Acceleration Option and the Securities may remain outstanding following a Stop Loss Termination Event if UBS does not exercise the Acceleration Option.

The “Stop Loss Redemption Amount” for any series of Securities will be equal to the Current Principal Amount for such series of Securities at the close of trading on the Index Business Day following the Stop Loss Termination Date (such day, the “Stop Loss Valuation Date”).

If UBS elects to exercise its Acceleration Option for such series of Securities, you will receive on the Stop Loss Redemption Date only the Stop Loss Redemption Amount in respect of your investment in Securities of such series. If the Stop Loss Redemption Amount so calculated is equal to or less than zero, the payment upon acceleration will be zero.

If UBS exercises the Acceleration Option, the “Stop Loss Redemption Date” will be the fifth Business Day following the Stop Loss Termination Date; provided that if the calculation of the Stop Loss Redemption Amount is postponed as a result of a Market Disruption Event, the Stop Loss Redemption Date will be the fifth Business Day after the Stop Loss Redemption Amount is calculated.

If a Stop Loss Termination Event occurs with respect to any series of Securities and UBS exercises its Acceleration Option, you will receive on the Stop Loss Redemption Date only the Stop Loss Redemption Amount in respect of your investment in Securities of such series. If the Stop Loss Redemption Amount so calculated is equal to or less than zero, the payment upon acceleration will be zero.

If the level of the Index decreases or does not increase sufficiently in the case of the 3X Long Securities or if it increases or does not decrease sufficiently in the case of the 3X Inverse Securities (in each case in addition to the Daily Accrual) to offset the sum of the Annual Tracking Fee and, if applicable, the Redemption Fee Amount and creation fee over the term of the Securities, you will receive less than the initial investment amount of your Securities at maturity, upon early redemption or upon acceleration of the Securities.

UBS must provide notice (which may be provided via press release) to the holders of such series of Securities not later than 9:00 a.m., on the Index Business Day after the occurrence of a Stop Loss Termination Event that such Stop Loss Termination Event has occurred and whether UBS intends to accelerate the applicable series of Securities.

You may lose some or all of your investment upon acceleration. The negative effect of the Annual Tracking Fee will reduce your final payment. You will lose some or all of your investment if the level of the Index decreases or does not increase sufficiently in the case of the 3X Long Securities or if it increases or does not decrease sufficiently in the case of the 3X Inverse Securities (in each case in addition to the Daily Accrual) to offset the sum of the Annual Tracking Fee over the term of the Securities. If this occurs, you will receive less than the initial investment amount of your Securities at maturity, upon early redemption or upon acceleration of the Securities. Due to leverage, the Securities are very sensitive to changes in the level and path of the Index. If the leveraged return of the Index (or, for the 3X Inverse Securities, the inverse return of the Index) is insufficient to offset the negative effect of the Annual Tracking Fee or if the leveraged return of the Index is negative (or, for the 3X Inverse Securities, positive), you will lose some or all of your investment upon acceleration.

Security Calculation Agent

UBS Securities LLC will act as the Security Calculation Agent. The Security Calculation Agent will be solely responsible for all determinations and calculations regarding the value of the Securities, including, at maturity or upon early redemption or call, or at other times, the Current Principal Amount, Market Disruption Events, Business Days, Index Business Days, Exchange Business Days, the Index Factor, the Index Performance Ratio, the Index Closing Level, the Annual Tracking Fee, the Daily Exposure, the Notional Cash Amount, the Daily Accrual, the Redemption Fee Amount, creation fee, the Cash

Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, that we will pay you upon redemption, if applicable, the Stop Loss Redemption Amount that we will pay you upon acceleration, the Call Settlement Amount, if any, that we will pay you in the event that UBS calls the Securities, whether any day is a Business Day, Index Business Day, Exchange Business Day, a Stop Loss Termination Date, if a Deleveraging Event has occurred and all such other matters as may be specified elsewhere herein as matters to be determined by the Security Calculation Agent. The Security Calculation Agent will also be responsible for determining whether the Index has been discontinued and whether there has been a material change in the Index. The Security Calculation Agent will make all such determinations and calculations in its sole discretion, and absent manifest error, all determinations of the Security Calculation Agent will be conclusive for all purposes and binding on us, you, and all other persons having an interest in the Security, without liability on the part of the Security Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any determinations or calculations made by the Security Calculation Agent. We may appoint a different Security Calculation Agent without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity, call or acceleration, or upon early redemption, on or prior to 12:00 noon, New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, any Call Settlement Date, or any Stop Loss Redemption Date, as applicable.

All dollar amounts related to determination of the Annual Tracking Fee, the Redemption Amount and Redemption Fee Amount, creation fee, if any, per Security, the Call Settlement Amount, if any, per Security, the Current Principal Amount, the Stop Loss Redemption Amount, and the Cash Settlement Amount, if any, per Security, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the Stated Principal Amount of the Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

If the Index is not published on an Index Business Day, or if a Market Disruption Event or a force majeure event (each as defined below) has occurred or is occurring, and such event affects the Index and/or the ability to hedge the Index, the Security Calculation Agent may (but is not required to) make determinations and/or adjustments to the Index or method of calculating the Index. The determination of the value of a Security on a Valuation Date, including any Index Business Day during the Call Measurement Period and the Final Valuation Date, may be postponed if the Security Calculation Agent determines that a Market Disruption Event or force majeure event has occurred or is continuing on such Valuation Date. In that event, the applicable Valuation Date will be postponed to the next following Index Business Day on which a Market Disruption Event or force majeure event does not occur and is not continuing. In no event, however, will any Valuation Date be postponed by more than five Index Business Days. If a Valuation Date is postponed until the fifth Index Business Day following the scheduled Valuation Date but a Market Disruption Event occurs or is continuing on such day, that day will nevertheless be the applicable Valuation Date and the Security Calculation Agent will make a good faith estimate in its sole discretion of the value of the Index for such day. If a Market Disruption Event occurs or is continuing on any Index Business Day in the Call Measurement Period and results in such Valuation Date being postponed, each subsequent Valuation Date in the Call Measurement Period will be postponed by the same number of Index Business Days. In addition, if the last scheduled Valuation Date in the Call Measurement Period is postponed, the Call Settlement Date will be postponed until the date three Business Days following such Valuation Date, as postponed. For example, if the last Index Business Day in the Call Measurement Period is postponed for two Index Business Days as the result of a Market Disruption Event, the Call Settlement Date will likewise be postponed for two Index Business Days. All determinations and adjustments to be made by the Security Calculation Agent may be made in the Security Calculation Agent’s sole discretion.

On any day on which a Market Disruption Event occurs, the leverage on the Securities will not be reset and the leverage on the Securities on any such date will be based on the Current Principal Amount as of the last Index Business Day on which a Market Disruption Event did not occur. If a Market Disruption Event occurs or is continuing on any Index Business Day, or occurred or was continuing on the immediately preceding Index Business Day, the Security Calculation Agent will determine the Index Performance Ratio for such series of Securities on each such Index Business Day, calculated as described herein, using an appropriate closing level of the Index for each such Index Business Day taking into account the nature and duration of such Market Disruption Event. Furthermore, if a Market Disruption Event occurs and is continuing with respect to any series of Securities on any Index Business Day, the calculation of the Index Performance Ratio and Current Principal Amount for such series of Securities will be modified so that the applicable leveraged exposure does not reset until the first Index Business Day on which no Market Disruption Event with respect to such series of Securities is continuing. As a result, following the date on which a Market Disruption Event occurs and until UBS is able to reset the leverage on an Index Business Day on which a Market Disruption Event does not occur, the Securities of such series will not provide a three times leveraged return on the performance of the Index. This can result in circumstances when the leverage on the Securities on the date of the Market Disruption Event results in more or less than three times exposure to the performance of the Index. Under such circumstances, if the Index subsequently increases, in the case of the 3X Long Securities, or decreases, in the case of the 3X Inverse Securities, the Securities will not increase three times such movement. Similarly, if a Market Disruption Event occurs and is continuing on any Valuation Date for any series of Securities, the calculation of the Index Performance Ratio for such series of Securities will be modified so that the applicable leveraged exposure does not reset for purposes of such Valuation Date as described above.

The occurrence or existence of any of the following, as determined by the Security Calculation Agent in its sole discretion, will constitute a “Market Disruption Event” with respect to the Index:

Ø   Termination, suspension, absence or material limitation or disruption of trading in any Index Contract (or any futures contract included in any successor index) for more than two hours or during the one-half hour before the close of trading in the applicable market or markets;

Ø   the value of the Index (or any successor index) is not published;

Ø   the settlement price is not published as of the regularly scheduled time for any individual Index Contract (or any futures contract included in any successor index);

Ø   the settlement price for any Index Contract (or any futures contract included in any successor index) is a “limit price,” which means that the settlement price for such Index Contract (or any futures contract included in any successor index) has increased or decreased from the previous day’s settlement price by the maximum amount permitted under applicable exchange rules;

Ø   the occurrence since the Initial Trade Date of a material change in the formula for or the method of calculating the value of the Index (or any successor index); or

Ø   in any other event, if the Security Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect as described in the section entitled “Use of Proceeds and Hedging” of the applicable prospectus supplement.

The following event will not be a Market Disruption Event with respect to the Index:

Ø   a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market.

For this purpose, an “absence” of trading in the primary securities market on which any Index Contract (or any futures contract included in any successor index) is traded will not include any time when that market is itself closed for trading under ordinary circumstances.

A “force majeure event” includes any event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that the Security Calculation Agent determines to be beyond its reasonable control and materially affects the Index or trading in any Index Contract (or any futures contract included in any successor index).

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in ”Medium-Term Notes, Series B” above. If we exercise this right, the redemption price of the Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic positions.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series B, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in ”Medium-Term Notes, Series B” above, under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for any series of Securities on any day will be an amount, in U.S. dollars as determined by the Security Calculation Agent in its sole discretion, for the aggregate Stated Principal Amount of the Securities of such series, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for any series of Securities, which we describe below, the holders of the Securities of such series and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five (5) Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five (5) Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index or Termination of Our License Agreement with the Index Administrator; Substitution of the Index

If the Index Administrator discontinues publication of the Index, or if our license agreement with the Index Administrator terminates, and any other person or entity publishes an index that the Security Calculation Agent determines is comparable to the Index and the Security Calculation Agent approves such index as a successor index, then the Security Calculation Agent will determine the Index Closing Level on the applicable dates of determination and the amount payable at maturity, call, acceleration or upon early redemption by reference to such successor index.

Upon any selection by the Security Calculation Agent of a successor Index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities of the applicable series.

If Bloomberg discontinues publication of the Index, or if our license agreement with the Index Administrator terminates, prior to, and such discontinuation or termination is continuing on the Calculation Date or any Index Business Day during the Final Valuation Date, Call Measurement Period or Stop Loss Termination Date, or on the Redemption Valuation Date, as applicable, or on any other relevant date on which the Index Closing Level is to be determined and the Security Calculation Agent determines that no successor index is available at such time, or the Security Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on the Calculation Date or any Index Business Day during the Final Valuation Date, Call Measurement Period, or Stop Loss Termination Date, or on the Redemption Valuation Date, as applicable, or any other relevant date on which the Index Closing Level is to be determined, then the Security Calculation Agent will determine the Index Closing Level using the Index Closing Level on the last Index Business Day immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions. In such event, the Security Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities of the applicable series.

In addition, if an Index Replacement Event (as defined below) occurs at any time and the Index Administrator or anyone else publishes an index that the Security Calculation Agent determines is comparable to the Index (the “Substitute Index”), then the Security Calculation Agent may elect, in its sole discretion, to permanently replace the original Index with the Substitute Index for all purposes under each series of Securities, and all provisions described herein as applying to the Index will thereafter apply to the Substitute Index instead. In such event, the Security Calculation Agent will make such adjustments, if any, to any level of the Index or Substitute Index that is used for purposes of the Securities as it determines are appropriate in the circumstances. If the Security Calculation Agent elects to replace the original Index with a Substitute Index, then the Security Calculation Agent will determine all amounts hereunder, including the Redemption Amount, Call Settlement Amount, Stop Loss Redemption Amount or Cash Settlement Amount, as applicable for each series of Securities by reference to the Substitute Index. If the Security Calculation Agent so elects to replace the original Index with a Substitute Index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities of the applicable series.

An “Index Replacement Event” means:

(a)           an amendment to or change (including any officially announced proposed change) in the laws, regulations or rules of the United States (or any political subdivision thereof), or any jurisdiction in which a Primary Exchange or Related Exchange (each as defined herein) is located that (i) makes it illegal for UBS AG or its affiliates to hold, acquire or dispose of the futures contracts included in the Index or options, futures, swaps or other derivatives on the Index or the futures contracts included in the Index (including but not limited to exchange-imposed position limits), (ii) materially increases the cost to us, our affiliates, third parties with whom we transact or similarly situated third parties in performing our or their obligations in connection with the Securities, (iii) has a material adverse effect on any of these parties’ ability to perform their obligations in connection with the Securities or (iv) materially affects our ability to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(b)           any official administrative decision, judicial decision, administrative action, regulatory interpretation or other official pronouncement interpreting or applying those laws, regulations or rules that is announced on or after January 4, 2017 that (i) makes it illegal for UBS AG or its affiliates to hold, acquire or dispose of the futures contracts included in the Index or options, futures, swaps or other derivatives on the Index or the futures contracts included in the Index (including but not limited to exchange-imposed position limits), (ii) materially increases the cost to us, our affiliates, third parties with whom we transact or similarly situated third parties in performing our or their obligations in connection with the Securities, (iii) has a material adverse effect on the ability of us, our affiliates, third parties with whom we transact or a similarly situated third party to perform our or their obligations in connection with the Securities or (iv) materially affects our ability to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(c)           any event that occurs on or after January 4, 2017 that makes it a violation of any law, regulation or rule of the United States (or any political subdivision thereof), or any jurisdiction in which a Primary Exchange or Related Exchange (each as defined herein) is located, or of any official administrative decision, judicial decision, administrative action, regulatory interpretation or other official pronouncement interpreting or applying those laws, regulations or rules, (i) for UBS AG or its affiliates to hold, acquire or dispose of the futures contracts included in the Index or options, futures, swaps or other derivatives on the Index or the futures contracts included in the Index (including but not limited to exchange-imposed position limits), (ii) for us, our affiliates, third parties with whom we transact or similarly situated third parties to perform our or their obligations in connection with the Securities or (iii) for us to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(d)           any event, as determined by the Security Calculation Agent, as a result of which we or any of our affiliates or a similarly situated party would, after using commercially reasonable efforts, be unable to, or would incur a materially increased amount of tax, duty, expense or fee (other than brokerage commissions) to, acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction or asset it deems necessary to hedge the risk of the Securities, or realize, recover or remit the proceeds of any such transaction or asset; or

(e)           as determined by the Security Calculation Agent, the primary exchange or market for trading for the Securities, if any, announces that pursuant to the rules of such exchange or market, as applicable, the Securities cease (or will cease) to be listed, traded or publicly quoted on such exchange or market, as applicable, for any reason and are not immediately re-listed, re-traded or re-quoted on an exchange or quotation system located in the same country as such exchange or market, as applicable Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the Index Closing Level of the Index or such successor index does not, in the opinion of the Security Calculation Agent, fairly represent the Index Closing Level of the Index or such successor index had such changes or modifications not been made, then the Security Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Security Calculation Agent, may be necessary in order to arrive at an Index Closing Level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the Security Calculation Agent will calculate the Index Closing Level for the Index or such successor index with reference to the Index or such successor index, as adjusted. The Security Calculation Agent will accordingly calculate the Index Closing Level, the level of the Index, the Index Performance Ratio, the Annual Tracking Fee, the Redemption Fee Amount, creation fee, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon early redemption, if applicable, the Call Settlement Amount, if any, that we will pay you in the event UBS calls the Securities, and the Stop Loss Redemption Amount that we will pay you in the event of an acceleration. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), which, in turn, causes the Index Closing Level of the Index or such successor index to be a fraction of what it would have been if there had been no such modification, then the Security Calculation Agent will make such calculations and adjustments in order to arrive at an Index Closing Level for the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

All determinations and adjustments to be made by the Security Calculation Agent may be made in the Security Calculation Agent’s sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of any series of Securities at maturity, call or acceleration, or upon early redemption, will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities of such series are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day or a New York Business Day with respect to the Securities of any series, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in ”Medium-Term Notes, Series B” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in ”Medium-Term Notes, Series B” above, any payment on the Securities of any series that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Cash Settlement Amount at Maturity,” “— UBS’s Call Right” and “— Early Redemption at the Option of the Holders” above.

Reissuances or Reopened Issues

We may issue additional Securities of any series without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in ”Medium-Term Notes, Series B” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities of any series and will have the same CUSIP number and will trade interchangeably with the Securities of such series immediately upon settlement. Any additional issuances will increase the aggregate Stated Principal Amount of the outstanding Securities of the class. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

41. ETRACS 2xMonthly Pay Leveraged Preferred Stock Index ETN due September 25, 2048

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of UBS AG debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described under “Medium-Term Notes, Series B” above. The terms described here supplement those described under “Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

The Securities are part of a single series of senior debt securities issued under our indenture, dated as of June 12, 2015 between us and U.S. Bank Trust National Association, as trustee.

We describe the terms of the Securities in more detail below.

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

The Stated Principal Amount of each Security is $25.00.

The Securities do not guarantee any return of principal at, or prior to, maturity, call or acceleration, or upon early redemption. Instead, at maturity, you will receive a cash payment per Security the amount of which will vary depending on the performance and path of the Index and will be reduced by the Accrued Fees as of the last Index Business Day in the Final Measurement Period as described under “— Cash Settlement Amount at Maturity.” If the amount as calculated is equal to or less than zero, the Cash Settlement Amount will be zero and you will not receive a cash payment.

If you exercise your right to have us redeem your Securities, subject to compliance with the redemption procedures, for each Security you will receive a cash payment per Security on the relevant Redemption Date equal to the Redemption Amount as described under “— Early Redemption at the Option of the Holders.” If the amount as calculated is equal to or less than zero, the Redemption Amount will be zero and you will not receive a cash payment.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each Coupon Payment Date you will receive an amount in cash equal to the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

If the Reference Distribution Amount on such Coupon Valuation Date is zero, you will not receive any Coupon Amount on the related Coupon Payment Date. The final Coupon Amount will be included in the Cash Settlement Amount if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Coupon Payment Date” means the fifteenth (15th) Index Business Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date, subject to adjustment as described herein. The first Coupon Payment Date will be October 22, 2018, subject to adjustment as provided herein.

The “Coupon Record Date” means the ninth Index Business Day following each Coupon Valuation Date.

The “Coupon Ex-Date,” with respect to a Coupon Amount, means the first Exchange Business Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the Exchange Business Day prior to the applicable Coupon Record Date.

The “Coupon Valuation Date” means the 30th day of each month, and the 28th day of February, of each calendar year during the term of the Securities or if such date is not an Index Business Day, then the first Index Business Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date, subject to adjustment described herein. The first Coupon Valuation Date was October 1, 2018.

The “Reference Distribution Amount” means (i) as of the first Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the record date with respect to any Index Constituent Security, for those cash distributions whose ex-dividend date occurs during the period from, but excluding, the Initial Trade Date to, and including, the first Coupon Valuation Date; (ii) as of any other Coupon Valuation Date (other than the Calculation Date), an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the record date with respect to any Index Constituent Security for those cash distributions whose ex-dividend date occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date to, and including, such Coupon Valuation Date; and (iii) as of the Calculation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the record date with respect to any Index Constituent Security for those cash distributions whose ex-dividend date occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date to, but excluding, the Calculation Date.

Notwithstanding the foregoing, with respect to cash distributions for an Index Constituent Security which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index Constituent Security fails to pay the distribution to holders of such Index Constituent Security by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index Constituent Security equal to two times (a) the product of (i) the published unit weighting of that Index Constituent Security as of that date and (ii) the Current Principal Amount, divided by (b) the Monthly Initial Closing Level or Loss Rebalancing Closing Level, whichever is more recent.

“record date” means, (i) with respect to a distribution on an Index Constituent Security, the date on which a holder of the Index Constituent Security must be registered as a stockholder/unitholder of such Index Constituent Security in order to be entitled to receive such distribution and (ii) with respect to any split or reverse split, the tenth Business Day after the announcement date.

“ex-dividend date” means, with respect to a distribution on an Index Constituent Security, the first Business Day on which transactions in such Index Constituent Security trade on the Primary Exchange without the right to receive such distribution.

Cash Settlement Amount at Maturity

The “Maturity Date” is September 25, 2048, which will be the second Business Day following the last Index Business Day in the Final Measurement Period, subject to adjustment as described below under “— Market Disruption Event.”

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to:

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Final Measurement Period, plus

(b)           the final Coupon Amount, if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, minus

(c)           the Accrued Fees as of the last Index Business Day in the Final Measurement Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any.

We refer to this cash payment as the “Cash Settlement Amount.”

If the amount so calculated is equal to or less than zero, the payment at maturity will be zero.

The following graphic illustrates the formula to determine the Cash Settlement Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Final Coupon Amount	–	Accrued Fees	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment at maturity. The combined negative effect of the Accrued Fees will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and/or any Stub Reference Distribution Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment at maturity.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right and, upon the occurrence of an acceleration event, the Securities may be accelerated and redeemed by UBS, at its option. See “Specific Terms of the Securities — UBS’s Call Right” and “Specific Terms of the Securities — Optional Acceleration Upon Minimum Indicative Value” below.

The Stated Principal Amount of each Security is $25.00. The Securities may be issued and sold over time at then-current market prices which may be significantly higher or lower than the Stated Principal Amount.

The Current Principal Amount for the period from the Initial Settlement Date to September 30, 2018 (such period, the “initial calendar month”) is equal to $25.00 per Security (unless a Loss Rebalancing Event occurs during the initial calendar month). For each subsequent calendar month, the Current Principal Amount for each Security will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Monthly Valuation Date — Accrued Fees on the applicable Monthly Valuation Date

In the event of a Loss Rebalancing Event, the Current Principal Amount will be reset on the applicable Loss Rebalancing Reset Date as described below under “— Loss Rebalancing Events”.

If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates will occur during the term of the Securities.

If the Securities undergo a split or reverse split, the Current Principal Amount will be adjusted accordingly.

For each calendar month, the “Monthly Reset Date” is the first Exchange Business Day of that month beginning on October 1, 2018 and ending on September 1, 2048, subject to adjustment as described under “— Market Disruption Event.” If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, as applicable, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates will occur during the term of the Securities.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Exchange Business Day of the previous calendar month beginning on September 30, 2018 and ending on August 31, 2048, subject to adjustment as described under “— Market Disruption Event.” If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates or Monthly Valuation Dates will occur during the term of the Securities.

The “Index Factor” is: 1 + (2 × Index Performance Ratio).

The “Index Performance Ratio” may be calculated on multiple dates of determination during any applicable calendar month. The formula used to calculate the Index Performance Ratio on any date of determination depends on the number of Loss Rebalancing Events that have occurred in the applicable calendar month.

If no Loss Rebalancing Events have occurred in the applicable calendar month, then on any Index Business Day during a Measurement Period, or on the Monthly Valuation Date, any Redemption Valuation Date, the first Loss Rebalancing Valuation Date of the applicable calendar month or any other date of determination, as applicable, the Index Performance Ratio will be equal to:

Index Valuation Level – Monthly Initial Closing Level
Monthly Initial Closing Level

where the “Monthly Initial Closing Level” for the initial calendar month is 97.6983, the Index Closing Level on September 25, 2018. For each subsequent calendar month, the Monthly Initial Closing Level will equal the Index Closing Level on the

Monthly Valuation Date for the previous calendar month. For example, the Monthly Initial Closing Level for October 2018 is equal to the Index Closing Level on September 30, 2018, subject to adjustment. If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, then the Current Principal Amount will not be reset on such date and the Monthly Initial Closing Level for the then-current calendar month will remain the same as it was for the immediately preceding calendar month.

If one or more Loss Rebalancing Events have occurred during the applicable calendar month, then on any Index Business Day during a Measurement Period, or on the Monthly Valuation Date, any Redemption Valuation Date, on each Loss Rebalancing Valuation Date after the first Loss Rebalancing Valuation Date in the applicable calendar month or on any other date of determination, as applicable, the Index Performance Ratio will be equal to:

Index Valuation Level – the most recent Loss Rebalancing Closing Level the most recent Loss Rebalancing Closing Level

The “Index Closing Level” will equal the closing level of the Index on any date of determination, as reported on the NYSE and Bloomberg L.P.

The “Index Valuation Level”, as determined by the Security Calculation Agent will equal the arithmetic mean of the Index Closing Levels measured on each Index Business Day during the applicable Measurement Period, or the Index Closing Level on any Monthly Valuation Date, Loss Rebalancing Valuation Date or Redemption Valuation Date, provided that if the Redemption Valuation Date falls in any Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/5 times (b) (i) the sum of the Index Closing Levels on each Index Business Day from, and including, the first Index Business Day of the applicable Measurement Period, to, and including, the date of determination, plus (ii) the number of Index Business Days from, but excluding, the date of determination to, and including, the last Index Business Day in such Measurement Period, times the Index Closing Level on such date of determination.

“Measurement Period” means the Final Measurement Period, Call Measurement Period or Acceleration Valuation Period, as applicable.

The “intraday indicative value”, or “Indicative Value” is an amount per Security, as determined by the Security Calculation Agent as of any date of determination equal to (Current Principal Amount on the previous calendar day × Index Factor, calculated using the intraday indicative value of the Index) — Accrued Fees + Coupon Amount with respect to the Coupon Valuation Date immediately preceding the date of determination if on the date of determination the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred + Reference Distribution Amount, calculated as if such time and date of determination is a Coupon Valuation Date.

The “Current Indicative Principal Amount”, is an amount per Security, as determined by the Security Calculation Agent as of any date of determination, equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, using the Index Closing Level as of such date as the Index Valuation Level.

The “Accrued Fees” as of any date of determination means the sum of (1) the Accrued Tracking Fee as of such date and (2) the Accrued Financing Charges as of such date.

The Securities are subject to an “Accrued Tracking Fee” per Security, calculated as follows:

(a)           On the Initial Trade Date, the Accrued Tracking Fee is equal to 0.

(b)           On the initial Monthly Valuation Date (or if applicable, on a Loss Rebalancing Date that occurs prior to the initial Monthly Valuation Date), the Accrued Tracking Fee is an amount equal to the product of: (a) the Annual Tracking Fee as of the initial Monthly Valuation Date and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the Initial Trade Date to, and including, the initial Monthly Valuation Date (or Loss Rebalancing Date, as applicable), and the denominator of which is 365.

(c)           On any subsequent Monthly Valuation Date other than the Initial Monthly Valuation Date or on any Loss Rebalancing Date, the Accrued Tracking Fee is an amount equal to the product of (a) the Annual Tracking Fee as of such Monthly Valuation Date or Loss Rebalancing Date, as the case may be, and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Date, whichever is more recent), to, and including, such Monthly Valuation Date or Loss Rebalancing Date, as the case may be, and the denominator of which is 365.

(d)           On the last Exchange Business Day of an applicable Measurement Period, or as of the Redemption Valuation Date, as applicable, the Accrued Tracking Fee is an amount equal to the product of (a) the Annual Tracking Fee calculated as of the last Exchange Business Day of the applicable Measurement Period, or as of the Redemption Valuation Date, as applicable, and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Date, whichever is more recent), to, and including, (i) such last Exchange Business Day of such Measurement Period, or (ii) such Redemption Valuation Date (or, if the Optional Acceleration Date or Redemption Valuation Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, the Initial Trade Date), as applicable, and the denominator of which is 365.

The “Annual Tracking Fee” is, as of any date of determination, an amount per Security equal to the product of (i) the Annual Tracking Rate and (ii) the Current Indicative Principal Amount as of the immediately preceding Index Business Day.

The “Annual Tracking Rate” is 0.85%.The Securities are subject to “Accrued Financing Charges” per Security calculated as follows:

(a)           On the Initial Trade Date, the Accrued Financing Charge for each Security is equal to $0.

(b)           On the initial Monthly Valuation Date (or if applicable, on a Loss Rebalancing Date that occurs prior to the initial Monthly Valuation Date), the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the Initial Trade Date, to and including the initial Monthly Valuation Date (or Loss Rebalancing Date, whichever is more recent) times (ii) the Financing Rate as of such date, divided by (b) 360.

(c)           On any subsequent Monthly Valuation Date, the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Valuation Date, whichever is more recent), to and including, the then current Monthly Valuation Date times (ii) the Financing Rate as of such date, divided by (b) 360.

(d)           On the last Index Business Day of an applicable Measurement Period, or as of the Redemption Valuation Date, as applicable, the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Valuation Date, or, if the Redemption Valuation Date falls in the Initial Calendar Month, the Initial Trade Date, whichever is more recent), to, and including such last Index Business Day in such Measurement Period, or such Redemption Valuation Date, as applicable, times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

The “Financing Rate” will equal the sum of (a) the “Financing Spread” of 0.80% and (b) the London interbank offered rate (British Banker’s Association) for three-month deposits in U.S. Dollars, which is displayed on Reuters page “LIBOR01” (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks, as determined by the Calculation Agent) (“LIBOR”), as of 11:00 a.m., London time, on the day that is two London business days prior to the immediately preceding Monthly Valuation Date.

Notwithstanding the foregoing:

Ø   If the Security Calculation Agent determines on the relevant determination date that the London interbank offered rate for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000 has been discontinued, then the Security Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to such London interbank offered rate, provided that if the Security Calculation Agent determines there is an industry-accepted successor base rate, then the Security Calculation Agent shall use such successor base rate; and

Ø   If the Security Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Security Calculation Agent in its sole discretion may determine the business day convention, definition of business day and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the LIBOR base rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

The establishment of three-month U.S. Dollar LIBOR for each period by the Security Calculation Agent shall (in the absence of manifest error) be final and binding.

“London business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in London generally are authorized or obligated by law, regulation or executive order to close and is also a day on which dealings in U.S. dollars are transacted in the London interbank market.

The Accrued Financing Charges seek to compensate UBS for providing investors with the potential to receive a leveraged participation in movements in the Index Closing Level and are intended to approximate the monthly financing costs that investors may have otherwise incurred had they sought to borrow funds at a similar rate from a third party to invest in the Securities.

The “Final Measurement Period” means the five Index Business Days from, and including, the Calculation Date, subject to adjustment as described under “— Market Disruption Event.”

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in a Measurement Period, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any Index Constituent Security, for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if such Redemption Valuation Date or the Optional Acceleration Date occurs prior to the first Coupon Valuation Date, the period from but excluding the Initial Trade Date) to, and including, such last Index Business Day of such Measurement Period, or such Redemption Valuation Date, as applicable; provided, that for the purpose of calculating the Stub Reference Distribution Amount, the Reference Holder will be deemed to hold four-fifths, three-fifths, two-fifths and one-fifth of the shares of each Index Constituent Security it would otherwise hold on the second, third, fourth and fifth Index Business Day, respectively, in such Measurement Period.

The “Index Calculation Agent” means the entity that calculates and publishes the level of the Index, which is currently Solactive.

The “Calculation Date” means September, 17, 2048, unless such day is not an Index Business Day, in which case the Calculation Date will be the next Index Business Day, subject to adjustments.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Exchange Business Day” means any day on which the Primary Exchange or market for trading of the Securities is scheduled to be open for trading.

“Primary Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, the primary exchange or market of trading such Index Constituent Security or such constituent underlying a successor index.

“Related Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agent) on the overall market for futures or options contracts relating to such Index Constituent Security or such constituent underlying a successor index.

Underlying Index

The return on the Securities is linked to the performance of the Solactive Preferred Stock ETF Index (“SOLPRF”). The Index is intended to track the price movements of an equally weighted portfolio of two ETFs that hold preferred securities of various issuers. We refer to the ETFs included in the Index as the “Index Constituent Securities.” The Index Sponsor is Solactive AG (“Solactive” or the “Index Sponsor”).

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request to have us redeem your Securities on any Index Business Day no later than 4:00 p.m., New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on any applicable Index Business Day, provided that you request that we redeem a minimum of 50,000 Securities. We reserve the right from time to time to waive this minimum redemption amount in our sole discretion on a case-by-case basis. You should not assume you will be entitled to the benefit of any such waiver. For any applicable redemption request, the “Redemption Valuation Date” will be the first Index Business Day following the date that the applicable redemption notice and redemption confirmation are delivered, except that we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the notice of redemption is received by

UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such acceleration. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities.

The Securities will be redeemed and the holders will receive payment for their Securities on the second Index Business Day following the applicable Redemption Valuation Date (the “Redemption Date”). The first Redemption Date was October 2, 2018, and the final Redemption Date will be September 18, 2048.

In addition, if a call notice has been issued or if acceleration has been triggered, the last Redemption Valuation Date will be the fifth Index Business day prior to the Call Settlement Date or Acceleration Settlement Date, as applicable. If a Market Disruption Event is continuing or occurs on the applicable scheduled Redemption Valuation Date with respect to any of the Index Constituent Securities, such Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

As of any Redemption Valuation Date, the “Redemption Fee Amount” means an amount per Security equal to:

(0.125% × Closing Indicative Value of the Security as of the Redemption Valuation Date).

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures,” for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to:

Closing Indicative Value as of the Redemption Valuation Date — Redemption Fee Amount.

We refer to this cash payment as the “Redemption Amount.” If the amount calculated above is equal to or less than zero, the payment upon early redemption will be zero. We reserve the right from time to time to waive the Redemption Fee Amount in our sole discretion and on a case-by-case basis. There can be no assurance that we will elect to waive this fee and you should not assume you will be entitled to such fee waiver.

We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

The redemption feature is intended to induce arbitrageurs to counteract any trading of the Securities at a discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner or that they will be successful in counteracting any divergence in the market price of the Securities and their indicative value.

The following graphic illustrates the formula to determine the Redemption Amount, which has been simplified for ease of presentation.

Closing Indicative Value	—	Redemption Fee Amount

You may lose all or a substantial portion of your investment upon early redemption. The combined negative effect of the Accrued Fees and the Redemption Fee Amount will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees and the Redemption Fee Amount, if applicable (less any Coupon Amounts and/or any Stub Reference Distribution Amount you may be entitled to receive as of the Redemption Valuation Date), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon early redemption.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right and, upon the occurrence of an acceleration event, the Securities may be accelerated and redeemed by UBS, at its option. See “Specific Terms of the Securities — UBS’s Call Right” and “Specific Terms of the Securities — Optional Acceleration Upon Minimum Indicative Value” below.

We discuss these matters in “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Redemption and Payment.”

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption, which we refer to as a “Redemption Notice,” to UBS via email no later than 4:00 p.m. (New York City time) on the Index Business Day on which you elect to exercise your redemption right. If we receive your Redemption Notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption, which we refer to as the “Redemption Confirmation”, to us via email in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your Redemption Confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 12:00 noon (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your Redemption Notice after 4:00 p.m. (New York City time), or your Redemption Confirmation after 5:00 p.m. (New York City time), on the Business Day prior to the applicable Redemption Valuation Date, your Redemption Notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

We reserve the right from time to time to waive the minimum redemption amount or the Redemption Fee Amount in our sole discretion on a case-by-case basis. In addition, we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the Redemption Notice is received by UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such waiver or election to accelerate the Redemption Valuation Date.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than eighteen (18) calendar days’ prior notice to the holders of the Securities (which may be provided via press release), such redemption to occur on any Business Day that we may specify on or after September 30, 2019 through and including the Maturity Date. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Call Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on the last Index Business Day in the Call Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, minus

(c)           the Accrued Fees as of the last Index Business Day in the Call Measurement Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Call Measurement Period, if any.

We refer to this cash payment as the “Call Settlement Amount.”

If the amount calculated above is equal to or less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

We will inform you of such Call Settlement Amount on the first Business Day following the last Index Business Day in the Call Measurement Period.

The holders will receive payment for their Securities on the second Business Day following the last Index Business Day in the Call Measurement Period (the “Call Settlement Date”). If a Market Disruption Event is continuing or occurs on the scheduled

Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event.”

The “Call Measurement Period” means:

(a)           if the Market Value of Securities outstanding as at the close of business on the Exchange Business Day immediately preceding the date of delivery by UBS of its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right is less than $50,000,000, the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event”;

(b)           if the Market Value of Securities outstanding as at the close of business on the Exchange Business Day immediately preceding the date of delivery by UBS of its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right is equal to or greater than $50,000,000, the five (5) Index Business Days from and including the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

The “Market Value” of the Securities outstanding as of the close of business on the Exchange Business Day immediately preceding the date of delivery by UBS of its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right will equal:

Intraday indicative value as of such Exchange Business Day × number of Securities outstanding as reported by PFFLSO  on Bloomberg.

The “Call Valuation Date” means the date disclosed as such by UBS in its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right.

In any notice to holders exercising the UBS Call Right, we will specify how many days are included in the Call Measurement Period.

The following graphic illustrates the formula to determine the Call Settlement Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Coupon Amount	—	Accrued Fees	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment upon a call. The combined negative effect of the Accrued Fees will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and/or any Stub Reference Distribution Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon a call.

In addition, upon the occurrence of an acceleration event, the Securities may be accelerated and redeemed by UBS, at its option. See “Specific Terms of the Securities — Optional Acceleration Upon Minimum Indicative Value” below.

Optional Acceleration Upon Minimum Indicative Value

If, at any time, the intraday indicative value of the Securities on any Index Business Day equals $2.00 or less (the “Indicative Value Optional Acceleration Trigger”) (each such day, an “Optional Acceleration Date”), all issued and outstanding Securities may be accelerated and redeemed by UBS, at its option (even if the intraday indicative value would later exceed $2.00 on such Optional Acceleration Date or any subsequent Index Business Day) for a cash payment equal to the Acceleration Amount (the “Acceleration Option”).

In the event that the Indicative Value Optional Acceleration Trigger threshold has been breached, UBS will issue a press release before 9:00 a.m. on the Index Business Day following the Optional Acceleration Date announcing whether or not it has elected to exercise its Acceleration Option. UBS is under no obligation to exercise its Acceleration Option and the Securities may remain outstanding following an Indicative Value Optional Acceleration Trigger Event occurring, if UBS does not elect to exercise such Acceleration Option.

The “Acceleration Amount” will equal

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Acceleration Valuation Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Optional Acceleration Date if on the last Index Business Day in the Acceleration Valuation Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, minus

(c)           the Accrued Fees as of the last Index Business Day in the Acceleration Valuation Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Acceleration Valuation Period, if any.

If the Acceleration Amount is equal to or less than zero, the payment upon acceleration will be zero.

If the Indicative Value Optional Acceleration Trigger threshold has been breached and UBS elects to exercise its Acceleration Option, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the Securities. The “Acceleration Settlement Date” will be the second Business Day following the last Index Business Day of the Acceleration Valuation Period. The “Acceleration Valuation Period” will be the five Index Business Days from, but excluding, the Optional Acceleration Date, subject to adjustment as described under “— Market Disruption Event.” Subject to the prior verification by the Security Calculation Agent that the intraday indicative value of the Securities of $2.00 or less was accurately calculated by the NYSE, UBS must provide notice (which may be provided via press release) to the holders of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date. For a detailed description of how the minimum indicative value of the Securities is calculated see “Valuation of the Index and the Securities” below.

If the Securities undergo a split or reverse split, the Indicative Value Optional Acceleration Trigger will be adjusted accordingly.

The following graphic illustrates the formula to determine the Acceleration Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Coupon Amount	—	Accrued Fees	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment upon acceleration. The combined negative effect of the Accrued Fees will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and/or any Stub Reference Distribution Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon acceleration.

In addition, the Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right. See “Specific Terms of the Securities — UBS’s Call Right”.

Loss Rebalancing Events

A Loss Rebalancing Event will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0. This means that after a Loss Rebalancing Event, a constant percentage increase in the Index Closing Level will have less of a positive effect on the value of your Securities relative to before the occurrence of the Loss Rebalancing Event.

A “Loss Rebalancing Event” occurs if, at any time, the Intraday Index Value on any Index Business Day (other than an Excluded Day, as defined herein) decreases 20% in value from the previous Monthly Initial Closing Level or Loss Rebalancing Closing Level, whichever is more recent. If a Loss Rebalancing Event occurs, the Current Principal Amount of the Securities will be reset as described below, which will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0. A Loss Rebalancing Event may occur irrespective of whether a Market Disruption Event also occurs on such Index Business Day.

Upon the occurrence of a Loss Rebalancing Event, the Current Principal Amount will be reset on the applicable Loss Rebalancing Reset Date as follows:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Loss Rebalancing Valuation Date — Accrued Fees on the applicable Loss Rebalancing Valuation Date

In the event of a Loss Rebalancing Event, the Financing Rate will not be adjusted.

On the next Monthly Valuation Date following one or more Loss Rebalancing Events, the Monthly Initial Closing Level will be replaced with the most recent Loss Rebalancing Closing Level in the calculation of the Index Performance Ratio.

Loss Rebalancing Events may occur multiple times over the term of the Securities and may occur multiple times during a single calendar month. This means both that (i) the Current Principal Amount may be reset more frequently than monthly and (ii) the cumulative effect of compounding and fees will have increased as a result of the Loss Rebalancing Event(s). Because each Loss Rebalancing Event will have the effect of deleveraging your Securities, following a Loss Rebalancing Event your Securities will have less exposure to a potential positive gain in value relative to the exposure before the occurrence of such Loss Rebalancing Event.

On any Loss Rebalancing Valuation Date, the Accrued Financing Charges for each Security will equal the product of (i) the Financing Level on the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, times (ii) the Financing Rate times (iii) the number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, to, and including, the then current Loss Rebalancing Valuation Date divided by (iv) 360.

An “Excluded Day” means (i) the Index Business Day immediately preceding any Monthly Valuation Date, (ii) any Monthly Valuation Date, (iii) any Loss Rebalancing Valuation Date (iv) the Index Business Day immediately preceding the first day of the Final Measurement Period or any day after such Index Business Day, (v) the Index Business Day immediately preceding the first day of the Call Measurement Period or any day after such Index Business Day, or (vi) the Optional Acceleration Date or any day after the Optional Acceleration Date.

“Loss Rebalancing Closing Level” means the Index Closing Level on the Loss Rebalancing Valuation Date.

“Loss Rebalancing Reset Date” means the first Index Business Day immediately following a Loss Rebalancing Valuation Date, subject to adjustment as described under “— Market Disruption Event.”

“Loss Rebalancing Valuation Date” means:

(a)           if a Loss Rebalancing Event occurs at or prior to 3:15 p.m. on an Index Business Day, the day that such Loss Rebalancing Event occurs, subject to adjustment as described under “— Market Disruption Event”;

(b)           if a Loss Rebalancing Event occurs after 3:15 p.m. on an Index Business Day, the first Index Business Day following the occurrence of such Loss Rebalancing Event, subject to adjustment as described under “— Market Disruption Event.”

Security Calculation Agent

UBS Securities LLC will act as the Security Calculation Agent. The Security Calculation Agent will be solely responsible for all determinations and calculations regarding the value of the Securities, including, among other things, at maturity or upon early redemption or call, or at other times, the Current Principal Amount, Current Indicative Principal Amount, intraday indicative value, Market Disruption Events, Business Days, Index Business Days, Exchange Business Days, the Index Factor, the Index Performance Ratio, the Index Valuation Level, the Financing Level, the Accrued Fees (including determining any successor to the LIBOR base rate), the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Redemption Fee Amount, the Cash Settlement Amount, if any, that we will pay you at maturity, the Coupon Ex-Dates, the Coupon Record Dates, the Redemption Amount, if any, that we will pay you upon redemption, if applicable, the Acceleration Amount that we will pay you upon acceleration, the Call Settlement Amount, if any, that we will pay you in the event that UBS calls the Securities, whether a Loss Rebalancing Event has occurred and whether any day is a Business Day, Index Business Day or an Exchange Business Day and all such other matters as may be specified elsewhere herein as matters to be determined by the Security Calculation Agent. The Security Calculation Agent will also be responsible for determining whether the Index has been discontinued and whether there has been a material change in the Index. The Security Calculation Agent will make all such determinations and calculations in its sole discretion, and absent manifest error, all determinations of the Security Calculation Agent will be conclusive for all purposes and binding on us, you, and all other persons having an interest in the Security, without liability on the part of the Security Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any determinations or calculations made by the Security Calculation Agent. We may appoint a different Security Calculation Agent from time to time without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity, call or acceleration, or upon early redemption, or on a Coupon Payment Date on or prior to 12:00 noon, New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, any Call Settlement Date, Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Redemption Amount and Redemption Fee Amount, if any, per Security, the Call Settlement Amount, if any, per Security, the Current Principal Amount, the Acceleration Amount, the Financing Level, and the Cash Settlement Amount, if any, per Security, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the Stated Principal Amount of the Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Security Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on October 3, October 4, October 5, October 6 and October 7, and there is a Market Disruption Event with respect to the Index on October 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on October 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on October 4, October 4, October 5, October 6 and October 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

To the extent a Market Disruption Event with respect to the Index has occurred or is continuing on the Redemption Valuation Date or any Monthly Valuation Date or Loss Rebalancing Valuation Date, the Index Closing Level for such Redemption Valuation Date, Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day on which a Market Disruption Event does not occur or is not continuing with respect to the Index. For example, if the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on October 3 and there is a Market Disruption Event with respect to the Index on October 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount, assuming that no such Market Disruption Event has occurred or is continuing on October 4.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date or any Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date, as applicable, occurring more than three Index Business Days following the day originally scheduled to be such final Averaging Date or such Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date. If a Market Disruption Event has occurred or is continuing with respect to the Index on the third Index Business Day following the date originally scheduled to be the final Averaging Date or any Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date, as applicable, the Security Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Index Business Day but for such Market Disruption Event. If any Monthly Valuation Date or Loss Rebalancing Valuation Date is postponed as described above, the succeeding Monthly Reset Date or Loss Rebalancing Reset Date will occur on the next Index Business Day following the postponed Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable.

An “Averaging Date” means each of the Index Business Days during a Measurement Period, subject to adjustment as described herein.

Any of the following will be a Market Disruption Event with respect to the Index, in each case as determined by the Security Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of Index Constituent Securities for trading in the Index Constituent Security, whether by reason of movements in price exceeding limits permitted by the Primary Exchange or otherwise;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to a material number of Index Constituent Securities in the primary market or markets for those contracts;

(c)           the Index is not published; or

(d)           in any other event, if the Security Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect as described in the section entitled “Use of Proceeds and Hedging” of the applicable prospectus supplement.

The following events will not be Market Disruption Events with respect to the Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Constituent Securities.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the Index or any Index Constituent Securities are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series B” above. If we exercise this right, the redemption price of the Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic positions.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

In addition to the default amount described below, we will also pay the Coupon Amount per Security, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment,” calculated as if the date of acceleration was the last Index Business Day in the Final Measurement Period and the four Index Business Days immediately preceding the date of acceleration were the corresponding Index Business Days in the accelerated Final Measurement Period, with the fourth Index Business Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Index Business Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series B, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series B” above, under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars as determined by the Security Calculation Agent in its sole discretion, for the aggregate Stated Principal Amount of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five (5) Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five (5) Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index or Termination of Our License Agreement with the Index Sponsor; Alteration of Method of Calculation

If (i) the Index Sponsor discontinues publication of, or otherwise fails to publish, the Index, (ii) our license agreement with the Index Sponsor terminates or (iii) the Index Sponsor does not make the Index Constituent Securities and/or their unit weighting available to the Security Calculation Agent, and, in each case, any other person or entity publishes an index licensed to UBS that the Security Calculation Agent determines is comparable to the Index and for which the Index Constituent Securities and/or their unit weighting are available to the Security Calculation Agent (such index being referred to herein as a “successor index”), and the Security Calculation Agent approves such index as a successor index, then the Security Calculation Agent will determine the Index Closing Level on the applicable dates of determination, Coupon Amounts and the amount payable at maturity, call, acceleration or upon early redemption and all other related payments terms by reference to such successor index.

Upon any selection by the Security Calculation Agent of a successor index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Sponsor discontinues publication of the Index, our license agreement with the Index Sponsor terminates or the Index Sponsor does not make the Index Constituent Securities and/or their unit weighting available to the Security Calculation Agent, prior to, and such discontinuation, termination or unavailability is continuing on the Calculation Date or any Index Business Day during a Measurement Period, or on the Redemption Valuation Date or on any Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, or on any other relevant date on which the Index Closing Level is to be determined and the Security Calculation Agent determines that no successor index is available at such time, or the Security Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on the Calculation Date or any Index Business Day during a Measurement Period, or on the

Redemption Valuation Date or on any Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, or any other relevant date on which the Index Closing Level is to be determined, then the Security Calculation Agent will determine the Index Closing Level using the Index Closing Level on the last Index Business Day immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions. In such event, the Security Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

In addition, if an Index Replacement Event (as defined below) occurs at any time and the Index Sponsor or anyone else publishes an index that the Security Calculation Agent determines is comparable to the Index (the “Substitute Index”), then the Security Calculation Agent may elect, in its sole discretion, to permanently replace the original Index with the Substitute Index for all purposes under the Securities, and all provisions described herein as applying to the Index will thereafter apply to the Substitute Index instead. In such event, the Security Calculation Agent will make such adjustments, if any, to any level of the Index or Substitute Index that is used for purposes of the Securities as it determines are appropriate in the circumstances. If the Security Calculation Agent elects to replace the original Index with a Substitute Index, then the Security Calculation Agent will determine all amounts hereunder, including the Coupon Amounts, Current Principal Amount, Current Indicative Principal Amount, Index Factor, intraday indicative value, Accrued Fees, Index Closing Levels on the applicable dates of determination, all other related payment terms and the amount payable at maturity, call, or upon early redemption by reference to such Substitute Index. If the Security Calculation Agent so elects to replace the original Index with a Substitute Index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

An “Index Replacement Event” means:

(a)           an amendment to or change (including any officially announced proposed change) in the laws, regulations or rules of the United States (or any political subdivision thereof), or any jurisdiction in which a Primary Exchange or Related Exchange (each as defined herein) is located that (i) makes it illegal for UBS AG or its affiliates to hold, acquire or dispose of units in the Index Constituent Securities included in the Index or options, futures, swaps or other derivatives on the Index or the units in the Index Constituent Securities included in the Index (including but not limited to exchange-imposed position limits), (ii) materially increases the cost to us, our affiliates, third parties with whom we transact or similarly situated third parties in performing our or their obligations in connection with the Securities, (iii) has a material adverse effect on any of these parties’ ability to perform their obligations in connection with the Securities or (iv) materially affects our ability to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(b)           any official administrative decision, judicial decision, administrative action, regulatory interpretation or other official pronouncement interpreting or applying those laws, regulations or rules that is announced on or after September 25, 2018 that (i) makes it illegal for UBS AG or its affiliates to hold, acquire or dispose of units in the Index Constituent Securities included in the Index or options, futures, swaps or other derivatives on the Index or the units in the Index constituents included in the Index (including but not limited to exchange-imposed position limits), (ii) materially increases the cost to us, our affiliates, third parties with whom we transact or similarly situated third parties in performing our or their obligations in connection with the Securities, (iii) has a material adverse effect on the ability of us, our affiliates, third parties with whom we transact or a similarly situated third party to perform our or their obligations in connection with the Securities or (iv) materially affects our ability to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(c)           any event that occurs on or after September 25, 2018 that makes it a violation of any law, regulation or rule of the United States (or any political subdivision thereof), or any jurisdiction in which a Primary Exchange or Related Exchange (each as defined herein) is located, or of any official administrative decision, judicial decision, administrative action, regulatory interpretation or other official pronouncement interpreting or applying those laws, regulations or rules, (i) for UBS AG or its affiliates to hold, acquire or dispose of units in the Index Constituent Securities included in the Index or options, futures, swaps or other derivatives on the Index or the units in the Index constituents included in the Index (including but not limited to exchange-imposed position limits), (ii) for us, our affiliates, third parties with whom we transact or similarly situated third parties to perform our or their obligations in connection with the Securities or (iii) for us to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(d)           any event, as determined by the Security Calculation Agent, as a result of which we or any of our affiliates or a similarly situated party would, after using commercially reasonable efforts, be unable to, or would incur a materially increased amount of tax, duty, expense or fee (other than brokerage commissions) to, acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction or asset it deems necessary to hedge the risk of the Securities, or realize, recover or remit the proceeds of any such transaction or asset; or

(e)           as determined by the Security Calculation Agent, the primary exchange or market for trading for the Securities, if any, announces that pursuant to the rules of such exchange or market, as applicable, the Securities cease (or will cease) to be listed, traded or publicly quoted on such exchange or market, as applicable, for any reason and are not immediately re-listed, re-traded or re-quoted on an exchange or quotation system located in the same country as such exchange or market, as applicable Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the Index Closing Level of the Index or such successor index does not, in the opinion of the Security Calculation Agent, fairly represent the Index Closing Level of the Index or such successor index had such changes or modifications not been made, then the Security Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Security Calculation Agent, may be necessary in order to arrive at an Index Closing Level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the Security Calculation Agent will calculate the Index Closing Level for the Index or such successor index with reference to the Index or such successor index, as adjusted. The Security Calculation Agent will accordingly calculate the Index Closing Level, the Index Valuation Level, the Index Performance Ratio, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees , the Redemption Fee Amount, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon early redemption, if applicable, the Call Settlement Amount, if any, that we will pay you in the event UBS calls the Securities, the Acceleration Amount that we will pay you in the event of an optional acceleration upon minimum indicative value, if applicable, the Loss Rebalancing Closing Level, if any, the Monthly Initial Closing Level and all related payment terms based on the Index Closing Level calculated by the Security Calculation Agent, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), which, in turn, causes the Index Closing Level of the Index or such successor index to be a fraction of what it would have been if there had been no such modification, then the Security Calculation Agent will make such calculations and adjustments in order to arrive at an Index Closing Level for the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

In the event that the Security Calculation Agent elects to replace the Index with a successor index or a Substitute Index, UBS may, in its sole discretion, amend the title of the Securities in order to remove reference the former Index and to make such other changes to the title of the Securities as it considers necessary or desirable to reflect the name and/or characteristics of the relevant successor index or Substitute Index, as applicable.

All determinations and adjustments to be made by the Security Calculation Agent may be made in the Security Calculation Agent’s sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity, call or acceleration, or upon early redemption, will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day or a New York Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above.

Modified Business Day

As described in “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities”, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Cash Settlement Amount at Maturity,” “— UBS’s Call Right” and “— Early Redemption at the Option of the Holders” above.

Reissuances or Reopened Issues

We may issue additional Securities at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series B” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate Stated Principal Amount of the outstanding Securities of the class. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

42. ETRACS NYSE® Pickens CoreMidstream™ Index ETN due August 20, 2048

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes specific financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described under “Medium-Term Notes, Series B” above. The terms described here supplement those described under “Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

The Securities are part of a single series of senior debt securities issued under our indenture, dated as of June 12, 2015 between us and U.S. Bank Trust National Association, as trustee.

We describe the terms of the Securities in more detail below. The Securities do not guarantee any return of principal at, or prior to, maturity or call, or upon early redemption. Instead, at maturity, you will receive a cash payment the amount of which will vary depending on the performance of the Index calculated in accordance with the formula set forth below and will be reduced by the Accrued Tracking Fee . We refer to this cash payment as the “Cash Settlement Amount.” If the amount so calculated is equal to or less than zero, the Cash Settlement Amount will be zero and you will not receive a cash payment.

If you exercise your right to have us redeem your Securities, subject to compliance with the redemption procedures, for each Security you will receive a cash payment on the Redemption Date equal to the Redemption Amount as described below under “— Early Redemption at the Option of the Holders.” If the amount so calculated is equal to or less than zero, the Redemption Amount will be zero and you will not receive a cash payment.

If we elect to exercise our call right to redeem all of the Securities, subject to compliance with the procedures set forth below, for each Security you will receive a cash payment on the Call Settlement Date equal to the Call Settlement Amount, as described below under “— UBS’s Call Right.” If the amount so calculated is equal to or less than zero, the Call Settlement Amount will be zero and you will not receive a cash payment.

The Securities may pay a cash coupon during their term.

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each Coupon Payment Date you will receive an amount in cash equal to the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

If the Reference Distribution Amount on such Coupon Valuation Date is zero, you will not receive any Coupon Amount on the related Coupon Payment Date.

The final Coupon Amount will be included in the Cash Settlement Amount.

The “Coupon Payment Date” means the 15th Index Business Day following each Coupon Valuation Date, provided that the final Coupon Payment Date will be the Maturity Date, subject to adjustment as described herein. The first Coupon Payment Date will be October 22, 2018.

The “Coupon Record Date” means the ninth Index Business Day following each Coupon Valuation Date.

The “Coupon Ex-Date,” with respect to a Coupon Amount, means the first Trading Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the Trading Day prior to the applicable Coupon Record Date.

The “Coupon Valuation Date” means the 30th of March, June, September and December of each calendar year during the term of the Securities or if such date is not an Index Business Day, then the first Index Business Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date, subject to adjustment as described herein. The first Coupon Valuation Date will be October 1, 2018.

The “Reference Distribution Amount” means:

(a)           as of the first Coupon Valuation Date, an amount equal to the gross cash dividends or distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent, for those cash dividends or distributions whose “ex-dividend date” occurs during the period from and excluding the Initial Trade Date to and including the first Coupon Valuation Date; and

(b)           as of any other Coupon Valuation Date, an amount equal to the gross cash dividends or distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent for those cash dividends or distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date to and including such Coupon Valuation Date.

Notwithstanding the foregoing, with respect to cash dividends or distributions for an Index constituent which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index constituent fails to pay the dividend or distribution to holders of such Index constituent by the scheduled payment date for such dividend or distribution, such dividend or distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units or shares, as applicable, of each Index constituent equal to (i) the published unit weighting of that Index constituent as of that date, divided by (ii) the product of (a) the Index Divisor as of that date, and (b) the Index Closing Level on the prior calendar day divided by the Current Principal Amount on the prior calendar day.

“record date” means, with respect to a distribution on an Index constituent, the date on which a holder of the Index constituent must be registered as a unitholder or shareholder of such Index constituent in order to be entitled to receive such distribution.

“ex-dividend date” means, with respect to a distribution on an Index constituent, the first Business Day on which transactions in such Index constituent trade on the Primary Exchange without the right to receive such distribution.

Cash Settlement Amount at Maturity

The “Maturity Date” is August 20, 2048, subject to adjustment as described below under “— Market Disruption Event.”

For each Security, unless earlier called or redeemed, you will receive at maturity a cash payment equal to:

(a)           the product of

(i)            the Current Principal Amount as of the calendar day immediately preceding the Calculation Date and

(ii)           the Index Factor as of the last Index Business Day in the Final Measurement Period, plus

(b)           the final Coupon Amount if on such last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, minus

(c)           the Accrued Tracking Fee as of the last Index Business Day in the Final Measurement Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any.

We refer to this cash payment as the “Cash Settlement Amount.” If the amount so calculated is equal to or less than zero, the payment at maturity will be zero.

You may lose some or all of your investment at maturity. The negative effect of the Accrued Tracking Fee will reduce your final payment. If the increase in the level of the Index is insufficient to offset the negative effect of the Accrued Tracking Fee (less any Coupon Amounts and any Stub Reference Distribution Amount, as applicable, you may be entitled to receive), or if the final Index level is less than the Initial Index Level (or the Index level at the time you purchase the Securities, as applicable), you may lose some or all of your investment at maturity.

The “Current Principal Amount” for each Security will equal:

(a)           on the Initial Trade Date, $25.00.

(b)           on each subsequent calendar day, to but excluding the first day of an applicable Measurement Period:

(Current Principal Amount on the previous calendar day × Index Factor) — Accrued Tracking Fee

(c)           on the last day of an applicable Measurement Period:

(Current Principal Amount on the calendar day immediately preceding the first day of the applicable Measurement Period × Index Factor) — Accrued Tracking Fee

To the extent the Current Principal Amount must be calculated during a Measurement Period, the Current Principal Amount on any day during the Measurement Period shall be calculated as if such day is the last day of the applicable Measurement Period and in such circumstances, clause (2) of the “Index Factor” definition (below) shall be determined by calculating (i) (A) (the Index Closing Level on each prior Trading Day, if any, of the applicable Measurement Period) + (the Index Closing Level on such determination date within the applicable Measurement Period × the number of Trading Days from and including such date of determination to, and including, the last Trading Day within the applicable Measurement Period), divided by (B) the number of scheduled Trading Days in the applicable Measurement Period; and (ii) dividing the result obtained under (i) above by the Index Closing Level on the Index Business Day immediately preceding the first day of the applicable Measurement Period

If the Securities undergo a split or reverse split, the Current Principal Amount will be adjusted accordingly.

The “Index Factor” will equal:

(1)           on any Index Business Day prior to an applicable Measurement Period:

Index Closing Level on such Index Business Day divided by the Index Closing Level on the immediately preceding Index Business Day.

(2)           on the last Index Business Day in a Measurement Period:

(i) the arithmetic mean of the Index Closing Levels measured on each Index Business Day during the applicable Measurement Period divided by (ii) the Index Closing Level on the Index Business Day immediately preceding the first day of the applicable Measurement Period.

The Index Factor will equal one (1) on any calendar day that is not an Index Business Day.

The “Current Indicative Value” as determined by the Security Calculation Agent, means, as of any time and date of determination, an amount per Security equal to:

(Current Principal Amount on the previous calendar day × Index Factor, calculated using the intraday indicative value of the Index) — Accrued Tracking Fee + Coupon Amount with respect to the Coupon Valuation Date immediately preceding the date of determination if on the date of determination the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred + Reference Distribution Amount, calculated as if such time and date of determination is a Coupon Valuation Date.

The actual trading price of the Securities in the secondary market may vary significantly from the indicative value.

On any day within a Measurement Period, the Current Indicative Value of the Securities shall be calculated as if such day is the last day of the applicable Measurement Period and in such circumstances, clause (2) of the “Index Factor” definition shall be determined by calculating (i) (A) (the Index Closing Level on each prior Trading Day, if any, of the applicable Measurement Period) + (the Index Closing Level on such determination date within the applicable Measurement Period × the number of Trading Days from and including such date of determination, to and including, the last Trading Day within the applicable Measurement Period), (B) the number of scheduled Trading Days in the applicable Measurement Period, and (ii)

dividing the results obtained under (i) above by the Index Closing level on the Index Business Day immediately preceding the first day of the applicable Measurement Period.

The “Index Closing Level” is the closing level of the Index as reported on the NYSE and Bloomberg; provided, however, that if the closing level of the Index as reported on the NYSE (or any successor) differs from the closing level of the Index as reported on Bloomberg (or any successor), then the Index Closing Level will be the closing level of the Index as calculated by the Index Calculation Agent. The “Index Closing Level” on the Initial Trade Date (i.e. the Initial Index Level) was 1313.27.

The “Index Calculation Agent” means the entity that calculates and publishes the level of the Index, which is currently ICE Data Indices, LLC, which is also the Index Sponsor.

The “Index Divisor,” as of any date of determination, is the divisor used by the Index Calculation Agent to calculate the level of the Index.

The Securities are subject to an “Accrued Tracking Fee” per Security equal to 0.85% per annum, calculated as follows:

(a)           On the Initial Trade Date, the Accrued Tracking Fee is equal to zero.

(b)           On any subsequent calendar day prior to the beginning of a Measurement Period, the Accrued Tracking Fee is equal to (0.85% / 365) × Closing Indicative Value on the previous calendar day.

(c)           On the last day of an applicable Measurement Period, the Accrued Tracking Fee is equal to (0.85% × a fraction, the numerator of which equals the number of calendar days from and including the first day of the applicable Measurement Period to but excluding the last day of the applicable Measurement Period and the denominator of which equals 365) × Closing Indicative Value as of the calendar day immediately preceding the first day of the applicable Measurement Period.

The Accrued Tracking Fee takes into account the performance of the Index, as reflected in the Closing Indicative Value.

The “Final Measurement Period” means the five (5) Index Business Days from and including the Calculation Date, subject to adjustment as described under “— Market Disruption Event.”

“Measurement Period” means the Final Measurement Period or the Call Measurement Period, as applicable.

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in the Final Measurement Period or Call Measurement Period, as applicable, an amount equal to the gross cash dividends or distributions that a Reference Holder would have been entitled to receive in respect of the Index constituents held by such Reference Holder on the “record date” with respect to any Index constituent, for those cash dividends or distributions whose “ex-dividend date” occurs during the period from and excluding the immediately preceding Coupon Valuation Date, to and including the last Index Business Day in the Final Measurement Period or Call Measurement Period as applicable, provided, that for the purpose of calculating the Stub Reference Distribution Amount, the Reference Holder will be deemed to hold 4/5ths, 3/5ths, 2/5ths and 1/5th of the shares/units of each Index constituent it would otherwise hold on the second, third, fourth and fifth Index Business Day, respectively, in such Final Measurement Period or Call Measurement Period.

The “Calculation Date” means August 12, 2048, unless such day is not an Index Business Day, in which case the Calculation Date will be the next Index Business Day, subject to adjustments.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banking institutions in The City of New York, generally, are authorized or obligated by law, regulation or executive order to close.

“Trading Day” means any day on which the primary exchange for trading in the Securities is open for trading in the Securities.

“Primary Exchange” means, with respect to each Index constituent or each constituent underlying a successor index, the primary exchange or market of trading such Index constituent or such constituent underlying a successor index.

“Related Exchange” means, with respect to each Index constituent or each constituent underlying a successor index, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agent) on the overall market for futures or options contracts relating to such Index constituent or such constituent underlying a successor index.

Underlying Index

The NYSE® Pickens Core Midstream™ Index measures the performance of the common stock of corporations and units of master limited partnerships (“MLPs”) which represent U.S. midstream energy fundamentals, agnostic of entity structure. The Index is calculated by ICE Data Indices, LLC (the “Index Sponsor”) using a modified free-float market capitalization weighted methodology. We refer to the corporations, MLPs and any other entities included in the Index as the “Index constituents.” The Index constituents earn the majority of their operating income from midstream energy activities (gathering and processing, liquefaction, pipeline transportation, rail terminaling and storage of energy commodities).

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request to have us redeem your Securities on any Index Business Day no later than 4:00 p.m., New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on any applicable Index Business Day, provided that you request that we redeem a minimum of 50,000 Securities. For any applicable redemption request, the “Redemption Valuation Date” will be the first Index Business Day following the date that the applicable redemption notice and redemption confirmation are delivered, except that we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the notice of redemption is received by UBS rather than the following Index Business Day. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities. We reserve the right from time to time to reduce or waive this minimum redemption amount in our sole discretion on a case-by-case basis. You should not assume you will be entitled to the benefit of any such waiver.

The Securities will be redeemed and the holders will receive payment for their Securities on the second Index Business Day following the applicable Redemption Valuation Date (the “Redemption Date”). The first Redemption Date will be August 27, 2018 and the final Redemption Date will be August 13, 2048. If a Market Disruption Event is continuing or occurs on the applicable scheduled Redemption Valuation Date with respect to any of the Index constituents, such Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

If the amount calculated above is less than or equal to zero, the payment upon early redemption will be zero. We reserve the right from time to time to reduce or waive the Redemption Fee Amount in our sole discretion on a case-by-case basis. You should not assume you will be entitled to the benefit of any such waiver.

As of any Redemption Valuation Date, the “Redemption Fee Amount” means an amount per Security equal to:

(0.125% × Closing Indicative Value for the applicable Security as of such Valuation Date).

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures,” for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to:

Closing Indicative Value as of the Redemption Valuation Date — Redemption Fee Amount.

We refer to this cash payment as the “Redemption Amount.”

If the amount calculated above is less than or equal to zero, the payment upon early redemption will be zero. We reserve the right from time to time to reduce or waive the Redemption Fee Amount in our sole discretion on a case-by-case basis. You should not assume you will be entitled to the benefit of any such waiver.

The redemption feature is intended to induce arbitrageurs to counteract any trading of the Securities at a discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner or that they will be successful in counteracting any divergence in the market price of the Securities and their indicative value.

You may lose some or all of your investment upon early redemption. The combined negative effect of the Accrued Tracking Fee and the Redemption Fee Amount will reduce your final Redemption Amount. If the level of the Index does not increase by an amount sufficient to offset the combined negative effect of the Accrued Tracking Fee and the Redemption Fee Amount (less any Coupon Amounts you may be entitled to receive), or if the final Index level is less than the Initial Index Level (or the Index level at the time you purchase the Securities, as applicable), you may lose some or all of your investment upon early redemption.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption, which we refer to as a “Redemption Notice,” to UBS via email no later than 4:00 p.m. (New York City time) on the Index Business Day on which you elect to exercise your redemption right. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption, which we refer to as the “Redemption Confirmation,” to us via e-mail in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 12:00 noon (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 4:00 p.m. (New York City time), or your confirmation of redemption after 5:00 p.m. (New York City time), on the Business Day prior to the applicable Redemption Valuation Date, your notice will not be effective, you will not be able to redeem your Securities until another date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

We reserve the right from time to time to reduce or waive the minimum redemption amount or the Redemption Fee Amount in our sole discretion on a case-by-case basis. In addition, we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the notice of redemption is received by UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such waiver or election to accelerate the Redemption Valuation Date.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than eighteen (18) calendar days’ prior notice to the holders of the Securities (which notice may be provided via press release), such redemption to occur on any Business Day that we may specify on or after August 25, 2019 through and including the Maturity Date (the “Call Settlement Date”). Upon early redemption in the event we exercise this right, you will receive a cash payment equal to:

(a)           the product of

(i)            the Current Principal Amount as of the calendar day immediately preceding the Call Measurement Period and

(ii)           the Index Factor as of the last Index Business Day in the Call Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on the last Index Business Day in the Call Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, minus

(c)           the Accrued Tracking Fee as of the last Index Business Day in the Call Measurement Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Call Measurement Period, if any.

We refer to this cash payment as the “Call Settlement Amount.”

If the amount calculated above is equal to or less than zero, the payment upon exercise of the UBS Call Right will be zero.

We will inform you of such Call Settlement Amount on the first Business Day following the last Index Business Day in the Call Measurement Period.

The holders will receive payment for their Securities on the second Business Day following the last Index Business Day in the Call Measurement Period (the “Call Settlement Date”). If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index constituents, such Call Valuation Date may be postponed as described under “— Market Disruption Event.”

The “Call Measurement Period” means:

(a)           if the Market Value of Securities outstanding as at the close of business on the Trading Day immediately preceding the date of delivery by UBS of its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right is less than $100,000,000, the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event.”; or

(b)           if the Market Value of Securities outstanding as at the close of business on the Trading Day immediately preceding the date of delivery by UBS of its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right is equal to or greater than $100,000,000, the five (5) Index Business Days from and including the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

The “Market Value” of the Securities outstanding as of the close of business on the Trading Day immediately preceding the date of delivery by UBS of its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right will equal:

Current Indicative Value as of such Trading Day × number of Securities outstanding as reported by PYPESO  on Bloomberg.

The “Call Valuation Date” means the date disclosed as such by UBS in its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right.

In any notice to holders exercising the UBS Call Right, we will specify how many days are included in the Call Measurement Period.

You may lose some or all of your investment upon a call. The negative effect of the Accrued Tracking Fee will reduce your final payment. If the level of the Index does not increase by an amount sufficient to offset the negative effect of the Accrued Tracking Fee (less any Coupon Amounts and any Stub Reference Distribution Amount, as applicable, you may be entitled to receive), or if the final Index level is less than the Initial Index Level (or the Index level at the time you purchase the Securities, as applicable), you may lose some or all of your investment upon UBS’s exercise of its call right.

Some of the defined terms used in this section have different applications when used in determining the Redemption Amount. For the definition of the terms relevant to early redemption, please refer to “— Early Redemption at the Option of the Holders” above.

Security Calculation Agent

UBS Securities LLC will act as the “Security Calculation Agent.” The Security Calculation Agent will determine, among other things, the Current Principal Amount, Current Indicative Value, the Index Factor, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Tracking Fee, the Redemption Fee Amount, the Cash Settlement Amount, if any, that we will pay you at maturity, the Final Measurement Period, the Coupon Payment Dates, the Coupon Valuation Dates, the Coupon Ex-Dates, the Coupon Record Dates, the Redemption Valuation Date, the Redemption Amount, if any, that we will pay you upon redemption, if applicable, the Redemption Date, the Call Settlement Date, the Call Valuation Date, the Call Measurement Period and the Call Settlement Amount, if any, that we will pay you in the event that UBS calls the Securities, and whether any day is a Business Day or Index Business Day. The Security Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the Index has been discontinued and whether there has been a material change in the Index. All determinations made by the Security Calculation Agent will be at the sole discretion of the Security Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Security Calculation Agent from time to time without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or call, or upon early redemption, or on a Coupon Payment Date on or prior to 12:00 p.m. (New York City time) on the Business Day immediately preceding the Maturity Date, any Redemption Date, any Call Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Tracking Fee, the Redemption Amount and Redemption Fee Amount, if any, per security, the Call Settlement Amount, if any, per security, and the Cash Settlement Amount, if any, per security, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to ..7655); and all dollar amounts paid on the aggregate principal amount of Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Disrupted Day (as defined below) exists with respect to an Index constituent on an Averaging Date (as defined below) or on a Redemption Valuation Date, the share/unit price and published share/unit weighting with respect to such Index constituent (and only with respect to such Index constituent) for such Averaging Date or Redemption Valuation Date will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day that is not a Disrupted Day (the “Deferred Averaging Date”) with respect to such Index constituent irrespective of whether pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the share/unit price of a particular Index constituent being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on the Index Business Days during the Final Measurement Period or Call Measurement Period, or on the Redemption Valuation Date, as applicable, the Security Calculation Agent or one of its affiliates, as the case may be, will apply the share/ unit price and the published share/unit weighting with respect to such Index constituent for such Deferred Averaging Date to the calculation of the Index Closing Level (i) on the date(s) of the original disruption with respect to such Index constituent and (ii) such Averaging Date. For example, if the Final Measurement Period or Call Measurement Period, as applicable, for purposes of calculating the Cash Settlement Amount or Call Settlement Amount, respectively, is based on the arithmetic mean of the Index Closing Levels on June 6, 2019, June 7, 2019, June 8, 2019, June 9, 2019 and June 10, 2019 and there is a Market Disruption Event for an Index constituent on June 6, 2019, but no other Market Disruption Event during the Final Measurement Period or Call Measurement Period, as applicable, then the share/ unit price for such disrupted Index constituent on June 7, 2019 will be used more than once to calculate the Cash Settlement Amount or Call Settlement Amount, respectively, and such Cash Settlement Amount or Call Settlement Amount, as applicable, will be determined based on the arithmetic mean of the share/ unit price for such disrupted Index constituent on June 7, 2019, June 7, 2019, June 8, 2019, June 9, 2019 and June 10, 2019.

If the Redemption Valuation Date for purposes of calculating a Redemption Amount is based on the Index Closing Level on June 6, 2019 and there is a Market Disruption Event for an Index constituent on June 6, 2019, then the share/unit price for such disrupted Index constituent on June 7, 2019 will be used to calculate the Redemption Amount.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date or the Redemption Valuation Date, as applicable, with respect to any Index constituent occurring more than three (3) Index Business Days following the day originally scheduled to be such final Averaging Date or Redemption Valuation Date. If the third Index Business Day following the date originally scheduled to be the final Averaging Date, or the Redemption Valuation Date, as applicable, is not an Index Business Day or is a Disrupted Day with respect to such Index constituent, the Security Calculation Agent or one of its affiliates will determine the share/unit price and share weighting with respect to any Index constituent required to be determined for the purpose of calculating the applicable Index Closing Level based on its good faith estimate of the share/unit price and share/unit weighting of each such Index constituent that would have prevailed on the Primary Exchange on such third Index Business Day but for such suspension or limitation.

An “Averaging Date” means each of the Index Business Days during the Final Measurement Period or Call Measurement Period, as applicable, subject to adjustment as described herein.

A “Disrupted Day” with respect to any Index constituent is any Index Business Day on which the Primary Exchange or any Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred and is continuing, and, in both cases, the occurrence of which is determined by the Security Calculation Agent to have a material effect on the share/unit price of such Index constituent.

With respect to an Index constituent, a “Market Disruption Event” means:

(a)           the occurrence or existence of a condition specified below:

(i)            any suspension, absence or limitation of trading on the Primary Exchange for trading in the Index constituent, whether by reason of movements in price exceeding limits permitted by the Primary Exchange or otherwise,

(ii)           any suspension, absence or limitation of trading on the Related Exchange for trading in futures or options contracts related to the Index constituent, whether by reason of movements in price exceeding limits permitted by such Related Exchange or otherwise, or

(iii)          any event (other than an event described in (b) below) that disrupts or impairs (as determined by the Security Calculation Agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for, the relevant Index constituent or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the relevant Index constituent; or

(b)           the closure on any Index Business Day of the Primary Exchange or any Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by the Primary Exchange or such Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the Primary Exchange or such Related Exchange on such Index Business Day and (ii) the submission deadline for orders to be entered into the Primary Exchange or such Related Exchange system for execution at the close of trading on such Index Business Day;

in each case determined by the Security Calculation Agent in its sole discretion; and

(c)           a determination by the Security Calculation Agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the Securities.

For purposes of the above definition:

(i)            a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Primary Exchange or Related Exchange, and

(ii)           for purposes of clause (i) above, limitations pursuant to the rules of any Primary Exchange or Related Exchange similar to NYSE Rule 80B or Nasdaq Rule 4120 (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B or Nasdaq Rule 4120 as determined by the Security Calculation Agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading.

“Scheduled Closing Time” means, with respect to the Primary Exchange or the Related Exchange, on any Index Business Day, the scheduled weekday closing time of the Primary Exchange or such Related Exchange on such Index Business Day, without regard to after hours or any other trading outside of the regular trading session hours.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described in “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Optional Tax Redemption. If we exercise this right, the redemption price of the Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic positions.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.” In addition to the default amount described below, we will also pay the Coupon Amount per Security, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment,” calculated as if the date of acceleration was the last Index Business Day in the Final Measurement Period and the four Index Business Days immediately preceding the date of acceleration were the corresponding Index Business Days in the accelerated Final Measurement Period, with the fourth Index Business Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Index Business Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series B, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the

Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series B” above, under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, as determined by the Security Calculation Agent, in U.S. dollars for the aggregate Stated Principal Amount of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two (2) Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five (5) Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five (5) Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two (2) Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. ,or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If (i) the Index Sponsor discontinues publication of or otherwise fails to publish the Index, (ii) our license agreement with the Index Sponsor terminates, or (iii) the Index Sponsor does not make the Index constituents, their share/unit weighting and/or the Index Divisor available to the Security Calculation Agent, and, in each case, the Index Sponsor or another entity publishes a successor or substitute index licensed to UBS that the Security Calculation Agent determines to be comparable to the discontinued Index and for which the Index constituents, their share/unit weighting, and/or the Index Divisor are available to the Security Calculation Agent (such index being referred to herein as a “successor index”), then the Security Calculation Agent will determine the Coupon Amounts, Current Principal Amounts, Index Factor, Current Indicative Value, Accrued Tracking Fee, Index Closing Levels on the applicable dates of determination, all other related payment terms and the amount payable at maturity, call, or upon early redemption by reference to such successor index.

Upon any selection by the Security Calculation Agent of a successor index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Sponsor discontinues publication of the Index, if our license agreement with the Index Sponsor terminates or the Index Sponsor does not make the Index constituents, their share/unit weightings and/or Index Divisor available to the Security Calculation Agent prior to, and such discontinuation or unavailability is continuing on the Calculation Date or any Index Business Day during the Final Measurement Period or Call Measurement Period, or on the Redemption Valuation Date, as applicable, or any other relevant date on which the Index level is to be determined and the Security Calculation Agent determines that no successor index is available at such time, or the Security Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on the Calculation Date or any Index Business Day during the Final Measurement Period or Call Measurement Period, or on the Redemption Valuation Date, as applicable, or any other relevant date on which the Index level is to be determined, then the Security Calculation Agent will determine the relevant Index level using the Index level and published share/unit weighting of each Index constituent included in the Index or successor index, as applicable, on the last Index Business Day immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions.

In addition, if an Index Replacement Event (as defined below) occurs at any time and the Index Sponsor or anyone else publishes an index that the Security Calculation Agent determines is comparable to the Index (the “Substitute Index”), then the Security Calculation Agent may elect, in its sole discretion, to permanently replace the original Index with the Substitute Index for all purposes under the Securities, and all provisions described herein as applying to the Index will thereafter apply to the Substitute Index instead. In such event, the Security Calculation Agent will make such adjustments, if any, to any level of the Index or Substitute Index that is used for purposes of the Securities as it determines are appropriate in the circumstances. If the Security Calculation Agent elects to replace the original Index with a Substitute Index, then the Security Calculation Agent will determine all amounts hereunder, including the Coupon Amounts, Current Principal Amounts, Index Factor, Current Indicative Value, Accrued Tracking Fee, Index Closing Levels on the applicable dates of determination, all other related payment terms and the amount payable at maturity, call, or upon early redemption by reference to such Substitute Index. If the Security Calculation Agent so elects to replace the original Index with a Substitute Index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities of the Securities.

An “Index Replacement Event” means:

(a)           an amendment to or change (including any officially announced proposed change) in the laws, regulations or rules of the United States (or any political subdivision thereof), or any jurisdiction in which a Primary Exchange or Related Exchange (each as defined herein) is located that (i) makes it illegal for UBS AG or its affiliates to hold, acquire or dispose of shares/units in the Index constituents included in the Index or options, futures, swaps or other derivatives on the Index or the shares/units in the Index constituents included in the Index (including but not limited to exchange-imposed position limits), (ii) materially increases the cost to us, our affiliates, third parties with whom we transact or similarly situated third parties in performing our or their obligations in connection with the Securities, (iii) has a material adverse effect on any of these parties’ ability to perform their obligations in connection with the Securities or (iv) materially affects our ability to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(b)           any official administrative decision, judicial decision, administrative action, regulatory interpretation or other official pronouncement interpreting or applying those laws, regulations or rules that is announced on or after August 20, 2018 that (i) makes it illegal for UBS AG or its affiliates to hold, acquire or dispose of shares/units in the Index constituents included in the Index or options, futures, swaps or other derivatives on the Index or the shares/units in the Index constituents included in the Index (including but not limited to exchange-imposed position limits), (ii) materially increases the cost to us, our affiliates, third parties with whom we transact or similarly situated third parties in performing our or their obligations in connection with the Securities, (iii) has a material adverse effect on the ability of us, our affiliates, third parties with whom we transact or a similarly situated third party to perform our or their obligations in connection with the Securities or (iv) materially affects our ability to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(c)           any event that occurs on or after August 20, 2018 that makes it a violation of any law, regulation or rule of the United States (or any political subdivision thereof), or any jurisdiction in which a Primary Exchange or Related Exchange (each as defined herein) is located, or of any official administrative decision, judicial decision, administrative action, regulatory interpretation or other official pronouncement interpreting or applying those laws, regulations or rules, (i) for UBS AG or its affiliates to hold, acquire or dispose of shares/units in the Index constituents included in the Index or options, futures, swaps or other derivatives on the Index or the shares/units in the Index constituents included in the Index (including but not limited to exchange-imposed position limits), (ii) for us, our affiliates, third parties with whom we transact or similarly situated third parties to perform our or their obligations in connection with the Securities or (iii) for us to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(d)           any event, as determined by the Security Calculation Agent, as a result of which we or any of our affiliates or a similarly situated party would, after using commercially reasonable efforts, be unable to, or would incur a materially increased amount of tax, duty, expense or fee (other than brokerage commissions) to, acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction or asset it deems necessary to hedge the risk of the Securities, or realize, recover or remit the proceeds of any such transaction or asset; or

(e)           as determined by the Security Calculation Agent, the primary exchange or market for trading for the Securities, if any, announces that pursuant to the rules of such exchange or market, as applicable, the Securities cease (or will cease) to be listed, traded or publicly quoted on such exchange or market, as applicable, for any reason and are not immediately re-listed, re-traded or re-quoted on an exchange or quotation system located in the same country as such exchange or market, as applicable Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the Index level of the Index or such successor index does not, in the opinion of the Security Calculation Agent, fairly represent the Index level of the Index or such successor index had such changes or modifications not been made, then the Security Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Security Calculation Agent, may be necessary in order to arrive at an Index level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the Security Calculation Agent will calculate the Index levels for the Index or such successor index with reference to the Index or such successor index, as adjusted. The Security Calculation Agent will accordingly calculate the Index Closing Level, the Current Principal Amount, the Current Indicative Value, the Index Factor, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Tracking Fee, the Redemption Fee Amount, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, that we will pay you upon early redemption, if applicable, and the Call Settlement Amount, if any, that we will pay you in the event UBS calls the Securities, based on the relevant Index Closing Level calculated by the Security Calculation Agent, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), which, in turn, causes the Index level of the Index or such successor index to be a fraction of what it would have been if there had been no such modification, then the Security Calculation Agent will make such calculations and adjustments in order to arrive at an Index level for the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

In the event that the Security Calculation Agent elects to replace the Index with a successor index or a Substitute Index, UBS may, in its sole discretion, amend the title of the Securities in order to remove reference the former Index and to make such other changes to the title of the Securities as it considers necessary or desirable to reflect the name and/or characteristics of the relevant successor index or Substitute Index, as applicable.

All determinations and adjustments to be made by the Security Calculation Agent may be made in the Security Calculation Agent’s sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or call, or upon early redemption will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above s.

Modified Business Day

As described in “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities”, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Cash Settlement Amount at Maturity,” “— UBS’s Call Right” and “— Early Redemption at the Option of the Holders” above.

Reissuances or Reopened Issues

We may issue additional Securities without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series B” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate Stated Principal Amount of the outstanding Securities of the class. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

43. VelocityShares™ 1X Long VSTOXX Futures ETN linked to the VSTOXX Short-Term Futures Investable Index due May 3, 2047 (the “Long Securities”);
44. VelocityShares™ 1X Daily Inverse VSTOXX Futures ETN linked to the VSTOXX Short-Term Futures Inverse Investable Index due May 3, 2047 (the “Inverse Securities”)

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described under “Medium-Term Notes, Series B” above. The terms described here supplement those described under “Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

The Securities are issued under our indenture dated as of June 12, 2015 between us and U.S. Bank Trust National Association, as trustee.

We describe the terms of each series of the Securities in more detail below.

Principal Amount: $100,000,000 (the Long Securities); $100,000,000 (the Inverse Securities);

Issuer: UBS AG (London Branch)

Coupon

We will not pay you interest during the term of the Securities.

Denomination

The Stated Principal Amount of the Securities is $25 per Security.

Cash Settlement Amount at Maturity

Each Security does not guarantee any return of principal at or prior to, maturity or upon call, early redemption or acceleration. Instead, on the Maturity Date, you will receive a cash payment (the “Cash Settlement Amount”) per Security equal to the Closing Indicative Value for the applicable Security as of the Final Valuation Date.

Closing Indicative Value

On the Initial Trade Date, the “Closing Indicative Value” for each series of Securities is equal to $25.00 per Security. For each subsequent calendar day, such Closing Indicative Value will equal:

(Closing Indicative Value on the previous calendar day × Daily Index Performance for the applicable underlying Index) – Daily Investor Fee for such series of Securities for such calendar day

Daily Index Performance

For each Index, the “Daily Index Performance” on any Exchange Business Day will equal (i)(a) the Index Closing Level for the applicable underlying Index on such Exchange Business Day, divided by (b) the Index Closing Level for the applicable underlying Index on the immediately preceding Exchange Business Day, plus (ii) the Daily Accrual. The Daily Index Performance will equal one on any calendar day that is not an Exchange Business Day but which is an Index Business Day. The Daily Index Performance will equal one on any calendar day that is neither an Index Business Day nor an Exchange Business Day.

For each Index, if the applicable underlying Index does not publish an Index Closing Level on any Exchange Business Day, the Index Closing Level of such applicable underlying Index with respect to such Exchange Business Day will be the most recently published Index Closing Level for such Index, subject to adjustment in the case of a Market Disruption Event.

For purposes of calculating the Closing Indicative Value of each Index at maturity or upon call, early redemption or acceleration, the Daily Index Performance will be determined as of the Final Valuation Date or corresponding Valuation Date, as the case may be. If the amount calculated above is equal to or less than zero, the payment at maturity will be zero.

“Exchange Business Day” means any day on which the primary exchange for trading in the applicable series of Securities is open for trading in the Securities.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Primary Exchange” means, with respect to each of the Index Contracts, the exchange where the Index Contracts are listed.

“Related Exchange” means, with respect to each of the Index Contracts, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agents) on the overall market for futures or options contracts relating to such Index Contract.

“record date” means with respect to any split or reverse split, the fifteenth calendar day after the announcement date, provided that if such calendar day is not a Business Day, the record date for such split or reverse split will be the first Business Day following such calendar day.

A “Trading Day” means any day (i) on which the value of the applicable underlying Index is published by Bloomberg or Thomson Reuters, (ii) on which trading is generally conducted on the Primary Exchanges on which the Index Contracts are traded, and (iii) which is an Exchange Business Day, in each case as determined by the Security Calculation Agents in their sole discretion. Any Trading Day is also an Exchange Business Day and an Index Business Day.

Daily Accrual

The Daily Accrual represents the rate of interest that could be earned or is payable on a notional capital reinvestment at the generic three-month USD adjusted German Bund Bill rate as reported on Bloomberg under the ticker: SOL3MBRU (or any successor ticker on Bloomberg or any successor service). The Daily Accrual on any Exchange Business Day will equal:

Where Bbillst-1 is the generic three-month USD adjusted German Bund Bill rate reported on Bloomberg (or any successor service) on the prior Exchange Business Day and d is the number of calendar days from and including the immediately prior Exchange Business Day to but excluding the date of determination. The Daily Accrual is deemed to equal zero on any day that is not an Exchange Business Day.

As of the date issuance, the German Bund Bill rate is negative and therefore the Daily Accrual equals a negative amount. At any time the Daily Accrual equals a negative amount, the Daily Index Performance will be adversely affected by the Daily Accrual and the Daily Accrual will therefore adversely affect the value of your Securities.

Daily Investor Fee

Each series of Securities is subject to a “Daily Investor Fee” per Security that will be subtracted from the Closing Indicative Value of each series of Securities on each calendar day. On the Initial Trade Date, the Daily Investor Fee is equal to zero. On each subsequent calendar day, the Daily Investor Fee for each series of Securities equals the product of (i) 1.35% divided by 365 times (ii) the Closing Indicative Value for such series of Securities on the previous calendar day. For the purpose of calculating the Daily Investor Fee, if such previous calendar day was not an Exchange Business Day, the Closing Indicative Value will be calculated based on the Closing Indicative Value on the immediately preceding Exchange Business Day.

Maturity Date

The “Maturity Date” for each series of Securities will be May 3, 2047 unless that day is not a Business Day, in which case the Maturity Date for each series of Securities will be the next following Business Day. If the third Trading Day before May 3, 2047 does not qualify as the Final Valuation Date as determined in accordance with “— Valuation Dates” below, then the Maturity Date will be the third Trading Day following the Final Valuation Date. The Security Calculation Agents may postpone the Final Valuation Date — and therefore the Maturity Date — if a Market Disruption Event or Force Majeure Event

occurs or is continuing on a day that would otherwise be the Final Valuation Date. We describe Market Disruption Events and Force Majeure Events under “— Market Disruption Event” below.

Unlike ordinary debt securities, the Securities do not pay interest and do not guarantee any return of principal at maturity or upon call, early redemption or acceleration.

Each series of Securities is fully exposed to any decline in the level of the applicable underlying Index. You may lose all or a substantial portion of your investment if the Index level on the applicable Valuation Date is not sufficient to offset the negative effect of the Daily Investor Fee and, if negative, the Daily Accrual. In addition, the Daily Investor Fee will be calculated based on a daily Closing Indicative Value and therefore will depend on the daily fluctuations of the applicable underlying Index. If the Closing Indicative Value as of the Final Valuation Date is equal to or less than zero, the payment at maturity will be zero.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right and, upon the occurrence of a Stop Loss Termination Event, the Securities will be automatically accelerated and mandatorily redeemed. See “— UBS’s Call Right” and “— Acceleration Upon Occurrence of Stop Loss Termination Event” below.

Valuation Dates

The applicable Valuation Date means (i) with respect to an early redemption, the third Trading Day prior to the related Redemption Date, which day is also the first Trading Day following the date that a Redemption Notice and Redemption Confirmation are delivered in compliance with the redemption procedures, (ii) with respect to UBS’s exercise of its Call Right, the third Trading Day prior to the Call Settlement Date, (iii) with respect to the Maturity Date, the Final Valuation Date, and with respect to the occurrence of a Stop Loss Termination Event, the Stop Loss Termination Date. The “Final Valuation Date” will be the Trading Day that falls on April 30, 2047.

If the Security Calculation Agents determine that a market disruption event or force majeure event occurs or is continuing on a Valuation Date, the applicable Valuation Date will be the first following Trading Day on which the Security Calculation Agents determine that a market disruption event or force majeure event does not occur and is not continuing. In no event, however, will the applicable Valuation Date for the Securities be postponed by more than three Trading Days.

If the Security Calculation Agents determine that a market disruption event or force majeure event occurs or is continuing on April 30, 2047, then the Final Valuation Date will be the first following Trading Day on which the Security Calculation Agents determine that a market disruption event or force majeure event does not occur and is not continuing. In no event, however, will the Final Valuation Date be postponed by more than three Trading Days.

Underlying Indices

Long Securities

The Long Securities are linked to the VSTOXX Short-Term Futures Investable Index (the “Long Investable Index”). The Long Investable Index replicates the performance of a long position in a portfolio of VSTOXX futures designed to provide a long exposure to constant-maturity one-month forward, one-month implied volatilities on the underlying EURO STOXX 50® Index, taking into account the bid-ask spread in the roll procedure, which will reduce the value of the Long Investable Index, and therefore the Long Securities. The Long Investable Index continuously rolls on a daily basis from the first month VSTOXX futures contract to the second month contract. As a result of their long exposure to VSTOXX futures, the Long Securities are more likely to increase in value when the volatility of European equities increases and more likely to decrease in value when the volatility of European equities decreases.

Inverse Securities

The Inverse Securities are linked to the VSTOXX Short-Term Futures Inverse Investable Index (the “Inverse Investable Index”). The Inverse Investable Index replicates the performance of a short position in a portfolio of VSTOXX futures designed to provide a short exposure to constant-maturity one-month forward, one-month implied volatilities on the underlying EURO STOXX 50® Index, taking into account the bid-ask spread in the roll procedure and the daily reset costs, which will reduce the value of the Inverse Securities. The Inverse Investable Index continuously rolls on a daily basis from a short position in the first month VSTOXX futures contract to a short position in the second month contract. As a result of their short exposure to VSTOXX futures, the Inverse Securities are more likely to increase in value when the volatility of European equities decreases and more likely to decrease in value when the volatility of European equities increases.

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request to have us redeem your Securities of any series on any Trading Day no later than 4:00 p.m. (New York City time) and a confirmation of redemption by no later than 4:00 p.m. (New York City time) on any Trading Day, provided that you request that we redeem a minimum of 50,000 Securities of the applicable series. We reserve the right from time to time to waive or reduce this minimum redemption amount in our sole discretion on a case-by-case basis. You should not assume you will be entitled to the benefit of any such waiver or reduction. For any applicable redemption request, the “Redemption Valuation Date” will be the first Trading Day following the date that the applicable redemption notice and redemption confirmation are delivered, except that we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the notice of redemption is received by UBS rather than the following Trading Day. You should not assume you will be entitled to the benefit of any such acceleration. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other holders of the applicable series to reach this minimum amount of 50,000 Securities of the applicable series. The first Redemption Date was May 9, 2017 and the final Redemption Date will be April 26, 2047.

Upon early redemption, you will receive per Security a cash payment on the relevant Redemption Date equal to the Closing Indicative Value for the applicable Security as of the applicable Valuation Date, minus the Redemption Fee Amount as of the applicable Valuation Date. We refer to this cash payment as the “Redemption Amount.” If the amount calculated above is less than or equal to zero, the payment upon early redemption will be zero. We reserve the right from time to time to waive or reduce the Redemption Fee Amount in our sole discretion on a case-by-case basis. You should not assume you will be entitled to the benefit of any such waiver or reduction.

As of any Valuation Date, the “Redemption Fee Amount” means an amount per Security equal to the product of (i) 0.15% and (ii) the Closing Indicative Value for the applicable Security as of such Valuation Date.

You may lose all or a substantial portion of your investment upon early redemption if the level of the applicable underlying Index declines or does not increase by an amount sufficient to offset the combined negative effect of the Daily Investor Fee, the Daily Accrual, if negative and, if applicable, the Redemption Fee Amount and the creation fee.

We discuss these matters in “Medium-Term Notes, Series B” above, under “Description of Debt Securities We May Offer — Redemption and Payment.”

The redemption feature is intended to induce arbitrageurs to counteract any trading of the Securities at a discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner or that they will be successful in counteracting any divergence in the market price of the Securities and their indicative value.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right. See “— UBS’s Call Right” above.

Redemption Dates

The applicable “Redemption Date” means the third Trading Day following the corresponding Valuation Date (other than the Final Valuation Date) or, if such day is not a Trading Day, the next following Trading Day. The final Redemption Date will be April 26, 2047.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption to Janus Distributors via email no later than 4:00 p.m. (New York City time) on the Trading Day immediately preceding the applicable Valuation Date. If Janus Distributors receives your notice by the time specified in the preceding sentence, Janus Distributors will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption to Janus Distributors via e-mail in the specified form by 4:00 p.m. (New York City time) on the same day. Janus Distributors must acknowledge receipt in order for your confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your notice of redemption after 4:00 p.m. (New York City time), or your confirmation of redemption after 4:00 p.m. (New York City time), on the Trading Day prior to the applicable Valuation Date, your notice will not be effective, you will not be able to redeem your Securities on the applicable Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, Janus Distributors may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

We reserve the right from time to time to waive the minimum redemption amount or the Redemption Fee Amount in our sole discretion on a case-by-case basis. In addition, we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the notice of redemption is received by Janus Distributors rather than the following Trading Day. You should not assume you will be entitled to the benefit of any such waiver or election to accelerate the Redemption Valuation Date.

UBS’s Call Right

On any Trading Day on or after May 9, 2018 through and including the Maturity Date, UBS may at its option redeem all, but not less than all, issued and outstanding Securities of any series. To exercise its Call Right, UBS must provide notice (which may be provided via press release) to the holders of such Securities not less than ten calendar days prior to the Call Settlement Date specified by UBS. In the event UBS exercises this right, you will receive a cash payment per Security equal to its Closing Indicative Value as of the Valuation Date. We refer to this cash payment as the “Call Settlement Amount.” See also “Description of the Debt Securities We May Offer — Redemption and Payment” in “Medium-Term Notes, Series B” above.

You may lose all or a substantial portion of your investment upon UBS’s exercise of its Call Right if the level of the applicable underlying Index declines or does not increase by an amount sufficient to offset the negative effect of the Daily Investor Fee and, if negative, the Daily Accrual.

Acceleration Upon Occurrence of Stop Loss Termination Event

If, at any time on any Trading Day, the intraday indicative value of the Inverse Securities, calculated as described above in “Valuation of the Indices and the Securities — Intraday Security Values,” is equal to or less than 25.0% of the Closing Indicative Value of the Inverse Securities at the end of the prior Exchange Business Day (each such event, a “Stop Loss Termination Event,” and each such day, a “Stop Loss Termination Date”), all issued and outstanding Inverse Securities will be automatically accelerated and mandatorily redeemed by UBS for a cash payment equal to the Stop Loss Redemption Value; provided that if the Stop Loss Redemption Value so calculated is less than or equal to zero, the payment upon acceleration will be zero.

The “Stop Loss Redemption Value” will be determined by UBS Securities LLC, as Security Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner, using the latest publicly available quotations for the intraday indicative value of the Inverse Investable Index that are available as soon as reasonably practicable after the time that an investor could reasonably be expected to unwind an investment in the first and second month VSTOXX futures hypothetically required to replicate the performance of the Inverse Investable Index following the occurrence of such Stop Loss Termination Event, based on such factors as liquidity, market availability and practical time constraints. UBS Securities LLC, as Security Calculation Agent, will calculate, in its sole discretion, the Stop Loss Redemption Value of the Inverse Securities as:

(its Closing Indicative Value on the previous calendar day × Daily Intraday Index Performance for the Inverse Investable Index as soon as reasonably practicable following the Stop Loss Termination Event) – Daily Investor Fee for the Inverse Securities on the Stop Loss Termination Date

The Stop Loss Redemption Value (a) is not expected to be greater than 25.0% of its Closing Indicative Value at the end of the prior Exchange Business Day and (b) shall not be less than $0 per Security. If a Stop Loss Termination Event occurs, you will receive on the Stop Loss Redemption Date only the Stop Loss Redemption Value in respect of your investment in the Inverse Securities. If the Stop Loss Redemption Value so calculated is equal to or less than zero, the payment upon acceleration will be zero. The “Stop Loss Redemption Date” will be the fifth Business Day following the Stop Loss Termination Date; provided that if the calculation of the Stop Loss Redemption Value is postponed as a result of a Market Disruption Event, the Stop Loss Redemption Date will be the fifth Business Day after the Stop Loss Redemption Value is calculated, subject to adjustment. For a discussion of the risks related to the occurrence of a Stop Loss Termination Event, see “Risk Factors — The Securities are highly sensitive to  large changes in the market price of the underlying futures contracts and may be automatically accelerated and mandatorily redeemed, resulting in a loss of all or a substantial portion of your investment.”

Subject to the prior verification by UBS Securities LLC, as Security Calculation Agent, that the intraday indicative value of the Inverse Securities was accurately calculated to be less than or equal to 25.0% of its Closing Indicative Value at the end of the prior Exchange Business Day, UBS must provide notice (which may be provided via press release) to the holders of the Inverse Securities not later than the second Trading Day after the occurrence of a Stop Loss Termination Event that such Stop Loss Termination Event has occurred.

You may lose some or all of your investment upon acceleration. The negative effect of the Daily Investor Fee and the Daily Accrual, if negative will reduce your final payment. If the return of the applicable underlying Index is insufficient to offset the negative effect of the Daily Investor Fee and the Daily Accrual, if negative or if the return of the Inverse Investable Index is negative over the period you hold your Securities, you will lose some or all of your investment upon acceleration.

Security Calculation Agents

UBS Securities LLC and Janus Index will act as the Security Calculation Agents. UBS Securities LLC will, in its sole discretion, make all determinations with respect to any reduction of the minimum redemption amount of 50,000 Securities or with respect to whether a Stop Loss Termination Event has occurred and will calculate for each series of Securities (i) the intraday indicative value for purposes of calculating any Stop Loss Redemption Value, (ii) the Stop Loss Redemption Value, if any, that we will pay you upon the occurrence of a Stop Loss Termination Event, (iii) whether any day is a Trading Day or Exchange Business Day (iv) any amounts due upon default, (v) the Closing Indicative Value for purposes of calculating the Redemption Amount, Call Settlement Amount, Stop Loss Redemption Value, or any such other amounts payable at maturity or upon call, acceleration or early redemption, (vi) the Redemption Amount, Call Settlement Amount, Stop Loss Redemption Value or Cash Settlement Amount or any such other amounts payable at maturity or upon call, acceleration or early redemption.

Janus Index will determine, in its sole discretion, (i) the Closing Indicative Value for each series of the Securities (other than as described above), (ii) the intraday indicative value for each series of the Securities (other than in the case of a Market Disruption Event), (iii) whether any day is a Business Day or Index Business Day and (iv) whether the Securities of any series shall be split or reverse-split and any adjustments to be made as a result of any such split or reverse split. Janus Index may, in its sole discretion, outsource the calculation of the intraday indicative value for each series of the Securities to third-party agents.

The Security Calculation Agents will jointly be responsible for (i) determining whether a Market Disruption Event has occurred and, if so, the applicable Closing Indicative Value, (ii) determining whether any Index has been discontinued or whether there has been a material change in any Index and, if so, whether to replace such Index, and (iii) all other matters or calculations to be made by the Security Calculation Agents not specifically described above.

All determinations made by the Security Calculation Agents will be at the sole discretion of the Security Calculation Agents and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint one or more different Security Calculation Agents from time to time without your consent and without notifying you.

The Security Calculation Agents will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity or upon call, early redemption or acceleration on or prior to 4:00 p.m., New York City time, on the Business Day immediately preceding the Maturity Date or any Redemption Date, Stop Loss Redemption Date or Call Settlement Date, as applicable. All dollar amounts related to determination of the Closing Indicative Value, the Daily Investor Fee, the Redemption Amount and Redemption Fee Amount per Security, and the Call Settlement Amount or Stop Loss Redemption Amount, if any, per Security will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

If an applicable underlying Index is not published on an Index Business Day, or if a Market Disruption Event or a Force Majeure Event (each as defined below) has occurred or is occurring, and such event affects such Index and/or the ability to hedge such Index on any Index Business Day, Trading Day or Exchange Business Day, the Security Calculation Agents may (but are not required to) make determinations and/or adjustments to such Index or method of calculating such Index. The determination of the value of a Security on a Valuation Date, including the Final Valuation Date, may be postponed if the Security Calculation Agents determine that a Market Disruption Event or Force Majeure Event has occurred or is continuing on such Valuation Date. In that event, the applicable Valuation Date will be the next following Trading Day on which no Market Disruption Event or Force Majeure Event has occurred or is continuing. In no event, however, will a Valuation Date be postponed by more than three Trading Days. If a Valuation Date is postponed until the third Trading Day following the scheduled Valuation Date but a Market Disruption Event or Force Majeure Event occurs or is continuing on such day, that day will nevertheless be the Valuation Date and the Security Calculation Agents will make a good faith estimate in their sole discretion of the value of the Index Closing Level for applicable underlying Index for such day. All determinations and adjustments to be made by the Security Calculation Agents may be made in the Security Calculation Agents’ sole discretion.

A “Market Disruption Event” will be any event that, in the determination of the Security Calculation Agents in their sole discretion, could materially interfere with our, our affiliates, third parties with whom we transact, or similarly situated third parties’ ability to establish, maintain or unwind all or a material portion of a hedge that could be effected with respect to the Securities, including, but not limited to:

Ø   the Index Sponsor does not publish the level of the applicable underlying Index on any Index Business Day;

Ø   a suspension, absence or material limitation of trading of equity securities then constituting 20% or more of the level of the EURO STOXX 50® Index on the Relevant Exchanges (as defined below) for such securities for more than two hours of trading (one hour on any day that is an “index roll date” for purposes of calculating the VSTOXX or the relevant successor index) during, or during the one hour period preceding the close of, the principal trading session on such Relevant Exchange;

Ø   a breakdown or failure in the price and trade reporting systems of any Relevant Exchange for the EURO STOXX 50® Index as a result of which the reported trading prices for equity securities then constituting 20% or more of the level of the EURO STOXX 50® Index are materially inaccurate (i) during the one hour preceding the close of the principal trading session on such Relevant Exchange or (ii) during any one hour period of trading on such Relevant Exchange on any day that is an “index roll date” for purpose of calculating the VSTOXX or the relevant successor index;

Ø   a suspension, absence or material limitation of trading on any Relevant Exchange for futures contracts, options or other products on the VSTOXX (or any relevant successor index) traded on such Relevant Exchange for more than two hours of trading (one hour on any day that is an “index roll date” for purposes of calculating the VSTOXX or the relevant successor index) during, or during the one hour period preceding the close of, the principal trading session on such Relevant Exchange;

Ø   a breakdown or failure in the price and trade reporting systems of any Relevant Exchange for futures contracts on the VSTOXX (or the relevant successor index) as a result of which the reported trading prices for futures on the VSTOXX (or futures on the relevant successor index) during the one hour period preceding, and including, the scheduled time at which the value of the VSTOXX is calculated for purposes of the Indices (or the relevant successor index) are materially inaccurate;

Ø   a suspension, absence or material limitation of trading on any Relevant Exchange for the applicable Index (or any relevant successor index) for more than two hours of trading (one hour on any day that is an “index roll date” for purposes of calculating the applicable Index or the relevant successor index) during, or during the one hour period preceding the close of, the principal trading session on such Relevant Exchange;

Ø   a breakdown or failure in the price and trade reporting systems of any Relevant Exchange for the Indices (or a relevant successor index) as a result of which the reported trading prices for the relevant futures contracts on the VSTOXX (or futures on the relevant successor indices) during the one hour period preceding, and including, the scheduled time at which the value of the futures contracts on the VSTOXX is calculated for purposes of the Indices (or a relevant successor index) are materially inaccurate;

Ø   a decision to permanently discontinue trading in futures on the VSTOXX (or futures on the relevant successor index);

Ø   on any Index Business Day, the occurrence or existence of a lack of, or a material decline in, the liquidity in the market for trading in any futures contract included in the Indices or any Index;

Ø   any event or any condition (including without limitation any event or condition that occurs as a result of the enactment, promulgation, execution, ratification, interpretation or application of, or any change in or amendment to, any law, rule or regulation by an applicable governmental authority) that results in an illiquid market for trading in any futures contract underlying the Indices or any Index; and

Ø   the declaration or continuance of a general moratorium in respect of banking activities in any relevant city.

A “Force Majeure Event” includes any event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that the Security Calculation Agents determine to be beyond their reasonable control and materially affect any Index, the EURO STOXX 50® Index or the VSTOXX (or the relevant successor index) or any futures contract underlying any Index (or the relevant successor index).

For purposes of determining whether a Market Disruption Event has occurred:

Ø   a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of any Relevant Exchange for the EURO STOXX 50 Index or the VSTOXX (or the relevant successor index);

Ø   limitations pursuant to the rules of any Relevant Exchange similar to BATS Rule 20.3 (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to BATS Rule 20.3 as determined by the Index Sponsor) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

Ø   a suspension of trading in an option or a futures contract on the VSTOXX (or futures contract on the relevant successor index) by the Relevant Exchange for the VSTOXX (or the relevant successor index) by reason of:

Ø   a price change exceeding limits set by such Relevant Exchange,

Ø   an imbalance of orders relating to such option or futures contract, as applicable, or

Ø   a disparity in bid and ask quotes relating to such option or futures contract, as applicable, will, in each such case, constitute a suspension, absence or material limitation of trading on such Relevant Exchange; and

Ø   a “suspension, absence or material limitation of trading” on any Relevant Exchange will not include any time when such Relevant Exchange is itself closed for trading under ordinary circumstances.

“Relevant Exchange” means, with respect to the EURO STOXX 50® Index, the primary exchange or market of trading for any equity security (or any combination thereof) then included in the EURO STOXX 50®  Index or, with respect to the VSTOXX or any relevant successor index, the primary exchange or market for options or futures on the VSTOXX (or futures on the relevant successor index), as applicable, or, with respect to the Indices or any relevant successor index, the primary exchange or market for the relevant futures contracts on the VSTOXX (or futures on the relevant successor index to the VSTOXX).

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series B” above. If we exercise this right, the redemption price of the Securities will be determined by UBS Securities LLC, as Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, the default amount in respect of the principal of the Securities shall become due and payable. We describe the default amount below under “— Default Amount.”

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Securities are a part, are entitled to take any action under the indenture, we will treat Stated Principal Amount of the Securities as their outstanding principal amount. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the Medium-Term Notes, Series B, including the Securities, after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series B” above, under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities of any series on any day will be an amount, in U.S. dollars, as determined by UBS Securities LLC, as Security Calculation Agent, in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities of such series as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities of such series. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained; or

Ø   every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Final Valuation Date, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency; or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance or Modification of an Index or Termination of Our License Agreement with the Index Sponsor

If the Index Sponsor discontinues publication of any Index, or if our license agreement with the Index Sponsor terminates, and any other person or entity publishes an index that the Security Calculation Agents determine is comparable to such Index and the Security Calculation Agents in their sole discretion approve such index as a successor index, then the Security Calculation Agents will determine the value of the applicable underlying Index on the applicable Valuation Date and the amount payable at maturity or upon call, early redemption or acceleration by reference to such successor index.

If our license agreement with the Index Sponsor terminates, or if the publication of any Index is discontinued, and the Security Calculation Agents determine in their sole discretion that no successor index comparable to the applicable underlying Index exists, or if the Security Calculation Agents determine that a market disruption event or force majeure event has occurred and is continuing on the date on which the value of the applicable underlying Index is required to be determined, the Security Calculation Agents will determine the amount payable by a computation methodology that the Security Calculation Agents determine will as closely as reasonably possible replicate such Index.

If the Security Calculation Agents determine that any Index or the method of calculating any Index has been changed at any time in any respect, including whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, or is due to any other reason, then the Security Calculation Agents will be permitted (but not required) to make such adjustments to such Index or method of calculating such Index as it believes are appropriate to ensure that the value of such Index used to determine the amount payable at maturity or upon call, early redemption or acceleration is equitable.

All determinations and adjustments to be made by the Security Calculation Agents may be made in the Security Calculation Agents’ sole discretion.

Termination of Janus Agreements

UBS and its affiliates have entered into various agreements with Janus Distributors and Janus Index with respect to the Securities, including a Services Agreement, a Co-Calculation Agents Agreement and a Trademark License Agreement (collectively, the “Agreements”). Each of UBS, Janus Distributors and Janus Index has the right to terminate the Agreements under certain circumstances. In the event that the Agreements are terminated, UBS may be required to suspend further issuances of the Securities and to exercise its Call Right, which could result in the loss of some or all of your investment in the Securities.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity or upon call, acceleration or early redemption will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Cash Settlement Amount at Maturity,” “— UBS’s Call Right,” “Acceleration Upon Occurrence of Stop Loss Termination Event” and “— Early Redemption at the Option of the Holders” above.

Defeasance

Neither full defeasance nor covenant defeasance, as described in “Medium-Term Notes, Series B” above, under “Description of Debt Securities We May Offer — Defeasance and Covenant Defeasance,” will apply to the Securities.

Reissuances or Reopened Issues

We may issue additional Securities of any series at any time, without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Medium-Term Notes, Series B” under “Description of Debt Securities We May Offer — Amounts That We May Issue”.

These further issuances, if any, will be consolidated to form a single class with such series of originally issued Securities and will have the same CUSIP number and will trade interchangeably with such series of Securities immediately upon settlement. Any additional issuances will increase the aggregate stated principal amount of the outstanding of Securities of such series, plus the aggregate stated principal amount of any Securities bearing the same CUSIP number that are issued pursuant to any future issuances of Securities bearing the same CUSIP number. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

45. ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN Series B due October 21, 2049

Specific Terms of the Securities

In this section, references to “holders” or “you” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Legal Ownership and Book-Entry Issuance” under “Medium-Term Notes, Series B” above.

These Securities are part of a series of UBS AG debt securities entitled “Medium-Term Notes, Series B” that we may issue, from time to time, under the indenture more particularly described under “Medium-Term Notes, Series B” above. This section summarizes general financial and other terms that apply to the Securities. Terms that apply generally to all Medium-Term Notes, Series B are described in “Description of Debt Securities We May Offer” under “Medium-Term Notes, Series B” above. The terms described here supplement those described in “Medium-Term Notes, Series B” above and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

The Securities are part of a single series of senior debt securities issued under our indenture, dated as of June 12, 2015 between us and U.S. Bank Trust National Association, as trustee.

We describe the terms of the Securities in more detail below.

Principal Amount: $100,000,000

Issuer: UBS AG (London Branch)

The Stated Principal Amount of each Security is $25.00.

The Securities do not guarantee any return of principal at, or prior to, maturity, call or acceleration, or upon early redemption. Instead, at maturity, you will receive a cash payment per Security the amount of which will vary depending on the performance and path of the Index and will be reduced by the Accrued Fees as of the last Index Business Day in the Final Measurement Period as described under “— Cash Settlement Amount at Maturity.” If the amount as calculated is equal to or less than zero, the Cash Settlement Amount will be zero and you will not receive a cash payment.

If you exercise your right to have us redeem your Securities, subject to compliance with the redemption procedures, for each Security you will receive a cash payment per Security on the relevant Redemption Date equal to the Redemption Amount as described under “— Early Redemption at the Option of the Holders.” If the amount as calculated is equal to or less than zero, the Redemption Amount will be zero and you will not receive a cash payment.

Coupon Payment

For each Security you hold on the applicable Coupon Record Date, on each Coupon Payment Date you will receive an amount in cash equal to the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date (the “Coupon Amount”).

If the Reference Distribution Amount on such Coupon Valuation Date is zero, you will not receive any Coupon Amount on the related Coupon Payment Date. The final Coupon Amount will be included in the Cash Settlement Amount if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred.

The “Coupon Payment Date” means the fifteenth (15th) Index Business Day following each Coupon Valuation Date. The final Coupon Payment Date will be the Maturity Date, subject to adjustment as described herein. The first Coupon Payment Date will be November 20, 2019, subject to adjustment as provided herein.

The “Coupon Record Date” means the ninth Index Business Day following each Coupon Valuation Date.

The “Coupon Ex-Date,” with respect to a Coupon Amount, means the first Exchange Business Day on which the Securities trade without the right to receive such Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the Exchange Business Day prior to the applicable Coupon Record Date.

The “Coupon Valuation Date” means the 30th day of each month, and the 28th day of February of each calendar year during the term of the Securities or if such date is not an Index Business Day, then the first Index Business Day following such date, provided that the final Coupon Valuation Date will be the Calculation Date, subject to adjustment described herein. The first Coupon Valuation Date will be October 30, 2019.

The “Reference Distribution Amount” means (i) as of the first Coupon Valuation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the record date with respect to any Index Constituent Security, for those cash distributions whose ex-dividend date occurs during the period from, but excluding, the Initial Trade Date to, and including, the first Coupon Valuation Date; (ii) as of any other Coupon Valuation Date (other than the Calculation Date), an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the record date with respect to any Index Constituent Security for those cash distributions whose ex-dividend date occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date to, and including, such Coupon Valuation Date; and (iii) as of the Calculation Date, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the record date with respect to any Index Constituent Security for those cash distributions whose ex-dividend date occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date to, but excluding, the Calculation Date.

Notwithstanding the foregoing, with respect to cash distributions for an Index Constituent Security which is scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of such Index Constituent Security fails to pay the distribution to holders of such Index Constituent Security by the scheduled payment date for such distribution, such distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

The “Reference Holder” is, as of any date of determination, a hypothetical holder of a number of units of each Index Constituent Security equal to two times (a) the product of (i) the published unit weighting of that Index Constituent Security as of that date and (ii) the Current Principal Amount, divided by (b) the Monthly Initial Closing Level or Loss Rebalancing Closing Level, whichever is more recent.

“record date” means, (i) with respect to a distribution on an Index Constituent Security, the date on which a holder of the Index Constituent Security must be registered as a stockholder/unitholder of such Index Constituent Security in order to be entitled to receive such distribution and (ii) with respect to any split or reverse split, the tenth Business Day after the announcement date.

“ex-dividend date” means, with respect to a distribution on an Index Constituent Security, the first Business Day on which transactions in such Index Constituent Security trade on the Primary Exchange without the right to receive such distribution.

Cash Settlement Amount at Maturity

The “Maturity Date” is October 21, 2049, which will be the second Business Day following the last Index Business Day in the Final Measurement Period, subject to adjustment as described below under “— Market Disruption Event.”

For each Security, unless earlier called, redeemed or accelerated, you will receive at maturity a cash payment equal to:

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Final Measurement Period, plus

(b)           the final Coupon Amount, if on the last Index Business Day in the Final Measurement Period the Coupon Ex-Date with respect to the final Coupon Amount has not yet occurred, minus

(c)           the Accrued Fees as of the last Index Business Day in the Final Measurement Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Final Measurement Period, if any.

We refer to this cash payment as the “Cash Settlement Amount.”

If the amount so calculated is equal to or less than zero, the payment at maturity will be zero.

The following graphic illustrates the formula to determine the Cash Settlement Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Final Coupon Amount	—	Accrued Fees	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment at maturity. The combined negative effect of the Accrued Fees will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and/or any Stub Reference Distribution Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment at maturity.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right and, upon the occurrence of an acceleration event, the Securities may be accelerated and redeemed by UBS, at its option. See “— UBS’s Call Right” and “— Optional Acceleration Upon Minimum Indicative Value” below..

The Stated Principal Amount of each Security is $25.00. The Securities may be issued and sold over time at then-current market prices which may be significantly higher or lower than the Stated Principal Amount.

The Current Principal Amount for the period from the Initial Settlement Date to October 31, 2019 (such period, the “initial calendar month”) will equal $25.00 per Security (unless a Loss Rebalancing Event occurs during the initial calendar month). For each subsequent calendar month, the Current Principal Amount for each Security will be reset as follows on the Monthly Reset Date:

New Current Principal Amount = previous Current  Principal Amount × Index Factor on the applicable Monthly Valuation Date – Accrued Fees on the applicable Monthly Valuation Date

In the event of a Loss Rebalancing Event, the Current Principal Amount will be reset on the applicable Loss Rebalancing Reset Date as described below under “— Loss Rebalancing Events”.

If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates will occur during the term of the Securities.

If the Securities undergo a split or reverse split, the Current Principal Amount will be adjusted accordingly.

For each calendar month, the “Monthly Reset Date” is the first Exchange Business Day of that month beginning on November 1, 2019 and ending on October 1, 2049, subject to adjustment as described under “— Market Disruption Event.” If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, as applicable, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates will occur during the term of the Securities.

For each Monthly Reset Date, the “Monthly Valuation Date” is the last Exchange Business Day of the previous calendar month beginning on October 31, 2019 and ending on September 30, 2049, subject to adjustment as described under “— Market Disruption Event.” If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, then the Current Principal Amount will not be reset on such date and no further Monthly Reset Dates or Monthly Valuation Dates will occur during the term of the Securities.

The “Index Factor” is: 1 + (2 × Index Performance Ratio).

The “Index Performance Ratio” may be calculated on multiple dates of determination during any applicable calendar month. The formula used to calculate the Index Performance Ratio on any date of determination depends on the number of Loss Rebalancing Events that have occurred in the applicable calendar month.

If no Loss Rebalancing Events have occurred in the applicable calendar month, then on any Index Business Day during a Measurement Period, or on the Monthly Valuation Date, any Redemption Valuation Date, the first Loss Rebalancing Valuation Date of the applicable calendar month or any other date of determination, as applicable, the Index Performance Ratio will be equal to:

Index Valuation Level – Monthly Initial Closing Level
Monthly Initial Closing Level

where the “Monthly Initial Closing Level” for the initial calendar month is 230.9117, the Index Closing Level on October 24, 2019. For each subsequent calendar month, the Monthly Initial Closing Level will equal the Index Closing Level on the Monthly Valuation Date for the previous calendar month. For example, the Monthly Initial Closing Level for November 2019 will equal the Index Closing Level on October 31, 2019, subject to adjustment. If a day that would otherwise be a Monthly Reset Date falls within a Measurement Period, then the Current Principal Amount will not be reset on such date and the Monthly Initial Closing Level for the then-current calendar month will remain the same as it was for the immediately preceding calendar month.

If one or more Loss Rebalancing Events have occurred during the applicable calendar month, then on any Index Business Day during a Measurement Period, or on the Monthly Valuation Date, any Redemption Valuation Date, on each Loss Rebalancing Valuation Date after the first Loss Rebalancing Valuation Date in the applicable calendar month or on any other date of determination, as applicable, the Index Performance Ratio will be equal to:

Index Valuation Level – the most recent Loss Rebalancing Closing Level the most recent Loss Rebalancing Closing Level

The “Index Closing Level” will equal the closing level of the Index on any date of determination, as reported on the NYSE and Bloomberg L.P.

The “Index Valuation Level”, as determined by the Security Calculation Agent will equal the arithmetic mean of the Index Closing Levels measured on each Index Business Day during the applicable Measurement Period, or the Index Closing Level on any Monthly Valuation Date, Loss Rebalancing Valuation Date or Redemption Valuation Date, provided that if the Redemption Valuation Date falls in any Measurement Period, for the purposes of calculating the Index Performance Ratio as of the Redemption Valuation Date, the Index Valuation Level on any date of determination during such Measurement Period shall equal (a) 1/5 times (b) (i) the sum of the Index Closing Levels on each Index Business Day from, and including, the first Index Business Day of the applicable Measurement Period, to, and including, the date of determination, plus (ii) the number of Index Business Days from, but excluding, the date of determination to, and including, the last Index Business Day in such Measurement Period, times the Index Closing Level on such date of determination.

“Measurement Period” means the Final Measurement Period, Call Measurement Period or Acceleration Valuation Period, as applicable.

The “intraday indicative value”, or “Indicative Value” is an amount per Security, as determined by the Security Calculation Agent as of any date of determination equal to (Current Principal Amount on the previous calendar day × Index Factor, calculated using the intraday indicative value of the Index) — Accrued Fees + Coupon Amount with respect to the Coupon Valuation Date immediately preceding the date of determination if on the date of determination the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred + Reference Distribution Amount, calculated as if such time and date of determination is a Coupon Valuation Date.

The “Current Indicative Principal Amount”, is an amount per Security, as determined by the Security Calculation Agent as of any date of determination, equal to the product of (i) the Current Principal Amount and (ii) the Index Factor as of such date, using the Index Closing Level as of such date as the Index Valuation Level.

The “Accrued Fees” as of any date of determination means the sum of (1) the Accrued Tracking Fee as of such date and (2) the Accrued Financing Charges as of such date.

The Securities are subject to an “Accrued Tracking Fee” per Security, calculated as follows:

(a)           On the Initial Trade Date, the Accrued Tracking Fee is equal to 0.

(b)           On the initial Monthly Valuation Date (or if applicable, on a Loss Rebalancing Date that occurs prior to the initial Monthly Valuation Date), the Accrued Tracking Fee is an amount equal to the product of: (a) the Annual Tracking Fee as of the initial Monthly Valuation Date and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the Initial Trade Date to, and including, the initial Monthly Valuation Date (or Loss Rebalancing Date, as applicable), and the denominator of which is 365.

(c)           On any subsequent Monthly Valuation Date other than the Initial Monthly Valuation Date or on any Loss Rebalancing Date, the Accrued Tracking Fee is an amount equal to the product of (a) the Annual Tracking Fee as of such Monthly Valuation Date or Loss Rebalancing Date, as the case may be, and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Date, whichever is more recent), to, and including, such Monthly Valuation Date or Loss Rebalancing Date, as the case may be, and the denominator of which is 365.

(d)           On the last Exchange Business Day of an applicable Measurement Period, or as of the Redemption Valuation Date, as applicable, the Accrued Tracking Fee is an amount equal to the product of (a) the Annual Tracking Fee calculated as of the last Exchange Business Day of the applicable Measurement Period, or as of the Redemption Valuation Date, as applicable, and (b) a fraction, the numerator of which is the total number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Date, whichever is more recent), to, and including, (i) such last Exchange Business Day of such Measurement Period, or (ii) such Redemption Valuation Date (or, if the Optional Acceleration Date or Redemption Valuation Date occurs prior to the initial Monthly Valuation Date, the period from, and excluding, the Initial Trade Date), as applicable, and the denominator of which is 365.

The “Annual Tracking Fee” is, as of any date of determination, an amount per Security equal to the product of (i) the Annual Tracking Rate and (ii) the Current Indicative Principal Amount as of the immediately preceding Index Business Day.

The “Annual Tracking Rate” is 0.85%. The Securities are subject to “Accrued Financing Charges” per Security calculated as follows:

(a)           On the Initial Trade Date, the Accrued Financing Charge for each Security is equal to $0.

(b)           On the initial Monthly Valuation Date (or if applicable, on a Loss Rebalancing Date that occurs prior to the initial Monthly Valuation Date), the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the Initial Trade Date, to and including the initial Monthly Valuation Date (or Loss Rebalancing Date, whichever is more recent) times (ii) the Financing Rate as of such date, divided by (b) 360.

(c)           On any subsequent Monthly Valuation Date, the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Valuation Date, whichever is more recent), to and including, the then current Monthly Valuation Date times (ii) the Financing Rate as of such date, divided by (b) 360.

(d)           On the last Index Business Day of an applicable Measurement Period, or as of the Redemption Valuation Date, as applicable, the Accrued Financing Charge for each Security will equal (a) the aggregate sum of (i) the Financing Level as of each date starting from, but excluding, the immediately preceding Monthly Valuation Date (or Loss Rebalancing Valuation Date, or, if the Redemption Valuation Date falls in the Initial Calendar Month, the Initial Trade Date, whichever is more recent), to, and including such last Index Business Day in such Measurement Period, or such Redemption Valuation Date, as applicable, times (ii) the Financing Rate as of such date, divided by (b) 360.

The “Financing Level” is, as of any date of determination, an amount that equals the Current Principal Amount.

The “Financing Rate” will equal the sum of (a) the “Financing Spread” of 0.80% and (b) the London interbank offered rate (British Banker’s Association) for three-month deposits in U.S. Dollars, which is displayed on Reuters page “LIBOR01” (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks, as determined by the Calculation Agent) (“LIBOR”), as of 11:00 a.m., London time, on the day that is two London business days prior to the immediately preceding Monthly Valuation Date.

Notwithstanding the foregoing:

Ø   If the Security Calculation Agent determines on the relevant determination date that the London interbank offered rate for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000 has been discontinued, then the Security Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to such London interbank offered rate, provided that if the Security Calculation Agent determines there is an industry-accepted successor base rate, then the Security Calculation Agent shall use such successor base rate; and

Ø   If the Security Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Security Calculation Agent in its sole discretion may determine the business day convention, definition of business day and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the LIBOR base rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

The establishment of three-month U.S. Dollar LIBOR for each period by the Security Calculation Agent shall (in the absence of manifest error) be final and binding.

“London business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in London generally are authorized or obligated by law, regulation or executive order to close and is also a day on which dealings in U.S. dollars are transacted in the London interbank market.

The Accrued Financing Charges seek to compensate UBS for providing investors with the potential to receive a leveraged participation in movements in the Index Closing Level and are intended to approximate the monthly financing costs that investors may have otherwise incurred had they sought to borrow funds at a similar rate from a third party to invest in the Securities.

The “Final Measurement Period” means the five Index Business Days from, and including, the Calculation Date, subject to adjustment as described under “— Market Disruption Event.”

The “Stub Reference Distribution Amount” means, as of the last Index Business Day in a Measurement Period, an amount equal to the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the “record date” with respect to any Index Constituent Security, for those cash distributions whose “ex-dividend date” occurs during the period from, but excluding, the immediately preceding Coupon Valuation Date (or if such Redemption Valuation Date or the Optional Acceleration Date occurs prior to the first Coupon Valuation Date, the period from but excluding the Initial Trade Date) to, and including, such last Index Business Day of such Measurement Period, or such Redemption Valuation Date, as applicable; provided, that for the purpose of calculating the Stub Reference Distribution Amount, the Reference Holder will be deemed to hold four-fifths, three-fifths, two-fifths and one-fifth of the shares of each Index Constituent Security it would otherwise hold on the second, third, fourth and fifth Index Business Day, respectively, in such Measurement Period.

The “Index Calculation Agent” means the entity that calculates and publishes the level of the Index, which is currently Solactive.

The “Calculation Date” means October 13, 2049, unless such day is not an Index Business Day, in which case the Calculation Date will be the next Index Business Day, subject to adjustments.

“Index Business Day” means any day on which the Primary Exchange and each Related Exchange are scheduled to be open for trading.

“Exchange Business Day” means any day on which the Primary Exchange or market for trading of the Securities is scheduled to be open for trading.

“Primary Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, the primary exchange or market of trading such Index Constituent Security or such constituent underlying a successor index.

“Related Exchange” means, with respect to each Index Constituent Security or each constituent underlying a successor index, each exchange or quotation system where trading has a material effect (as determined by the Security Calculation Agent) on the overall market for futures or options contracts relating to such Index Constituent Security or such constituent underlying a successor index.

Underlying Index

The return on the Securities is linked to the performance of the price return version of the Solactive US High Dividend Low Volatility Index (“SOLHDLV”). The Index is designed to measure the performance of 40 dividend yielding, relatively lower volatility Index Constituent Securities from the universe of the largest 1,000 U.S. listed stocks by market capitalization.

Early Redemption at the Option of the Holders

Subject to your compliance with the procedures described below and the potential postponements and adjustments as described under “— Market Disruption Event,” you may submit a request to have us redeem your Securities on any Index Business Day no later than 12:00 noon, New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on any applicable Index Business Day, provided that you request that we redeem a minimum of 50,000 Securities. We reserve the right from time to time to waive this minimum redemption amount in our sole discretion on a case-by-case basis. You should not assume you will be entitled to the benefit of any such waiver. For any applicable redemption request, the “Redemption Valuation Date” will be the first Index Business Day following the date that the applicable redemption notice and redemption confirmation are delivered, except that we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the notice of redemption is received by UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such acceleration. To satisfy the minimum redemption amount, your broker or other financial intermediary may bundle your Securities for redemption with those of other investors to reach this minimum amount of 50,000 Securities.

The Securities will be redeemed and the holders will receive payment for their Securities on the second Index Business Day following the applicable Redemption Valuation Date (the “Redemption Date”). The first Redemption Date will be October 30, 2019, and the final Redemption Date will be October 14, 2049. In addition, if a call notice has been issued or if acceleration has been triggered, the last Redemption Valuation Date will be the fifth Index Business day prior to the Call Settlement Date or Acceleration Settlement Date, as applicable. If a Market Disruption Event is continuing or occurs on the applicable scheduled Redemption Valuation Date with respect to any of the Index Constituent Securities, such Redemption Valuation Date may be postponed as described under “— Market Disruption Event.”

As of any Redemption Valuation Date, the “Redemption Fee Amount” means an amount per Security equal to:

(0.125% × Closing Indicative Value of the Security as of the Redemption Valuation Date).

If you exercise your right to have us redeem your Securities, subject to your compliance with the procedures described under “— Redemption Procedures,” for each applicable Security you will receive a cash payment on the relevant Redemption Date equal to:

Closing Indicative Value as of the Redemption Valuation Date – Redemption Fee Amount.

We refer to this cash payment as the “Redemption Amount.” If the amount calculated above is equal to or less than zero, the payment upon early redemption will be zero. We reserve the right from time to time to waive the Redemption Fee Amount in our sole discretion and on a case-by-case basis. There can be no assurance that we will elect to waive this fee and you should not assume you will be entitled to such fee waiver.

We will inform you of such Redemption Amount on the first Business Day following the applicable Redemption Valuation Date.

The redemption feature is intended to induce arbitrageurs to counteract any trading of the Securities at a discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner or that they will be successful in counteracting any divergence in the market price of the Securities and their indicative value.

The following graphic illustrates the formula to determine the Redemption Amount, which has been simplified for ease of presentation.

Closing Indicative Value	—	Redemption Fee Amount

You may lose all or a substantial portion of your investment upon early redemption. The combined negative effect of the Accrued Fees and the Redemption Fee Amount will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees and the Redemption Fee Amount, if applicable (less any Coupon Amounts and/or any Stub Reference Distribution Amount you may be entitled to receive as of the Redemption Valuation Date), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon early redemption.

The Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right and, upon the occurrence of an acceleration event, the Securities may be accelerated and redeemed by UBS, at its option. See “— UBS’s Call Right” and “— Optional Acceleration Upon Minimum Indicative Value” below.

We discuss these matters in “Medium-Term Notes, Series B” above under “Description of Debt Securities We May Offer — Redemption and Repayment.”

The Redemption Amount is meant to induce arbitrageurs to counteract any trading of the Securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

Redemption Procedures

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps through normal clearing system channels:

Ø   deliver a notice of redemption, which we refer to as a “Redemption Notice” to UBS via email no later than 12:00 noon (New York City time) on the Index Business Day on which you elect to exercise your redemption right. If we receive your Redemption Notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption;

Ø   deliver the signed confirmation of redemption, which we refer to as the “Redemption Confirmation”, to us via email in the specified form by 5:00 p.m. (New York City time) on the same day. We or our affiliate must acknowledge receipt in order for your Redemption Confirmation to be effective;

Ø   instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the applicable Redemption Valuation Date at a price equal to the Redemption Amount; and

Ø   cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 12:00 noon (New York City time) on the applicable Redemption Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If your broker delivers your Redemption Notice after 12:00 noon (New York City time), or your Redemption Confirmation after 5:00 p.m. (New York City time), on the Business Day prior to the applicable Redemption Valuation Date, your Redemption Notice will not be effective, you will not be able to redeem your Securities until the following Redemption Date and your broker will need to complete all the required steps if you should wish to redeem your Securities on any subsequent Redemption Date. In addition, UBS may request a medallion signature guarantee or such assurances of delivery as it may deem necessary in its sole discretion. All instructions given to participants from beneficial owners of Securities relating to the right to redeem their Securities will be irrevocable.

We reserve the right from time to time to waive the minimum redemption amount or the Redemption Fee Amount in our sole discretion on a case-by-case basis. In addition, we reserve the right from time to time to accelerate, in our sole discretion on a case-by-case basis, the Redemption Valuation Date to the date on which the Redemption Notice is received by UBS rather than the following Index Business Day. You should not assume you will be entitled to the benefit of any such waiver or election to accelerate the Redemption Valuation Date.

UBS’s Call Right

We have the right to redeem all, but not less than all, of the Securities upon not less than eighteen (18) calendar days’ prior notice to the holders of the Securities (which may be provided via press release), such redemption to occur on any Business Day that we may specify on or after November 12, 2019 through and including the Maturity Date. Upon early redemption in the event we exercise this right, you will receive a cash payment equal to

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Call Measurement Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Call Valuation Date if on the last Index Business Day in the Call Measurement Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, minus

(c)           the Accrued Fees as of the last Index Business Day in the Call Measurement Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Call Measurement Period, if any.

We refer to this cash payment as the “Call Settlement Amount.”

If the amount calculated above is equal to or less than zero, the payment upon UBS’s exercise of its Call Right will be zero.

We will inform you of such Call Settlement Amount on the first Business Day following the last Index Business Day in the Call Measurement Period.

The holders will receive payment for their Securities on the second Business Day following the last Index Business Day in the Call Measurement Period (the “Call Settlement Date”). If a Market Disruption Event is continuing or occurs on the scheduled Call Valuation Date with respect to any of the Index Constituent Securities, such Call Valuation Date may be postponed as described under “— Market Disruption Event.”

The “Call Measurement Period” means:

(a)           if the Market Value of Securities outstanding as at the close of business on the Exchange Business Day immediately preceding the date of delivery by UBS of its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right is less than $250,000,000, the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event”;

(b)           if the Market Value of Securities outstanding as at the close of business on the Exchange Business Day immediately preceding the date of delivery by UBS of its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right is equal to or greater than $250,000,000, the five (5) Index Business Days from and including the Call Valuation Date, subject to adjustments as described under “— Market Disruption Event.”

The “Market Value” of the Securities outstanding as of the close of business on the Exchange Business Day immediately preceding the date of delivery by UBS of its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right will equal:

Intraday indicative value as of such Exchange Business Day × number of Securities outstanding as reported by HDLBIV  on Bloomberg.

The “Call Valuation Date” means the date disclosed as such by UBS in its notice to holders (which may be provided via press release) of its exercise of the UBS Call Right.

In any notice to holders exercising the UBS Call Right, we will specify how many days are included in the Call Measurement Period.

The following graphic illustrates the formula to determine the Call Settlement Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Coupon Amount	—	Accrued Fees	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment upon a call. The combined negative effect of the Accrued Fees will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and/or any Stub Reference Distribution Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon a call.

In addition, upon the occurrence of an acceleration event, the Securities may be accelerated and redeemed by UBS, at its option. See “Specific Terms of the Securities — Optional Acceleration Upon Minimum Indicative Value” below.

Optional Acceleration Upon Minimum Indicative Value

If, at any time, the intraday indicative value of the Securities on any Index Business Day equals $2.00 or less (the “Indicative Value Optional Acceleration Trigger”) (each such day, an “Optional Acceleration Date”), all issued and outstanding Securities may be accelerated and redeemed by UBS, at its option (even if the intraday indicative value would later exceed $2.00 on such Optional Acceleration Date or any subsequent Index Business Day) for a cash payment equal to the Acceleration Amount (the “Acceleration Option”).

In the event that the Indicative Value Optional Acceleration Trigger threshold has been breached, UBS will issue a press release before 9:00 a.m. on the Index Business Day following the Optional Acceleration Date announcing whether or not it has elected to exercise its Acceleration Option. UBS is under no obligation to exercise its Acceleration Option and the Securities may remain outstanding following an Indicative Value Optional Acceleration Trigger Event occurring, if UBS does not elect to exercise such Acceleration Option.

The “Acceleration Amount” will equal

(a)           the product of

(i)            the Current Principal Amount and (ii) the Index Factor as of the last Index Business Day in the Acceleration Valuation Period, plus

(b)           the Coupon Amount with respect to the Coupon Valuation Date immediately preceding the Optional Acceleration Date if on the last Index Business Day in the Acceleration Valuation Period the Coupon Ex-Date with respect to such Coupon Amount has not yet occurred, minus

(c)           the Accrued Fees as of the last Index Business Day in the Acceleration Valuation Period, plus

(d)           the Stub Reference Distribution Amount as of the last Index Business Day in the Acceleration Valuation Period, if any.

If the Acceleration Amount is equal to or less than zero, the payment upon acceleration will be zero.

If the Indicative Value Optional Acceleration Trigger threshold has been breached and UBS elects to exercise its Acceleration Option, you will receive on the Acceleration Settlement Date only the Acceleration Amount in respect of your investment in the Securities. The “Acceleration Settlement Date” will be the second Business Day following the last Index Business Day of the Acceleration Valuation Period. The “Acceleration Valuation Period” will be the five Index Business Days from, but excluding, the Optional Acceleration Date, subject to adjustment as described under “— Market Disruption Event.” Subject to the prior verification by the Security Calculation Agent that the intraday indicative value of the Securities of $2.00 or less was accurately calculated by the NYSE, UBS must provide notice (which may be provided via press release) to the holders of the Securities that the minimum indicative value threshold has been breached not less than five calendar days prior to the Acceleration Settlement Date.

If the Securities undergo a split or reverse split, the Indicative Value Optional Acceleration Trigger will be adjusted accordingly.

The following graphic illustrates the formula to determine the Acceleration Amount, which has been simplified for ease of presentation.

Current Principal Amount × Index Factor	+	Coupon Amount	—	Accrued Fees	+	Stub Reference Distribution Amount

You may lose all or a substantial portion of your investment upon acceleration. The combined negative effect of the Accrued Fees will reduce your final payment. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees (less any Coupon Amounts and/or any Stub Reference Distribution Amount, as applicable, you may be entitled to receive), or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment upon acceleration.

In addition, the Securities may be called by UBS prior to the Maturity Date pursuant to UBS’s Call Right. See “— UBS’s Call Right” above.

Loss Rebalancing Events

A Loss Rebalancing Event will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0. This means that after a Loss Rebalancing Event, a constant percentage increase in the Index Closing Level will have less of a positive effect on the value of your Securities relative to before the occurrence of the Loss Rebalancing Event.

A “Loss Rebalancing Event” occurs if, at any time, the Intraday Index Value on any Index Business Day (other than an Excluded Day, as defined herein) decreases 20% in value from the previous Monthly Initial Closing Level or Loss Rebalancing Closing Level, whichever is more recent. If a Loss Rebalancing Event occurs, the Current Principal Amount of the Securities will be reset as described below, which will have the effect of deleveraging your Securities with the aim of resetting the then-current leverage to approximately 2.0. A Loss Rebalancing Event may occur irrespective of whether a Market Disruption Event also occurs on such Index Business Day.

Upon the occurrence of a Loss Rebalancing Event, the Current Principal Amount will be reset on the applicable Loss Rebalancing Reset Date as follows:

New Current Principal Amount = previous Current Principal Amount × Index Factor on the applicable Loss Rebalancing Valuation Date — Accrued Fees on the applicable Loss Rebalancing Valuation Date

In the event of a Loss Rebalancing Event, the Financing Rate will not be adjusted.

On the next Monthly Valuation Date following one or more Loss Rebalancing Events, the Monthly Initial Closing Level will be replaced with the most recent Loss Rebalancing Closing Level in the calculation of the Index Performance Ratio.

Loss Rebalancing Events may occur multiple times over the term of the Securities and may occur multiple times during a single calendar month. This means both that (i) the Current Principal Amount may be reset more frequently than monthly and (ii) the cumulative effect of compounding and fees will have increased as a result of the Loss Rebalancing Event(s). Because each Loss Rebalancing Event will have the effect of deleveraging your Securities, following a Loss Rebalancing Event your Securities will have less exposure to a potential positive gain in value relative to the exposure before the occurrence of such Loss Rebalancing Event.

On any Loss Rebalancing Valuation Date, the Accrued Financing Charges for each Security will equal the product of (i) the Financing Level on the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, times (ii) the Financing Rate times (iii) the number of calendar days from, but excluding, the immediately preceding Monthly Valuation Date or Loss Rebalancing Valuation Date, whichever is more recent, to, and including, the then current Loss Rebalancing Valuation Date divided by (iv) 360.

An “Excluded Day” means (i) the Index Business Day immediately preceding any Monthly Valuation Date, (ii) any Monthly Valuation Date, (iii) any Loss Rebalancing Valuation Date (iv) the Index Business Day immediately preceding the first day of the Final Measurement Period or any day after such Index Business Day, (v) the Index Business Day immediately preceding the first day of the Call Measurement Period or any day after such Index Business Day, or (vi) the Optional Acceleration Date or any day after the Optional Acceleration Date.

“Loss Rebalancing Closing Level” means the Index Closing Level on the Loss Rebalancing Valuation Date.

“Loss Rebalancing Reset Date” means the first Index Business Day immediately following a Loss Rebalancing Valuation Date, subject to adjustment as described under “— Market Disruption Event.”

“Loss Rebalancing Valuation Date” means:

(a)           if a Loss Rebalancing Event occurs at or prior to 3:15 p.m. on an Index Business Day, the day that such Loss Rebalancing Event occurs, subject to adjustment as described under “— Market Disruption Event”;

(b)           if a Loss Rebalancing Event occurs after 3:15 p.m. on an Index Business Day, the first Index Business Day following the occurrence of such Loss Rebalancing Event, subject to adjustment as described under “— Market Disruption Event.”

Security Calculation Agent

UBS Securities LLC will act as the Security Calculation Agent. The Security Calculation Agent will be solely responsible for all determinations and calculations regarding the value of the Securities, including, among other things, at maturity or upon early redemption or call, or at other times, the Current Principal Amount, Current Indicative Principal Amount, intraday indicative value, Market Disruption Events, Business Days, Index Business Days, Exchange Business Days, the Index Factor, the Index Performance Ratio, the Index Valuation Level, the Financing Level, the Accrued Fees (including determining any successor to the LIBOR base rate), the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Redemption Fee Amount, the Cash Settlement Amount, if any, that we will pay you at maturity, the Coupon Ex-Dates, the Coupon Record Dates, the Redemption Amount, if any, that we will pay you upon redemption, if applicable, the Acceleration Amount that we will pay you upon acceleration, the Call Settlement Amount, if any, that we will pay you in the event that UBS calls the Securities, whether a Loss Rebalancing Event has occurred and whether any day is a Business Day, Index Business Day or an Exchange Business Day and all such other matters as may be specified elsewhere herein as matters to be determined by the Security Calculation Agent. The Security Calculation Agent will also be responsible for determining whether the Index has been discontinued and whether there has been a material change in the Index. The Security Calculation Agent will make all such determinations and calculations in its sole discretion, and absent manifest error, all determinations of the Security Calculation Agent will be conclusive for all purposes and binding on us, you, and all other persons having an interest in the Security, without liability on the part of the Security Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any determinations or calculations made by the Security Calculation Agent. We may appoint a different Security Calculation Agent from time to time without your consent and without notifying you.

The Security Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity, call or acceleration, or upon early redemption, or on a Coupon

Payment Date on or prior to 12:00 noon, New York City time, on the Business Day immediately preceding the Maturity Date, any Redemption Date, any Call Settlement Date, Acceleration Settlement Date or any Coupon Payment Date, as applicable.

All dollar amounts related to determination of the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Redemption Amount and Redemption Fee Amount, if any, per Security, the Call Settlement Amount, if any, per Security, the Current Principal Amount, the Acceleration Amount, the Financing Level, and the Cash Settlement Amount, if any, per Security, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the Stated Principal Amount of the Securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Event

To the extent a Market Disruption Event with respect to the Index has occurred or is continuing on an Averaging Date (as defined below), the Index Closing Level for such Averaging Date will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day on which a Market Disruption Event does not occur or is not continuing (the “Deferred Averaging Date”) with respect to the Index irrespective of whether, pursuant to such determination, the Deferred Averaging Date would fall on a date originally scheduled to be an Averaging Date. If the postponement described in the preceding sentence results in the Index Closing Level being calculated on a day originally scheduled to be an Averaging Date, for purposes of determining the Index Closing Level on any Averaging Date, the Security Calculation Agent or one of its affiliates, as the case may be, will apply the Index Closing Level for such Deferred Averaging Date (i) on the date(s) of the original Market Disruption Event and (ii) such Averaging Date. For example, if the applicable Measurement Period for purposes of calculating the Call Settlement Amount is based on the arithmetic mean of the Index Closing Levels on November 3, November 4, November 5, November 6 and November 7, and there is a Market Disruption Event with respect to the Index on November 3, but no other Market Disruption Event during such Measurement Period, then the Index Closing Level on November 4 will be used twice to calculate the Call Settlement Amount, and the Call Settlement Amount will be determined based on the arithmetic mean of the Index Closing Levels on November 4, November 4, November 5, November 6 and November 7. The same approach would be applied if there is a Market Disruption Event during any Measurement Period.

To the extent a Market Disruption Event with respect to the Index has occurred or is continuing on the Redemption Valuation Date or any Monthly Valuation Date or Loss Rebalancing Valuation Date, the Index Closing Level for such Redemption Valuation Date, Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, will be determined by the Security Calculation Agent or one of its affiliates on the first succeeding Index Business Day on which a Market Disruption Event does not occur or is not continuing with respect to the Index. For example, if the Redemption Valuation Date, for purposes of calculating a Redemption Amount, is based on the Index Closing Level on November 3 and there is a Market Disruption Event with respect to the Index on November 3, then the Index Closing Level on October 4 will be used to calculate the Redemption Amount, assuming that no such Market Disruption Event has occurred or is continuing on November 4.

In no event, however, will any postponement pursuant to the two immediately preceding paragraphs result in the final Averaging Date or any Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date, as applicable, occurring more than three Index Business Days following the day originally scheduled to be such final Averaging Date or such Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date. If a Market Disruption Event has occurred or is continuing with respect to the Index on the third Index Business Day following the date originally scheduled to be the final Averaging Date or any Monthly Valuation Date, Redemption Valuation Date or Loss Rebalancing Valuation Date, as applicable, the Security Calculation Agent or one of its affiliates will determine the Index Closing Level based on its good faith estimate of the Index Closing Level that would have prevailed on such third Index Business Day but for such Market Disruption Event. If any Monthly Valuation Date or Loss Rebalancing Valuation Date is postponed as described above, the succeeding Monthly Reset Date or Loss Rebalancing Reset Date will occur on the next Index Business Day following the postponed Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable.

An “Averaging Date” means each of the Index Business Days during a Measurement Period, subject to adjustment as described herein.

Any of the following will be a Market Disruption Event with respect to the Index, in each case as determined by the Security Calculation Agent in its sole discretion:

(a)           suspension, absence or material limitation of trading in a material number of Index Constituent Securities for trading in the Index Constituent Security, whether by reason of movements in price exceeding limits permitted by the Primary Exchange or otherwise;

(b)           suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to a material number of Index Constituent Securities in the primary market or markets for those contracts;

(c)           the Index is not published; or

(d)           in any other event, if the Security Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect as described in the section entitled “Use of Proceeds and Hedging”.

The following events will not be Market Disruption Events with respect to the Index:

(a)           a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

(b)           a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Constituent Securities.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the Index or any Index Constituent Securities are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Redemption Price Upon Optional Tax Redemption

We have the right to redeem the Securities in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in “Medium-Term Notes, Series B” above. If we exercise this right, the redemption price of the Securities will be determined by the Security Calculation Agent in a manner reasonably calculated to preserve your and our relative economic positions.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “— Default Amount.”

In addition to the default amount described below, we will also pay the Coupon Amount per Security, if any, with respect to the final Coupon Payment Date, as described above under “— Coupon Payment,” calculated as if the date of acceleration was the last Index Business Day in the Final Measurement Period and the four Index Business Days immediately preceding the date of acceleration were the corresponding Index Business Days in the accelerated Final Measurement Period, with the fourth Index Business Day immediately preceding the date of acceleration being the accelerated Calculation Date and the accelerated final Coupon Valuation Date, and the Index Business Day immediately preceding the date of acceleration being the relevant final Coupon Valuation Date.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Medium-Term Notes, Series B, as constituting the outstanding principal amount of the Securities. Although the terms of the Securities may differ from those of the other Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B, including the Securities. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B, accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in “Medium-Term Notes, Series B” above under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification and Waiver of Covenants.”

Default Amount

The default amount for the Securities on any day will be an amount, in U.S. dollars as determined by the Security Calculation Agent in its sole discretion, for the aggregate Stated Principal Amount of the Securities, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

Ø   the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

Ø   the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

Ø   no quotation of the kind referred to above is obtained, or

Ø   every quotation of that kind obtained is objected to within five (5) Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five (5) Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two Business Day objection period have not ended before the Calculation Date, then the default amount will equal the Stated Principal Amount of the Securities.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

Ø   A-1 or higher by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

Ø   P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index or Termination of Our License Agreement with the Index Sponsor; Alteration of Method of Calculation

If (i) the Index Sponsor discontinues publication of, or otherwise fails to publish, the Index, (ii) our license agreement with the Index Sponsor terminates or (iii) the Index Sponsor does not make the Index Constituent Securities and/or their unit weighting available to the Security Calculation Agent, and, in each case, any other person or entity publishes an index licensed to UBS that the Security Calculation Agent determines is comparable to the Index and for which the Index Constituent Securities and/or their unit weighting are available to the Security Calculation Agent (such index being referred to herein as a “successor index”),and the Security Calculation Agent approves such index as a successor index, then the Security Calculation Agent will determine the Index Closing Level on the applicable dates of determination, Coupon Amounts and the amount payable at maturity, call, acceleration or upon early redemption and all other related payments terms by reference to such successor index.

Upon any selection by the Security Calculation Agent of a successor index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

If the Index Sponsor discontinues publication of the Index, our license agreement with the Index Sponsor terminates or the Index Sponsor does not make the Index Constituent Securities and/or their unit weighting available to the Security Calculation Agent, prior to, and such discontinuation, termination or unavailability is continuing on the Calculation Date or any Index Business Day during a Measurement Period, or on the Redemption Valuation Date or on any Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, or on any other relevant date on which the Index Closing Level is to be determined and the Security Calculation Agent determines that no successor index is available at such time, or the Security Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on the Calculation Date or any Index Business Day during a Measurement Period, or on the Redemption Valuation Date or on any Monthly Valuation Date or Loss Rebalancing Valuation Date, as applicable, or any other relevant date on which the Index Closing Level is to be determined, then the Security Calculation Agent will determine the Index Closing Level using the Index Closing Level on the last Index Business Day immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions. In such event, the Security Calculation Agent will cause notice thereof to be furnished to the trustee, to us and to the holders of the Securities.

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

In addition, if an Index Replacement Event (as defined below) occurs at any time and the Index Sponsor or anyone else publishes an index that the Security Calculation Agent determines is comparable to the Index (the “Substitute Index”), then the Security Calculation Agent may elect, in its sole discretion, to permanently replace the original Index with the Substitute Index for all purposes under the Securities, and all provisions described herein as applying to the Index will thereafter apply to the Substitute Index instead. In such event, the Security Calculation Agent will make such adjustments, if any, to any level of the Index or Substitute Index that is used for purposes of the Securities as it determines are appropriate in the circumstances. If the Security Calculation Agent elects to replace the original Index with a Substitute Index, then the Security Calculation Agent will determine all amounts hereunder, including the Coupon Amounts, Current Principal Amount, Current Indicative Principal Amount, Index Factor, intraday indicative value, Accrued Fees, Index Closing Levels on the applicable dates of determination, all other related payment terms and the amount payable at maturity, call, or upon early redemption by reference to such Substitute Index. If the Security Calculation Agent so elects to replace the original Index with a Substitute Index, the Security Calculation Agent will cause written notice thereof to be furnished to the trustee, to us and to the holders of the Securities of the Securities.

An “Index Replacement Event” means:

(a)           an amendment to or change (including any officially announced proposed change) in the laws, regulations or rules of the United States (or any political subdivision thereof), or any jurisdiction in which a Primary Exchange or Related Exchange (each as defined herein) is located that (i) makes it illegal for UBS AG or its affiliates to hold, acquire or dispose of units in the Index Constituent Securities included in the Index or options, futures, swaps or other derivatives on the Index or the units in the Index Constituent Securities included in the Index (including but not limited to exchange-imposed position limits), (ii) materially increases the cost to us, our affiliates, third parties with whom we transact or similarly situated third parties in performing our or their obligations in connection with the Securities, (iii) has a material adverse effect on any of these parties’ ability to perform their obligations in connection with the Securities or (iv) materially affects our ability to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(b)           any official administrative decision, judicial decision, administrative action, regulatory interpretation or other official pronouncement interpreting or applying those laws, regulations or rules that is announced on or after October 24, 2019 that (i) makes it illegal for UBS AG or its affiliates to hold, acquire or dispose of units in the Index Constituent Securities included in the Index or options, futures, swaps or other derivatives on the Index or the units in the Index constituents included in the Index (including but not limited to exchange-imposed position limits), (ii) materially increases the cost to us, our affiliates, third parties with whom we transact or similarly situated third parties in performing our or their obligations in connection with the Securities, (iii) has a material adverse effect on the ability of us, our affiliates, third parties with whom we transact or a similarly situated third party to perform our or their obligations in connection with the Securities or (iv) materially affects our ability to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(c)           any event that occurs on or after October 24, 2019 that makes it a violation of any law, regulation or rule of the United States (or any political subdivision thereof), or any jurisdiction in which a Primary Exchange or Related Exchange (each as defined herein) is located, or of any official administrative decision, judicial decision, administrative action, regulatory interpretation or other official pronouncement interpreting or applying those laws, regulations or rules, (i) for UBS AG or its affiliates to hold, acquire or dispose of units in the Index Constituent Securities included in the Index or options, futures, swaps or other derivatives on the Index or the units in the Index constituents included in the Index (including but not limited to exchange-imposed position limits), (ii) for us, our affiliates, third parties with whom we transact or similarly situated third parties to perform our or their obligations in connection with the Securities or (iii) for us to issue or transact in exchange traded notes similar to the Securities, each as determined by the Security Calculation Agent;

(d)           any event, as determined by the Security Calculation Agent, as a result of which we or any of our affiliates or a similarly situated party would, after using commercially reasonable efforts, be unable to, or would incur a materially increased amount of tax, duty, expense or fee (other than brokerage commissions) to, acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction or asset it deems necessary to hedge the risk of the Securities, or realize, recover or remit the proceeds of any such transaction or asset; or

(e)           as determined by the Security Calculation Agent, the primary exchange or market for trading for the Securities, if any, announces that pursuant to the rules of such exchange or market, as applicable, the Securities cease (or will cease) to be listed, traded or publicly quoted on such exchange or market, as applicable, for any reason and are not immediately re-listed, re-traded or re-quoted on an exchange or quotation system located in the same country as such exchange or market, as applicable.

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the Securities.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the Index Closing Level of the Index or such successor index does not, in the opinion of the Security Calculation Agent, fairly represent the Index Closing Level of the Index or such successor index had such changes or modifications not been made, then the Security Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Security Calculation Agent, may be necessary in order to arrive at an Index Closing Level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the Security Calculation Agent will calculate the Index Closing Level for the Index or such successor index with reference to the Index or such successor index, as adjusted. The Security Calculation Agent will accordingly calculate the Index Closing Level, the Index Valuation Level, the Index Performance Ratio, the Coupon Amount, the Reference Distribution Amount, the Stub Reference Distribution Amount, if any, the Accrued Fees, the Redemption Fee Amount, if any, the Cash Settlement Amount, if any, that we will pay you at maturity, the Redemption Amount, if any, upon early redemption, if applicable, the Call Settlement Amount, if any, that we will pay you in the event UBS calls the Securities, the Acceleration Amount that we will pay you in the event of an optional acceleration upon minimum indicative value, if applicable, the Loss Rebalancing Closing Level, if any, the Monthly Initial Closing Level and all related payment terms based on the Index Closing Level calculated by the Security Calculation Agent, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), which, in turn, causes the Index Closing Level of the Index or such successor index to be a fraction of what it would have been if there had been no such modification, then the Security Calculation Agent will make such calculations and adjustments in order to arrive at an Index Closing Level for the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

In the event that the Security Calculation Agent elects to replace the Index with a successor index or a Substitute Index, UBS may, in its sole discretion, amend the title of the Securities in order to remove reference the former Index and to make such other changes to the title of the Securities as it considers necessary or desirable to reflect the name and/or characteristics of the relevant successor index or Substitute Index, as applicable.

All determinations and adjustments to be made by the Security Calculation Agent may be made in the Security Calculation Agent’s sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity, call or acceleration, or upon early redemption, will be made to accounts designated by you and approved by us, or at the corporate trust office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a Business Day or a New York Business Day with respect to the Securities, we mean a day that is a Business Day of the kind described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above.

Modified Business Day

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in “Medium-Term Notes, Series B” above, any payment on the Securities that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business Day, with the same effect as if paid on the original due date, except as described under “— Cash Settlement Amount at Maturity,” “— UBS’s Call Right” and “— Early Redemption at the Option of the Holders” above.

Reissuances or Reopened Issues

We may issue additional Securities without your consent and without notifying you. The Securities do not limit our ability to incur other indebtedness or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the Securities. For more information, please refer to “Description of Debt Securities We May Offer — Amounts That We May Issue” in “Medium-Term Notes, Series B” above.

These further issuances, if any, will be consolidated to form a single class with the originally issued Securities and will have the same CUSIP number and will trade interchangeably with the Securities immediately upon settlement. Any additional issuances will increase the aggregate Stated Principal Amount of the outstanding Securities of the class. The price of any additional offering will be determined at the time of pricing of that offering.

Booking Branch

The Securities will be booked through UBS AG, London Branch.

Clearance and Settlement

The DTC participants that hold the Securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the Securities and secondary market trading between DTC participants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                                                        UBS Group AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

      Title:    Executive Director

                                                                        UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

      Title:    Executive Director

Date:  March  3, 2020